Form 10-K, Exhibit 13
period 1993-12-31
INTERGRAPH CORP
filed 1994-03-28
CIK 351145

FIVE-YEAR FINANCIAL SUMMARY

(In thousands except per share amounts)
                                1993          1992         1991        1990        1989
                             ----------   ----------   ----------   ----------   --------
Revenues                     $1,050,277   $1,176,661   $1,195,378   $1,044,617   $860,062
Restructuring charges            89,806        4,418          ---          ---        ---
Net income (loss)              (116,042)       8,442       71,108       62,557     79,502
Net income (loss) per share       (2.51)         .18         1.47         1.28       1.48
Working capital                 348,756      430,974      502,152      443,272    414,398
Total assets                    855,329      986,663      996,615      907,460    808,026
Long-term debt                   17,541       19,759       23,413       16,891      7,069
Shareholders' equity            588,710      736,863      754,994      682,272    629,759

                                Inside Front Cover Page

Pages 1 through 7 contain the President's Letter and certain marketing literature.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

SUMMARY. The Company lost $2.51 per share in 1993 versus earnings of $.18 and $1.47 per share in 1992 and 1991, respectively. The loss in 1993 was the result of a decline in systems revenue, a decline in gross margin, and restructuring expenses. The earnings decline in 1992 was the result of a substantial decline in income from operations and foreign exchange losses.

After growth in systems revenue of 12% for 1991, systems revenue declined by 8% in 1992 and by 15% in 1993. The Company attributes the decline in systems revenue to transition in its products and to weak economic conditions in the U.S. in 1992 and in the U.S. and Europe in 1993. In addition to the revenue decline, systems gross margin declined 1.9 points in 1992 and 8.8 points in 1993, due to lower sales volume, discounting of older products pending availability of new products, and continuing industry product performance and price competition. Over the same three year period, the Company reduced growth in operating expenses (exclusive of restructuring expenses) from 18% in 1991 to 5.6% in 1992 and achieved a reduction in operating expenses of 3.2% in 1993.

In 1993 the Company incurred pretax restructuring charges of $89.8 million ($61.7 million after related tax benefit, or $1.34 per share). As further explained below, the charges resulted from changes in product, sales, and manufacturing strategies that were made to enable the Company to compete more effectively. The Company estimates that the 1993 restructuring will produce savings of approximately $50 million annually beginning in 1994, primarily in the areas of selling, product support, and product development expenses.

The Company expects that its product transition and economic weakness in Europe, particularly in the large German market, may continue to adversely affect orders and revenues through the first half of 1994. The Company believes, however, that profitability should return in the second half of the year as new products are produced and sold in volume and the benefits of its restructuring begin to be realized.


BUSINESS TRANSITION AND RESTRUCTURING. Over the past several years the industry in which the Company competes has been characterized by a rapid move to higher performance, lower priced product offerings, by intense price and performance competition (best exhibited by gross margins that have declined steadily in the industry and for the Company), by significantly shorter product cycles, and by development and support of software standards that result in less specific hardware dependency by customers. As a consequence, the operating results of the Company and others in the industry have and will continue to depend on the ability to rapidly and continuously develop and deliver new hardware and software products that are competitively priced, offer enhanced performance, and meet customers' requirements for standardization and interoperability. As described further below, during late 1992 and 1993 the Company made several strategic decisions to better position itself to compete in this environment. These decisions led to actions that resulted in an $89.8 million pretax restructuring charge in 1993.

Operating Systems. In November, 1992 the Company announced its decision to port its technical software applications to Microsoft Corporation's new Windows NT operating system, and to make Windows NT available on Intergraph workstations. Microsoft's standard Windows system has been widely accepted in the personal computing (PC) market, and Windows NT is Microsoft's new operating system for high-end computing. The effect of this decision is to expand the availability of the Company's workstations and software applications to Windows-based computing environments not previously addressed by the Company, including the availability of Intergraph software applications that will operate across a variety of hardware architectures, including those of other hardware vendors that use the Windows NT operating system. Prior to this decision, the Company's software applications operated principally on Intergraph hardware platforms. At the same time, the Company is continuing to develop and maintain products in the UNIX operating system environment, the foundation for its software applications prior to Windows NT, thereby offering existing and potential customers a choice of UNIX or Windows NT operating systems as well as a path to the NT system if and when the customer chooses. Limited shipments of Windows NT-based software began in the fourth quarter of 1993. Most of the Company's software applications are expected to be available for Windows NT by the end of 1994.

While the Company believes that Windows NT will become the dominant operating system in the markets it serves, competing operating systems are available in the market. In addition, several competitors of the Company also offer UNIX or are adopting the Windows NT operating system for product offerings.

Hardware Architecture. In addition to the Windows NT operating system, the Company believes that Intel Corporation's hardware architecture will play an increasingly important role in the computing markets it serves, and has begun to offer a hardware platform (in addition to its own) based on Intel microprocessors. Previously, the Company's principal hardware platform offering had been based on its own microprocessor. The Company began shipping new Intel-based workstations in third quarter 1993, and expects that Intel-based systems will represent the majority of its workstation shipments in 1994.

In August, 1993 the Company entered into an agreement with Sun Microsystems Computer Corporation (Sun) to co-develop the next generation Sun SPARC high-end microprocessor, develop a SPARC-based, high quality desktop computer system, and port the Windows NT operating system to that computer system. The commercial result of the agreement for the Company is the right to purchase from Sun the co-developed microprocessor and the right to sell the SPARC-based, high-end computer system operating under Windows NT with Intergraph's technical software applications, all in the second half of 1995. In addition, under the terms of the agreement Sun hired 77 employees of the Company's Advanced Processor Division (APD) effective January 1, 1994, and has the obligation to offer employment to the remaining 40 APD employees effective January 1, 1995. The Company has ceased design of its own microprocessor.

Restructuring Charge. The 1993 financial statement impact of changes in the Company's product, sales, and manufacturing strategies are described below.

                                             1993 Restructuring Charge
                                                 Before Tax Benefit
(In thousands)                               -------------------------

Reduction in workforce                                  $10,467
Elimination of operations, primarily the European
  manufacturing and distribution facility                17,136
Revaluation of assets resulting from new product
  strategy - primarily spares inventory, goodwill,
  and investments in other companies                     56,082
Restructure of electronics business                       6,121
                                                        -------
Total                                                   $89,806
                                                        =======

Reduction in Workforce. During 1993 the Company directly reduced its workforce by approximately 450 employees in an effort to reduce the Company's fundamental cost structure. The related restructuring charge consists of severance pay and other personnel related costs, primarily for workforce reductions in the European and U.S. sales and support operations. The total net reduction in workforce for the year was approximately 800, consisting of these 450 employees, 77 APD employees discussed in "Hardware Architecture" above, and other employees who left the Company through attrition and were not replaced.

Elimination of Operations. In January, 1994 the Company announced its decision to close its European manufacturing and distribution facility
(IEM) located in Nijmegen, The Netherlands. The decision was made to take advantage of lower costs of production and distribution in the U.S., and to utilize existing capacity in the U.S. manufacturing operation. The facility will be closed in phases over the course of 1994, with all manufacturing and distribution activity transferred to the Company's U.S. manufacturing facility. European sales and support activity will continue to be provided by the Company's subsidiary operations located throughout Europe and by its European headquarters located in The Netherlands. The charge for closure of the Nijmegen facility consists primarily of the costs of severance and other personnel related costs for the 130 employees that will be affected.

Also included in this amount are asset retirements related to the phased closure of APD, and charges for consolidation of several sales and support facilities in Europe.

Revaluation of Assets Due to New Product Strategy. This charge consists of $35.3 million to retire spares inventory items and $20.8 million to write-off goodwill recognized on previous business acquisitions and investments in less than 20%-owned companies. The spares inventory write-off was taken in recognition of the diminished value of these parts as the Company transitions to smaller, less expensive but more technologically advanced client-server and PC-based systems, to new operating systems that provide greater ease of use and, in the specific case of the Company, to systems incorporating microprocessors more widely used in desktop computing. The goodwill and investee company write-offs relate to previous acquisitions generally in small, privately-held, developing companies that possessed technologies of value to the Company or that offered products that complemented those of the Company. The product transition of the Company diminished the value of these investments.

Restructure of Electronics Business. In December, 1990 the Company acquired substantially all of the operating assets of Daisy Systems Corporation and its wholly-owned subsidiary, Daisy/Cadnetix, Inc. (DAZIX). DAZIX and the Company's existing electronics business combined to form the Company's new electronic design automation (EDA) business. In 1992 the Company recorded pretax charges of $4.4 million ($.06 per share) associated with restructuring the EDA business to focus the Company's efforts toward the stronger growth areas in the EDA market and to further integrate the DAZIX unit with the Company's existing electronics business. As a result of the product transition described above, the Company continued to restructure and position its EDA business in 1993, incurring additional severance and facilities consolidation expenses and revaluing assets, including goodwill from other related acquisitions and investments in companies offering complementary products.

Expected Impact on Future Results, Liquidity, and Sources and Uses of Capital Resources. The Company anticipates that the restructuring actions taken in 1993 will reduce expenses by approximately $50 million annually beginning in 1994, primarily in the areas of selling, product support, and product development expenses. Approximately 75% of the restructuring charges are asset retirements and do not involve a cash outlay. The charges required cash expenditures in 1993 of approximately $7 million, primarily for severance pay, and the Company expects a total 1994 cash expenditure related to the 1993 restructuring of approximately $20 million (primarily for severance pay, related personnel costs, and IEM debt retirement), all of which is expected to be provided from cash generated by 1994 operations and the sale or lease of the IEM facility. Long-term effects on the Company's liquidity and sources and uses of capital are expected to be minimal, as described below.

     Closure of European Manufacturing and Distribution Facility. All manufacturing and distribution activity previously performed by IEM will be performed in the U.S. manufacturing facility. The Company expects an expense and cash savings to accrue from this change, since European activity can be absorbed by existing capacity in the U.S. facility with no significant further investment in the U.S. facility. All European sales and service activity will remain in Europe, and the Company expects no impact on its ability to conduct its European business.

     Closure of Advanced Processor Division. The Company no longer designs its own microprocessor, and has agreements in place with Intel and Sun for provision of its microprocessor needs. Although the unit cost of the Company's microprocessor requirements may increase, the Company expects a net savings to accrue from the APD closure since it no longer will fund the substantial cost of microprocessor design.

     Windows NT Product Strategy. The Company has incurred significant expense in 1993 to port its technical software applications to operate under the Windows NT operating system and to simultaneously enhance its UNIX operating system product offerings. This higher level of development expense will continue through 1994. The Company believes, however, that funds generated by the future savings from restructuring and arising from normal operations will be adequate to meet these requirements without assistance from external sources.

ORDERS. Systems orders for 1993 were $630 million, down 23% for the year after a decline of 2% in 1992 and 4% growth in 1991. The decline in 1993 orders is the result of the Company's ongoing product transition that began in late 1992, economic weakness, particularly in the Company's primary U.S. and European markets, and strengthening of the U.S. dollar against European currencies. U.S. orders, including federal government orders, were $312.2 million for the year, down 26% (federal government orders were down 34%), and international orders were $317.8 million, down 21% for the year. European orders were down 30% in 1993. Order levels in each quarter of 1993 showed sequential improvement with second quarter up 10%, third quarter up 4%, and fourth quarter up 9%, but orders were weak for the full year compared to 1992.

In August 1993, the U.S. Navy awarded Intergraph and another company multi-year, indefinite delivery, indefinite quantity contracts (the Naval Engineering Command Computer Aided Design or "NAVFAC CAD 2" contracts) to fulfill facility engineering requirements for computer-aided design and drafting, geographic information systems, and computer-aided facility management for the Navy as well as other Department of Defense and civilian agencies with a facilities engineering mission. Under these contracts, each company will compete for orders. Each 12 year contract has a guaranteed minimum of $1 million over its life; however, the maximum combined value of the contracts totals $550 million. The contracts did not have a significant impact on 1993 orders and revenues but could contribute substantially to 1994 orders and revenues. In April 1991, the U.S. Navy awarded the Company a multi-year, indefinite delivery, indefinite quantity contract to provide computer-aided design and manufacturing (CAD/CAM) systems to support the design, construction, maintenance, overhaul, alteration and repair of Navy ships and shipboard systems (the Naval Sea Systems Command or "NAVSEA" contract). This contract extends over a twelve year period and has an estimated value of $363 million. The NAVSEA contract contributed substantially to total orders and revenues in 1992 and 1993.

REVENUES. Revenues for 1993 were $1.05 billion, down 11% for the year after a 2% decline in 1992 and 14% growth in 1991. Sales of Intergraph systems were $673 million, down 15% for the year after an 8% decline and 12% growth in the preceding two years. Maintenance and services revenue, consisting of revenues from maintenance of Intergraph systems and training, consulting and other services, was down 1% in 1993 after 14% and 21% growth in the preceding two years.

The Company believes that its product transition, general economic weakness, particularly in the Company's primary U.S. and European markets, and intensified competition in the industry account for the decline in systems revenue in 1993 and 1992. In addition, 1993 systems revenue was reduced by approximately 4% by strengthening of the U.S. dollar against European currencies. U.S. systems sales were weak in 1993 and 1992, declining 15% and 16%, respectively, from the prior year after increasing 16% in 1991. European systems revenue declined 23% during 1993, after growing by 7% in 1992 and 11% in 1991. For the year, sales outside the U.S. represented 51% of the total revenues of the Company, versus 51% and 46% in the two preceding years. European revenues were 35% of total revenues for 1993, 38% for 1992, and 34% for 1991.

Among the Company's product applications, AEC (architecture, engineering, and construction), mapping/GIS (geographic information systems), and MDEM (mechanical design, engineering, and manufacturing) continue to dominate the product application mix.

The Company has a license agreement with Bentley Systems, Inc. (BSI), a 50%-owned affiliate of the Company, under which the Company was granted exclusive rights to distribute MicroStation, a software product developed and maintained by BSI. BSI now contends that the license has become nonexclusive, giving BSI the right to distribute MicroStation and develop and distribute additional software products in competition with Intergraph. This matter is the subject of litigation between the parties. MicroStation is a basic graphics software package upon which many of the Company's software application products are built. The Company's sales of the MicroStation product during the year ended December 31, 1993 were approximately $70 million. The gross margin on MicroStation is approximately 70% before allocation of selling, marketing, research and development, and general and administrative expenses.

Preliminary settlement negotiations have begun which, if successful, would allow BSI after 1994 to distribute MicroStation and develop and distribute additional software products. Since the litigation and settlement negotiations are in a very early stage, the Company is unable to predict the effects that any changes in the agreement with BSI may have on its results of operations for 1994 and subsequent years. The impact of any profits lost by the Company would be partially offset by the Company's 50% ownership of BSI, and the advent of new Intergraph products currently under development.

Revenues from the United States government were $166 million in 1993 (16% of total Company revenues), $186 million in 1992 (16% of total Company revenues), and $172 million in 1991 (14% of total Company revenues). The Company sells to the U.S. government under long-term contract arrangements, primarily cost-plus award fee contracts, and through commercial sales of products not covered by long-term contracts. Approximately 40% of total federal government revenues are earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is fully anticipated that these contracts will remain in effect through their expiration, the contracts are subject to termination (with damages paid to the Company) at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

Maintenance revenues grow as the Company's installed base of systems grows. Maintenance revenue was down 2% in 1993 as the result of the systems revenue decline, the shift within the industry toward less expensive workstations, and the strengthening of the U.S. dollar against European currencies. Services revenue, which grew by 9% in 1993, is expected to represent an increasing portion of the Company's revenue in the future, though it now represents less than 5% of total revenues. Both maintenance and services revenue produce lower gross margins than systems revenues. The trend in the industry toward less expensive workstations could continue to reduce maintenance revenue, if not offset by higher volumes of product sales.

GROSS MARGIN. The Company's total gross margin was 40.8% in 1993, a decline of 5.9 points after a decline of 2.6 points in 1992 and an increase of .5 points in 1991. Margin on systems sales declined 8.8 points in 1993 and 1.9 points in 1992 after increasing 1.1 points in 1991. The margin decline since 1991 is the result of lower sales volume, price discounting, and lower margins on new hardware products. In addition, strengthening of the U.S. dollar against European currencies reduced the Company's 1993 systems margin by approximately 2 points. These negative effects are partially offset by higher software content in the Company's systems. Margin on maintenance and services revenue improved 1.3 points in 1993 after declining .8 points in 1992 and remaining stable in 1991. Margin improvement in 1993 is the result of a decline in post sales support cost.

Factors that contribute to lower margins include price competition, a stronger dollar in international markets, the effects of technological changes on the value of existing inventories, and a higher mix of Federal government sales to total sales. Margins are improved by higher software content in the product, a weaker dollar in international markets, a higher mix of international sales to total sales, and reductions in prices of component parts, which generally tend to decline over time in the industry. The Company is unable to predict the effects that many of these factors may have on its gross margin, but expects that hardware margins may continue to decline due to price competition in the industry.

OPERATING EXPENSES (EXCLUSIVE OF RESTRUCTURING EXPENSES). Operating expenses declined by 3.2% in 1993 after growth of 5.6% in 1992 and 18% in 1991. Growth in operating expenses in 1991 was the result of planned staff level increases, primarily in the sales and marketing and product development areas, and increased advertising and related expenses in an effort to gain market share. Growth in operating expenses moderated in 1992 as the result of closer monitoring of hiring and spending and a decline in the Company's discretionary contribution to the Employees' Stock Ownership Plan. The decline in operating expenses in 1993 results primarily from close monitoring of spending, the effects of a stronger U.S. dollar in the Company's European markets, and from workforce reductions due to restructuring, which occurred primarily in the last half of the year. The total number of employees of the Company declined by a net 8% in 1993 after 1% growth in 1992 and 8% growth in 1991. For 1993, product development expense grew by 7% as a result of development efforts enabling the Company to offer products under two operating systems (UNIX and Windows NT) and provide for interoperability between the two. Sales and marketing and general and administrative expenses declined by 6% and 10%, respectively, due to workforce reductions, other cost control measures, and a stronger U.S. dollar in European markets. The Company continues to closely monitor spending.

NONOPERATING INCOME AND EXPENSE. Interest income was $4.5 million in 1993, $5.4 million in 1992 and $9.3 million in 1991. Both the average cash balance and average yields earned on investments declined during 1992 and 1993. The Company's cash position in 1993 was negatively impacted by a decline in cash generated from operations and by purchases of the Company's stock in the open market. In 1992, the Company made substantial cash investments in business acquisitions, investments in other related businesses, and purchases of the Company's stock. The Company's cash position in 1991 benefited from sales of long-term investments in common stock and proceeds from the exercise of employee stock options.

In 1993 and 1992 the Company incurred net foreign exchange losses of $3.3 million ($.05 per share) and $12.5 million ($.18 per share), respectively. The 1992 loss occurred primarily in the third and fourth quarters and resulted in large part from instability during that time within the EMS (European Monetary System). This portion of the loss occurred within the Company's European manufacturing and distribution center, located in The Netherlands. The center's exposure among the European currencies was not hedged, since to that time currency values were generally controlled within the EMS. Subsequent to this time, the Company has partially hedged its exposure among the European currencies.

"Other income (expense)-net" in the consolidated statements of income consists primarily of equity in the earnings of 20%- to 50%-owned companies, other miscellaneous items of nonoperating income and expense, and nonrecurring charges other than restructuring. The 1993 amount includes a $3.3 million write-off of an equity investment.

In 1991, the Company recognized an $8.1 million gain on the sale of a long-term investment.

INCOME TAXES. The Company incurred a loss before income tax benefit and the cumulative effect of a change in method of accounting for income taxes of $172.6 million in 1993. Income before income taxes was $12.4 million in 1992 and $111.9 million in 1991. The effective tax rate for the 1993 tax benefit was 31.3%. Effective rates on income for 1992 and 1991 were 31.9% and 36.5%, respectively. Note 6 of Notes to Consolidated Financial Statements contains a reconciliation of statutory to actual income tax benefit or expense.

At December 31, 1993 the Company's balance sheet included a net deferred tax asset in the amount, after consideration of available deferred tax credits, of approximately $9 million. The deferred tax asset is expected to be realized through tax return deductions in 1994 that will reduce 1994 taxes payable or through carryback of losses to 1991 that would result in refund of taxes paid in that year.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". The resulting change in method of accounting for income taxes did not significantly affect 1993 results of operations.

See Note 6 of Notes to Consolidated Financial Statements for further details of the Company's tax position.

IMPACT OF CURRENCY FLUCTUATIONS. Fluctuations in the value of the U.S. dollar in international markets can have a significant impact on results of operations at the level of international business currently conducted by the Company. For 1993, approximately 51% of the Company's revenues were derived from customers outside the United States (51% for 1992 and 46% for 1991), primarily through subsidiary operations. Most subsidiaries sell to customers and incur and pay operating expenses in local currency. These local currency revenues and expenses are translated to dollars for U.S. reporting purposes. A stronger U.S. dollar will decrease the level of reported U.S. dollar orders and revenues, decrease the dollar gross margin, and decrease reported dollar operating expenses of the international subsidiaries. During 1993, the U.S. dollar strengthened on average from its 1992 levels, which reduced the Company's total revenues, orders, and operating expenses by approximately 4%. Systems margin was reduced approximately 2 points. The Company's international operations are also subject to certain risks inherent in doing business abroad and may be adversely affected by government policies, restrictions, or other factors. In addition, the Company has certain currency related asset and liability exposures related to its international operations against which certain measures, including hedging, are taken to reduce currency risk.

PURCHASE BUSINESS COMBINATIONS AND INVESTMENTS IN OTHER BUSINESSES.
In February 1993, the Company acquired a 100% ownership interest in a company engaged in a related business for $9.5 million in cash and other consideration. The accounts and results of operations of that company have been combined with those of the Company since the date of acquisition using the purchase method of accounting. The acquisition did not have a material effect on the Company's results of operations in 1993. During 1992, the Company acquired 100% ownership interests in three companies for a total purchase price of approximately $25.5 million in cash and other consideration, and acquired less than majority interests or otherwise invested in six other companies for a total of $19.4 million in cash and other consideration. All such companies are engaged in businesses related to that of the Company. These acquisitions and investments did not have a material effect on the results of operations of the Company for 1992.


LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1993, cash and short-term investments totaled $75.7 million, down $16.9 million from year end 1992.

Cash generated from operations in 1993 was $71.0 million versus $135.9 million in 1992 and $110.7 million in 1991. Capital expenditures of $65.4 million in 1993 were primarily for Intergraph products used in hardware and software development. Capital expenditures of $79.5 million in 1992 and $91.6 million in 1991 were for Intergraph products and additional facilities and related fixtures and equipment. Other significant uses of cash in 1993 included $29.7 million to purchase Company stock for the treasury ($13.9 million in 1992 and $18.8 million in 1991), and $8.1 million for business acquisitions and investments in other businesses ($36.1 million in 1992 and $7.0 million in 1991). The Company's 1991 cash position benefited by the sale of a long-term common stock investment ($14.9 million) and proceeds from the exercise of employee stock options ($10.6 million).

Over the last six years, the Board of Directors of the Company has authorized the purchase of up to 20 million shares of the Company's stock in the open market. As of December 31, 1993, the Company had purchased approximately 17.7 million shares for the treasury, of which 2.8 million were purchased in 1993. Further purchases of treasury shares are dependent on market conditions and availability of cash.

The Company has a $50 million revolving credit agreement with a bank enabling the Company to borrow funds on a revolving basis until May 31, 1995. There were no outstanding borrowings under this agreement at December 31, 1993 or 1992. The loan commitment is conditional on the maintenance of minimum levels of tangible net worth at various dates through May, 1995. Under certain circumstances, borrowings under the agreement may create a security interest in certain of the accounts receivable of the Company.

The Company expects that capital expenditures will require $55 million to $65 million in 1994, primarily for computer equipment manufactured by the Company for use in hardware and software development.

The Company has historically enjoyed a strong working capital and liquidity position. Cash generated from operations has historically provided the level of cash required to finance ongoing operations, reinvest in plant and equipment, and finance growth of the business. However, the Company is unable to precisely predict long-term conditions in an industry characterized by rapid technological change and intense competition, and therefore entered into the credit agreement described above to ensure access to capital at a reasonable price.


FOURTH QUARTER 1993

Revenues for the fourth quarter were $268.5 million, down 13% from fourth quarter 1992. The Company incurred a loss of $1.54 per share for the quarter versus a loss of $.04 per share in fourth quarter 1992. The fourth quarter 1993 loss included a $1.18 per share charge against earnings for restructuring related to the planned closure of the Company's manufacturing and distribution facility in The Netherlands, and the revaluation of assets resulting from new product strategies. A 5.4 point decline in gross margin from the fourth quarter 1992 level also negatively impacted fourth quarter 1993 results of operations. The margin decline resulted from the factors described under "GROSS MARGIN" above.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


December 31,                                          1993          1992
- -------------------------                           --------      --------
(In thousands except share and per share amounts)

Assets
  Cash and cash equivalents                        $  55,976     $  67,194
  Short-term investments                              19,772        25,442
  Accounts receivable                                314,256       335,588
  Inventories                                        111,555       178,107
  Refundable income taxes                             42,380        13,259
  Other current assets                                41,118        28,799
                                                    --------      --------
     Total current assets                            585,057       648,389
  Long-term investments                               23,560        46,664
  Other assets                                        22,281        44,603
  Property, plant, and equipment, net                224,431       247,007
                                                    --------      --------
     Total Assets                                  $ 855,329     $ 986,663
                                                    ========      ========
Liabilities and Shareholders' Equity
  Trade accounts payable                           $  42,866     $  37,444
  Accrued compensation                                43,366        42,309
  Other accrued expenses                              75,608        66,224
  Billings in excess of sales                         62,087        59,395
  Income taxes payable                                 3,309         9,915
  Short-term debt and current maturities
    of long-term debt                                  9,065         2,128
                                                    --------      --------
     Total current liabilities                       236,301       217,415
  Deferred income taxes                               12,777        12,626
  Long-term debt                                      17,541        19,759
                                                    --------      --------
     Total liabilities                               266,619       249,800
                                                    --------      --------
  Shareholders' equity:
     Common stock, par value $.10 per share --
      100,000,000 shares authorized;
      57,361,362 shares issued                         5,736         5,736
     Additional paid-in capital                      246,642       250,549
     Retained earnings                               524,359       640,401
     Cumulative translation adjustment              (  7,606)          212
                                                    --------      --------
                                                     769,131       896,898
     Less --  cost of 12,006,827 treasury shares
      at December 31, 1993 and 9,803,371
      treasury shares at December 31, 1992          (180,421)     (160,035)
                                                    --------      --------
     Total shareholders' equity                      588,710       736,863
                                                    --------      --------
     Total Liabilities and Shareholders' Equity    $ 855,329     $ 986,663
                                                    ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


Year Ended December 31,                    1993        1992        1991
- -------------------------               ---------    ---------   ---------
(In thousands except per share amounts)

Revenues
  Systems                              $  672,790   $  795,862  $  861,965
  Maintenance and services                377,487      380,799     333,413
                                        ---------    ---------   ---------
    Total revenues                      1,050,277    1,176,661   1,195,378
                                        ---------    ---------   ---------
Cost of revenues
  Systems                                 371,157      369,258     383,361
  Maintenance and services                251,129      258,110     223,240
                                        ---------    ---------   ---------
     Total cost of revenues               622,286      627,368     606,601
                                        ---------    ---------   ---------
     Gross profit                         427,991      549,293     588,777
Product development                       160,294      150,152     134,382
Sales and marketing                       238,054      252,619     241,582
General and administrative                104,459      116,696     115,780
Restructuring charge                       89,806        4,418         ---
                                        ---------    ---------   ---------
     Income (loss) from operations       (164,622)      25,408      97,033
Interest expense                         (  2,097)    (  3,025)   (  2,100)
Interest income                             4,467        5,432       9,337
Foreign exchange loss                    (  3,267)    ( 12,531)   (    259)
Gains on sales of long-term investments       ---          ---       8,118
Other income (expense) -- net            (  7,031)    (  2,892)   (    236)
                                        ---------    ---------   ---------
     Income (loss) before income taxes
      and cumulative effect of change
      in accounting for income taxes     (172,550)      12,392     111,893
Income tax benefit (expense)               54,008     (  3,950)   ( 40,785)
                                        ---------    ---------   ---------
     Income (loss) before cumulative
      effect of change in accounting
      for income taxes                   (118,542)       8,442      71,108

Cumulative effect as of January 1, 1993,
   of change in method of accounting
   for income taxes                         2,500          ---         ---
                                        ---------    ---------   ---------
     Net income (loss)                  $(116,042)   $   8,442   $  71,108
                                        =========    =========   =========

Earnings (loss) per share:
Income (loss) before cumulative
  effect of change in accounting
  for income taxes                      $(   2.56)   $     .18   $    1.47
Cumulative effect of change in
  accounting for income taxes                 .05          ---         ---
                                        ---------    ---------   ---------
     Net income (loss)                  $(   2.51)   $     .18   $    1.47
                                        =========    =========   =========

Weighted average shares outstanding        46,199       48,020      48,431
                                        =========    =========   =========

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,                              1993          1992          1991
- -------------------------                         ---------     ---------     ---------

(In thousands)

Cash provided by (used for):
Operating Activities:
  Net income (loss)                               $(116,042)    $   8,442     $  71,108
  Adjustments to reconcile net income
  (loss) to net cash provided by operations:
    Cumulative effect of change in method
      of accounting for income taxes               (  2,500)          ---           ---
    Depreciation and amortization                    85,124        79,455        68,088
    Non-cash portion of restructuring charge         79,565         1,637           ---
    Provision for ESOP                                  ---           ---         7,670
    Provision for deferred income taxes            ( 20,348)        5,300      ( 12,713)
    Write-off of long-term investment                 3,273           ---           ---
    Gains on sales of long-term investments             ---           ---      (  8,118)
    Net changes in current assets and liabilities    38,627        28,520      ( 15,556)
    Net exchange loss                                 3,267        12,531           259
                                                  ---------     ---------     ---------
    Net cash provided by operating activities        70,966       135,885       110,738
                                                  ---------     ---------     ---------
Investing Activities:
  Decrease in short-term investments, net            13,207         8,347         6,796
  Purchase of property, plant, and equipment       ( 65,414)     ( 79,497)     ( 91,580)
  Disposal of equipment                               8,768         6,331         9,064
  Business acquisitions, net of cash acquired      (  6,938)     ( 19,658)          ---
  Purchase of interests in other businesses        (  1,119)     ( 16,466)     (  6,975)
  Investment in long-term debt securities, net     (    831)     ( 12,640)          ---
  Proceeds from sale of long-term investments           ---           ---        14,902
  Repayment of loan by affiliate                      6,994           ---           ---
  Other                                            ( 13,586)     ( 17,879)     (  3,979)
                                                  ---------     ---------     ---------
    Net cash used for investing activities         ( 58,919)     (131,462)     ( 71,772)
                                                  ---------     ---------     ---------
Financing Activities:
  Proceeds of debt                                    8,236           363         1,978
  Payment of debt                                  (  2,097)     (  4,722)     (  3,300)
  Proceeds of employee stock purchases                4,409         4,418         4,068
  Proceeds of exercise of stock options                 829         2,119        10,575
  Acquisition of treasury stock                    ( 29,734)     ( 13,925)     ( 18,805)
                                                  ---------     ---------     ---------
   Net cash used for financing activities          ( 18,357)     ( 11,747)     (  5,484)
                                                  ---------     ---------     ---------
Effect of exchange rate changes on cash            (  4,908)     (  7,796)     (    864)
                                                  ---------     ---------     ---------
Net increase (decrease) in cash and
  cash equivalents                                 ( 11,218)     ( 15,120)       32,618
Cash and cash equivalents at beginning of year       67,194        82,314        49,696
                                                  ---------     ---------     ---------
Cash and cash equivalents at end of year          $  55,976     $  67,194     $  82,314
                                                  =========     =========     =========

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands except share amounts)

                                     Common Stock          Treasury Stock        Additional               Cumulative       Total
                                                                                  Paid-in     Retained   Translation   Shareholders'
                                   Shares     Amount     Shares       Amount      Capital     Earnings    Adjustment      Equity
                                 ----------   ------   ----------   ---------    ----------   --------   -----------   ------------
  Balance at January 1, 1991     56,929,220   $5,693   (9,400,142)  $(152,023)     $241,373   $560,851       $26,378     $682,272
Treasury shares acquired                ---      ---   (1,000,000)   ( 18,805)          ---        ---           ---     ( 18,805)
Shares issued to employee
 retirement plan                    432,142       43          ---         ---         7,627        ---           ---        7,670
Shares issued under employee
 stock purchase plan                    ---      ---      222,923       3,636           432        ---           ---        4,068
Shares issued upon exercise of
 stock options                          ---      ---      607,222       9,850           924        ---           ---       10,774
Translation adjustments                 ---      ---          ---         ---           ---        ---      (  3,344)    (  3,344)
Other                                   ---      ---          ---         ---         1,251        ---           ---        1,251
Net income for the year                 ---      ---          ---         ---           ---     71,108           ---       71,108
                                 ----------   ------   -----------  ----------   ----------   --------   -----------   ------------
  Balance at December 31, 1991   57,361,362    5,736   (9,569,997)   (157,342)      251,607    631,959        23,034      754,994
Treasury shares acquired                ---      ---   (  918,000)   ( 13,925)          ---        ---           ---     ( 13,925)
Shares issued under employee
 stock purchase plan                    ---      ---      353,879       5,801      (  1,383)       ---           ---        4,418
Shares issued upon exercise of
 stock options                          ---      ---      139,393       2,299      (    133)       ---           ---        2,166
Shares issued upon
 purchase of a business                 ---      ---      191,354       3,132      (    548)       ---           ---        2,584
Translation adjustments                 ---      ---          ---         ---           ---        ---      ( 22,822)    ( 22,822)
Other                                   ---      ---          ---         ---         1,006        ---           ---        1,006
Net income for the year                 ---      ---          ---         ---           ---      8,442           ---        8,442
                                 ----------   ------   ----------    --------    ----------   --------   -----------   ------------
  Balance at December 31, 1992   57,361,362    5,736   (9,803,371)   (160,035)      250,549    640,401           212      736,863
Treasury shares acquired                ---      ---   (2,805,000)   ( 29,734)          ---        ---           ---     ( 29,734)
Shares issued under employee
 stock purchase plan                    ---      ---      494,462       7,656      (  3,247)       ---           ---        4,409
Shares issued upon exercise of
 stock options                          ---      ---      107,082       1,692      (    863)       ---           ---          829
Translation adjustments                 ---      ---          ---         ---           ---        ---      ( 10,570)    ( 10,570)
Recognition of net cumulative
 translation loss resulting
 from restructuring                     ---      ---          ---         ---           ---        ---         2,752        2,752
Other                                   ---      ---          ---         ---           203        ---           ---          203
Net loss for the year                   ---      ---          ---         ---           ---   (116,042)          ---     (116,042)
                                 ----------   ------  -----------   ---------    ----------   --------   -----------   ------------

  Balance at December 31, 1993   57,361,362   $5,736  (12,006,827)  $(180,421)    $ 246,642   $524,359     $(  7,606)    $588,710
                                 ==========   ======  ===========   =========    ==========   ========   ===========   ============

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1993


NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES.
BASIS OF PRESENTATION: The consolidated financial statements include the accounts of Intergraph Corporation and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's business is principally in one industry segment -- the development, manufacturing, marketing, and service of interactive computer graphics systems.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS: The Company's excess funds are generally invested in short-term, highly liquid, interest-bearing securities. The Company's investment policy limits the amount of credit exposure to any single issuer of securities. At December 31, 1993 and 1992, cash was invested in highly rated, short-term municipal bonds, time deposits, money market preferred stocks, commercial paper, and U.S. government securities. All cash equivalents and short-term investments are stated at cost plus accrued interest, which approximates fair value based on quoted market prices for these financial instruments. For financial statement purposes, investments with original maturities of three months or less are considered to be cash equivalents.

INVENTORIES: Inventories are stated at the lower of average cost or market and are summarized as follows:

                                    1993         1992
(In thousands)                   ---------    ---------

Raw materials                    $  31,023    $  36,506
Work-in-process                     33,118       30,257
Finished goods                      14,295       16,372
Service spares                      33,119       94,972
                                 ---------    ---------
Totals                           $ 111,555    $ 178,107
                                 =========    =========

LONG-TERM INVESTMENTS: Long-term investments include investments in 20%- to 50%-owned companies accounted for by the equity method, less than 20%-owned companies accounted for by the cost method, and debt securities stated at cost plus accrued interest.

The Company's investments in less than 20%-owned companies are included in the consolidated balance sheets as of December 31, 1993 and 1992 at cost of $9,100,000 and $25,600,000, respectively. These companies are privately held, and therefore quoted market values for these investments are not available. During 1993 the Company, as part of the restructuring described in Note 2, wrote off approximately $7,800,000 in investments in these companies. The Company is unable to determine fair values for its remaining investments without incurring excessive costs, but believes its investments in these companies, most of which are developing businesses with technologies of continuing value to the Company, have not been impaired. Debt securities are included in the consolidated balance sheets as of December 31, 1993 and 1992, at a carrying value of $6,100,000 and $12,600,000, respectively, which approximates fair value based on quoted market prices.

PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment, summarized below, is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

                                                 1993        1992
(In thousands)                                ---------   ---------

Land and improvements                         $  14,593   $  14,937
Buildings and improvements                      143,032     143,477
Equipment, furniture, and fixtures              316,251     312,532
                                              ---------   ---------
                                                473,876     470,946
Allowances for depreciation and amortization   (249,445)   (223,939)
                                              ---------   ---------
Totals                                        $ 224,431   $ 247,007
                                              =========   =========

TREASURY STOCK: Treasury stock is accounted for by the cost method. The Board of Directors of the Company has authorized the purchase of up to 20,000,000 shares of the Company's common stock in the open market. From the initial authorization in 1987 through the end of 1993, the Company had purchased approximately 17,700,000 shares for the treasury. Treasury stock activity is presented in the consolidated statements of shareholders' equity.

REVENUE RECOGNITION: Revenues from systems sales with no post-shipment obligations are recognized as equipment and software are shipped. Revenues on systems sales with significant post-shipment obligations are recognized on a percentage-of-completion method with progress to completion measured on the basis of labor costs and other factors. Revenues from contracts with the U.S. government, primarily cost-plus award fee contracts, are recognized monthly as costs are incurred and fees are earned under the contracts. A certain portion of revenues from all systems sales is not recognized until installation is complete and the warranty period has expired. Maintenance and services revenues are recognized ratably over the lives of the maintenance contracts or as services are performed.

Billings may not coincide with the recognition of revenue. Unbilled accounts receivable occur when revenue recognition precedes billing to the customer and arise primarily from commercial sales with predetermined billing schedules, U.S. government sales with billing at the end of a performance period, and U.S. government cost-plus award fee contracts. Billings in excess of sales occur when billing to the customer precedes revenue recognition, and arise primarily from maintenance revenue billed in advance of performance of the maintenance activity, and systems revenue billed at shipment with a portion of the related revenue deferred until completion of installation services and expiration of the warranty period.

PRODUCT DEVELOPMENT COSTS: The Company capitalizes certain computer software development costs. Costs capitalized do not have a significant impact on the Company's results of operations.

FOREIGN CURRENCY EXCHANGE AND TRANSLATION: Local currencies are the functional currencies for the Company's European subsidiaries. The U.S. dollar is the functional currency for the Company's other international subsidiaries. The foreign exchange loss incurred in 1992 is primarily the result of third and fourth quarter instability within the European Monetary System (EMS). Currency exposure within the Company's European manufacturing and distribution center was not hedged, since European currency values to that time were generally controlled within the EMS. Subsequently, the Company began hedging a portion of its exposure among the European currencies.

FOREIGN CURRENCY EXCHANGE CONTRACTS: The Company enters into foreign currency exchange contracts of less than one year duration to hedge certain foreign currency denominated receivables and payables. Gains and losses on the contracts are included in "foreign exchange loss" in the consolidated statements of income. Cash flows from the contracts are classified in the consolidated statements of cash flows in the same manner as cash flows from receivables and payables. At December 31, 1993, the Company had outstanding foreign currency exchange contracts of approximately $48 million. The fair value of these contracts approximates the original contract amount based on quoted market prices for contracts with similar terms.

INCOME TAXES: Deferred tax liabilities or assets are recognized for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Effective January 1, 1993 the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". See Note 6.

NET INCOME (LOSS) PER SHARE: Net income (loss) per share is computed using the weighted average number of common and equivalent common shares outstanding. Stock options are the only common stock equivalent. See Note 7.

RECLASSIFICATIONS: Certain reclassifications have been made to the previously reported consolidated balance sheet at December 31, 1992 and to the consolidated statements of cash flows for the years ended December 31, 1992 and 1991 to provide comparability with the current year presentation.


NOTE 2 -- RESTRUCTURING.
During 1993 the Company made several changes in its product, sales, and manufacturing strategies designed to make the Company more competitive in the current industry and economic environment, and took actions based on these decisions that resulted in a before-tax charge to earnings of $89,806,000 ($61,697,000 after related tax benefit, or $1.34 per share). Industry conditions considered by the Company in its decisions include the trend toward higher performance, lower priced products and intense competition that have resulted in lower gross margins in the industry and for the Company, shorter product cycles, and development and support of software standards that have resulted in less specific hardware dependency by customers. Changes in strategy include consolidation of worldwide manufacturing and distribution activities in its U.S. operation, execution of an agreement with Sun Microsystems Computer Corporation (Sun) that, among other things, ends the Company's design of its own microprocessor, porting of the Company's technical software applications to a new operating system (Microsoft Corporation's Windows NT) and the availability of Windows NT on Intergraph workstations, and the offering of a new hardware platform (in addition to its own) based on Intel Corporation microprocessors.

Restructuring charges in 1993 and the preceding year are summarized as follows:

                                                       1993      1992
(In thousands)                                       -------   -------

Reduction in workforce                               $10,467       ---
Elimination of operations, primarily the European
  manufacturing and distribution facility             17,136       ---
Revaluation of assets resulting from new product
 strategy - primarily spares inventory, goodwill,
 and investments in other companies                   56,082       ---
Restructure of electronics business                    6,121    $4,418
                                                     -------    ------
 Totals                                              $89,806    $4,418
                                                     =======    ======

REDUCTION IN WORKFORCE: During 1993 the Company directly reduced its workforce by approximately 450 employees, primarily in its European and U.S. sales and support operations. The related restructuring charge consists of severance pay and other personnel related costs. These 450 employees, the 77 APD employees described in "ELIMINATION OF OPERATIONS" below, and other employees who left the Company through attrition and were not replaced comprise the total net reduction of approximately 800 employees during 1993.

ELIMINATION OF OPERATIONS: In January, 1994 the Company announced its decision to close its European manufacturing and distribution facility
(IEM) over the course of 1994 and transfer the related activities to its U.S. manufacturing facility. The related restructuring charge consists primarily of the costs of severance and other personnel related costs for the 130 employees that will be affected. In addition, under the terms of an August, 1993 agreement with Sun, effective January 1, 1994 the Company terminated and Sun hired 77 employees of the Company's Advanced Processor Division (APD), resulting in charges primarily for asset retirements. Also included in this amount are charges related to consolidation of sales and support facilities, primarily in Europe, connected with the direct reductions in workforce discussed above.

REVALUATION OF ASSETS DUE TO NEW PRODUCT STRATEGY: Included in the "revaluation of assets" amount above is $35,300,000 to retire spares inventory and $20,800,000 to write-off goodwill recognized on previous acquisitions and investments in less than 20%-owned companies, both as a result of the Company's new product strategy and transition. The spares inventory write-off was made to recognize the diminished value of these parts as the Company transitions to smaller but more technologically advanced client-server and PC-based systems, to new operating systems and, specifically for the Company, to sale of systems incorporating microprocessors more widely used. The goodwill and investee company write-offs relate to prior acquisitions of small, privately-held, developing companies that possessed technologies or complementary products of value to the Company. The product transition of the Company resulted in a diminished value for these investments.

RESTRUCTURE OF ELECTRONICS BUSINESS: Also in 1993, the Company continued to restructure and position its electronics business in an effort to focus activity on growth areas and further integrate its DAZIX unit, acquired in December, 1990, with the Company's existing electronics business. The related restructuring charge in both 1993 and 1992 consists of severance pay and facilities consolidation expenses and, in 1993, of write-off of goodwill from related acquisitions and investments in companies offering complementary products.

Amounts included in the Company's December 31, 1993 balance sheet related to operations to be eliminated and amounts otherwise related to the restructuring are as follows:

                                                            Other
                                           IEM      APD    Entities   Total
                                         -------   ------  --------  -------
(In thousands)

Inventories, at cost                     $14,369   $  996      ---   $15,365
Land, buildings, and equipment, at
 cost less accumulated depreciation       11,497    1,490   $  295    13,282
                                         -------   ------  -------   -------
Total assets                             $25,866   $2,486   $  295   $28,647
                                         =======   ======  =======   =======
Trade accounts payable and accrued
 liabilities, including those directly
 related to restructuring                $15,555   $1,966   $5,877   $23,398
Short-term debt                            5,182      ---      ---     5,182
Current portion of long-term mortgage        466      ---      ---       466
                                         -------   ------  -------   -------
   Total current liabilities              21,203    1,966    5,877    29,046
Long-term portion of mortgage              4,922      ---      ---     4,922
                                         -------   ------  -------   -------
Total liabilities                        $26,125   $1,966   $5,877   $33,968
                                         =======   ======  =======   =======

The IEM facility will be closed over the course of 1994. Any inventory remaining at closure will be transferred for use in the U.S. manufacturing operation or used as spare parts in Europe. The facility itself will be placed for sale or lease in 1994. The net book value of IEM land and buildings at December 31, 1993 ($10,800,000) approximates market value and the Company does not expect significant costs of disposal. All IEM accounts payable and accrued liabilities, including those relating directly to the restructuring ($9,100,000), will be paid in the normal course of business in 1994. Short-term debt represents a working capital loan at a rate of 6.12% that will be paid at maturity in first quarter, 1994. The mortgage on the facility, which is guaranteed by the parent company, is payable in annual installments through the year 2003. The Company will retire the mortgage debt if the facility is sold. See
Note 5 for further description of this mortgage debt.

APD has ceased design but will continue to assemble microprocessors during 1994. At the end of 1994, Sun has the obligation to offer employment to the remaining 40 APD employees, and the facility will be closed. The remaining assets of APD will be utilized, transferred to other Company entities, or sold to Sun, and remaining liabilities will be paid in the normal course of 1994 business.

Accrued liabilities of other entities of $5,877,000 represent primarily remaining severance pay liabilities of European subsidiaries for direct workforce reductions made in 1993 which will be settled in 1994.


NOTE 3 -- SUPPLEMENTARY CASH FLOW INFORMATION.
Changes in current assets and liabilities, net of the effects of business acquisitions and restructuring charges, in reconciling net income (loss) to net cash provided by operations are as follows:

                              Cash Provided By (Used For) Operations

                                    1993       1992       1991
                                  -------    -------    --------
(In thousands)

(Increase) decrease in:
 Accounts receivable              $17,801    $12,680    $(26,848)
 Inventories                       36,805      6,988     ( 1,161)
 Refundable income taxes          (29,121)   ( 8,291)    ( 4,968)
 Other current assets               5,165      2,099       5,262
Increase (decrease) in:
 Trade accounts payable             9,460    (     3)    ( 5,142)
 Accrued compensation and other
   accrued expenses               ( 1,569)    11,990      15,107
 Billings in excess of sales        4,287      6,377     (   460)
 Income taxes                     ( 4,201)   ( 3,320)      2,654
                                  -------    -------    --------
Net changes in current assets
 and liabilities                  $38,627    $28,520    $(15,556)
                                  =======    =======    ========

Cash payments for income taxes totaled $4,201,000, $13,051,000, and $46,972,000 in 1993, 1992, and 1991, respectively. Cash payments for interest in those years totaled $2,252,000, $2,913,000, and $2,134,000, respectively.

There were no significant non-cash investing and financing transactions in 1993. Non-cash transactions in 1992 consisted of acquisition of and investments in other businesses in part through issuance of notes payable and forgiveness of debt totaling $3,272,000, issuance of treasury shares valued at $2,584,000, and obligations for other amounts totaling $2,896,000 (see Note 8). Non-cash transactions in 1991 consisted of additions to a building at a cost of $7,246,000 through a long-term debt transaction.


NOTE 4 -- ACCOUNTS RECEIVABLE.
Accounts receivable are summarized as follows:

                                           1993         1992
                                         --------     --------
(In thousands)

Billed receivables:
 Trade                                   $243,152     $254,640
 Unreimbursed costs and fees under
   government contracts                    10,047        9,638
                                         --------     --------
                                          253,199      264,278
                                         --------     --------
Unbilled receivables:
 Trade                                     72,002       81,063
 Unreimbursed costs and fees under
   government contracts                     9,846        9,216
                                         --------     --------
                                           81,848       90,279
                                         --------     --------
                                          335,047      354,557
Less allowances                          ( 20,791)    ( 18,969)
                                         --------     --------
Totals                                   $314,256     $335,588
                                         ========     ========

Concentrations of credit risk with respect to trade receivables are limited due to the diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral.

NOTE 5 -- DEBT AND LEASES.
Short- and long-term debt at December 31, 1993 and 1992 is summarized below. The carrying amounts for debt approximate fair values since interest rates on the debt adjust periodically to reflect changes in market rates of interest.

                                         1993       1992
                                       -------    -------
(In thousands)

Short-term credit facilities           $ 6,896        ---
Long-term mortgages                     18,497    $20,829
Other                                    1,213      1,058
                                       -------    -------
                                        26,606     21,887
Less amounts payable within one year     9,065      2,128
                                       -------    -------
Total long-term debt                   $17,541    $19,759
                                       =======    =======

The Company has entered into short-term credit facilities to provide temporary working capital for its subsidiary companies. The credit facilities bear interest at market rates.

The Company has two long-term mortgages that have provided financing for the construction and expansion of certain European facilities, including the manufacturing and distribution facility that will be closed in 1994. See Note 2 for further description of that mortgage debt. The mortgages are payable in varying installments through the year 2017 and bear interest at the floating Amsterdam Interbank Offering Rate (AIBOR), which ranged from 6.4% to 9.4% in 1993 and from 9.1% to 10.3% in 1992. During 1993, the Company entered into two-year interest rate swap agreements in the amount of the mortgages to reduce the risk of increases in interest rates, effectively converting the interest rates on these mortgages to a fixed rate. The Company is exposed to market risk of potential future decreases in AIBOR. The fair value of the interest rate swap agreements approximated carrying value at December 31, 1993.

The Company has a $50 million revolving credit agreement with a bank enabling the Company to borrow funds on a revolving basis until May 31, 1995. At December 31, 1993 and 1992, there were no outstanding borrowings under this agreement. The loan commitment by the lender is conditional on the maintenance of minimum levels of tangible net worth at various dates through May, 1995. Under certain circumstances, borrowings under the agreement may create a security interest in certain of the accounts receivable of the Company.

The Company leases various property, plant, and equipment under operating leases as lessee. Rental expense for operating leases was $41,668,000 in 1993, $44,527,000 in 1992, and $36,445,000 in 1991.
Subleases and contingent rentals are not significant. Future minimum lease payments, by year and in the aggregate, under non-cancellable operating leases with initial or remaining terms of one year or more are as follows:

                                     Operating
                                       Leases
                                     ---------
(In thousands)

1994                                  $ 32,138
1995                                    25,015
1996                                    17,865
1997                                    12,358
1998                                     6,072
Thereafter                              31,471
                                      --------
Total future minimum lease payments   $124,919
                                      ========

NOTE 6 -- INCOME TAXES.
Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, tax liabilities are provided in the financial statements at tax rates known to be in effect in the future years in which items of income and expense currently deferred for tax return purposes become includable in the tax return, rather than at rates in effect in the year of deferral. Since the Company had historically provided taxes at rates higher than the reduced tax rates now in effect, it was required to reduce deferred tax liabilities to reflect current tax rates, which resulted in an increase in 1993 income (shown as the cumulative effect of a change in accounting principle in the consolidated income statement) of $2,500,000 or $.05 per share. The change in method did not significantly affect the Company's effective rate of tax for 1993.

The components of income (loss) before income taxes are as follows:

                         1993         1992         1991
                     ----------    ---------    ---------
(In thousands)
U.S.                 $(115,025)    $  29,379    $ 113,464
International         ( 57,525)     ( 16,987)    (  1,571)
                     ----------    ---------    ---------
Totals               $(172,550)    $  12,392    $ 111,893
                     ==========    =========    =========

Income tax benefit (expense) consists of the following.  The
"liability method" is the method prescribed by SFAS 109 and adopted prospectively by the Company effective January 1, 1993. The "deferred method" is the method utilized prior to adoption of SFAS 109.


                           Liability Method       Deferred Method
                                1993            1992          1991
                           ----------------    -------     --------
(In thousands)
Current benefit (expense):
Federal                       $ 32,460        $  4,579     $(47,010)
State                              900              93      ( 5,664)
International                      300          (3,322)     (   824)
                              --------        --------     --------
                                33,660           1,350      (53,498)
                              --------        --------     --------
Deferred benefit (expense):
Federal                         16,429          (7,936)      14,273
State                              200          (   55)         738
International                    3,719           2,691      ( 2,298)
                              --------        --------     --------
                                20,348          (5,300)      12,713
                              --------        --------     --------
Totals                        $ 54,008        $ (3,950)    $(40,785)
                              ========        ========     ========

"Refundable income taxes" included in the December 31, 1993 consolidated balance sheet consist primarily of the benefit of the 1993 loss for U.S. federal income tax purposes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1993 are as follows:


                                                                  Non-
                                                     Current    Current     Total
(In thousands)                                      --------   --------   --------
Deferred tax assets:
 Inventory reserves                                 $ 18,504        ---   $ 18,504
 Vacation pay and other employee benefit accruals      6,367        ---      6,367
 Accrued liabilities related to 1993 restructuring     4,292        ---      4,292
 Other financial statement reserves, primarily
   allowance for doubtful accounts                     6,132        ---      6,132
 Net operating loss carryforwards of international
   subsidiaries                                          ---    $12,031     12,031
 Other - net                                           4,805      3,084      7,889
                                                    --------   --------   --------
                                                      40,100     15,115     55,215
 Valuation allowance                                 ( 3,024)   (12,750)   (15,774)
                                                    --------   --------   --------
   Total deferred tax assets, net of allowance        37,076      2,365     39,441
                                                    --------   --------   --------
Deferred tax liabilities:
 Profit on uncompleted sales contracts deferred
   for tax purposes                                   11,730        ---     11,730
 Depreciation                                            ---     10,426     10,426
 Other - net                                           3,289      4,716      8,005
                                                    --------   --------   --------
   Total deferred tax liabilities                     15,019     15,142     30,161
                                                    --------   --------   --------
Net deferred tax assets/(liabilities)               $ 22,057   $(12,777)  $  9,280
                                                    ========   ========   ========

The net current deferred tax asset of $22,057,000 is included in "Other current assets" in the December 31, 1993 consolidated balance sheet. The net deferred tax asset of $9,280,000 at December 31, 1993 is expected to be realized through tax return deductions in 1994 that will reduce 1994 taxes payable or through carryback of losses to 1991 that would result in refund of taxes paid in that year.

The deferred tax asset valuation allowance of $15,774,000 at December 31, 1993 consists primarily of reserves against the tax benefit of net operating loss carryforwards of international subsidiaries. Such loss carryforwards amounted to approximately $30,000,000 as of December 31, 1993 and are available to offset future earnings of international subsidiaries within specified time periods ranging from a minimum of three years to a maximum of permanent carryforward. If realized, the tax benefit of those losses will be applied to reduce income tax expense in the year realized.

During 1992 and 1991 deferred income taxes were provided for significant timing differences in the recognition of revenue and expenses for tax reporting and financial statement purposes. These timing differences related primarily to deferred profit on uncompleted contracts of $1,004,000 in 1992 and $5,574,000 in 1991 and profits on intercompany asset transfers of ($6,599,000) in 1992 and $3,380,000 in 1991.

A reconciliation from income tax benefit (expense) at the federal statutory tax rate of 35% for 1993 (34% for both 1992 and 1991) to the Company's income tax benefit (expense) is as follows:

                                             Liability
                                               Method       Deferred Method
                                                1993        1992       1991
                                             ---------    --------   --------
(In thousands)
Income tax benefit (expense) at federal
  statutory rate                               $60,393    $(4,213)   $(38,044)
Research and development tax credit              3,400        643         926
Benefit from Foreign Sales Corp. (FSC)           1,415      1,161       2,099
Benefit of tax exempt investments                  459        598       1,209
Tax effects of international operations, net   (13,933)    (5,667)    ( 5,464)
Tax effect of reorganization of certain
  international subsidiaries                     6,200      3,483       2,051
State income taxes, net of federal tax benefit     754         86     ( 3,251)
Non-deductible goodwill amortization           ( 3,290)       439     (    20)
Other - net                                    ( 1,390)    (  480)    (   291)
                                              --------    -------    --------
Income tax benefit (expense)                   $54,008    $(3,950)   $(40,785)
                                              ========    =======    ========

The Company does not provide for federal income taxes or tax benefits on the undistributed earnings and/or losses of its international subsidiaries because earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. At December 31, 1993, the Company had not provided federal income taxes on earnings of individual international subsidiaries of approximately $48,000,000. Upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in the various international jurisdictions. Determination of the related amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $2,900,000 would be payable if all previously unremitted earnings as of December 31, 1993 were remitted to the U.S. company.

The Internal Revenue Service has completed examination of the Company's federal income tax returns for the years 1987 and 1988. The Company has reached agreement with the Internal Revenue Service on substantially all issues raised in the examination. The Company's federal income tax returns for the years 1989 through 1991 are currently under examination. The Company does not expect the result of that examination to have a significant effect on future results of operations.


NOTE 7 -- EMPLOYEE STOCK OPTION AND BENEFIT PLANS.
The Company has reserved a total of 5,000,000 shares of common stock to grant as options to key employees under the 1990 and 1992 stock option plans. Options may be granted at fair market value or at a price less than fair market value on the date of grant. Options are not exercisable prior to twenty-four months from the date of grant or later than ten years after the date of grant (not later than five years after the date of grant under the 1990 Plan).

At December 31, 1993, 2,519,677 shares were available for future grants. A summary of activity in the Company's stock option plans is presented below.

Year Ended December 31,                         1993          1992          1991
- -------------------------                    ---------     ---------     ---------
Options outstanding at beginning of year     1,574,087     1,761,740     2,424,362
  Granted                                      345,004       140,000           ---
  Exercised                                   (107,082)     (139,393)     (607,222)
  Cancelled                                   (403,084)     (188,260)     ( 55,400)
                                             ---------     ---------     ---------
Options outstanding at end of year           1,408,925     1,574,087     1,761,740
                                             =========     =========     =========

Options exercisable at end of year             538,602       470,966       338,396
                                             =========     =========     =========
Option prices per share:
  Granted                                 $ 9.00-12.25  $ 7.88-16.00           ---
  Exercised                                 7.56-11.00   11.00-18.25  $15.00-27.50
  Cancelled                                 7.56-27.25   11.00-27.25   11.00-28.00
Options outstanding at end of year          7.88-16.00    7.56-27.25    7.56-27.25
Options exercisable at end of year         11.00-15.13    7.56-27.25    7.56-27.25

Under the 1987 Employee Stock Purchase Plan, 3,200,000 shares of common stock were made available for purchase through a series of ten consecutive annual offerings each January beginning January 1, 1987. In order to purchase stock, each participant may have up to 10% of his pay, not to exceed $25,000 in any offering period, withheld through payroll deductions. All full-time employees, except members of the Administrative Committee of the Plan, are eligible to participate.
The purchase price of each share is 85% of the closing market price of the Company's common stock on the last pay date of each calendar month. Employees purchased 494,462, 353,879, and 222,923 shares of stock in 1993, 1992, and 1991, respectively.

In 1975 the Intergraph Corporation Stock Bonus Plan was established to provide retirement benefits to substantially all U.S. employees. Effective January 1, 1987, the Company amended the Plan to qualify it as an employee stock ownership plan (ESOP). The Company makes contributions to the Plan in amounts determined at the discretion of the Board of Directors, and the contributions are funded with Company stock. Amounts are allocated to the accounts of participants based on compensation. Benefits are payable to participants subject to the vesting provisions of the Plan. The Company did not make a contribution to the Plan in 1993 or 1992. The contribution for 1991 was $7,670,000.

On October 1, 1990, the Company established the Intergraph Corporation SavingsPlus Plan, an employee savings plan qualified under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. employees. Employees can elect to contribute up to 13% of their compensation to the Plan. The Company matches 50% of employee contributions up to 6% of each employee's compensation. Employee contributions and matching Company contributions began in February 1991. Company contributions to the Plan were $5,993,000, $6,099,000, and $4,979,000 in 1993, 1992, and 1991, respectively.

The Company also maintains various retirement benefit plans for employees of its international subsidiaries, primarily defined contribution plans that cover substantially all employees. Contributions to the plans are made in cash and are allocated to the accounts of participants based on compensation. Benefits are payable based on vesting provisions contained in each plan. Contributions to the plans were $2,928,000, $3,127,000, and $3,321,000 in 1993, 1992, and 1991, respectively.


NOTE 8 -- ACQUISITIONS.
In February 1993, the Company acquired Bestinfo, Inc. for $9.5 million in cash and other consideration. Bestinfo is a producer of merchandise advertising technology for the retail/catalog markets.
The accounts and results of operations of Bestinfo have been combined with those of the Company since the date of acquisition using the purchase method of accounting. Had the purchase occurred January 1, 1992, the Company's revenues, net income (loss), and earnings (loss) per share would not have been materially affected for either the year ended December 31, 1992 or 1993.

During 1992, the Company in separate transactions acquired three companies for $25,514,000, consisting of $19,658,000 in cash, issuance of notes payable and forgiveness of debt totaling $3,272,000, and issuance of 191,354 shares of the Company's stock valued at $2,584,000. These companies are engaged in businesses related to that of the Company. The accounts and results of operations of these companies have been combined with those of the Company since the dates of acquisition using the purchase method of accounting. Had the purchases occurred January 1, 1991, the Company's revenues, net income, and earnings per share would not have been materially affected for either the year ended December 31, 1991 or 1992.

During 1992, the Company in separate transactions acquired less than majority ownership interests or otherwise invested in six companies for a total of $19,362,000, consisting of $16,466,000 in cash and $2,896,000 in other amounts payable. All of these companies are engaged in businesses related to that of the Company. These investments, which are included in "Long-term investments" in the accompanying consolidated balance sheets, did not have a significant impact on the Company's results of operations for the year ended December 31, 1992.

NOTE 9-- OPERATIONS BY GEOGRAPHIC AREA.
The following summary of operations by geographic area includes both sales to unaffiliated customers and intercompany transfers between geographic areas. Transfers between geographic areas are accounted for under a transfer pricing policy. Income (loss) from operations by geographic areas reflects these transfers.

                                         1993         1992          1991
                                     ----------    ----------    ----------
(In thousands)

Revenues
United States:
 Unaffiliated customers - U.S.       $  514,399    $  571,856    $  640,438
 Unaffiliated customers - export         36,017        41,014        42,123
 Consolidated subsidiaries              185,673       189,109       198,430
                                     ----------    ----------    ----------
                                        736,089       801,979       880,991
                                     ----------    ----------    ----------
Europe:
 Unaffiliated customers                 371,313       447,134       400,724
                                     ----------    ----------    ----------
Other International:
 Unaffiliated customers                 128,548       116,657       112,093
 U.S. parent                              2,994         4,554         5,747
                                     ----------    ----------    ----------
                                        131,542       121,211       117,840
                                     ----------    ----------    ----------
Eliminations -- net                    (188,667)     (193,663)     (204,177)
                                     ----------    ----------    ----------
Total revenues                       $1,050,277    $1,176,661    $1,195,378
                                     ==========    ==========    ==========


Income (Loss) From Operations
United States                        $ (116,500)   $   18,257    $   98,520
Europe                                 ( 43,262)        8,224      (    153)
Other International                    ( 16,782)     ( 11,885)     (  4,009)
Eliminations -- net                      11,922        10,812         2,675
                                     ----------    ----------    ----------
Total income (loss) from operations  $ (164,622)   $   25,408    $   97,033
                                     ==========    ==========    ==========


Identifiable Assets
United States                        $  612,370    $  649,764    $  736,447
Europe                                  224,011       322,604       339,232
Other International                     103,168       102,310       105,290
Eliminations -- net                    ( 84,220)     ( 88,015)     (184,354)
                                     ----------    ----------    ----------
Total identifiable assets            $  855,329    $  986,663    $  996,615
                                     ==========    ==========    ==========

Revenues from the U.S. government were $165,655,000 (16% of total revenue) for 1993, $186,497,000 (16% of total revenue) for 1992, and $172,286,000 (14% of total revenue) for 1991. No other customer of the Company accounts for more than 10% of the total revenues of the Company.


NOTE 10 -- SHAREHOLDER RIGHTS PLAN.
On August 25, 1993, the Company's Board of Directors adopted a Shareholder Rights Plan. As part of this plan the Board of Directors declared a distribution of one common stock purchase right (a "Right") for each share of the Company's common stock outstanding on September 7, 1993. Each Right entitles the holder to purchase from the Company one common share at a price of $50, subject to adjustment. The Rights are not exercisable until the occurrence of certain events related to a person or a group of affiliated or associated persons acquiring, obtaining the right to acquire, or commencing a tender offer or exchange offer, the consummation of which would result in beneficial ownership by such a person or group of 15% or more of the outstanding common shares of the Company. Rights will also become exercisable in the event of certain mergers or an asset sale involving more than 50% of the Company's assets or earnings power. Upon becoming exercisable, each Right will allow the holder, except the person or group whose action has triggered the exercisability of the Rights, to either buy securities of Intergraph or securities of the acquiring company, depending on the form of the transaction, having a value of twice the exercise price of the Rights. The Rights trade with the Company's common stock. The Rights are subject to redemption at the option of the Board of Directors at a price of $.01 per Right until the occurrence of certain events, and are exchangeable for the Company's common stock at the discretion of the Board of Directors under certain circumstances. The Rights expire on September 7, 2003.

NOTE 11 -- RELATED PARTY TRANSACTIONS.
The Company has an exclusive worldwide license agreement with Bentley Systems, Inc., a 50%-owned affiliate, to market, use, distribute, and sublicense MicroStation software, which is the core graphics software for various operating systems and hardware platforms included in the systems currently sold by the Company. Under this agreement the Company pays royalties to Bentley based on its sales of MicroStation. Royalties expense totaled $18,085,000 in 1993, $16,854,000 in 1992, and $14,004,000 in 1991. At December 31, 1993 and 1992, amounts due to Bentley and included in "Other accrued expenses" in the balance sheet totaled $5,642,000 and $6,330,000, respectively. Bentley notified Intergraph on February 3, 1994, that in its opinion, certain events have occurred under the terms of the license agreement which make the license nonexclusive. Intergraph disputes that the license agreement has changed, and pursuant to the license agreement, Intergraph has submitted the dispute to arbitration.


NOTE 12 -- SUMMARY OF QUARTERLY INFORMATION -- UNAUDITED.

Quarter Ended                              March 31    June 30   Sept. 30    Dec. 31
- -------------------------                 ---------   --------   --------   --------
(In thousands except per share amounts)


Year ended December 31, 1993:
Revenues                                   $282,077   $249,110   $250,561   $268,529
Gross profit                                117,959    102,783    103,938    103,311
Loss before cumulative
 effect of change in accounting
 for income taxes                           (10,172)   (18,608)   (19,839)   (69,923)
Net loss                                    ( 7,672)   (18,608)   (19,839)   (69,923)
Net income (loss) per share:
 Loss before cumulative effect
   of change in accounting for
   income taxes                             (   .21)   (   .40)   (   .43)   (  1.54)

 Cumulative effect of accounting change         .05        ---        ---        ---
 Net loss                                   (   .16)   (   .40)   (   .43)   (  1.54)
Weighted average shares outstanding          47,724     46,252     45,769     45,343

Year ended December 31, 1992:
Revenues                                   $277,247   $288,745   $303,344   $307,325
Gross profit                                134,881    135,132    144,475    134,805
Net income (loss)                             2,945      2,917      4,577    ( 1,997)
Net income (loss) per share                     .06        .06        .10    (   .04)
Weighted average shares outstanding          48,508     48,184     47,686     47,690

First quarter 1993 earnings were reduced by a net $.03 per share by three nonrecurring items which included a restructuring charge of $.04 per share, the write-off of an equity investment of $.04 per share, and the required adoption of a change in the method of accounting for income taxes, which improved earnings by $.05 per share.
Restructuring charges reduced second quarter 1993 earnings by $.03 per share, third quarter by $.14 per share and fourth quarter by $1.18 per share.

Third quarter 1992 earnings were reduced $.07 per share by foreign exchange losses and $.06 per share by a restructuring charge. Fourth quarter 1992 earnings were reduced $.13 per share by foreign exchange losses and adjustment to previously recorded third party royalties expense, the effects of which were partially offset by an $.08 per share reversal of prior quarters' expense for the Company's discretionary contribution to the Employees' Stock Ownership Plan.

REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Shareholders
Intergraph Corporation


We have audited the accompanying consolidated balance sheets of Intergraph Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intergraph Corporation and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Note 6, in 1993 the Company changed its method of accounting for income taxes.


                                                         Ernst & Young



Birmingham, Alabama
January 28, 1994






DIVIDEND POLICY

The Company has never declared or paid a cash dividend on its common stock. It is the present policy of the Company's Board of Directors to retain all earnings to finance the Company's operations.

PRICE RANGE OF COMMON STOCK

Since April 1981, Intergraph common stock has traded in the National Association of Securities Dealers Automated Quotation (NASDAQ) system under the symbol INGR. As of January 31, 1994, there were 45,389,118 shares of common stock outstanding, held by 5,522 shareholders of record. The following table sets forth, for the periods indicated, the high and low sale prices of the Company's common stock as reported on the NASDAQ National Market System.



Period                             High       Low
- ------                           -------    -------
1993
 First Quarter                   $13 1/2    $11 5/8
 Second Quarter                   12          8 7/8
 Third Quarter                    12 3/8      8 1/2
 Fourth Quarter                   11 1/8      9 1/8

1992
 First Quarter                   $22 3/8    $17
 Second Quarter                   18 3/4     12 1/2
 Third Quarter                    16 3/4     12 5/8
 Fourth Quarter                   14 1/4     11

TRANSFER AGENT AND REGISTRAR

Harris Trust and Savings Bank
Shareholder Services Division
P. O. Box 755
Chicago, IL  60690-0755

CORPORATE COUNSEL

Lanier Ford Shaver & Payne P.C.
200 West Court Square, Suite 5000
Huntsville, AL  35801

INDEPENDENT AUDITORS

Ernst & Young
AmSouth/Harbert Plaza, Suite 1900
Birmingham, AL  35203

FORM 10-K

A copy of the Company's Form 10-K filed with the Securities and Exchange Commission is available without charge upon written request to Shareholder Relations, Intergraph Corporation, Huntsville, AL 35894-0001.

ANNUAL MEETING

The annual meeting of Intergraph Corporation will be held May 12, 1994, at the Corporate offices in Huntsville, Alabama.

               BOARD MEMBERS AND OFFICERS

BOARD OF DIRECTORS                   VICE PRESIDENTS

James W. Meadlock                    Edward J. Blaum
Chief Executive Officer and
Chairman of the Board                Edward F. Boyle

Roland E. Brown                      Bruce J. Brasseale
Director
                                     Richard S. Buchheim
Larry J. Laster
Executive Vice President             Coleman P. Callaway
and Director
                                     Roger O. Coupland
Nancy B. Meadlock
Executive Vice President             Anthony B. Crawford
and Director
                                     Jeffrey H. Edson
Keith H. Schonrock, Jr.
Director                             Milford B. French

James F. Taylor, Jr.                 Jeffrey P. Heath
Director
                                     Fred D. Heddens
Robert E. Thurber
Executive Vice President             Robert L. Kuehlthau
and Director
                                     William H. McClure

EXECUTIVE VICE PRESIDENTS            Robert A. Mueller

Lawrence F. Ayers, Jr.               Winston P. Newton

Neil E. Keith                        Robert Patience

Stephen J. Phillips                  Charles E. Robertson, Jr.

Maurice G. Romine                    Richard M. Salva

William E. Salter                    John W. Wilhoite

Tommy D. Steele                      Edward A. Wilkinson

Herman E. Thomason                   TREASURER

John M. Thorington, Jr.              James H. Dorton

Damian Walters                       SECRETARY

Allan B. Wilson                      John R. Wynn

Manfred Wittler