Form 10-K, Exhibit 13
period 1994-12-31
INTERGRAPH CORP
filed 1995-03-23
CIK 351145

FIVE-YEAR FINANCIAL SUMMARY

- ------------------------------------------------------------------------------------
                                  1994       1993       1992      1991        1990
- ------------------------------------------------------------------------------------
(In thousands except per share amounts)
Revenues                      $1,041,403 $1,050,277 $1,176,661 $1,195,378 $1,044,617
Restructuring charges (credit)    (4,826)    89,806      4,418        ---        ---
Net income (loss)                (70,220)  (116,042)     8,442     71,108     62,557
Net income (loss) per share        (1.56)     (2.51)       .18       1.47       1.28
Working capital                  282,893    348,756    430,974    502,152    443,272
Total assets                     839,618    855,329    986,663    996,615    907,460
Total debt                        61,114     26,606     21,887     27,661     21,416
Shareholders' equity             522,337    588,710    736,863    754,994    682,272

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

SUMMARY. The Company lost $1.56 per share in 1994 and $2.51 per share in 1993 (including a restructuring charge of $1.34 per share) versus earnings of $.18 per share in 1992. Competitive price and performance conditions in the industry, the Company's transition to software applications based on the Windows NT operating system and to hardware based on Intel Corporation microprocessors, and slower than anticipated market acceptance of Windows NT have adversely affected the Company's revenues and profitability during 1993 and 1994. These factors combined to reduce systems revenue by 8% in 1992, 15% in 1993, and 1% in 1994, and to reduce systems gross margin by 1.9 points in 1992, 8.8 points in 1993, and 5.1 points in 1994, resulting in net losses in 1993 and 1994. In addition, the 1994 net loss was increased by the expiration of tax loss benefits.

The Company expects that current industry conditions characterized by the demand for higher performance and lower priced products, intense competition and rapidly changing technology will continue in 1995 and beyond. However, the Company substantially completed its product transition late in 1994, and believes that the availability of its products for a full year and the growing acceptance of Windows NT, together with the benefits of its restructuring efforts over the last two years, will restore sales growth and profitability. To achieve profitability in 1995, the Company must significantly increase its sales volume and continue to reduce its operating expenses.

BUSINESS TRANSITION AND RESTRUCTURING. Over the past several years the industry in which the Company competes has been characterized by a rapid move to higher performance, lower priced product offerings, by intense price and performance competition (best exhibited by gross margins that have declined steadily), by shorter product cycles, and by development and support of software standards that result in less specific hardware dependency by customers. The Company believes the life cycle of its products to be less than two years, and it is therefore engaged in continuous product development activity. The operating results of the Company and others in the industry will continue to depend on the ability to accurately anticipate customer requirements and technological trends and to rapidly and continuously develop and deliver new hardware and software products that are competitively priced, offer enhanced performance, and meet customers' requirements for standardization and interoperability. As described further below, during late 1992 and 1993 the Company made several strategic decisions to better position itself to compete in this environment. These decisions led to an $89.8 million restructuring charge in 1993 and operating losses in the transitional years of 1993 and 1994.

Operating Systems. In November 1992, the Company announced its decision to port its technical software applications to Microsoft Corporation's new Windows NT operating system and to make Windows NT available on Intergraph workstations. Microsoft's standard Windows system has been widely accepted in the personal computing (PC) market, and Windows NT is Microsoft's operating system for high-end computing. The effect of this decision has been to expand the availability of the Company's workstations and software applications to Windows-based computing environments not previously addressed by the Company, including the availability of Intergraph software applications that operate across a variety of hardware architectures, including those of other hardware vendors that use the Windows NT operating system. Prior to this decision, the Company's software applications operated principally on Intergraph hardware platforms. At the same time, the Company has continued to develop and maintain products in the UNIX operating system environment, the foundation for its software applications prior to Windows NT, thereby offering existing and potential customers a choice of UNIX or Windows NT operating systems as well as a path to the Windows NT system if and when the customer chooses. Limited shipments of Windows NT-based software began in the fourth quarter of 1993. Sales of Windows-based software represented 48% of software revenues in 1994 (60% for fourth quarter 1994). As of the end of 1994, the Company has completed the port of its applications software to Windows NT for all applications scheduled for conversion.

While the Company believes that Windows NT will become the dominant operating system in the markets it serves, adoption of any new operating system requires considerable effort on the part of customers, and the timing of such conversions is unpredictable. In addition, competing operating systems are available in the market, and several competitors of the Company offer or are adopting the Windows NT operating system for their products.

Hardware Architecture. The Company believes that Intel Corporation's hardware architecture has an important role in the computing markets it serves. During the last half of 1993, the Company began to offer a hardware platform (in addition to its own) based on Intel microprocessors. Previously, the Company's hardware platform offering had been based on its own microprocessor. The Company ceased design of its own microprocessor at the end of 1993. Intel-based systems represented approximately 30% of hardware unit sales in 1993 and approximately 74% in 1994 (85% in the fourth quarter of 1994).

In August 1993, the Company entered into an agreement with Sun Microsystems Computer Corporation (Sun) to co-develop the next generation Sun SPARC high-end microprocessor, develop a SPARC-based, high quality desktop computer system, and port the Windows NT operating system to that computer system. Under the agreement, the Company had the right to purchase from Sun the co-developed microprocessor and the right to sell the SPARC-based, high-end computer system operating under Windows NT with Intergraph's technical software applications, both in the second half of 1995. In addition, Sun hired all of the employees of the Company's former microprocessor division. Sun and the Company agreed to revise certain terms of the agreement in mid-1994. Thereafter, Sun terminated the agreement effective October 7, 1994. As a result, the next generation Sun SPARC microprocessor will not be co-developed and the Company will not develop the SPARC-based desktop computer system, port the Windows NT operating system to that computer system, or have the right to sell the computer system. However, the Company has retained the right for three years to purchase Sun developed microprocessors. Company employees hired by Sun remain the employees of Sun. Termination of the contract by Sun did not of itself produce any adverse financial effects for the Company, and the Company does not expect that such termination will result in adverse effects on its future operations.

Restructuring Charge. The strategic decisions described above led to actions that resulted in an $89.8 million pretax restructuring charge in 1993 ($61.7 million after related tax benefit, or $1.34 per share). The restructuring charge was comprised of $10.5 million for direct workforce reductions, $17.1 million for elimination of operations, primarily the Company's European manufacturing and distribution facility (IEM), $56.1 million for revaluation of assets resulting from new product strategies (primarily spares inventory, goodwill, and investments in other companies), and $6.1 million for restructure of the Company's electronics business.

There have been no changes to the Company's 1993 restructuring plan that have a material effect on the amount of the 1993 restructuring charge. The phased closure of IEM was completed during the third quarter of 1994. In the fourth quarter of 1994, the Company determined that it will utilize a portion of this facility as a distribution center for Europe beginning in early 1995. The original plan called for sale or lease of the facility. All manufacturing activity will continue to be performed in the U.S. The Company expects its limited use of the IEM facility to positively impact its results of operations in 1995 and that the savings anticipated from its 1994 closure will not be significantly reduced.

The Company estimates that restructuring actions taken in 1993 reduced full year 1994 expenses by approximately $50 million, as expected, primarily in the areas of selling, product support, and product development expenses. However, the beneficial effect of these savings was offset in 1994 by the continuing decline in systems margins and by increases in certain sales and marketing expenses. Cash outlays during 1994 related to the 1993 restructuring were approximately $10 million, which was less than anticipated, primarily for severance pay and associated personnel costs, all of which was funded by cash from operations or borrowings under credit facilities. There are no significant remaining cash requirements from the 1993 restructuring, and the Company expects no long-term effects on its liquidity and sources and uses of capital.

Included in the statement of operations for the year ended December 31, 1994, is a $4.8 million credit representing reversal of the remaining unincurred portion of the restructuring charge related to IEM. Severance costs incurred were less than anticipated.

ORDERS. Systems orders for 1994 were $640.9 million, an increase of 2% for the year after declines of 23% and 2% in 1993 and 1992, respectively. Systems orders during 1994 were adversely affected by product transition and by slower than anticipated customer acceptance of the Windows NT operating system. Orders for the Company's new software products based on Windows NT improved during the last half of the year as more software applications became available, with the U.S. and Asian markets representing the majority of the improvement. The Company's European market has been slower in its acceptance of the new operating system. The decline in systems orders in 1993 was the result of product transition and general economic weakness, particularly in the Company's primary U.S. and European markets.

U.S. orders, including federal government orders, were $316.7 million for 1994, up 1% after a 26% decline in 1993 and an 8% decline in 1992. Federal government orders totaled $111.2 million, down 7% for the year. European orders totaled $194.5 million, down 4% after a 30% decrease in 1993 and a 6% increase in 1992. Other international systems orders totaled $129.7 million, up 12% after remaining relatively unchanged during the previous two years.

In July 1994, the U.S. Navy awarded the Company the Naval Air Systems Command and Space and Naval Warfare Command contract ("NAVAIR and SPAWAR") to provide computer aided design, manufacturing, and engineering (CAD/CAM/CAE) systems and services for electronics and mechanical applications. The contract is an indefinite delivery, indefinite quantity (IDIQ) contract. IDIQ contracts generally provide for the purchase of indefinite quantities of goods and services, with stated minimum and maximum amounts eligible for order, and with deliveries scheduled by placing specific orders with the vendor. Funding for other than the stated minimum quantities is obligated by each delivery order and not by the contract itself. The estimated maximum value of the NAVAIR/SPAWAR contract is $398 million, and the term of the contract is twelve years, assuming all optional annual renewals of the contract are exercised. Under the terms of of the contract, the customer is obligated to purchase only $1 million in systems and services, and there can be no assurance that the Company will receive orders for the maximum value of the contract. Products and services will be sold to the Navy over the term of the contract at firm, fixed prices, with escalation of certain prices allowed under certain circumstances. Given the nature of the contract as described above, the Company cannot determine the amount of orders that will be received or the anticipated annual revenues over the term of the contract. There were no orders or revenues under this contract in 1994.

Soon after the original award, the NAVAIR/SPAWAR contract was formally protested by one of the losing bidders. The Company supported the efforts of the Navy in defending against the protest, and in October 1994, the Company was notified that the original award was upheld. It is possible that the award of the contract will again be protested. At present, the Company does not expect any further protest to delay receipt of orders under the contract, and expects to prevail in any such further protest.

REVENUES. Total revenues for 1994 were $1.04 billion, down 1% for the year after an 11% decline in 1993 and a 2% decline in 1992.

Systems. Sales of Intergraph systems in 1994 were $665.6 million, down 1% after declines of 15% and 8%, respectively, in the two preceding years. Factors previously cited as adversely affecting systems orders also affected systems revenue. In addition, competitive conditions manifested in declining per unit sales prices depressed systems revenues in 1994. Workstation and server unit volume increased 41% in 1994, while workstation and server revenue increased 4%. Systems revenues in 1993 were impacted by product transition and by competitive conditions, but also by general economic weakness, particularly in the Company's primary U.S. and European markets.

Systems revenue in the U.S. improved in the last half of 1994; however, in international markets, systems revenue did not show improvement until late in the fourth quarter. U.S. systems sales, including sales to the federal government, grew by 7% (federal government sales grew by 2%) in 1994 after declining approximately 15% in each of the two previous years. European systems sales declined 12% in 1994 and 23% in 1993 after growing by 7% in 1992. Other international systems sales were relatively unchanged in 1994 after growing by 6% in 1993 and declining 6% in 1992.

The architecture, engineering, and construction (AEC), mapping/geographic information systems (GIS), and mechanical design, engineering, and manufacturing (MDEM) product applications have dominated the Company's product mix over the last three years, with no other single application representing more than 10% of systems revenue. The relative contributions of these product families to total systems revenue for both 1994 and 1993 were AEC 34%, GIS 42%, MDEM 16%, and all other applications 8%.

Maintenance and Services. Maintenance and services revenue consists of revenues from maintenance of Company systems and from Company-provided training, consulting and other services. These forms of revenue totaled $375.8 million in 1994, relatively unchanged from the previous year after a 14% increase in 1992. Maintenance revenues grow as the Company's installed base of systems grows. The shift within the industry toward lower priced products and longer warranty periods has reduced the rate of increase in maintenance revenue. Services revenue, which represents less than 5% of total revenues, declined by 9% in 1994 after growth of 9% in 1993.

Bentley Systems, Inc. Through the end of 1994 the Company had an exclusive license agreement with Bentley Systems, Inc. (BSI), a 50%-owned affiliate of the Company, under which the Company distributed MicroStation, a software product developed and maintained by BSI and utilized in many of the Company's software applications. The Company's sales of MicroStation during the year ended December 31, 1994, were approximately $88 million, with a gross margin after royalty payments to BSI of approximately 70% before allocation of selling, marketing, product development, and general and administrative expenses. BSI notified Intergraph in February 1994 that, in its opinion, certain events had occurred that, under the terms of the license agreement, made the Company's license nonexclusive and, as a result, BSI could compete with Intergraph in the distribution of MicroStation and in the development and distribution of additional software products. The Company disputed that the license agreement had changed and, pursuant to the license agreement, submitted the dispute to arbitration under the rules of the American Arbitration Association. Related lawsuits were filed in February 1994 among BSI, Intergraph, and the other 50% shareholders of BSI.

In May 1994, the Company and BSI completed negotiations settling this matter and terminated all related arbitration and lawsuits. Under the terms of the settlement, the Company's exclusive worldwide license to distribute MicroStation, including related financial terms, remained in effect through December 31, 1994. Effective January 1, 1995, both BSI and the Company will distribute MicroStation. The Company has a non-exclusive license to sell MicroStation via its direct sales force, and to sell MicroStation via its indirect sales channels if MicroStation is sold with other Intergraph products. In addition, effective January 1, 1995, the per copy royalty payable by the Company to BSI is increased and, for 1995 only, BSI will pay the Company a per copy distribution fee based on BSI's MicroStation sales to resellers.

The financial impact of the settlement to the Company beyond 1994 ultimately depends on the level of the Company's and BSI's MicroStation sales, which the Company is currently unable to predict. It is likely that some MicroStation sales will be diverted to BSI, and the settlement agreement provides that the Company will pay royalties to BSI at a higher per copy rate on its MicroStation sales, though that expense will be partially offset by per copy distribution fees payable from BSI to the Company in 1995. Any adverse financial effects of the settlement beyond 1994 will be mitigated by the Company's 50% interest in existing and incremental profits, if any, earned by BSI, and by reduction in the Company's MicroStation product marketing and support expense, which become the responsibility of BSI.

Federal Government Sales. Total systems and maintenance and services revenue from the United States government was approximately $167 million in both 1994 and 1993 and $186 million in 1992 (16% of total revenue in each of the three years). The Company sells to the U.S. government under long-term contract arrangements, primarily IDIQ and cost-plus award fee contracts and through commercial sales of products not covered by long-term contracts. Approximately 40% of total federal government revenues are earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is fully anticipated that these contracts will remain in effect through their expiration, the contracts are subject to termination (with damages paid to the Company) at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

PENTIUM PROCESSORS. In late November 1994, it was disclosed that a rare problem may exist with Intel's Pentium microprocessor, which is used in many of the Company's workstations and servers. The problem relates to an unlikely sequence of operations that can produce a round-off error when dividing certain numbers and carrying the answer to several decimal places. Intel has said the error is likely to occur only once in every nine billion random division operations. The Company has shipped several thousand Pentium processor-based workstations and servers to date.

The Company has not experienced any reports of this problem from a customer site and has not experienced the problem during internal development. Accordingly, the Company has no reason to believe that current or future customers are likely to encounter the problem. However, the Company has committed to a plan of replacement of all such processors in its customer base. Intel has announced that it will warrant the processor on this issue, and the Company's business arrangements with Intel provide warranty coverage of the Pentium microprocessor by Intel. Neither the discovery of the Pentium problem nor the replacement of the affected units significantly affected the Company's results of operations or cash flows in 1994, and the Company expects no impact on its 1995 results of operations or cash flows. All shipments of the Company's workstations and servers since January 1, 1995, have contained the corrected versions of the Pentium processor.

The Company has ceased design and volume production of its own microprocessor. Substantially all of the Company's microprocessor needs are currently supplied by Intel. The Company does not have a fixed quantity commitment for microprocessors in its agreements with Intel, but believes it has a good relationship with Intel and is unaware of any reason that Intel might encounter difficulties in meeting the Company's microprocessor needs. An inability to obtain a sufficient supply of Intel microprocessors would adversely affect the Company's results of operations.

GROSS MARGIN. The Company's total gross margin was 40.5% in 1994, unchanged from the previous year after a decline of 5.9 points in 1993 and 2.6 points in 1992.

Margin on systems sales declined 5.1 points in 1994, 8.8 points in 1993, and
1.9 points in 1992. This decline of 15.8 points since 1991 is the result of lower sales volume and competitive pricing conditions in the industry. Systems margin was further reduced in 1994 by a decline in the mix of international systems sales to total systems sales. These negative effects are partially offset by the increasing software content of the Company's systems.

The primary reason for the Company's lower systems margin is price competition, but systems margin may also be lowered by a stronger dollar in international markets, the effects of technological changes on the value of existing inventories, and a higher mix of federal government sales to total systems sales. Systems margins may be improved by higher software content in the product, a weaker dollar in international markets, a higher mix of international systems sales to total systems sales, and reductions in prices of component parts, which generally tend to decline over time in the industry. The Company is unable to predict the effects that many of these factors may have, but it expects continuing pressure on its systems margin due primarily to industry price competition.

Margin on maintenance and services revenue improved 8.6 points in 1994 and 1.3 points in 1993 after a decline of .8 points in 1992. As a result of the change in product strategy in 1993, the Company revalued its oldest generation spares inventory items in recognition of the diminished value of these parts. The increase in 1994 maintenance and services margin results in part from the corresponding decline in the provision for inventory obsolescence. In addition, headcount reductions from the 1993 restructuring have favorably affected maintenance and services margin, as have increased presales activities of application engineers, which are charged to sales and marketing expense.

OPERATING EXPENSES (EXCLUSIVE OF RESTRUCTURING EXPENSES). Operating expenses declined by 1% in 1994 and 3% in 1993 after growth of 6% in 1992. The total number of employees of the Company declined by 5% in 1994 and 8% in 1993 after 1% growth in 1992.

Product development expense declined 14% in 1994 after increases of 7% in 1993 and 12% in 1992. The 1994 reduction was due in large part to the 1993 restructuring action that eliminated the Company's microprocessor design division. Increases in 1992 and 1993 were due to development efforts related to product transition. After a 1% increase in 1992, general and administrative expense declined 10% in 1993 and 4% in 1994 due primarily to workforce reductions and other cost control measures. Savings generated in 1994 were partially offset by the write-off of a $5.5 million account receivable from a customer in the Middle East. Sales and marketing expense increased 10% in 1994 after decreasing 6% in 1993 and increasing 5% in 1992. The savings generated by 1993 restructuring actions were offset by an increase in presales support costs (see "Gross Margin" above) and advertising and promotion costs of the Company's new product offerings. The Company continues to closely monitor spending.

NONOPERATING INCOME AND EXPENSE. Interest expense was $2.4 million in 1994, $2.1 million in 1993, and $3.0 million in 1992. The Company's outstanding debt increased in 1994, primarily in the last half of the year. Interest expense may increase in 1995 if debt is not reduced and if interest rates continue to increase.

The Company has two interest rate swap agreements in the principal amounts of its two European floating rate mortgages (approximately $20 million at December 31, 1994). The agreements are for an original term of two years, expiring in first quarter 1995 and were entered into to reduce the risk of increase in interest rates. The Company does no trading in this form of derivative instrument. Under the agreements, the Company pays a fixed rate of interest and receives payment based on a variable rate of interest and is thus exposed to market risk of potential future decreases in interest rates. The weighted average pay and receive rates of the two agreements as of December 31, 1994 were 7.36% and 5.91%, respectively. The agreements had an insignificant effect on the total cash flows of the Company in 1994. The fair value of the agreements approximated original contract amounts at December 31, 1994 based on the insignificant amount the Company would pay to transfer the agreements to a third party as of that date. Deferred gains on terminated agreements, which are not material to the Company's results of operations, are amortized over the remaining terms of the agreements.

Interest income was $3.0 million in 1994, $4.5 million in 1993, and $5.4 million in 1992. The average cash balance declined during 1993 and 1994 as the result of a decline in cash generated from operations in both years and, in 1993, as the result of purchase of the Company's stock in the open market.

The Company incurred net foreign exchange losses of $2.6 million ($.05 per share) in 1994, $3.3 million ($.05 per share) in 1993, and $12.5 million ($.18 per share) in 1992. The 1992 loss occurred primarily in the third and fourth quarters and resulted in large part from instability during that time within the EMS (European Monetary System). This portion of the loss occurred within the Company's European manufacturing and distribution center, located in The Netherlands. The center's exposure among the European currencies was not hedged, since to that time currency values were generally controlled within the EMS. Subsequent to this time, the Company has partially hedged its exposure among the European currencies.

"Other income (expense) - net" in the consolidated statements of operations consists primarily of equity in the earnings of 20%- to 50%-owned companies, other miscellaneous items of nonoperating income and expense, and nonrecurring charges other than restructuring. The 1994 amount includes a charge of $3.4 million for write-down of the Company's investments in two affiliates and a gain of $5.8 million from the sale of an investment in an affiliated company. The 1993 amount includes a $3.3 million write-off of an investment in an affiliated company.

INCOME TAXES. The Company incurred a loss before income tax benefit of $74.2 million in 1994 and a loss before income tax benefit and the cumulative effect of a change in method of accounting for income taxes of $172.6 million in 1993. Income before income taxes was $12.4 million in 1992. The 1994 loss generated only minimal tax benefit as virtually all available financial statement tax benefits were exhausted with the 1993 loss. The decline in tax benefit increased 1994 net losses by $19.3 million or $.43 per share.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". The resulting change in method of accounting for income taxes did not significantly affect 1993 results of operations.

Note 8 of Notes to Consolidated Financial Statements contains a reconciliation of statutory to actual income tax benefit and further details of the Company's tax position.

GEOGRAPHIC AREAS. The Company incurred a loss from operations of $72.6 million in 1994 (including a credit from 1993 restructuring of $4.8 million) after a loss of $164.6 million in 1993 (including a restructuring charge of $89.8 million). The Company earned operating income of $25.4 million in 1992. For 1994, sales outside the U.S. represented 49% of total revenues versus 51% for both 1993 and 1992. European revenues were 33% of total revenues for 1994, 35% for 1993 and 38% for 1992.

The factors that have limited or reduced the Company's revenue and profitability over the past three years have similarly affected each of the geographic areas in which the Company does business. Product transition and declining per unit sales prices due to competitive conditions negatively impacted systems revenues and margin in all geographic areas during 1993 and 1994. In addition, in 1993 general economic weakness, particularly in the Company's primary U.S. and European markets, negatively impacted systems revenue.

The U.S. geographic region incurred a loss from operations of $27.6 million in 1994 after a loss of $116.5 million in 1993 (including a restructuring charge of $55.5 million) and income of $18.3 million in 1992. The improvement in operations in 1994 is attributable to a 7% increase in systems revenue, a 10 point increase in maintenance and services margin, and a 5% decline in operating expenses, primarily product development, virtually all of which is performed in the U.S. The increase in systems revenue occurred in the last half of the year as the Company completed its transition of applications software to the Windows NT operating system. The Company believes Windows NT is currently gaining its greatest degree of acceptance in the U.S. market. Improvements in maintenance and services margin and product development expense occurred for the reasons previously cited for the total Company. Operations in 1993 were adversely affected by a 12% decline in systems revenue, an 8 point decline in systems margin, and a 6% increase in operating expenses (primarily product development and sales and marketing), all attributable to factors previously discussed that negatively affected the total Company.

The European geographic region incurred a loss from operations of $33.1 million in 1994 (including a $4.8 million credit for reversal of 1993 restructuring charges) after a loss of $43.3 million in 1993 (including a restructuring charge of $30.9 million) and income of $8.2 million in 1992. The increase in operating loss in 1994 (excluding restructuring charges in both years) is the result of a 13% decrease in systems revenue and a 9 point decrease in systems margin. Factors previously cited affecting the revenue and margin of the entire Company also had effect in Europe, but revenue and profits were also affected by economic conditions in Germany and the UK, particularly in the first three quarters of the year. In addition, the Company believes acceptance of Windows NT in Europe has lagged the pace of acceptance in the U.S. and Asia Pacific regions, as did acceptance of the UNIX operating system. The loss from operations in 1993 was due to sharply reduced systems revenue and margin, due largely to product transition and poor economic conditions.

Other international regions are comprised primarily of the Asia Pacific and Middle East regions and Canada, with the Asia Pacific region representing approximately 60% of total revenues generated in these regions in 1994. The Company considers the majority of these areas to be emerging businesses and, as such, operating costs are higher as a percentage of revenue than in the Company's more mature business regions. These regions in total incurred a loss from operations of $17.4 million in 1994, $16.8 million in 1993 (including restructuring charges of $8.3 million), and $11.9 million in 1992. The 1994 loss from operations included the write-off of a Middle Eastern account receivable of $5.5 million.

See Note 11 of Notes to Consolidated Financial Statements for further details of operations by geographic area.

IMPACT OF CURRENCY FLUCTUATIONS AND CURRENCY RISK MANAGEMENT. Fluctuations in the value of the U.S. dollar in international markets can have a significant impact on results of operations. For 1994, approximately 49% of the Company's revenues were derived from customers outside the United States (51% for both 1993 and 1992), primarily through subsidiary operations. Most subsidiaries sell to customers and incur and pay operating expenses in local currency.
These local currency revenues and expenses are translated to dollars for U.S. reporting purposes. A weaker U.S. dollar will increase the level of reported U.S. dollar orders and revenues, increase the dollar gross margin, and increase reported dollar operating expenses of the international subsidiaries. During 1994, the U.S. dollar weakened on average from its 1993 level, which increased reported dollar revenues, orders, and gross margin, but also increased reported dollar operating expenses in comparison to the prior year period. These effects were not material to the Company's results of operations in 1994. Currency effects on the Company's results of operations could become significant if the percentage of revenues and expenses attributed to the Company's international operations increases and/or if the dollar fluctuates significantly against international currencies.

In addition, the Company has certain currency related asset and liability exposures related to its international operations against which certain measures, primarily hedging, are taken to reduce currency risk. With respect to these exposures, the objective of the Company is to protect against financial statement volatility arising from changes in exchange rates with respect to amounts denominated for balance sheet purposes in a currency other than the functional currency of the local entity. The Company therefore enters into forward exchange contracts primarily related to balance sheet items (intercompany receivables, payables, and formalized intercompany debt) which are denominated in a currency other than the local entity functional currency. Periodic changes in the value of these contracts offset exchange rate-related changes in the financial statement value of these balance sheet items. Forward exchange contracts are purchased with maturities reflecting the expected settlement dates of these balance sheet items (generally three months or less), and only in amounts sufficient to offset possible significant currency rate-related changes in the recorded values of these balance sheet items, which represent a calculable exposure for the Company from period to period. Since this risk is calculable and these contracts are purchased only in offsetting amounts, neither the contracts themselves or the exposed foreign currency denominated balance sheet items are likely to have a significant effect on the Company's financial position or results of operations. Based on the terms of contracts outstanding and the amount of the Company's balance sheet exposure at December 31, 1994, the Company's results of operations would not be materially affected by a 10% increase or decrease in exchange rates underlying the contracts and the exposure being hedged. The Company's positions in these derivatives are continuously monitored to ensure protection against the known balance sheet exposure described above. By policy the Company is prohibited from market speculation via such instruments and therefore it does not take currency positions exceeding its known financial statement exposures, and does not otherwise trade in currencies.

At December 31, 1994, the Company had net outstanding forward exchange contracts of approximately $41 million ($49 million at December 31, 1993), maturing at various dates through March 31, 1995. The fair values of these contracts approximated original contract amounts based on the insignificant amounts the Company would pay or receive to transfer the contracts to third parties at those dates. Neither the gains and losses resulting from changes in exchange rates underlying the exposed balance sheet amounts or the offsetting gains and losses from the Company's hedging activity were material to results of operations in 1994 and 1993. See the preceding section "Nonoperating Income and Expense" for a discussion of 1992 activity. Net cash flow from forward contract activity, consisting of realized gains and losses from settlement of exposed assets and liabilities at exchange rates in effect at the settlement date rather than at the time of recording, settlement of the forward contracts purchased to mitigate the exposures, and payment of bank fees on the forward contracts, was $1.8 million negative in 1994, $5.1 million negative in 1993, and $2.1 million positive in 1992. Deferred gains and losses as of December 31, 1994 and 1993 were not significant.

See Notes 1 and 4 to the consolidated financial statements for further information related to management of currency risk.


PURCHASE BUSINESS COMBINATIONS AND INVESTMENTS IN OTHER BUSINESSES. In February 1993, the Company acquired a 100% ownership interest in a company engaged in a related business for $9.5 million in cash and other consideration. The accounts and results of operations of that company have been combined with those of the Company since the date of acquisition using the purchase method of accounting. The acquisition did not have a material effect on the Company's results of operations in 1993. During 1992, the Company acquired 100% ownership interests in three companies for a total purchase price of approximately $25.5 million in cash and other consideration and acquired less than majority interests or otherwise invested in six other companies for a total of $19.4 million in cash and other consideration. All such companies are engaged in businesses related to that of the Company. These acquisitions and investments did not have a material effect on the results of operations of the Company for 1992.


LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1994, cash and short-term investments totaled $62.4 million, down $13.3 million from year end 1993. Cash generated from operations in 1994 was $35.7 million ($71.0 million in 1993 and $135.9 million in 1992), including $34.5 million of refunds of prior years' U.S. federal income tax payments as the result of carryback of the 1993 U.S. tax return loss. The decline in cash generated from operations in 1994 and 1993 is due primarily to the Company's net losses in those years.

Net cash used for investing activities totaled $54.4 million in 1994, $58.9 million in 1993, and $131.5 million in 1992. Included in investing activities were capital expenditures of $68.0 million in 1994 and $65.4 million in 1993, primarily for Intergraph products used in hardware and software development. Capital expenditures of $79.5 million in 1992 were for Intergraph products and additional facilities and related fixtures and equipment. Other significant investing activities included cash expenditures of $8.1 million in 1993 and $36.1 million in 1992 for business acquisitions and investments in other businesses.

Net cash generated from financing activities totaled $26.1 million in 1994 versus a net use of cash for financing activities of $18.4 million in 1993 and $11.7 million in 1992. Primarily in the last half of 1994, the Company borrowed a net $32.5 million to fund capital expenditures. Cash used to purchase Company stock for the treasury totaled $10.4 million in 1994, $29.7 million in 1993, and $13.9 million in 1992.

Historically the Company's collection period for accounts receivable has been slightly in excess of 100 days. Approximately 49% of the Company's sales are derived from the U.S. government and European customers, both of which traditionally carry longer collection periods. The Company endeavors to enforce its payment terms with these and other customers, and grants extended payment terms only in very limited circumstances. The Company has added collections personnel in the U.S. government and international areas in an attempt to improve its collection period.

Over the last seven years, the Board of Directors of the Company has authorized the purchase of up to 20 million shares of the Company's stock in the open market. As of December 31, 1994, the Company had purchased approximately 18.8 million shares for the treasury, of which 1.1 million were purchased in 1994. Further purchases of treasury shares are dependent on availability of cash and on market conditions.

The Company expects that capital expenditures will require $40 million to $50 million in 1995, primarily for computer equipment manufactured by the Company for use in hardware and software development.

The Company has a $50 million revolving credit agreement with a bank that enables the Company to borrow funds on a revolving basis until May 31, 1995. Outstanding borrowings under this agreement totaled $15 million at December 31, 1994. The loan commitment is conditional on the maintenance of minimum levels of tangible net worth at various dates through its expiration. Under certain circumstances, borrowings under the agreement may create a security interest in certain of the accounts receivable of the Company. The Company also had outstanding borrowings of $18.6 million under uncommitted lines of credit and other short-term borrowing facilities as of December 31, 1994.

The Company's requirements for cash from external sources are dependent on the future operating results of the Company. Its access to and cost of additional external funds similarly depend on results of operations and on general economic conditions. The Company is currently evaluating sources of funding and expects to have adequate external financing arranged before the expiration date of its $50 million revolving credit agreement. The cost of any additional funding may exceed the cost of external funding to date due to the Company's operating losses and generally higher interest rates. The Company expects to meet its 1995 cash requirements through cash generated from operations and from existing and other external sources.


FOURTH QUARTER 1994

Revenues for the fourth quarter were $296.7 million, up 10% from fourth quarter 1993. The Company incurred a loss of $.41 per share for the quarter versus a loss of $1.54 per share in the fourth quarter of 1993, which included a restructuring charge of $1.18 per share. The fourth quarter 1994 loss included the write-off of a $5.5 million account receivable from a Middle Eastern customer ($.12 per share) and the reversal of $4.8 million of the restructuring charge recognized in 1993 ($.11 per share).

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

- -------------------------------------------------------------------------------
DECEMBER 31,                                               1994        1993
- -------------------------------------------------------------------------------
(In thousands except share and per share amounts)

ASSETS
  Cash and cash equivalents                               $61,393    $55,976
  Short-term investments                                    1,023     19,772
  Accounts receivable                                     344,957    314,256
  Inventories                                             114,444    111,555
  Refundable income taxes                                  22,784     42,380
  Other current assets                                     30,097     41,118
- -------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                   574,698    585,057
  Long-term investments, primarily in affiliates            9,453     23,560
  Other assets                                             28,194     22,281
  Property, plant, and equipment, net                     227,273    224,431
- -------------------------------------------------------------------------------
   TOTAL ASSETS                                          $839,618   $855,329
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
  Trade accounts payable                                  $51,224    $42,866
  Accrued compensation                                     47,533     43,366
  Other accrued expenses                                   69,241     75,608
  Billings in excess of sales                              79,265     62,087
  Income taxes payable                                      6,816      3,309
  Short-term debt and current maturities of long-term debt 37,726      9,065
- -------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                              291,805    236,301
  Deferred income taxes                                     2,088     12,777
  Long-term debt                                           23,388     17,541
- -------------------------------------------------------------------------------
   TOTAL LIABILITIES                                      317,281    266,619
- -------------------------------------------------------------------------------
  Shareholders' equity:
   Common stock, par value $.10 per share --
     100,000,000 shares authorized;
     57,361,362 shares issued                               5,736      5,736
   Additional paid-in capital                             243,295    246,642
   Retained earnings                                      454,139    524,359
   Cumulative translation adjustment                        2,458    (7,606)
- -------------------------------------------------------------------------------
                                                          705,628    769,131
   Less --  cost of 12,576,082 treasury shares
   at December 31, 1994 and 12,006,827
   treasury shares at December 31, 1993                 (183,291)  (180,421)
- -------------------------------------------------------------------------------
   TOTAL SHAREHOLDERS' EQUITY                             522,337    588,710
- -------------------------------------------------------------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $839,618   $855,329
===============================================================================

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

- -------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                           1994        1993      1992
- -------------------------------------------------------------------------------
(In thousands except per share amounts)

REVENUES
  Systems                                       $665,583   $672,790  $795,862
  Maintenance and services                       375,820    377,487   380,799
- -------------------------------------------------------------------------------
     TOTAL REVENUES                            1,041,403  1,050,277 1,176,661
- -------------------------------------------------------------------------------
COST OF REVENUES
  Systems                                        401,515    371,157   369,258
  Maintenance and services                       217,756    251,129   258,110
- -------------------------------------------------------------------------------
     TOTAL COST OF REVENUES                      619,271    622,286   627,368
- -------------------------------------------------------------------------------
     GROSS PROFIT                                422,132    427,991   549,293

Product development                              137,247    160,294   150,152
Sales and marketing                              262,322    238,054   252,619
General and administrative                       100,031    104,459   116,696
Restructuring charge (credit)                     (4,826)    89,806     4,418
- -------------------------------------------------------------------------------
     INCOME (LOSS) FROM OPERATIONS               (72,642)  (164,622)   25,408

Interest expense                                  (2,359)    (2,097)   (3,025)
Interest income                                    3,049      4,467     5,432
Foreign exchange loss                             (2,626)    (3,267)  (12,531)
Other income (expense) -- net                        387     (7,031)   (2,892)
- -------------------------------------------------------------------------------
     INCOME (LOSS) BEFORE INCOME TAXES
       AND CUMULATIVE EFFECT OF CHANGE
       IN ACCOUNTING FOR INCOME TAXES            (74,191)  (172,550)   12,392

Income tax benefit (expense)                       3,971     54,008    (3,950)
- -------------------------------------------------------------------------------
     INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
       CHANGE IN ACCOUNTING FOR INCOME TAXES     (70,220)  (118,542)    8,442

Cumulative effect as of January 1, 1993,
   of change in method of accounting
   for income taxes                                  ---      2,500       ---
- -------------------------------------------------------------------------------
     NET INCOME (LOSS)                          $(70,220) $(116,042)   $8,442
===============================================================================
EARNINGS (LOSS) PER SHARE:
Income (loss) before cumulative effect of change
  in accounting for income taxes                  $(1.56)    $(2.56)     $.18
Cumulative effect of change in accounting for
  income taxes                                       ---        .05       ---
- -------------------------------------------------------------------------------
     NET INCOME (LOSS)                            $(1.56)    $(2.51)     $.18
===============================================================================
Weighted average shares outstanding               44,860     46,199    48,020
===============================================================================

The accompanying notes are an integral part of these consolidated financial statements.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

- ---------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                               1994       1993      1992
- ---------------------------------------------------------------------------------
(In thousands)


CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES:
 Net income (loss)                                  $(70,220) $(116,042) $  8,442
 Adjustments to reconcile net income (loss)
 to net cash provided by operations:
   Cumulative effect of change in method of
     accounting for income taxes                         ---     (2,500)      ---
   Depreciation and amortization                      73,640     85,124    79,455
   Non-cash portion of restructuring charge (credit)  (4,826)    79,565     1,637
   Deferred income tax expense (benefit)              15,625    (20,348)    5,300
   Collection of income tax refunds                   34,472     10,697     6,653
   Gain on sale of investment in affiliate            (5,815)       ---       ---
   Write-off of investments in affiliates              3,361      3,273       ---
   Net changes in current assets and liabilities     (13,181)    27,930    21,867
   Foreign exchange loss                               2,626      3,267    12,531
- ---------------------------------------------------------------------------------
   NET CASH PROVIDED BY OPERATING ACTIVITIES          35,682     70,966   135,885
- ---------------------------------------------------------------------------------
INVESTING ACTIVITIES:
 Net decrease (increase) in short- and
   long-term securities investments                      ---     12,376    (4,293)
 Purchases of securities                             (86,620)       ---       ---
 Sales and maturities of securities                  118,441        ---       ---
 Purchase of property, plant, and equipment          (67,967)   (65,414)  (79,497)
 Capitalized software development costs              (16,584)    (9,735)   (9,735)
 Business acquisitions, net of cash acquired             ---     (6,938)  (19,658)
 Purchase of ownership interests in other businesses    (770)    (1,119)  (16,466)
 Repayment of loan by affiliate                          ---      6,994       ---
 Other                                                  (913)     4,917    (1,813)
- ---------------------------------------------------------------------------------
   NET CASH USED FOR INVESTING ACTIVITIES            (54,413)   (58,919) (131,462)
- ---------------------------------------------------------------------------------
FINANCING ACTIVITIES:
 Gross borrowings                                     44,609      8,236       363
 Debt repayment                                      (12,138)    (2,097)   (4,722)
 Proceeds of employee stock purchases                  4,019      4,409     4,418
 Proceeds of exercise of stock options                   ---        829     2,119
 Acquisition of treasury stock                       (10,379)   (29,734)  (13,925)
- ---------------------------------------------------------------------------------
   NET CASH PROVIDED BY (USED FOR)
     FINANCING ACTIVITIES                             26,111    (18,357)  (11,747)
- ---------------------------------------------------------------------------------
Effect of exchange rate changes on cash               (1,963)    (4,908)   (7,796)
- ---------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents   5,417    (11,218)  (15,120)
Cash and cash equivalents at beginning of year        55,976     67,194    82,314
- ---------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR            $ 61,393   $ 55,976  $ 67,194
=================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

- -----------------------------------------------------------------------------------------------------------------------------
                                    Common Stock         Treasury Stock      Additional            Cumulative      Total
                                                                               Paid-in   Retained  Translation  Shareholders'
                                  Shares    Amount      Shares      Amount     Capital   Earnings  Adjustment      Equity
- -----------------------------------------------------------------------------------------------------------------------------
(In thousands except share amounts)

 Balance at January 1, 1992     57,361,362  $5,736  ( 9,569,997)  $(157,342)  $251,607   $631,959    $23,034      $754,994
Treasury shares acquired               ---     ---  (   918,000)   ( 13,925)       ---        ---        ---      ( 13,925)
Shares issued under employee
 stock purchase plan                   ---     ---      353,879       5,801    ( 1,383)       ---        ---         4,418
Shares issued upon exercise
 of stock options                      ---     ---      139,393       2,299    (   133)       ---        ---         2,166
Shares issued upon
 purchase of a business                ---     ---      191,354       3,132    (   548)       ---        ---         2,584
Translation adjustments                ---     ---          ---         ---        ---        ---    (22,822)     ( 22,822)
Other                                  ---     ---          ---         ---      1,006        ---        ---         1,006
Net income for the year                ---     ---          ---         ---        ---      8,442        ---         8,442
- ----------------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1992   57,361,362   5,736  ( 9,803,371)   (160,035)   250,549    640,401        212       736,863

Treasury shares acquired               ---     ---  ( 2,805,000)   ( 29,734)       ---        ---        ---      ( 29,734)
Shares issued under employee
 stock purchase plan                   ---     ---      494,462       7,656    (  3,247)      ---        ---         4,409
Shares issued upon exercise
 of stock options                      ---     ---      107,082       1,692    (    863)      ---        ---           829
Translation adjustments                ---     ---          ---         ---         ---       ---    (10,570)     ( 10,570)
Recognition of net cumulative
 translation loss resulting
 from restructuring                    ---     ---          ---         ---         ---       ---      2,752         2,752
Other                                  ---     ---          ---         ---         203       ---        ---           203
Net loss for the year                  ---     ---          ---         ---         ---  (116,042)       ---      (116,042)
- ----------------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1993   57,361,362   5,736  (12,006,827)   (180,421)    246,642   524,359    ( 7,606)      588,710

Treasury shares acquired               ---     ---  ( 1,080,000)   ( 10,379)        ---       ---        ---      ( 10,379)
Shares issued under employee
 stock purchase plan                   ---     ---      510,625       7,508     ( 3,489)      ---        ---         4,019
Translation adjustments                ---     ---          ---         ---         ---       ---     10,064        10,064
Other                                  ---     ---          120           1         142       ---        ---           143
Net loss for the year                  ---     ---          ---         ---         ---  ( 70,220)       ---      ( 70,220)
- ----------------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1994   57,361,362  $5,736  (12,576,082)  $(183,291)   $243,295  $454,139    $ 2,458      $522,337
============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.



INTERGRAPH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1994


NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES.
BASIS OF PRESENTATION: The consolidated financial statements include the accounts of Intergraph Corporation and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's business is in one industry segment -- the development, manufacturing, marketing, and service of interactive computer graphics systems.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS: The Company's excess funds are generally invested in short-term, highly liquid, interest-bearing securities, which may include short-term municipal bonds, time deposits, money market preferred stocks, commercial paper, and U.S. government securities. The Company's investment policy limits the amount of credit exposure to any single issuer of securities. All cash equivalents and short-term investments are stated at fair market value based on quoted market prices. For financial statement purposes, investments with original maturities of three months or less are considered to be cash equivalents.

Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115), for investments held as of or acquired after January 1, 1994. In accordance with the provisions of SFAS 115, prior period financial statements have not been restated to reflect the provisions of the new standard. Neither the cumulative effect of adopting SFAS 115 as of January 1, 1994, nor its application for the year ended December 31, 1994 was material to the Company's results of operations or financial position.

Under the provisions of SFAS 115, the Company's investments in debt securities and in marketable equity securities not accounted for by the equity method are valued at fair market value in the balance sheet with any unrealized gains and losses due to market value changes reported as a component of shareholders' equity, net of tax. Interest on these securities is included in "Interest income" in the consolidated statements of operations. Any realized gains and losses on sales of these securities are included in "Other income (expense) - net" in the consolidated statements of operations. The cost of securities sold is based on the specific identification method. See Note 3 for details of securities held at December 31, 1994.

INVENTORIES: Inventories are stated at the lower of average cost or market and are summarized as follows:

- --------------------------------------------------------
DECEMBER 31,                        1994        1993
- --------------------------------------------------------
(In thousands)

Raw materials                  $  29,734   $  31,023
Work-in-process                   35,617      33,118
Finished goods                    14,198      14,295
Service spares                    34,895      33,119
- ---------------------------------------------------------
Totals                          $114,444    $111,555
=========================================================

INVESTMENTS IN AFFILIATES: Investments in other companies in which the Company has the ability to influence operations or finances, generally 20%- to 50%-owned companies, are accounted for by the equity method. Investments in companies in which the Company does not exert such influence, generally in less than 20%-owned companies, are accounted for by the cost method.

PROPERTY, PLANT, AND EQUIPMENT: Property, plant, and equipment, summarized below, is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

- ----------------------------------------------------------------------
DECEMBER 31,                                        1994       1993
- ----------------------------------------------------------------------
(In thousands)

Land and improvements                           $  14,950  $  14,593
Buildings and improvements                        147,632    143,032
Equipment, furniture, and fixtures                349,702    316,251
- ----------------------------------------------------------------------
                                                  512,284    473,876
Allowances for depreciation and amortization     (285,011)  (249,445)
- ----------------------------------------------------------------------
Totals                                           $227,273   $224,431
======================================================================

TREASURY STOCK: Treasury stock is accounted for by the cost method. The Board of Directors of the Company has authorized the purchase of up to 20,000,000 shares of the Company's common stock in the open market. From the initial authorization in 1987 through the end of 1994, the Company had purchased approximately 18,800,000 shares for the treasury. Treasury stock activity is presented in the consolidated statements of shareholders' equity.

REVENUE RECOGNITION: Revenues from systems sales with no post-shipment obligations are recognized as equipment and software are shipped. Revenues on systems sales with significant post-shipment obligations are recognized by the percentage-of-completion method with progress to completion measured on the basis of labor costs and other factors. Revenues from certain contracts with the U.S. government, primarily cost-plus award fee contracts, are recognized monthly as costs are incurred and fees are earned under the contracts. A certain portion of revenues from all systems sales is not recognized until
installation is complete and the warranty period has expired.   Maintenance and
services revenues are recognized ratably over the lives of the maintenance contracts or as services are performed.

Billings may not coincide with the recognition of revenue. Unbilled accounts receivable occur when revenue recognition precedes billing to the customer and arise primarily from commercial sales with predetermined billing schedules, U.S. government sales with billing at the end of a performance period, and U.S. government cost-plus award fee contracts. Billings in excess of sales occur when billing to the customer precedes revenue recognition, and arise primarily from maintenance revenue billed in advance of performance of the maintenance activity, and systems revenue billed at shipment with a portion of the revenue deferred until completion of installation services and expiration of the warranty period.

PRODUCT DEVELOPMENT COSTS: The Company capitalizes certain costs of computer software development incurred after the technological feasibility of the product has been established. Such capitalized costs are amortized over a two year period on a straight-line basis. Amortization expense included in "Cost of revenues - Systems" in the consolidated statements of operations amounted to $11,278,000 in 1994, $8,409,000 in 1993, and $6,736,000 in 1992.

The unamortized balance of capitalized software development costs, which is included in "Other assets" in the consolidated balance sheets, totaled $16,068,000 and $10,762,000 at December 31, 1994 and 1993, respectively.

FOREIGN CURRENCY EXCHANGE AND TRANSLATION: Local currencies are the functional currencies for the Company's European subsidiaries. The U.S. dollar is the functional currency for all other international subsidiaries. Foreign currency gains and losses resulting from remeasurement or settlement of receivables and payables denominated in a currency other than the functional currency are included in "Foreign exchange loss" in the consolidated statements of operations. Translation gains and losses resulting from translating subsidiaries' financial statements from the functional currency into dollars for U.S. reporting purposes and foreign currency gains and losses resulting from remeasurement of intercompany advances of a long-term investment nature are included in the "Cumulative translation adjustment" component of shareholders' equity.

The foreign exchange loss included in the 1992 statement of operations was primarily the result of third and fourth quarter instability within the European Monetary System (EMS). Currency exposure within the Company's European manufacturing and distribution center was not hedged, since European currency values to that time were generally controlled within the EMS. Subsequently, the Company began hedging a portion of its exposure among the European currencies.

DERIVATIVE FINANCIAL INSTRUMENTS: Derivatives utilized by the Company consist of forward exchange contracts and interest rate swap agreements.

The Company has certain currency related asset and liability exposures related to its international operations against which certain measures, primarily hedging, are taken to reduce currency risk. With respect to these exposures, the objective of the Company is to protect against financial statement volatility arising from changes in exchange rates with respect to amounts denominated for balance sheet purposes in a currency other than the functional currency of the local entity. The Company therefore enters into forward exchange contracts related to balance sheet items (intercompany receivables, payables, and formalized intercompany debt) which are denominated in a currency other than the functional currency of the local entity. Periodic changes in the value of these contracts offset exchange rate-related changes in the financial statement value of these balance sheet items. Forward exchange contracts are purchased with maturities reflecting the expected settlement dates of these balance sheet items, which are generally less than three months. Gains and losses on forward exchange contracts are recognized in the period in which the exchange rate changes. Bank fees charged on the contracts are amortized over the period of the contract. Gains and losses and fees paid on the contracts are included in "Foreign exchange loss" in the consolidated statements of operations, together with exchange rate-related changes in the financial statement value of the items being hedged. The Company is prohibited by policy from taking currency positions exceeding its known balance sheet currency exposure and from otherwise trading in currencies.

The Company has two interest rate swap agreements in the principal amounts of its two European floating rate mortgages described in Note 7. The agreements were entered into to reduce the risk of increases in interest rates. The agreements provide for the receipt of interest based on floating rates in exchange for fixed rate interest payments over the life of the swap agreements. The Company accounts for its interest rate swaps as hedges of its debt obligations. The difference in amounts to be paid and received is accrued and recognized as an adjustment to interest expense on the debt. Deferred gains related to terminated interest rate swap agreements are amortized to interest expense over the remaining terms of the agreements, and are not significant to the Company's results of operations. The Company does no trading in this form of derivative investment.

Amounts payable to or receivable from counterparties related to derivative financial instruments are included in "Other accrued expenses" or "Other current assets" in the consolidated balance sheets. These amounts were not significant at December 31, 1994. Cash flows from derivative financial instruments are classified in the consolidated statements of cash flows consistent with the cash flows from the assets and liabilities being hedged.

See Note 4 for further details of the Company's derivative financial instruments.

INCOME TAXES: Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which changed the Company's method of accounting for income taxes from the deferred method to an asset and liability approach. The provision for income taxes includes Federal, foreign, and state income taxes currently payable or refundable and income taxes deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. See Note 8.

NET INCOME (LOSS) PER SHARE: Net income (loss) per share is computed using the weighted average number of common and equivalent common shares outstanding. Stock options are the only common stock equivalent. See Note 9.

RECLASSIFICATIONS: Certain reclassifications have been made to the previously reported consolidated statements of cash flows for the years ended December 31, 1993 and 1992 to provide comparability with the current year presentation.


NOTE 2 -- RESTRUCTURING.
During 1993 the Company made several changes in its product, sales, and manufacturing strategies designed to make the Company more competitive in the current industry and economic environment, and took actions based on those decisions that resulted in a before-tax charge to 1993 earnings of $89,806,000 ($61,697,000 after related tax benefit, or $1.34 per share). Industry conditions considered by the Company in its decisions included the trend toward higher performance, lower priced products and intense competition that have resulted in lower gross margins in the industry and for the Company, shorter product cycles, and development and support of software standards that have resulted in less specific hardware dependency by customers. Changes in strategy included closure of the Company's European manufacturing and distribution facility (IEM) and consolidation of worldwide manufacturing and distribution activities in the U.S., cessation of the design and manufacture of the Company's microprocessor that resulted in closure of the Company's Advanced Processor Division at the end of 1994, porting of the Company's technical software applications to a new operating system (Microsoft Corporation's Windows NT), and the offering of a new hardware platform based on Intel Corporation microprocessors.

The 1993 restructuring charge was comprised of $10,467,000 for direct workforce reductions, $17,136,000 for elimination of operations, primarily IEM, $56,082,000 for revaluation of assets resulting from new product strategies (primarily spares inventory, goodwill, and investments in other companies), and $6,121,000 for restructure of the Company's electronics business unit. These charges are described individually below.

REDUCTION IN WORKFORCE: This portion of the restructuring charge was the result of termination of approximately 450 employees, primarily in the Company's European and U.S. sales and support operations. The charge consisted of severance pay and other personnel related charges.

ELIMINATION OF OPERATIONS: In January 1994, the Company announced its decision to close IEM over the course of 1994 and transfer related activities to its U.S. manufacturing facility. The related restructuring charge consisted primarily of the costs of severance and other personnel related costs for the 130 employees that were affected. Also included in this amount were charges related to consolidation of sales and support facilities, primarily in Europe, connected with the direct reductions in workforce discussed above, and asset retirements of the Company's Advanced Processor Division.

The phased closure of IEM was completed during the third quarter of 1994. In the fourth quarter of 1994, the Company determined that it will utilize a portion of this facility as a distribution center for Europe beginning in early 1995. Excess space will be placed for lease. The original plan called for sale or lease of the facility. All manufacturing activity will continue to be performed in the U.S. In 1994 the Company reversed the remaining unincurred portion of the 1993 restructuring charge related to IEM ($4,826,000) as the result of lower severance costs than originally anticipated.

REVALUATION OF ASSETS DUE TO NEW PRODUCT STRATEGY: The portion of the restructuring charge related to revaluation of assets was comprised of $35,300,000 to retire spares inventory and $20,800,000 to write-off goodwill recognized on previous acquisitions and write-off investments in less than 20%- owned companies, all as a result of the diminished value of these assets due to the Company's new product strategy and transition.

RESTRUCTURE OF ELECTRONICS BUSINESS: The Company continued in 1993 to restructure and position its electronics business in an effort to focus activity on growth areas and further integrate its DAZIX unit, acquired in December 1990, with the Company's existing electronics business. The $6,121,000 restructuring charge in 1993 and $4,418,000 restructuring charge in 1992 consisted of severance pay and facilities consolidation expenses and, in 1993, of write-off of goodwill from related acquisitions and investments in companies offering complementary products.


NOTE 3 -- INVESTMENTS IN DEBT SECURITIES.
At December 31, 1994 the Company held various debt securities, including bank time deposits, repurchase agreements, and master note arrangements, with a fair market value of $32,780,000. These investment securities, all of which were within three months of maturity at December 31, 1994, are included in "Cash and cash equivalents" ($31,757,000) and "Short-term investments" ($1,023,000) in the consolidated balance sheet.

Gross realized gains and losses on securities sold during the year ended December 31, 1994, were not significant. There were no unrealized holding gains or losses at December 31, 1994.


NOTE 4 -- FINANCIAL INSTRUMENTS.
Information related to the Company's financial instruments other than cash equivalents and short-term investments is summarized below.

LONG-TERM INVESTMENTS: The Company's stock investments in less than 20%-owned companies are included in the consolidated balance sheets as of December 31, 1994 and 1993, at cost of $2,400,000 and $9,100,000, respectively. These companies are privately held, and therefore quoted market values for these investments are not available. The Company is unable to determine fair values for these investments without incurring excessive costs but believes its investments in these companies have not been impaired.

The Company held long-term debt securities at December 31, 1993 with a carrying value of $6,100,000, which approximated fair market value based on quoted market prices at that date.

SHORT- AND LONG-TERM DEBT: The balance sheet carrying amounts of the Company's floating rate debt, consisting of loans under various short-term credit facilities and a revolving credit agreement (see Note 7), approximate fair market values since interest rates on the debt adjust periodically to reflect changes in market rates of interest. The carrying amounts of fixed rate debt, including the Company's mortgage debts that are the subject of interest rate swap agreements described below, approximate fair market values based on current interest rates for debt of the same remaining maturities and character.

DERIVATIVES: The fair market values of the Company's derivative financial instruments, consisting of forward exchange contracts and interest rate swap agreements, were determined by obtaining quotes from banks, and are expressed in terms of amounts the Company would receive or pay should the Company's obligations under the instruments be transferred to a third party at the reporting date. The fair values of the Company's forward exchange contracts and interest rate swap agreements approximate the original contract amounts on that basis.

Forward exchange contracts: The Company had outstanding net forward exchange contracts of $41,030,000 and $49,000,000 at December 31, 1994 and 1993,
respectively. Such amounts approximated the Company's currency related asset and liability exposures at those dates. The table below summarizes in U.S. dollars the face amounts of these contracts by major currency. For purposes of presentation, foreign currency amounts are translated to dollars at the rates in effect at each balance sheet date. "Sell" amounts represent the U.S. dollar equivalent of commitments to sell currencies and "buy" amounts represent the U.S. dollar equivalent of commitments to purchase currencies.

- ----------------------------------------------------------------------------
DECEMBER 31,                1994                            1993
                   --------------------------  ----------------------------
                                 NET FORWARD                   NET FORWARD
                                   CONTRACT                      CONTRACT
                  SELL      BUY     POSITION  SELL      BUY      POSITION
- ----------------------------------------------------------------------------
(In thousands)

German mark     $12,743      ---  $12,743    $9,739    $5,762    $3,977
U.S. dollar       6,200   $5,200    1,000    16,000     1,000    15,000
Italian lira      4,859      ---    4,859     6,945       ---     6,945
French franc      3,824    1,120    2,704     1,707       ---     1,707
Dutch guilder     3,600      ---    3,600    24,093    15,544     8,549
Belgian franc     2,944      ---    2,944     6,457       ---     6,457
Other currencies 13,180      ---   13,180     6,365       ---     6,365
- ----------------------------------------------------------------------------
Totals          $47,350   $6,320  $41,030   $71,306   $22,306   $49,000
============================================================================

Based on the terms of outstanding forward exchange contracts and the amount of the Company's balance sheet exposure at December 31, 1994, the Company's results of operations would not be materially affected by a 10% increase or decrease in exchange rates underlying the contracts and the exposures hedged. Cash requirements of forward exchange contracts are limited to receipt of an amount equal to the exchange gain or payment of an amount equal to the exchange loss at the contract settlement date, and payment of bank fees related to the contracts. Net cash flow from forward contract activity, consisting of realized gains and losses from settlement of exposed assets and liabilities at exchange rates in effect at the settlement date rather than at the time of recording, settlement of the forward contracts purchased to mitigate the exposures, and payment of bank fees on the forward contracts, was $1,800,000 negative in 1994, $5,100,000 negative in 1993, and $2,100,000 positive in 1992.

Interest rate swap agreements: The Company has two interest rate swap agreements in the principal amounts of its two European floating rate mortgages ($20,000,000 at December 31, 1994 and $18,497,000 at December 31, 1993). The
agreements are for an original term of two years, expiring in first quarter 1995. The Company pays a fixed rate of interest and receives a variable rate of interest based on the Amsterdam Interbank Offering Rate (AIBOR), and is thus exposed to market risk of potential future decreases in AIBOR. The weighted average pay and receive rates of the two agreements were 7.36% and 5.91%, respectively, at December 31, 1994 and 7.36% and 6.10%, respectively, at December 31, 1993. The weighted average receive rate is based on the rate in effect at each balance sheet date. Cash requirements of the agreements, which were not significant in either of the two years, are limited to the differential between the fixed rate paid and the variable rate received.


NOTE 5 -- SUPPLEMENTARY CASH FLOW INFORMATION.
Changes in current assets and liabilities, net of the effects of business acquisitions and restructuring charges, in reconciling net income (loss) to net cash provided by operations are as follows:

- -----------------------------------------------------------------------------
                                      CASH PROVIDED BY (USED FOR) OPERATIONS
YEAR ENDED DECEMBER 31,                          1994        1993       1992
- -----------------------------------------------------------------------------
(In thousands)

(Increase) decrease in:
 Accounts receivable                           $(20,738)   $17,801    $12,680
 Inventories                                      8,331     36,805      6,988
 Refundable income taxes                        (19,596)   (39,818)   (14,944)
 Other current assets                            (6,476)     5,165      2,099
Increase (decrease) in:
 Trade accounts payable                           8,013      9,460         (3)
 Accrued compensation and other
   accrued expenses                                (836)    (1,569)    11,990
 Billings in excess of sales                     14,824      4,287      6,377
 Income taxes payable                             3,297     (4,201)    (3,320)
- -----------------------------------------------------------------------------
Net changes in current assets and liabilities  $(13,181)   $27,930    $21,867
==============================================================================

Cash payments for income taxes totaled $4,588,000, $4,201,000, and $13,051,000 in 1994, 1993, and 1992, respectively. Cash payments for interest in those years totaled $2,413,000, $2,252,000, and $2,913,000, respectively.

There were no significant non-cash investing and financing transactions in 1994 or 1993. Non-cash transactions in 1992 consisted of acquisition of and investments in other businesses in part through issuance of notes payable and forgiveness of debt totaling $3,272,000, issuance of treasury shares valued at $2,584,000, and obligations for other amounts totaling $2,896,000 (see Note 10).


NOTE 6 -- ACCOUNTS RECEIVABLE.
Accounts receivable are summarized as follows:

- --------------------------------------------------------------------
DECEMBER 31,                               1994         1993
- --------------------------------------------------------------------
(In thousands)

Billed receivables:
  Trade                               $273,603      $243,152
  Unreimbursed costs and fees under
     government contracts               16,336        10,047
- --------------------------------------------------------------------
                                       289,939       253,199
- --------------------------------------------------------------------
Unbilled receivables:
  Trade                                 65,227        72,002
  Unreimbursed costs and fees under
     government contracts               10,100         9,846
- --------------------------------------------------------------------
                                        75,327        81,848
- --------------------------------------------------------------------
                                       365,266       335,047
Less allowances                        (20,309)      (20,791)
- --------------------------------------------------------------------
Totals                                $344,957      $314,256
====================================================================

Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Historically, the Company has not experienced significant losses related to trade receivables from individual customers or from groups of customers in any geographic area, with the exception of the 1994 write-off of a $5,500,000 receivable from a Middle Eastern customer. The Company's total accounts receivable from Middle Eastern customers at December 31, 1994 was $18,000,000.

Revenues from the U.S. government were $166,955,000 in 1994, $165,655,000 in 1993, and $186,497,000 in 1992, representing 16% of total revenues in each of the three years. At December 31, 1994, accounts receivable from the U.S. government was $49,000,000.


NOTE 7 -- DEBT AND LEASES.
Short- and long-term debt is summarized as follows:

- ---------------------------------------------------------------
DECEMBER 31,                             1994         1993
- ---------------------------------------------------------------
(In thousands)

Short-term credit facilities           $18,617        $6,896
Revolving credit agreement              15,003           ---
Long-term mortgages                     20,000        18,497
Other                                    7,494         1,213
- ----------------------------------------------------------------
Total debt                              61,114        26,606
Less amounts payable within one year    37,726         9,065
- ----------------------------------------------------------------
Total long-term debt                   $23,388       $17,541
================================================================

The Company has entered into short-term, uncommitted credit arrangements with various banks to provide temporary working capital.

The Company has a $50 million revolving credit agreement with a bank enabling the Company to borrow funds on a revolving basis until May 31, 1995. The loan commitment is conditional on the maintenance of minimum levels of tangible net worth at various dates through May 1995. Under certain circumstances, borrowings under the agreement may create a security interest in certain of the accounts receivable of the Company.

The weighted average interest rate on combined debt outstanding under short-term credit arrangements and the revolving credit agreement for 1994 and 1993 was 6.8% and 9.6%, respectively.

The Company has two long-term mortgages on certain of its European facilities, including the manufacturing and distribution facility that was closed in 1994 in connection with the Company's 1993 restructuring plan (see Note 2). The mortgages are payable in varying installments through the year 2017 and bear interest at the floating Amsterdam Interbank Offering Rate (AIBOR), which ranged from 5.2% to 6.5% in 1994 and from 6.4% to 9.4% in 1993. During 1993, the Company entered into two-year interest rate swap agreements in the amounts of the mortgages to reduce the risk of increases in interest rates, effectively converting the interest rates on these mortgages to a fixed rate of 7.4%. The agreements expire in first quarter 1995.

See Note 4 for discussion of fair values of the Company's debt and interest rate swap agreements.

The Company leases various property, plant, and equipment under operating leases as lessee. Rental expense for operating leases was $38,628,000 in 1994, $41,668,000 in 1993, and $44,527,000 in 1992. Subleases and contingent rentals are not significant. Future minimum lease payments, by year and in the aggregate, under non-cancellable operating leases with initial or remaining terms of one year or more are as follows:

- ---------------------------------------------------------
                                        OPERATING
                                    LEASE COMMITMENTS
- ---------------------------------------------------------
(In thousands)

1995                                     $30,328
1996                                      21,606
1997                                      14,992
1998                                       7,246
1999                                       4,729
Thereafter                                28,485
- ----------------------------------------------------------
Total future minimum lease payments     $107,386
==========================================================


NOTE 8 -- INCOME TAXES.
Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Under SFAS 109, tax liabilities are provided in the financial statements at tax rates known to be in effect in the future years in which items of income and expense currently deferred for tax return purposes become includable in the tax return, rather than at rates in effect in the year of deferral. Since the Company had historically provided taxes at rates higher than the reduced tax rates now in effect, it was required to reduce deferred tax liabilities to reflect current tax rates, which resulted in an increase in 1993 income (shown as the cumulative effect of a change in accounting principle in the consolidated statement of operations) of $2,500,000 or $.05 per share. The change in method did not significantly affect the Company's effective rate of tax for 1993.

The components of income (loss) before income taxes are as follows:

- --------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                       1994      1993      1992
- --------------------------------------------------------------------------
(In thousands)

U.S.                                     $(26,330) $(115,025)   $29,379
International                             (47,861)  ( 57,525)   (16,987)
- --------------------------------------------------------------------------
Total income (loss) before income taxes  $(74,191) $(172,550)   $12,392
==========================================================================

Income tax benefit (expense) consists of the following. The "liability method" is the method prescribed by SFAS 109 and adopted prospectively by the Company effective January 1, 1993. The "deferred method" is the method utilized prior to adoption of SFAS 109.

- ----------------------------------------------------------------------------
                                       LIABILITY METHOD   DEFERRED METHOD
YEAR ENDED DECEMBER 31,                1994        1993        1992
- ----------------------------------------------------------------------------
(In thousands)
Current benefit (expense):
  Federal                             $19,931    $32,460      $4,579
  State                                  (132)       900          93
  International                          (203)       300      (3,322)
- ----------------------------------------------------------------------------
                                       19,596     33,660       1,350
- ----------------------------------------------------------------------------
Deferred benefit (expense):
  Federal                             (14,775)    16,429      (7,936)
  State                                   ---        200         (55)
  International                          (850)     3,719       2,691
- ----------------------------------------------------------------------------
                                      (15,625)    20,348      (5,300)
- ----------------------------------------------------------------------------
Total income tax benefit (expense)   $  3,971    $54,008     $(3,950)
============================================================================

"Refundable income taxes" included in the consolidated balance sheets consist primarily of the benefit of 1994 and 1993 losses for U.S. federal income tax return purposes.

Deferred income taxes included in the Company's balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax return purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

- ----------------------------------------------------------------------------
DECEMBER 31,                                            1994        1993
- ----------------------------------------------------------------------------
(In thousands)

Current deferred tax assets (liabilities):
  Inventory reserves                                  $12,194     $18,504
  Vacation pay and other employee benefit accruals      7,005       6,367
  Accrued liabilities related to restructuring            ---       4,292
  Other financial statement reserves, primarily
   allowance for doubtful accounts                      6,875       6,132
  Profit on uncompleted sales contracts
   deferred for tax return purposes                   (13,826)    (11,730)
  Other current tax assets and liabilities, net         3,876       1,516
- ----------------------------------------------------------------------------
                                                       16,124      25,081
  Less asset valuation allowance                      (14,911)     (3,024)
- ----------------------------------------------------------------------------
  Total net current asset   (1)                         1,213      22,057
- ----------------------------------------------------------------------------
Noncurrent deferred tax assets (liabilities):
  Net operating loss and tax credit carryforwards:
   U.S. federal and state                              15,377         ---
   Foreign operations                                  24,874      12,031
  Depreciation                                        (10,047)    (10,426)
  Other noncurrent tax assets and liabilities, net     (2,033)     (1,632)
- ----------------------------------------------------------------------------
                                                       28,171         (27)
  Less asset valuation allowance                      (30,259)    (12,750)
- ----------------------------------------------------------------------------
  Total net noncurrent liability                       (2,088)    (12,777)
- ----------------------------------------------------------------------------
Net deferred tax asset (liability)                      $(875)     $9,280
============================================================================

(1) Included in "Other current assets" in the consolidated balance sheets.

The valuation allowance for deferred tax assets, which consists primarily of reserves against the tax benefit of net operating loss carryforwards, increased by $29,396,000 in 1994 due to the incurrence of additional losses that may be carried forward, the future tax benefits of which cannot be assured. If realized, these tax benefits will be applied to reduce income tax expense in the year realized.

Net operating loss carryforwards are available to offset future earnings within the time periods specified by law. At December 31, 1994, the Company had a U.S. federal net operating loss carryforward of approximately $11,000,000 expiring in 2009. International net operating loss carryforwards total approximately $70,000,000 and expire as follows:

- --------------------------------------------------------------
                                  INTERNATIONAL
                                NET OPERATING LOSS
DECEMBER 31, 1994                 CARRYFORWARDS
- --------------------------------------------------------------
(In thousands)

Expiration:
3 years or less                   $10,000
4 to 5 years                        8,000
6 to 10 years                       7,000
Unlimited carryforward             45,000
- --------------------------------------------------------------
Total                             $70,000
==============================================================

Additionally, the Company has $5,400,000 of U.S. alternative minimum tax credit carryforwards which have no expiration date. U.S. research and development tax credit carryforwards of $2,500,000 are available to offset regular tax liability through 2008.

Under the then-prevailing deferred method, deferred income taxes were provided in 1992 for significant timing differences in the recognition of revenue and expenses for tax reporting and financial statement purposes. These timing differences related primarily to deferred profit on uncompleted contracts and profits on intercompany asset transfers.

A reconciliation from income tax benefit (expense) at the U.S. federal statutory tax rate of 35% for 1994 and 1993 (34% for 1992) to the Company's income tax benefit (expense) is as follows:

- -----------------------------------------------------------------------------
                                             LIABILITY METHOD DEFERRED METHOD
YEAR ENDED DECEMBER 31,                       1994      1993         1992
- -----------------------------------------------------------------------------
(In thousands)
Income tax benefit (expense) at federal
  statutory rate                               $25,967  $60,393    $(4,213)
Research and development tax credit                ---    3,400        643
Benefit from Foreign Sales Corp. (FSC)           1,689    1,415      1,161
Tax effects of international operations, net    (9,836) (13,933)    (5,667)
Tax effects of reorganization of certain
  international subsidiaries                       ---    6,200      3,483
State income taxes, net of federal tax benefit     (86)     754         86
Non-deductible goodwill amortization               ---   (3,290)       439
Tax effect of U.S. tax loss carried forward     (3,804)     ---        ---
Tax effect of U.S. tax credits carried forward  (7,900)     ---        ---
Other - net                                     (2,059)   ( 931)       118
- -----------------------------------------------------------------------------
Income tax benefit (expense)                    $3,971  $54,008    $(3,950)
=============================================================================

The Company does not provide for federal income taxes or tax benefits on the undistributed earnings and/or losses of its international subsidiaries because earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. At December 31, 1994, the Company had not provided federal income taxes on earnings of individual international subsidiaries of approximately $47,000,000. Upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in the various international jurisdictions. Determination of the related amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $2,400,000 would be payable if all previously unremitted earnings as of December 31, 1994 were remitted to the U.S. company.

During 1994, agreement was reached with the Internal Revenue Service on all issues raised in the examination of the Company's 1989 and 1990 U.S. federal income tax returns, with no resulting effect on the Company's results of operations.


NOTE 9 -- EMPLOYEE STOCK OPTION AND BENEFIT PLANS.
The Company has reserved a total of 5,000,000 shares of common stock to grant as options to key employees under the 1990 and 1992 stock option plans. Options may be granted at fair market value or at a price less than fair market value on the date of grant. Options are not exercisable prior to twenty-four months from the date of grant or later than ten years after the date of grant (not later than five years after the date of grant under the 1990 Plan).

At December 31, 1994, 2,484,677 shares were available for future grants. A summary of activity in the Company's stock option plans is presented below.
- ----------------------------------------------------------------------------
Year Ended December 31,                        1994        1993       1992
- ----------------------------------------------------------------------------
Options outstanding at beginning of year  1,408,925   1,574,087   1,761,740
  Granted                                    70,000     345,004     140,000
  Exercised                                     ---    (107,082)   (139,393)
  Cancelled                                (218,288)   (403,084)   (188,260)
- ----------------------------------------------------------------------------
Options outstanding at end of year        1,260,637   1,408,925   1,574,087
============================================================================
Options exercisable at end of year          598,814     538,602     470,966
============================================================================
Option prices per share:
  Granted                                    $ 9.50 $9.00-12.25 $7.88-16.00
  Exercised                                     ---  7.56-11.00 11.00-18.25
  Cancelled                              9.25-15.13  7.56-27.25 11.00-27.25
Options outstanding at end of year       7.88-16.00  7.88-16.00  7.56-27.25
Options exercisable at end of year       7.88-16.00 11.00-15.13  7.56-27.25
============================================================================

Under the 1987 Employee Stock Purchase Plan, 3,200,000 shares of common stock were made available for purchase through a series of ten consecutive annual offerings each January beginning January 1, 1987. In order to purchase stock, each participant may have up to 10% of his pay, not to exceed $25,000 in any offering period, withheld through payroll deductions. All full-time employees, except members of the Administrative Committee of the Plan, are eligible to participate. The purchase price of each share is 85% of the closing market price of the Company's common stock on the last pay date of each calendar month. Employees purchased 510,625, 494,462, and 353,879 shares of stock in 1994, 1993, and 1992, respectively.

In 1975 the Intergraph Corporation Stock Bonus Plan was established to provide retirement benefits to substantially all U.S. employees. Effective January 1, 1987, the Company amended the Plan to qualify it as an employee stock ownership plan (ESOP). The Company makes contributions to the Plan in amounts determined at the discretion of the Board of Directors, and the contributions are funded with Company stock. Amounts are allocated to the accounts of participants based on compensation. Benefits are payable to participants subject to the vesting provisions of the Plan. The Company did not make a contribution to the Plan in 1994, 1993, or 1992.

In 1990, the Company established the Intergraph Corporation SavingsPlus Plan, an employee savings plan qualified under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. employees. Employees can elect to contribute up to 15% of their compensation (13% prior to July 1, 1994) to the Plan. The Company matches 50% of employee contributions up to 6% of each employee's compensation. Company contributions to the Plan were $6,169,000, $5,993,000, and $6,099,000 in 1994, 1993, and 1992, respectively.

The Company also maintains various retirement benefit plans for employees of its international subsidiaries, primarily defined contribution plans that cover substantially all employees. Contributions to the plans are made in cash and are allocated to the accounts of participants based on compensation. Benefits are payable based on vesting provisions contained in each plan. Contributions to the plans were $3,331,000, $2,928,000, and $3,127,000 in 1994, 1993, and
1992, respectively.


NOTE 10 -- ACQUISITIONS.
In February 1993, the Company acquired Bestinfo, Inc. for $9,500,000 in cash and other consideration. Bestinfo is a producer of merchandise advertising technology for the retail/catalog markets. The accounts and results of operations of Bestinfo have been combined with those of the Company since the date of acquisition using the purchase method of accounting. Had the purchase occurred January 1, 1992, the Company's revenues, net income (loss), and earnings (loss) per share would not have been materially affected for either the year ended December 31, 1992 or 1993.

During 1992, the Company in separate transactions acquired three companies for $25,514,000, consisting of $19,658,000 in cash, issuance of notes payable and forgiveness of debt totaling $3,272,000, and issuance of 191,354 shares of the Company's stock valued at $2,584,000. These companies are engaged in businesses related to that of the Company. The accounts and results of operations of these companies have been combined with those of the Company since the dates of acquisition using the purchase method of accounting. Revenues, net income, and earnings per share were not materially affected for the year ended December 31, 1992.

During 1992, the Company in separate transactions acquired less than majority ownership interests or otherwise invested in six companies for a total of $19,362,000, consisting of $16,466,000 in cash and $2,896,000 in other amounts payable. All of these companies are engaged in businesses related to that of the Company. These investments did not have a significant impact on the Company's results of operations for the year ended December 31, 1992.


NOTE 11-- OPERATIONS BY GEOGRAPHIC AREA.
The following summary of operations by geographic area includes both sales to unaffiliated customers and intercompany transfers between geographic areas. Transfers between geographic areas are accounted for under a transfer pricing policy. Income (loss) from operations by geographic areas reflects these transfers.
- ----------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                        1994       1993        1992
- ----------------------------------------------------------------------------
(In thousands)

REVENUES
United States:
  Unaffiliated customers - U.S.             $526,082   $514,399    $571,856
  Unaffiliated customers - export             38,908     36,017      41,014
  Consolidated subsidiaries                  199,663    185,673     189,109
- -----------------------------------------------------------------------------
                                             764,653    736,089     801,979
- -----------------------------------------------------------------------------
Europe:
  Unaffiliated customers                     344,579    371,313     447,134
- -----------------------------------------------------------------------------
Other International:
  Unaffiliated customers                     131,834    128,548     116,657
  U.S. parent                                  2,620      2,994       4,554
- -----------------------------------------------------------------------------
                                             134,454    131,542     121,211
- -----------------------------------------------------------------------------
Eliminations -- net                         (202,283)  (188,667)   (193,663)
- -----------------------------------------------------------------------------
Total revenues                            $1,041,403 $1,050,277  $1,176,661
=============================================================================
INCOME (LOSS) FROM OPERATIONS
United States                               $(27,640) $(116,500)    $18,257
Europe                                       (33,147)   (43,262)      8,224
Other International                          (17,403)   (16,782)    (11,885)
Eliminations -- net                            5,548     11,922      10,812
- -----------------------------------------------------------------------------
Total income (loss) from operations         $(72,642) $(164,622)    $25,408
=============================================================================
IDENTIFIABLE ASSETS
United States                               $586,041   $612,370    $649,764
Europe                                       239,649    224,011     322,604
Other International                          109,459    103,168     102,310
Eliminations -- net                          (95,531)   (84,220)    (88,015)
- -----------------------------------------------------------------------------
Total identifiable assets                   $839,618   $855,329    $986,663
=============================================================================

Loss from operations in 1993 includes restructuring charges of $55,500,000 in the U.S., $30,900,000 in Europe, and $8,300,000 in Other International. Loss from operations in 1994 includes a restructuring credit (reversal of the unincurred portion of the 1993 restructuring charge) of $4,800,000 in Europe.


NOTE 12 -- SHAREHOLDER RIGHTS PLAN.
On August 25, 1993, the Company's Board of Directors adopted a Shareholder Rights Plan. As part of this plan the Board of Directors declared a distribution of one common stock purchase right (a "Right") for each share of the Company's common stock outstanding on September 7, 1993. Each Right entitles the holder to purchase from the Company one common share at a price of $50, subject to adjustment. The Rights are not exercisable until the occurrence of certain events related to a person or a group of affiliated or associated persons acquiring, obtaining the right to acquire, or commencing a tender offer or exchange offer, the consummation of which would result in beneficial ownership by such a person or group of 15% or more of the outstanding common shares of the Company. Rights will also become exercisable in the event of certain mergers or an asset sale involving more than 50% of the Company's assets or earnings power. Upon becoming exercisable, each Right will allow the holder, except the person or group whose action has triggered the exercisability of the Rights, to either buy securities of Intergraph or securities of the acquiring company, depending on the form of the transaction, having a value of twice the exercise price of the Rights. The Rights trade with the Company's common stock. The Rights are subject to redemption at the option of the Board of Directors at a price of $.01 per Right until the occurrence of certain events, and are exchangeable for the Company's common stock at the discretion of the Board of Directors under certain circumstances. The Rights expire on September 7, 2003.


NOTE 13 -- RELATED PARTY TRANSACTIONS.
BENTLEY SYSTEMS, INC.: Through December 31, 1994, the Company had an exclusive license agreement with Bentley Systems, Inc. (BSI), a 50%-owned affiliate of the Company, under which the Company distributed MicroStation, a software product developed and maintained by BSI and utilized in many of the Company's software applications. Under this agreement, the Company paid royalties to BSI based on its sales of MicroStation. Royalties expense totaled $21,820,000 in 1994, $18,085,000 in 1993, and $16,854,000 in 1992. At December 31, 1994 and
1993, amounts due to BSI and included in "Other accrued expenses" in the consolidated balance sheets totaled $5,821,000 and $5,642,000, respectively.

In May 1994, the Company and BSI settled their dispute regarding the exclusivity of the Company's distribution license. As a result, effective January 1, 1995, both BSI and the Company will distribute MicroStation. The Company has a nonexclusive license to sell MicroStation via its direct sales force and to sell MicroStation via its indirect sales channels if MicroStation is sold with other Intergraph products. In addition, effective January 1, 1995, the per copy royalty payable by the Company to BSI is increased and, for 1995 only, BSI will pay the Company a per copy distribution fee based on BSI's MicroStation sales to resellers. See Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion of the settlement with BSI and its effects on the Company.

LOAN PROGRAM FOR EXECUTIVE OFFICERS: In order to encourage retention of Company stock by executive officers, the Company adopted a loan program effective January 1993, under which executive officers may borrow from the Company, on an unsecured basis, an amount not exceeding (1) the current market value of the common stock of the Company owned by any such executive officer, and/or (2) the net value (current market price less exercise price) of currently exercisable stock options owned by any such executive officer. Interest on the loans is charged monthly at the prevailing prime rate. Amounts must be repaid by the earliest to occur of termination of employment, the date of sale of any common stock of the Company by the executive officer, or May 1, 1995. At December 31, 1994 and 1993, James W. Meadlock, Chief Executive Officer and Chairman of the Board of the Company, was indebted to the Company in the amounts of $4,778,000 and $2,502,000, respectively, under the program.


NOTE 14 -- SUMMARY OF QUARTERLY INFORMATION -- UNAUDITED.
- -----------------------------------------------------------------------------
QUARTER ENDED                        MARCH 31   JUNE 30  SEPT. 30   DEC. 31
- -----------------------------------------------------------------------------
(In thousands except per share amounts)

Year ended December 31, 1994:
Revenues                             $240,073  $242,395  $262,225  $296,710
Gross profit                           97,369   103,544   104,013   117,206
Net loss                              (14,047)  (20,164)  (17,496)  (18,513)
Net loss per share                       (.31)     (.45)     (.39)     (.41)
Weighted average shares outstanding    45,353    44,842    44,559    44,695

Year ended December 31, 1993:
Revenues                             $282,077  $249,110  $250,561  $268,529
Gross profit                          117,959   102,783   103,938   103,311
Loss before cumulative effect of
  change in accounting for income
  taxes                               (10,172)  (18,608)  (19,839)  (69,923)
Net loss                               (7,672)  (18,608)  (19,839)  (69,923)
Net loss per share:
  Loss before cumulative effect of
    change in accounting for income
    taxes                                (.21)     (.40)     (.43)    (1.54)
  Cumulative effect of accounting
    change                                .05       ---       ---       ---
                                         -----     -----     -----     -----
  Net loss                               (.16)     (.40)     (.43)    (1.54)
                                         =====     =====     =====     =====

Weighted average shares outstanding    47,724    46,252    45,769    45,343
===============================================================================

First quarter 1994 losses were increased by a net $.01 per share by the write-down of two equity investments totaling $.05 per share and a $.04 per share gain from the sale of a portion of the Company's stock investment in another company. Third quarter 1994 losses were reduced by a $.07 per share gain from the sale of the Company's stock investment in another company. Fourth quarter 1994 losses were increased by a $.12 per share write-off of a Middle Eastern account receivable and reduced by an $.11 per share reversal of the remaining unincurred portion of the restructuring charge recognized in 1993.

First quarter 1993 losses were increased by a net $.03 per share by a restructuring charge of $.04 per share, the write-off of an equity investment of $.04 per share, and the required adoption of a change in the method of accounting for income taxes, which reduced losses by $.05 per share. Restructuring charges increased 1993 losses by $.03 per share in second quarter, by $.14 per share in third quarter, and by $1.18 per share in fourth quarter.



REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Shareholders
Intergraph Corporation


We have audited the accompanying consolidated balance sheets of Intergraph Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intergraph Corporation and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 8, in 1993 the Company changed its method of accounting for income taxes.

                                                      /s/ Ernst & Young LLP

Birmingham, Alabama
January 31, 1995


DIVIDEND POLICY

The Company has never declared or paid a cash dividend on its common stock. It is the present policy of the Company's Board of Directors to retain all earnings to finance the Company's operations.

PRICE RANGE OF COMMON STOCK

Since April 1981, Intergraph common stock has traded on The NASDAQ Stock Market under the symbol INGR. As of January 31, 1995, there were 45,652,929 shares of common stock outstanding, held by 6,360 shareholders of record. The following table sets forth, for the periods indicated, the high and low sale prices of the Company's common stock as reported on The NASDAQ Stock Market.

- -----------------------------------------------------------------------------
                                          1994                  1993
PERIOD                              HIGH       LOW        HIGH       LOW
- -----------------------------------------------------------------------------

 First Quarter                   $11 1/4   $ 8 7/8      $13 1/2    $11 5/8
 Second Quarter                   10 1/4     8 3/4       12          8 7/8
 Third Quarter                    11         8 5/8       12 3/8      8 1/2
 Fourth Quarter                    9 1/8     7 3/8       11 1/8      9 1/8
=============================================================================

TRANSFER AGENT AND REGISTRAR

Harris Trust and Savings Bank
Shareholder Services Division
P. O. Box 755
Chicago, IL  60690-0755

CORPORATE COUNSEL

Lanier Ford Shaver & Payne P.C.
200 West Court Square, Suite 5000
Huntsville, AL  35801

INDEPENDENT AUDITORS

Ernst & Young LLP
AmSouth/Harbert Plaza, Suite 1900
Birmingham, AL  35203

FORM 10-K

A copy of the Company's Form 10-K filed with the Securities and Exchange Commission is available without charge upon written request to Shareholder Relations, Intergraph Corporation, Huntsville, AL 35894-0001.

ANNUAL MEETING

The annual meeting of Intergraph Corporation will be held May 18, 1995, at the Corporate offices in Huntsville, Alabama.


BOARD MEMBERS AND OFFICERS

BOARD OF DIRECTORS                                VICE PRESIDENTS

James W. Meadlock                                 Thomas G. Baybrook
Chief Executive Officer and
Chairman of the Board                             Edward J. Blaum

Roland E. Brown                                   Klaas Borgers
Director
                                                  Edward F. Boyle
Larry J. Laster
Executive Vice President                          Coleman P. Callaway
and Director
                                                  Roger O. Coupland
Nancy B. Meadlock
Executive Vice President                          Anthony B. Crawford
and Director
                                                  Jeffrey H. Edson
Keith H. Schonrock, Jr.
Director                                          Graeme J. Farrell

James F. Taylor, Jr.                              Milford B. French
Executive Vice President,
President, Intergraph Public Safety
Business Unit, and Director                       Jeffrey P. Heath

Robert E. Thurber                                 Fred D. Heddens
Executive Vice President
and Director                                      Rune Kahlbom

                                                  William H. McClure
EXECUTIVE VICE PRESIDENTS
                                                  Robert A. Mueller
William E. Salter
President, Intergraph Federal Systems
Business Unit                                     Winston P. Newton

Tommy D. Steele                                   John R. Owens
President, Intergraph Software Solutions
Business Unit                                     Robert Patience

John M. Thorington, Jr.                           Wade C. Patterson
President, Intergraph Computer Systems
Business Unit                                     Charles E. Robertson, Jr.

                                                  Kenneth C. Sullivan

Lawrence F. Ayers, Jr.                            John W. Wilhoite

Richard S. Buchheim                               TREASURER

Penman R. Gilliam                                 James H. Dorton

Neil E. Keith                                     SECRETARY

Stephen J. Phillips                               John R. Wynn

Herman E. Thomason

Edward A. Wilkinson

Allan B. Wilson

Manfred Wittler