Form 10-K, Exhibit 13
period 1995-12-31
INTERGRAPH CORP
filed 1996-03-22
CIK 351145

Five-Year Financial Summary

----------------------------------------------------------------------------------------
                                 1995        1994        1993       1992        1991
----------------------------------------------------------------------------------------
(In thousands except per share amounts)
Revenues                     $1,097,978  $1,041,403  $1,050,277  $1,176,661  $1,195,378
Restructuring charge (credit)     6,040    (  4,826)     89,806       4,418         ---
Net income (loss)              ( 45,348)   ( 70,220)   (116,042)      8,442      71,108
Net income (loss) per share    (    .98)   (   1.56)   (   2.51)        .18        1.47
Working capital                 261,140     282,893     348,756     430,974     502,152
Total assets                    826,045     839,618     855,329     986,663     996,615
Total debt                       69,541      61,114      26,606      21,887      27,661
Shareholders' equity            504,064     522,337     588,710     736,863     754,994



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Summary. Over the past several years, the industry in which the Company competes has been characterized by rapidly changing technologies, a move to higher performance, lower priced product offerings, intense price and performance competition, shorter product cycles, and by development and support of software standards that result in less specific hardware and software dependencies by customers. During late 1992 and 1993, the Company made strategic decisions regarding its operating systems and hardware architecture designed to better position the Company to effectively compete in this environment.

Operating Systems. In November 1992, the Company announced its decision to port its technical software applications to Microsoft Corporation's Windows NT operating system, and to make Windows NT available on Intergraph workstations. Microsoft's standard Windows system has been widely accepted in the personal computing (PC) market, and Windows NT is Microsoft's operating system for high-end computing. The effect of this decision has been to expand the availability of the Company's workstations and software applications to Windows-based computing environments not previously addressed by the Company, including the availability of Intergraph software applications that operate across a variety of hardware architectures, including those of other hardware vendors that use the Windows NT operating system. Prior to this decision, the Company's software applications operated principally on Intergraph hardware platforms. At the same time, the Company has continued to enhance and maintain products in the UNIX operating system environment, the foundation for its software applications prior to Windows NT, thereby offering existing and potential customers a choice of UNIX or Windows NT operating systems as well as a path to the Windows NT system if and when the customer chooses. Limited shipments of Windows NT-based software began in the fourth quarter of 1993. As of the end of 1994, the Company had completed the port of its applications software to Windows
NT for all applications scheduled for conversion, and sales of Windows-based software grew to represent 48% of software revenues in 1994 and 70% in 1995.

Hardware Architecture. The Company believes that Intel Corporation's hardware architecture has an important role in the computing markets it serves. During the last half of 1993, the Company began to offer a hardware platform (in addition to its own) based on Intel microprocessors. Previously, the Company's hardware platform offering had been based on its own microprocessor. The Company ceased design of its microprocessor at the end of 1993, and Intel-based systems grew to represent 74% of hardware unit sales in 1994 and 95% in 1995.

Operating Results During Transition. These industry conditions and resulting changes in operating system and hardware architecture strategies resulted in a transition period for the Company characterized by revenues that declined from 1992 through 1994, by restructuring charges in 1993 and 1995, and by annual net losses since 1993. The Company lost $2.51 per share in 1993, the result of a 15% decline in systems revenue, an 8.8 point decline in systems gross margin, and a $1.34 per share charge for restructuring of the business to effect the new strategies. Systems revenue declined a further 1% in 1994 which, together with an additional systems margin decline of 5.1 points and the expiration of tax loss benefits, produced a net loss for 1994 of $1.56 per share. In 1995, the Company lost $.98 per share, but increased its systems revenue by 7%, reduced its operating expenses by 4% from the 1994 level, and earned its first quarterly profit since 1992 in the fourth quarter.

The Company believes that its transition period is substantially completed, and that its new operating system and hardware architecture strategies, the availability of new products, and the cost benefits of the restructuring of its business will restore full year profitability in 1996. However, to achieve sustained profitability the Company must substantially increase sales volume while continuing to control cost. The Company believes that industry trends toward high performance, lower priced products, intense competition, and rapidly changing technology will continue, and that improvement in its operating results will further depend on the ability to accurately anticipate customer requirements and technological trends and to rapidly and continuously develop and deliver new hardware and software products that are competitively priced, deliver enhanced performance, and meet customer requirements for standardization and interoperability. In addition, while the Company believes Windows NT will become the dominant operating system in the markets it serves, acceptance of this system by customers has been slower than anticipated, and adoption of any new operating system requires considerable effort by customers, the timing of which is unpredictable. Competing operating systems are available in the market, and several competitors of the Company offer or are adopting Windows NT as operating systems for their products. There can be no assurance that the Windows NT operating system will become dominant in the markets served by the Company or that the Company's new strategies will restore profitability.

Restructuring Charges. The strategic decisions described above led to actions that resulted in an $89.8 million pretax restructuring charge in 1993 ($61.7 million after related tax benefit, or $1.34 per share). The 1993 restructuring charge was comprised of $10.5 million for direct workforce reductions, $17.1 million for elimination of operations, primarily the Company's European manufacturing and distribution facility (IEM), $56.1 million for revaluation of assets resulting from new product strategies (primarily spares inventory, goodwill, and investments in other companies), and $6.1 million for restructuring of the Company's electronics business.

The Company's 1993 restructuring plan has been completed substantially as planned, with the exception of disposition of the IEM facility. In the fourth quarter of 1994, the Company determined that it would utilize a portion of this facility as a distribution center for Europe and began to do so in early 1995. All manufacturing activity continues to be performed in the U.S. Included in the statement of operations for the year ended December 31, 1994, is a $4.8 million credit representing reversal of the remaining unincurred portion of the restructuring charge related to IEM.

The Company estimates that restructuring actions taken in 1993 have reduced annual operating expenses by approximately $50 million, as expected, primarily in the areas of selling, product support, and product development expenses. However, the beneficial effect of these savings has been partially offset to date by the continuing decline in systems margins and by increases in certain sales and marketing expenses. Cash outlays during 1994 related to the 1993 restructuring were approximately $10 million ($1 million in 1995), which were less than anticipated, primarily for severance pay and associated personnel costs, all of which were funded by cash from operations or borrowings under credit facilities. There are no significant remaining cash requirements from the 1993 restructuring, and the Company expects no long-term adverse effects on its liquidity and sources and uses of capital.

During the second quarter of 1995, the Company undertook a second restructuring program designed to further adapt the Company's cost structure to the changed industry and market conditions described above.
The program as originally planned consisted of direct reductions in workforce, other workforce reductions through attrition, and disposition of four unprofitable business units over the twelve month period ending June 30, 1996. The program, had it been fully executed with respect to the four business units, would have provided an operating expense reduction of approximately $100 million annually on a prospective basis. Of this total anticipated annual savings, approximately $66 million was to be derived from disposition of the four business units. Subsequent to formulation of the restructuring plan, the Company determined that, based on their improved profitability outlook, future prospects, and strategic value to other business units, two of the original four business units designated for disposal (representing $45 million of the original $100 million in annual operating expense reduction) will not currently be considered for disposal. This revision to the original plan, together with adjustments relating to the final workforce reduction via attrition, has resulted in a revised total anticipated annual operating expense reduction under the June 1995 restructuring plan of approximately $50 million, if the two business units being considered for disposal are sold. Revenues and losses of the two business units that continue to be considered for disposal, both of which develop computer products for the printing and publishing industry, totaled $43 million and $7 million, respectively, for 1995, and their total assets are approximately $25 million. The Company anticipates disposal of these two business units by sale to third parties. The Company does not have committed buyers for these two business units but does not anticipate incurrence of a loss on sale of the units.

The 1995 restructuring charge totaled $6 million, primarily for employee severance pay and related costs. Approximately 450 positions were eliminated through direct reductions in workforce, with approximately 350 others eliminated through attrition. All employee groups were affected, but the majority of eliminated positions derived from the research and development, systems engineering and support, and sales and marketing areas. Cash expenditures related to the restructuring totaled $3.6 million through December 31, 1995, with an insignificant amount to be paid in 1996. The
$6 million charge is included in "Restructuring charge" in the 1995 consolidated statement of operations.

Orders. Systems orders for 1995 were $717 million, a 12% increase over the prior year after an increase of 2% in 1994 and a 23% decline in 1993. Orders in 1993 were adversely affected by product transition and general economic weakness, particularly in the Company's primary U.S. and European markets. Product transition similarly affected 1994 orders as did slower than anticipated customer acceptance of the Windows NT operating system. The Company's product transition carried over into 1995, but with growing availability of new products and gradually increasing acceptance of the Windows NT operating system, orders sequentially improved with each quarter to end the year with a 12% increase over 1994.

Geographic Regions. European orders totaled $232 million for the year, up 19% after declines of 4% and 30% in the two preceding years. The Company believes acceptance of the Windows NT operating system to be slower in Europe than in other regions in which the Company operates, but momentum was evident in the third and fourth quarters of 1995 with the winning of several large individual orders. U.S. orders, including federal government orders, totaled $353 million for the year, up 11% after a 1% increase in 1994 and a 26% decline in 1993. Weakness in the U.S. commercial market sector, primarily in the Company's indirect selling channels, was offset by stronger orders from the federal government and in the Company's U.S. divisional operations. Other international systems orders totaled $132 million, up
2% after a 12% increase in 1994 and flat orders in 1993.

NAVAIR Contract. In July 1994, the U.S. Navy awarded the Company the Naval Air Systems Command and Space and Naval Warfare Command contract ("NAVAIR and SPAWAR") to provide computer-aided design, manufacturing and engineering (CAD/CAM/CAE) systems and services for electronics and mechanical applications. The contract is an indefinite delivery, indefinite quantity
(IDIQ) contract. IDIQ contracts generally provide for the purchase of indefinite quantities of goods and services, with stated minimum and maximum amounts eligible for order, and with deliveries scheduled by placing specific orders with the vendor. Funding for other than the stated minimum quantities is obligated by each delivery order and not by the contract itself. The estimated maximum value of the NAVAIR/SPAWAR contract is $398 million, and the term of the contract is twelve years, assuming all optional annual renewals of the contract are exercised. Under the terms of the contract, the customer is obligated to purchase only $1 million in systems and services, and there can be no assurance that the Company will receive orders for the maximum value of the contract. Products and services are sold to the Navy over the term of the contract at firm, fixed prices, with escalation of certain prices allowed under certain circumstances. Given the nature of the contract, the Company cannot determine the amount of orders that will be received or anticipate the level of annual revenues over the term of the contract. Orders and revenues under this contract in 1995 were not significant to the Company's results of operations.

Soon after the original award, the NAVAIR/SPAWAR contract was formally protested by one of the losing bidders. The Company supported the efforts of the Navy in defending against the protest, and in October 1994, the Company was notified that the original award was upheld. This holding is currently being appealed through the federal court system, and the Company is awaiting the outcome of the appeals process. The Company does not expect this process to significantly delay orders and revenues under the contract.

Revenues. Total revenues for 1995 of $1.10 billion were up 5% for the year, representing the first annual increase in revenues since 1991. Revenues declined by 1% in 1994 and 11% in 1993.

Systems. Sales of Intergraph systems in 1995 were $710 million, up 7% after declines of 1% and 15% in the two preceding years. Factors previously cited as adversely affecting systems orders also affected systems revenues over the three-year period. Competitive conditions manifested in declining per unit sales prices continue to adversely affect the Company's systems revenues; workstation and server unit volume increased 22% in 1995 and 41% in 1994, while workstation and server revenue increased only 4% in each of those years. Systems revenues were flat during the first two quarters of 1995, but with the availability of new products and growing acceptance of the Company's new product strategies, grew sequentially by 12% in third quarter and by an additional 12% in fourth quarter, helping provide the Company's first quarterly profit since 1992.

Geographic Regions. U.S. systems sales, including sales to the federal government, declined by 6% in 1995 after growth of 7% in 1994 and a decline of 15% in 1993, reflecting the continuation of product transition and weakness in U.S. indirect selling channels. European sales were up 19% in 1995 on the strength of third and fourth quarter sales, after particularly weak years in 1994 (a 12% decline) and 1993 (a 23% decline) due to product transition and poor economic conditions. Other international systems sales were up 25% in 1995 after flat 1994 sales and 6% growth in 1993.
Much of the 1995 sales growth occurred in the Asia Pacific region.

Software. Sales of the Company's software declined slightly in 1995, led by MicroStation, the Company's highest volume software offering, which declined by 38% from the 1994 level (see Bentley Systems, Inc. section below), and by the Company's mechanical software applications, which declined by 23% for the year as customers await the introduction of new mechanical applications in early 1996. However, sales of the Company's mapping, plant design, utilities, electronics, and plotting software applications increased by a combined 34% to soften the effect of the loss in MicroStation and mechanical sales. In terms of broad market segments, the Company's mapping/geographic information systems, architecture/ engineering/construction, and mechanical design, engineering and manufacturing product applications continue to dominate the Company's product mix at approximately 43%, 34%, and 14%, respectively, of total systems sales in 1995, representing only a slight change in mix from the prior two years. Sales of Windows-based software represented approximately 70% of total software sales in 1995, up from approximately 50% in 1994. UNIX-based software comprised approximately 30% of total 1995 software sales, down from approximately 50% in 1994.

Federal Government Sales. Total revenue from the United States government was approximately $159 million in 1995 (15% of total revenue) versus approximately $167 million in both 1994 and 1993 (16% of total revenue in both of these years). The Company sells to the U.S. government under long-term contractual arrangements, primarily IDIQ and cost-plus award fee contracts, and through commercial sales of products not covered by long-term contracts. Approximately 45% of total federal government revenues are earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is fully anticipated that these contracts will remain in effect through their expiration, the contracts are subject to termination (with damages paid to the Company) at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

Bentley Systems, Inc. Through the end of 1994, the Company had an exclusive license agreement with Bentley Systems, Inc. (BSI), a 50%-owned affiliate of the Company, under which the Company distributed MicroStation, a software product developed and maintained by BSI and utilized in many of the Company's software applications. BSI notified Intergraph in February 1994 that, in its opinion, certain events had occurred that, under the terms of the license agreement, made the Company's license nonexclusive and, as a result, BSI could compete with Intergraph in the distribution of MicroStation and in the development and distribution of additional software products. The Company disputed that the license agreement had changed and, pursuant to the license agreement, submitted the dispute to arbitration under the rules of the American Arbitration Association. Related lawsuits were filed in February 1994 among BSI, Intergraph, and the other 50% shareholders of BSI.

In May 1994, the Company and BSI completed negotiations settling this matter and terminated all related arbitration and lawsuits then pending. Under the terms of the settlement, the Company's exclusive worldwide license to distribute MicroStation, including related financial terms, remained in effect through December 31, 1994. Effective January 1, 1995, both BSI and the Company were permitted to distribute MicroStation. The Company has a nonexclusive license to sell MicroStation via its direct sales force, and to sell MicroStation via its indirect sales channels if MicroStation is sold with other Intergraph products. In addition, effective January 1, 1995, the per copy fee payable by the Company to BSI was increased and, for 1995 only, BSI paid the Company a per copy distribution fee based on BSI's MicroStation sales to resellers.

During 1995, the Company's sales of MicroStation declined by 38% to approximately $50 million. The Company estimates that this revenue decline, together with other provisions of the settlement with BSI, adversely affected its results of operations in 1995 by approximately $17 million, or $.37 per share. Adverse financial effects of the settlement are mitigated by the Company's 50% interest in existing and incremental profits, if any, earned by BSI, and by reduction in the Company's MicroStation product marketing and support expenses, which have become the responsibility of BSI. It is possible that the Company's MicroStation sales will be further reduced, but the Company is at present unable to predict the level of MicroStation sales that will occur in future years. The Company will not receive per copy distribution fees from BSI in 1996 (such fees were $7 million in 1995), and will pay per copy fees to BSI at a 31% higher rate in 1996.

Risks and Uncertainties. In addition to those described elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company has certain business risks related to revenues earned under long-term contractual arrangements, and to its ability to obtain patents, trademarks, and copyrights on products it develops, obtain the patented technology of other companies if required as part of the Company's product offerings, and obtain third party product licenses, all of which are important to success in the industry in which the Company does business.
See Notes 1 and 12 of Notes to Consolidated Financial Statements for further discussion of these risks and uncertainties.

Maintenance and Services. Maintenance and services revenue consists of revenues from maintenance of Company systems and from Company-provided training, consulting and other services. These forms of revenue totaled $388 million in 1995, up 3% after flat revenues in 1994 and 1993. Maintenance revenues grow as the Company's installed base of systems grows. The trend in the industry toward lower priced products and longer warranty periods has reduced the rate of increase in maintenance revenue, and the Company believes this trend will continue in the future.

Pentium Processors. In late November 1994, it was disclosed that a rare problem existed with Intel's Pentium microprocessor, which is used in many of the Company's workstations and servers. The problem related to an unlikely sequence of operations that could produce a round-off error when dividing certain numbers and carrying the answer to several decimal places. The Company had shipped several thousand Pentium processor-based workstations and servers at that date.

Although the Company had no reason to believe that its customers would experience this problem, the Company in 1994 committed to a plan of replacement of all such processors in its customer base. That plan is at present approximately 80% completed. The Company's business arrangement with Intel provides warranty coverage of the Pentium microprocessor by Intel. Neither the discovery of the Pentium problem nor the replacement of the affected units significantly affected the Company's results of operations or cash flows in 1994 or 1995, and no significant effects are expected through completion of the replacement plan in 1996. All shipments of the Company's workstations and servers since January 1, 1995, have contained the corrected versions of the Pentium processor.

The Company has ceased design and production of its microprocessor. Substantially all of the Company's microprocessor needs are currently supplied by Intel. The Company does not have a fixed quantity commitment for microprocessors in its agreements with Intel, but believes it has a good relationship with Intel and is unaware of any reason that Intel might encounter difficulties in meeting the Company's microprocessor needs. Other microprocessors are available in the market, but a change by the Company from Intel to another microprocessor would significantly disrupt the Company's development and manufacturing activities and result in delayed or lost sales, which could have a significant adverse effect on the Company's results of operations and financial position.

Gross Margin.  The Company's total gross margin was 39.1% in 1995, down
1.4 points after remaining relatively stable in 1994 and declining by 5.9 points in 1993.

Margin on systems sales declined 1.6 points in 1995, 5.1 points in 1994, and 8.8 points in 1993. This decline of 15.5 points since 1992 is the result primarily of competitive pricing conditions in the industry. The rate of decline in 1995 was limited by a higher percentage of international to total systems sales (margins earned on international sales are generally higher than on domestic sales) and by the weakness of the U.S. dollar in international markets during the year.

The primary reason for the Company's lower systems margin is price competition, but systems margin may also be lowered by a stronger dollar in international markets, the effects of technological changes on the value of existing inventories, and a higher mix of federal government sales, which generally produce lower margins than commercial sales, to total systems sales. Systems margins may be improved by higher software content in the product, a weaker dollar in international markets, a higher mix of international systems sales to total systems sales, and reductions in prices of component parts, which generally tend to decline over time in the industry. The Company is unable to predict the effects that many of these factors may have, but expects continuing pressure on its systems margin due primarily to industry price competition.

The industry in which the Company competes is characterized by rapid technological change. This technological change is an important consideration in the Company's overall inventory management program, in which the Company endeavors to carry only parts and systems utilizable with the technology of its current product offerings and as spares for the contracted maintenance of systems in its installed customer base. The Company regularly estimates the degree of technological obsolescence in its inventories and provides inventory reserves on that basis. Though the Company believes it has adequately provided for any such declines in inventory value to date, any unanticipated change in technology could significantly affect the value of the Company's inventories and thereby adversely affect margins and reported results of operations.

Margin on maintenance and services revenue declined by 1.1 points in 1995 after improvements of 8.6 points and 1.3 points in the preceding two years. Improvement in 1994 was the result of changes in product strategy in 1993, in which oldest generation spare parts were revalued, resulting in lower obsolescence charges. The Company believes that the trend in the industry toward lower priced products and longer warranty periods will limit growth in maintenance revenues, which will pressure maintenance margin in the absence of corresponding cost reductions or additional consulting services revenues.

Operating Expenses (exclusive of restructuring charges and credits). Operating expenses declined by 4% in 1995, 1% in 1994, and 3% in 1993. The total number of employees of the Company declined by 8% in 1995 after 5% and 8% declines in the two preceding years.

Product development expense declined 19% in 1995 after a 14% decline in 1994 and a 7% increase in 1993. Employee headcount in the development areas has been significantly reduced over the last two years through the cessation of microprocessor design activities and through restructuring actions. In addition, new product development costs qualifying for capitalization substantially increased in 1995. Sales and marketing expense increased 2% in 1995 and 10% in 1994 after a 6% decline in 1993. The Company achieved substantial sales and marketing headcount and related expense reductions in 1995, but those gains were offset by weakness of the U.S. dollar in international locations and by expenses of pursuit of new business in the Asia Pacific region. Savings from restructuring actions in 1993 were offset in 1994 by increased costs of presales support activities and advertising and promotion costs of the Company's new product offerings. General and administrative expense declined by 2.5% in 1995, 4% in 1994, and 10% in 1993. Savings in 1993 and 1994 were the result of workforce reductions and other cost control measures, partially offset in 1994 by a $5.5 million write-off of an account receivable from a Middle Eastern customer. The expense reduction in 1995 was the result of further headcount reductions, but was limited by the weakness of the U.S. dollar in international locations and by the increasing level of business activity in the Asia Pacific region.

The Company capitalizes a portion of the cost of development of new products and amortizes those costs against revenues later generated by those products. Though the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that revenues will not materialize in amounts anticipated due to industry conditions that include intense price and performance competition, or that product lives will be reduced due to shorter product cycles. Should either of these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on product development expenses and results of operations.

Nonoperating Income and Expense. Interest expense was $4.2 million in 1995, $2.4 million in 1994, and $2.1 million in 1993. Both the Company's average outstanding debt and average rate of interest have increased over the period.

Through March 1995, the Company had interest rate swap agreements in the principal amounts of its two European floating rate mortgages (approximately $20 million for the period the agreements were outstanding). The agreements were for an original term of two years and were entered into to reduce the risk of increase in interest rates. The swap agreements expired in March 1995. Under the agreements, the Company paid a fixed rate of interest and received payment based on a variable rate of interest, and was thus exposed to market risk of potential future decreases in interest rates. The weighted average pay and receive rates of the agreements at termination in 1995 were 7.36% and 5.22%, respectively, (7.36% and 5.91%, respectively, at December 31, 1994). The agreements had an insignificant effect on the total cash flows of the Company in 1995 and 1994. The Company does no trading in this form of derivative instrument.

"Other income (expense) - net" in the consolidated statements of operations consists primarily of foreign exchange losses, other miscellaneous items of nonoperating income and expense, and nonrecurring charges other than restructuring. For 1995, the total as shown in the consolidated statement of operations consists primarily of a gain of $5 million on the sale of a subsidiary company. The 1994 amount includes a charge of $3.4 million for write-down of the Company's investments in two affiliates and a gain of $5.8 million from sale of an investment in an affiliated company. The
1993 amount includes a $3.3 million write-off of an investment in an affiliated company. Foreign exchange losses were not significant to the Company's results of operations in any of the three years ended December 31, 1995. See Impact of Currency Fluctuations and Currency Risk Management section for further details.

Income Taxes. The Company incurred a loss before income tax benefit of $45.3 million in 1995, $74.2 million in 1994, and a loss before income tax benefit and the cumulative effect of a change in method of accounting for income taxes of $172.6 million in 1993. Both the 1995 and 1994 loss generated minimal net financial statement tax benefit, as the majority of available tax benefits were exhausted with the 1993 loss or offset by tax expenses in individual profitable international subsidiaries.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The resulting change in method of accounting did not significantly affect 1993 results of operations.

Note 7 of Notes to Consolidated Financial Statements contains a reconciliation of statutory to actual income tax benefit and further details of the Company's tax position, including net operating loss carryforwards.

Operating Results, Geographic Areas. International markets, particularly Europe, continue in importance to the industry and to the Company. For 1995, sales outside the U.S. represented 54% of total revenues versus 49% in 1994 and 51% in 1993. European revenues were 36% of total revenues in 1995, 33% in 1994, and 35% in 1993. The Company's operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policies or restrictions, currency exchange fluctuations, and other factors.

The Company incurred a loss from operations of $54.1 million in 1995 (including a restructuring charge of $6 million), a loss from operations of $72.6 million in 1994 (including a credit from revision of the 1993 restructuring charge of $4.8 million), and a loss from operations of $164.6 million in 1993 (including a restructuring charge of $89.8 million). The factors that have limited the Company's revenue growth and reduced profitability over the past three years have similarly affected each of the geographic areas in which the Company does business. Product transition and declining per unit sales prices due to competitive conditions negatively impacted systems revenues throughout 1993 and 1994 and into the third quarter of 1995, when full availability of products and growing acceptance of the Windows NT operating system provided improved revenue growth, particularly outside the U.S.

The U.S. geographic region incurred a loss from operations of $12.3 million in 1995 (including a restructuring charge of $4.8 million) after an operating loss of $27.6 million in 1994 and $116.5 million in 1993 (including a restructuring charge of $55.5 million). U.S. systems revenue declined by 6% in 1995, and systems margin declined slightly, reflecting continued product transition and weakness in indirect selling channels. These negative factors were more than offset by a 17% decline in product development expense in 1995, the result of employee headcount reductions and increased development costs qualifying for capitalization.

The European geographic region incurred losses from operations of $27.7 million in 1995 (including a restructuring charge of $1 million), $33.1 million in 1994 (including a restructuring credit of $4.8 million from revision of the 1993 restructuring charge), and $43.3 million in 1993 (including a restructuring charge of $31 million). Improvement in 1995 is the result of a 19% increase in systems revenue (a portion of which relates to weakness of the U.S. dollar in Europe for most of 1995), and reduced operating expenses as the result of restructuring actions and other cost control measures. Operations from 1993 through mid-1995 were adversely affected by product transition but also by poor economic conditions, particularly in 1994, in the Company's primary German and U.K. markets.

Other international regions are comprised primarily of the Asia Pacific and Middle East regions and Canada, with the Asia Pacific region representing approximately 57% of total revenues generated in those regions in 1995 (60% in 1994). These regions incurred operating losses of $20.9 million in 1995, $17.4 million in 1994 (including the write-off of a $5.5 million Middle Eastern account receivable), and $16.8 million in 1993 (including an $8.3 million restructuring charge). The increased loss from operations in 1995 is the result of increased operating expenses incurred primarily in pursuit of new business in the Asia Pacific region. Sales of the Company's systems in these regions increased by 25% over the 1994 level.

See Note 10 of Notes to Consolidated Financial Statements for further details of operations by geographic area.

Impact of Currency Fluctuations and Currency Risk Management. Fluctuations in the value of the U.S. dollar in international markets can have a significant impact on the Company's results of operations. For 1995, approximately 54% of the Company's revenues were derived from customers outside the United States (49% for 1994 and 51% for 1993), primarily through subsidiary operations. Most subsidiaries sell to customers and incur and pay operating expenses in local currency. These local currency revenues and expenses are translated to dollars for U.S. reporting purposes. A weaker U.S. dollar will increase the level of reported U.S. dollar orders and revenues, increase the dollar gross margin, and increase reported dollar operating expenses of the international subsidiaries. During 1995, the U.S. dollar weakened on average from its 1994 level, which increased reported dollar revenues, orders, and gross margin, but also increased reported dollar operating expenses in comparison to the prior year period. The Company estimates that weakness of the U.S. dollar in its international markets, primarily Europe, improved results of operations by approximately $.22 per share in 1995. Such currency effects did not materially affect the Company's results of operations in 1994 or 1993.

The Company conducts business in all major markets outside the U.S., but the most significant of these operations with respect to currency risk are located in Europe, specifically Germany, U.K., The Netherlands, France and Spain. Primarily but not exclusively in these locations, the Company has certain currency related asset and liability exposures against which certain measures, primarily hedging, are taken to reduce currency risk. With respect to these exposures, the objective of the Company is to protect against financial statement volatility arising from changes in exchange rates with respect to amounts denominated for balance sheet purposes in a currency other than the functional currency of the local entity. The Company therefore enters into forward exchange contracts primarily related to these balance sheet items (intercompany receivables, payables, and formalized intercompany debt). Periodic changes in the value of these contracts offset exchange rate-related changes in the financial statement value of these balance sheet items. Forward exchange contracts are purchased with maturities reflecting the expected settlement dates of these balance sheet items (generally three months or less), and only in amounts sufficient to offset possible significant currency rate-related changes in the recorded values of these balance sheet items, which represent a calculable exposure for the Company from period to period. Since this risk is calculable and these contracts are purchased only in offsetting amounts, neither the contracts themselves nor the exposed foreign currency denominated balance sheet items are likely to have a significant effect on the Company's financial position or results of operations. Based on the terms of contracts outstanding and the amount of the Company's balance sheet exposures at December 31, 1995, the Company's results of operations would not be materially affected by a 10% increase or decrease in exchange rates underlying the contracts and the exposures being hedged. The Company's positions in these derivatives are continuously monitored to ensure protection against the known balance sheet exposures described above. By policy, the Company is prohibited from market speculation via such instruments and therefore does not take currency positions exceeding its known financial statement exposures, and does not otherwise trade in currencies.

At December 31, 1995, the Company had net outstanding forward exchange contracts of approximately $46 million ($41 million at December 31, 1994), maturing at various dates through January 31, 1996. The fair values of these contracts approximated original contract amounts based on the insignificant amounts the Company would pay or receive to transfer the contracts to third parties at those dates. Neither the gains and losses resulting from changes in exchange rates underlying the exposed balance sheet amounts nor the offsetting gains and losses from the Company's hedging activity were material to results of operations in 1995, 1994, or 1993.
Net negative cash flow from forward contract activity, consisting of realized gains and losses from settlement of exposed assets and liabilities at exchange rates in effect at the settlement date rather than at the time of recording, settlement of the forward contracts purchased to mitigate these exposures, and payment of bank fees on the forward contracts, was $825,000 in 1995, $1.8 million in 1994, and $5.1 million in 1993. Deferred gains and losses as of December 31, 1995 and 1994 were not significant.

See Notes 1 and 3 of Notes to Consolidated Financial Statements for further information related to management of currency risk.

Acquisitions and Dispositions. In January 1995, the Company acquired all of the outstanding stock of InterCAP Graphics Systems, Inc. for total consideration of $7.5 million, consisting of issuance of 797,931 shares of the Company's common stock and assumption of InterCAP obligations under its employee stock option plan. InterCAP is engaged in the business of designing and producing computer software systems that assist in creating, editing, converting, and presenting technical illustrations used by large manufacturing firms. The accounts and results of operations of InterCAP have been combined with those of the Company since the date of acquisition using the purchase method of accounting. The acquisition did not have a material effect on the results of operations of the Company in 1995.

In May 1995, the Company sold one of its subsidiaries at a pretax gain of $5 million ($.11 per share). The subsidiary was not significant to the Company's results of operations or financial position.

Under terms of its October 1995 revolving credit agreement, the Company is prohibited from acquisitions of or investments in other companies and from dispositions of material amounts of its assets, including business units and subsidiaries, without permission of the lending organizations.

In February 1993, the Company acquired Bestinfo, Inc. for $9.5 million in cash and other consideration. Bestinfo is a producer of merchandise advertising technology for the retail/catalog markets. The accounts and results of operations of Bestinfo have been combined with those of the Company since the date of acquisition using the purchase method of accounting.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1995, cash and short-term investments totaled $56.4 million, down $6 million from year end 1994. Cash generated from operations in 1995 was $55.4 million ($35.7 million in 1994 and $71 million in 1993), including $22.3 million in tax refunds ($34.5 million in tax refunds in 1994) resulting primarily from carryback of U.S. taxable losses to prior years.

Net cash used for investing activities totaled $78.5 million in 1995, $54.4 million in 1994, and $58.9 million in 1993. Included in investing activities were capital expenditures of $55.6 million in 1995, primarily for Intergraph products used in hardware and software development and for facilities and equipment utilized in a long-term Australian public safety contract, $68 million in 1994, and $65.4 million in 1993. Capital expenditures in 1994 and 1993 were primarily for Intergraph products used in product development activities. Other significant investing activities included expenditures of $25.4 million in 1995 and $16.6 million in 1994 for capitalizable software development costs, and $8.1 million in 1993 for business acquisitions and investments in other businesses.

Net cash generated from financing activities totaled $17.8 million in 1995 and $26.1 million in 1994 versus a net use of cash for financing activities of $18.4 million in 1993. Significant sources of cash included $8.3 million from exercise of employee stock options in 1995 and a net borrowing of $32.5 million to fund capital expenditures and restructuring charges in 1994. Cash used to purchase Company stock for the treasury totaled $10.4 million in 1994 and $29.7 million in 1993.

The Company's collection period for accounts receivable was approximately 100 days as of December 31, 1995, down by approximately 20 days from December 31, 1994. Approximately 69% of the Company's 1995 revenues were derived from the U.S. government and international customers, both of which traditionally carry longer collection periods. Slower collection periods adversely affect liquidity. The Company is experiencing slow collection periods throughout the Middle East region, particularly in Saudi Arabia. Total accounts receivable from Middle Eastern customers as of the end of 1995 was $21.5 million ($18 million at December 31, 1994). Total U.S. government accounts receivable was $54 million at December 31, 1995 ($69 million at December 31, 1994). The Company endeavors to enforce its payment terms with these and other customers, and grants extended payment terms only in very limited circumstances.

Over the last eight years, the Board of Directors of the Company has authorized the purchase of up to 20 million shares of the Company's stock in the open market. As of December 31, 1995, the Company had purchased approximately 18.8 million shares for the treasury. There were no treasury stock purchases in 1995. Under the terms of its revolving credit agreement, the Company is prohibited from further purchases of its stock in the open market without the consent of the lending organizations.

The Company expects that capital expenditures will require $40 million to $50 million in 1996, primarily for Intergraph products used in product development activity. The Company's revolving credit agreement contains certain restrictions on the level of the Company's capital expenditures.

In October 1995, the Company entered into a three-year revolving credit agreement with a group of lenders. Borrowings available under the agreement are determined by the amounts of eligible assets of the Company, as defined in the agreement, including cash, accounts receivable, inventory, and property, plant, and equipment, with maximum borrowings of $100 million. At December 31, 1995, the Company had outstanding borrowings of $15 million, and an additional $20 million of the available credit line was allocated to support letters of credit issued by the Company. Borrowings are secured by a pledge of substantially all of the Company's assets in the U.S. and Canada and, under certain circumstances, the accounts receivable of some European subsidiaries of the Company. The rate of interest on all borrowings under the agreement is, at the Company's option, the Citibank base rate of interest plus 1.75% or the Eurodollar rate plus 2.75%. The average effective rate of interest was 9.6% for the period of time in 1995 during which the Company had outstanding borrowings under the agreement.
The agreement requires the Company to pay a commitment fee of .5% annually on the average unused daily portion of the revolving credit commitment.

The revolving credit agreement contains certain financial covenants of the Company, including minimum net worth, minimum fixed charge coverage, minimum interest coverage, and maximum levels of capital expenditures and capitalized software development costs. In addition, the agreement includes restrictive covenants that limit various business transactions (including repurchases of the Company's stock, dividend payments, mergers, acquisitions of or investments in other businesses, and disposal of assets including individual businesses, subsidiaries, and divisions) and limit or prevent certain other business changes.

At December 31, 1995, the Company had $51 million in debt, primarily its short-term credit facilities, revolving credit arrangement, mortgages, and term loan, on which interest is charged under various floating rate arrangements (see Note 6 to Notes to Consolidated Financial Statements). The Company is exposed to market risk of future increases in interest rates on these loans.

The Company believes that existing cash balances, together with cash generated by operations and cash available under its revolving credit agreement, will be adequate to meet cash requirements for 1996.


FOURTH QUARTER 1995

Revenues for the fourth quarter were $301 million, up 1.5% from fourth quarter 1994. The Company had net income of $7.1 million ($.15 per share) for the quarter versus a fourth quarter 1994 loss of $18.5 million ($.41 per share). The improvement in earnings is due primarily to slightly improved margin over the same prior year period and a 14% reduction in operating expenses (excluding restructuring credits).


STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS EFFECTIVE FOR 1996

The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", effective for fiscal years beginning after December 15, 1995 (calendar year 1996 for the Company). For long-lived assets and certain identifiable intangible assets, including related goodwill, to be held and used by an entity, the Statement requires a review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, including an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss, based on comparison of carrying value to the fair value of the asset, must be recognized if the sum of the expected future cash flows is less than the carrying amount of the asset. For long-lived assets and certain identifiable intangible assets to be disposed of, the Statement requires financial statement reporting at the lower of carrying amount or fair value less cost to sell. The Company has reviewed its long-lived assets and their carrying amounts as of December 31, 1995, and does not expect application of this Statement in 1996 to significantly affect its results of operations or financial position.

The FASB has also issued Statement of Financial Accounting Standards No. 123,"Accounting For Stock-Based Compensation", effective for transactions entered into in fiscal years beginning after December 15, 1995 (calendar year 1996 for the Company). The Statement establishes financial accounting and reporting standards for stock-based employee compensation plans, including all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employee's stock, including, with respect to the Company, stock options and employee stock purchase plans.

The Statement defines a fair value based method of accounting for employee stock options, under which compensation cost is measured at the date options are granted and recognized by charges to expense over the employees' service periods (usually the vesting period), and it encourages entities to adopt that method of accounting. It also allows entities to continue to measure compensation cost using the method prescribed under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", under which compensation expense is recognized for the excess, if any, of the market price of the stock at grant date over the amount the employee must pay to acquire the stock. The Company, under the provisions of APB No. 25, recognizes no compensation expense for employee stock options when options are granted to employees at a price equal to the market price of the Company's stock at the date of grant, and recognize no compensation expense for the price discount given its employees under its employee stock purchase plan. The Company has reviewed the provisions of Statement No. 123 and elected to remain under the provisions of APB No. 25 with respect to its employee stock options that are granted at market price at date of grant, and with respect to its employee stock purchase plan. This decision will result in recognition of no compensation expense for stock options and employee stock purchases in 1996 and future years. However, in accordance with the disclosure provisions of Statement No. 123, the Company commencing in 1996 will disclose proforma basis information to reflect its net income and earnings per share had compensation expense been recognized for these items.



INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


-----------------------------------------------------------------------------
December 31,                                              1995        1994
-----------------------------------------------------------------------------
(In thousands except share and per share amounts)

Assets
 Cash and cash equivalents                              $ 56,407    $ 61,393
 Short-term investments                                      ---       1,023
 Accounts receivable, net                                324,051     344,957
 Inventories                                             111,813    	114,444
 Refundable income taxes                                   6,391      22,784
 Other current assets                                     43,190      30,097
-----------------------------------------------------------------------------
  Total current assets                                   541,852     574,698
 Investments in affiliated companies                      11,636       9,453
 Other assets                                             54,509      28,194
 Property, plant, and equipment, net                     218,048     227,273
-----------------------------------------------------------------------------
  Total Assets                                          $826,045    $839,618
=============================================================================

Liabilities and Shareholders' Equity
 Trade accounts payable                                 $ 54,352    $ 51,224
 Accrued compensation                                     51,301      47,533
 Other accrued expenses                                   72,479      69,241
 Billings in excess of sales                              63,707      79,265
 Income taxes payable                                      6,720       6,816
 Short-term debt and current
    maturities of long-term debt                          32,153      37,726
-----------------------------------------------------------------------------
  Total current liabilities                              280,712     291,805
 Deferred income taxes                                     3,881       2,088
 Long-term debt                                           37,388      23,388
-----------------------------------------------------------------------------
Total liabilities                                        321,981     317,281
-----------------------------------------------------------------------------
 Shareholders' equity:
  Common stock, par value $.10 per share --
  100,000,000 shares authorized;
  57,361,362 shares issued                                 5,736       5,736
  Additional paid-in capital                             233,940     243,295
  Retained earnings                                      408,791     454,139
  Cumulative translation adjustment                        8,650       2,458
-----------------------------------------------------------------------------
                                                         657,117     705,628
  Less --  cost of 10,501,309 treasury shares
  at December 31, 1995, and 12,576,082
  treasury shares at December 31, 1994                  (153,053)   (183,291)
-----------------------------------------------------------------------------
  Total shareholders' equity                             504,064     522,337
-----------------------------------------------------------------------------
  Total Liabilities and Shareholders' Equity            $826,045    $839,618
=============================================================================

The accompanying notes are an integral part of these consolidated financial statements.




INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

-----------------------------------------------------------------------------
Year Ended December 31,                     1995        1994          1993
-----------------------------------------------------------------------------
(In thousands except per share amounts)

Revenues
 Systems                                $  710,168  $  665,583    $  672,790
 Maintenance and services                  387,810     375,820       377,487
-----------------------------------------------------------------------------
  Total revenues                         1,097,978   1,041,403     1,050,277
-----------------------------------------------------------------------------
Cost of revenues
 Systems                                   439,502     401,515       371,157
 Maintenance and services                  228,785     217,756       251,129
-----------------------------------------------------------------------------
  Total cost of revenues                   668,287     619,271       622,286
-----------------------------------------------------------------------------

  Gross profit                             429,691     422,132       427,991

Product development                        111,587     137,247       160,294
Sales and marketing                        268,702     262,322       238,054
General and administrative                  97,507     100,031       104,459
Restructuring charge (credit)                6,040    (  4,826)       89,806
-----------------------------------------------------------------------------
  Loss from operations                    ( 54,145)   ( 72,642)     (164,622)

Interest expense                          (  4,198)   (  2,359)     (  2,097)
Interest income                              1,843       3,049         4,467
Equity in earnings (losses) of
 affiliated companies                        4,322    (  3,055)        1,027
Other income (expense) -- net                6,830         816      ( 11,325)
-----------------------------------------------------------------------------
  Loss before income tax benefit
   and cumulative effect of change
   in accounting for income taxes         ( 45,348)   ( 74,191)     (172,550)

Income tax benefit                             ---       3,971        54,008
-----------------------------------------------------------------------------
  Loss before cumulative effect of
   change in accounting for income
   taxes                                  ( 45,348)   ( 70,220)     (118,542)

Cumulative effect as of January 1, 1993,
  of change in method of accounting
  for income taxes                             ---         ---         2,500
-----------------------------------------------------------------------------
  Net loss                               $( 45,348)  $( 70,220)    $(116,042)
=============================================================================
Loss per share:
Loss before cumulative effect of
 change	in accounting for income
 taxes                                   $(    .98)  $(   1.56)    $(   2.56)
Cumulative effect of change in
 accounting for	income taxes                   ---         ---           .05
-----------------------------------------------------------------------------
  Net loss per share                     $(    .98)  $(   1.56)    $(   2.51)
=============================================================================
Weighted average shares outstanding         46,077      44,860        46,199
=============================================================================

The accompanying notes are an integral part of these consolidated financial statements.



INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------
Year Ended December 31,                         1995        1994       1993
------------------------------------------------------------------------------
(In thousands)

Cash provided by (used for):
Operating Activities:
  Net loss                                 $( 45,348)  $( 70,220)  $(116,042)
  Adjustments to reconcile net loss to net
  cash provided by operating activities:
    Cumulative effect of change in method
      of accounting for income taxes             ---         ---    (  2,500)
    Depreciation and amortization             80,157      73,640      85,124
    Non-cash portion of restructuring
      charge (credit)                          2,449      (4,826)     79,565
    Deferred income tax expense (benefit)      3,175      15,625     (20,348)
    Collection of income tax refunds          22,264      34,472      10,697
    Gains on sales of subsidiary and
      investment in affiliated company      (  5,024)   (  5,815)        ---
    Equity in (earnings) losses of
      affiliated companies                  (  4,322)      3,055    (  1,027)
    Write-off of investments in affiliated
      companies                                  ---       3,361       3,273
    Net changes in current assets and
      liabilities                              2,041    ( 13,610)     32,224
-----------------------------------------------------------------------------
    Net cash provided by operating activities 55,392      35,682      70,966
-----------------------------------------------------------------------------

Investing Activities:
  Net decrease in short- and long-term
    securities investments                       ---         ---      12,376
  Purchases of securities                        ---    ( 86,620)        ---
  Sales and maturities of securities           1,000     118,441         ---
  Proceeds from sale of subsidiary             6,434         ---         ---
  Purchase of property, plant, and
    equipment                               ( 55,639)   ( 67,967)   ( 65,414)
  Capitalized software development costs    ( 25,370)   ( 16,584)   (  9,735)
  Investments in other businesses, and
    business acquisitions net of cash
    acquired                                     ---    (    770)   (  8,057)
  Repayment of loan by affiliated company        ---         ---       6,994
  Other                                     (  4,934)   (    913)      4,917
-----------------------------------------------------------------------------
    Net cash used for investing activities  ( 78,509)   ( 54,413)   ( 58,919)
-----------------------------------------------------------------------------

Financing Activities:
  Gross borrowings                            65,652      44,609       8,236
  Debt repayment                            ( 59,800)   ( 12,138)   (  2,097)
  Proceeds of employee stock purchases         3,716       4,019       4,409
  Proceeds of exercise of stock options        8,267         ---         829
  Acquisition of treasury stock                  ---    ( 10,379)   ( 29,734)
-----------------------------------------------------------------------------
    Net cash provided by (used for)
      financing activities                    17,835      26,111    ( 18,357)
-----------------------------------------------------------------------------
Effect of exchange rate changes on cash          296    (  1,963)   (  4,908)
-----------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                               (  4,986)      5,417    ( 11,218)
Cash and cash equivalents at beginning
  of year                                     61,393      55,976      67,194
-----------------------------------------------------------------------------
Cash and cash equivalents at end of year   $  56,407   $  61,393  $   55,976
=============================================================================

The accompanying notes are an integral part of these consolidated financial statements.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


------------------------------------------------------------------------------------------------------------------------------
                                      Common Stock         Treasury Stock    Additional              Cumulative         Total
                                                                               Paid-in    Retained   Translation Shareholders'
                                    Shares   Amount       Shares    Amount     Capital    Earnings   Adjustment        Equity
------------------------------------------------------------------------------------------------------------------------------
(In thousands except share amounts)

Balance at January 1, 1993         57,361,362  $5,736  (9,803,371) $(160,035)  $250,549   $640,401      $212       $736,863
Treasury shares acquired                  ---     ---  (2,805,000)  ( 29,734)       ---        ---       ---       ( 29,734)
Shares issued under employee
 stock purchase plan                      ---     ---     494,462      7,656    ( 3,247)       ---       ---          4,409
Shares issued upon exercise of
 stock options                            ---     ---     107,082      1,692    (   863)       ---       ---            829
Translation adjustments                   ---     ---         ---        ---        ---        ---   (10,570)      ( 10,570)
Recognition of net cumulative
 translation loss resulting
 from restructuring                       ---     ---         ---        ---        ---        ---     2,752          2,752
Other                                     ---     ---         ---        ---        203        ---       ---            203
Net loss for the year                     ---     ---         ---        ---        ---   (116,042)      ---       (116,042)
-----------------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1993      57,361,362   5,736 (12,006,827)  (180,421)   246,642    524,359   ( 7,606)       588,710

Treasury shares acquired                  ---     --- ( 1,080,000)  ( 10,379)       ---        ---       ---       ( 10,379)
Shares issued under employee
 stock purchase plan                      ---     ---     510,625      7,508     (3,489)       ---       ---          4,019
Translation adjustments                   ---     ---         ---        ---        ---        ---    10,064         10,064
Other                                     ---     ---         120          1        142        ---       ---            143
Net loss for the year                     ---     ---         ---        ---        ---   ( 70,220)      ---        (70,220)
-----------------------------------------------------------------------------------------------------------------------------
 Balance at December 31, 1994      57,361,362   5,736 (12,576,082)  (183,291)   243,295    454,139     2,458        522,337

Shares issued under employee
 stock purchase plan                      ---     ---     358,687      5,228     (1,512)       ---       ---          3,716
Shares issued upon exercise of
 stock options                            ---     ---     836,469     12,192     (3,881)       ---       ---          8,311
Shares issued upon purchase of a
 business                                 ---     ---     797,931     11,630     (4,130)       ---       ---          7,500
Translation adjustments                   ---     ---         ---        ---        ---        ---     6,192          6,192
Other                                     ---     ---      81,686      1,188        168        ---       ---          1,356
Net loss for the year                     ---     ---         ---        ---        ---    (45,348)      ---        (45,348)
------------------------------------------------------------------------------------------------------------------------------
  Balance  at December 31, 1995    57,361,362  $5,736 (10,501,309) $(153,053)  $233,940    $408,791   $8,650       $504,064
==============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.



INTERGRAPH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995


NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES.
Basis of Presentation: The consolidated financial statements include the accounts of Intergraph Corporation and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and determine the disclosure of contingent assets and liabilities, if any. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from the resolution currently expected by management and on which the financial statements are based.

The Company's business is principally in one industry segment - the development, manufacturing, marketing, and service of interactive computer graphics systems. Graphics workstations, servers, and peripheral hardware manufactured by the Company and others are combined with operating systems developed by others and application-specific software programs developed by the Company and third-party applications software developers. The Company's hardware products and integrated software applications are used for computer-aided design, manufacturing, and engineering, mapping and geographic information services, electronic publishing, and technical information management in technical fields such as utilities, facilities management, architecture, engineering, construction, mechanical and electronics design, and mapping and geographic information systems. The Company's products are sold worldwide, with United States and European revenues representing approximately 82% of the total for 1995. See Note 10.

Cash Equivalents and Short-Term Investments: The Company's excess funds are generally invested in short-term, highly liquid, interest-bearing securities, which may include short-term municipal bonds, time deposits, money market preferred stocks, commercial paper, and U.S. government securities. The Company's investment policy limits the amount of credit exposure to any single issuer of securities. All cash equivalents and short-term investments are stated at fair market value based on quoted market prices. Investments with original maturities of three months or less are considered to be cash equivalents for purposes of financial statement presentation.

The Company's investments in debt securities are valued at fair market value with any unrealized gains and losses due to market value changes reported as a component of shareholders' equity, net of tax. Interest on these securities is included in "Interest income" in the consolidated statements of operations.

At December 31, 1995 and 1994, the Company held various debt securities with a fair market value of $27,241,000 and $32,780,000 at those respective dates. These investment securities, all of which were within three months of maturity at those dates, are included in "Cash and cash equivalents" and "Short-term investments" in the consolidated balance sheets.

Gross realized gains and losses on securities sold during the years ended December 31, 1995 and 1994, were not significant. There were no unrealized holding gains or losses at December 31, 1995 or 1994.


Inventories: Inventories are stated at the lower of average cost or market and are summarized as follows:

--------------------------------------------------------
December 31,                        1995        1994
--------------------------------------------------------
(In thousands)

Raw materials                   $ 36,336    $ 29,734
Work-in-process                   25,037      35,617
Finished goods                    17,140      14,198
Service spares                    33,300      34,895
--------------------------------------------------------
Totals                          $111,813    $114,444
========================================================

The industry in which the Company competes is characterized by rapid technological change. This technological change is an important consideration in the Company's overall inventory management program, in which the Company endeavors to carry only parts and systems utilizable with the technology of its current product offerings and as spares for the contracted maintenance of systems in its installed customer base. The Company regularly estimates the degree of technological obsolescence in its inventories and provides inventory reserves on that basis. Though the Company believes it has adequately provided for any such declines in inventory value to date, any unanticipated change in technology could significantly affect the value of the Company's inventories and thereby adversely affect gross margins and reported results of operations.

Investments in Affiliated Companies: Investments in companies in which the Company has the ability to influence operations or finances, generally 20%- to 50%-owned companies, are accounted for by the equity method. Investments in companies in which the Company does not exert such influence, generally in less than 20%-owned companies, are accounted for by the cost method.

Property, Plant, and Equipment: Property, plant, and equipment, summarized below, is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

------------------------------------------------------------------------
December 31,                                         1995      1994
------------------------------------------------------------------------
(In thousands)

Land and improvements                            $ 15,256  $ 14,950
Buildings and improvements                        152,759   147,632
Equipment, furniture, and fixtures                354,654   349,702
------------------------------------------------------------------------
                                                  522,669   512,284
Allowances for depreciation and amortization     (304,621) (285,011)
------------------------------------------------------------------------
Totals                                           $218,048  $227,273
========================================================================

See Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which will become effective for the Company's calendar year 1996. The Company does not expect adoption of this new accounting standard to significantly affect its 1996 results of operations.

Treasury Stock: Treasury stock is accounted for by the cost method. The Board of Directors of the Company has authorized the purchase of up to 20,000,000 shares of the Company's common stock in the open market. From the initial authorization in 1987 through the end of 1995, the Company had purchased approximately 18,800,000 shares for the treasury. Further purchases of treasury stock are restricted by terms of the Company's revolving credit agreement (see Note 6). Treasury stock activity is presented in the consolidated statements of shareholders' equity.

Revenue Recognition: Revenues from systems sales with no significant post-shipment obligations are recognized as equipment and software are shipped, with any post-shipment costs accrued at that time. Revenues on systems sales with significant post-shipment obligations are recognized by the percentage-of-completion method with progress to completion measured on the basis of labor costs incurred currently versus the total estimated cost of performing the contract over its term, and other factors. The total amount of revenues to be earned under these contracts is generally fixed by contractual terms. The Company regularly reviews its progress on these contracts and revises the estimated costs of fulfilling its obligations.
Due to uncertainties inherent in the estimation process, it is possible that completion costs will be further revised on some of the Company's long-term contracts, which could delay revenue recognition and decrease the gross margin to be earned on these contracts. Any losses identified in the review process are recognized in full in the period in which determined.

Revenues from certain contracts with the U.S. government, primarily cost-plus award fee contracts, are recognized monthly as costs are incurred and fees are earned under the contracts. Maintenance and services revenues are recognized ratably over the lives of the maintenance contracts or as services are performed.

Billings may not coincide with the recognition of revenue. Unbilled accounts receivable occur when revenue recognition precedes billing to the customer and arise primarily from commercial sales with predetermined billing schedules, U.S. government sales with billing at the end of a performance period, and U.S. government cost-plus award fee contracts. Billings in excess of sales occur when billing to the customer precedes revenue recognition, and arise primarily from maintenance revenue billed in advance of performance of the maintenance activity and systems revenue recognized on the percentage-of-completion method.

Product Development Costs: The Company capitalizes certain costs of computer software development incurred after the technological feasibility of the product has been established. Such capitalized costs are amortized over a two-year period on a straight-line basis. Amortization expense included in "Cost of revenues - Systems" in the consolidated statements of operations amounted to $14,697,000 in 1995, $11,278,000 in 1994, and
$8,409,000 in 1993. The unamortized balance of capitalized software development costs, included in "Other assets" in the consolidated balance sheets, totaled $27,005,000 and $16,068,000 at December 31, 1995 and 1994,
respectively.

Although the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that revenues expected to be generated by these development activities will not materialize in amounts anticipated due to industry conditions that include intense price and performance competition, or that product lives will be reduced due to shorter product cycles. Should either of these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on product development expenses and results of operations.

Foreign Currency Exchange and Translation: Local currencies are the functional currencies for the Company's European subsidiaries. The U.S. dollar is the functional currency for all other international subsidiaries. Foreign currency gains and losses resulting from remeasurement or settlement of receivables and payables denominated in a currency other than the functional currency, together with gains and losses and fees paid in connection with the Company's forward exchange contracts, are included in "Other income (expense) - net" in the consolidated statements of operations. Such gains and losses were not significant to the Company's results of operations in any of the three years ended December 31, 1995. Translation gains and losses resulting from translation of subsidiaries' financial statements from the functional currency into dollars for U.S. reporting purposes and foreign currency gains and losses resulting from remeasurement of intercompany advances of a long-term investment nature are included in the "Cumulative translation adjustment" component of shareholders' equity.

Derivative Financial Instruments: Derivatives utilized by the Company consist of forward exchange contracts and interest rate swap agreements.

Realized and unrealized gains and losses on forward exchange contracts are recognized as offsets to gains and losses resulting from the underlying hedged transactions in the period in which exchange rates change. Bank fees charged on the contracts are amortized over the period of the contract.

The Company accounts for its interest rate swaps as hedges of its debt obligations. The difference in amounts paid and received under the contracts is accrued and recognized as an adjustment to interest expense on the debt. Deferred gains related to terminated interest rate swap agreements, which are not significant to the Company's results of operations, are amortized to interest expense over the remaining terms of the agreements.

Amounts payable to or receivable from counterparties related to derivative financial instruments are included in "Other accrued expenses" or "Other current assets" in the consolidated balance sheets. These amounts were not significant at December 31, 1995 or 1994. Cash flows from derivative financial instruments are classified in the consolidated statements of cash flows consistent with the cash flows from the assets and liabilities being hedged.

See Note 3 for further details of the Company's derivative financial instruments.

Stock Option and Employee Stock Purchase Plans: Stock options may be granted to employees at fair market value or at a price less than fair market value at the date of grant. No compensation expense is recognized for options granted at fair market value. Expense associated with grants at less than fair market value, equal to the difference in fair market value at the date of grant and exercise price, is recognized over the vesting period of the options.

Employees purchase stock of the Company at 85% of the closing market price of the Company's stock as of the last pay date of each calendar month.
No compensation expense is recognized for the difference in price paid by employees and the fair market value of the Company's stock at the date of purchase.

See Management's Discussion and Analysis of Financial Condition and Results of Operations for a discussion of the provisions of Statement of Financial Accounting Standards No. 123, "Accounting For Stock-Based Compensation", which will become effective for the Company's calendar year 1996. As allowed by this Statement, the Company will not change its accounting policy for stock otpions and employee stock purchases.

Income Taxes: Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which changed the Company's method of accounting for income taxes from the deferred method to an asset and liability approach. The provision for income taxes includes Federal, foreign, and state income taxes currently payable or refundable and income taxes deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. See Note 7.

Net Loss Per Share: Net loss per share is computed using the weighted average number of common and equivalent common shares outstanding. Stock options are the only common stock equivalent. See Note 8.


NOTE 2 -- RESTRUCTURING.
1995 Charge. During the second quarter of 1995, the Company undertook a second restructuring plan designed to further adapt the Company's cost structure to changed industry and market conditions (see discussion of these conditions and the 1993 plan below). The program as originally planned consisted of direct reductions in workforce, other workforce reductions through attrition, and disposition of four unprofitable business units over the twelve-month period ending June 30, 1996. Subsequent to formulation of the restructuring plan, the Company determined that, based on their improved profitability outlook, future prospects, and strategic value to other business units, two of the original four business units designated for disposal will not currently be considered for disposal. Revenues and losses of the two business units that continue to be considered for disposal, both of which develop computer products for the printing and publishing industry, totaled $43 million and $7 million, respectively, for 1995, and their total assets are approximately $25 million. The Company at present anticipates disposal of these two business units by sale to third parties. The Company does not have committed buyers for these two business units but does not anticipate incurrence of a loss on sale of the units.

The 1995 restructuring charge totaled $6,040,000, primarily for employee severance pay and related costs. Approximately 450 positions were eliminated through direct reductions in workforce, with approximately 350 others eliminated through attrition. All employee groups were affected, but the majority of eliminated positions derived from the research and development, systems engineering and support, and sales and marketing areas. Cash expenditures related to the restructuring totaled $3.6 million through December 31, 1995, with an insignificant amount to be paid in 1996. The charge is included in "Restructuring charge" in the 1995 consolidated statement of operations.

1993 Charge. During late 1992 and 1993, the Company made several changes in its product, sales, and manufacturing strategies designed to make the Company more competitive in its industry and economic environment, and took actions based on those decisions that resulted in a before-tax charge to 1993 earnings of $89,806,000 ($61,697,000 after related tax benefit, or $1.34 per share). Industry conditions considered by the Company in its decisions included the trend toward higher performance, lower priced products and intense competition that have resulted in lower gross margins in the industry and for the Company, shorter product cycles, and development and support of software standards that have resulted in less specific hardware and software dependencies by customers. Changes in strategy included closure over the course of 1994 of the Company's European manufacturing and distribution facility (IEM) and consolidation of worldwide manufacturing and distribution activities in the U.S., cessation of the design and manufacture of the Company's microprocessor that resulted in closure of the Company's Advanced Processor Division at the end of 1994, porting of the Company's technical software applications to a new operating system (Microsoft Corporation's Windows NT), and the offering of a new hardware platform based on Intel Corporation microprocessors.

The Company's 1993 restructuring plan has been completed substantially as planned, with the exception of disposition of the IEM facility as described below. Cash outlays during 1994 and 1995 related to the 1993 restructuring were $10 million and $1 million, respectively, which were less than anticipated, primarily for severance pay and associated personnel costs. There are no significant remaining cash requirements related to the 1993 plan.

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

The phased closure of IEM was completed during the third quarter of 1994.
In the fourth quarter of 1994, the Company determined that it would utilize a portion of this facility as a distribution center for Europe beginning in early 1995. All manufacturing activity continues to be performed in the U.S. In 1994, the Company reversed the remaining unincurred portion of the 1993 restructuring charge related to IEM ($4,826,000) as the result of lower severance costs than originally anticipated.

Revaluation of Assets Due to New Product Strategy: The portion of the restructuring charge related to revaluation of assets was comprised of $35,300,000 to retire spares inventory and $20,800,000 to write-off goodwill recognized on previous acquisitions and write-off investments in less than 20%-owned companies, all as a result of the diminished value of these assets due to the Company's new product strategy and transition.

Restructure of Electronics Business: The Company continued in 1993 to restructure and position its electronics business in an effort to focus activity on growth areas and further integrate its DAZIX unit, acquired in December 1990, with the Company's existing electronics business. The $6,121,000 restructuring charge in 1993 consisted of severance pay, facilities consolidation expenses, and write-off of goodwill from related acquisitions and investments in companies offering complementary products.


NOTE 3 -- FINANCIAL INSTRUMENTS.
Information related to the Company's financial instruments other than cash equivalents and short-term investments is summarized below.

Short- and Long-Term Debt: The balance sheet carrying amounts of the Company's floating rate debt (approximately $51,000,000 at December 31,
1995) consisting of loans under various short-term credit facilities, a revolving credit agreement, mortgages, and a term loan (see Note 6), approximate fair market values since interest rates on the debt adjust periodically to reflect changes in market rates of interest. The Company is exposed to market risk of future increases in interest rates on these loans. The carrying amounts of fixed rate debt approximate fair market values based on current interest rates for debt of the same remaining maturities and character.

Forward exchange contracts: The Company has certain currency related asset and liability exposures related to its international operations against which certain measures, primarily hedging, are taken to reduce currency risk. The Company conducts business in all major markets outside the U.S., but the most significant of these operations with respect to currency risk are located in Europe, specifically Germany, U.K., The Netherlands, France, and Spain. With respect to these exposures, the objective of the Company is to protect against financial statement volatility arising from changes in exchange rates with respect to amounts denominated for balance sheet purposes in a currency other than the functional currency of the local entity. The Company enters into forward exchange contracts primarily related to these balance sheet items (intercompany receivables, payables, and formalized intercompany debt). Periodic changes in the value of these contracts offset exchange rate related changes in the financial statement value of these balance sheet items. Forward exchange contracts are purchased with maturities reflecting the expected settlement dates of these balance sheet items, which are generally less than three months. The Company is prohibited by policy from taking currency positions exceeding its known balance sheet currency exposures and from otherwise trading in currencies.

The Company had outstanding net forward exchange contracts of $46,344,000 and $41,030,000 at December 31, 1995 and 1994, respectively. Such amounts approximated the Company's currency related asset and liability exposures at those dates. The table below summarizes in U.S. dollars the face amounts of these contracts by major currency. For purposes of presentation, foreign currency amounts are translated to dollars at the rates in effect at each balance sheet date. "Sell" amounts represent the U.S. dollar equivalent of commitments to sell currencies and "buy" amounts represent the U.S. dollar equivalent of commitments to purchase currencies.

---------------------------------------------------------------------------
December 31,                    1995                       1994
---------------------------------------------------------------------------
                                     Net Forward                Net Forward
                                       Contract                   Contract
                        Sell    Buy    Position    Sell     Buy   Position
---------------------------------------------------------------------------
(In thousands)

German mark           $19,919  $2,016  $17,903   $12,743      ---   $12,743
U.S. dollar               451     ---      451     6,200   $5,200     1,000
Italian lira            8,055     302    7,753     4,859      ---     4,859
French franc            6,831     ---    6,831     3,824    1,120     2,704
Dutch guilder             ---     ---      ---     3,600      ---     3,600
Belgian franc           3,550     345    3,205     2,944      ---     2,944
Other currencies       15,169   4,968   10,201    13,180      ---    13,180
---------------------------------------------------------------------------
Totals                $53,975  $7,631  $46,344   $47,350   $6,320   $41,030
===========================================================================

Based on the terms of outstanding forward exchange contracts and the amount of the Company's balance sheet exposure at December 31, 1995 and 1994, the Company's results of operations would not be materially affected by a 10% increase or decrease in exchange rates underlying the contracts and the exposures hedged. Cash requirements of forward exchange contracts are limited to receipt of an amount equal to the exchange gain or payment of an amount equal to the exchange loss at the contract settlement date, and payment of bank fees related to the contracts. Net negative cash flow from forward contract activity, consisting of realized gains and losses from settlement of exposed assets and liabilities at exchange rates in effect at the settlement date rather than at the time of recording, settlement of the forward contracts purchased to mitigate the exposures, and payment of bank fees on the forward contracts, was $825,000 in 1995, $1,800,000 in 1994, and $5,100,000 in 1993.

Interest rate swap agreements: During 1994 and through March 1995, the Company had interest rate swap agreements in the principal amounts of its two European floating rate mortgages (approximately $20,000,000 for that period). The agreements were for an original term of two years and expired in March 1995. The Company paid a fixed rate of interest and received a variable rate of interest based on the Amsterdam Interbank Offering Rate (AIBOR), and was thus exposed to market risk of future decreases in AIBOR. The weighted average pay and receive rates of the agreements at termination in 1995 were 7.36% and 5.22%, respectively, (7.36% and 5.91%, respectively, at December 31, 1994). The weighted average receive rate was based on the rate in effect at the balance sheet date. Cash requirements of the agreements, which were not significant, were limited to the differential between the fixed rate paid and the variable rate received. The Company does no trading in this form of derivative instrument.

The fair market values of the Company's forward exchange contracts and interest rate swap agreements were determined by obtaining quotes from banks, and are expressed in terms of amounts the Company would receive or pay should the Company's obligations under the instruments be transferred to a third party at the reporting date. The fair values of the Company's forward exchange contracts and interest rate swap agreements approximate the original contract amounts on that basis.


NOTE 4 -- SUPPLEMENTARY CASH FLOW INFORMATION.
Changes in current assets and liabilities, net of the effects of business acquisitions and divestitures and restructuring charges, in reconciling net loss to net cash provided by operations are as follows:

--------------------------------------------------------------------------
                                 Cash Provided By (Used For) Operations
Year Ended December 31,              1995         1994         1993
--------------------------------------------------------------------------
(In thousands)

(Increase) decrease in:
 Accounts receivable               $27,440     $(20,738)      $17,801
 Inventories                         7,474        8,331        36,805
 Refundable income taxes           ( 5,759)     (19,596)      (39,818)
 Other current assets              (16,172)     ( 6,905)        9,459
Increase (decrease) in:
 Trade accounts payable              2,720        8,013         9,460
 Accrued compensation and other
   accrued expenses                  3,276      (   836)      ( 1,569)
 Billings in excess of sales       (16,670)      14,824         4,287
 Income taxes payable              (   268)       3,297       ( 4,201)
--------------------------------------------------------------------------
Net changes in current assets
   and liabilities                 $ 2,041     $(13,610)      $32,224
==========================================================================

Cash payments for income taxes totaled $4,837,000, $4,588,000, and $4,201,000 in 1995, 1994, and 1993, respectively. Cash payments for interest in those years totaled $4,149,000, $2,413,000, and $2,252,000, respectively.

Investing and financing transactions in 1995 that did not require cash included acquisition of a business for total consideration of $7,500,000 consisting of issuance of 797,931 shares of the Company's common stock and the granting of stock options on 148,718 of the Company's shares to employees of the acquired company (see Note 9). There were no significant non-cash investing and financing transactions in 1994 or 1993.


NOTE 5 -- ACCOUNTS RECEIVABLE.
Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Historically, the Company has not experienced significant losses related to trade receivables from individual customers or from groups of customers in any geographic area, with the exception of the 1994 write-off of a $5,500,000 receivable from a Middle Eastern customer. The Company's total accounts receivable from Middle Eastern customers at December 31, 1995 and 1994 was $21,500,000 and $18,000,000, respectively.

Revenues from the U.S. government were $159,273,000 in 1995, $166,955,000 in 1994, and $165,655,000 in 1993, representing 15% of total revenues in 1995 and 16% of total revenues in 1994 and 1993. At December 31, 1995 and 1994, accounts receivable from the U.S. government was $54,000,000 and $69,000,000, respectively. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity and cost-plus award fee contracts, and through commercial sales of products not covered by long-term contracts. Approximately 45% of total federal government revenues are earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is fully anticipated that these contracts will remain in effect through their expiration, the contracts are subject to termination (with damages paid to the Company) at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

Included in accounts receivable are unbilled amounts of $75,800,000 and $70,400,000 at December 31, 1995 and 1994, respectively.

The Company maintained reserves for uncollectible accounts, included in Accounts Receivable in the consolidated balance sheets at December 31, 1995 and 1994, of $20,399,000 and $20,309,000, respectively.


NOTE 6 -- DEBT AND LEASES.
Short- and long-term debt is summarized as follows:

-------------------------------------------------------------
December 31,                           1995          1994
-------------------------------------------------------------
(In thousands)

Short-term credit facilities         $ 1,432       $18,617
Revolving credit agreement            15,000        15,003
Term loan                             21,607           ---
Long-term mortgages                   12,626        20,000
Other secured debt                    13,946           ---
Other                                  4,930         7,494
-------------------------------------------------------------
Total debt                            69,541        61,114
Less amounts payable within one year  32,153        37,726
-------------------------------------------------------------
Total long-term debt                 $37,388       $23,388
=============================================================

In October 1995, the Company entered into a three-year revolving credit agreement with a group of lenders. Borrowings available under the agreement are determined by the amounts of eligible assets of the Company, as defined in the agreement, including cash, accounts receivable, inventory, and property, plant, and equipment, with maximum borrowings of $100 million. Borrowings are secured by a pledge of substantially all of the Company's assets in the U.S. and Canada and, under certain circumstances, the accounts receivable of some European subsidiaries of the Company. At December 31, 1995, the Company had outstanding borrowings of $15,000,000, and approximately $20 million of the available credit line was allocated to support letters of credit issued by the Company. The rate of interest on all borrowings under the agreement is, at the Company's option, the Citibank base rate of interest plus 1.75% or the Eurodollar rate plus 2.75%. The weighted average interest rate on combined debt outstanding under short-term credit arrangements and revolving credit agreements for 1995 and 1994 was 10.4% and 6.8%, respectively. The agreement requires the Company to pay a commitment fee of .5% annually on the average unused daily portion of the revolving credit commitment.

The revolving credit agreement contains certain financial covenants of the Company, including minimum net worth, minimum fixed charge coverage, minimum interest coverage, and maximum levels of capital expenditures and capitalized software development costs. In addition, the agreement includes restrictive covenants that limit various business transactions (including repurchases of the Company's stock, dividend payments, mergers, acquisitions of or investments in other businesses, and disposal of assets including individual businesses, subsidiaries, and divisions) and limit or prevent certain other business changes.

The Company's previous $50 million revolving credit agreement with a bank enabled the Company to borrow funds on a revolving basis until May 31, 1995. All amounts due under the agreement were paid in full at that time.

In August 1995, the Company entered into a term loan agreement with an Australian bank totaling 35 million Australian dollars (approximately $26 million). The loan is payable in varying installments through August 2002 and bears interest at the bank's variable short-term lending rate, which ranged from 7.5% to 8.2% in 1995. Certain assets and approximately $7,500,000 in letters of credit are pledged as security under the loan agreement. The loan agreement contains certain financial covenants of the Company and its Australian subsidiary, including minimum net worth and minimum interest coverage.

The Company has two long-term mortgages on certain of its European facilities. Prior to refinancing in December 1995 and January 1996, the mortgages were payable in varying installments through the year 2017 and bore interest at the floating Amsterdam Interbank Offering Rate (AIBOR), which ranged from 3.9% to 5.7% in 1995 and from 5.2% to 6.5% in 1994.
The refinanced mortgages are payable in varying installments through the year 2010 and bear interest at the floating AIBOR rate plus 1%. During 1993, the Company entered into two-year interest rate swap agreements in the amounts of the mortgages to reduce the risk of increases in interest rates, effectively converting the interest rates on these mortgages to a fixed rate of 7.4%. The agreements expired in first quarter 1995.

Other secured debt consists of debt to various financial institutions payable in varying installments through 1999 and secured by certain internally used computer equipment. The weighted average interest rate on this debt for 1995 was 11.3%.

See Note 3 for discussion of fair values of the Company's debt and interest rate swap agreements.

The Company leases various property, plant, and equipment under operating leases as lessee. Rental expense for operating leases was $38,175,000 in 1995, $38,628,000 in 1994, and $41,668,000 in 1993. Subleases and
contingent rentals are not significant. Future minimum lease payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

------------------------------------------------------------------
                                        Operating
                                    Lease Commitments
------------------------------------------------------------------
(In thousands)

1996                                     $28,144
1997                                      20,527
1998                                      13,009
1999                                       7,698
2000                                       5,527
Thereafter                                24,817
------------------------------------------------------------------
Total future minimum lease payments      $99,722
==================================================================

NOTE 7 -- INCOME TAXES.
The components of loss before income taxes are as follows:

--------------------------------------------------------------------------
Year Ended December 31,                 1995         1994          1993
--------------------------------------------------------------------------
(In thousands)

U.S.                                $(17,779)     $(26,330)   $(115,025)
International                        (27,569)      (47,861)    ( 57,525)
--------------------------------------------------------------------------
Total loss before income taxes      $(45,348)     $(74,191)   $(172,550)
==========================================================================

Income tax benefit consists of the following:
--------------------------------------------------------------------------
Year Ended December 31,                 1995          1994          1993
--------------------------------------------------------------------------
(In thousands)

Current benefit (expense):
  Federal                            $  5,257       $19,931       $32,460
  State                               (     6)       (  132)          900
  International                       ( 2,076)       (  203)          300
---------------------------------------------------------------------------
                                        3,175        19,596        33,660
---------------------------------------------------------------------------
Deferred benefit (expense):
  Federal                             ( 2,685)      (14,775)       16,429
  State                                   ---           ---           200
  International                       (   490)      (   850)        3,719
---------------------------------------------------------------------------
                                      ( 3,175)      (15,625)       20,348
---------------------------------------------------------------------------
Total income tax benefit                  ---        $ 3,971      $54,008
===========================================================================

"Refundable income taxes" included in the consolidated balance sheets consist primarily of the benefit of losses carried back to prior years for U.S. federal income tax return purposes.

Deferred income taxes included in the Company's balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax return purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

---------------------------------------------------------------------------
December 31,                                        1995            1994
---------------------------------------------------------------------------
(In thousands)

Current Deferred Tax Assets (Liabilities):
 Inventory reserves                                $13,901        $12,194
 Vacation pay and other employee benefit accruals    6,413          7,005
 Other financial statement reserves, primarily
   allowance for doubtful accounts                   9,078          6,875
 Profit on uncompleted sales contracts
   deferred for tax return purposes                ( 8,686)       (13,826)
 Other current tax assets and liabilities, net       4,331          3,876
----------------------------------------------------------------------------
                                                    25,037         16,124
 Less asset valuation allowance                    (21,209)       (14,911)
----------------------------------------------------------------------------
 Total net current asset   (1)                       3,828          1,213
----------------------------------------------------------------------------

Noncurrent Deferred Tax Assets (Liabilities):
 Net operating loss and tax credit carryforwards:
   U.S. federal and state                           29,577         15,377
   International operations                         28,964         24,874
 Depreciation                                      ( 8,632)       (10,047)
 Other noncurrent tax assets and liabilities, net  (10,487)       ( 2,033)
----------------------------------------------------------------------------
                                                    39,422         28,171
 Less asset valuation allowance                    (43,303)       (30,259)
----------------------------------------------------------------------------
 Total net noncurrent liability                    ( 3,881)       ( 2,088)
----------------------------------------------------------------------------
Net deferred tax liability                        $(    53)      $(   875)
============================================================================

(1) Included in "Other current assets" in the consolidated balance sheets.

The valuation allowance for deferred tax assets, which consists primarily of reserves against the tax benefit of net operating loss carryforwards, increased by $19,342,000 in 1995 due to the incurrence of additional losses that may be carried forward, the future tax benefits of which cannot be assured. If realized, these tax benefits will be applied to reduce income tax expense in the year realized.

Net operating loss carryforwards are available to offset future earnings within the time periods specified by law. At December 31, 1995, the Company had a U.S. federal net operating loss carryforward of approximately $48,000,000 expiring in 2009 and 2010. International net operating loss carryforwards total approximately $85,000,000 and expire as follows:

--------------------------------------------------------
                                  International
                                Net Operating Loss
December 31, 1995                 Carryforwards
--------------------------------------------------------
(In thousands)

Expiration:
3 years or less                      $11,000
4 to 5 years                          12,000
6 to 10 years                         10,000
Unlimited carryforward                52,000
--------------------------------------------------------
Total                                $85,000
========================================================

Additionally, the Company has $3,500,000 of U.S. alternative minimum tax credit carryforwards which have no expiration date. U.S. research and development tax credit carryforwards of $5,300,000 are available to offset regular tax liability through 2010.

A reconciliation from income tax benefit at the U.S. federal statutory tax rate of 35% to the Company's income tax benefit is as follows:

----------------------------------------------------------------------------
Year Ended December 31,                           1995      1994       1993
----------------------------------------------------------------------------
(In thousands)

Income tax benefit at federal statutory rate    $15,872    $25,967   $60,393
Research and development tax credit                 ---        ---     3,400
Benefit from Foreign Sales Corp. (FSC)              905      1,689     1,415
Tax effects of international operations, net    ( 8,629)   ( 9,836)  (13,933)
Tax effects of reorganization of certain
  international subsidiaries                        ---        ---     6,200
State income taxes, net of federal tax benefit      ---    (    86)      754
Non-deductible goodwill amortization                ---        ---   ( 3,290)
Tax effect of U.S. tax loss carried forward     (10,967)   ( 3,804)      ---
Tax effect of U.S. tax credits carried forward      ---    ( 7,900)      ---
Other - net                                       2,819    ( 2,059)  (   931)
-----------------------------------------------------------------------------
Income tax benefit                                  ---    $ 3,971   $54,008
=============================================================================

The Company does not provide for federal income taxes or tax benefits on the undistributed earnings or losses of its international subsidiaries because earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. At December 31, 1995, the Company had not provided federal income taxes on earnings of individual international subsidiaries of approximately $46,000,000. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in the various international jurisdictions. Determination of the related amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation.
Withholding taxes of approximately $2,600,000 would be payable if all previously unremitted earnings as of December 31, 1995, were remitted to the U.S. company.

Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this Statement, tax liabilities are provided in the financial statements at tax rates known to be in effect in the future years in which items of income and expense currently deferred for tax return purposes become includable in the tax return, rather than at rates in effect in the year of deferral. Since the Company had historically provided taxes at rates higher than the reduced tax rates now in effect, it was required to reduce deferred tax liabilities to reflect current tax rates, which resulted in an increase in 1993 income (shown as the cumulative effect of a change in accounting principle in the consolidated statement of operations) of $2,500,000 or $.05 per share. The change in method did not significantly affect the Company's effective rate of tax for 1993.


NOTE 8 -- EMPLOYEE STOCK OPTION AND BENEFIT PLANS.
The Company has reserved a total of 3,000,000 shares of common stock to grant as options to key employees under the 1992 stock option plan. Options may be granted at fair market value or at a price less than fair market value on the date of grant. Options are not exercisable prior to twenty-four months from the date of grant or later than ten years after the date of grant.

At December 31, 1995, 1,258,927 shares were available for future grants. A summary of activity in the Company's stock option plan is presented below.

-----------------------------------------------------------------------------
Year Ended December 31,                        1995       1994        1993
-----------------------------------------------------------------------------
Options outstanding at beginning of year   1,260,637   1,408,925    1,574,087
  Granted                                  1,392,718      70,000      345,004
  Exercised                                ( 836,469)        ---     (107,082)
  Cancelled                                (  38,582)   (218,288)    (403,084)
-----------------------------------------------------------------------------
Options outstanding at end of year         1,778,304   1,260,637    1,408,925
=============================================================================

Options exercisable at end of year           160,171     598,814      538,602
=============================================================================
Option prices per share:
  Granted                                $ .90-11.13  $     9.50  $9.00-12.25
  Exercised                                .90-12.00         ---   7.56-11.00
  Cancelled                                .90-11.00  9.25-15.13   7.56-27.25
Options outstanding at end of year         .90-16.00  7.88-16.00   7.88-16.00
Options exercisable at end of year         .90-16.00  7.88-16.00  11.00-15.13
=============================================================================

Options granted during 1995 at a price of $.90 per share were the result of a business acquisition (see Note 9) in which the Company assumed the acquired company's total shares and price obligations under existing stock option plans. All other option grants by the Company during 1995 were at the fair market value of the Company's stock at date of grant.

Under the 1995 Employee Stock Purchase Plan, 3,200,000 shares of common stock were made available for purchase through a series of five consecutive annual offerings each June beginning June 1, 1995. In order to purchase stock, each participant may have up to 10% of his or her pay, not to exceed $25,000 in any offering period, withheld through payroll deductions. All full-time employees, except members of the Administrative Committee of the Plan, are eligible to participate. The purchase price of each share is 85% of the closing market price of the Company's common stock on the last pay date of each calendar month. Employees purchased 358,687, 510,625, and 494,462 shares of stock in 1995, 1994, and 1993, respectively, under the 1995 and predecessor Plans.

In 1975, the Intergraph Corporation Stock Bonus Plan was established to provide retirement benefits to substantially all U.S. employees. Effective January 1, 1987, the Company amended the Plan to qualify it as an employee stock ownership plan (ESOP). The Company makes contributions to the Plan in amounts determined at the discretion of the Board of Directors, and the contributions are funded with Company stock. Amounts are allocated to the accounts of participants based on compensation. Benefits are payable to participants subject to the vesting provisions of the Plan. The Company did not make a contribution to the Plan in 1995, 1994, or 1993.

In 1990, the Company established the Intergraph Corporation SavingsPlus Plan, an employee savings plan qualified under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. employees.
Employees can elect to contribute up to 15% of their compensation to the Plan. The Company matches 50% of employee contributions up to 6% of each employee's compensation. Company contributions to the Plan were $5,886,000, $6,169,000, and $5,993,000 in 1995, 1994, and 1993, respectively.

The Company also maintains various retirement benefit plans for employees of its international subsidiaries, primarily defined contribution plans that cover substantially all employees. Contributions to the plans are made in cash and are allocated to the accounts of participants based on compensation. Benefits are payable based on vesting provisions contained in each plan. Contributions to the plans were $3,856,000, $3,331,000, and $2,928,000, in 1995, 1994, and 1993, respectively.


NOTE 9 -- ACQUISITIONS AND DIVESTITURES.
In January 1995, the Company acquired all of the outstanding stock of InterCAP Graphics Systems, Inc. for total consideration of $7,500,000 consisting of issuance of 797,931 shares of the Company's common stock and assumption of InterCAP's obligations under employee stock option plans. InterCAP is engaged in the business of designing and producing computer software systems that assist in creating, editing, converting and presenting technical illustrations used by large manufacturing firms. The accounts and results of operations of InterCAP have been combined with those of the Company since the date of acquisition using the purchase method of accounting. Had the combination occurred January 1, 1994, the Company's revenues, net loss, and net loss per share would not have been materially affected for either the year ended December 31, 1994 or 1995.

In May 1995, the Company sold one of its subsidiaries at a gain of $5,024,000 ($.11 per share). The subsidiary was not significant to the Company's results of operations. The gain is included in "Other income (expense) - net" in the consolidated statement of operations.

In February 1993, the Company acquired Bestinfo, Inc. for $9,500,000 in cash and other consideration. Bestinfo is a producer of merchandise advertising technology for the retail/catalog markets. The accounts and results of operations of Bestinfo have been combined with those of the Company since the date of acquisition using the purchase method of accounting.

NOTE 10-- OPERATIONS BY GEOGRAPHIC AREA.
International markets, particularly Europe, continue in importance to the industry and to the Company. The Company's operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policies or restrictions, currency exchange fluctuations, and other factors.

The following summary of operations by geographic area includes both sales to unaffiliated customers and intercompany transfers between geographic areas. Transfers between geographic areas are accounted for under a transfer pricing policy. Loss from operations by geographic areas reflects these transfers.

-------------------------------------------------------------------------
Year Ended December 31,                   1995        1994        1993
-------------------------------------------------------------------------
(In thousands)

Revenues
United States:
 Unaffiliated customers - U.S.        $  500,295  $  526,082  $  514,399
 Unaffiliated customers - export          49,035      38,908      36,017
 Consolidated subsidiaries               217,171     199,663     185,673
--------------------------------------------------------------------------
                                         766,501     764,653     736,089
--------------------------------------------------------------------------
Europe:
 Unaffiliated customers                  390,715     344,579     371,313
--------------------------------------------------------------------------
Other International:
 Unaffiliated customers                  157,933     131,834     128,548
 U.S. parent                               3,022       2,620       2,994
--------------------------------------------------------------------------
                                         160,955     134,454     131,542
--------------------------------------------------------------------------
Eliminations -- net                    ( 220,193)  ( 202,283)  ( 188,667)
--------------------------------------------------------------------------
Total revenues                        $1,097,978  $1,041,403  $1,050,277
==========================================================================

Loss From Operations
United States                         $(  12,261) $(  27,640) $( 116,500)
Europe                                 (  27,663)  (  33,147)  (  43,262)
Other International                    (  20,905)  (  17,403)  (  16,782)
Eliminations -- net                        6,684       5,548      11,922
--------------------------------------------------------------------------
Total loss from operations            $(  54,145) $(  72,642) $( 164,622)
==========================================================================

Identifiable Assets
United States                         $  558,446  $  586,041  $  612,370
Europe                                   248,459     239,649     224,011
Other International                      131,439     109,459     103,168
Eliminations -- net                    ( 112,299)  (  95,531)  (  84,220)
--------------------------------------------------------------------------
Total identifiable assets             $  826,045  $  839,618  $  855,329
==========================================================================

Loss from operations in 1993 includes restructuring charges of $55,500,000 in the U.S., $30,900,000 in Europe, and $8,300,000 in Other International. Loss from operations in 1994 includes a restructuring credit (reversal of the unincurred portion of the 1993 restructuring charge) of $4,800,000 in Europe. Loss from operations in 1995 includes restructuring charges of $4,778,000 in the U.S., $978,000 in Europe, and $284,000 in Other
International.


NOTE 11 -- RELATED PARTY TRANSACTIONS.
Bentley Systems, Inc.: Through December 31, 1994, the Company had an exclusive license agreement with Bentley Systems, Inc. (BSI), a 50%-owned affiliate of the Company, under which the Company distributed MicroStation, a software product developed and maintained by BSI and utilized in many of the Company's software applications. Under this agreement, the Company paid royalties to BSI based on its sales of MicroStation. Royalties expense totaled $21,820,000 in 1994 and $18,085,000 in 1993. At December 31, 1994,
amounts due to BSI totaled $5,821,000.

Effective January 1, 1995, the Company's license agreement became nonexclusive. Under the new agreement, the Company has the right to sell MicroStation via its direct sales force, and to sell MicroStation via its indirect sales channels if MicroStation is sold with other Intergraph products. In addition, effective January 1, 1995, the per copy fee payable by the Company to BSI was increased and, for 1995 only, BSI paid the Company a per copy distribution fee based on BSI's MicroStation sales to resellers. See Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion of the settlement with BSI and its effects on the Company.

The Company's purchases from BSI totaled $39,329,000, and the per copy distribution fees payable by BSI to the Company totaled $7,414,000 in 1995. At December 31, 1995, amounts due from BSI or for which the Company holds the right to delivery of BSI products totaled $13,000,000.

Loan Program for Executive Officers: In order to encourage retention of Company stock by executive officers, the Company adopted a loan program effective January 1993, under which executive officers may borrow from the Company, on an unsecured basis, an amount not exceeding (1) the current market value of the common stock of the Company owned by any such executive officer, and/or (2) the net value (current market price less exercise price) of currently exercisable stock options owned by any such executive officer. Interest on the loans is charged monthly at the prevailing prime rate. Amounts must be repaid by the earliest to occur of termination of employment, the attainment of a designated market price for the Company's stock or the sale of a certain number of shares by loan recipients, or May 1, 1996. At December 31, 1995 and 1994, James W. Meadlock, Chief Executive Officer and Chairman of the Board of the Company, was indebted to the Company in the amounts of $5,165,000 and $4,778,000, respectively, under the program.


NOTE 12 -- RISKS AND UNCERTAINTIES.
In addition to those described in Notes 1, 3, 5, 6, and 10, the Company has risks related to its business and economic environment as described below.

The Company has ceased design and production of its microprocessor. Substantially all of the Company's microprocessor needs are currently supplied by Intel Corporation. The Company does not have a fixed quantity commitment for microprocessors in its agreements with Intel, but believes it has a good relationship with Intel and is unaware of any reason that Intel might encounter difficulties in meeting the Company's microprocessor needs. Other microprocessors are available in the market, but a change by the Company from Intel to another microprocessor would significantly disrupt the Company's development and manufacturing activities and result in delayed or lost sales, which could have a significant adverse effect on the Company's results of operations and financial position.

The Company develops its own graphics, data management, and applications software as part of its continuing product development activities. The Company has standard license agreements with Microsoft Corporation for use and distribution of the Windows NT operating system and with UNIX Systems Laboratories for use and distribution of the UNIX operating system. The license agreements are perpetual and allow the Company to sublicense the operating systems software upon payment of required sublicensing fees. The Company also has an extensive program for the licensing of third-party application and general utility software for use on systems and workstations.

The Company owns and maintains a number of registered patents and registered and unregistered copyrights, trademarks, and service marks. The patents and copyrights held by the Company are the principal means by which the Company preserves and protects the intellectual property rights embodied in the Company's hardware and software products. Similarly, trademark rights held by the Company are used to preserve and protect the goodwill represented by the Company's registered and unregistered trademarks.

As industry standards proliferate, there is a possibility that the patents of others may become a significant factor in the Company's business. Personal computer technology is widely available, and many companies are attempting to develop patent positions concerning technological improvements related to personal computers and workstations. At present, it does not appear that the Company will be prevented from using the technology necessary to compete successfully, since patented technology is typically available in the industry under royalty-bearing licenses or patent cross-licenses, or the technology can be purchased on the open market. Any increase in royalty payments or purchase costs would increase the Company's costs of manufacture, however, and it is possible that some key improvement necessary to compete successfully in markets served by the Company may not be available.

An inability to retain significant third party license rights in particular the Microsoft license, to protect the Company's copyrights, trademarks, and patents, or to obtain any required patent rights of others through licensing or purchase could significantly reduce the Company's revenues and adversely affect its results of operations.


NOTE 13 -- SHAREHOLDER RIGHTS PLAN.
On August 25, 1993, the Company's Board of Directors adopted a Shareholder Rights Plan. As part of this plan, the Board of Directors declared a distribution of one common stock purchase right (a "Right") for each share of the Company's common stock outstanding on September 7, 1993. Each Right entitles the holder to purchase from the Company one common share at a price of $50, subject to adjustment. The Rights are not exercisable until the occurrence of certain events related to a person or a group of affiliated or associated persons acquiring, obtaining the right to acquire, or commencing a tender offer or exchange offer, the consummation of which would result in beneficial ownership by such a person or group of 15% or more of the outstanding common shares of the Company. Rights will also become exercisable in the event of certain mergers or an asset sale involving more than 50% of the Company's assets or earnings power. Upon becoming exercisable, each Right will allow the holder, except the person or group whose action has triggered the exercisability of the Rights, to either buy securities of Intergraph or securities of the acquiring company, depending on the form of the transaction, having a value of twice the exercise price of the Rights. The Rights trade with the Company's common stock. The Rights are subject to redemption at the option of the Board of Directors at a price of $.01 per Right until the occurrence of certain events, and are exchangeable for the Company's common stock at the discretion of the Board of Directors under certain circumstances. The Rights expire on September 7, 2003.


NOTE 14 -- SUMMARY OF QUARTERLY INFORMATION -- UNAUDITED.

-----------------------------------------------------------------------------
Quarter Ended                     March 31    June 30    Sept. 30    Dec. 31
-----------------------------------------------------------------------------
(In thousands except per share amounts)

Year ended December 31, 1995:
Revenues                          $257,329    $260,167    $279,231  $301,251
Gross profit                        98,148     101,387     105,972   124,184
Net income (loss)                  (22,472)    (21,958)    ( 8,049)    7,131
Net income (loss) per share        (   .49)    (   .48)    (   .17)      .15
Weighted average shares
  outstanding                       45,601      45,929      46,146    46,616

Year ended December 31, 1994:
Revenues                          $240,073    $242,395    $262,225  $296,710
Gross profit                        97,369     103,544     104,013   117,206
Net loss                           (14,047)    (20,164)    (17,496)  (18,513)
Net loss per share                 (   .31)    (   .45)    (   .39)  (   .41)
Weighted average shares
  outstanding                       45,353      44,842      44,559    44,695
=============================================================================

Second quarter 1995 losses were increased by a restructuring charge of $.16 per share and reduced by an $.11 per share gain on the sale of a subsidiary. Fourth quarter 1995 earnings were increased by a $.03 per share reversal of a portion of the restructuring charge recognized in second quarter 1995.

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



REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Intergraph Corporation


We have audited the accompanying consolidated balance sheets of Intergraph Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intergraph Corporation and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                         /s/ Ernst & Young LLP

Birmingham, Alabama
January 31, 1996



DIVIDEND POLICY

The Company has never declared or paid a cash dividend on its common stock. It is the present policy of the Company's Board of Directors to retain all earnings to finance the Company's operations. In addition, payment of dividends is restricted by the Company's revolving credit agreement.

PRICE RANGE OF COMMON STOCK

Since April 1981, Intergraph common stock has traded on The NASDAQ Stock Market under the symbol INGR. As of January 31, 1996, there were 46,889,138 shares of common stock outstanding, held by 6,229 shareholders of record. The following table sets forth, for the periods indicated, the high and low sale prices of the Company's common stock as reported on The NASDAQ Stock Market.

-------------------------------------------------------------------------
                                   1995                     1994
Period                       High        Low          High       Low
-------------------------------------------------------------------------
First Quarter              $14 3/8    $  8 1/8      $11 1/4    $ 8 7/8
Second Quarter              14          10           10 1/4      8 3/4
Third Quarter               13          10 7/8       11          8 5/8
Fourth Quarter              18 1/2      11 5/8        9 1/8      7 3/8
=========================================================================

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

ANNUAL MEETING

The annual meeting of Intergraph Corporation will be held May 16, 1996, at the Corporate offices in Huntsville, Alabama.



                   BOARD MEMBERS AND OFFICERS


BOARD OF DIRECTORS                   VICE PRESIDENTS

James W. Meadlock                    Thomas G. Baybrook
Chief Executive Officer and
Chairman of the Board                Edward J. Blaum

Roland E. Brown                      Klaas Borgers
Director
                                     Edward F. Boyle
Larry J. Laster
Executive Vice President             Coleman P. Callaway
and Director
                                     Roger O. Coupland
Nancy B. Meadlock
Executive Vice President             Anthony B. Crawford
and Director
                                     Jeffrey H. Edson
Keith H. Schonrock Jr.
Director                             Graeme J. Farrell

James F. Taylor Jr.                  Milford B. French
Executive Vice President,
President, Intergraph Public         Jeffrey P. Heath
Safety, and Director
                                     Fred D. Heddens
Robert E. Thurber
Executive Vice President             Rune Kahlbom
and Director
                                     William H. McClure

EXECUTIVE VICE PRESIDENTS            Winston P. Newton

Wade C. Patterson                    John R. Owens
President, Intergraph Computer
Systems
                                     Robert Patience
William E. Salter
President, Intergraph Federal        John W. Wilhoite
Systems

Tommy D. Steele
President, Intergraph Software       TREASURER
Solutions

                                     James H. Dorton

Lawrence F. Ayers Jr.
                                     SECRETARY
Richard S. Buchheim
                                     John R. Wynn
Penman R. Gilliam

Neil E. Keith

Stephen J. Phillips

Kenneth C. Sullivan

Edward A. Wilkinson

Allan B. Wilson

Manfred Wittler