Form 10-K405, Exhibit 13
period 1996-12-31
INTERGRAPH CORP
filed 1997-03-26
CIK 351145

Five Year Financial Summary

----------------------------------------------------------------------------
                            1996       1995       1994       1993       1992
----------------------------------------------------------------------------
(In thousands except per share amounts)

Revenues              $1,095,333 $1,097,978 $1,041,403 $1,050,277 $1,176,661
Restructuring
  charge (credit)            ---      6,040    ( 4,826)    89,806      4,418
Nonrecurring
  operating charges       10,545        ---        ---        ---        ---
Gains on sales of
  investments in
  affiliates              11,173      6,493      5,815        ---        ---
Net income (loss)        (69,112)   (45,348)   (70,220)  (116,042)     8,442
Net income (loss)
  per share              (  1.46)   (   .98)   (  1.56)  (   2.51)       .18
Working capital          230,804    261,140    282,893    348,756    430,974
Total assets             756,347    826,045    839,618    855,329    986,663
Total debt                65,644     69,541     61,114     26,606     21,887
Shareholders' equity     447,263    504,064    522,337    588,710    736,863


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


INTRODUCTION

The following summarized financial data sets forth the results of operations of the Company for the three year period ended
December 31, 1996. The complete consolidated financial statements of the Company, including footnote disclosures, are presented on pages 23 to 44 of this annual report.

---------------------------------------------------------------
                                         1996    1995    1994
---------------------------------------------------------------
(In millions except per share amounts)

Revenues                               $1,095  $1,098  $1,041
Cost of revenues                          692     668     619
---------------------------------------------------------------
Gross profit                              403     430     422

Operating expenses                        461     478     500
Restructuring charge (credit)             ---       6   (   5)
Nonrecurring operating charges             11     ---     ---
---------------------------------------------------------------
Loss from operations                    (  69)  (  54)  (  73)

Gains on sales of investments
 in affiliates                             11       7       6
All other income (expense) - net        (   8)      2   (   7)
---------------------------------------------------------------
Loss before income taxes                (  66)  (  45)  (  74)

Income tax benefit (expense)            (   3)    ---       4
---------------------------------------------------------------
Net loss                               $(  69) $(  45) $(  70)
===============================================================
Net loss per share                     $(1.46) $( .98) $(1.56)
===============================================================

RESULTS OF OPERATIONS

Summary. The industry in which the Company competes continues to be characterized by rapidly changing technologies, a move to higher performance, lower priced product offerings, intense price and performance competition, shorter product cycles, and development and support of software standards that result in less specific hardware and software dependencies by customers.

Strategic Decisions. Beginning in late 1992, the Company made strategic decisions regarding its operating systems and hardware architecture that were designed to better position the Company to effectively compete under the industry conditions described above. At the end of 1994, the Company completed a two year development effort to port its technical software applications to Microsoft Corporation's Windows NT operating system, and to make Windows NT available on Intergraph workstations. The effect of this effort has been to expand the availability of the Company's workstations and software applications to Windows-based computing environments not previously addressed by the Company, including the availability of Intergraph software applications operating across a variety of both the Intergraph hardware architecture and the hardware architectures of other vendors that use the Windows NT operating system. In addition, the transition from a proprietary hardware architecture to that of Intel Corporation was substantially completed during this same period. Sales of Windows-based software represented 48% of the Company's software revenues in 1994 and grew to 70% in 1995 and 78% in 1996. Intel-based systems represented 74% of hardware unit sales in 1994, 95% in 1995, and 99% in 1996.

Operating Results. Industry conditions and changes in operating system and hardware architecture strategies resulted in a transition period for the Company characterized by revenues that declined from 1992 through 1994, by restructuring charges in 1993 and 1995, and by annual net losses from 1993 through 1995. Although the Company substantially completed its operating system and hardware architecture transition in 1995, revenue to date associated with resulting new product offerings has not met expectations, and gross margin on product sales has continued to decline due primarily to price competition in the industry.

The Company continues to believe its operating system and hardware architecture strategies will prove to be the correct choices. However, to achieve profitability, the Company must substantially increase sales volume while continuing to control cost. The Company believes that industry trends toward higher performance and lower priced products, intense competition, and rapidly changing technology will continue, and that improvement in its operating results will depend on its ability to accurately anticipate customer requirements and technological trends and to rapidly and continuously develop and deliver new hardware and software products that are competitively priced, deliver enhanced performance, and meet customer requirements for standardization and interoperability. In addition, while the Company believes the industry is accepting Windows NT, and that it will become the dominant operating system in the markets served by the Company, acceptance of this system by customers has been slower than anticipated, and the timing of such acceptance is unpredictable, since adoption of any new operating system requires considerable effort and expense. Competing operating systems are available in the market, and several competitors of the Company offer or are adopting Windows NT as the operating system for their products. There can be no assurance that the Windows NT operating system will become dominant in the markets served by the Company or that the Company's operating system and hardware strategies will result in the restoration of profitability.

Restructuring and Nonrecurring Operating Charges. The strategic decisions described above led to actions that resulted in an $89.8 million ($1.34 per share) charge to earnings in 1993. The 1993 restructuring plan and resulting charge consisted of direct workforce reductions, elimination or restructuring of certain business operations, and revaluation of certain assets as the result of new product strategies. The plan was completed in 1994 substantially as planned, with the exception of disposition of the Company's European manufacturing and distribution facility (IEM), which continues to be utilized as a distribution center for Europe. Included in the statement of operations for the year ended December 31, 1994, is a $4.8 million credit representing reversal of the remaining unincurred portion of the restructuring charge related to IEM. Cash outlays during 1994 related to the 1993 restructuring were approximately $10 million, all of which were funded by cash from operations or borrowings under credit facilities. Cash outlays in 1995 were insignificant.

During the second quarter of 1995, the Company undertook a second restructuring plan designed to further adapt the Company's cost structure to the changing industry and market conditions described above. The plan as originally conceived consisted of direct reductions in workforce, other workforce reductions through attrition, and disposition of four unprofitable business units over the twelve month period ended June 30, 1996. The 1995 plan, had it been fully executed with respect to the four business units, was expected to provide an operating expense reduction of approximately $100 million annually on a prospective basis. Of this total anticipated annual savings, approximately $66 million was to be derived from disposition of the four unprofitable business units.

During the fourth quarter of 1996, the Company determined that two of the four business units included in the original 1995 plan should be retained based on their improving future prospects and strategic value to other business units. The Company has terminated this plan effective December 31, 1996. However, it will continue to seek buyers for the two remaining business units. Revenues and losses of the two units held for sale totaled $24 million and $16 million, respectively, for 1996, $43 million and $7 million for 1995, and $43 million and $16 million for 1994. Assets of the units totaled $14 million and $26 million at December 31, 1996 and 1995, respectively. The Company estimates that its operating expenses have been reduced by approximately $35 million annually as a result of employee headcount reductions under the 1995 plan.

The 1995 restructuring charge totaled $6 million, primarily for employee severance pay and related costs. Approximately 450 positions were eliminated through direct reductions in workforce, with approximately 350 others eliminated through attrition. All employee groups were affected, but the majority of eliminated positions derived from the research and development, systems engineering and support, and sales and marketing areas. Cash outlays related to the restructuring totaled $3.6 million in 1995, funded by cash from operations and borrowings under credit facilities. Cash required in 1996 to fund the 1995 plan was insignificant. The $6 million charge is included in "Restructuring charge (credit)" in the 1995 consolidated statement of operations.

In 1996, the Company incurred a nonrecurring operating charge of $10.5 million, consisting of a $7.2 million revaluation of the assets of the two noncore business units held for sale and a $3.3 million write-off of deferred financing costs due to early termination of the Company's revolving credit agreement with a group of lenders. See "Liquidity and Capital Resources, Term Loan and Revolving Credit Agreements" below for further discussion of the Company's refinancing. The $10.5 million charge is included in "Nonrecurring operating charges" in the 1996 consolidated statement of operations.

Litigation and Other Risks and Uncertainties. The Company's business is subject to risks and uncertainties, including those described below.

The Company is the 50% owner of Bentley Systems, Inc. (BSI), the developer and owner of MicroStation, a software product utilized in many of the Company's software applications and for which the Company serves as a nonexclusive distributor. The Company's business relationship with BSI is the subject of two arbitration proceedings. In December 1995, the Company commenced an arbitration proceeding against BSI with the American Arbitration Association, Philadelphia, Pennsylvania, alleging that BSI inappropriately and without cause terminated a contractual arrangement between BSI and the Company. In response, BSI in January 1996, filed a counterclaim against the Company seeking significant damages as the result of the Company's alleged failure to use best efforts to sell software support services pursuant to terms of the contractual arrangement terminated by BSI. In March 1996, BSI commenced arbitration against the Company alleging that the Company failed to properly account for and pay to BSI certain royalties on the sale of BSI software products by the Company, and seeking unspecified damages. This matter is currently pending with the American Arbitration Association, Atlanta, Georgia. The Company denies that it has breached any of its contractual obligations to BSI and is defending vigorously in both proceedings, but at present is unable to predict the outcome of the proceedings. Separately, the Company has engaged an investment banking firm to value and sell its ownership interest in BSI. At present, the investment banking firm is not actively pursuing a buyer due to disagreement between the Company and BSI regarding due diligence information to be supplied to potential buyers. See "Revenues" section below for further details relative to the Company's business relationship with BSI, its sales of MicroStation, and the financial effects on the Company of changes in the business relationship.

The Company filed a legal action in August 1995, in the U.S. District Court of Alabama, Northeast Division, seeking to dissolve and wind up its business arrangement with Zydex, Inc. (Zydex), a company with which it jointly developed its plant design software application ("PDS"), and seeking an order allowing the Company to continue the business of that arrangement without further responsibility or obligation to Zydex. In response, Zydex filed a counterclaim against the Company in November 1995, alleging wrongful dissolution of the business relationship and seeking both sole ownership of PDS and significant compensatory and punitive damages. The Company denies and is defending these allegations vigorously, but at present is unable to predict the outcome of the proceedings. The Company's sales of PDS products during the year ended December 31, 1996 were approximately $36 million.

The Company has certain business risks related to revenues earned under long-term contractual arrangements, and to its ability to obtain patents, trademarks, and copyrights on products it develops, obtain the patented technology of other companies if required as part of the Company's product offerings, and obtain third party product licenses, all of which are important to success in the industry in which the Company does business. See Notes to Consolidated Financial Statements for further discussion of these risks and uncertainties.

Substantially all of the Company's microprocessor needs are currently supplied by Intel. The Company does not have a fixed quantity commitment for microprocessors in its agreements with Intel, but believes it has a good relationship with Intel and is unaware of any reason that Intel might encounter difficulties in meeting the Company's microprocessor needs for the long term. Other microprocessors are available in the market, but a change by the Company from Intel to another microprocessor would significantly disrupt the Company's development and manufacturing activities and result in delayed or lost sales, which would have a significant adverse effect on the Company's results of operations and financial position.


Orders. Systems orders for 1996 were $723 million, a 1% increase over the prior year after increases of 12% and 2% in 1995 and 1994, respectively. Product transition adversely affected 1994 orders as did slower than anticipated customer acceptance of the Windows NT operating system. The Company's product transition carried over into 1995, but with growing availability of new products and slowly increasing acceptance of the Windows NT operating system, orders sequentially improved with each quarter to end the year with a 12% increase over 1994. Orders for the Company's systems in 1996 were characterized by heavier demand for the Company's hardware product offerings but with offsetting softer demand for its software products. The Company introduced several new hardware and software products during 1996. New software and certain of the new hardware products did not generate significant orders or revenues during the year. Initial releases of the Company's new software products were delayed until late in the year and contained certain performance problems. The Company believes these problems have been resolved in subsequent releases of the products which began in the fourth quarter of 1996. In addition, the Company believes these products are now well positioned within the marketplace and that increased orders and revenues for these products should occur in 1997.

New Products. In late 1995, the Company announced its Jupiter technology, a Windows-based component software architecture that is the foundation of many new computer-aided-design/computer-aided-manufacturing/computer-aided-engineering
(CAD/CAM/CAE) and geographic information systems (GIS) applications software products under development by the Company. The first two products built on Jupiter technology began shipping in mid-1996. Initial orders for these products have not met Company expectations and have not contributed substantially to 1996 revenues.

During 1996, the Company introduced a complete line of workstations and servers for the high end marketplace based on Intel's Pentium Pro microprocessor. In addition, the Company introduced a new add-in 3D graphics card which delivers workstation class 3D graphics to the Pentium- or Pentium Pro-based personal computer. These products began shipping at various times throughout 1996. The Company believes these products have been well accepted, are now well positioned in the marketplace, and that sales of these products should increase with full year availability for 1997.

Geographic Regions. International orders totaled $396 million for the year, an increase of 9% after increases of 12% and 2% in 1995 and 1994, respectively. Asia Pacific orders totaled $112 million in 1996, an increase of 45%, after decreasing 7% in 1995 and increasing 22% in 1994. Growth in that region in 1996 was due in large part to orders for the Company's public safety products and related consulting services. European orders totaled $221 million, a 5% decline from the prior year after a 19% increase in 1995 and a 4% decline in 1994. European orders for 1995 were strong as a result of winning several large individual orders in the third and fourth quarters of that year. U.S. orders, including federal government orders, totaled $327 million for the year, down 7% after increases of 11% and 1% in the two preceding years. The decline in U.S. orders results primarily from a decrease in orders in one of the Company's noncore business units held for sale. Excluding this business unit, U.S. orders for the year were flat with the prior year.

Revenues. Total revenues for 1996 were $1.1 billion, flat with the previous year after a 5% increase in 1995 and a 1% decline in 1994.

Systems. Sales of Intergraph systems in 1996 were $726 million, up 2% after a 7% increase in 1995 and a 1% decline in 1994. Factors previously cited as adversely affecting systems orders also affected systems revenues over the three year period. Competitive conditions manifested in declining per unit sales prices continue to adversely affect the Company's systems revenues; workstation and server unit volume increased 42% in 1996, 22% in 1995, and 41% in 1994, while workstation and server revenue increased only 18% in 1996 and 4% in each of the two preceding years.

Geographic Regions. U.S. systems sales, including sales to the federal government, increased by 2% in 1996 after a decline of 6% in 1995 and an increase of 7% in 1994. Growth in U.S. systems sales was depressed in 1996 by a revenue decline in one of the Company's noncore business units held for sale. Excluding this business unit, U.S. sales growth was 7% in 1996. In 1995, U.S. systems sales were negatively impacted by the continuation of product transition and weak demand in U.S. indirect selling channels. European sales were down 6% in 1996 as a result of weak demand for the Company's software products, after growth of 19% in 1995 and a 12% decline in 1994. Asia Pacific systems sales were up 25% after increases of 22% in 1995 and 7% in 1994.

Software. Sales of the Company's software applications declined by 9% in 1996 after a 4% decline in 1995 and relatively flat sales in 1994. Declines in the last two years are the result primarily of a decrease in sales of MicroStation, the Company's second highest volume software offering, which declined by approximately 39% in both years
(see "MicroStation" below for further discussion). However, 1996 sales of the Company's plant design and electronics software applications increased by a combined 38% to soften the effect of the loss in MicroStation sales. In terms of broad market segments, the Company's mapping/geographic information systems, architecture/engineering/construction, and mechanical design, engineering and manufacturing product applications continue to dominate the Company's product mix at approximately
52%, 27%, and 13%,respectively, of total systems sales in 1996
(43%, 34%, and 14%, respectively, for 1995). Sales of Windows-based software represented approximately 80% of total software sales in 1996, up from approximately 72% in 1995 and 50% in 1994. UNIX-based software comprised approximately 20% of total 1996 software sales, down from approximately 28% in 1995 and 50% in 1994.

Federal Government Sales. Total revenue from the United States government was approximately $161 million in 1996, $159 million in 1995, and $167 million in 1994, in all three years representing approximately 15% of total revenue. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity and cost-plus award fee contracts, and through commercial sales of products not covered by long-term contracts. Approximately 40% of total federal government revenues are earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is fully anticipated that these contracts will remain in effect through their expiration, the contracts are subject to termination (with damages paid to the Company) at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

MicroStation. Through the end of 1994, the Company had an exclusive license agreement with BSI, a 50%-owned affiliate of the Company, under which the Company distributed MicroStation, a software product developed and maintained by BSI and utilized in many of the Company's software applications. As a result of settlement of a dispute between the companies relative to the exclusivity of the Company's distribution license, effective January 1, 1995, the Company has a nonexclusive license to sell MicroStation via its direct sales force and to sell MicroStation via its indirect sales channels if MicroStation is sold with other Intergraph products. Also as a result of the settlement, the per copy royalty payable by the Company to BSI was increased effective January 1, 1995 and again January 1, 1996 and, for 1995 only, BSI paid the Company a per copy distribution fee based on BSI's MicroStation sales to resellers (such fees were $7 million). See "Litigation and Other Risks and Uncertainties" preceding for a description of arbitration proceedings currently pending between the Company and BSI.

The Company's sales of MicroStation declined by approximately 39% in 1996 and 1995. The Company estimates this revenue decline, the per copy royalty increase, and the discontinued distribution fee adversely affected its results of operations in 1996 by approximately $26 million, or $.52 per share (in 1995 by approximately $17 million, or $.37 per share). It is possible that the Company's MicroStation sales will be further reduced, but the Company is at present unable to predict the level of MicroStation sales that will occur in future years.

Maintenance and Services. Maintenance and services revenue consists of revenues from maintenance of Company systems and from Company provided training, consulting and other services. These forms of revenue totaled $370 million in 1996, down 5% after essentially flat revenues in 1995 and 1994. Maintenance revenues totaled $283 million in 1996, down 12% after a 2% decrease in 1995 and a 1% increase in 1994. The trend in the industry toward lower priced products and longer warranty periods has resulted in reduced levels of maintenance revenue, and the Company believes this trend will continue in the future. Services revenue represented 8% of total revenues in 1996 and increased by 31% from the previous year. Growth in services revenue has acted to partially offset the decline in maintenance revenue. The Company is endeavoring to increase revenues from its services business. Such revenues, however, produce lower gross margins than maintenance revenues.

Gross Margin. The Company's total gross margin was 36.8% in 1996, down 2.3 points after a decline of 1.4 points in 1995 and no substantial change in 1994.

Margin on systems sales declined 2.3 points in 1996, 1.6 points in 1995, and 5.1 points in 1994. The decline in 1996 results primarily from an increase in hardware content in the product mix and from an increase in MicroStation product cost (see "MicroStation" above for further discussion). Competitive pricing conditions in the industry reduced margin on systems sales in all three years, accounting for the majority of the decline in 1995 and 1994.

In general, the Company's systems margin may be lowered by price competition, a stronger U.S. dollar in international markets, the effects of technological changes on the value of existing inventories, and a higher mix of federal government sales, which generally produce lower margins than commercial sales. Systems margins may be improved by higher software content in the product, a weaker dollar in international markets, a higher mix of international systems sales to total systems sales, and reductions in prices of component parts, which generally tend to decline over time in the industry. The Company is unable to predict the effects that many of these factors may have, but expects continuing pressure on its systems margin due primarily to industry price competition.

Margin on maintenance and services revenue declined by 2.2 points in 1996 after a decline of 1.1 points in 1995 and an improvement of 8.6 points in 1994. The margin declines in 1996 and 1995 result primarily from a higher mix of services revenues, which generally produce lower margins than maintenance revenues. Improvement in 1994 was the result of changes in product strategy in 1993, in which oldest generation spare parts were revalued, resulting in lower obsolescence charges. The Company believes the trend in the industry toward lower priced products and longer warranty periods may continue to reduce its maintenance revenues, which will pressure maintenance and services margin in the absence of corresponding cost reductions.

The industry in which the Company competes is characterized by rapid technological change. This technological change is an important consideration in the Company's overall inventory management program, in which the Company endeavors to carry only parts and systems utilizable with the technology of its current product offerings and as spares for the contracted maintenance of systems in its installed customer base. The Company regularly estimates the degree of technological obsolescence in its inventories and provides inventory reserves on that basis. Though the Company believes it has adequately provided to date for any such declines in inventory value, any unanticipated change in technology could significantly affect the value of the Company's inventories and thereby adversely affect margins and reported results of operations.

Operating Expenses (exclusive of nonrecurring operating charges and restructuring charges). Operating expenses declined by 3% in 1996, 4% in 1995, and 1% in 1994. The total number of employees of the Company has declined by 14% in the three year period ended December 31, 1996.

Product development expense declined 7% in 1996 after declines of 19% and 14% in the two preceding years. Employee headcount in the development areas has been significantly reduced over the last three years through the cessation of microprocessor design activities, declining proprietary software development activity resulting from migration to the Windows NT operating system, restructuring actions, and attrition. In addition, new product development costs qualifying for capitalization substantially increased in 1995 as a result of development of the Company's Jupiter technology. Sales and marketing expense decreased 5% in 1996 after increases of 2% and 10% in the two preceding years. The expense decline results from restructuring actions taken in 1995 and from closer monitoring of costs. The Company achieved substantial sales and marketing headcount and related expense reductions in 1995, but those gains were more than offset by weakness of the U.S. dollar in international locations and by expenses of pursuit of new business in the Asia Pacific region in that year. Increased costs of presales support activities and advertising and promotion costs of the Company's new product offerings resulted in the increase in 1994 sales and marketing expense. General and administrative expense increased by 4% in 1996 after declines of 3% and 4% in the two preceding years. Installation of new internal business systems, increased legal expenses, and amortization of deferred financing costs related to the Company's revolving line of credit (see "Liquidity and Capital Resources, Term Loan and Revolving Credit Agreements" for further discussion) increased general and administrative expenses in 1996. The decline in 1995 was the result of headcount reductions, but was limited by the weakness of the U.S. dollar in international locations and by the increasing level of business activity in the Asia Pacific region. Workforce reductions and other cost control measures, partially offset by a $5.5 million write-off of an account receivable from a Middle Eastern customer, accounted for the 1994 savings.

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

Nonoperating Income and Expense. Interest expense was $5.1 million in 1996, $4.2 million in 1995, and $2.4 million in 1994. Both the Company's average outstanding debt and average rate of interest have increased over the period.

In 1996, the Company entered into an interest rate swap agreement in the principal amount (approximately $19 million at December 31, 1996) of its Australian floating rate term loan agreement. The agreement is for a period of approximately six years, and its expiration date coincides with that of the term loan. The agreement was entered into to reduce the risk of increase in interest rates. Under the agreement, the Company pays a fixed rate of interest and receives payment based on a variable rate of interest, and is thus exposed to market risk of potential future decreases in interest rates. The weighted average pay and receive rates of the agreement at December 31, 1996 were 9.58% and 7.06%, respectively. The agreement had an insignificant effect on the total cash flows of the Company in
1996.   The Company does no trading in this form of derivative
instrument. See "Liquidity and Capital Resources" below for further description of the Company's borrowing arrangements.

The Company sold stock investments in affiliated companies at gains of $11.2 million or $.23 per share in 1996, $6.5 million or $.14 per share in 1995, and $5.8 million or $.12 per share in 1994. These gains are included in "Gains on sales of investments in affiliates" in the consolidated statements of operations.

"Other income (expense) - net" in the consolidated statements of operations consists primarily of interest income, foreign exchange losses, other miscellaneous items of nonoperating income and expense, and nonrecurring charges. Included in these amounts are foreign exchange losses of $4.6 million in 1996 and $2.6 million in 1994, and a $3.4 million write-down of investments in affiliated companies in 1994.

Income Taxes. The Company incurred a loss before income tax expense of $66.1 million in 1996 and losses before income tax benefit of $45.3 million in 1995 and $74.2 million in 1994.

Note 8 of Notes to Consolidated Financial Statements contains a reconciliation of statutory to actual income tax benefit or expense, and further details of the Company's tax position, including net operating loss carryforwards.

Operating Results, Geographic Areas. International markets, particularly Europe, continue in importance to the industry and to the Company. The Company's operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policies or restrictions, currency exchange fluctuations, and other factors. For 1996, sales outside the U.S. represented 55% of total revenues versus 54% in 1995 and 49% in 1994. European revenues were 33% of total revenues in 1996, 36% in 1995, and 33% in 1994. Asia Pacific revenues represented 13% of total Company revenues in 1996 and approximately 8% in the two previous years.

The Company incurred losses from operations of $68.7 million in 1996 (including $10.5 million in nonrecurring charges), $54.1 million in 1995 (including a restructuring charge of $6 million), and $72.6 million in 1994 (including a credit from revision of the 1993 restructuring charge of $4.8 million).
The factors that have limited the Company's revenue growth and reduced profitability over the past three years, including declining per unit sales prices due to competitive conditions, have similarly affected each of the geographic areas in which the Company does business. The Company expects that intense price competition will continue in the future. The increased loss from operations in 1996 results primarily from flat revenues and a decline in gross margin, partially offset by a decline in product development and sales and marketing expenses.

The U.S. region incurred a loss from operations of $30.3 million in 1996 (including $10.5 million in nonrecurring charges) after operating losses of $12.3 million in 1995 (including a restructuring charge of $4.8 million) and $27.6 million in 1994. Systems revenue increased slightly during 1996, but systems margin declined by 2.5 points. The margin decline, along with a 13% increase in general and administrative expense due to implementation of new internal business systems and higher legal expenses, resulted in increased operating losses for the year. U.S. systems revenue declined by 6% in 1995, and systems margin declined slightly, reflecting continued product transition and weakness in indirect selling channels. These negative factors were more than offset by a 17% decline in product development expense in 1995, the result of employee headcount reductions and increased development costs qualifying for capitalization.

The European region incurred losses from operations of $32.3 million in 1996, $27.7 million in 1995 (including a restructuring charge of $1 million), and $33.1 million in 1994 (including a restructuring credit of $4.8 million from revision of the 1993 restructuring charge). Revenues and gross margin declined 7% and 1.7 points, respectively, during 1996, offset to a degree by an approximate 6% decline in both sales and marketing and general and administrative expenses. Software sales were weak during the year, while maintenance revenues were adversely impacted by lower priced products and longer warranty periods. Operating expenses continue to decline as a result of restructuring actions and other cost control measures. Improvement in 1995 was the result of a 19% increase in systems revenue (a portion of which relates to weakness of the U.S. dollar in Europe for most of 1995), and reduced operating expenses. Operations from 1994 through mid-1995 were adversely affected by product transition but also by poor economic conditions, particularly in 1994, in the Company's primary German and U.K. markets.

The Asia Pacific region incurred losses from operations of $5.9 million in 1996, $10.8 million in 1995, and $5.7 million in 1994. This region is the Company's fastest growing with total revenue increases in excess of approximately 30% in each of the past two years. The increased 1995 operating loss resulted from operating expenses incurred primarily in pursuit of new business.

Other international regions, in total representing approximately 9% of total Company revenues in 1996, are comprised of operations in the Middle East, Canada, and Non-U.S. Americas. These regions incurred operating losses of $5.4 million in 1996, $10.1 million in 1995, and $11.7 million in 1994 (including the write-off of a $5.5 million Middle Eastern account receivable). The 1995 operating loss increase resulted from cost increases associated with maintenance and professional services revenues.

See Note 11 of Notes to Consolidated Financial Statements for further details of operations by geographic area.

Impact of Currency Fluctuations and Currency Risk Management. Fluctuations in the value of the U.S. dollar in international markets can have a significant impact on the Company's results of operations. For 1996, approximately 55% of the Company's revenues were derived from customers outside the United States, primarily through subsidiary operations. Most subsidiaries sell to customers and incur and pay operating expenses in local currency. These local currency revenues and expenses are translated to dollars for U.S. reporting purposes. A stronger U.S. dollar will decrease the level of reported U.S. dollar orders and revenues, decrease the dollar gross margin, and decrease reported dollar operating expenses of the international subsidiaries. During 1996, the U.S. dollar strengthened on average from its 1995 level, which decreased reported dollar revenues, orders, and gross margin, but also decreased reported dollar operating expenses in comparison to the prior year period. Such currency effects did not materially affect the Company's results of operations in 1996 or 1994. The Company estimates that weakness of the U.S. dollar in 1995 in its international markets, primarily Europe, improved 1995 results of operations by approximately $.22 per share.

The Company conducts business in all major markets outside the U.S., but the most significant of these operations with respect to currency risk are located in Europe (specifically Germany, U.K., The Netherlands, France and Italy) and Australia. Primarily, but not exclusively in these locations, the Company has certain currency related asset and liability exposures against which certain measures, primarily hedging, are taken to reduce currency risk. With respect to these exposures, the objective of the Company is to protect against financial statement volatility arising from changes in exchange rates with respect to amounts denominated for balance sheet purposes in a currency other than the functional currency of the local entity. The Company therefore enters into forward exchange contracts primarily related to these balance sheet items (intercompany receivables, payables, and formalized intercompany debt). Periodic changes in the value of these contracts offset exchange rate related changes in the financial statement value of these balance sheet items. Forward exchange contracts are purchased with maturities reflecting the expected settlement dates of these balance sheet items (generally three months or less), and only in amounts sufficient to offset possible significant currency rate related changes in the recorded values of these balance sheet items, which represent a calculable exposure for the Company from period to period. Since this risk is calculable, and these contracts are purchased only in offsetting amounts, neither the contracts themselves nor the exposed foreign currency denominated balance sheet items are likely to have a significant effect on the Company's financial position or results of operations. Based on the terms of contracts outstanding and the amount of the Company's balance sheet exposures at December 31, 1996, the Company's results of operations would not be materially affected by a 10% increase or decrease in exchange rates underlying the contracts and the exposures being hedged. The Company's positions in these derivatives are continuously monitored to ensure protection against the known balance sheet exposures described above. By policy, the Company is prohibited from market speculation via such instruments and therefore does not take currency positions exceeding its known financial statement exposures, and does not otherwise trade in currencies.

At December 31, 1996, the Company had net outstanding forward exchange contracts of approximately $47 million ($46 million at December 31, 1995), maturing at various dates through February 13, 1997. The fair values of these contracts approximated original contract amounts based on the insignificant amounts the Company would pay or receive to transfer the contracts to third parties at December 31, 1996. Neither the gains and losses resulting from changes in exchange rates underlying the exposed balance sheet amounts nor the offsetting gains and losses from the Company's hedging activity were material to results of operations in 1996, 1995, or 1994. Net negative cash flow from forward contract activity, consisting of realized gains and losses from settlement of exposed assets and liabilities at exchange rates in effect at the settlement date rather than at the time of recording, settlement of the forward contracts purchased to mitigate these exposures, and payment of bank fees on the forward contracts, was $1.7 million in 1996, $825,000 in 1995, and $1.1 million in 1994. Deferred gains and losses as of December 31, 1996 and 1995 were not significant.

See Notes 1 and 4 of Notes to Consolidated Financial Statements for further information related to management of currency risk.


LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1996, cash totaled $50.7 million, down $5.7 million from year end 1995. Cash generated from operations in 1996 was $26 million versus $59.8 million in 1995 (including $22.3 million in tax refunds) and $35.7 million in 1994 (including $34.5 million in tax refunds). Tax refunds in 1995 and 1994 resulted primarily from carryback of U.S. taxable losses to prior years.

Net cash used for investing activities totaled $31.7 million in 1996, $83.0 million in 1995, and $54.4 million in 1994.
Included in investing activities were capital expenditures of $30.6 million in 1996, $54.7 million in 1995, and $68 million in 1994 primarily for Intergraph products used in hardware and software development and sales and marketing activities. In addition, investing activity in 1995 also included capital expenditures for facilities and equipment utilized in a long-term Australian public safety contract. Other significant investing activities included expenditures of $15.5 million in 1996, $25.4 million in 1995, and $16.6 million in 1994 for capitalizable software development activity, and proceeds from sales of investments in affiliated companies of $11.6 million in 1996, $7.9 million in 1995 and $7.3 million in 1994.

Net cash used for financing activities totaled $600,000 in 1996 versus a net positive generation of cash from financing activities of $17.8 million in 1995 and $26.1 million in 1994. Significant sources of cash included $8.3 million from exercise of employee stock options in 1995 and a net borrowing of $32.5 million to fund capital expenditures and restructuring charges in 1994. Cash used to purchase Company stock for the treasury totaled $10.4 million in 1994.

The Company's collection period for accounts receivable was approximately 83 days as of December 31, 1996, unchanged from the prior year. Approximately 70% of the Company's 1996 revenues were derived from the U.S. government and international customers, both of which traditionally carry longer collection periods. The Company is experiencing slow collection periods throughout the Middle East region, particularly in Saudi Arabia. Total accounts receivable from Middle Eastern customers was approximately $21 million at December 31, 1996 ($13.6 million at December 31, 1995). Total U.S. government accounts receivable was $48 million at December 31, 1996 and 1995. The Company endeavors to enforce its payment terms with these and other customers, and grants extended payment terms only in very limited circumstances.

Over the last nine years, the Board of Directors of the Company has authorized the purchase of up to 20 million shares of the Company's stock in the open market. As of December 31, 1996, the Company had purchased approximately 18.8 million shares for the treasury. There were no treasury stock purchases in 1996 or 1995. Under the provisions of its term loan and revolving credit agreement, the Company is prohibited from further purchases of its stock in the open market without the consent of the lending organization.

The Company expects that capital expenditures will require $40 million to $50 million in 1997, primarily for Intergraph products used in product development and sales and marketing activities. The Company's revolving credit agreement contains certain restrictions on the level of the Company's capital expenditures.

Term Loan and Revolving Credit Agreements. In October 1995, the Company entered into a three year revolving credit agreement with a group of lenders. Borrowings available under the agreement were determined by the amounts of eligible assets of the Company, with maximum borrowings of $50 million. At December 31, 1996, the Company had outstanding borrowings of $20 million, and an additional $22 million of the available credit line was allocated to support letters of credit issued by the Company. Borrowings were secured by a pledge of substantially all of the Company's assets in the U.S. and Canada and, under certain circumstances, the accounts receivable of some European subsidiaries of the Company. The rate of interest on all borrowings under the agreement was, at the Company's option, the Citibank base rate of interest plus 1.75% or the Eurodollar rate plus 2.75%. The average effective rate of interest was 10.6% for the period of time in 1996 during which the Company had outstanding borrowings under the agreement. The agreement required the Company to pay a commitment fee at an annual rate of .5% of the average unused daily portion of the revolving credit commitment. In addition, the agreement contained certain financial and restrictive covenants of the Company. In January 1997, the Company terminated its agreement with this group of lenders and replaced it with a term loan and revolving credit agreement with another lender. As a result, the Company wrote off $3.3 million of deferred financing costs associated with the previous agreement. The charge is included in "Nonrecurring operating charges" in the 1996 consolidated statement of operations.

Under the Company's January 1997 three year fixed term loan and revolving credit agreement, available borrowings are determined by the amounts of eligible assets of the Company, as defined in the agreement, including accounts receivable, inventory, and property, plant, and equipment, with maximum borrowings of $100 million. The term loan portion of the agreement is in the principal amount of $20 million, with principal due at expiration of the agreement. Borrowings are secured by a pledge of substantially all of the Company's assets in the U.S. The rate of interest on all borrowings under the agreement is the greater of 7% or the Norwest Bank Minnesota National Association base rate of interest (8.25% at inception of the agreement) plus .625%. The agreement requires the Company to pay a facility fee at an annual rate of .15% of the maximum amount available under the credit line, an unused credit line fee at an annual rate of .25% of the average unused portion of the revolving credit line, and a monthly agency fee. At February 21, 1997, the Company had outstanding borrowings of $20 million, all of which was classified as long-term debt, and an additional $33 million of the available credit line was allocated to support letters of credit issued by the Company. As of this same date, the maximum available credit under the line was $83 million.

The term loan and revolving credit agreement contains certain financial covenants of the Company, including minimum net worth, minimum current ratio, and maximum levels of capital expenditures. In addition, the agreement includes restrictive covenants that limit or prevent various business transactions (including repurchases of the Company's stock, dividend payments, mergers, acquisitions of or investments in other businesses, and disposal of assets including individual businesses, subsidiaries, and divisions) and limit or prevent certain other business changes.

At December 31, 1996, the Company had $65.6 million in debt on which interest is charged under various floating rate arrangements, primarily its revolving credit agreement, mortgages, and Australian term loan (see Note 7 of Notes to Consolidated Financial Statements). The Company is exposed to market risk of future increases in interest rates on these loans, with the exception of the Australian term loan, on which the Company has entered into an interest rate swap agreement.

The Company believes that existing cash balances, together with cash generated by operations and cash available under its term loan and revolving credit agreement, will be adequate to meet cash requirements for 1997.


FOURTH QUARTER 1996

Revenues for the fourth quarter were $294 million, down 2% from fourth quarter 1995. The Company incurred a net loss of $33.6 million ($.71 per share) for the quarter, including a $10.5 million ($.21 per share) nonrecurring operating charge, versus a fourth quarter 1995 net income of $7.1 million ($.15 per share). In addition to the adverse effects of the revenue decline and nonrecurring charge, the decline in fourth quarter 1996 earnings is due to a 6 point decline in gross margin versus fourth quarter 1995, the result of continuation of the factors cited in "Gross Margin" above as affecting full year 1996 margins.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------
December 31,                                            1996          1995
--------------------------------------------------------------------------
(In thousands except share and per share amounts)

Assets
  Cash and cash equivalents                        $  50,674     $  56,407
  Accounts receivable, net                           326,117       324,051
  Inventories                                         89,411       111,813
  Other current assets                                37,718        49,581
--------------------------------------------------------------------------
     Total current assets                            503,920       541,852
  Investments in affiliates                           19,102        11,636
  Other assets                                        59,106        59,900
  Property, plant, and equipment, net                174,219       212,657
--------------------------------------------------------------------------
     Total Assets                                   $756,347      $826,045
==========================================================================

Liabilities and Shareholders' Equity
  Trade accounts payable                           $  51,205     $  54,352
  Accrued compensation                                50,364        51,301
  Other accrued expenses                              72,798        79,199
  Billings in excess of sales                         62,869        63,707
  Short-term debt and current
     maturities of long-term  debt                    35,880        32,153
--------------------------------------------------------------------------
     Total current liabilities                       273,116       280,712
  Deferred income taxes                                6,204         3,881
  Long-term debt                                      29,764        37,388
--------------------------------------------------------------------------
     Total liabilities                               309,084       321,981
--------------------------------------------------------------------------
  Shareholders' equity:
     Common stock, par value $.10 per share --
      100,000,000 shares authorized;
      57,361,362 shares issued                         5,736         5,736
     Additional paid-in capital                      229,675       233,940
     Retained earnings                               339,679       408,791
     Unrealized holding gain on securities
       of affiliate                                    6,858           ---
     Cumulative translation adjustment                 6,049         8,650
--------------------------------------------------------------------------
                                                     587,997       657,117
     Less --  cost of 9,656,295 treasury shares
      at December 31, 1996, and 10,501,309
      treasury shares at December 31, 1995          (140,734)     (153,053)
--------------------------------------------------------------------------
     Total shareholders' equity                      447,263       504,064
--------------------------------------------------------------------------
     Total Liabilities and Shareholders' Equity     $756,347      $826,045
==========================================================================

The accompanying notes are an integral part of these consolidated financial statements.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------
Year Ended December 31,                        1996         1995         1994
------------------------------------------------------------------------------
(In thousands except per share amounts)

Revenues
  Systems                                $  725,828   $  710,168   $  665,583
  Maintenance and services                  369,505      387,810      375,820
------------------------------------------------------------------------------
     Total revenues                       1,095,333    1,097,978    1,041,403
------------------------------------------------------------------------------
Cost of revenues
  Systems                                   465,645      439,502      401,515
  Maintenance and services                  226,263      228,785      217,756
------------------------------------------------------------------------------
     Total cost of revenues                 691,908      668,287      619,271
------------------------------------------------------------------------------
     Gross profit                           403,425      429,691      422,132

Product development                         103,397      111,587      137,247
Sales and marketing                         256,482      268,702      262,322
General and administrative                  101,725       97,507      100,031
Restructuring charge (credit)                   ---        6,040      ( 4,826)
Nonrecurring operating charges               10,545          ---          ---
------------------------------------------------------------------------------
     Loss from operations                   (68,724)     (54,145)     (72,642)

Interest expense                            ( 5,137)     ( 4,198)     ( 2,359)
Equity in earnings (losses) of affiliates       825        4,322      ( 3,055)
Gains on sales of investments in affiliates  11,173        6,493        5,815
Other income (expense) -- net               ( 4,249)       2,180      ( 1,950)
------------------------------------------------------------------------------
     Loss before income taxes               (66,112)     (45,348)     (74,191)

Income tax benefit (expense)                ( 3,000)         ---        3,971
------------------------------------------------------------------------------
     Net loss                             $ (69,112)   $ (45,348)   $ (70,220)
==============================================================================

     Net  loss  per  share                $ (  1.46)   $ (   .98)   $ (  1.56)
==============================================================================

Weighted average shares outstanding          47,195       46,077       44,860
==============================================================================

The accompanying notes are an integral part of these consolidated financial statements.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------
Year Ended December 31,                            1996       1995       1994
------------------------------------------------------------------------------
(In thousands)

Cash Provided By (Used For):
Operating Activities:
  Net loss                                     $(69,112)  $(45,348)  $(70,220)
  Adjustments to reconcile net loss to net
  cash provided by operating activities:
    Depreciation and amortization                75,820     80,157     73,640
    Noncash portion of nonrecurring
      operating charges and restructuring
      charge (credit)                            10,545      2,449    ( 4,826)
    Deferred income tax expense                   2,496      3,175     15,625
    Collection of income tax refunds              2,113     22,264     34,472
    Gains on sales of investments
      in affiliates                             (11,173)   ( 6,493)   ( 5,815)
    Equity in (earnings) losses
      of affiliates                             (   825)   ( 4,322)     3,055
    Write-off of investments in affiliates          ---        ---      3,361
    Net changes in current assets
      and liabilities                            16,149      7,951    (13,610)
------------------------------------------------------------------------------
    Net cash provided by operating activities    26,013     59,833     35,682
------------------------------------------------------------------------------

Investing Activities:
  Purchases of securities                           ---        ---    (86,620)
  Sales and maturities of securities                ---      1,000    111,126
  Proceeds from sales of investments
    in affiliates                                11,561      7,908      7,315
  Purchase of property, plant, and equipment    (30,563)   (54,689)   (67,967)
  Capitalized software development costs        (15,492)   (25,370)   (16,584)
  Other                                           2,816    (11,799)   ( 1,683)
------------------------------------------------------------------------------
    Net cash used for investing activities      (31,678)   (82,950)   (54,413)
------------------------------------------------------------------------------

Financing Activities:
  Gross borrowings                               18,366     65,652     44,609
  Debt repayment                                (22,764)   (59,844)   (12,138)
  Proceeds of employee stock purchases
    and exercise of stock options                 3,834     12,027      4,019
  Acquisition of treasury stock                     ---        ---    (10,379)
------------------------------------------------------------------------------
    Net cash provided by (used for)
      financing activities                      (   564)    17,835     26,111
------------------------------------------------------------------------------
Effect of exchange rate changes on cash             496        296    ( 1,963)
------------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                              ( 5,733)   ( 4,986)     5,417
Cash and cash equivalents at beginning of year   56,407     61,393     55,976
------------------------------------------------------------------------------
Cash and cash equivalents at end of year       $ 50,674   $ 56,407   $ 61,393
==============================================================================

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------------------
                                                             Unrealized
                                                               Holding
                                        Additional             Gain on  Cumulative              Total
                                  Common Paid-in  Retained  Securities Translation  Treasury Shareholders'
                                   Stock Capital  Earnings of Affiliate Adjustment   Stock       Equity
-------------------------------------------------------------------------------------------------------------
(In thousands except share amounts)
  Balance at January 1, 1994     $5,736 $246,642  $524,359         ---    $(7,606) $(180,421)    $588,710
Acquisition of 1,080,000
 treasury shares                    ---      ---       ---         ---        ---   ( 10,379)     (10,379)
Issuance of 510,625 shares under
 employee stock purchase plan       ---   (3,489)      ---         ---        ---      7,508        4,019
Translation adjustments             ---      ---       ---         ---     10,064        ---       10,064
Issuance of 120 shares for other
 purposes                           ---      142       ---         ---        ---          1          143
Net loss for the year               ---      ---   (70,220)        ---        ---        ---      (70,220)
-------------------------------------------------------------------------------------------------------------
  Balance at December 31, 1994    5,736  243,295   454,139         ---      2,458   (183,291)     522,337

Issuance of 358,687 shares under
 employee stock purchase plan       ---   (1,512)      ---         ---        ---      5,228        3,716
Issuance of 836,469 shares upon
 exercise of stock options          ---   (3,881)      ---         ---        ---     12,192        8,311
Issuance of 797,931 shares upon
 purchase of a business             ---   (4,130)      ---         ---        ---     11,630        7,500
Translation adjustments             ---      ---       ---         ---      6,192        ---        6,192
Issuance of 81,686 shares for
 other purposes                     ---      168       ---         ---        ---      1,188        1,356
Net loss for the year               ---      ---   (45,348)        ---        ---        ---      (45,348)
-------------------------------------------------------------------------------------------------------------
  Balance at December 31, 1995    5,736  233,940   408,791         ---      8,650   (153,053)     504,064

Issuance of 352,759 shares under
 employee stock purchase plan       ---   (1,594)      ---         ---        ---      5,143        3,549
Issuance of 53,898 shares upon
 exercise of stock options          ---   (  501)      ---         ---        ---        786          285
Issuance of 438,357 shares in
 connection with a professional
 services agreement                 ---   (2,390)      ---         ---        ---      6,390        4,000
Unrealized holding gain on
 securities of affiliate            ---      ---       ---      $6,858        ---        ---        6,858
Translation adjustments             ---      ---       ---         ---     (2,601)       ---      ( 2,601)
Other                               ---      220       ---         ---        ---        ---          220
Net loss for the year               ---      ---   (69,112)        ---        ---        ---      (69,112)
-------------------------------------------------------------------------------------------------------------
  Balance at December 31, 1996   $5,736 $229,675  $339,679      $6,858    $ 6,049  $(140,734)    $447,263
=============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


INTERGRAPH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1996


NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES.
Basis of Presentation: The consolidated financial statements include the accounts of Intergraph Corporation and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from the resolution currently anticipated by management and on which the financial statements are based.

The Company's business is principally in one industry segment - the development, manufacturing, marketing, and service of interactive computer graphics systems. Graphics workstations, servers, and peripheral hardware manufactured by the Company and others are combined with operating systems developed by others and application-specific software programs developed by the Company and third-party applications software developers. The Company's hardware products and integrated software applications are used for computer-aided design, manufacturing, and engineering, mapping and geographic information services, public safety, and technical information management in technical fields such as utilities, facilities management, architecture, engineering, construction, mechanical and electronics design, and mapping and geographic information systems. The Company's products are sold worldwide, with United States and European revenues representing approximately 78% of total revenues for 1996. See Note 11.

Cash Equivalents: The Company's excess funds are generally invested in short-term, highly liquid, interest-bearing securities, which may include short-term municipal bonds, time deposits, money market preferred stocks, commercial paper, and U.S. government securities. The Company's investment policy limits the amount of credit exposure to any single issuer of securities. All cash equivalents are stated at fair market value based on quoted market prices. Investments with original maturities of three months or less are considered to be cash equivalents for purposes of financial statement presentation.

The Company's investments in debt securities are valued at fair market value with any unrealized gains and losses reported as a component of shareholders' equity, net of tax. At December 31, 1996 and 1995, the Company held various debt securities, all within three months of maturity at these dates, with fair market values of $16,000,000 and $27,200,000, respectively. Gross realized gains and losses on debt securities sold during the years ended December 31, 1996 and 1995, were not significant, and there were no unrealized holding gains or losses on debt securities at December 31, 1996 or 1995.

Inventories: Inventories are stated at the lower of average cost or market and are summarized as follows:

-------------------------------------------------------------
December 31,                            1996        1995
-------------------------------------------------------------
(In thousands)

Raw materials                        $26,601    $ 36,336
Work-in-process                       24,008      25,037
Finished goods                        12,945      17,140
Service spares                        25,857      33,300
-------------------------------------------------------------
Totals                               $89,411    $111,813
=============================================================

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

Investments in Affiliates: Investments in companies in which the Company has the ability to influence operations or finances, generally 20%- to 50%-owned companies, are accounted for by the equity method. Investments in companies in which the Company does not exert such influence, generally in less than 20%-owned companies, are accounted for at fair value if such values are readily determinable, and at cost if such values are not readily determinable. The Company's investments accounted for by the cost method are insignificant.

During 1996, a company in which the Company holds a minority interest underwent an initial public offering of its stock. At December 31, 1996, the remaining unrealized portion of this investment at fair market value totaled $6,858,000 and is included in "Investments in affiliates" and "Unrealized holding gain on securities of affiliate" in the consolidated balance sheet at December 31, 1996.

Property, Plant, and Equipment: Property, plant, and equipment, summarized below, is stated at cost. Depreciation is provided using the straight line method over the estimated useful lives described below.

-------------------------------------------------------------
December 31,                               1996        1995
-------------------------------------------------------------
(In thousands)

Land and improvements (15-30 years)    $ 14,943    $ 15,256
Buildings and improvements (30 years)   146,251     152,759
Equipment, furniture, and
 fixtures (3-8 years)                   320,561     349,263
-------------------------------------------------------------
                                        481,755     517,278
Allowances for depreciation            (307,536)   (304,621)
-------------------------------------------------------------
Totals                                 $174,219    $212,657
=============================================================

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. For long-lived assets and certain intangible assets to be held and used by an entity, the Statement requires a review for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss, based on comparison of carrying value to the fair value of the asset, must be recognized if the sum of the expected future cash flows from the asset is less than the carrying amount of the asset. For long-lived assets and certain intangible assets to be disposed of, the Statement requires financial statement reporting at the lower of carrying amount or fair value of the asset less cost to sell. Application of this Statement did not materially affect the Company's results of operations or financial position in 1996.

Treasury Stock: Treasury stock is accounted for by the cost method. The Board of Directors of the Company has authorized the purchase of up to 20,000,000 shares of the Company's common stock in the open market. From the initial authorization in 1987 through the end of 1996, the Company had purchased approximately 18,800,000 shares for the treasury. Further purchases of treasury stock are restricted by terms of the Company's term loan and revolving credit agreement. See Note 7. Treasury stock activity is presented in the consolidated statements of shareholders' equity.

Revenue Recognition: Revenues from systems sales with no significant post-shipment obligations are recognized as equipment and software are shipped, with any post-shipment costs accrued at that time. Revenues on systems sales with significant post-shipment obligations are recognized by the percentage-of-completion method with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated cost of performing the contract over its term, or other factors appropriate to the individual contract of sale. The total amount of revenues to be earned under these contracts is generally fixed by contractual terms. The Company regularly reviews its progress on these contracts and revises the estimated costs of fulfilling its obligations. Due to uncertainties inherent in the estimation process, it is possible that completion costs will be further revised on some of the Company's long-term contracts, which could delay revenue recognition and decrease the gross margin to be earned on these contracts. Any losses identified in the review process are recognized in full in the period in which determined. Revenues from certain contracts with the U.S. government, primarily cost-plus award fee contracts, are recognized monthly as costs are incurred and fees are earned under the contracts.

Maintenance and services revenues are recognized ratably over the lives of the maintenance contracts or as services are performed.

Billings may not coincide with the recognition of revenue.
Unbilled accounts receivable occur when revenue recognition precedes billing to the customer, arising primarily from commercial sales with predetermined billing schedules, U.S. government sales with billing at the end of a performance period, and U.S. government cost-plus award fee contracts. Billings in excess of sales occur when billing to the customer precedes revenue recognition, arising primarily from maintenance revenue billed in advance of performance of the maintenance activity and systems revenue recognized on the percentage-of-completion method.

Product Development Costs: The Company capitalizes certain costs of computer software development incurred after the technological feasibility of the product has been established. Such capitalized costs are amortized over a two-year period on a straight-line basis. Amortization expense included in "Cost of revenues - Systems" in the consolidated statements of operations amounted to $16,100,000 in 1996, $14,700,000 in 1995, and $11,300,000 in 1994.
The unamortized balance of capitalized software development costs, included in "Other assets" in the consolidated balance sheets, totaled $26,400,000 and $27,000,000 at December 31, 1996 and 1995,
respectively.

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

Foreign Currency Exchange and Translation: Local currencies are the functional currencies for the Company's European subsidiaries. The U.S. dollar is the functional currency for all other international subsidiaries. Foreign currency gains and losses resulting from remeasurement or settlement of receivables and payables denominated in a currency other than the functional currency, together with gains and losses and fees paid in connection with the Company's forward exchange contracts, are included in "Other income (expense) - net" in the consolidated statements of operations. Net exchange losses totaled $4,600,000 in 1996, $300,000 in 1995, and $2,600,000 in 1994. Translation
gains and losses resulting from translation of subsidiaries' financial statements from the functional currency into dollars for U.S. reporting purposes and foreign currency gains and losses resulting from remeasurement of intercompany advances of a long-term investment nature are included in the "Cumulative translation adjustment" component of shareholders' equity.

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

The Company accounts for its interest rate swap agreements as hedges of its debt obligations. The difference in amounts paid and received under the contracts is accrued and recognized as an adjustment to interest expense on the debt. Deferred gains related to terminated interest rate swap agreements, which are not significant to the Company's results of operations, are amortized to interest expense over the remaining terms of the agreements.

Amounts payable to or receivable from counterparties related to derivative financial instruments are included in "Other accrued expenses" or "Other current assets" in the consolidated balance sheets. These amounts were not significant at December 31, 1996 or 1995. Cash flows from derivative financial instruments are classified in the consolidated statements of cash flows consistent with the cash flows from the assets and liabilities being hedged.

See Note 4 for further details of the Company's derivative financial instruments.

Stock-Based Compensation Plans: The Company has two stock-based compensation plans, a fixed stock option plan and a stock purchase plan.

Under the fixed stock option plan, stock options may be granted to employees at fair market value or at a price less than fair market value at the date of grant. No compensation expense is recognized for options granted at fair market value. Expense associated with grants at less than fair market value, equal to the difference in fair market value at the date of grant and exercise price, is recognized over the vesting period of the options.

Under the stock purchase plan, employees purchase stock of the Company at 85% of the closing market price of the Company's stock as of the last pay date of each calendar month. No compensation expense is recognized for the difference in price paid by employees and the fair market value of the Company's stock at the date of purchase.

Effective December 31, 1996, the Company adopted the disclosure requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation. This Statement, effective for transactions entered into during calendar year 1996 for the Company, establishes accounting and reporting standards for stock-based employee compensation plans including, with respect to the Company, stock options and employee stock purchase plans. The Statement also establishes fair value as the measurement basis for transactions in which goods or services are acquired from nonemployees in exchange for equity instruments.

The Statement defines a fair value-based method of accounting for employee stock options under which compensation cost is measured at the date options are granted and recognized by charges to expense over the employees' service periods, and it encourages entities to adopt that method of accounting. It also allows entities to continue to measure compensation cost using the method prescribed under Accounting Principles Board (APB) Opinion No. 25, under which compensation expense is recognized only for the excess, if any, of the market price of the stock at grant date over the amount the employee must pay to acquire stock. The Company has elected to continue to account for its employee stock options and its employee stock purchases under the provisions of APB No. 25. This decision results in recognition of no compensation expense for employee stock options that are granted at market price at the date of grant or for employee stock purchases. However, in accordance with the disclosure provisions of the Statement, the Company has provided proforma basis information to reflect results of operations and earnings per share had compensation expense been recognized for these items. See Note 9.

Income Taxes: The provision for income taxes includes federal, international, and state income taxes currently payable or refundable and income taxes deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. See Note 8.

Net Loss Per Share: Net loss per share is computed using the weighted average number of common and equivalent common shares outstanding. Stock options are the only common stock equivalent.
See Note 9.

Reclassifications: Certain reclassifications have been made to the previously reported consolidated balance sheet at December 31, 1995 and to the consolidated statements of operations and cash flows for the years ended December 31, 1995 and 1994 to provide comparability with the current year presentation.


NOTE 2 -- LITIGATION AND OTHER RISKS AND UNCERTAINTIES.
In addition to those described in Notes 1, 4, 6, 7, and 11, the Company has risks related to its business and economic environment, including those described below.

The Company is the 50% owner of Bentley Systems, Inc. (BSI), the developer and owner of MicroStation, a software product utilized in many of the Company's software applications and for which the Company serves as a nonexclusive distributor. The Company's business relationship with BSI is the subject of two arbitration proceedings. In December 1995, the Company commenced an arbitration proceeding against BSI with the American Arbitration Association, Philadelphia, Pennsylvania, alleging that BSI inappropriately and without cause terminated a contractual arrangement between BSI and the Company. In response, BSI in January 1996, filed a counterclaim against the Company seeking significant damages as the result of the Company's alleged failure to use best efforts to sell software support services pursuant to terms of the contractual arrangement terminated by BSI. In March 1996, BSI commenced arbitration against the Company alleging that the Company failed to properly account for and pay to BSI certain royalties on the sale of BSI software products by the Company, and seeking unspecified damages. This matter is currently pending with the American Arbitration Association, Atlanta, Georgia. The Company denies that it has breached any of its contractual obligations to BSI and is defending vigorously in both proceedings, but at present is unable to predict the outcome of the proceedings. Separately, the Company has engaged an investment banking firm to value and sell its ownership interest in BSI. At present, the investment banking firm is not actively pursuing a buyer due to disagreement between the Company and BSI regarding due diligence information to be supplied to potential buyers.

The Company filed a legal action in August 1995, in the U.S. District Court of Alabama, Northeast Division, seeking to dissolve and wind up its business arrangement with Zydex, Inc. (Zydex), a company with which it jointly developed its plant design software application ("PDS"), and seeking an order allowing the Company to continue the business of that arrangement without further responsibility or obligation to Zydex. In response, Zydex filed a counterclaim against the Company in November 1995, alleging wrongful dissolution of the business relationship and seeking both sole ownership of PDS and significant compensatory and punitive damages. The Company denies and is defending these allegations vigorously, but at present is unable to predict the outcome of the proceedings. The Company's sales of PDS products during the year ended December 31, 1996 were approximately $36,000,000.

Substantially all of the Company's microprocessor needs are currently supplied by Intel Corporation. The Company does not have a fixed quantity commitment for microprocessors in its agreements with Intel, but believes it has a good relationship with Intel and is unaware of any reason that Intel might encounter difficulties in meeting the Company's microprocessor needs for the long term.
Other microprocessors are available in the market, but a change by the Company from Intel to another microprocessor would significantly disrupt the Company's development and manufacturing activities and result in delayed or lost sales, which would have a significant adverse effect on the Company's results of operations and financial position.

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

An inability to retain significant third party license rights, in particular the Microsoft license, to protect the Company's copyrights, trademarks, and patents, or to obtain any required patent rights of others through licensing or purchase could significantly reduce the Company's revenues and adversely affect its results of operations.


NOTE 3 -- RESTRUCTURING AND NONRECURRING OPERATING CHARGES.
1995 Charge: During the second quarter of 1995, the Company undertook a second restructuring plan designed to further adapt the Company's cost structure to changed industry and market conditions. The program, as originally planned, consisted of direct reductions in workforce, other workforce reductions through attrition, and disposition of four unprofitable business units over the twelve month period ended June 30, 1996. The program, had it been fully executed with respect to the four business units, was expected to provide an operating expense reduction of approximately $100,000,000 annually on a prospective basis. Of this total anticipated annual savings, approximately $66,000,000 was to be derived from disposition of the business units. During the fourth quarter of 1996, the Company determined that two of the four business units included in the original plan should be retained based on their improving future prospects and strategic value to other business units. The Company has terminated this plan effective December 31, 1996. However, it will continue to seek buyers for the remaining two business units. Revenues and losses of the two business units held for sale totaled $24,000,000 and $16,000,000, respectively, for 1996, $43,000,000 and $7,000,000, respectively, for 1995, and $43,000,000 and $16,000,000,
respectively, for 1994. Assets of the business units totaled $14,000,000 and $26,000,000 at December 31, 1996 and 1995,
respectively. The 1996 loss and asset amounts reflect a $7,245,000 revaluation of the assets of these two units (see 1996 Nonrecurring Operating Charge below). The Company estimates that its operating expenses have been reduced by approximately $35,000,000 annually as a result of employee headcount reductions under the 1995 plan.

The 1995 restructuring charge totaled $6,040,000, primarily for employee severance pay and related costs. Approximately 450 positions were eliminated through direct reductions in workforce, with approximately 350 others eliminated through attrition. All employee groups were affected, but the majority of eliminated positions derived from the research and development, systems engineering and support, and sales and marketing areas. Cash expenditures related to the restructuring totaled $3,600,000 in 1995, funded by cash from operations and borrowings under credit facilities, with an insignificant amount paid in 1996. The $6,040,000 charge is included in "Restructuring charge (credit)" in the 1995 consolidated statement of operations.

1993 Charge: During late 1992 and 1993, the Company made several changes in its product, sales, and manufacturing strategies designed to make the Company more competitive in its industry and economic environment. These strategic decisions resulted in the Company's 1993 restructuring plan. The plan was completed in 1994 substantially as planned, with the exception of disposition of the Company's European manufacturing and distribution facility (IEM), which continues to be utilized as a distribution center for Europe. Included in the statement of operations for the year ended December 31, 1994 is a $4,826,000 credit representing reversal of the remaining unincurred portion of the restructuring charge related to IEM. Cash outlays during 1994 related to the 1993 restructuring were approximately $10,000,000, all of which were funded by cash from operations or borrowings under credit facilities. Cash outlays in 1995 were insignificant.

See Management's Discussion and Analysis of Financial Condition and Results of Operations for discussion of industry conditions and strategic decisions leading to the 1993 and 1995 restructuring plans.

1996 Nonrecurring Operating Charge: During 1996, the Company incurred a nonrecurring operating charge of $10,545,000, consisting of a $7,245,000 revaluation of the assets of the Company's two noncore business units held for sale and a $3,300,000 write-off of deferred financing costs due to early termination of the Company's revolving credit agreement with a group of lenders (see Note 7). The $10,545,000 charge is included in "Nonrecurring operating charges" in the 1996 consolidated statement of operations.


NOTE 4 -- FINANCIAL INSTRUMENTS.
Information related to the Company's financial instruments other than cash equivalents and stock investments in less than 20%-owned companies is summarized below.

Short- and Long-Term Debt: The balance sheet carrying amounts of the Company's floating rate debt (approximately $55,000,000 at December 31, 1996), consisting of loans under a revolving credit agreement, mortgages, and a term loan (see Note 7), approximate fair market values since interest rates on the debt adjust periodically to reflect changes in market rates of interest. With the exception of the term loan (see Note 7), the Company is exposed to market risk of future increases in interest rates on these loans. The carrying amounts of fixed rate debt approximate fair market values based on current interest rates for debt of the same remaining maturities and character.

Forward exchange contracts: The Company has certain currency related asset and liability exposures related to its international operations against which certain measures, primarily hedging, are taken to reduce currency risk. The Company conducts business in all major markets outside the U.S., but the most significant of these operations with respect to currency risk are located in Europe (specifically Germany, U.K., The Netherlands, France, and Italy) and Australia. With respect to these exposures, the objective of the Company is to protect against financial statement volatility arising from changes in exchange rates with respect to amounts denominated for balance sheet purposes in a currency other than the functional currency of the local entity. The Company enters into forward exchange contracts primarily related to these balance sheet items (intercompany receivables, payables, and formalized intercompany debt). Periodic changes in the value of these contracts offset exchange rate related changes in the financial statement value of these balance sheet items. Forward exchange contracts are purchased with maturities reflecting the expected settlement dates of these balance sheet items, which are generally less than three months. The Company is prohibited by policy from taking currency positions exceeding its known balance sheet currency exposures and from otherwise trading in currencies.

The Company had outstanding net forward exchange contracts of $47,468,000 and $46,344,000 at December 31, 1996 and 1995,
respectively. Such amounts approximated the Company's currency related asset and liability exposures at those dates. The table below summarizes in U.S. dollars the face amounts of these contracts by major currency. For purposes of presentation, foreign currency amounts are translated to dollars at the rates in effect at each balance sheet date. "Sell" amounts represent the U.S. dollar equivalent of commitments to sell currencies, and "buy" amounts represent the U.S. dollar equivalent of commitments to purchase currencies.

-------------------------------------------------------------------------
December 31,               1996                         1995
                  -------------------------- ---------------------------
                                Net Forward                Net Forward
                                  Contract                   Contract
                   Sell     Buy   Position    Sell    Buy    Position
-------------------------------------------------------------------------
(In thousands)

German mark      $18,127  $ 4,736  $13,391  $19,919  $2,016  $17,903
British pound      9,317    3,419    5,898    3,900   2,340    1,560
Swiss franc        7,638      235    7,403    3,487   1,928    1,559
Italian lira       6,754      395    6,359    8,055     302    7,753
French franc       6,018      656    5,362    6,831     ---    6,831
Belgian franc      2,186       75    2,111    3,550     345    3,205
Spanish peseta     2,081    1,059    1,022    4,778     ---    4,778
Other currencies   7,581    1,659    5,922    3,455     700    2,755
-------------------------------------------------------------------------
Totals           $59,702  $12,234  $47,468  $53,975  $7,631  $46,344
=========================================================================

Based on the terms of outstanding forward exchange contracts and the amount of the Company's balance sheet exposures at December 31, 1996 and 1995, the Company's results of operations would not be materially affected by a 10% increase or decrease in exchange rates underlying the contracts and the exposures hedged. Cash requirements of forward exchange contracts are limited to receipt of an amount equal to the exchange gain or payment of an amount equal to the exchange loss at the contract settlement date, and payment of bank fees related to the contracts. Net negative cash flow from forward contract activity, consisting of realized gains and losses from settlement of exposed assets and liabilities at exchange rates in effect at the settlement date rather than at the time of recording, settlement of the forward contracts purchased to mitigate the exposures, and payment of bank fees on the forward contracts, was $1,700,000 in 1996, $825,000 in 1995, and $1,100,000
in 1994.

Interest rate swap agreements: The Company enters into interest rate swap agreements to reduce the risk of increases in interest rates on certain of its outstanding floating rate debt. The Company pays a fixed rate of interest and receives payment based on a variable rate of interest, and is thus exposed to market risk of potential future decreases in interest rates. In 1996, the Company entered into an interest rate swap agreement in the principal amount of its Australian term loan agreement (approximately $19,000,000 at December 31, 1996). The agreement is for a period of approximately six years, and its expiration date coincides with that of the term loan. Weighted average pay and receive rates under this agreement were 9.58% and 7.06%, respectively, at December 31, 1996. Through March 1995, the Company had interest rate swap agreements in the principal amounts of its two European mortgages (approximately $20,000,000). Weighted average pay and receive rates at termination in 1995 were 7.36% and 5.22%, respectively. Cash requirements of the agreements, which are not significant, are limited to the differential between the fixed rate paid and the variable rate received. The Company does no trading in this form of derivative instrument.

The fair market values of the Company's forward exchange contracts and interest rate swap agreements were determined by obtaining quotes from banks, and are expressed in terms of amounts the Company would receive or pay should the Company's obligations under the instruments be transferred to a third party at the reporting date. The fair values of the Company's forward exchange contracts and interest rate swap agreements approximated the original contract amounts on that basis.


NOTE 5 -- SUPPLEMENTARY CASH FLOW INFORMATION.
Changes in current assets and liabilities, net of the effects of business acquisitions and divestitures, restructuring charges, and nonrecurring operating charges, in reconciling net loss to net cash provided by operations are as follows:

-----------------------------------------------------------------------
                               Cash Provided By (Used For) Operations
Year Ended December 31,               1996       1995        1994
-----------------------------------------------------------------------
(In thousands)

(Increase) decrease in:
 Accounts receivable              $( 8,547)   $27,440    $(20,738)
 Inventories                        21,299     11,915       8,331
 Other current assets               10,522    (20,462)    (26,501)
Increase (decrease) in:
 Trade accounts payable            ( 1,513)     2,720       8,013
 Accrued compensation and other
   accrued expenses                ( 5,344)     3,008       2,461
 Billings in excess of sales       (   268)   (16,670)     14,824
-----------------------------------------------------------------------
Net changes in current assets
 and liabilities                   $16,149     $7,951    $(13,610)
=======================================================================

Cash payments for income taxes totaled $4,900,000, $4,800,000, and $4,600,000 in 1996, 1995, and 1994, respectively. Cash payments for interest in those years totaled $5,000,000, $4,100,000, and $2,400,000, respectively.

Investing and financing transactions in 1996 that did not require cash included the issuance of 438,357 shares of the Company's common stock with a fair market value of $4,000,000 in connection with a professional services agreement related to the Company's efforts to build its public safety business in the Asia Pacific region and a $6,858,000 favorable mark-to-market adjustment of an investment in an affiliated company. See Note 1. Investing and financing transactions in 1995 that did not require cash consisted of acquisition of a business for total consideration of $7,500,000, consisting of issuance of 797,931 shares of the Company's common stock and the granting of stock options on 148,718 of the Company's shares to employees of the acquired company. There were no significant non-cash investing and financing transactions in 1994.


NOTE 6 -- ACCOUNTS RECEIVABLE.
Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Historically, the Company has not experienced significant losses related to trade receivables from individual customers or from groups of customers in any geographic area, with the exception of the 1994 write-off of a $5,500,000 receivable from a Middle Eastern customer. The Company's total accounts receivable from Middle Eastern customers at December 31, 1996 and 1995 was $20,700,000 and $13,600,000, respectively.

Revenues from the U.S. government were $160,800,000 in 1996, $159,300,000 in 1995, and $167,000,000 in 1994, representing approximately 15% of total revenue in all three years. Accounts receivable from the U.S. government was approximately $48,000,000 at December 31, 1996 and 1995. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity and cost-plus award fee contracts, and through commercial sales of products not covered by long-term contracts. Approximately 40% of total federal government revenues are earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is fully anticipated that these contracts will remain in effect through their expiration, the contracts are subject to termination (with damages paid to the Company) at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

Included in accounts receivable are unbilled amounts of $82,300,000 and $75,800,000 at December 31, 1996 and 1995, respectively.

The Company maintained reserves for uncollectible accounts, included in "Accounts receivable" in the consolidated balance sheets at December 31, 1996 and 1995, of $16,700,000 and $20,400,000, respectively.


NOTE 7 -- DEBT AND LEASES.
Short- and long-term debt is summarized as follows:

---------------------------------------------------------------
December 31,                                 1996      1995
---------------------------------------------------------------
(In thousands)

Revolving credit agreement                $20,000   $15,000
Term loan                                  19,029    21,607
Long-term mortgages                        12,889    12,626
Other secured debt                          7,911    13,946
Short-term credit facilities                3,310     1,432
Other                                       2,505     4,930
---------------------------------------------------------------
Total debt                                 65,644    69,541
Less amounts payable within one year       35,880    32,153
---------------------------------------------------------------
Total long-term debt                      $29,764   $37,388
===============================================================

In October 1995, the Company entered into a three year revolving credit agreement with a group of lenders. Borrowings available under the agreement were determined by the amounts of eligible assets of the Company, as defined in the agreement, including cash, accounts receivable, inventory, and property, plant, and equipment, with maximum borrowings of $50,000,000. Borrowings were secured by a pledge of substantially all of the Company's assets in the U.S. and Canada and, under certain circumstances, the accounts receivable of some European subsidiaries of the Company. At December 31, 1996 and 1995, the Company had outstanding borrowings of $20,000,000 and $15,000,000, respectively, and approximately $22,000,000 and $20,000,000, respectively, of the available credit line was allocated to support letters of credit issued by the Company. The rate of interest on all borrowings under the agreement was, at the Company's option, the Citibank base rate of interest plus 1.75% or the Eurodollar rate plus 2.75%. The weighted average interest rate on combined debt outstanding under short-term credit arrangements and revolving credit agreements for 1996 and 1995 was 9.7% and 10.4%, respectively. The agreement required the Company to pay a commitment fee at an annual rate of
 .5% of the average unused daily portion of the revolving credit commitment. In addition, the agreement contained certain financial and restrictive covenants of the Company.

In January 1997, the Company terminated its agreement with this group of lenders and replaced it with a term loan and revolving credit agreement with another lender. As a result, the Company wrote off $3,300,000 million of deferred financing costs associated with the previous agreement. The charge is included in "Nonrecurring operating charges" in the 1996 consolidated statement of operations.

Under the Company's January 1997, three year fixed term loan and revolving credit agreement, available borrowings are determined by the amounts of eligible assets of the Company, as defined in the agreement, including accounts receivable, inventory, and property, plant, and equipment, with maximum borrowings of $100,000,000. The term loan portion of the agreement is in the principal amount of $20,000,000, payable at expiration of the agreement. Borrowings are secured by a pledge of substantially all of the Company's assets in the U.S. The rate of interest on all borrowings under the agreement is the greater of 7% or the Norwest Bank Minnesota National Association base rate of interest (8.25% at inception of the agreement) plus .625%. The agreement requires the Company to pay a facility fee at an annual rate of .15% of the maximum amount available under the credit line, an unused credit line fee at an annual rate of .25% of the average unused portion of the maximum revolving credit line, and a monthly agency fee. At February 21, 1997, the Company had outstanding borrowings of $20,000,000, all of which was classified as long-term debt, and an additional $33,000,000 of the available credit line was allocated to support letters of credit issued by the Company. The effective interest rate on this amount was 8.9%. As of this same date, maximum available credit under the line was approximately $83,000,000.

The term loan and revolving credit agreement contains certain financial covenants of the Company, including minimum net worth, minimum current ratio, and maximum levels of capital expenditures. In addition, the agreement includes restrictive covenants that limit or prevent various business transactions (including repurchases of the Company's stock, dividend payments, mergers, acquisitions of or investments in other businesses, and disposal of assets including individual businesses, subsidiaries, and divisions) and limit or prevent certain other business changes.

In August 1995, the Company entered into a term loan agreement with an Australian bank totaling 35,000,000 Australian dollars (approximately $26,000,000). The loan is payable in varying installments through August 2002 and bears interest at the bank's variable short-term lending rate, which ranged from 6.8% to 9.6% in 1996 (7.5% to 8.2% in 1995). Letters of credit totaling $19,100,000 are pledged as security under the loan agreement. During 1996, the Company entered into a six year interest rate swap agreement in the amount of the term loan to reduce the risk of increases in interest rates, effectively converting the interest rate on this loan to a fixed rate of 9.58%.

The Company has two long-term mortgages on certain of its European facilities. Prior to refinancing in December 1995 and January 1996, the mortgages were payable in varying installments through the year 2017 and bore interest at the floating Amsterdam Interbank Offering Rate (AIBOR), which ranged from 3.9% to 4.6% in 1996 and from 3.9% to 5.7% in 1995. The refinanced mortgages are payable in varying installments through the year 2010 and bear interest at the floating AIBOR rate plus 1%. During 1993, the Company entered into two year interest rate swap agreements in the amounts of the mortgages to reduce the risk of increases in interest rates, effectively converting the interest rates on these mortgages to a fixed rate of 7.4%. The agreements expired in first quarter 1995.

Other secured debt consists of debt to various financial institutions payable in varying installments through 1999 and secured by certain internally used computer equipment. The weighted average interest rate on this debt was approximately 11.5% for 1996 and 1995.

See Note 4 for discussion of fair values of the Company's debt and interest rate swap agreements.

The Company leases various property, plant, and equipment under operating leases as lessee. Rental expense for operating leases was $34,200,000 in 1996, $38,200,000 in 1995, and $38,600,000 in
1994. Subleases and contingent rentals are not significant. Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more are as follows:

----------------------------------------------------------
                                         Operating
                                     Lease Commitments
----------------------------------------------------------
(In thousands)

1997                                       $26,300
1998                                        18,500
1999                                        11,900
2000                                         7,400
2001                                         2,500
Thereafter                                  23,600
----------------------------------------------------------
Total future minimum lease payments        $90,200
==========================================================


NOTE 8 -- INCOME TAXES.
The components of loss before income taxes are as follows:

-----------------------------------------------------------------------
Year Ended December 31,                    1996       1995       1994
-----------------------------------------------------------------------
(In thousands)

U.S.                                   $(42,381)  $(17,779)  $(26,330)
International                           (23,731)   (27,569)   (47,861)
-----------------------------------------------------------------------
Total loss before income taxes         $(66,112)  $(45,348)  $(74,191)
=======================================================================

Income tax benefit (expense) consists of the following:

-----------------------------------------------------------------------
Year Ended December 31,                    1996       1995       1994
-----------------------------------------------------------------------
(In thousands)

Current benefit (expense):
  Federal                              $  3,351    $ 5,251    $19,799
  International                         ( 3,855)    (2,076)   (   203)
-----------------------------------------------------------------------
   Total current                        (   504)     3,175     19,596
-----------------------------------------------------------------------
Deferred benefit (expense):
  Federal                               ( 2,447)    (2,685)   (14,775)
  International                         (    49)    (  490)   (   850)
-----------------------------------------------------------------------
   Total deferred                       ( 2,496)    (3,175)   (15,625)
-----------------------------------------------------------------------
Total income tax benefit (expense)     $( 3,000)   $   ---    $ 3,971
=======================================================================

Deferred income taxes included in the Company's balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax return purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

-----------------------------------------------------------------------
December 31,                                          1996       1995
-----------------------------------------------------------------------
(In thousands)

Current Deferred Tax Assets (Liabilities):
 Inventory reserves                                $23,356    $13,901
 Vacation pay and other employee benefit accruals    3,624      6,413
 Other financial statement reserves, primarily
   allowance for doubtful accounts                   4,000      9,078
 Profit on uncompleted sales contracts
   deferred for tax return purposes                ( 4,297)   ( 8,686)
 Other current tax assets and liabilities, net         912      4,331
-----------------------------------------------------------------------
                                                    27,595     25,037
 Less asset valuation allowance                    (23,617)   (21,209)
-----------------------------------------------------------------------
 Total net current asset  (1)                        3,978      3,828
-----------------------------------------------------------------------

Noncurrent Deferred Tax Assets (Liabilities):
 Net operating loss and tax credit carryforwards:
   U.S. federal and state                           47,019     29,577
   International operations                         38,132     28,964
 Depreciation                                      ( 9,256)   ( 8,632)
 Capitalized software development costs            ( 9,198)   ( 9,322)
 Other noncurrent tax assets and liabilities, net  ( 6,664)   ( 1,165)
-----------------------------------------------------------------------
                                                    60,033     39,422
 Less asset valuation allowance                    (66,237)   (43,303)
-----------------------------------------------------------------------
 Total net noncurrent liability                    ( 6,204)   ( 3,881)
-----------------------------------------------------------------------
Net deferred tax liability                        $( 2,226)  $(    53)
=======================================================================

(1)Included in "Other current assets" in the consolidated balance sheets.

The valuation allowance for deferred tax assets, which consists primarily of reserves against the tax benefit of net operating loss carryforwards, increased by $25,342,000 in 1996 due to the incurrence of additional losses that may be carried forward, the future tax benefits of which cannot be assured. If realized, these tax benefits will be applied to reduce income tax expense in the year of realization.

Net operating loss carryforwards are available to offset future earnings within the time periods specified by law. At December 31, 1996, the Company had a U.S. federal net operating loss carryforward of approximately $92,000,000 expiring from the year 2009 through 2011. International net operating loss carryforwards total approximately $102,000,000 and expire as follows:

------------------------------------------------------------
                                       International
                                    Net Operating Loss
December 31, 1996                      Carryforwards
------------------------------------------------------------
(In thousands)

Expiration:
3 years or less                           $ 11,000
4 to 5 years                                19,000
6 to 10 years                                8,000
Unlimited carryforward                      64,000
------------------------------------------------------------
Total                                     $102,000
============================================================

Additionally, the Company has $3,500,000 of U.S. alternative minimum tax credit carryforwards which have no expiration date.
U.S. research and development tax credit carryforwards of $5,800,000 are available to offset regular tax liability through 2011.

A reconciliation from income tax benefit at the U.S. federal statutory tax rate of 35% to the Company's income tax benefit
(expense) is as follows:

-----------------------------------------------------------------------------
Year Ended December 31,                            1996      1995      1994
-----------------------------------------------------------------------------
(In thousands)

Income tax benefit at federal statutory rate   $ 23,139   $15,872   $25,967
Benefit from Foreign Sales Corp. (FSC)            1,963       905     1,689
Tax effects of international operations, net    ( 8,657)  ( 8,629)   (9,836)
Tax effect of U.S. tax loss carried forward     (23,752)  (10,967)   (3,804)
Tax effect of U.S. tax credits carried forward      ---       ---    (7,900)
Reduction of taxes provided in prior years        4,712       ---       ---
Other - net                                     (   405)    2,819    (2,145)
-----------------------------------------------------------------------------
Income tax benefit (expense)                   $( 3,000)  $   ---   $ 3,971
=============================================================================

The Company does not provide for federal income taxes or tax benefits on the undistributed earnings or losses of its international subsidiaries, because earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. At December 31, 1996, the Company had not provided federal income taxes on earnings of individual international subsidiaries of approximately $49,000,000. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in the various international jurisdictions. Determination of the related amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding of approximately $2,700,000 would be payable if all previously unremitted earnings as of December 31, 1996, were remitted to the U.S. company.


NOTE 9 -- STOCK-BASED COMPENSATION PLANS.
The Company has reserved a total of 3,000,000 shares of common stock to grant as options to key employees under the Intergraph Corporation 1992 Stock Option Plan. Options may be granted at fair market value or at a price less than fair market value on the date of grant. Options are not exercisable prior to twenty four months from the date of grant or later than ten years after the date of grant. At December 31, 1996, 1,151,641 shares were available for future grants.

Under the 1995 Employee Stock Purchase Plan, 3,200,000 shares of common stock were made available for purchase through a series of five consecutive annual offerings each June beginning June 1, 1995. In order to purchase stock, each participant may have up to 10% of his or her pay, not to exceed $25,000 in any offering period, withheld through payroll deductions. All full time employees, except members of the Administrative Committee of the Plan, are eligible to participate. The purchase price of each share is 85% of the closing market price of the Company's common stock on the last pay date of each calendar month. Employees purchased 352,759, 358,687, and 510,625 shares of stock in 1996, 1995, and 1994, respectively, under the 1995 and predecessor Plans. At December 31, 1996, 2,655,727 shares were available for future purchases.

As allowed under the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company has elected to apply Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based plans. Accordingly, the Company has recognized no compensation expense for these plans. Had the Company accounted for its stock-based compensation plans based on fair value of awards at grant date consistent with the methodology of SFAS 123, the Company's net loss and loss per share would have been increased as indicated below. The effects of applying SFAS 123 on a pro forma basis are not likely to be representative of the effects on reported pro forma net income (loss) for future years as the estimated compensation costs reflect only options granted subsequent to December 31, 1994.

----------------------------------------------------------------------------
Year Ended December 31,                                    1996       1995
----------------------------------------------------------------------------
(In thousands except per share amounts)

Net loss                                  As reported  $(69,112)  $(45,348)
                                          Pro forma    $(71,447)  $(46,757)

Primary and fully diluted loss per share  As reported  $(  1.46)  $(   .98)
                                          Pro forma    $(  1.51)  $(  1.01)
============================================================================

Under the methodology of SFAS 123, the fair value of the Company's fixed stock options was estimated at the date of grant using the Black-Scholes option pricing model. The multiple option approach was used, with assumptions for expected option life of 1.39 years after vest date and 40% expected volatility for the market price of the Company's stock. Dividend yield is excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations. Risk free interest rates were determined separately for each grant and are as follows:

--------------------------------------------------------------
                                     Risk Free Interest Rate
Expected Life                        -----------------------
(in years)                              1996           1995
--------------------------------------------------------------

  3.39                                 6.55%          5.95%
  4.39                                 6.67%          6.02%
  5.39                                 6.74%          6.09%
  6.39                                 6.79%          6.17%
==============================================================

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because the subjectivity of assumptions can materially affect estimates of fair value, the Company believes the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

Shares issued under the Company's stock purchase plan were valued at the difference between the market value of the stock and the discounted purchase price of the shares on the date of purchase. The date of grant and the date of purchase coincide for this plan.

The weighted average grant date fair values of options granted to employees during 1996 and 1995 were $3.92 and $4.84, respectively, under the 1992 stock option plan and $1.78 and $1.88, respectively, under the 1995 stock purchase plan.

Activity in the Company's fixed stock option plan for the years ended December 31, 1996, 1995, and 1994 is summarized as follows:

-------------------------------------------------------------------------------
                              1996               1995               1994
                       ------------------ ------------------ ------------------
                                 Weighted           Weighted           Weighted
                                  Average            Average            Average
                                 Exercise           Exercise           Exercise
                         Shares    Price    Shares    Price    Shares    Price
-------------------------------------------------------------------------------
Outstanding at
 beginning of year     1,778,304  $10.42  1,260,637  $10.48  1,408,925  $11.01
Granted at fair value    290,018    9.47  1,244,000   11.12     70,000    9.50
Granted at less than
 fair value                  ---     ---    148,718    1.25        ---     ---
Exercised               ( 53,898)   5.28   (836,469)   9.94        ---     ---
Expired                 ( 14,982)   9.23        ---     ---   (146,157)  15.00
Forfeited               (168,025)  11.02   ( 38,582)   9.97    (72,131)  10.87
-------------------------------------------------------------------------------
Outstanding at
 end of year           1,831,417  $10.38  1,778,304  $10.42  1,260,637  $10.48
-------------------------------------------------------------------------------

Exercisable at
 end of year             247,874  $ 9.12    160,171  $ 7.68    598,814  $10.91
===============================================================================

Further information relating to stock options outstanding at December 31, 1996 is as follows:

-----------------------------------------------------------------------------------------------
                                     Options Outstanding                 Options Exercisable
                         -------------------------------------------  -------------------------
                                    Weighted Average    Weighted                   Weighted
                                        Remaining        Average                    Average
Range of Exercise Prices    Number  Contractual Life  Exercise Price     Number  Exercise Price
-----------------------------------------------------------------------------------------------
$   .90 to $ 3.75           30,335    7.58 years          $ 1.33         22,294      $ 1.40
$ 7.875 to $ 9.50          586,223    7.77                  8.97        173,241        8.56
$11.125 to $16.00        1,214,859    8.29                 11.28         52,339       14.23
-----------------------------------------------------------------------------------------------
                         1,831,417    8.11                $10.38        247,874      $ 9.12
===============================================================================================

Options shown above with a weighted average exercise price of $1.25 per share and a range of exercise prices of $.90 to $3.75 were granted in 1995 as the result of a business acquisition in which the Company assumed the total shares and price obligations under the acquired company's stock option plans. All other option grants during the three year period ended December 31, 1996 were at the fair market value of the Company's stock at date of grant.


NOTE 10 -- EMPLOYEE BENEFIT PLANS.
The Intergraph Corporation Stock Bonus Plan was established in 1975 to provide retirement benefits to substantially all U.S. employees. Effective January 1, 1987, the Company amended the Plan to qualify it as an employee stock ownership plan (ESOP). The Company makes contributions to the Plan in amounts determined at the discretion of the Board of Directors, and the contributions are funded with Company stock. Amounts are allocated to the accounts of participants based on compensation. Benefits are payable to participants subject to the vesting provisions of the Plan. The Company has not made a contribution to the Plan since 1991.

In 1990, the Company established the Intergraph Corporation SavingsPlus Plan, an employee savings plan qualified under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. employees. Employees can elect to contribute up to 15% of their compensation to the Plan. The Company matches 50% of employee contributions up to 6% of each employee's compensation. Company contributions to the Plan were $5,687,000, $5,886,000, and $6,169,000 in 1996, 1995, and 1994, respectively.

The Company maintains various retirement benefit plans for employees of its international subsidiaries, primarily defined contribution plans that cover substantially all employees. Contributions to the plans are made in cash and are allocated to the accounts of participants based on compensation. Benefits are payable based on vesting provisions contained in each plan. Contributions to the plans were $3,678,000, $3,856,000, and $3,331,000 in 1996, 1995, and 1994, respectively.


NOTE 11-- OPERATIONS BY GEOGRAPHIC AREA.
International markets, particularly Europe, continue in importance to the industry and to the Company. The Company's operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policies or restrictions, currency exchange fluctuations, and other factors.

The following summary of operations by geographic area includes both sales to unaffiliated customers and intercompany sales between geographic areas. Sales between geographic areas are accounted for under a transfer pricing policy. Loss from operations by geographic areas reflects these sales.

-----------------------------------------------------------------------
Year Ended December 31,                  1996        1995        1994
-----------------------------------------------------------------------
(In thousands)

Revenues
United States:
 Unaffiliated customers - U.S.     $  488,759  $  500,295  $  526,082
 Unaffiliated customers - export       42,061      49,035      38,908
 Consolidated subsidiaries            232,871     217,171     199,663
-----------------------------------------------------------------------
                                      763,691     766,501     764,653
-----------------------------------------------------------------------

Europe:
 Unaffiliated customers               363,255     390,715     344,579
-----------------------------------------------------------------------

Asia Pacific:
 Unaffiliated customers               127,607      91,284      70,645
 U.S. parent                            2,257       2,252       2,250
-----------------------------------------------------------------------
                                      129,864      93,536      72,895
-----------------------------------------------------------------------

Other International:
 Unaffiliated customers                73,651      66,649      61,189
 U.S. parent                            1,320         770         370
-----------------------------------------------------------------------
                                       74,971      67,419      61,559
-----------------------------------------------------------------------
Eliminations -- net                 ( 236,448)  ( 220,193)  ( 202,283)
-----------------------------------------------------------------------
Total revenues                     $1,095,333  $1,097,978  $1,041,403
=======================================================================

Loss From Operations
United States                      $(  30,346) $(  12,261) $(  27,640)
Europe                              (  32,299)  (  27,663)  (  33,147)
Asia Pacific                        (   5,917)  (  10,799)  (   5,716)
Other International                 (   5,424)  (  10,106)  (  11,687)
Eliminations -- net                     5,262       6,684       5,548
-----------------------------------------------------------------------
Total loss from operations         $(  68,724) $(  54,145) $(  72,642)
=======================================================================

Identifiable Assets
United States                      $  522,966  $  558,446  $  586,041
Europe                                204,913     248,459     239,649
Asia Pacific                           85,197      85,205      59,525
Other International                    40,147      46,234      49,934
Eliminations -- net                 (  96,876)  ( 112,299)  (  95,531)
-----------------------------------------------------------------------
Total identifiable assets          $  756,347  $  826,045  $  839,618
=======================================================================

Loss from operations in 1994 includes a restructuring credit (reversal of the unincurred portion of the 1993 restructuring charge) of $4,826,000 in Europe. Loss from operations in 1995 includes restructuring charges of $4,778,000 in the U.S., $978,000 in Europe, and $284,000 in Other International. Loss from operations in 1996 includes a charge of $10,545,000 in the U.S. for a $7,245,000 revaluation of the assets of two noncore business units planned for disposal through sales to third parties and a $3,300,000 write-off of deferred financing fees due to the Company's early termination of its revolving credit agreement with a group of lenders.


NOTE 12 -- RELATED PARTY TRANSACTIONS.
Bentley Systems, Inc.: Through December 31, 1994, the Company had an exclusive license agreement with Bentley Systems, Inc. (BSI), a 50%-owned affiliate of the Company, under which the Company distributed MicroStation, a software product developed and maintained by BSI and utilized in many of the Company's software applications. Under this agreement, the Company paid royalties to BSI based on its sales of MicroStation. Royalties expense totaled $21,820,000 in 1994.

Effective January 1, 1995, the Company has a nonexclusive license to sell MicroStation via its direct sales force, and to sell MicroStation via its indirect sales channels if MicroStation is sold with other Intergraph products. In addition, effective January 1, 1995 and 1996, the per copy fee payable by the Company to BSI was increased and, for 1995 only, BSI paid the Company a per copy distribution fee based on BSI's MicroStation sales to resellers. See Note 2 and Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion of the Company's business relationship with BSI.

The Company's purchases from BSI totaled $14,244,000 in 1996 and $39,329,000 in 1995, and the per copy distribution fees earned by the Company from BSI totaled $7,414,000 in 1995. Amounts due from BSI or for which the Company holds the right to delivery of BSI products totaled $10,700,000 and $13,000,000 at December 31, 1996 and 1995, respectively.

Loan Program for Executive Officers: In order to encourage retention of Company stock by executive officers, the Company adopted a loan program effective January 1993, under which executive officers may borrow from the Company, on an unsecured basis, an amount not exceeding (1) the current market value of the common stock of the Company owned by any such executive officer, and/or (2) the net value (current market price less exercise price) of currently exercisable stock options owned by any such executive officer. Interest is charged on a monthly basis at the prevailing prime rate. Principal and interest must be repaid by the earliest to occur of termination of employment, the attainment of a designated market price for the Company's stock or the sale of a certain number of shares by loan recipients, or April 30, 1997. At December 31, 1996 and 1995, James W. Meadlock, Chief Executive Officer and Chairman of the Board of the Company, was indebted to the Company in the amounts of $5,530,000 and $5,165,000, respectively, under the program.


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


NOTE 14 -- SUMMARY OF QUARTERLY INFORMATION -- UNAUDITED.

-----------------------------------------------------------------------------
Quarter Ended                        March 31   June 30  Sept. 30  Dec. 31
-----------------------------------------------------------------------------
(In thousands except per share amounts)

Year ended December 31, 1996:
Revenues                             $256,706  $268,166  $276,313  $294,148
Gross profit                           95,401   101,370   103,001   103,653
Net loss                              ( 6,391)  (15,179)  (13,930)  (33,612)
Net loss per share                    (   .14)  (   .32)  (   .29)  (   .71)
Weighted average shares outstanding    46,902    46,922    47,243    47,636

Year ended December 31, 1995:
Revenues                             $257,329  $260,167  $279,231  $301,251
Gross profit                           98,148   101,387   105,972   124,184
Net income (loss)                     (22,472)  (21,958)  ( 8,049)    7,131
Net income (loss) per share           (   .49)  (   .48)  (   .17)      .15
Weighted average shares outstanding    45,601    45,929    46,146    46,616

==============================================================================

First quarter 1996 losses were reduced by a $.20 per share gain on the sale of the Company's stock investment in an affiliated company. Fourth quarter 1996 losses were increased by a $.21 per share charge for nonrecurring operating expenses, primarily revaluation of the assets of two noncore business units and write-off of deferred financing fees.

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


REPORT OF INDEPENDENT AUDITORS
To the Board of Directors and Shareholders
Intergraph Corporation


We have audited the accompanying consolidated balance sheets of Intergraph Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended
December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intergraph Corporation and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended
December 31, 1996, in conformity with generally accepted accounting principles.



Birmingham, Alabama
January 30, 1997


DIVIDEND POLICY

The Company has never declared or paid a cash dividend on its common stock. It is the present policy of the Company's Board of Directors to retain all earnings to finance the Company's operations. In addition, payment of dividends is restricted by the Company's term loan and revolving credit agreement.

PRICE RANGE OF COMMON STOCK

Since April 1981, Intergraph common stock has traded on The NASDAQ Stock Market under the symbol INGR. As of January 31, 1997, there were 47,758,544 shares of common stock outstanding, held by 6,092 shareholders of record. The following table sets forth, for the periods indicated, the high and low sale prices of the Company's common stock as reported on The NASDAQ Stock Market.

----------------------------------------------------------
                          1996                   1995
Period               High      Low         High        Low
----------------------------------------------------------

First Quarter     $20 1/8   $14 5/8     $14 3/8    $ 8 1/8
Second Quarter     16 1/4    11 1/8      14         10
Third Quarter      13 1/8     8 5/8      13         10 7/8
Fourth Quarter     12 5/8     8 5/8      18 1/2     11 5/8
==========================================================

TRANSFER AGENT AND REGISTRAR

Harris Trust and Savings Bank
Shareholder Services Division
311 W. Monroe Street
P. O. Box A-3504
Chicago, IL  60690-3504

CORPORATE COUNSEL

Lanier Ford Shaver & Payne P.C.
200 West Court Square, Suite 5000
Huntsville, AL  35801

INDEPENDENT AUDITORS

Ernst & Young LLP
AmSouth/Harbert Plaza, Suite 1900
Birmingham, AL  35203

FORM 10-K

A copy of the Company's Form 10-K filed with the Securities and Exchange Commission is available without charge upon written request to Shareholder Relations, Intergraph Corporation,
Huntsville, AL  35894-0001.

ANNUAL MEETING

The annual meeting of Intergraph Corporation will be held May 15, 1997, at the Corporate offices in Huntsville, Alabama.


                            BOARD MEMBERS AND OFFICERS


BOARD OF DIRECTORS           EXECUTIVE VICE PRESIDENTS    VICE PRESIDENTS

James W. Meadlock            Wade C. Patterson            Thomas G. Baybrook
Chief Executive Officer and  President, Intergraph
Chairman of the Board        Computer Systems             Klaas Borgers

Roland E. Brown              William E. Salter            Roger O. Coupland
Director                     President, Intergraph
                             Federal Systems              Jeffrey H. Edson
Larry J. Laster
Executive Vice President     Tommy D. Steele              Graeme J. Farrell
and Director                 President, Intergraph
                             Software Solutions           Milford B. French
Keith H. Schonrock Jr.
Director                     Lawrence F. Ayers Jr.        Jeffrey P. Heath

James F. Taylor Jr.          Edward F. Boyle              Fred D. Heddens
Executive Vice President,
President, International     Penman R. Gilliam            Rune Kahlbom
Public Safety, and Director
                             Neil E. Keith                William H. McClure
Robert E. Thurber
Executive Vice President     Richard H. Lussier           Winston P. Newton
and Director
                             Nancy B. Meadlock            John R. Owens

                             Stephen J. Phillips          Robert Patience

                             Edward A. Wilkinson          Stephen B. Rowles

                             Allan B. Wilson              David K. Stinson Jr.

                             Manfred Wittler              John W. Wilhoite


                                                          SECRETARY

                                                          John R. Wynn