Form 10-K, Exhibit 13
period 1997-12-31
INTERGRAPH CORP
filed 1998-03-30
CIK 351145

Five Year Financial Summary

-------------------------------------------------------------------------------
                           1997        1996        1995        1994        1993
-------------------------------------------------------------------------------
(In thousands except per share amounts)

Revenues             $1,124,305  $1,095,333  $1,097,978  $1,041,403  $1,050,277
Restructuring charges
(credit)                    ---         ---       6,040    (  4,826)     89,806
Nonrecurring
operating charges         1,095      10,545         ---         ---         ---
Gains on sales of
investments in
affiliates                4,858      11,173       6,493       5,815         ---
Net loss                (70,237)    (69,112)    (45,348)    (70,220)   (116,042)
Net  loss  per  share,
basic and diluted       (  1.46)    (  1.46)    (   .98)    (  1.56)   (   2.51)
Working capital         204,534     230,804     261,140     282,893     348,756
Total assets            720,989     756,347     826,045     839,618     855,329
Total debt              104,665      65,644      69,541      61,114      26,606
Shareholders' equity    368,783     447,263     504,064     522,337     588,710


Information contained in this report may include statements that are forward-looking as defined in Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Annual Report.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Summary. The following summarized financial data sets forth the results of operations of the Company for the three year period ended December 31, 1997. The complete consolidated financial statements of the Company, including footnote disclosures, are presented on pages 27 to 45 of this annual report.

----------------------------------------------------------------------------
                                                 1997      1996      1995
----------------------------------------------------------------------------
(In millions except per share amounts)

Revenues                                       $1,124    $1,095    $1,098
Cost of revenues                                  724       692       668
----------------------------------------------------------------------------
Gross profit                                      400       403       430

Operating expenses                                454       461       478
Restructuring charge                              ---       ---         6
Nonrecurring operating charges                      1        11       ---
----------------------------------------------------------------------------
Loss from operations                            (  55)    (  69)    (  54)

Arbitration award                               (   6)      ---       ---
Gains on sales of investments in affiliates         5        11         7
All other income (expense) - net                (  10)    (   8)        2
----------------------------------------------------------------------------
Loss before income taxes                        (  66)    (  66)    (  45)

Income tax expense                              (   4)    (   3)       ---
----------------------------------------------------------------------------
Net loss                                       $(  70)   $(  69)   $(  45)
============================================================================
Net loss per share, basic and diluted          $(1.46)   $(1.46)   $( .98)
============================================================================

In 1993 the Company began the process of transformation from its proprietary, closed-system product offerings to the open computing environment of products based on Intel Corporation hardware and Microsoft Corporation software. The dedication of significant Company resources to hardware, software, and system implementation for this new environment contributed substantially to the Company's operating losses for 1993 through 1996.

For hardware implementation, the Company chose to use only Intel processors and to focus its efforts and image creation on its core capabilities, specifically very high performance computational and graphics capabilities. This high-end market in the Windows NT operating system environment is supported only by Intel-based hardware products. The Company expected that its four year hardware development effort and investment in the high-end graphics market would result in substantially increased revenues and profits in 1997, but these benefits were not realized due to actions of Intel described separately in the "Intel Litigation" section of this report.

In addition to the factors noted above, demand for the Company's software products has not met expectations, and gross margin on product sales has continued to decline due to price competition in the industry.

The Company expects that the industry will continue to be characterized by higher performance and lower priced products, intense competition, rapidly changing technologies that result in shorter product cycles, and development and support of software standards that result in less specific hardware and software dependencies by customers. The Company believes that its operating system and hardware architecture strategies are the correct choices, that the industry has accepted Windows NT, and that Windows NT is becoming the dominant operating system in the majority of markets served by the Company. Competing operating systems and products are available in the market, and competitors of the Company offer or are adopting Windows NT and Intel as the systems for their products. Improvement in the Company's operating results will depend on its ability to accurately anticipate customer requirements and technological trends and to rapidly and continuously develop and deliver new hardware and software products that are competitively priced, offer enhanced performance, and meet customers' requirements for standardization and interoperability. To achieve and maintain profitability, the Company must substantially increase sales volume and/or further align its operating expenses with the level of revenue and gross margin being generated.

Restructuring and Nonrecurring Operating Charges. In response to industry conditions, the Company undertook its first restructuring plan in 1993. During 1995, the Company undertook a second restructuring plan designed to further adapt the Company's cost structure to changing industry and market conditions. The 1995 plan as originally conceived consisted of direct reductions in workforce, other workforce reductions through attrition, and disposition of four unprofitable business units over the twelve month period ended June 30, 1996. The 1995 plan, had it been fully executed with respect to the four business units, was expected to provide an operating expense reduction of approximately $100 million annually on a prospective basis. Of this total anticipated annual savings, approximately $66 million was to be derived from disposition of the four unprofitable business units.

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

During the fourth quarter of 1996, the Company determined that two of the four business units included in the original 1995 plan should be retained based on their future prospects and strategic value to other business units. At this same time, the Company recorded a nonrecurring operating charge of $10.5 million, consisting of a $7.2 million revaluation of the assets of the two noncore business units held for sale and an unrelated $3.3 million write-off of deferred financing costs due to early termination of the Company's revolving credit agreement with a group of lenders. The $10.5 million charge is included in "Nonrecurring operating charges" in the 1996 consolidated statement of operations.

In early 1997, the Company sold the two noncore business units to third parties. The total loss on these sales was $8.3 million, of which $7.2 million had been included in the asset revaluation recorded in 1996. The remaining loss of $1.1 million is included in "Nonrecurring operating charges" in the 1997 consolidated statement of operations. Revenues and losses of the two units totaled $24 million and $16 million, respectively, for 1996, and $43 million and $7 million, respectively, for 1995. Total assets of the units totaled $14 million at December 31, 1996. The two business units did not have a material effect on the Company's results of operations for the period in 1997 prior to their disposal.

See "Subsequent Events" following for description of the February
1998 restructuring plan for the Company's European operations.

Litigation and Other Risks and Uncertainties. The Company has ongoing litigation, and its business is subject to certain risks and uncertainties, including those described below.

Intel Litigation. The Company filed a legal action on November 17, 1997, in U.S. District Court, the Northern District of Alabama, Northeastern Division, charging Intel Corporation, the supplier of all of the Company's microprocessor needs, with anticompetitive business practices. In the lawsuit, Intergraph alleges that Intel is attempting to coerce the Company into relinquishing to Intel certain computer hardware patents through a series of wrongful acts, including interference with business and contractual relations, interference with technical assistance from third party vendors, breach of contract, negligence, misappropriation of trade secrets, and fraud based upon Intel's failure to promptly notify the Company of defects in Intel's products and timely correction of such defects, and further alleging that Intel has infringed upon the Company's patents. The Company's patents define the architecture of the cache memory of an Intergraph developed microprocessor. The Company believes this architecture is at the core of Intel's entire Pentium line of microprocessors and systems. On December 3, 1997, the Company amended its complaint to include a count charging Intel with violations of federal antitrust laws. Intergraph asserts claims for compensatory and treble damages resulting from Intel's wrongful conduct and infringing acts, and punitive damages in an amount sufficient to punish and deter Intel's wrongful conduct. Additionally, the Company has requested that Intel be enjoined from continuing the alleged wrongful conduct which is anticompetitive and/or violates federal antitrust laws, so as to permit Intergraph uninterrupted development and sale of Intel-based products.

On November 21, 1997, the Company filed a motion in the Alabama Court to enjoin Intel from disrupting or delaying its supply of products and product information, pending resolution of Intergraph's legal action. The Court has not entered a ruling on this motion.

Intel filed a retaliatory legal action on November 17, 1997, in the U.S. District Court, the Northern District of California, requesting, among other things, i) that the Court declare Intergraph's patents invalid and/or not infringed by Intel, ii) that Intergraph be enjoined from making further assertions that Intel's customers infringe Intergraph's patents through use of Intel's microprocessors, iii) that the Court declare that Intel has no obligation to disclose any of its trade secrets or other confidential information to Intergraph, and iv) that the Court declare that Intel's decision to discontinue the provision of trade secrets and other confidential information to Intergraph does not violate any doctrine of federal or state statutory or common law. Intel filed a second legal action in the California Court on November 24, 1997, charging Intergraph with breach of contract related to wrongful retention of and failure to return Intel information supplied under nondisclosure agreements, and misappropriation of trade secrets as a result of the same. Intel asserts claims for damages and awards of yet undetermined amounts and requests a preliminary and permanent injunction under which Intergraph would return and make no further use of Intel confidential information.

On December 8, 1997, the Alabama Court directed the Company and Intel to file joint motions in the California cases to stay the two legal actions brought by Intel, pending the Court's consideration of a motion to transfer and consolidate venue. The joint motions were filed and stays were granted by the California Courts. On January 15, 1998, Intel filed a motion before the Alabama Court for a change in venue to California. A decision to transfer venue has not been reached.

Background. The Company's patents relate to its RISC (reduced instruction set computing)-based Clipper microprocessor, which was the industry's first attempt to bring mainframe computing power to compact, low cost, integrated circuit technology. In 1992, Intergraph began evaluation of a transition from Clipper to Intel's microprocessor for use in its future workstation products. At that time, Intel had little experience with workstations or the workstation market and had been unsuccessful in the development of its own RISC-based microprocessor for the workstation market. In 1993, Intergraph began discussions with Intel regarding this transition. Based on Intel's representations regarding its microprocessor development plans for the workstation market, Intergraph began the transition from Clipper to Intel-based design, and the two companies cooperated in introduction to the market of the Intel/Windows NT platform as an alternative to the RISC/UNIX platform. The Company ceased further design of its Clipper microprocessor at the end of 1993, and made a substantial investment in redesign of its hardware platform for utilization of Intel microprocessors. The Company relied on the assurances, representations, and commitments of Intel that they would supply Intergraph's microprocessor needs on fair and reasonable terms, and would provide Intergraph with the essential technical information, assistance, and advice necessary to utilize the microprocessors to be developed and supplied by Intel. As a result of the assurances of Intel and its transition to Intel-based workstations, Intergraph is technologically and economically bound to the use of Intel's microprocessors.

Effects. The Company's workstations are developed for and sold in the high-end workstation market. Successful participation in this market requires involvement in Intel product development programs that provide advance information for the development of new products to be sold by Intergraph and others and permit formulation of standards and specifications for those new products. Intergraph's product design and release cycle has been severely impacted by Intel's refusal to provide Intergraph with advance technology and product information and immediate information on Intel defects and corrections. Intel has continued to provide that information to the Company's competitors. As a result of Intel's refusal to provide this vital information, the launch of Intergraph's TDZ 2000 line of workstations was delayed by approximately two months. Additionally, Intel's delay in shipment to the Company of its Deschutes microprocessor and its refusal to provide related advance technical information to the Company is impairing Intergraph's ability to compete. The Company's competitors began shipping hardware products based on this microprocessor in January 1998. The Company expects it will begin shipping its hardware products based on the Deschutes microprocessor at the end of March, two months behind its competitors.

It is Intel's customary practice among all customers to allocate a quarterly supply of microprocessors one quarter in advance of shipment. The Company believes Intel has allocated it an adequate supply of microprocessors through June 30, 1998, with the exception of the yet to be released Deschutes microprocessors.

The Company believes that Intel's actions have and will continue to have significant adverse effects on its financial position and results of operations, specifically in terms of lost revenues, uncertainty of supply, and legal expenses. The cost of converting the Company's products to use of another microprocessor would be prohibitive.

The Company believes it was necessary to take legal action against Intel in order to defend its growing workstation business, its intellectual property, and the investments of its shareholders. The Company is vigorously prosecuting its positions and believes it will prevail in these matters, but at present is unable to predict an outcome. See "Other Risks and Uncertainties" below for additional information regarding Intel's actions.

Bentley Litigation. The Company is the owner of approximately 50% of the outstanding stock of Bentley Systems, Inc. (Bentley), the developer and owner of MicroStation, a software product utilized in many of the Company's software applications and for which the Company serves as a nonexclusive distributor. In May 1997, the Company received notice of the adverse determination of an arbitration proceeding with Bentley in which the Company had alleged that Bentley inappropriately and without cause terminated a contractual arrangement with the Company, and in which Bentley had filed a counterclaim against the Company seeking significant damages as the result of the Company's alleged failure to use best efforts to sell software support services pursuant to terms of the contractual arrangement terminated by Bentley. The arbitrator's award against the Company was in the amount of $6.1 million and is included in "Arbitration award" in the 1997 consolidated statement of operations. Approximately $5.8 million in fees otherwise owed the Company by Bentley were offset against the amount awarded Bentley. In addition, the contractual arrangement that was the subject of this arbitration was terminated effective with the award and, as a result, the Company no longer sells the related software support services under this agreement. The Company and Bentley have entered into a new agreement which establishes single support services between the two companies. The Company believes that neither the arbitration related change in Bentley software support services or its new agreement with Bentley relative to such services will have a material impact on the Company's financial position, results of operations or cash flows in future periods.

In a second proceeding, Bentley commenced arbitration against the Company in March 1996, alleging that the Company failed to properly account for and pay to Bentley certain royalties on its sales of Bentley software products, and seeking significant damages.
Hearings on this matter are in process and may continue through the end of the Company's third quarter of 1998. The Company denies that it has breached any of its contractual obligations to Bentley and is vigorously defending its position in this proceeding, but at present is unable to predict an outcome.

Zydex Litigation. The Company filed a legal action in August 1995 seeking to dissolve and wind up its business arrangement with Zydex, Inc., a company with which it jointly developed its plant design software application ("PDS"), and seeking an order allowing the Company to continue the business of that arrangement without further responsibility or obligation to Zydex. In November 1995, Zydex filed a counterclaim against the Company alleging wrongful dissolution of the business relationship and seeking both sole ownership of PDS and significant compensatory and punitive damages. In September 1997, the Court issued an order resolving all disputed issues and requiring the parties to settle, and dismissed the case. A closing of the final settlement agreement occurred on January 15, 1998.

The final settlement included the purchase by Intergraph of 100% of the common stock of Zydex for $26.3 million, with $16 million paid at closing of the agreement and the remaining amount payable in 15 equal monthly installments, including interest. The deferred payment portion of the total purchase price is secured by a subordinate interest in the PDS intellectual property and by an irrevocable letter of credit in favor of the former owner of Zydex. Interest on the unpaid amount accrues at a rate 1% less than the rate charged by Intergraph's primary lender. The former owner of Zydex will retain certain rights to use, but not sell or sublicense, PDS products for a period of 15 years following the date of closing. In addition to the purchase price of the common stock, Intergraph was required to pay additional royalties to Zydex in the amount of $1 million at closing of the agreement. These royalties have been included in the Company's 1997 results of operations. The January 15, 1998 cash payment to Zydex was funded by the Company's primary lender. See "Liquidity and Capital Resources" section below for discussion of the Company's liquidity.

The Company has recorded the settlement in its books of account as of the date of closing of the final settlement agreement. The
Company believes its settlement with Zydex will improve its annual operating results by an estimated $5 million.

PDS is currently the Company's second highest volume software offering. Sales of PDS software and maintenance for 1997 totaled $48 million. Total process and building solutions industry sales for 1997 were $101 million, including PDS software and maintenance, horizontal products and maintenance, and training and consulting revenues.

Other Risks and Uncertainties. The Company develops its own graphics, data management, and applications software as part of its continuing product development activities. The Company has standard license agreements with Microsoft Corporation for use and distribution of the Windows NT operating system and with UNIX Systems Laboratories for use and distribution of the UNIX operating system. The license agreements are perpetual and allow the Company to sublicense the operating systems software upon payment of required sublicensing fees. The Company also has an extensive program for the licensing of third-party application and general utility software for use on systems and workstations.

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

As industry standards proliferate, there is a possibility that the patents of others may become a significant factor in the Company's business. Personal computer technology is widely available, and many companies, including Intergraph, are attempting to develop patent positions concerning technological improvements related to personal computers and workstations. With the possible exception of its ongoing litigation with Intel (in which the Company expects to prevail), it does not appear the Company will be prevented from using the technology necessary to compete successfully, since patented technology is typically available in the industry under royalty bearing licenses or patent cross licenses, or the technology can be purchased on the open market. Any increase in royalty payments or purchase costs would increase the Company's costs of manufacture, however, and it is possible that some key improvement necessary to compete successfully in markets served by the Company may not be available.

An inability to retain significant third party license rights, in particular the Microsoft license, to protect the Company's copyrights, trademarks, and patents, or to obtain current technical information or any required patent rights of others through licensing or purchase, all of which are important to success in the industry in which the Company competes, could significantly reduce the Company's revenues and adversely affect its results of operations.

Technology significant to the Company is sometimes made available in the form of proprietary information or trade secrets of others. Prior to the dispute with Intel, Intel had made freely available technical information used by the Company to design, market and support its products that use Intel components. Such information is claimed by Intel to be proprietary and is made available by Intel only under nondisclosure agreements. At present Intel is withholding such information, attempting to cancel existing agreements and refusing to enter into new nondisclosure agreements with the Company. Intel's actions are the subject matter of current litigation, and the Company has applied to the Court for relief in the short term, as well as at the conclusion of the lawsuit.
Intel's actions are damaging the Company by slowing the introduction of new products using Intel components and preventing proper maintenance and support of Company products using Intel components. The Company expects that relief will be forthcoming from the Court. However, if relief is denied, the Company will be materially affected and may be forced to alter its future business plans or to accept unfavorable terms from Intel in settlement of the lawsuit.

See Notes 1, 4, 6, 7, and 11 to Consolidated Financial Statements for further discussion of risks and uncertainties related to the Company.

Year 2000 Issue. Until recently, most computer programs were written to store only two digits of date-related information. Such programs are thus unable to distinguish between the year 1900 and the year 2000. Unless corrected or replaced, programs with this inability could cause widespread data processing malfunctions and computer system failures.

The Company has reviewed its product line to identify and resolve Year 2000 issues. All hardware and software products offered in the Company's standard price list at January 1, 1998 are Year 2000 compliant or will be so certified as new versions and utilities are released in 1998. The Company is evaluating prior generations of its hardware and software products to determine which products it will make Year 2000 compliant. The Company's experience with this issue reinforces general industry expectations that engineering and related technical applications, which typically perform few date manipulations or comparisons, will be affected minimally by this issue as compared to business and financial systems, which are heavily date dependent. The Company does not anticipate that its product compliance costs will have a material impact on its results of operations or financial condition. However, there can be no guarantee that its estimates will be achieved, and actual results could differ materially from those anticipated.

An effort has been underway since 1996 to identify and resolve Year 2000 issues affecting the Company's internal business systems. The Company expects to successfully implement all internal systems and programming changes necessary to resolve Year 2000 issues. This effort is expected to increase the Company's operating costs in 1998 and 1999; however, the Company does not anticipate that these costs will have a material effect on its results of operations or financial condition for either of those years.

To ensure the Company's critical suppliers are able to continue uninterrupted supply, the Company is conducting a program of investigation with these suppliers and includes Year 2000 provisions in its new supplier agreements. The Company is also initiating discussions with other entities with which it interacts electronically, including customers and financial institutions, to ensure those parties have appropriate plans to remediate Year 2000 issues where their systems interface with the Company's systems or otherwise impact its operations. The Company could be adversely impacted if suppliers, customers, and other businesses do not address this issue successfully. The Company continues to assess these risks in order to reduce any potential adverse impact.

Orders. Systems orders for 1997 were $774 million, a 7% increase over the prior year after increases of 1% and 12% in 1996 and 1995, respectively. The Company substantially completed its product transition in 1995; however, order levels in all three years were affected by slower than anticipated customer acceptance of the Company's products based on its Windows NT/Intel strategy, and further affected in 1997 by the previously described actions of Intel. The growing availability of new products throughout 1995 resulted in orders sequentially improving with each quarter to end that year with a 12% increase. In 1996 and 1997, orders for the Company's systems were characterized by heavier, though less than anticipated, demand for the Company's hardware product offerings, which was offset by softer demand for its software products. New software and certain of the new hardware products released in 1996 did not generate significant orders or revenues during the year. Initial releases of the Company's new software products were delayed until late 1996 and contained certain performance problems. These problems were resolved in subsequent releases of the products during fourth quarter 1996 and first quarter 1997, and sales momentum began to increase during the second quarter of 1997. However, hardware orders in the last half of 1997 were adversely impacted by a two month delay in shipment of the Company's new TDZ 2000 line of workstations resulting from Intel's wrongful conduct and delays.

Geographic Regions. U.S. orders, including federal government orders, totaled $407 million for the year, up 24% after a decline of 7% in 1996 and an increase of 11% in 1995. Growth in the Company's hardware business and a 25% increase in orders received from the federal government accounted for the majority of the 1997 increase. The orders decline in 1996 resulted primarily from a decrease in orders in one of the Company's noncore business units sold in early 1997. Excluding this business unit, U.S. orders for 1997 were up 29% and flat for 1996. International orders totaled $367 million for the year, a 7% decline from the prior year after increases of 9% and 12% in 1996 and 1995, respectively. Asia Pacific orders totaled $73 million in 1997, a decrease of 35%, after increasing 45% in 1996 and decreasing 7% in 1995. Growth in that region in 1996 was due to several individually significant orders for the Company's public safety products and related consulting services. Such orders did not recur in 1997. Additionally, devaluation of Asian currencies, most notably the Korean Won, had a negative impact on orders for the region during the fourth quarter of 1997 and the first quarter of 1998, and could have a significant impact on business in this region during the remainder of 1998. European orders totaled $222 million, relatively unchanged from the prior year, after a 5% decline in 1996 and a 19% increase in 1995. European orders for 1995 were strong as a result of winning several large individual orders in the last half of that year. European and Asian order levels in terms of U.S. dollars were reduced by approximately 10% and 5%, respectively, in 1997 due to strengthening of the U.S. dollar against currencies of those regions.

New Products. In late 1995, the Company announced its Jupiter technology, a Windows-based component software architecture that is the foundation of many new computer-aided-design/computer-aided-manufacturing/computer-aided-engineering (CAD/CAM/CAE) and geographic information systems (GIS) applications software products developed by the Company. The first two products built on Jupiter technology began shipping in mid-1996, including a 32 bit, two dimensional technical drawing and concept tool and a three dimensional system for mechanical assembly and part modeling. Initial orders for these products did not meet Company expectations and did not contribute substantially to 1996 revenues. Subsequent releases of the products in 1997 resulted in substantial orders growth for those products. During 1997, the Company introduced and began shipping GeoMedia 1.0, a Jupiter-based software product which allows users to access data warehouses virtually anywhere in the world and simultaneously perform analyses with varying data types and formats.

During 1996, the Company introduced a complete line of workstations and servers for the high-end marketplace based on Intel's Pentium
Pro microprocessor. In addition, the Company introduced a new add-in 3D graphics card which provides workstation class 3D graphics to the Pentium- or Pentium Pro- based personal computer. Sales of the Company's graphics cards were initially strong and grew throughout 1997, though sales were below the Company's expectations. During 1997, the Company added a line of Intel/Windows-based personal workstations priced to compete in the PC market. The workstations have features and performance required by professional users and provide 3D graphics that the Company believes will be required by users in the future. The Company also introduced twelve new workstations in its TD and TDZ lines, including the first Windows NT-based workstations using dual Intel Pentium II processors. Also introduced were two new InterServe servers, the ImageStation Z digital photogrammatic workstation, and the first 28-inch, high resolution, wide-format monitor. These new products commenced shipping at various dates throughout the year of introduction but, as previously described, the Company is suffering delays in new product development and shipping due to actions of Intel, placing the Company at a competitive disadvantage.

The Company does not expect that introduction of these new hardware products will adversely affect the carrying value of its existing inventories. Additionally, the Company is unable to predict the financial impact of these new products. However, the Company believes its ability to compete in the hardware business has been materially impacted by the previously described actions of Intel.

Revenues. Total revenues for 1997 were $1.1 billion, up 3% from the prior year level after flat revenues in 1996 and a 5% increase in 1995.

Systems. Sales of Intergraph systems in 1997 were $786 million, up 8% after a 2% increase in 1996 and a 7% increase in 1995. Factors previously cited as affecting systems orders in total and on a geographic basis, including the actions of Intel in 1997, also affected systems revenues over the three year period. Competitive conditions manifested in declining per unit sales prices continue to adversely affect the Company's systems revenues.

Geographic Regions. U.S. systems sales, including sales to the federal government, increased by 17% in 1997 after an increase of 2% in 1996 and a decline of 6% in 1995. Growth in U.S. systems sales was depressed in 1996 by a revenue decline in one of the Company's noncore business units sold in early 1997. Excluding this business unit, U.S. sales growth was 22% in 1997 and 7% in 1996. In 1995, U.S. systems sales were negatively impacted by the continuation of product transition and weak demand in U.S. indirect selling channels. International sales totaled $385 million for the year, up slightly from the prior year after increases of 3% and 21% in 1996 and 1995, respectively. European sales were up 3%, after a decline of 6% in 1996 as a result of weak demand for the Company's software products, and growth of 19% in 1995. Asia Pacific systems sales were down 12% after increases of 25% in 1996 and 22% in 1995.

Software. Sales of the Company's software applications declined by 1% in 1997 after a 9% decline in 1996 and a 4% decline in 1995. Declines in the last three years are the result primarily of a decrease in sales of MicroStation, which declined by 34% in 1997 and approximately 39% in each of the previous two years (see "MicroStation" below for further discussion), and of delays in software releases in 1996. Sales in 1997 of the Company's plant design and mechanical software applications increased by a combined 22% to offset the effect of the loss in MicroStation sales. In terms of broad market segments, the Company's mapping/geographic information systems, architecture/engineering/construction, and mechanical design, engineering and manufacturing product applications continue to dominate the Company's product mix at approximately 57%, 27%, and 14%, respectively, of total systems sales in 1997 (52%, 27%, and 13%, respectively, for 1996). Sales of Windows-based software represented approximately 87% of total software sales in 1997, up from approximately 80% in 1996 and 72% in 1995. UNIX-based software comprised approximately 13% of total 1997 software sales, down from approximately 20% in 1996 and 28% in 1995.

See "Subsequent Events" section following for description of the March 1998 sale of the Company's Solid Edge and Engineering Modeling System mechanical product lines.

Hardware. Total hardware revenue increased 22% in 1997, after an increase of 12% in 1996 and flat revenues in 1995. Workstation and server unit volume increased 67% in 1997, 42% in 1996, and 22% in 1995, while workstation and server revenue increased only 6% in 1997, 18% in 1996 and 4% in 1995. Price competition continues to erode per unit selling prices, and volumes were held down in 1997 by the actions of Intel. Revenue from other hardware products increased 64% in 1997, after decreases of 1% and 9% in 1996 and 1995, respectively. The increase in 1997 results primarily from an increase in graphics cards and storage device revenues. Intel-based systems represented approximately 100% of hardware unit sales in 1997 and 1996 and approximately 95% in 1995.

Federal Government Sales. Total revenue from the United States government was approximately $177 million in 1997, $161 million in 1996, and $159 million in 1995, representing in all three years approximately 15% of total revenue. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity and cost-plus award fee contracts, and through commercial sales of products not covered by long-term contracts. Approximately 42% of total federal government revenues are earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is fully anticipated that these contracts will remain in effect through their expiration, the contracts are subject to termination at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

MicroStation. Through the end of 1994, the Company had an exclusive license agreement with Bentley Systems, Inc., an approximately 50%- owned affiliate of the Company, under which the Company distributed MicroStation, a software product developed and maintained by Bentley and utilized in many of the Company's software applications. As a result of settlement of a dispute between the companies relative to the exclusivity of the Company's distribution license, effective January 1, 1995, the Company has a nonexclusive license to sell MicroStation via its direct sales force and to sell MicroStation via its indirect sales channels if MicroStation is sold with other Intergraph products. Also as a result of the settlement, the per copy royalty payable by the Company to Bentley was increased effective January 1, 1995 and again January 1, 1996 and, for 1995 only, Bentley paid the Company a per copy distribution fee based on its MicroStation sales to resellers (such fees were $7 million).
See "Litigation and Other Risks and Uncertainties" preceding for a description of arbitration proceedings between the Company and Bentley.

The Company's sales of MicroStation have declined each year since the 1994 change in the license agreement, by approximately 34% in 1997 and by 39% in both 1996 and 1995. The Company estimates this revenue decline, the per copy royalty increase, and the discontinued distribution fee adversely affected its results of operations by approximately $7 million, or $.14 per share in 1997, by approximately $26 million, or $.52 per share in 1996, and by approximately $17 million, or $.37 per share in 1995. The Company is unable to predict the level of MicroStation sales that will occur in the future, but it is likely that such sales will be further reduced.

Maintenance and Services. Maintenance and services revenue consists of revenues from maintenance of Company systems and from Company provided services, primarily training and consulting. These forms of revenue totaled $338 million in 1997, down 9% after a decline of 5% in 1996 and essentially flat revenues in 1995. Maintenance revenues totaled $246 million in 1997, down 13% after decreases of 12% and 2% in 1996 and 1995, respectively. The trend in the industry toward lower priced products and longer warranty periods has resulted in reduced levels of maintenance revenue, and the Company believes this trend will continue in the future. Services revenue represented 8% of total revenues in 1997 and increased by 6% from the previous year, after increasing by 31% in 1996 and 36% in 1995. Growth in services revenue has acted to partially offset the decline in maintenance revenue. The Company is endeavoring to increase revenues from its services business. Such revenues, however, produce lower gross margins than maintenance revenues.

Gross Margin. The Company's total gross margin was 35.6% in 1997, down 1.2 points after declines of 2.3 points and 1.4 points in 1996 and 1995, respectively.

Margin on systems sales declined 1.2 points in 1997, 2.3 points in 1996, and 1.6 points in 1995. Competitive pricing conditions in the industry reduced margin on systems sales in all three years.
Margins in 1997 and 1996 were further reduced by increasing hardware content in the product mix; in general, a higher hardware versus software content will reduce systems margin. Additionally, 1997 margin was adversely affected by a decrease in the mix of international systems revenues to total Company systems revenues, which was partially due to a stronger U.S. dollar in international markets, and 1996 margin was negatively impacted by an increase in MicroStation product cost.

In general, the Company's systems margin may be lowered by price competition, a higher hardware content in the product mix, a stronger U.S. dollar in international markets, the effects of technological changes on the value of existing inventories, and a higher mix of federal government sales, which generally produce lower margins than commercial sales. Systems margins may be improved by higher software content in the product, a weaker dollar in international markets, a higher mix of international systems sales to total systems sales, and reductions in prices of component parts, which generally tend to decline over time in the industry. The Company is unable to predict the effects that many of these factors may have, but expects continuing pressure on its systems margin due primarily to industry price competition.

Margin on maintenance and services revenue declined by .8 points in 1997 after declines of 2.2 points in 1996 and 1.1 points in 1995. The margin declines over the past three years have resulted primarily from declining maintenance revenues. The Company continues to closely monitor maintenance and services cost and has taken certain measures, including reductions in headcount, to align cost with the current revenue level. The Company believes that the trend in the industry toward lower priced products and longer warranty periods will continue to reduce its maintenance revenue, which will pressure maintenance margin in the absence of corresponding cost reductions.

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

Operating Expenses (exclusive of nonrecurring operating charges and restructuring charge). Operating expenses declined by 2% in 1997, 3% in 1996, and 4% in 1995. The total number of employees of the Company has declined by 16% in the three year period ended December 31, 1997.

Product development expense declined 5% in 1997 after declines of 7% and 19% in the two preceding years. Employee headcount in the development areas has been significantly reduced over the last three years through restructuring actions and attrition. Additionally, the sale of two noncore business units in early 1997 resulted in substantial expense savings but was offset, for the most part, by a decline in software development costs qualifying for capitalization. Capitalization of software product development costs related to the Company's Jupiter technology significantly reduced expenses for 1995 and 1996. Development was completed in 1996.

Sales and marketing expense decreased 2% in 1997 after a decrease of 5% in 1996 and an increase of 2% in 1995. The expense decline in 1997 results primarily from strengthening of the U.S. dollar against international currencies and the sale of the two noncore business units. These expense reductions were partially offset by an increase in trade show and advertising expenses for the Company's new products. The expense decline in 1996 resulted primarily from restructuring actions taken in 1995. The Company achieved substantial sales and marketing headcount and related expense reductions in 1995, but those gains were more than offset by weakness of the U.S. dollar in international locations in that year and by expenses of pursuit of new business in the Asia Pacific region.

General and administrative expense increased by 3% in 1997 after an increase of 4% in 1996 and a decline of 3% in 1995. The 1997 expense increase results primarily from increased legal expenses (see "Litigation and Other Risks and Uncertainties"), partially offset by strengthening of the U.S. dollar against international currencies. Installation of new internal business systems, increased legal expenses, and amortization of deferred financing costs related to the Company's revolving line of credit increased general and administrative expense in 1996. The decline in 1995 was the result of headcount reductions, but was limited by the weakness of the U.S. dollar in international locations in that year and by the increasing level of business activity in the Asia Pacific region.

The Company capitalizes a portion of the cost of development of new products and amortizes those costs against revenues later generated by those products. Though the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that, for any given product, revenues will not materialize in amounts anticipated due to industry conditions that include intense price and performance competition, or that product lives will be reduced due to shorter product cycles. Should these events occur, the carrying amount of capitalized development costs would be reduced and produce adverse effects on systems cost of revenues and results of operations.

Operating Results, Geographic Areas. International markets, particularly Europe and Asia, continue in importance to the industry and to the Company. The Company's operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policies or restrictions, currency exchange fluctuations, and other factors.
For 1997, sales outside the U.S. represented 53% of total revenues, including Europe at 32% and Asia Pacific at 12% of the total.

The Company incurred a loss from operations of $54.9 million in 1997 (including $1.1 million in nonrecurring charges), $68.7 million in 1996 (including $10.5 million in nonrecurring charges), and $54.1 million in 1995 (including a restructuring charge of $6 million). The factors that have limited the Company's revenue growth and reduced profitability over the past three years, including declining per unit sales prices due to competitive conditions and, in 1997, the previously described actions of Intel, have similarly affected each of the geographic areas in which the Company does business.
The operating loss decline in 1997 is the result of a 2% decline in operating expenses. The increased loss from operations in 1996 resulted primarily from flat revenues and a decline in gross margin, partially offset by a decline in product development and sales and marketing expenses. The Company's VeriBest, Inc. business unit incurred losses from operations of $16.4 million in 1997, $15.5 million in 1996, and $20.9 million in 1995, on revenues for these same periods of $29.3 million, $31 million, and $35.1 million, respectively.

The U.S. region incurred a loss from operations of $35.4 million in 1997 (including $1.1 million in nonrecurring charges) after operating losses of $30.3 million in 1996 (including $10.5 million in nonrecurring charges) and $12.3 million in 1995 (including a restructuring charge of $4.8 million). Systems revenues increased by 8% over 1996; however, margin on those sales declined 1.9 percentage points. Maintenance and services revenues declined 11% for the same period. These negative factors combined with sales and marketing and general and administrative expense increases of 5% and 12%, respectively, partially offset by a 5% decline in research and development expense, resulted in the operating loss increase. The operating loss increase in 1996 resulted from a 2.5 point systems margin decline, a maintenance and service revenue decline of 10% and a 13% increase in general and administrative expense. Research and development and sales and marketing expenses declined 7% and 5%, respectively, partially offsetting these negative factors.

The European region incurred losses from operations of $20.5 million in 1997, $29.8 million in 1996, and $27.7 million in 1995 (including a restructuring charge of $1 million). The improvement in 1997 is due to a 1.1 point increase in gross margin and declines in sales and marketing and general and administrative expenses of 11% and 4%, respectively, due primarily to strengthening of the U.S. dollar. These improvements were partially offset by a 14% decline in maintenance and services revenue. Revenues and gross margin declined 7% and 1 percentage point, respectively, during 1996, offset to a degree by an approximate 6% decline in both sales and marketing and general and administrative expenses. Software sales were weak during the year, while maintenance revenues were adversely impacted by lower priced products and longer warranty periods. Operating expenses continue to decline as a result of restructuring actions and other cost control measures.

The Asia Pacific region incurred losses from operations of $7.9 million in 1997, $5.9 million in 1996, and $10.8 million in 1995. Up until 1997, this region was the Company's fastest growing with total revenue increases exceeding 30% in both 1996 and 1995. In 1997, revenues declined by 13% due to poor economic conditions and reduced demand for the Company's public safety products and services. The large operating loss in 1995 resulted primarily from operating expenses incurred in pursuit of new business. The region's operations in fourth quarter 1997 and first quarter 1998 were adversely impacted by the currency crisis in that region, particularly in Korea.

Other international regions, in total representing approximately 9% of total Company revenues in 1997, are comprised of operations in the Middle East, Canada, and non-U.S. Americas. These regions earned a net operating profit of $1.6 million in 1997 after incurring losses of $5.4 million in 1996 and $10.1 million in 1995. The improvement in 1997 results from revenue and gross margin increases of 15% and 3.5 percentage points, respectively. Additionally, operating expenses decreased by 8%.

See Note 11 of Notes to Consolidated Financial Statements for further details of operations by geographic area.

Nonoperating Income and Expense. Interest expense was $6.6 million in 1997, $5.1 million in 1996, and $4.2 million in 1995. The Company's average outstanding debt has increased over the three year period. The Company's average rate of interest on the debt has declined approximately 2 points from the 1996 level due primarily to a change in lenders and terms under the Company's primary credit facility. See "Liquidity and Capital Resources" below for a discussion of the Company's current financing arrangements.

In 1996, the Company entered into an interest rate swap agreement in the principal amount (approximately $13 million at December 31, 1997) of its Australian floating rate term loan agreement. The agreement is for a period of approximately six years, and its expiration date coincides with that of the term loan. The agreement was entered into to reduce the risk of increase in interest rates. Under the agreement, the Company pays a 9.58% fixed rate of interest and receives payment based on a variable rate of interest, and is thus exposed to market risk of potential future decreases in interest rates. The weighted average receive rates of the agreement at December 31, 1997 and 1996 were 6.49% and 7.06%, respectively. The agreement had an insignificant effect on the total cash flows of the Company in 1997 and 1996. The Company does no trading in this form of derivative instrument.

In 1997, the Company incurred a $6.1 million or $.13 per share charge for a contract arbitration award to Bentley Systems, Inc. This charge is included in "Arbitration award" in the 1997 consolidated statement of operations. See "Litigation and Other Risks and Uncertainties" and "Revenues" preceding for further discussion of the Company's business relationship with Bentley, its sales of MicroStation, and the financial effects on the Company of changes in this business relationship.

Also in 1997, the Company sold a stock investment in a publicly traded affiliate, resulting in a gain of $4.9 million or $.10 per share. The Company sold stock investments in affiliated companies at gains of $11.2 million or $.23 per share in 1996 and $6.5 million or $.14 per share in 1995. These gains are included in "Gains on sales of investments in affiliates" in the consolidated statements of operations.

"Other income (expense) - net" in the consolidated statements of operations consists primarily of interest income, foreign exchange losses, equity in the earnings of investee companies, and other miscellaneous items of nonoperating income and expense. Significant items included in these amounts are foreign exchange losses of $2.7 million in 1997 and $4.6 million in 1996, and equity in the earnings of investee companies of $4.3 million in 1995.

Income Taxes. The Company incurred losses before income taxes of $66.2 million in 1997, $66.1 million in 1996, and $45.3 million in 1995. Income tax expense in 1997 and 1996 results from taxes on individually profitable international subsidiaries.

Note 8 of Notes to Consolidated Financial Statements contains a reconciliation of statutory to actual income tax benefit or expense and further details of the Company's tax position, including net operating loss carryforwards.

Impact of Currency Fluctuations and Currency Risk Management. Fluctuations in the value of the U.S. dollar in international markets can have a significant impact on the Company's results of operations. For 1997, approximately 53% of the Company's revenues were derived from customers outside the United States, primarily through subsidiary operations. Most subsidiaries sell to customers and incur and pay operating expenses in local currency. These local currency revenues and expenses are translated to U.S. dollars for reporting purposes. A stronger U.S. dollar will decrease the level of reported U.S. dollar orders and revenues, decrease the dollar gross margin, and decrease reported dollar operating expenses of the international subsidiaries. During 1997 the U.S. dollar strengthened on average from the prior year level, which decreased reported dollar revenues, orders, and gross margin, but also decreased reported dollar operating expenses in comparison to the prior year period. The Company estimates that strengthening of the U.S. dollar in 1997 in its international markets, primarily Europe, adversely impacted 1997 results of operations by approximately $.30 per share, and weakening of the U.S. dollar in 1995 improved 1995 results of operations by approximately $.22 per share. Such currency effects did not materially affect the Company's results of operations in 1996.

The Company conducts business in all major markets outside the U.S., but the most significant of these operations with respect to currency risk are located in Europe and Asia. Local currencies are the functional currencies for the Company's European subsidiaries. The U.S. dollar is the functional currency for all other international subsidiaries. The Company has certain currency related asset and liability exposures against which certain measures, primarily hedging, are taken to reduce currency risk.
With respect to these exposures, the objective of the Company is to protect against financial statement volatility arising from changes in exchange rates with respect to amounts denominated for balance sheet purposes in a currency other than the functional currency of the local entity. The Company therefore enters into forward exchange contracts related to certain balance sheet items, primarily intercompany receivables, payables, and formalized intercompany debt. Periodic changes in the value of these contracts offset exchange rate related changes in the financial statement value of these balance sheet items. Forward exchange contracts are purchased with maturities reflecting the expected settlement dates of these balance sheet items (generally three months or less), and only in amounts sufficient to offset possible significant currency rate related changes in the recorded values of these balance sheet items, which represent a calculable exposure for the Company from period to period. Since this risk is calculable, and these contracts are purchased only in offsetting amounts, neither the contracts themselves nor the exposed foreign currency denominated balance sheet items are likely to have a significant effect on the Company's financial position or results of operations. Based on the terms of contracts outstanding and the amount of the related balance sheet exposures at December 31, 1997, the Company's results of operations would not be materially affected by a 10% increase or decrease in exchange rates underlying the contracts and the exposures being hedged. The Company does not generally hedge exposures related to foreign currency denominated assets and liabilities that are not of an intercompany nature, unless a significant risk has been identified. It is possible the Company could incur significant exchange gains or losses in the case of significant, abnormal fluctuations in a particular currency. By policy, the Company is prohibited from market speculation via forward exchange contracts and therefore does not take currency positions exceeding its known financial statement exposures, and does not otherwise trade in currencies.

At December 31, 1997, the Company had net outstanding forward exchange contracts of approximately $37 million ($19 million at December 31, 1996), maturing at various dates through March 31, 1998. The fair values of these contracts approximated original contract amounts based on the insignificant amounts the Company would pay or receive to transfer the contracts to third parties at December 31, 1997. Net cash flow from forward contract activity, consisting of realized gains and losses from settlement of exposed assets and liabilities at exchange rates in effect at the settlement date rather than at the time of recording, settlement of the forward contracts purchased to mitigate these exposures, and payment of bank fees on the forward contracts was not significant for any year in the three year period ended December 31, 1997. Deferred gains and losses as of December 31, 1997 and 1996 were not significant.

See Notes 1 and 4 of Notes to Consolidated Financial Statements for further information related to management of currency risk.


LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1997, cash totaled $46.6 million, down $4 million from year end 1996. Net cash consumed by operations in 1997 was $20.9 million versus net cash generated by operations of $26 million in 1996 and $59.8 million in 1995 (including $22.3 million in tax refunds, primarily from carryback of U.S. taxable losses to prior years). An inventory build-up consumed approximately $16 million during 1997 as a result of anticipated increased hardware unit sales volume and customer demand for faster delivery of products.

Net cash consumed by investing activities totaled $30.7 million in 1997, $31.7 million in 1996, and $83 million in 1995. Included in investing activities were capital expenditures of $24.8 million in 1997, $30.6 million in 1996, and $54.7 million in 1995 primarily for Intergraph products used in hardware and software development and sales and marketing activities. In addition, investing activity in 1995 also included capital expenditures for facilities and equipment utilized in a long-term Australian public safety contract. Other significant investing activities included expenditures of $10.6 million in 1997, $15.5 million in 1996, and $25.4 million in 1995 for capitalizable software development activity, and proceeds of $5.7 million in 1997, $11.6 million in 1996, and $7.9 million in 1995 from sales of a business unit and investments in affiliated companies.

Net cash generated from financing activities totaled $48.4 million in 1997 and $17.8 million in 1995. Significant sources of financing cash included net borrowings of $44.9 million in 1997 and proceeds from employee stock purchases and exercises of stock options of $12 million in 1995.

The Company's collection period for accounts receivable was approximately 80 days as of December 31, 1997, representing a slight improvement from the prior year. Approximately 70% of the Company's 1997 revenues were derived from the U.S. government and international customers, both of which traditionally carry longer collection periods. The Company is experiencing slow collection periods throughout the Middle East region, particularly in Saudi Arabia. Total accounts receivable from Middle Eastern customers was approximately $21 million at December 31, 1997 and 1996. Total U.S. government accounts receivable was $52 million at December 31, 1997 ($48 million at December 31, 1996). The Company endeavors to enforce its payment terms with these and other customers, and grants extended payment terms only in very limited circumstances.

The Company expects that capital expenditures will require $25 million to $30 million in 1998, primarily for Intergraph products used in product development and sales and marketing activities. The Company's revolving credit agreement contains certain restrictions on the level of the Company's capital expenditures.

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

Under the Company's January 1997 four year fixed term loan and revolving credit agreement, available borrowings are determined by the amounts of eligible assets of the Company (the "borrowing base"), as defined in the agreement, including accounts receivable, inventory, and property, plant, and equipment, with maximum borrowings of $125 million. The $25 million term loan portion of the agreement is due at expiration of the agreement. Borrowings are secured by a pledge of substantially all of the Company's assets in the U.S. The rate of interest on all borrowings under the agreement is the greater of 7% or the Norwest Bank Minnesota National Association base rate of interest (8.5% at December 31, 1997) plus
 .625%. The average effective rate of interest was 9.12% for the period of time in 1997 during which the Company had outstanding borrowings under this agreement. The agreement requires the Company to pay a facility fee at an annual rate of .15% of the maximum amount available under the credit line, an unused credit line fee at an annual rate of .25% of the average unused portion of the revolving credit line, and a monthly agency fee. At December 31, 1997, the Company had outstanding borrowings of $64.6 million, $25 million of which was classified as long-term debt in the consolidated balance sheet, and an additional $41.3 million of the available credit line was allocated to support letters of credit issued by the Company and the Company's forward exchange contracts. As of this same date, the borrowing base, representing the maximum available credit under the line, was $121 million ($112 million at February 27, 1998).

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

In March of 1997, the Company entered into an agreement for the sale and leaseback of one of its facilities. The amount borrowed totals $8.4 million and is included in "Long-term debt" in the 1997 consolidated balance sheet. The borrowing will be repaid over a period of 20 years at an implicit rate of interest of 10.7%.

See "Zydex Litigation" preceding for a description of a debt transaction entered into subsequent to December 31, 1997.

At December 31, 1997, the Company had approximately $93 million in debt on which interest is charged under various floating rate arrangements, primarily under its four year term loan and revolving credit agreement, mortgages, and an Australian term loan (see Note 7 of Notes to Consolidated Financial Statements). The Company is exposed to market risk of future increases in interest rates on these loans, with the exception of the Australian term loan, on which the Company has entered into an interest rate swap agreement.

The Company is not currently generating adequate cash to fund its operations and build cash reserves. However, the Company believes that existing cash balances, together with cash generated by the sale of its Solid Edge and Engineering Modeling System product lines to Unigraphics Solutions, Inc. (see "Subsequent Events" following), and cash available under its term loan and revolving credit agreement will be adequate to meet cash requirements for 1998. The Company, in the near term, must increase sales volume and align its operating expenses with the level of revenue being generated in order to fund its operations and build cash reserves without reliance on funds generated from the sale of long-term assets and third party financing.


FOURTH QUARTER 1997

Revenues for the fourth quarter were $300.9 million, up 2% from fourth quarter 1996. The Company incurred a net loss of $20.7 million ($.43 per share) for the quarter versus a fourth quarter 1996 net loss of $33.6 million ($.71 per share), including a $10.5 million ($.21 per share) nonrecurring operating charge. In addition to the effect of the nonrecurring charge incurred in 1996, the improvement in fourth quarter 1997 earnings resulted from a 4% decline in operating expenses, primarily for research and development. The Company estimates that the comparative strength of the U.S. dollar in the fourth quarter of 1997 adversely impacted results of operations by $.15 per share from the fourth quarter 1996 level.


SUBSEQUENT EVENTS

In February 1998, the Company established a plan to restructure its European operations to further align operating expense and revenue levels in that region. The cost of this restructuring is estimated at $4.4 million, primarily for severance pay and related costs. The 60 positions planned for elimination by the end of second quarter 1998 are in the sales and marketing, general and administrative, and pre- and post-sales support areas. The cash outlay related to this charge is expected to approximate the amount of the charge and will be funded by existing cash and/or borrowings under the Company's revolving line of credit. The Company estimates the restructuring action will result in annual savings of approximately $4.5 million.

On March 2, 1998, the Company closed its transaction with Electronic Data Systems Corporation and its Unigraphics Solutions, Inc. subsidiary, in which the Company sold certain of the assets of its Solid Edge and Engineering Modeling System product lines for $105 million in cash. The Company anticipates a gain on this transaction of approximately $100 million. Additionally, the Company estimates the sale of this business will result in a reduction of its 1998 revenues by approximately $30 million, if not replaced, and an improvement in its operating results of approximately $5 million, excluding the impact of the estimated $100 million gain on the sale.

See "Zydex Litigation" preceding for a description of a debt transaction entered into subsequent to December 31, 1997.

ORGANIZATIONAL CHANGES

Effective January 1, 1998, the Company's business organization is comprised of Intergraph Corporation, the parent company, and three subsidiary corporations as follows: Intergraph Corporation, the parent company (may also be referred to as Intergraph Industry Solutions), Intergraph Computer Systems, Inc., Intergraph Public Safety, Inc., and VeriBest, Inc. The Company believes that this business structure will provide greater focus and clear accountability of each entity as a separate business enterprise.

Intergraph Computer Systems, Inc., a wholly owned subsidiary of Intergraph Corporation, supplies high performance Windows NT-based graphics workstations and PCs, 3D graphics subsystems, servers, and other hardware products.

Intergraph Industry Solutions supplies software and solutions, including hardware, consulting and services, to the federal government and to the process and building and infrastructure industries.

Intergraph Public Safety, Inc. and VeriBest, Inc. are wholly owned subsidiaries of Intergraph Corporation. Public Safety develops, markets, and implements systems for public safety agencies.
VeriBest serves the electronics design automation market, providing software design tools, design processes, and consulting services for developers of electronic systems.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------
December 31,                                         1997       1996
-----------------------------------------------------------------------
(In thousands except share and per share amounts)

Assets
  Cash and cash equivalents                      $ 46,645   $ 50,674
  Accounts receivable, net                        324,654    326,117
  Inventories                                     105,032     89,411
  Other current assets                             25,693     37,718
-----------------------------------------------------------------------
     Total current assets                         502,024    503,920
  Investments in affiliates                        14,776     19,102
  Other assets                                     53,566     59,106
  Property, plant, and equipment, net             150,623    174,219
-----------------------------------------------------------------------
     Total Assets                                $720,989   $756,347
=======================================================================

Liabilities and Shareholders' Equity
  Trade accounts payable                         $ 60,945   $ 51,205
  Accrued compensation                             48,330     50,364
  Other accrued expenses                           71,126     72,798
  Billings in excess of sales                      66,680     62,869
  Short-term debt and current maturities
   of long-term  debt                              50,409     35,880
-----------------------------------------------------------------------
     Total current liabilities                    297,490    273,116
  Deferred income taxes                               460      6,204
  Long-term debt                                   54,256     29,764
-----------------------------------------------------------------------
     Total liabilities                            352,206    309,084
-----------------------------------------------------------------------
  Shareholders' equity:
     Common stock, par value $.10 per share --
      100,000,000 shares authorized;
      57,361,362 shares issued                      5,736      5,736
     Additional paid-in capital                   226,362    229,675
     Retained earnings                            269,442    339,679
     Unrealized holding gain on securities
      of affiliate                                    ---      6,858
     Cumulative translation adjustment              1,090      6,049
-----------------------------------------------------------------------
                                                  502,630    587,997
     Less --  cost of  9,183,845 treasury shares
      at December 31, 1997, and 9,656,295
      treasury shares at December 31, 1996       (133,847)  (140,734)
-----------------------------------------------------------------------
     Total shareholders' equity                   368,783    447,263
-----------------------------------------------------------------------
     Total Liabilities and Shareholders' Equity  $720,989   $756,347
=======================================================================

The accompanying notes are an integral part of these consolidated financial statements.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------
Year Ended December 31,                           1997       1996       1995
------------------------------------------------------------------------------
(In thousands except per share amounts)

Revenues
  Systems                                    $ 786,278  $ 725,828  $ 710,168
  Maintenance and services                     338,027    369,505    387,810
------------------------------------------------------------------------------
     Total revenues                          1,124,305  1,095,333  1,097,978
------------------------------------------------------------------------------
Cost of revenues
  Systems                                      514,416    465,645    439,502
  Maintenance and services                     209,550    226,263    228,785
------------------------------------------------------------------------------
     Total cost of revenues                    723,966    691,908    668,287
------------------------------------------------------------------------------

     Gross profit                              400,339    403,425    429,691

Product development                             98,073    103,397    111,587
Sales and marketing                            251,833    256,482    268,702
General and administrative                     104,254    101,725     97,507
Restructuring charge                               ---        ---      6,040
Nonrecurring operating charges                   1,095     10,545        ---
------------------------------------------------------------------------------

     Loss from operations                      (54,916)   (68,724)   (54,145)

Interest expense                               ( 6,614)   ( 5,137)   ( 4,198)
Arbitration award                              ( 6,126)       ---        ---
Gains on sales of investments in affiliates      4,858     11,173      6,493
Other income (expense) -- net                  ( 3,439)   ( 3,424)     6,502
------------------------------------------------------------------------------

     Loss before income taxes                  (66,237)   (66,112)   (45,348)

Income tax expense                             ( 4,000)   ( 3,000)       ---
------------------------------------------------------------------------------
     Net loss                                 $(70,237)  $(69,112)  $(45,348)
==============================================================================

     Net loss per share-basic and diluted     $(  1.46)  $(  1.46)  $(   .98)
==============================================================================

Weighted average shares outstanding             47,945     47,195     46,077
==============================================================================

The accompanying notes are an integral part of these consolidated financial statements.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------
Year Ended December 31,                             1997       1996       1995
-------------------------------------------------------------------------------
(In thousands)

Cash Provided By (Used For):
Operating Activities:
  Net loss                                      $(70,237)  $(69,112)  $(45,348)
  Adjustments to reconcile net loss to net
  cash provided by operating activities:
    Depreciation and amortization                 60,332     75,820     80,157
    Noncash portion of arbitration award           5,835        ---        ---
    Noncash portion of nonrecurring
     operating charges and restructuring charge      ---     10,545      2,449
    Deferred income tax expense                    1,555      2,496      3,175
    Collection of income tax refunds                 719      2,113     22,264
    Gains on sales of investments in affiliates  ( 4,858)   (11,173)   ( 6,493)
    Net changes in current assets and
     liabilites                                  (14,292)    15,324      3,629
-------------------------------------------------------------------------------
    Net cash provided by (used for)
     operating activities                        (20,946)    26,013     59,833
-------------------------------------------------------------------------------

Investing Activities:
  Proceeds from sales of divisions
   and investments in affiliates                   5,749     11,561      7,908
  Purchases of property, plant, and equipment    (24,785)   (30,563)   (54,689)
  Capitalized software development costs         (10,592)   (15,492)   (25,370)
  Other                                          ( 1,038)     2,816    (10,799)
-------------------------------------------------------------------------------
    Net cash used for investing activities       (30,666)   (31,678)   (82,950)
-------------------------------------------------------------------------------

Financing Activities:
  Gross borrowings                                75,896     18,366     65,652
  Debt repayment                                 (30,950)   (22,764)   (59,844)
  Proceeds of employee stock purchases and
   exercises of stock options                      3,483      3,834     12,027
-------------------------------------------------------------------------------
    Net cash provided by (used for)
     financing activities                         48,429    (   564)    17,835
-------------------------------------------------------------------------------
Effect of exchange rate changes on cash          (   846)       496        296
-------------------------------------------------------------------------------
Net decrease in cash and cash equivalents        ( 4,029)   ( 5,733)   ( 4,986)
Cash and cash equivalents at beginning of year    50,674     56,407     61,393
-------------------------------------------------------------------------------
Cash and cash equivalents at end of year        $ 46,645   $ 50,674   $ 56,407
===============================================================================

The accompanying notes are an integral part of these consolidated financial statements.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

----------------------------------------------------------------------------------------------------------------------
                                                                   Unrealized
                                                                   Holding
                                             Additional            Gain on       Cumulative              Total
                                     Common  Paid-in     Retained  Securities    Translation  Treasury   Shareholders'
                                     Stock   Capital     Earnings  of Affiliate  Adjustment   Stock      Equity
----------------------------------------------------------------------------------------------------------------------
(In thousands except share amounts)
Balance at January 1, 1995           $5,736  $243,295    $454,139     ---        $2,458       $(183,291) $522,337

Issuance of 358,687 shares under
employee stock purchase plan            ---    (1,512)        ---     ---           ---           5,228     3,716

Issuance of 836,469 shares upon
exercise of stock options               ---    (3,881)        ---     ---           ---          12,192     8,311

Issuance of 797,931 shares upon
purchase of a business                  ---    (4,130)        ---     ---           ---          11,630     7,500

Translation adjustments                 ---       ---         ---     ---         6,192             ---     6,192

Issuance of 81,686 shares for
other purposes                          ---       168         ---     ---           ---           1,188     1,356

Net loss for the year                   ---       ---     (45,348)    ---           ---             ---   (45,348)
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995          5,736   233,940     408,791     ---         8,650        (153,053)  504,064

Issuance of 352,759 shares under
employee stock purchase plan            ---    (1,594)        ---     ---           ---           5,143     3,549

Issuance of 53,898 shares upon
exercise of stock options               ---    (  501)        ---     ---           ---             786       285

Issuance of 438,357 shares in
connection with a professional
services agreement                      ---    (2,390)        ---     ---           ---           6,390     4,000

Unrealized holding gain on
securities of affiliate                 ---       ---         ---  $6,858           ---             ---     6,858

Translation adjustments                 ---       ---         ---     ---        (2,601)            ---   ( 2,601)

Other                                   ---       220         ---     ---           ---             ---       220

Net loss for the year                   ---       ---     (69,112)    ---           ---             ---   (69,112)
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996          5,736   229,675     339,679   6,858         6,049        (140,734)  447,263

Issuance of 432,263 shares under
employee stock purchase plan            ---    (3,149)        ---     ---           ---           6,301     3,152

Issuance of 40,187 shares upon
exercise of stock options               ---    (  255)        ---     ---           ---             586       331

Unrealized holding gain on
securities of affiliate                 ---       ---         ---  (6,858)          ---             ---   ( 6,858)

Translation adjustments                 ---       ---         ---     ---        (4,959)            ---   ( 4,959)

Other                                   ---        91         ---     ---           ---             ---        91

Net loss for the year                   ---       ---     (70,237)    ---           ---             ---   (70,237)
---------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997         $5,736  $226,362    $269,442  $  ---        $1,090       $(133,847) $368,783
=====================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


INTERGRAPH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1997


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

The Company's business is principally in one industry segment - the development, manufacturing, marketing, and service of interactive computer graphics systems. Effective January 1, 1998, the Company has divided its business into four separate entities: Intergraph Computer Systems, Inc., Intergraph Industry Solutions,
Intergraph Public Safety, Inc., and VeriBest, Inc. Computer Systems supplies high performance Windows NT-based graphics workstations and PCs, 3D graphics subsystems, servers, and other hardware products. Industry Solutions supplies software and solutions, including hardware, consulting, and services to the federal government and to the process and building and infrastructure industries. Public Safety develops, markets, and implements systems for public safety agencies. VeriBest serves the electronics design automation market, providing software design tools, design processes, and consulting services to developers of electronic systems. The Company's products are sold worldwide, with United States and European revenues representing approximately 77% of total revenues for 1997.

The Company's hardware products and integrated software applications are used for computer-aided design, manufacturing, and engineering, mapping and geographic information services, public safety, and technical information management in technical fields such as utilities, facilities management, architecture, engineering, construction, mechanical, and electronics design, and mapping and geographic information systems.

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

The Company's investments in debt securities are valued at fair market value with any unrealized gains and losses reported as a component of shareholders' equity, net of tax. At December 31, 1997 and 1996, the Company held various debt securities, all within three months of maturity at those dates, with fair market values of $10,000,000 and $16,000,000, respectively. Gross realized gains and losses on debt securities sold during the years ended December 31, 1997 and 1996, were not significant, and there were no unrealized holding gains or losses on debt securities at December 31, 1997 or 1996.

Inventories: Inventories are stated at the lower of average cost or market and are summarized as follows:

------------------------------------------------------------
December 31,                        1997        1996
------------------------------------------------------------
(In thousands)

Raw materials                   $ 35,799     $26,601
Work-in-process                   37,357      24,008
Finished goods                    11,760      12,945
Service spares                    20,116      25,857
------------------------------------------------------------
Totals                          $105,032     $89,411
============================================================

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

Investments in Affiliates: Investments in companies in which the Company believes it has the ability to influence operations or finances, generally 20%- to 50%-owned companies, are accounted for by the equity method. Investments in companies in which the Company does not exert such influence, generally in less than 20%- owned companies, are accounted for at fair value if such values are readily determinable, and at cost if such values are not readily determinable. The Company's investments accounted for by the cost method are insignificant.

During 1997 the Company sold its stock investment in a publicly traded affiliate at a gain of $4,858,000. At December 31, 1996, the unrealized gain on this investment resulting from periodic mark-to-market adjustments totaled $6,858,000 and is included in "Investments in affiliates" and "Unrealized holding gain on securities of affiliate" in the consolidated balance sheet at that date. The Company sold stock investments in affiliated companies at gains of $11,173,000 in 1996 and $6,493,000 in 1995. These gains are included in "Gains on sales of investments in affiliates" in the consolidated statements of operations.

Property, Plant, and Equipment: Property, plant, and equipment, summarized below, is stated at cost. Depreciation is provided using the straight line method over the estimated useful lives described below.

----------------------------------------------------------------------
December 31,                                        1997       1996
----------------------------------------------------------------------
(In thousands)

Land and improvements (15-30 years)             $ 13,664   $ 14,943
Buildings and improvements (30 years)            136,517    146,251
Equipment, furniture, and fixtures (3-8 years)   290,217    320,561
----------------------------------------------------------------------
                                                 440,398    481,755
Allowances for depreciation                     (289,775)  (307,536)
----------------------------------------------------------------------
Totals                                          $150,623   $174,219
======================================================================

Treasury Stock: Treasury stock is accounted for by the cost method. The Board of Directors of the Company has authorized the purchase of up to 20,000,000 shares of the Company's common stock in the open market. As of December 31, 1997, the Company had purchased approximately 18,800,000 shares for the treasury with the last purchase occurring in 1994. Further purchases of treasury stock are restricted by terms of the Company's term loan and revolving credit agreement. See Note 7. Treasury stock activity is presented in the consolidated statements of shareholders' equity.

Revenue Recognition: Revenues from systems sales with no significant post-shipment obligations are recognized as equipment and/or software are shipped, with any post-shipment costs accrued at that time. Revenues on systems sales with significant post-shipment obligations are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated cost of performing the contract over its term, or other factors appropriate to the individual contract of sale. The total amount of revenues to be earned under these contracts is generally fixed by contractual terms. The Company regularly reviews its progress on these contracts and revises the estimated costs of fulfilling its obligations. Due to uncertainties inherent in the estimation process, it is possible that completion costs will be further revised on some of the Company's long-term contracts, which could delay revenue recognition and decrease the gross margin to be earned on these contracts. Any losses identified in the review process are recognized in full in the period in which determined. Revenues from certain contracts with the U.S. government, primarily cost-plus award fee contracts, are recognized monthly as costs are incurred and fees are earned under the contracts.

Maintenance and services revenues are recognized ratably over the lives of the maintenance contracts or as services are performed.

The American Institute of Certified Public Accountants has issued Statement of Position 97-2, Software Revenue Recognition, effective for fiscal years beginning after December 15, 1997. The Statement requires each element of a software sale arrangement to be separately identified and accounted for based on the relative fair value of each element. Revenue cannot be recognized on any element of the sale arrangement if undelivered elements are essential to functionality of the delivered elements. The Statement replaces the previous method of software revenue recognition, under which a distinction was made between significant and insignificant post shipment obligations for revenue recognition purposes. The Company does not expect adoption of this new accounting standard to significantly affect its 1998 results of operations since the Company's revenue recognition policies have historically been in substantial compliance with the practices required by the new pronouncement.

Billings may not coincide with the recognition of revenue.
Unbilled accounts receivable occur when revenue recognition precedes billing to the customer, and arise primarily from commercial sales with predetermined billing schedules, U.S. government sales with billing at the end of a performance period, and U.S. government cost-plus award fee contracts. Billings in excess of sales occur when billing to the customer precedes revenue recognition, and arise primarily from maintenance revenue billed in advance of performance of the maintenance activity and systems revenue recognized on the percentage-of-completion method.

Product Development Costs: The Company capitalizes certain costs of computer software development incurred after the technological feasibility of the product has been established. Such capitalized costs are amortized over a two-year period on a straight-line basis. Amortization expense included in "Cost of revenues - Systems" in the consolidated statements of operations amounted to $13,600,000 in 1997, $16,100,000 in 1996, and $14,700,000 in 1995.
The unamortized balance of capitalized software development costs, included in "Other assets" in the consolidated balance sheets, totaled $23,300,000 and $26,400,000 at December 31, 1997 and 1996,
respectively.

Although the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that revenues expected to be generated by these development activities will not materialize in amounts anticipated due to industry conditions that include intense price and performance competition, or that product lives will be reduced due to shorter product cycles. Should either of these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on systems cost of revenues and results of operations.

Foreign Currency Exchange and Translation: Local currencies are the functional currencies for the Company's European subsidiaries. The U.S. dollar is the functional currency for all other international subsidiaries. Foreign currency gains and losses resulting from remeasurement or settlement of receivables and payables denominated in a currency other than the functional currency, together with gains and losses and fees paid in connection with the Company's forward exchange contracts, are included in "Other income (expense) - net" in the consolidated statements of operations. Net exchange losses totaled $2,700,000 in 1997, $4,600,000 in 1996, and $300,000 in 1995. Translation
gains and losses resulting from translation of subsidiaries' financial statements from the functional currency into dollars for U.S. reporting purposes and foreign currency gains and losses resulting from remeasurement of intercompany advances of a long-term investment nature are included in the "Cumulative translation adjustment" component of shareholders' equity.

Derivative Financial Instruments: Derivatives utilized by the Company consist of forward exchange contracts and interest rate swap agreements. The Company is prohibited by policy from taking derivative positions exceeding its known balance sheet exposures and from otherwise trading in derivative financial instruments.

The Company has certain currency related asset and liability exposures against which certain measures, primarily hedging, are taken to reduce currency risk. With respect to these exposures, the objective of the Company is to protect against financial statement volatility arising from changes in exchange rates with respect to amounts denominated for balance sheet purposes in a currency other than the functional currency of the local entity. The Company therefore enters into forward exchange contracts related to certain balance sheet items, primarily intercompany receivables, payables, and formalized intercompany debt. Periodic changes in the value of these contracts offset exchange rate related changes in the financial statement value of these balance sheet items. These forward exchange contracts are purchased with maturities reflecting the expected settlement dates of the balance sheet items being hedged, which are generally less than three months, and only in amounts sufficient to offset possible significant currency rate related changes in the recorded values of these balance sheet items. The Company does not generally hedge the exposures related to other foreign currency denominated assets and liabilities, unless a significant risk has been identified. Forward exchange contracts are accounted for under the fair value method. Under this method, realized and unrealized gains and losses on forward exchange contracts are recognized as offsets to gains and losses resulting from the underlying hedged transactions in the period in which exchange rates change and are included in "Other income (expense) - net" in the consolidated statements of operations. Bank fees charged on the contracts are amortized over the period of the contract. Gain or loss on termination of a forward exchange contract is recognized in the period in which the contract is terminated. In the event of early settlement of a hedged intercompany asset or liability, the related forward exchange contract gains or losses are recognized in the period in which exchange rates change.

The Company enters into interest rate swap agreements to reduce the risk of increases in interest rates on certain of its outstanding floating rate debt. The Company enters into agreements in which the principal and term of the interest rate swap match those of the specific debt obligation being hedged. The Company pays a fixed rate of interest and receives payment based on a variable rate of interest, and is thus exposed to market risk of potential decreases in interest rates. Interest rate swap agreements are accounted for under the accrual method. Under this method, the differences in amounts paid and received under interest rate swap agreements are recognized in the period in which the payments and receipts occur and are included in "Interest expense" in the consolidated statements of operations. Gain or loss on termination of an interest rate swap agreement is deferred and amortized as an adjustment to interest expense over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of a debt obligation, any realized or unrealized gain or loss on the related swap agreement is recognized in income coincident with the extinguishment gain or loss.

Amounts payable to or receivable from counterparties related to derivative financial instruments are included in "Other accrued expenses" or "Other current assets" in the consolidated balance sheets. These amounts were not significant at December 31, 1997 or 1996.

See Note 4 for further details of the Company's derivative financial instruments.

Stock-Based Compensation Plans: The Company has two stock-based compensation plans, a fixed stock option plan and a stock purchase plan.

Under the fixed stock option plan, stock options may be granted to employees at fair market value or at a price less than fair market value at the date of grant. No compensation expense is recognized for options granted at fair market value. Expense associated with grants at less than fair market value, equal to the difference in exercise price and fair market value at the date of grant, is recognized over the vesting period of the options.

Under the stock purchase plan, employees purchase stock of the Company at 85% of the closing market price of the Company's stock as of the last pay date of each calendar month. No compensation expense is recognized for the difference in price paid by employees and the fair market value of the Company's stock at the date of purchase.

In accordance with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, adopted by the Company December 31, 1996, the Company has provided pro forma basis information to reflect results of operations and earnings per share had compensation expense been recognized for stock options granted at market value at date of grant and for employee stock purchases. See Note 9.

Income Taxes: The provision for income taxes includes federal, international, and state income taxes currently payable or refundable and income taxes deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. See Note 8.

Net Loss Per Share: Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share. Under this Statement, "basic earnings per share" excludes any dilutive effects of common stock equivalents, and "diluted earnings per share" is similar to the previously reported fully diluted earnings per share. Adoption of this Statement had no impact on the Company's loss per share calculations for any year in the three year period ended December 31, 1997, due to the antidilutive impact of the Company's employee stock options, which are the Company's only common stock equivalent (see Note 9). Weighted average common and equivalent common shares outstanding for both the basic and diluted loss per share calculations for the years ended December 31, 1997, 1996, and 1995 were 47,945,000, 47,195,000, and 46,077,000, respectively.

Reclassifications: Certain reclassifications have been made to the previously reported consolidated statements of operations and cash flows for the years ended December 31, 1996 and 1995 to provide comparability with the current year presentation.

Subsequent Events: See Note 15 for discussion of events occurring subsequent to December 31, 1997 and whose effects therefore are not included in these financial statements.

NOTE 2 -- LITIGATION AND OTHER RISKS AND UNCERTAINTIES.
In addition to those described in Notes 1, 4, 6, 7, and 11, the Company has risks related to certain litigation and to its business and economic environment, including those described in "Litigation and Other Risks and Uncertainties" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 15 to 19 of this annual report.

NOTE 3 -- RESTRUCTURING AND NONRECURRING OPERATING CHARGES.
The Company recorded a restructuring charge totaling $6,040,000 in 1995 and nonrecurring operating charges totaling $10,545,000 in 1996. For a complete description of these charges, see "Restructuring and Nonrecurring Operating Charges" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 15 of this annual report.

NOTE 4 -- FINANCIAL INSTRUMENTS.
Information related to the Company's financial instruments, other than cash equivalents and stock investments in less than 20%-owned companies, is summarized below.

Short- and Long-Term Debt: The balance sheet carrying amounts of the Company's floating rate debt (approximately $93,000,000 at December 31, 1997), consisting primarily of loans under a revolving credit agreement, mortgages, and a term loan (see Note 7), approximate fair market values since interest rates on the debt adjust periodically to reflect changes in market rates of interest. With the exception of the Australian term loan (see Note 7), the Company is exposed to market risk of future increases in interest rates on these loans. The carrying amounts of fixed rate debt approximate fair market values based on current interest rates for debt of the same remaining maturities and character.

Forward exchange contracts: Outstanding notional amounts for the Company's forward exchange contracts were $37,357,000 and $18,618,000 at December 31, 1997 and 1996, respectively. The table below summarizes in U.S. dollars the face amounts of these contracts by major currency. For purposes of presentation, foreign currency amounts are translated to dollars at the rates in effect at each balance sheet date. "Sell" amounts represent the U.S. dollar equivalent of commitments to sell currencies, and "buy" amounts represent the U.S. dollar equivalent of commitments to purchase currencies.

---------------------------------------------------------------------------
December 31,                   1997                        1996
                  ----------------------------  ---------------------------
                                   Net Forward                 Net Forward
                                    Contract                    Contract
                    Sell      Buy   Position    Sell      Buy   Position
---------------------------------------------------------------------------
(In thousands)

German mark       $22,536  $ 5,217  $17,319   $18,127  $ 4,736  $13,391
Italian lira       12,271      814   11,457     6,754      395    6,359
British pound       7,573    8,827   (1,254)    3,952    8,784   (4,832)
French franc        4,362    1,836    2,526     6,018      656    5,362
Swiss franc         1,564    5,386   (3,822)      378    7,495   (7,117)
Spanish peseta      1,407    1,296      111     2,081    1,059    1,022
Belgian franc       1,254      230    1,024     2,186       75    2,111
Other currencies   14,354    4,358    9,996     5,781    3,459    2,322
---------------------------------------------------------------------------
Totals            $65,321  $27,964  $37,357   $45,277  $26,659  $18,618
===========================================================================

These notional amounts do not necessarily represent amounts to be exchanged between the Company and the counterparties to the forward exchange contracts, and as such, they do not represent the amount of the Company's currency related exposures at those dates. The amounts potentially subject to risk, arising from the possible inability of the counterparties to meet the terms of the contracts, are generally limited to the amounts, if any, by which the counterparties' obligations exceed those of the Company. Net receivables from counterparties related to forward exchange contracts were not significant at December 31, 1997 or 1996. These carrying amounts approximated fair value at those dates due to the short duration (generally three months or less) of the contracts.

Based on the terms of outstanding forward exchange contracts and the amount of the related balance sheet exposures at December 31, 1997 and 1996, the Company's results of operations would not be materially affected by a 10% increase or decrease in exchange rates underlying the contracts and the exposures hedged. Cash requirements of forward exchange contracts are limited to receipt of an amount equal to the exchange gain or payment of an amount equal to the exchange loss at the contract settlement date, and payment of bank fees related to the contracts. Net cash flow from forward contract activity, consisting of realized gains and losses from settlement of exposed assets and liabilities at exchange rates in effect at the settlement date rather than at the time of recording, settlement of the forward contracts purchased to mitigate the exposures, and payment of bank fees on the forward contracts, was not significant for any year in the three year period ended December 31, 1997.

Interest rate swap agreements: In 1996, the Company entered into an interest rate swap agreement in the principal amount of its Australian term loan agreement (approximately $13,200,000 at December 31, 1997). The agreement is for a period of approximately six years, and its expiration date coincides with that of the term loan. Under the agreement, the Company pays a 9.58% fixed rate of interest and receives payment based on a variable rate of interest. The weighted average receive rate of the agreement at December 31, 1997 and 1996 was 6.49% and 7.06%, respectively. The fair market value of this interest rate swap agreement at December 31, 1997 was approximately $900,000. Fair market value was determined by obtaining a bank quote and represents the amount the Company would pay should the Company's obligation under the instrument be transferred to a third party at the reporting date. Cash requirements of the Company's interest rate swap agreement are limited to the differential between the fixed rate paid and the variable rate received.

NOTE 5 -- SUPPLEMENTARY CASH FLOW INFORMATION.
Changes in current assets and liabilities, net of the effects of business divestitures, restructuring charges, and nonrecurring operating charges, in reconciling net loss to net cash provided by (used for) operations are as follows:

------------------------------------------------------------------------------
                                        Cash Provided By (Used For) Operations
Year Ended December 31,                           1997      1996      1995
------------------------------------------------------------------------------
(In thousands)

(Increase) decrease in:
 Accounts receivable                           $(25,624)  $(8,547)   $27,440
 Inventories                                    (21,296)   21,299     11,915
 Other current assets                             9,186     9,697    (24,784)
Increase (decrease) in:
 Trade accounts payable                          11,449    (1,513)     2,720
 Accrued compensation and other
   accrued expenses                               4,123    (5,344)     3,008
 Billings in excess of sales                      7,870    (  268)   (16,670)
------------------------------------------------------------------------------
Net changes in current assets and liabilities  $(14,292)  $15,324    $ 3,629
==============================================================================

Cash payments for income taxes totaled $6,100,000, $4,900,000, and $4,800,000 in 1997, 1996, and 1995, respectively. Cash payments for interest in those years totaled $6,400,000, $5,000,000, and $4,100,000, respectively.

Investing and financing transactions in 1997 that did not require cash included the sale of two noncore business units of the Company in part for notes receivable and future royalties totaling $3,950,000. Investing and financing transactions in 1996 that did not require cash included the issuance of 438,357 shares of the Company's common stock with a fair market value of $4,000,000 in connection with a professional services agreement related to the Company's efforts to build its public safety business in the Asia Pacific region and a $6,858,000 favorable mark-to-market adjustment of an investment in an affiliated company. Investing and financing transactions in 1995 that did not require cash consisted of the acquisition of a business for total consideration of $7,500,000, consisting of issuance of 797,931 shares of the Company's common stock and the granting of stock options on 148,718 of the Company's shares to employees of the acquired company.

NOTE 6 -- ACCOUNTS RECEIVABLE.
Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Historically, the Company has not experienced significant losses related to trade receivables from individual customers or from groups of customers in any geographic area, with the exception of the 1994 write-off of a $5,500,000 receivable from a Middle Eastern customer. The Company's total accounts receivable from Middle Eastern customers approximated $20,700,000 at both December 31, 1997 and 1996.

Revenues from the U.S. government were $177,100,000 in 1997, $160,800,000 in 1996, and $159,300,000 in 1995, representing approximately 15% of total revenue in all three years. Accounts receivable from the U.S. government was approximately $52,500,000 and $48,000,000 at December 31, 1997 and 1996, respectively. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity and cost-plus award fee contracts, and through commercial sales of products not covered by long-term contracts. Approximately 42% of total federal government revenues are earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is fully anticipated that these contracts will remain in effect through their expiration, the contracts are subject to termination at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

Accounts receivable includes unbilled amounts of $80,900,000 and $82,300,000 at December 31, 1997 and 1996, respectively. These amounts include amounts due under long-term contracts of approximately $35,000,000 and $27,000,000, at December 31, 1997 and
1996, respectively.

The Company maintained reserves for uncollectible accounts, included in "Accounts receivable" in the consolidated balance sheets at December 31, 1997 and 1996, of $14,500,000 and $16,700,000, respectively.

NOTE 7 -- DEBT AND LEASES.
Short- and long-term debt is summarized as follows:

-----------------------------------------------------------------
December 31,                                 1997      1996
-----------------------------------------------------------------
(In thousands)

Revolving credit agreement and term loan  $ 64,640   $20,000
Australian term loan                        13,237    19,029
Long-term mortgages                         10,323    12,889
Other secured debt                          10,187     7,911
Short-term credit facilities                 5,153     3,310
Other                                        1,125     2,505
-----------------------------------------------------------------
Total debt                                 104,665    65,644
Less amounts payable within one year        50,409    35,880
-----------------------------------------------------------------
Total long-term debt                      $ 54,256   $29,764
=================================================================

In October 1995, the Company entered into a three year revolving credit agreement with a group of lenders. Borrowings available under the agreement were determined by the amounts of eligible assets of the Company, with maximum borrowings of $50,000,000. At December 31, 1996, the Company had outstanding borrowings of $20,000,000, and approximately $22,000,000 of the available credit line was allocated to support letters of credit issued by the Company. The rate of interest on all borrowings under the agreement was, at the Company's option, the Citibank base rate of interest plus 1.75% or the Eurodollar rate plus 2.75%. The average effective rate of interest was 10.6% for the period of time in 1996 during which the Company had outstanding borrowings under the agreement. The agreement contained certain financial and restrictive covenants of the Company.

In January 1997, the Company terminated its agreement with this group of lenders and replaced it with a term loan and revolving credit agreement with another lender. As a result, the Company wrote off $3,300,000 of deferred financing costs associated with the previous agreement. The charge is included in "Nonrecurring operating charges" in the 1996 consolidated statement of operations.

Under the Company's January 1997 four year fixed term loan and revolving credit agreement, available borrowings are determined by the amounts of eligible assets of the Company (the "borrowing base"), as defined in the agreement, including accounts receivable, inventory, and property, plant, and equipment, with maximum borrowings of $125,000,000. The $25,000,000 term loan portion of the agreement is due at expiration of the agreement. Borrowings are secured by a pledge of substantially all of the Company's assets in the U.S. The rate of interest on all borrowings under the agreement is the greater of 7% or the Norwest Bank Minnesota National Association base rate of interest (8.5% at December 31, 1997) plus .625%. The average effective rate of interest was 9.12% for the period of time in 1997 during which the Company had outstanding borrowings under this agreement. The agreement requires the Company to pay a facility fee at an annual rate of
 .15% of the amount available under the credit line, an unused credit line fee at an annual rate of .25% of the average unused portion of the revolving credit line, and a monthly agency fee. At December 31, 1997, the Company had outstanding borrowings of $64,640,000, $25,000,000 of which was classified as long-term debt in the consolidated balance sheet, and an additional $41,300,000 of the available credit line was allocated to support letters of credit issued by the Company and the Company's forward exchange contracts. As of this same date, the borrowing base, representing the maximum available credit under the line, was approximately $121,000,000 ($112,000,000 at February 27, 1998).

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

In August 1995, the Company entered into a term loan agreement with an Australian bank totaling 35,000,000 Australian dollars (approximately $23,000,000). The loan is payable in varying installments through August 2002 and bears interest at the bank's variable short-term lending rate, which ranged from 5.8% to 7.1% in 1997 (6.8% to 9.6% in 1996). Letters of credit totaling $13,200,000 are pledged as security under the loan agreement. During 1996, the Company entered into a six year interest rate swap agreement in the amount of the term loan to reduce the risk of increases in interest rates, effectively converting the interest rate on this loan to a fixed rate of 9.58%.

The Company has two long-term mortgages on certain of its European facilities, payable in varying installments through the year 2010 and bearing interest at the floating Amsterdam Interbank Offering Rate, which ranged from 3.1% to 3.8% in 1997 (2.9% to 3.6% in 1996), plus 1%.

Other secured debt consists of debt to various financial institutions payable in varying installments through 2017 and secured by certain assets of the Company, including facilities and internally used computer equipment. In March of 1997, the Company entered into an agreement for the sale and leaseback of one of its facilities. The amount borrowed totals approximately $8,400,000 and is payable over a period of 20 years at an implicit rate of interest of 10.7%. The weighted average interest rate on this and all other secured debt was approximately 11.2% for 1997 and 11.5% for 1996.

See Note 4 for discussion of fair values of the Company's debt and interest rate swap agreements.

The Company leases various property, plant, and equipment under operating leases as lessee. Rental expense for operating leases was $30,400,000 in 1997, $34,200,000 in 1996, and $38,200,000 in
1995. Subleases and contingent rentals are not significant. Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more are as follows:

------------------------------------------------------
                                   Operating
                               Lease Commitments
------------------------------------------------------
(In thousands)

1998                                 $21,500
1999                                  16,100
2000                                   9,400
2001                                   5,500
2002                                   2,900
Thereafter                            22,500
------------------------------------------------------
Total future minimum lease payments  $77,900
------------------------------------------------------

NOTE 8 -- INCOME TAXES.
The components of loss before income taxes are as follows:

-------------------------------------------------------------------------
Year Ended December 31,                 1997       1996       1995
-------------------------------------------------------------------------
(In thousands)

U.S.                                $(57,527)  $(42,381)  $(17,779)
International                        ( 8,710)   (23,731)   (27,569)
-------------------------------------------------------------------------
Total loss before income taxes      $(66,237)  $(66,112)  $(45,348)
=========================================================================

Income tax expense consists of the following:

-------------------------------------------------------------------------
Year Ended December 31,                 1997       1996       1995
-------------------------------------------------------------------------
(In thousands)

Current benefit (expense):
 Federal                             $ 1,400    $ 3,351    $ 5,251
 International                        (3,845)    (3,855)    (2,076)
-------------------------------------------------------------------------
  Total current                       (2,445)    (  504)     3,175
-------------------------------------------------------------------------

Deferred benefit (expense):
 Federal                              (1,726)    (2,447)    (2,685)
 International                           171     (   49)    (  490)
-------------------------------------------------------------------------
  Total deferred                      (1,555)    (2,496)    (3,175)
-------------------------------------------------------------------------
Total income tax expense             $(4,000)   $(3,000)   $   ---
=========================================================================

Deferred income taxes included in the Company's balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax return purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

----------------------------------------------------------------------------
December 31,                                             1997        1996
----------------------------------------------------------------------------
(In thousands)

Current Deferred Tax Assets (Liabilities):
 Inventory reserves                                  $ 15,235    $ 23,356
 Vacation pay and other employee benefit accruals       5,617       5,980
 Other financial statement reserves, primarily
   allowance for doubtful accounts                      9,226       7,624
 Profit on uncompleted sales contracts
   deferred for tax return purposes                   ( 1,759)    ( 4,297)
 Other current tax assets and liabilities, net        ( 5,916)    ( 5,068)
----------------------------------------------------------------------------
                                                       22,403      27,595
 Less asset valuation allowance                       (22,275)    (23,617)
----------------------------------------------------------------------------
 Total net current asset   (1)                            128       3,978
----------------------------------------------------------------------------

Noncurrent Deferred Tax Assets (Liabilities):
 Net operating loss and tax credit carryforwards:
   U.S. federal and state                              78,559      47,019
   International operations                            40,316      38,132
 Depreciation                                         ( 9,907)    ( 9,256)
 Capitalized software development costs               ( 7,604)    ( 9,198)
 Other noncurrent tax assets and liabilities, net     ( 7,051)    ( 6,664)
----------------------------------------------------------------------------
                                                       94,313      60,033
 Less asset valuation allowance                       (94,773)    (66,237)
----------------------------------------------------------------------------
 Total net noncurrent liability                       (   460)    ( 6,204)
----------------------------------------------------------------------------
Net deferred tax liability                           $(   332)   $( 2,226)
============================================================================

(1) Included in "Other current assets" in the consolidated balance sheets.

The valuation allowance for deferred tax assets, which consists primarily of reserves against the tax benefit of net operating loss carryforwards, increased by $27,194,000 in 1997 due to the incurrence of additional losses that may be carried forward, the future tax benefits of which cannot be assured. If realized, these tax benefits will be applied to reduce income tax expense in the year of realization.

Net operating loss carryforwards are available to offset future earnings within the time periods specified by law. At December 31, 1997, the Company had a U.S. federal net operating loss carryforward of approximately $180,000,000 expiring from the year 2009 through 2012. International net operating loss carryforwards total approximately $103,000,000 and expire as follows:

------------------------------------------------------
                                  International
                                Net Operating Loss
December 31, 1997                 Carryforwards
------------------------------------------------------
(In thousands)

Expiration:
3 years or less                     $ 12,000
4 to 5 years                          17,000
6 to 10 years                          6,000
Unlimited carryforward                68,000
------------------------------------------------------
Total                               $103,000
======================================================

Additionally, the Company has $3,500,000 of U.S. alternative minimum tax credit carryforwards which have no expiration date.
U.S. research and development tax credit carryforwards of $6,800,000 are available to offset regular tax liability through 2012.

A reconciliation from income tax benefit at the U.S. federal statutory tax rate of 35% to the Company's income tax expense is as follows:

-------------------------------------------------------------------------------
Year Ended December 31,                            1997       1996       1995
-------------------------------------------------------------------------------
(In thousands)

Income tax benefit at federal statutory rate   $ 23,183   $ 23,139   $ 15,872
Benefit from Foreign Sales Corp. (FSC)              150      1,963        905
Tax effects of international operations, net    ( 5,617)   ( 8,657)   ( 8,629)
Tax effect of U.S. tax loss carried forward     (23,205)   (23,752)   (10,967)
Reduction of taxes provided in prior years        1,165      4,712        ---
Other - net                                         324    (   405)     2,819
-------------------------------------------------------------------------------
Income tax expense                             $( 4,000)  $( 3,000)  $    ---
===============================================================================

The Company does not provide for federal income taxes or tax benefits on the undistributed earnings or losses of its international subsidiaries, because earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. At December 31, 1997, the Company had not provided federal income taxes on earnings of individual international subsidiaries of approximately $41,000,000. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in the various international jurisdictions. Determination of the related amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding of approximately $2,000,000 would be payable if all previously unremitted earnings as of December 31, 1997, were remitted to the U.S. company.

NOTE 9 -- STOCK-BASED COMPENSATION PLANS.
The Intergraph Corporation 1997 Stock Option Plan was approved by shareholders in May 1997. Under the 1997 Plan and the Intergraph Corporation 1992 Stock Option Plan, the Company reserved a total of 6,000,000 shares of common stock to grant as options to key employees. Options may be granted at fair market value or at a price less than fair market value on the date of grant. Options are not exercisable prior to twenty four months from the date of grant or later than ten years after the date of grant. At December 31, 1997, 2,347,250 shares were available for future grants, all of which relate to the 1997 Plan.

Under the 1995 Employee Stock Purchase Plan, 3,200,000 shares of common stock were made available for purchase through a series of five consecutive annual offerings each June beginning June 1, 1995. In order to purchase stock, each participant may have up to 10% of his or her pay, not to exceed $25,000 in any offering period, withheld through payroll deductions. All full time employees, except members of the Administrative Committee of the Plan, are eligible to participate. The purchase price of each share is 85% of the closing market price of the Company's common stock on the last pay date of each calendar month. Employees purchased 432,263, 352,759, and 358,687 shares of stock in 1997, 1996, and 1995, respectively, under the 1995 and predecessor Plans. At December 31, 1997, 2,223,464 shares were available for future purchases.

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

-------------------------------------------------------------------------------
Year Ended December 31,                             1997       1996       1995
-------------------------------------------------------------------------------
(In thousands except per share amounts)

Net loss                           As reported  $(70,237)  $(69,112)  $(45,348)
                                   Pro forma    $(72,497)  $(71,447)  $(46,757)

Basic and diluted loss per share   As reported  $(  1.46)  $(  1.46)  $(   .98)
                                   Pro forma    $(  1.51)  $(  1.51)  $(  1.01)
===============================================================================

Under the methodology of SFAS 123, the fair value of the Company's fixed stock options was estimated at the date of grant using the Black Scholes option pricing model. The multiple option approach was used, with assumptions for expected option life of 1.38 years after vest date in 1997 (1.39 years in 1996 and 1995) and 43% expected volatility for the market price of the Company's stock in 1997 (40% in 1996 and 1995). Dividend yield is excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations. Risk free interest rates were determined separately for each grant and are as follows:

-----------------------------------------------------------------------------------------
           1997                          1996                          1995
----------------------------  ----------------------------  -----------------------------
Expected Life  Risk Free      Expected Life  Risk Free      Expected Life  Risk Free
(in years)     Interest Rate  (in years)     Interest Rate  (in years)     Interest Rate
----------------------------  ----------------------------  -----------------------------
3.38           6.28%          3.39           6.55%          3.39           5.95%
4.38           6.38%          4.39           6.67%          4.39           6.02%
5.38           6.34%          5.39           6.74%          5.39           6.09%
6.38           6.46%          6.39           6.79%          6.39           6.17%
=========================================================================================

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

The weighted average grant date fair values of options granted to employees during 1997, 1996, and 1995 were $3.66, $3.92, and $4.84, respectively, under the 1992 and 1997 stock option plans and $1.29, $1.78, and $1.88, respectively, under the 1995 stock purchase plan.

Activity in the Company's fixed stock option plan for the years ended December 31, 1997, 1996, and 1995 is summarized as follows:

-------------------------------------------------------------------------------------------
                                       1997                 1996                1995
-------------------------------------------------------------------------------------------
                                       Weighted             Weighted            Weighted
                                       Average              Average             Average
                                       Exercise             Exercise            Exercise
                            Shares     Price     Shares     Price    Shares     Price
-------------------------------------------------------------------------------------------
Outstanding at beginning
 of year                    1,831,417  $10.38    1,778,304  $10.42   1,260,637  $10.48
Granted at fair value         672,250    7.99      290,018    9.47   1,244,000   11.12
Granted at less than fair
 value                            ---     ---          ---     ---     148,718    1.25
Exercised                    ( 40,187) ( 8.23)    ( 53,898)   5.28    (836,469)   9.94
Expired                      ( 30,000) (16.00)    ( 14,982)   9.23         ---     ---
Forfeited                    (173,557) (10.65)    (168,025)  11.02    ( 38,582)   9.97
-------------------------------------------------------------------------------------------
Outstanding at end of year  2,259,923  $ 9.61    1,831,417  $10.38   1,778,304  $10.42
===========================================================================================

Exercisable at end of year    540,922  $ 9.62      247,874  $ 9.12     160,171  $ 7.68
===========================================================================================

Further information relating to stock options outstanding at December 31, 1997 is as follows:

----------------------------------------------------------------------------------------------
                                Options Outstanding                    Options Exercisable
                    ---------------------------------------------  ---------------------------
                                Weighted Average   Weighted                  Weighted
Range of                        Remaining          Average                   Average
Exercise Prices     Number      Contractual Life   Exercise Price  Number    Exercise Price
----------------------------------------------------------------------------------------------
$   .90 to $ 3.75      17,690   6.88 years         $ 1.30           17,690   $ 1.30
$  7.00 to $ 9.50   1,194,973   8.16                 8.41          261,232     8.63
$10.125 to $12.25   1,047,260   7.61                11.12          262,000    11.17
----------------------------------------------------------------------------------------------
                    2,259,923   7.89               $ 9.61          540,922   $ 9.62
==============================================================================================

Options shown above with a grant date weighted average exercise price of $1.25 per share and a range of exercise prices of $.90 to $3.75 were granted in 1995 as the result of a business acquisition in which the Company assumed the total shares and price obligations under the acquired company's stock option plans. All other option grants during the three year period ended December 31, 1997 were at the fair market value of the Company's stock at date of grant.

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

In 1990, the Company established the Intergraph Corporation SavingsPlus Plan, an employee savings plan qualified under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. employees. Employees can elect to contribute up to 15% of their compensation to the Plan. The Company matches 50% of employee contributions up to 6% of each employee's compensation. Company contributions to the Plan were $4,575,000, $5,687,000, and $5,886,000, in 1997, 1996, and 1995, respectively.

The Company maintains various retirement benefit plans for employees of its international subsidiaries, primarily defined contribution plans that cover substantially all employees. Contributions to the plans are made in cash and are allocated to the accounts of participants based on compensation. Benefits are payable based on vesting provisions contained in each plan. Contributions to the plans were $3,244,000, $3,678,000, and $3,856,000 in 1997, 1996, and 1995, respectively.

NOTE 11-- OPERATIONS BY GEOGRAPHIC AREA.
International markets, particularly Europe and Asia, continue in importance to the industry and to the Company. The Company's operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policies or restrictions, currency exchange fluctuations, and other factors.

The following summary of operations by geographic area includes both sales to unaffiliated customers and intercompany sales between geographic areas. Sales between geographic areas are accounted for under a transfer pricing policy. Loss from operations by geographic areas reflects these sales.

--------------------------------------------------------------------------
Year Ended December 31,                  1997        1996         1995
--------------------------------------------------------------------------
(In thousands)

Revenues
United States:
 Unaffiliated customers - U.S.    $   528,411  $  488,759   $  500,295
 Unaffiliated customers - export       58,589      42,061       49,035
 Consolidated subsidiaries            202,792     232,871      217,171
--------------------------------------------------------------------------
                                      789,792     763,691      766,501
--------------------------------------------------------------------------

Europe:
 Unaffiliated customers               341,476     363,255      390,715
 U.S. parent                            1,151         ---          ---
--------------------------------------------------------------------------
                                      342,627     363,255      390,715
--------------------------------------------------------------------------

Asia Pacific:
 Unaffiliated customers               111,449     127,607       91,284
 U.S. parent                            1,910       2,257        2,252
--------------------------------------------------------------------------
                                      113,359     129,864       93,536
--------------------------------------------------------------------------

Other International:
 Unaffiliated customers                84,380      73,651       66,649
 U.S. parent                            1,849       1,320          770
--------------------------------------------------------------------------
                                       86,229      74,971       67,419
--------------------------------------------------------------------------
Eliminations -- net                  (207,702)   (236,448)    (220,193)
--------------------------------------------------------------------------
Total revenues                     $1,124,305  $1,095,333   $1,097,978
==========================================================================

Loss From Operations
United States                      $ ( 35,350) $ ( 30,346)  $( 12,261)
Europe                               ( 20,504)   ( 29,837)   ( 27,663)
Asia Pacific                         (  7,930)   (  5,917)   ( 10,799)
Other International                     1,638    (  5,424)   ( 10,106)
Eliminations -- net                     7,230       2,800       6,684
--------------------------------------------------------------------------
Total loss from operations         $ ( 54,916) $ ( 68,724)  $( 54,145)
==========================================================================

Identifiable Assets
United States                      $  506,542  $ 522,966    $ 558,446
Europe                                183,826    204,913      248,459
Asia Pacific                           70,848     85,197       85,205
Other International                    49,611     40,147       46,234
Eliminations -- net                  ( 89,838)  ( 96,876)    (112,299)
--------------------------------------------------------------------------
Total identifiable assets          $  720,989  $ 756,347    $ 826,045
==========================================================================

Loss from operations in 1995 includes restructuring charges of $4,778,000 in the U.S., $978,000 in Europe, and $284,000 in Other
International. Loss from operations in 1996 includes a charge of $10,545,000 in the U.S. for a $7,245,000 revaluation of the assets of two noncore business units sold to third parties in 1997 and a $3,300,000 write-off of deferred financing fees due to the Company's early termination of its revolving credit agreement with a group of lenders. Loss from operations in 1997 includes a charge of $1,095,000 in the U.S. for additional losses incurred upon final disposition of the two noncore business units.

NOTE 12 -- RELATED PARTY TRANSACTIONS.
Bentley Systems, Inc.: The Company owns approximately 50% of Bentley Systems, Inc., the developer and owner of MicroStation, a software product utilized in many of the Company's software applications and for which the Company serves as a nonexclusive distributor. Under the Company's distributor agreement with Bentley, the Company purchases MicroStation products for resale to
third parties.   The per copy fee payable by the Company under this
agreement was increased effective January 1, 1995 and again January 1, 1996 and, for 1995 only, Bentley paid the Company $7,414,000 in distribution fees based on Bentley's MicroStation sales to resellers.

The Company's purchases from Bentley totaled $5,656,000 in 1997, $14,244,000 in 1996, and $39,329,000 in 1995. Amounts due from
Bentley or for which the Company holds the right to delivery of Bentley products totaled $1,076,000 and $10,700,000 at December 31, 1997 and 1996, respectively. During the second quarter of 1997, the Company offset receivables from Bentley of $5,835,000 against a $6,126,000 obligation to Bentley resulting from an adverse contract arbitration award. See "Litigation and Other Risks and Uncertainties" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 15 to 19 of this annual report for further discussion of the Company's arbitration proceedings and business relationship with Bentley.

Loan Program for Executive Officers: In order to encourage retention of Company stock by executive officers, the Company adopted a loan program effective January 1993, under which executive officers may borrow from the Company, on an unsecured basis, an amount not exceeding (1) the current market value of the common stock of the Company owned by any such executive officer, and/or (2) the net value (current market price less exercise price) of currently exercisable stock options owned by any such executive officer. Interest is charged on a monthly basis at the prevailing prime rate. Principal and interest must be repaid by the earliest to occur of termination of employment, the attainment of a designated market price for the Company's stock, the sale of a certain number of shares of the Company's stock by loan recipients, or the April 30, 1998 expiration of the program. At December 31, 1996, James W. Meadlock, Chief Executive Officer and Chairman of the Board of the Company, was indebted to the Company in the amount of $5,530,000 under the program. On November 21, 1997, the loan and related interest, totaling $6,129,000 as of that date, were paid in full. As of December 31, 1997, there were no outstanding loans under this program.

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

NOTE 14 -- SUMMARY OF QUARTERLY INFORMATION -- UNAUDITED.

--------------------------------------------------------------------------------
Quarter Ended                         March 31    June 30   Sept. 30    Dec. 31
--------------------------------------------------------------------------------
(In thousands except per share amounts)

Year ended December 31, 1997:
Revenues                              $252,758   $288,609   $282,067   $300,871
Gross profit                            87,610    109,115    101,177    102,437
Net loss                               (26,289)   (16,027)   ( 7,186)   (20,735)
Net loss per share, basic and diluted  (   .55)   (   .33)   (   .15)   (   .43)
Weighted average shares outstanding     47,758     47,888     48,006     48,121

Year ended December 31, 1996:
Revenues                              $256,706   $268,166   $276,313   $294,148
Gross profit                            95,401    101,370    103,001    103,653
Net loss                               ( 6,391)   (15,179)   (13,930)   (33,612)
Net loss per share, basic and diluted  (   .14)   (   .32)   (   .29)   (   .71)
Weighted average shares outstanding     46,902     46,922     47,243     47,636
================================================================================

Second quarter 1997 losses were increased by a $.13 per share charge for an adverse contract arbitration award to Bentley Systems, Inc. Third quarter 1997 losses were reduced by a $.10 per share gain on the sale of an investment in an affiliated company. The Company estimates that the strength of the U.S. dollar in the fourth quarter of 1997 adversely impacted fourth quarter 1997 results of operations by approximately $.15 per share in comparison to fourth quarter 1996.

First quarter 1996 losses were reduced by a $.20 per share gain on the sale of the Company's stock investment in an affiliated company. Fourth quarter 1996 losses were increased by a $.21 per share charge for nonrecurring operating expenses, primarily revaluation of the assets of two noncore business units and write-off of deferred financing fees.

NOTE 15 -- SUBSEQUENT EVENTS.

On January 15, 1998, the Company closed a settlement agreement related to its litigation with Zydex, Inc. Under terms of the agreement, the Company purchased 100% of the common stock of Zydex for $26,292,000, with $15,979,000 paid in cash at closing and the remaining amount payable in fifteen monthly installments with interest. The closing date payment of cash was funded by the Company's primary lender. See "Zydex Litigation" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 17 of this annual report for further details.

In February 1998, the Company established a plan to restructure its European operations to further align operating expense and revenue levels in that region. The cost of this restructuring is estimated at $4,400,000, primarily for severance pay and related costs. The 60 positions planned for elimination by the end of second quarter 1998 are in the sales and marketing, general and administrative, and pre- and post-sales support areas. The cash outlay related to this charge is expected to approximate the amount of the charge and will be funded by existing cash and/or borrowings under the Company's revolving line of credit. The Company estimates the restructuring action will result in annual savings of approximately $4,500,000.

On March 2, 1998, the Company closed its transaction with Electronic Data Systems Corporation and its Unigraphics Solutions, Inc. subsidiary, in which the Company sold certain of the assets of its Solid Edge and Engineering Modeling System product lines, for $105,000,000 in cash. The Company anticipates a gain on this transaction of approximately $100,000,000. Additionally, the Company estimates the sale of this business will result in a reduction of its 1998 revenues by approximately $30,000,000, if not replaced, and an improvement in its operating results of approximately $5,000,000, excluding the impact of the estimated $100,000,000 gain on the sale.


REPORT OF INDEPENDENT AUDITORS
To the Board of Directors and Shareholders
Intergraph Corporation


We have audited the accompanying consolidated balance sheets of Intergraph Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended
December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intergraph Corporation and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended
December 31, 1997, in conformity with generally accepted accounting principles.

                                /s/Ernst & Young LLP

Birmingham, Alabama
January 29, 1998, except for paragraph 2 of Note 15, as to which the date is March 2, 1998.


DIVIDEND POLICY

The Company has never declared or paid a cash dividend on its common stock. It is the present policy of the Company's Board of Directors to retain all earnings to finance the Company's operations. In addition, payment of dividends is restricted by the Company's term loan and revolving credit agreement.

PRICE RANGE OF COMMON STOCK

Since April 1981, Intergraph common stock has traded on The NASDAQ Stock Market under the symbol INGR. As of January 31, 1998, there were 48,220,459 shares of common stock outstanding, held by approximately 6,000 shareholders of record. The following table sets forth, for the periods indicated, the high and low sale prices of the Company's common stock as reported on The NASDAQ Stock Market.

--------------------------------------------------------------------
                          1997                         1996
Period               High       Low             High        Low
--------------------------------------------------------------------

First Quarter     $11  1/4    $ 7  3/8        $20 1/8      $14 5/8
Second Quarter      8 13/16     6  1/4         16 1/4       11 1/8
Third Quarter      12           7  5/8         13 1/8        8 5/8
Fourth Quarter     14  3/16     8 15/16        12 5/8        8 5/8
====================================================================

TRANSFER AGENT AND REGISTRAR

Harris Trust and Savings Bank
Shareholder Services Division
311 W. Monroe Street
P. O. Box A-3504
Chicago, IL  60690-3504
(312) 360-5116

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

ANNUAL MEETING

The annual meeting of Intergraph Corporation will be held May 28, 1998, at the Corporate offices in Huntsville, Alabama.


BOARD MEMBERS AND OFFICERS

BOARD OF DIRECTORS          EXECUTIVE VICE PRESIDENTS       VICE PRESIDENTS

James W. Meadlock           Wade C. Patterson               Theron E. Anders
Chief Executive Officer     Chief Executive Officer
and Chairman of the Board   and President, Intergraph       Randall C. Bachmeyer
                            Computer Systems, Inc.

Larry J. Laster             Lawrence F. Ayers Jr.           Thomas G. Baybrook

Thomas J. Lee               Klaas Borgers                   Roger O. Coupland

Sidney L. McDonald          Edward F. Boyle                 Thomas J. Doran

Keith H. Schonrock Jr.      Penman R. Gilliam               George H. Dudley

James F. Taylor Jr.         Richard H. Lussier              Jeffrey H. Edson
Executive Vice President,
Intergraph Corporation,     Nancy B. Meadlock               Graeme J. Farrell
and Chief Executive
Officer, Intergraph         Stephen J. Phillips             Milford. B. French
Public Safety, Inc.
                            William E. Salter               Aggie L. Frizzell
Robert E. Thurber
Executive Vice President    K. David Stinson Jr.            Lewis N. Graham

                            Edward A. Wilkinson             Jeffrey P. Heath

                            Allan B. Wilson                 Rune Kahlbom

                            Manfred Wittler                 Milton H. Legg

                                                            Winston P. Newton

                                                            John R. Owens

                            VeriBest, Inc.                  Robert Patience

                            Charles E. Robertson Jr.        Preetha Pulusani
                            Chief Executive Officer and
                            President                       Stephen B. Rowles

                                                            James H. Slate

                                                            John W. Wilhoite




                                                            SECRETARY

                                                            John R. Wynn