Form 10-K, Exhibit 13
period 1998-12-31
INTERGRAPH CORP
filed 1999-03-30
CIK 351145

Five Year Financial Summary


--------------------------------------------------------------------------------
                               1998       1997       1996       1995       1994
--------------------------------------------------------------------------------
(In thousands except per share amounts)

Revenues                 $1,032,790 $1,124,305 $1,095,333 $1,097,978 $1,041,403
Nonrecurring
 operating charges
 (credit)                    15,843      1,095     10,545      6,040    ( 4,826)
Loss from operations       (114,206)   (54,916)   (68,724)   (54,145)   (72,642)
Gains on sales of
 assets                     112,533      4,858     11,173      6,493      5,815
Net loss                   ( 19,634)   (70,237)   (69,112)   (45,348)   (70,220)
Net loss per share,
 basic and diluted         (    .41)   (  1.46)   (  1.46)   (   .98)   (  1.56)
Working capital             216,520    204,534    230,804    261,140    282,893
Total assets                695,974    720,989    756,347    826,045    839,618
Total debt                   83,213    104,665     65,644     69,541     61,114
Shareholders' equity        355,332    368,783    447,263    504,064    522,337
















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


RESULTS OF OPERATIONS

Summary. The following summarized financial data sets forth the results of operations of the Company for the three years in the period ended December 31, 1998. The complete consolidated financial statements of the Company, including footnote disclosures, are presented on pages 34 to 54 of this annual report.

----------------------------------------------------------------------
                                         1998      1997      1996
----------------------------------------------------------------------
(In millions except per share amounts)

Revenues                                $1,033    $1,124    $1,095
Cost of revenues                           708       724       692
----------------------------------------------------------------------
Gross profit                               325       400       403

Operating expenses                         423       454       461
Nonrecurring operating charges              16         1        11
----------------------------------------------------------------------
Loss from operations                      (114)    (  55)    (  69)

Interest expense                          (  8)    (   7)    (   5)
Arbitration award                          ---     (   6)      ---
Gains on sales of assets                   113         5        11
All other income (expense) - net          (  5)    (   3)    (   3)
----------------------------------------------------------------------
Loss before income taxes                  ( 14)    (  66)    (  66)

Income tax expense                        (  6)    (   4)    (   3)
----------------------------------------------------------------------
Net loss                                $ ( 20)   $(  70)   $(  69)
======================================================================
Net loss per share, basic and diluted   $ (.41)   $(1.46)   $(1.46)
======================================================================

In 1993, the Company began the process of transformation of its proprietary, closed-system product offerings to the open computing environment of products based on Intel Corporation hardware and Microsoft Corporation software. The dedication of significant Company resources to hardware, software, and system implementation for this new environment contributed substantially to the Company's operating losses for the years 1993 through 1996.

For hardware implementation, the Company chose to use only Intel processors and to focus its efforts and image creation on its core capabilities, specifically very high performance computational and graphics capabilities. This high-end market in the Windows NT operating system environment is supported only by Intel-based hardware products. The Company expected that its four year hardware development effort and investment in the high-end graphics market would result in substantially increased revenues and profits in 1997, but these benefits were not realized due primarily to actions of Intel described separately in the "Intel Litigation" section of this report. In addition, demand for the Company's software products did not meet expectations and gross margin on product sales continued to decline due primarily to price competition in the industry.

In 1998, the Company's revenues and operating results continued to be impacted by its dispute with Intel, as resulting delays in new product releases eliminated the potential for revenue growth and increased the Company's inventory obsolescence charges. Price competition in the industry has also continued to adversely affect the Company's margins. Operating expenses have been reduced in reaction to lower sales volumes and through various restructuring actions, but have been offset to a degree by increased legal expenses related to Intel and other matters.

The Company expects that the industry will continue to be characterized by higher performance and lower priced products, intense competition, rapidly changing technologies, shorter product cycles, and development and support of software standards that result in less specific hardware and software dependencies by customers.
The Company believes that its operating system and hardware architecture strategies are the correct choices. However, competing operating systems and products are available in the market, and competitors of the Company offer or are adopting Windows NT and Intel as the systems for their products. Improvement in the Company's operating results will depend on its ability to accurately anticipate customer requirements and technological trends and to rapidly and continuously develop and deliver new hardware and software products that are competitively priced, offer enhanced performance, and meet customers' requirements for standardization and interoperability, and will further depend on its ability to successfully implement its strategic direction. In addition, the Company faces significant operational and financial uncertainty of unknown duration due to its dispute with Intel. To achieve and maintain profitability, the Company must substantially increase sales volume and/or continue to align its operating expenses with the level of revenue and gross margin being generated.

Nonrecurring Operating Charges. In first quarter 1998, the Company reorganized its European operations to reflect the organization of the Company into four distinct business units and to align operating expenses more closely with revenue levels in that region. The cost of this reorganization was originally estimated and recorded at $5.4 million, primarily for employee severance pay and related costs. During the remainder of 1998, approximately $2.2 million of the costs accrued in the first quarter were reversed as the result of incurrence of lower severance costs than originally anticipated. In the fourth quarter, additional European reorganization costs of $2 million were recorded for further headcount reductions. The net year to date charge of $5.2 million is included in "Nonrecurring operating charges" in the 1998 consolidated statement of operations. Approximately 80 European positions have been eliminated in the sales and marketing, general and administrative, and pre- and post-sales support areas. Cash outlays related to this charge approximated $3.1 million in 1998, with the remaining costs to be paid during 1999. The Company estimates the European reorganization will result in annual savings of approximately $7 million.

In fourth quarter 1998, the Company took further actions, principally in the form of direct workforce reductions, to align the operating expenses of its unprofitable businesses with their current revenue levels. Approximately 100 positions were eliminated, primarily in the Company's VeriBest and Intergraph Computer Systems business units. The costs of this reduction in force (approximately $1.3 million) are included in "Nonrecurring operating charges" in the 1998 consolidated statement of operations. Related cash outlays approximated $.8 million in 1998, with the remainder to be paid in 1999. The Company estimates that these headcount reductions will result in annual savings of approximately $7 million.

The remainder of the 1998 nonrecurring operating charges consists primarily of write-offs of a) certain intangible assets, primarily capitalized business system software no longer in use, b) goodwill recorded on a prior acquisition of a domestic subsidiary and determined to be of no value, and c) a noncompete agreement with a former third party consultant. Prior to the write-off, amortization of these intangibles accounted for approximately $3.4 million of the Company's annual operating expenses.

In fourth quarter 1996, the Company recorded a nonrecurring operating charge of $10.5 million, consisting of a $7.2 million revaluation of the assets of two unprofitable business units held for sale and an unrelated $3.3 million write-off of deferred financing costs due to early termination of the Company's revolving credit agreement with a group of lenders. The $10.5 million charge is included in "Nonrecurring operating charges" in the 1996 consolidated statement of operations. In early 1997, the Company sold the two unprofitable business units that were the subject of the 1996 charge. The total loss on these sales was $8.3 million, of which $7.2 million had been included in the 1996 asset revaluation. The remaining loss of $1.1 million is included in "Nonrecurring operating charges" in the 1997 consolidated statement of operations. Revenues and losses of these two business units totaled $24 million and $16 million, respectively, for the full year 1996. Assets of the business units totaled $14 million at December 31, 1996. The two business units did not have a material effect on the Company's results of operations for the period in 1997 prior to their disposal.

Gains on Sales of Assets. As part of the efforts of the Company to focus on its core competencies, in 1998 the Company sold its Solid Edge and Engineering Modeling system product lines at a gain of $102.8 million and its printed circuit board manufacturing facility at a gain of $8.3 million. See "Nonoperating Income and Expense" following for further detail.

SCI. Reflecting the trend toward outsourcing in the industry, on November 13, 1998, the Company completed a transaction with SCI Technology Inc. (SCI), a wholly owned subsidiary of SCI Systems, Inc., pursuant to which the Company sold substantially all of its U.S. manufacturing inventory and assets to SCI, and SCI assumed responsibility for manufacturing of substantially all of the Company's hardware products. In addition, the Company licensed certain related intellectual property to SCI, and SCI employed approximately 300 of the Company's manufacturing employees. The total purchase price for the assets was approximately $62.4 million, $42.5 million of which was received during the fourth quarter of 1998. The final purchase price installment of $19.9 million was received on January 12, 1999. Proceeds from the sale have been utilized primarily to retire the Company's existing debt. The Company's gain on this transaction of $1.5 million is included in "Gains on sales of assets" in the 1998 consolidated statement of operations.

Significant contingencies related to the transaction include the right of SCI to return to the Company any inventory included in the initial sale that proves unusable in the manufacturing of current products, the ability of the Company to obtain most favorable pricing for products purchased from SCI through higher volumes, and the ability of the Company to accurately forecast its requirements of SCI.

The Company expects to benefit from lower employee headcount and lower per unit costs for materials and overhead expenses, both of which should improve earnings and cash flow. The Company retains the risk associated with inventory excess and obsolescence, defined in the agreement as any component or material in SCI's inventory for more than 60 days and which is in excess of demand as reflected in the Company's six month forecast, if not mitigated by SCI with the vendor. The Company has the option to either purchase this inventory from SCI or authorize SCI to obtain liquidation offers from third parties.

In connection with this transaction, the Company's term loan and security agreement was amended to incorporate the sale of the Company's manufacturing inventory and assets to SCI and to modify the borrowing base accordingly. See "Liquidity and Capital Resources" for a further discussion of the impact of this transaction on the Company's cash flow.

Litigation and Other Risks and Uncertainties. The Company has extensive ongoing litigation, and its business is subject to certain other risks and uncertainties, including those described below.

Intel Litigation. The Company filed a legal action on November 17, 1997, in U.S. District Court, the Northern District of Alabama, Northeastern Division (the "Alabama Court"), charging Intel Corporation, the supplier of all of the Company's microprocessor supply, with anticompetitive business practices. In the lawsuit, Intergraph alleges that Intel is attempting to coerce the Company into relinquishing to Intel certain computer hardware patents through a series of wrongful acts, including interference with business and contractual relations, interference with technical assistance from third party vendors, breach of contract, negligence, misappropriation of trade secrets, and fraud based upon Intel's failure to promptly notify the Company of defects in Intel's products and timely correction of such defects, and further alleging that Intel has infringed upon the Company's patents. The Company's patents define the architecture of the cache memory of an Intergraph developed microprocessor. The Company believes this architecture is at the core of Intel's entire Pentium line of microprocessors and systems. On December 3, 1997, the Company amended its complaint to include a count charging Intel with violations of federal antitrust laws. Intergraph asserts claims for compensatory and treble damages resulting from Intel's wrongful conduct and infringing acts, and punitive damages in an amount sufficient to punish and deter Intel's wrongful conduct. Additionally, the Company requested that Intel be enjoined from continuing the alleged wrongful conduct which is anticompetitive and/or violates federal antitrust laws, so as to permit Intergraph uninterrupted development and sale of Intel-based products.

On November 21, 1997, the Company filed a motion in the Alabama Court to enjoin Intel from disrupting or delaying its supply of products and product information pending resolution of Intergraph's legal action. On April 10, 1998, the Alabama Court ruled in favor of Intergraph and ordered that Intel be preliminarily enjoined from terminating Intergraph's rights as a strategic customer in current and future Intel programs, and from otherwise taking any action adversely affecting Intel's business relationship with Intergraph or Intergraph's ability to design, develop, produce, manufacture, market or sell products incorporating, or based upon, Intel products or information. The Court's ruling requires that Intel carry out business with Intergraph under the same terms and conditions, with the same rights, privileges, and opportunities as Intel makes available to Intergraph's competitors who are also strategic customers of Intel. In response to the Alabama Court's decision, on April 16, 1998, Intel appealed to the United States Court of Appeals for the Federal Circuit (the "Appeals Court"). Intel and the Company have each filed briefs with the Appeals Court, and oral arguments were presented on December 9, 1998. No decision has been entered.

Intel filed a retaliatory legal action on November 17, 1997, in the U.S. District Court, the Northern District of California (the "California Court"), requesting, among other things, i) that the Court declare Intergraph's patents invalid and/or not infringed by Intel, ii) that Intergraph be enjoined from making further assertions that Intel's customers infringe Intergraph's patents through use of Intel's microprocessors, iii) that the Court declare that Intel has no obligation to disclose any of its trade secrets or other confidential information to Intergraph, and iv) that the Court declare that Intel's decision to discontinue the provision of trade secrets and other confidential information to Intergraph does not violate any doctrine of federal or state statutory or common law. Intel filed a second legal action in the California Court on November 24, 1997, charging Intergraph with breach of contract related to wrongful retention of and failure to return Intel information supplied under nondisclosure agreements, and misappropriation of trade secrets as a result of the same. Intel asserted claims for damages and awards and requested a preliminary and permanent injunction under which Intergraph would return and make no further use of Intel confidential information. On December 8, 1997, the Alabama Court directed the Company and Intel to file joint motions in the California cases to stay the two legal actions brought by Intel, pending the Court's consideration of a motion to transfer and consolidate venue. The joint motions were filed and stays were granted by the California Court. On January 15, 1998, Intel filed a motion before the Alabama Court for a change in venue to California. On May 18, 1998, the Alabama Court denied this motion, and Intel subsequently dropped the two retaliatory lawsuits which Intel had brought against the Company in California.

On June 17, 1998, Intel filed its answer in the Alabama case, which included counterclaims against Intergraph, including claims that Intergraph has infringed seven patents of Intel. On July 8, 1998, the Company filed its answer to the Intel counterclaims, among other things denying any liability under the patent infringement asserted by Intel. On June 17, 1998, Intel filed a motion before the Alabama Court seeking a summary judgment holding that Intel is licensed to use the patents that the Company asserted against Intel in the Company's original complaint. This "license defense" is based on Intel's interpretation of the facts surrounding the acquisition by the Company of the Advanced Processor Division of Fairchild Semiconductor Corporation in 1987. The Company is vigorously contesting Intel's motion for summary judgment on the license defense, and filed a cross motion with the Alabama Court September 15, 1998 requesting summary adjudication in favor of the Company. No decision has been entered.

On November 13, 1998, the Company amended its complaint to include two additional counts of patent infringement against Intel. The Company requested the court to issue a permanent injunction enjoining Intel from further infringement, and to order that the financial impact of the infringement be calculated and awarded in treble to Intergraph. No decision has been entered.

On January 29, 1999, Intergraph filed a motion requesting the Alabama Court to require Intel to show cause why it should not be held in contempt for its failure to comply with the Court's automated discovery order and for improperly designating discovery materials as protected by the attorney client privilege. In its motion, Intergraph requested the Court to set a status conference on discovery and a hearing on its motion. No decision has been entered.

In a scheduling order entered June 25, 1998, the Alabama Court set a trial date of February 14, 2000.

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

Effects. The Company's workstations are developed for and sold in the high-end workstation market. Successful participation in this market requires involvement in Intel product development programs that provide advance information for the development of new products to be sold by Intergraph and others and permit formulation of standards and specifications for those new products. During 1997, Intergraph's product design and release cycle was severely impacted by Intel's refusal to provide Intergraph with advance technology and product information and immediate information on Intel defects and corrections. Intel continues to provide that information to the Company's competitors. Intel's refusal to provide this vital information has delayed the Company's new product releases by one to six months. These delays have resulted in lost sales for the Company as well as increased discounting on available products, severely impacting the Company's revenues and margins. While the April 1998 ruling of the Alabama Court requires Intel to provide Intergraph with advance product samples and technical information, the Company lost considerable sales momentum and continued to feel residual effects from the dispute through the end of 1998, including shipment problems resulting from a non-Intel chipset used in certain of the Company's workstations. In late 1997, when the dispute looked as if it might jeopardize the Company's supply of Intel components, an alternate chipset supplier was selected for some designs. In the third quarter of 1998, that vendor had difficulty delivering enough parts to the Company, resulting in a significant backlog that could not be shipped until the fourth quarter. Additionally, the Company believes that while Intel is supplying it with advance product samples and technical information, Intel's responsiveness is not at the same level as prior to the dispute.
It was not until October 1998 that all of the Company's hardware product offerings contained the latest Intel technology and were technologically back in line with industry competition.

The Company believes it was necessary to take legal action against Intel in order to defend its workstation business, its intellectual property, and the investments of its shareholders. The Company is vigorously prosecuting its positions and defending against Intel's claims and believes it will prevail in these matters, but at present is unable to predict an outcome. The Company does expect, however, that adverse effects on its operations will continue in the near term including, but not limited to, increased legal and administrative expenses associated with the lawsuit. Additionally, if the Company were to lose the Intel appeal (which is not anticipated by the Company), it would be forced to significantly alter its business plans, and its computer hardware business would be placed at significant risk. The Company is actively considering alternative strategies for its hardware business but has reached no conclusions on those alternatives. The costs of pursuit of any such strategies would likely be prohibitive.

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

In a second proceeding brought in March 1996, Bentley commenced arbitration against the Company, alleging that the Company failed to properly account for and pay to Bentley certain royalties on its sales of Bentley software products, and seeking significant damages. Hearings on this matter are in process and are scheduled to conclude with a decision from the arbitration panel in second quarter of 1999. The Company denies that it has breached any of its contractual obligations to Bentley and is vigorously defending its position in this proceeding, but at present is unable to predict an outcome. A decision by the arbitration panel in favor of Bentley could immediately and significantly impact the results of operations and cash position of the Company.

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

Technology significant to the Company is sometimes made available in the form of proprietary information or trade secrets of others.
Prior to the dispute with Intel, Intel had made freely available technical information used by the Company to design, market and support its products that use Intel components. Such information is claimed by Intel to be proprietary and is made available by Intel only under nondisclosure agreements. Prior to the April 1998 ruling of the Alabama Court, Intel was withholding such information, attempting to cancel existing agreements and refusing to enter into new nondisclosure agreements with the Company. Intel's actions are the subject matter of current litigation, and Intel has appealed the April 1998 court ruling. Intel's actions have damaged the Company by slowing the introduction of new products using Intel components and preventing proper maintenance and support of Company products using Intel components. The Company expects the Appeals Court to uphold the April 1998 ruling. However, if the ruling is overturned, the Company will be materially affected and may be forced to alter its future business plans or to accept unfavorable terms from Intel in settlement of the lawsuit.

Until recently, most computer programs were written to store only two digits of date-related information. Such programs may be unable to distinguish between the year 1900 and the year 2000. Unless corrected or replaced, programs with this inability could cause data processing malfunctions and computer system failures. The Company has initiated a program to mitigate and/or prevent possible adverse effects on operations of Year 2000 problems in its software and hardware products sold to customers and in its internally used software and hardware.

The Company's efforts to identify and resolve Year 2000 issues related to its hardware and software product offerings are nearing completion. All products currently offered in the Company's standard price list are Year 2000 compliant or will be so certified as new versions and utilities are released. In addition, the Company has completed a significant effort to contact its customers and business partners to ensure that customers are aware of how to acquire detailed Year 2000 information regarding any Intergraph-produced product. The Company's Web site allows customers to request specific product information related to the Year 2000 issue, and provides a mechanism for requesting specific product upgrade paths. Customers under maintenance contract with the Company are being upgraded to compliant versions of the Company's software, and selected hardware remedies have been completed where appropriate. Accordingly, the Company does not believe that any Year 2000 problems in its installed base of products or in its current product offerings present a material exposure for the Company. However, the Company could suffer a loss of maintenance revenue should its customers discontinue any noncompliant products and not replace them with other products of the Company, and product sales could be lost should customers replace any noncompliant products with products of other companies. In addition, any liability claims by customers would increase the Company's legal expenses and, if successful, could have an adverse impact on the results of operations and financial position of the Company.

The Company's product compliance costs have not had and are not anticipated to have a material impact on its results of operations or financial condition.

Year 2000 readiness of the Company's business critical internal systems has been made a top priority by the Company's Year 2000 Program Team. These efforts were primarily concentrated in the third and fourth quarters of 1998, with significant efforts continuing through the first half of 1999. All business critical internal systems upgrades and programming changes are scheduled to be tested and implemented by the end of second quarter 1999. The Company is currently on target to meet this deadline. In the fourth quarter of 1998, the Company selected several new financial and administrative systems, in part a response to Year 2000 issues, which will be implemented over the next two years. Certain of these new systems form a part of the Company's Year 2000 internal solution and will be implemented in 1999. The Company estimates that costs related to new systems implementations, the majority of which will be capitalized as internal use software and amortized to operations over the estimated useful lives of the systems, will approximate $6 - 10 million in 1999 and 2000, a portion of which relates directly to Year 2000 issues.
If certain system replacements and changes are not completed timely, the Year 2000 issue could have an adverse impact on the administrative systems of the Company. The Company believes that it will successfully implement all internal systems changes and replacements necessary to ensure the Year 2000 compliance of all business critical internal systems, but has contingency plans to further upgrade existing systems if implementation falls behind schedule.

The Company is conducting a program of investigation with its critical suppliers to ensure continuous and uninterrupted supply, and includes Year 2000 provisions in its new supplier agreements. This program consists primarily of a major survey campaign and aggressive follow-up with significant suppliers to monitor compliance. The Company has also initiated discussions with other entities with which it interacts electronically, including customers and financial institutions, to ensure those parties have appropriate plans to remediate any Year 2000 issues. To date, responses to third party Year 2000 surveys do not provide assurance that these third parties will achieve Year 2000 compliance, as most companies are reluctant to make such representations. However, most of these parties have Year 2000 programs in place and, to date, no significant risks have been identified. There cannot be complete assurance that the systems of other companies on which the Company relies will be converted timely, and the Company could be adversely impacted by any suppliers, customers, and other businesses who do not successfully address this issue. The Company continues to assess these risks in order to reduce any potential adverse impact. The Company will develop contingency plans by the end of second quarter 1999 to address potential third party noncompliance issues, should any be present.

The costs of the Year 2000 project and the dates on which significant phases will be completed are based on management's best estimates, which have been derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans, and other factors. There can be no assurance that these estimates of costs and completion dates will be achieved, and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and implement new systems in a timely manner, and similar uncertainties.

The Company believes it has an effective program in place to resolve the Year 2000 issue with respect to its internal systems in a timely manner; however, it has not yet completed all necessary phases of this program. In the event that the Company does not complete any additional phases, which is not anticipated, the Company could experience significant delays in sales order processing, shipping, invoicing, and collections, among other areas. In addition, the Company's operations could be materially adversely affected if Year 2000 compliance is not achieved by significant vendors.

See Notes 1, 4, 6, 7, and 11 to Consolidated Financial Statements for further discussion of risks and uncertainties related to the Company.

Orders. Systems orders for 1998 were $794 million, a 3% increase over the prior year after increases of 7% and 1% in 1997 and 1996, respectively. Order levels in 1996 and 1997 were adversely affected by slower than anticipated customer and market acceptance of the Windows NT/Intel strategy and, in 1997 and 1998, by the previously described actions of Intel. Orders in 1996 and 1997 were characterized by less than anticipated demand for the Company's hardware product offerings and by weakened demand for its software products. New software and certain of the new hardware products released in 1996 did not generate significant orders or revenues during the year. Releases of the Company's software products based on its Jupiter technology were delayed until late 1996 and initially contained certain performance problems. These problems were resolved in subsequent releases of the products during fourth quarter 1996 and first quarter 1997, and sales momentum began to increase during the second quarter of 1997. However, hardware orders in the last half of 1997 were adversely impacted by a two month delay in shipment of the Company's TDZ 2000 line of workstations resulting from Intel's wrongful conduct and delays. Order levels in 1998 were further reduced by the March sale of the Company's Solid Edge and Engineering Modeling System product lines and by the continuing effects of the dispute with Intel. By the end of fourth quarter 1998, all of the Company's hardware product offerings contained the latest Intel technology and were technologically back in line with industry competition. Fourth quarter 1998 orders improved to $242 million, leaving the Company with a year-end backlog of $237 million, the highest level since 1992.

Geographic Regions. U.S. orders, including federal government orders, totaled $450 million for the year, up 11% after an increase of 24% in 1997 and a decline of 7% in 1996. The 1996 orders decline resulted primarily from a decrease in orders in one of the Company's unprofitable business units sold in early 1997. Excluding this business unit, U.S. orders for 1997 were up 29% and flat for 1996. The increases in both 1997 and 1998 are attributable to growth in the Company's hardware business and in orders received from the federal government. Federal orders were up 25% and 5%, respectively, in 1997 and 1998. The 1998 orders growth, both federal and commercial, was concentrated primarily in the fourth quarter as the U.S. hardware business began to recover slightly from the effects of the Intel dispute. International orders for 1998 totaled $344 million for the year, a 6% decline from the prior year after a decline of 7% in 1997 and an increase of 9% in 1996. Asia Pacific orders totaled $65 million in 1998, a decrease of 11% from 1997, after declining 35% in 1997 and increasing 45% in 1996. Growth in that region in 1996 was due to several individually significant orders for the Company's public safety products and related consulting services. Such orders did not recur in 1997 or 1998. Additionally, devaluation of Asian currencies, most notably the Korean won, had a negative impact on orders for the region during the fourth quarter of 1997 and throughout 1998. European orders totaled $210 million, down 5% from the prior year level, after remaining flat in 1997 and declining 5% in 1996. European and Asian order levels in terms of U.S. dollars were reduced by approximately 2% and 9%, respectively, in 1998 (10% and 5%, respectively, in 1997) due to strengthening of the U.S. dollar against the currencies of those regions.

New Products. During 1996, the Company introduced a complete line of workstations and servers for the high-end marketplace based on Intel's Pentium Pro microprocessor. In addition, the Company introduced a new add-in 3D graphics card which provides workstation class 3D graphics to the Pentium- or Pentium Pro- based personal computer. During 1997, the Company added a line of Intel/Windows-based personal workstations priced to compete in the PC market. The workstations have features and performance required by professional users and provide 3D graphics that the Company believes will be required by users in the future. The Company also introduced twelve new workstations in its TD and TDZ lines, including the first Windows NT-based workstations using dual Intel Pentium II processors. Also introduced were two new InterServe servers, the ImageStation Z digital photogrammatic workstation, and the first 28-inch, high resolution, wide-format monitor. These new products commenced shipping at various dates throughout 1997 but, as previously described, the Company suffered delays in new product development and shipping due to actions of Intel that placed the Company at a competitive disadvantage.

Also during 1997, the Company introduced and began shipping GeoMedia 1.0, a Jupiter-based software product which allows users to access data warehouses virtually anywhere in the world and simultaneously perform analyses with varying data types and formats.

During 1998 the Company introduced its new Wildcat 3D graphics technology, which increases the performance of Windows NT-based workstations beyond current 3D graphics technology. This technology enables creative and technical professionals to work interactively in real time with more realistic full-sized, fully textured 3D models. The technology, which was originally scheduled to ship in December 1998, began delivering in late October in the Company's TDZ workstations. New products that are under development by the Company leverage the existing Wildcat technology to deliver up to four times more performance. This new Wildcat series of 3D graphics accelerators will be available in the Company's TDZ workstations as well as in workstations of other computer vendors.

The success of new product introductions is dependent on a number of factors, including market acceptance, the Company's management of risk associated with product transition, the effective management of inventory levels in line with anticipated demand, and the industry-wide risk that new products may have defects in the introductory stage. Because of these uncertainties, the Company cannot determine the ultimate effect that new products will have on its sales or operating results.

Revenues. Total revenues for 1998 were $1 billion, down 8% from the prior year level after a 3% increase in 1997 and flat revenues in 1996.

Systems. Sales of Intergraph systems in 1998 were $726 million, down 8% after increases of 8% and 2% in 1997 and 1996, respectively. Factors previously cited as affecting systems orders in total and on a geographic basis, including the actions of Intel in 1997 and 1998, also affected systems revenues over the three-year period. Competitive conditions manifested in declining per unit sales prices continue to adversely affect the Company's systems revenues and margin.

Geographic Regions. In total, the 1998 revenue decline was primarily due to factors associated with the Intel lawsuit and the sale of the Company's Solid Edge and Engineering Modeling System product lines and, in Asia, to currency and economic problems affecting the region. U.S. systems sales, including sales to the federal government, decreased by 1% in 1998 after increasing by 17% and 2% in 1997 and 1996, respectively. Growth in U.S. systems sales was depressed in 1996 by a revenue decline in one of the Company's unprofitable business units sold in early 1997. Excluding this business unit, U.S. sales growth was 22% in 1997 and 7% in 1996. The revenue decline in 1998 was due primarily to a 7% decrease in sales to the federal government, partially offset by growth in the Company's public safety business. During the second half of 1997 and the first quarter of 1998, Intergraph Public Safety secured several large U.S. installations, significantly increasing the subsidiary's revenue base. International sales totaled $339 million for the year, down 12% from the prior year after a slight increase in 1997 and a 3% increase in 1996. European sales were down 13%, after an increase of 3% in 1997 and a 6% decline in 1996 as the result of weak demand for the Company's software products. Asia Pacific systems sales were down 25% after a 12% decline in 1997 and a 25% increase in 1996.

Software. Sales of the Company's software applications declined by 16% in 1998 after a 1% decline in 1997 and a 9% decline in 1996. Sales of MicroStation declined by 46%, 34% and 39% in 1998, 1997 and 1996, respectively (see "MicroStation" below for further discussion). Additionally, 1996 revenues were adversely affected by the previously discussed delays in new software releases. In 1997 and 1998, sales of the Company's plant design software applications increased by 21% and 19%, respectively, partially offsetting the effect of the loss in MicroStation sales. However, 1998 revenues were further reduced by an 82% decline in sales of mechanical software applications as a result of the sale of the Company's Solid Edge and Engineering Modeling System product lines. (See "Nonoperating Income and Expense" below for further discussion.)

In terms of broad market segments, the Company's mapping/geographic information systems and architecture/engineering/construction product applications continue to dominate the Company's product mix at approximately 47% and 19% of total systems sales in 1998, respectively, (57% and 27%, respectively, in 1997). Due to the sale of the Company's Solid Edge and Engineering Modeling System product lines in March 1998, mechanical design, engineering and manufacturing applications no longer represent a significant portion of the Company's product mix. These applications represented 14% of total systems sales in 1997. Sales of Windows-based software represented approximately 90% of total software sales in 1998, up from approximately 87% in 1997 and 80% in 1996. UNIX-based software comprised approximately 10% of total 1998 software sales, down from approximately 13% in 1997 and 20% in 1996.

Hardware. Total hardware revenue decreased by 10% in 1998, after increasing by 22% and 12% in 1997 and 1996, respectively.
Workstation and server unit volume increased 6% in 1998, 67% in 1997 and 42% in 1996, while workstation and server revenue declined by 9% in 1998 after increasing by 6% and 18% in 1997 and 1996, respectively. Price competition continues to erode per unit selling prices, and volumes in 1998 were suppressed by the aforementioned factors associated with the Intel lawsuit. Revenue from other hardware products decreased by 11% in 1998, after increasing by 64% in 1997 and decreasing by 1% in 1996. Both the 1997 increase and the 1998 decline relate primarily to sales of graphics cards and storage devices. Sales of the Company's first add-in 3D graphics cards, which began shipping during the third quarter of 1996, were initially strong and grew throughout 1997. However, 1998 sales were below the Company's expectations as the products approached the end of their life cycle. The Company expects the demand for graphics cards to increase throughout 1999 with the availability of new products based upon its Wildcat 3D graphics technology. Intel-based systems represented approximately 100% of hardware unit sales for the three years ended December 31, 1998.

Federal Government Sales. Total revenue from the United States government was approximately $166 million in 1998, $177 million in 1997 and $161 million in 1996, representing approximately 16% of total revenues in 1998 and 1997 and 15% in 1996. In 1998, U.S. government orders and revenues were characterized by weakened demand for the Company's hardware product offerings, due partially to increasing price competition within the industry. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity and cost-plus award fee contracts, and through commercial sales of products not covered by long-term contracts. Approximately 44% of total federal government revenues are earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is fully anticipated that these contracts will remain in effect through their expiration, the contracts are subject to termination at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

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

The Company's sales of MicroStation have declined each year since the 1994 change in the license agreement, by approximately 39% in 1996, 34% in 1997, and 46% in 1998. The Company estimates this revenue decline, along with a per copy royalty increase in 1996, adversely affected its results of operations by approximately $7 million or $.14 per share in 1997 and by approximately $26 million or $.52 per share in 1996. In 1998, MicroStation sales represented 8% of total software revenue. The Company is unable to predict the level of MicroStation sales that will occur in the future, but it is likely that such sales will be further reduced.

Maintenance and Services. Maintenance and services revenue consists of revenues from maintenance of Company systems and from Company provided services, primarily training and consulting. These forms of revenue totaled $307 million in 1998, down 9% after declines of 9% and 5% in 1997 and 1996, respectively. Maintenance revenues totaled $213 million in 1998, down 13% after declines of 13% and 12% in 1997 and 1996, respectively. The trend in the industry toward lower priced products and longer warranty periods has resulted in reduced levels of maintenance revenue, and the Company believes this trend will continue in the future. Services revenue represented 9% of total revenues in 1998, an increase of one percentage point from the previous year. Growth in services revenue has partially offset the decline in maintenance revenue. The Company is endeavoring to grow its services business and has redirected the efforts of its hardware maintenance organization to focus increasingly on systems integration. Revenues on these services, however, typically produce lower gross margins than maintenance revenues.

Gross Margin. The Company's total gross margin was 31.5% in 1998, down 4.1 points after declines of 1.2 points and 2.3 points in 1997 and 1996, respectively.

Margin on systems sales declined 5.4 points in 1998, 1.2 points in 1997 and 2.3 points in 1996. Competitive pricing conditions in the industry and an increasing hardware content in the product mix
reduced systems margin in all three years.   Margin was adversely
impacted in 1996 by the increase in MicroStation product cost and further affected in 1997 by a decrease in the mix of international systems revenues to total Company systems revenues, due in part to strengthening of the U.S. dollar in international markets, primarily Europe and Asia. In 1998, margin was negatively impacted by unfavorable volume related manufacturing variances and inventory revaluations incurred prior to the outsourcing of the Company's manufacturing to SCI in November. Systems margins continue to be negatively impacted by strengthening of the U.S. dollar in international markets and by the previously discussed factors associated with the Intel dispute. In 1999, the Company expects to realize slight improvement in its systems margin as a result of its outsourcing agreement with SCI and associated reductions in headcount and materials costs.

In general, the Company's systems margin may be lowered by price competition, a higher hardware content in the product mix, a stronger U.S. dollar in international markets, the effects of technological changes on the value of existing inventories, and a higher mix of federal government sales, which generally produce lower margins than commercial sales. Systems margins may be improved by higher software content in the product, a weaker dollar in international markets, a higher mix of international systems sales to total systems sales, and reductions in prices of component parts, which generally tend to decline over time in the industry. The Company is unable to predict the effects that many of these factors may have on its systems margins. While the Company expects to achieve cost savings through its outsourcing agreement with SCI, it also continues to expect pressure on its systems margin as a result of increasing industry price competition.

Margin on maintenance and services revenue declined by 1.1 points in 1998 after declines of .8 points in 1997 and 2.2 points in 1996. The margin declines over the past three years have resulted primarily from declining maintenance revenues. The Company closely monitors its maintenance and services costs and has taken certain measures, including reductions in headcount, to align these costs with current revenue levels. The Company believes that the trend in the industry toward lower priced products and longer warranty periods will continue to reduce its maintenance revenue, which will pressure maintenance margin in the absence of corresponding cost reductions.

The industry in which the Company competes is characterized by rapid technological change. This technological change is an important consideration in the Company's overall manufacturing and inventory management program, in which the Company endeavors to purchase only parts and systems utilizable with the technology of its current product offerings and as spares for the customer contracted maintenance of systems in its installed customer base. In November 1998 the Company sold substantially all of its U.S. manufacturing assets, including inventories with a book value of approximately $60 million, to SCI, and SCI assumed responsibility for the manufacturing of substantially all of the Company's hardware products. (See "SCI" preceding for a complete description of this transaction.) Effective inventory and purchasing management remains necessary in order for the Company to provide SCI with accurate and timely information regarding its needs. Any unanticipated change in technology or an inability of the Company to accurately forecast its manufacturing needs could significantly and adversely affect gross margins and reported results of operations.

Operating Expenses (exclusive of nonrecurring operating charges). Operating expenses declined by 7% in 1998, 2% in 1997 and 3% in 1996. In response to the level of its operating losses, the Company has reduced the total number of its employees by 21% during the three-year period ended December 31, 1998.

Product development expense declined by 15% in 1998 after declines of 5% and 7% in the two preceding years. Employee headcount in the development areas has been significantly reduced over the last three years through reductions in force, attrition, and the sale of two unprofitable business units in early 1997. Additionally, 1996 and 1998 expenses were reduced due to additional software development projects qualifying for capitalization, in 1996 for the Company's Jupiter technology and in 1998 for its Geomedia product line.

The Company capitalizes a portion of the cost of development of new products and amortizes those costs against revenues later generated by those products. Though the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that, for any given product, revenues will not materialize in amounts anticipated due to industry conditions that include intense price and performance competition, or that product lives will be reduced due to shorter product cycles. Should these events occur, the carrying amount of capitalized development costs would be reduced and would produce adverse effects on systems margin and results of operations.

Sales and marketing expense decreased 6% in 1998, after declines of 2% in 1997 and 5% in 1996. Expenses in all three years were reduced by the strengthening of the U.S. dollar against international currencies, primarily in Europe and Asia. The expense decline in 1996 reflected the benefits of restructuring actions taken in 1995. In 1997, expenses were significantly reduced due to the sale of two unprofitable business units, but the resulting benefits were partially offset by increased trade show activity and advertising expenses for the Company's new products. The 1998 decline is primarily due to across the board expense reductions in Europe resulting from restructuring actions taken in the first quarter (See "Nonrecurring Operating Charges").

General and administrative expense for 1998 was flat with the prior year level after increases of 3% and 4% in 1997 and 1996, respectively. In 1996, installation of new internal business systems, increased legal expenses, and amortization of deferred financing costs related to the Company's line of credit increased general and administrative expense. The 1997 expense increase resulted primarily from increased legal expenses (see "Litigation and Other Risks and Uncertainties"), partially offset by strengthening of the U.S. dollar. In 1998, legal expenses continued to increase, but their impact was offset by benefits resulting from European headcount reductions and the continued strengthening of the U.S. dollar.

Nonoperating Income and Expense. Interest expense was $7.5 million in 1998, $6.6 million in 1997 and $5.1 million in 1996. The Company's average outstanding debt has increased over the three-year period due to operating losses and resultant borrowings under the Company's revolving credit facility and term loan. However, the average rate of interest paid on the debt has declined approximately 2 points from the 1996 level due to generally declining rates and a change in lenders and terms under the Company's primary credit facility. See "Liquidity and Capital Resources" below for a discussion of the Company's current financing arrangements.

In March 1998, the Company sold its Solid Edge and Engineering Modeling System product lines to Electronic Data Systems Corporation and its Unigraphics Solutions, Inc. subsidiary for $105 million in cash. The Company recorded a gain on this transaction of $102.8 million. This gain is included in "Gains on sales of assets" in the 1998 consolidated statement of operations. Full year 1997 revenues and operating loss for these product lines were $35.2 million and $4.1 million, respectively. Based on 1997 performance, the Company estimates that the sale of this business resulted in an improvement in its 1998 operating results of approximately $5 million, excluding the impact of the gain on the sale.

In April 1998, the Company sold the assets of its printed circuit board manufacturing facility for $16 million in cash. The Company recorded a gain on this transaction of $8.3 million. This gain is included in "Gains on sales of assets" in the 1998 consolidated statement of operations. The Company is now outsourcing its printed circuit board needs. This operational change did not materially impact the Company's results of operations in 1998.

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

Also in 1997, the Company sold a stock investment in a publicly traded affiliate, resulting in a gain of $4.9 million or $.10 per share. During 1996, the Company sold stock investments in affiliated companies for a total gain of $11.2 million or $.23 per share. These gains are included in "Gains on sales of assets" in the consolidated statements of operations.

"Other income (expense) - net" in the consolidated statements of operations consists primarily of interest income, foreign exchange gains (losses), equity in the earnings of investee companies, and other miscellaneous items of nonoperating income and expense. Significant items included in these amounts are foreign exchange losses of $2.7 million in 1997 and $4.6 million in 1996.

Income Taxes. The Company incurred losses before income taxes of $13.6 million in 1998, $66.2 million in 1997 and $66.1 million in 1996. Income tax expense for the three years ended December 31, 1998 resulted primarily from taxes on individually profitable subsidiaries and from alternative minimum tax on gains from the sale of assets in 1998.

Note 8 of Notes to Consolidated Financial Statements contains a reconciliation of statutory to actual income tax benefit or expense and further details of the Company's tax position, including net operating loss and tax credit carryforwards.

Results by Operating Segment. Effective January 1, 1998, the Company divided its business into four reporting segments for operational and management purposes: Intergraph Computer Systems (ICS), Intergraph Public Safety, Inc. (IPS), VeriBest, Inc. and the Software and Federal Systems (Federal) business (Intergraph). ICS supplies high performance Windows NT-based graphics workstations and PCs, 3D graphic subsystems, servers, and other hardware products. IPS develops, markets, and implements systems for public safety agencies. VeriBest serves the electronic design automation market, providing software design tools, design processes, and consulting services for developers of electronic systems. Intergraph supplies software and solutions, including hardware purchased from ICS, consulting, and services to the federal government and to the process and building and infrastructure industries.

The Company evaluates performance of its operating segments based on revenue and income from operations. Sales among the operating segments, the most significant of which are sales of hardware products from ICS to the other segments, are accounted for under a transfer pricing policy. Transfer prices approximate prices that would be charged for the same or similar property to similarly situated unrelated buyers. In the U.S., intersegment sales of products and services to be used for internal purposes are charged at cost. For international subsidiaries, transfer price is charged on intersegment sales of products and services to be used for either internal purposes or sale to customers. Certain expenses, primarily general and administrative expenses, not directly attributable to an operating segment are considered corporate in nature and not charged to any operating segment. In addition, gains on sales of assets and nonrecurring charges to operations (see "Summary" section above), which were significant in 1998, are not credited or charged to the operating segments.

The Company's current model for evaluation of the performance of its operating segments was adopted in 1998 for that and future years. In prior years the Company utilized several variations of the current model, depending on the Company's structure and its business environment at the time. Segment financial information for years prior to 1998 has not been restated to conform to the 1998 model because it is impractical to do so. Since VeriBest and IPS have been operating as separate subsidiaries since 1996 and 1997, respectively, and since by nature of their businesses they are less affected by changes from the model utilized before 1998, comparable information is available. See Note 11 of Notes to Consolidated Financial Statements.

In 1998, ICS incurred an operating loss of $68.1 million on revenues of $453.7 million. This loss excludes the impact of certain nonrecurring income and operating expense items associated with ICS's operations, including gains totaling $9.8 million on the sales of its printed circuit board and manufacturing inventory and assets, and nonrecurring operating expenses of $.8 million, primarily for employee terminations. ICS's operating loss for the year resulted primarily from a systems gross margin of 9%, which is insufficient to cover the current level of operating expenses. ICS was significantly adversely impacted in 1998 by factors associated with the Company's dispute with Intel, the effects of which included lost momentum, lost revenue and margin as well as increased operating expenses, primarily for marketing and public relations expenses. Margins were severely impacted by volume and inventory value related manufacturing variances incurred prior to the outsourcing of its manufacturing to SCI. For 1999, ICS estimates that this outsourcing will slightly improve its systems margins. In addition, ICS expects its operating results to improve due to headcount reductions taken during 1998. During the year, ICS's headcount was reduced by approximately 33% due to employee terminations, the outsourcing of manufacturing, and normal attrition. See "Litigation and Other Risks and Uncertainties" for further discussion of significant uncertainties that may adversely affect the results of operations of ICS and the Company.

In 1998, Intergraph Public Safety earned operating income of $3.5 million on revenues of $51.1 million, compared to an operating loss in 1997 of $2.2 million on revenues of $50.4 million. Systems margin increased by 6.4 points from the 1997 level, due primarily to growth in the subsidiary's U.S. revenue base. In addition, sales and marketing and general and administrative expenses declined by 29% and 26%, respectively, from the prior year level, primarily the result of reduced compensation costs incurred by the IPS international locations.

VeriBest incurred operating losses of $12.4 million, $16.4 million, and $15.5 million in 1998, 1997, and 1996, respectively, on revenues of $28.2 million, $29.3 million, and $31 million. Systems revenues declined by 13% and 19%, respectively, in 1997 and 1998, reflecting weakening demand for the subsidiary's software products. In 1998, the decline in systems revenues was partially offset by a 25% increase in maintenance revenues as the result of sales force focus on increasing the subsidiary's maintenance revenue base. Results for 1997 were negatively impacted by a 5 point decline in gross margin, primarily the result of declining systems revenues, partially offset by a 5% decline in operating expenses. Losses for 1998 were reduced by a 5 point improvement in gross margin as the result of declining royalty costs, and by an additional 10% reduction in operating expenses. VeriBest's headcount has declined by approximately 28% since the subsidiary's inception in January 1996. In 1999, VeriBest expects to realize improvements in its revenues, margins and operating expenses as it directs its selling efforts toward a newly developed line of proprietary products and realizes benefits of its reduced headcount and revised selling strategy toward indirect methods.

In 1998, the Software business earned operating income of $14.1 million on revenues of $534.2 million. This income excludes the impact of certain nonrecurring income and operating expense items associated with Software operations, including the gain of $102.8 million on the sale of the business unit's Solid Edge and Engineering Modeling System product lines and nonrecurring operating charges of $14.6 million, primarily for asset write-offs and employee terminations. In 1998, Federal incurred an operating loss of $3.6 million on revenues of $158.6 million. Revenues in 1998 were adversely impacted by weakened demand for the Company's hardware product offerings, due partially to increasing price competition within the industry.

See Note 11 of Notes to Consolidated Financial Statements for further details of results by operating segment.

Impact of Currency Fluctuations and Currency Risk Management. Fluctuations in the value of the U.S. dollar in international markets can have a significant impact on the Company's results of operations. For 1998, approximately 51% of the Company's revenues were derived from customers outside the United States, primarily through subsidiary operations. Most subsidiaries sell to customers and incur and pay operating expenses in local currency. These local currency revenues and expenses are translated to U.S. dollars for reporting purposes. A stronger U.S. dollar will decrease the level of reported U.S. dollar orders and revenues, decrease the dollar gross margin, and decrease reported dollar operating expenses of the international subsidiaries. During 1998, the U.S. dollar strengthened on average from the prior year level, which decreased reported dollar revenues, orders, and gross margin, but also decreased reported dollar operating expenses in comparison to the prior year period. The Company estimates that strengthening of the U.S. dollar in 1998 and 1997 in its international markets, primarily Europe and Asia, adversely impacted 1998 and 1997 results of operations by approximately $.10 and $.30 per share, respectively. Such currency effects did not materially affect the Company's results of operations in 1996. To illustrate the sensitivity of the Company's results of operations to changes in international currency exchange rates, the Company estimates that the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which the Company's sales are denominated would result in a decrease in earnings of approximately $9 million for the year ended December 31, 1999. Likewise a uniform 10% weakening in the value of the dollar would result in increased earnings of approximately $13 million for the year ended December 31, 1999. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, exchange rate fluctuations may also affect the volume of sales and foreign currency sales prices. The Company's estimation of the effects of changes in foreign currency exchange rates does not consider potential changes in sales levels or local currency prices.

The Company conducts business in all major markets outside the U.S., but the most significant of these operations with respect to currency risk are located in Europe and Asia. Local currencies are the functional currencies for the Company's European subsidiaries. The U.S. dollar is the functional currency for all other international subsidiaries. With respect to the currency exposures in these regions, the objective of the Company is to protect against financial statement volatility arising from changes in exchange rates with respect to amounts denominated for balance sheet purposes in a currency other than the functional currency of the local entity. The Company will therefore enter into forward exchange contracts related to certain balance sheet items, primarily intercompany receivables, payables, and formalized intercompany debt, when a specific risk has been identified. Periodic changes in the value of these contracts offset exchange rate related changes in the financial statement value of these balance sheet items. Forward exchange contracts, generally less than three months in duration, are purchased with maturities reflecting the expected settlement dates of the balance sheet items being hedged, and only in amounts sufficient to offset possible significant currency rate related changes in the recorded values of these balance sheet items, which represent a calculable exposure for the Company from period to period. Since this risk is calculable, and these contracts are purchased only in offsetting amounts, neither the contracts themselves nor the exposed foreign currency denominated balance sheet items are likely to have a significant effect on the Company's financial position or results of operations. The Company does not generally hedge exposures related to foreign currency denominated assets and liabilities that are not of an intercompany nature, unless a significant risk has been identified. It is possible the Company could incur significant exchange gains or losses in the case of significant, abnormal fluctuations in a particular currency. By policy, the Company is prohibited from market speculation via forward exchange contracts and therefore does not take currency positions exceeding its known financial statement exposures, and does not otherwise trade in currencies.

At December 31, 1998, the Company had net outstanding forward exchange contracts of approximately $7.6 million ($37.4 million at December 31, 1997), maturing at various dates through March 31, 1999. The fair values of these contracts approximated original contract amounts based on the insignificant amounts the Company would pay or receive to transfer the contracts to third parties at December 31, 1998. Net cash flow from forward contract activity, consisting of realized gains and losses from settlement of exposed assets and liabilities at exchange rates in effect at the settlement date rather than at the time of recording, settlement of the forward contracts purchased to mitigate these exposures, and payment of bank fees on the forward contracts was not significant for any year in the three year period ended December 31, 1998. Deferred gains and losses as of December 31, 1998 and 1997 were not significant.

At December 31, 1998, the Company's only outstanding forward contracts related to formalized intercompany loans between the Company's European subsidiaries. Contracts outstanding at December 31, 1997 included hedges relating to intercompany loans made between the U.S. and Europe. As of first quarter 1998, the Company is no longer hedging its U.S. exposures related to foreign currency denominated intercompany loans. To illustrate the sensitivity of the Company's result of operations to changes in exchange rates for international currencies underlying its intercompany loans, the Company estimates that a uniform 10% strengthening in the value of the dollar relative to the currencies in which such intercompany loans are denominated at December 31, 1998 would result in a loss in earnings of an insignificant amount. Conversely, assuming a 10% weakening in the value of the dollar relative to these currencies, the Company would recognize an insignificant exchange gain. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company is exposed to foreign currency risks related to certain of its financial instruments, primarily debt securities held by its European subsidiaries, long-term mortgages on certain of its European facilities, and an Australian term loan. The effect of a uniform 10% change in exchange rates relative to the currencies in which these financial instruments are denominated would not have a material impact on the Company's results of operations.

Euro Conversion. On January 1, 1999, eleven member countries of the European Monetary Union (EMU) fixed the conversion rates of their national currencies to a single common currency, the "Euro". The national currencies of the participating countries will continue to exist through July 1, 2002. Euro currency will begin to circulate on January 1, 2002. With respect to the Company, U.S. and European business systems are being upgraded to accommodate the Euro. Conversion of all financial systems will be completed at various times through the remainder of 1999. The Company is prepared to conduct business in Euros during 1999 with those customers and vendors who choose to do so. The Company is continuing to evaluate business implications resulting from full Euro conversion by 2002, including the impact of cross-border price transparency within the EMU and exposure to market risk with respect to financial instruments. While the Company has not yet completed its assessment of these business implications on its results of operations or financial condition, it does not anticipate this impact will be material.

See Notes 1 and 4 of Notes to Consolidated Financial Statements for further information related to management of currency risk.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1998, cash totaled $95.5 million, up $48.8 million from year-end 1997. Net cash consumed by operations in 1998 and 1997 was $31.1 million and $20.9 million, respectively, versus a net generation of cash of $26 million in 1996. The net consumption of cash in 1998 reflects the negative cash flow effects of increased operating losses. In 1997, an inventory build-up consumed approximately $16 million as a result of an anticipated increase in hardware unit sales volume and customer demand for faster delivery of products. The net increase in cash of $48.8 million in 1998 is the result of various sales of assets, as further described below.

Net cash provided by investing activities in 1998 was $99.6 million, compared to net cash consumption of $30.7 million in 1997 and $31.7 million in 1996. Investing activities in 1998 included $160.5 million in proceeds from sales of various assets, including the Company's Solid Edge and Engineering Modeling System product lines, its manufacturing inventory and assets, and its printed circuit board manufacturing facility, and an investment of $26.3 million for the purchase of Zydex software rights. Other significant investing activities included capital expenditures of $17.3 million in 1998 ($24.8 million in 1997 and $30.6 million in 1996), primarily for Intergraph products used in hardware and software development and sales and marketing activities, expenditures for capitalizable software development of $15.7 million in 1998 ($10.6 million in 1997 and $15.5 million in 1996), and proceeds of $5.7 million in 1997 and $11.6 million in 1996 from sales of business units and investments in affiliated companies.

Net cash used for financing activities totaled $19.3 million for 1998, versus a net cash generation of $48.4 million in 1997, including net debt repayments of $22.3 million in 1998 and net borrowings of $44.9 million in 1997.

The Company's collection period for accounts receivable was approximately 81 days as of December 31, 1998, representing a slight decline from the prior year. Approximately 67% of the Company's 1998 revenues were derived from international customers and the U.S. government, both of which traditionally carry longer collection periods. The Company is experiencing slow collections throughout the Middle East region, particularly in Saudi Arabia. Total accounts receivable from Middle Eastern customers was approximately $23 million at December 31, 1998 and $21 million at December 31, 1997. Total U.S. government accounts receivable was $55 million at December 31, 1998 ($53 million at December 31, 1997). The Company endeavors to enforce its payment terms with these and other customers, and grants extended payment terms only in very limited circumstances.

The Company expects that capital expenditures will require $20 million to $25 million in 1999, primarily for Intergraph products used in product development and sales and marketing activities. The Company's revolving credit agreement, among other restrictions, limits the level of the Company's capital expenditures.

Under the Company's January 1997 four year fixed term loan and revolving credit agreement, available borrowings are determined by the amounts of eligible assets of the Company (the "borrowing base"), as defined in the agreement, including accounts receivable and inventory, with maximum borrowings of $125 million. The $25 million term loan portion of the agreement is due at expiration of the agreement. Borrowings are secured by a pledge of substantially all of the Company's assets in the U.S. The rate of interest on all borrowings under the agreement is the greater of 7% or the Norwest Bank Minnesota National Association base rate of interest (7.75% at December 31, 1998) plus .625%. The average effective rate of interest was 9.1% for the period of time in 1998 during which the Company had outstanding borrowings under this agreement. The agreement requires the Company to pay a facility fee at an annual rate of .15% of the maximum amount available under the credit line, an unused credit line fee at an annual rate of .25% of the average unused portion of the revolving credit line, and a monthly agency fee. At December 31, 1998, the Company had outstanding borrowings of $39.5 million, the $25 million term-loan portion of which was classified as long-term debt in the consolidated balance sheet, and an additional $31.6 million of the available credit line was allocated to support letters of credit issued by the Company and the Company's forward exchange contracts. As of this same date, the borrowing base, representing the maximum available credit under the line, was approximately $90 million ($78 million at February 26, 1999).

In October 1998, the term loan and security agreement was amended to incorporate the sale of the Company's manufacturing assets to SCI and to modify the borrowing base accordingly. This transaction has resulted in an approximate $15 million borrowing base reduction, primarily for eligible inventories that were sold to SCI.

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

At December 31, 1998, the Company had approximately $73 million in debt on which interest is charged under various floating rate arrangements, primarily its four year term loan and revolving credit agreement, mortgages, and an Australian term loan (see Note 7 of Notes to Consolidated Financial Statements). The Company is exposed to market risk of future increases in interest rates on these loans, with the exception of the Australian term loan, on which the Company has entered into an interest rate swap agreement. To illustrate the sensitivity of the Company's results of operations to changes in interest rates on its debt, the Company estimates that its results of operations would not be materially affected by a two point increase or decrease in the average interest rates related to its floating rate debt. This hypothetical change in rates was determined based on the trend of the Company's actual rates over the past three years. The Company's estimation assumes a level of debt consistent with the December 31, 1998 level and does not consider the effects that further operating losses, if any, will have on the balance of debt outstanding.

In 1997 and 1998, the Company did not generate adequate cash to fund its operations and build cash reserves. The Company expects improvement in its operating cash flows in 1999 as a result of improved earnings, the outsourcing of its manufacturing operations, and other management actions, described further above, undertaken to reduce operating costs. The Company believes that the combination of improved cash flow from operations, its existing cash balances, and cash available under its revolving credit agreement will be adequate to meet cash requirements for 1999. In the near term, the Company must increase sales volume and continue to align its operating expenses with the level of revenue being generated if it is to fund its operations and build cash reserves without reliance on funds generated from asset sales and from external financing.

FOURTH QUARTER 1998

Revenues for the fourth quarter were $286.7 million, down 5% from fourth quarter 1997. The Company incurred a net loss of $20.9 million ($.43 per share) for the quarter, flat with the fourth quarter 1997 loss. Operating expenses declined by 11% from fourth quarter 1997, due primarily to reductions in headcount and an increase in software development costs qualifying for capitalization. However, the positive impact of this operating expense decline was offset by expenses of approximately $7 million ($.14 per share) incurred in fourth quarter 1998 relating to the Company's transition to outsourcing of its manufacturing operations, and by a $2.1 million ($.04 per share) nonrecurring operating charge for employee terminations. Exchange rate fluctuations did not have a significant impact on fourth quarter 1998 results of operations.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


---------------------------------------------------------------------------
December 31,                                             1998         1997
---------------------------------------------------------------------------
(In thousands except share and per share amounts)

Assets
    Cash and cash equivalents                        $ 95,473     $ 46,645
    Accounts receivable, net                          312,123      324,654
    Inventories                                        38,001      105,032
    Other current assets                               48,928       25,693
---------------------------------------------------------------------------
        Total current assets                          494,525      502,024
    Investments in affiliates                          12,841       14,776
    Other assets                                       61,240       53,566
    Property, plant, and equipment, net               127,368      150,623
---------------------------------------------------------------------------
        Total Assets                                 $695,974     $720,989
===========================================================================

Liabilities and Shareholders' Equity
    Trade accounts payable                           $ 64,545     $ 60,945
    Accrued compensation                               42,445       48,330
    Other accrued expenses                             79,160       71,126
    Billings in excess of sales                        68,137       66,680
    Short-term debt and current maturities
     of long-term debt                                 23,718       50,409
---------------------------------------------------------------------------
        Total current liabilities                     278,005      297,490
    Deferred income taxes                               3,142          460
    Long-term debt                                     59,495       54,256
---------------------------------------------------------------------------
        Total liabilities                             340,642      352,206
---------------------------------------------------------------------------
    Shareholders' equity:
        Common stock, par value $.10 per share --
         100,000,000 shares authorized;
         57,361,362 shares issued                       5,736        5,736
        Additional paid-in capital                    222,705      226,362
        Retained earnings                             249,808      269,442
        Accumulated other comprehensive income -
         cumulative translation adjustment              4,161        1,090
---------------------------------------------------------------------------
                                                      482,410      502,630
        Less -- cost of 8,719,612 treasury shares
         at December 31, 1998, and 9,183,845
         treasury shares at December 31, 1997        (127,078)    (133,847)
---------------------------------------------------------------------------
        Total shareholders' equity                    355,332      368,783
---------------------------------------------------------------------------
        Total Liabilities and Shareholders' Equity   $695,974     $720,989
===========================================================================

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS


------------------------------------------------------------------------------
Year Ended December 31,                       1998         1997         1996
------------------------------------------------------------------------------
(In thousands except per share amounts)

Revenues
   Systems                              $  726,135   $  786,278   $  725,828
   Maintenance and services                306,655      338,027      369,505
------------------------------------------------------------------------------
      Total revenues                     1,032,790    1,124,305    1,095,333
------------------------------------------------------------------------------
Cost of revenues
   Systems                                 513,822      514,416      465,645
   Maintenance and services                193,616      209,550      226,263
------------------------------------------------------------------------------
      Total cost of revenues               707,438      723,966      691,908
------------------------------------------------------------------------------
      Gross profit                         325,352      400,339      403,425

Product development                         83,786       98,073      103,397
Sales and marketing                        235,985      251,833      256,482
General and administrative                 103,944      104,254      101,725
Nonrecurring operating charges              15,843        1,095       10,545
------------------------------------------------------------------------------
      Loss from operations                (114,206)     (54,916)     (68,724)

Interest expense                          (  7,460)     ( 6,614)     ( 5,137)
Arbitration award                              ---      ( 6,126)         ---
Gains on sales of assets                   112,533        4,858       11,173
Other income (expense) -- net             (  4,501)     ( 3,439)     ( 3,424)
------------------------------------------------------------------------------
      Loss before income taxes            ( 13,634)     (66,237)     (66,112)

Income tax expense                        (  6,000)     ( 4,000)     ( 3,000)
------------------------------------------------------------------------------
      Net loss                          $ ( 19,634)   $ (70,237)   $ (69,112)
==============================================================================

      Net  loss  per  share
         -basic and diluted             $ (    .41)   $ (  1.46)   $ (  1.46)
==============================================================================

Weighted average shares outstanding
   -basic and diluted                       48,376       47,945       47,195
==============================================================================

The accompanying notes are an integral part of these consolidated financial statements.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


--------------------------------------------------------------------------------
Year Ended December 31,                              1998       1997       1996
--------------------------------------------------------------------------------
(In thousands)

Cash Provided By (Used For):
Operating Activities:
   Net loss                                     $( 19,634)  $(70,237)  $(69,112)
   Adjustments to reconcile net loss to
   net cash provided by (used for) operating
   activities:
      Depreciation and amortization                54,720     60,332     75,820
      Noncash portion of arbitration award            ---      5,835        ---
      Noncash portion of nonrecurring
         operating charges                         11,506        ---     10,545
      Deferred income tax expense                      95      1,555      2,496
      Gains on sales of assets                   (112,533)   ( 4,858)   (11,173)
      Net changes in current assets and
         liabilities                               34,738    (13,573)    17,437
--------------------------------------------------------------------------------
      Net cash provided by (used for)
         operating activities                    ( 31,108)   (20,946)    26,013
--------------------------------------------------------------------------------

Investing Activities:
    Proceeds from sales of assets                 160,487      5,749     11,561
    Purchases of property, plant, and equipment  ( 17,264)   (24,785)   (30,563)
    Capitalized software development costs       ( 15,738)   (10,592)   (15,492)
    Purchase of software rights                  ( 26,292)       ---        ---
    Other                                        (  1,559)   ( 1,038)     2,816
--------------------------------------------------------------------------------
      Net cash provided by (used for)
         investing activities                      99,634    (30,666)   (31,678)
--------------------------------------------------------------------------------

Financing Activities:
    Gross borrowings                               10,689     75,896     18,366
    Debt repayment                               ( 32,949)   (30,950)   (22,764)
    Proceeds of employee stock purchases
       and exercises of stock options               2,940      3,483      3,834
--------------------------------------------------------------------------------
       Net cash provided by (used for)
         financing activities                    ( 19,320)    48,429    (   564)
--------------------------------------------------------------------------------
Effect of exchange rate changes on cash          (    378)   (   846)       496
--------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                                      48,828    ( 4,029)   ( 5,733)
Cash and cash equivalents at beginning of year     46,645     50,674     56,407
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year        $  95,473  $  46,645  $  50,674
================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

--------------------------------------------------------------------------------------------------------------------
                                                                           Accumulated
                                                    Additional                 Other                      Total
                                            Common   Paid-in    Retained   Comprehensive   Treasury   Shareholders'
                                            Stock    Capital    Earnings   Income (loss)     Stock        Equity
--------------------------------------------------------------------------------------------------------------------
(In thousands except share amounts)

  Balance at January 1, 1996                $5,736   $233,940   $408,791         $8,650   $(153,053)   $504,064
Comprehensive income (loss):
  Net loss                                     ---        ---    (69,112)           ---         ---     (69,112)
  Other comprehensive income (loss):
     Unrealized holding gain on
      securities of affiliate                  ---        ---        ---          6,858         ---       6,858
     Foreign currency translation
      adjustments                              ---        ---        ---        ( 2,601)        ---     ( 2,601)
                                                                                                        --------
Comprehensive loss                             ---        ---        ---            ---         ---     (64,855)
                                                                                                        ========

Issuance of 352,759 shares under
  employee stock purchase plan                 ---     (1,594)       ---            ---       5,143       3,549
Issuance of 53,898 shares upon
  exercise of stock options                    ---     (  501)       ---            ---         786         285
Issuance of 438,357 shares in
  connection with a professional
  services agreement                           ---     (2,390)       ---            ---       6,390       4,000
Other                                          ---        220        ---            ---         ---         220
--------------------------------------------------------------------------------------------------------------------
  Balance at December 31, 1996               5,736    229,675    339,679         12,907    (140,734)    447,263

Comprehensive income (loss):
  Net loss                                     ---        ---    (70,237)           ---         ---     (70,237)
  Other comprehensive income (loss):
     Net unrealized holding loss
      on securities of affiliate               ---        ---        ---        ( 6,858)        ---     ( 6,858)
     Foreign currency translation
      adjustments                              ---        ---        ---        ( 4,959)        ---     ( 4,959)
                                                                                                        --------
Comprehensive loss                             ---        ---        ---            ---         ---     (82,054)
                                                                                                        ========

Issuance of 432,263 shares under
  employee stock purchase plan                 ---     (3,149)       ---            ---       6,301       3,152
Issuance of 40,187 shares upon
  exercise of stock options                    ---     (  255)       ---            ---         586         331
Other                                          ---         91        ---            ---         ---          91
--------------------------------------------------------------------------------------------------------------------
  Balance at December 31, 1997               5,736    226,362    269,442          1,090    (133,847)    368,783

Comprehensive income (loss):
  Net loss                                     ---        ---    (19,634)           ---         ---     (19,634)
  Other comprehensive income -
    foreign currency translation
    adjustments                                ---        ---        ---          3,071         ---       3,071
                                                                                                        --------
Comprehensive loss                             ---        ---        ---            ---         ---     (16,563)
                                                                                                        ========

Issuance of 464,230 shares under
  employee stock purchase plan                 ---     (3,829)       ---            ---       6,769       2,940
Other                                          ---        172        ---            ---         ---         172
---------------------------------------------------------------------------------------------------------------
  Balance at December 31, 1998              $5,736   $222,705   $249,808         $4,161   $(127,078)   $355,332
===============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1998


NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES.
Basis of Presentation: The consolidated financial statements include the accounts of Intergraph Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Effective January 1, 1998, the Company divided its business into four separate units for operational and management purposes:
Intergraph Computer Systems (ICS), Intergraph Public Safety, Inc.
(IPS), VeriBest, Inc., and the Software and Federal Systems business (Intergraph). ICS supplies high performance Windows NT-based graphics workstations and PCs, 3D graphics subsystems, servers, and other hardware products. IPS develops, markets, and implements systems for public safety agencies. VeriBest serves the electronics design automation market, providing software design tools, design processes, and consulting services to developers of electronic systems. Intergraph supplies software and solutions, including hardware, consulting, and services to the federal government and to the process and building and infrastructure industries. The Company's products are sold worldwide, with United States and European revenues representing approximately 80% of total revenues for 1998. See Note 11 for further information regarding the Company's operating segments and the geographic markets it serves.

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

The Company's investments in debt securities are valued at fair market value with any unrealized gains and losses reported as a component of shareholders' equity, net of tax. At December 31, 1998 and 1997, the Company held various debt securities, all within three months of maturity at those dates, with fair market values of $54,000,000 and $10,000,000, respectively. Gross realized gains and losses on debt securities sold during the years ended December 31, 1998 and 1997 were not significant, and there were no unrealized holding gains or losses on debt securities at December 31, 1998 or 1997.

Inventories: Inventories are stated at the lower of average cost or market and are summarized as follows:

--------------------------------------------------------
December 31,                        1998        1997
--------------------------------------------------------
(In thousands)

Raw materials                    $ 2,739    $ 35,799
Work-in-process                    3,594      37,357
Finished goods                    15,597      11,760
Service spares                    16,071      20,116
--------------------------------------------------------
Totals                           $38,001    $105,032
========================================================

On November 13, 1998, the Company sold substantially all of its U.S. manufacturing assets (including inventories with a book value of approximately $60,000,000) to SCI Technology Inc. (SCI), a wholly owned subsidiary of SCI Systems, Inc., and SCI assumed responsibility for manufacturing of substantially all of the Company's hardware products. For a complete description of this transaction, see "SCI" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 20 of this annual report.

The industry in which the Company competes is characterized by rapid technological change. This technological change is an important consideration in the Company's overall inventory management program, in which the Company endeavors to carry only parts and systems utilizable with the technology of its current product offerings and as spares for the contracted maintenance of systems in its installed customer base. The Company regularly estimates the degree of technological obsolescence in its inventories and provides inventory reserves on that basis. Though the Company believes it has adequately provided for any such declines in inventory value to date, any unanticipated change in technology could significantly affect the value of the Company's inventories and thereby adversely affect gross margins and results of operations. In addition, an inability by the Company to accurately forecast its manufacturing requirements of SCI could adversely affect gross margin and results of operations.

Investments in Affiliates: Investments in companies in which the Company believes it has the ability to influence operations or finances are accounted for by the equity method. Investments in companies in which the Company does not exert such influence are accounted for at fair value if such values are readily determinable, and at cost if such values are not readily determinable. Effective January 1, 1998, the Company ceased accounting for its investment in Bentley Systems, Inc., an approximately 50%-owned affiliate of the Company, under the equity method due to a lack of significant influence. See Note 12 and "Litigation and Other Risks and Uncertainties" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 20 to 24 of this annual report for further discussion of the Company's arbitration proceedings and business relationship with Bentley.
The book value of the Company's investment in Bentley was approximately $12,700,000 at December 31, 1998. The Company is unable to determine the fair value of that investment.

During 1997, the Company sold its stock investment in a publicly traded affiliate at a gain of $4,858,000. At December 31, 1996, the unrealized gain on this investment resulting from periodic mark-to-market adjustments totaled $6,858,000 and was included in "Investments in affiliates" and "Unrealized holding gain on securities of affiliate" in the consolidated balance sheet at that date. During 1996, the Company sold stock investments in affiliated companies for a total gain of $11,173,000. These gains are included in "Gains on sales of assets" in the consolidated statements of operations.

Internal Use Software: In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which defines computer software costs to be capitalized or expensed to operations. The Statement is effective for fiscal year 1999 for the Company. Implementation of this new accounting standard is not expected to have a material impact on the Company's consolidated operating results or financial position as the Company has historically been in substantial compliance with the practice required by the Statement.

Property, Plant, and Equipment: Property, plant, and equipment, summarized below, is stated at cost. Depreciation is provided using the straight line method over the estimated useful lives described below.

--------------------------------------------------------------------------
December 31,                                            1998        1997
--------------------------------------------------------------------------
(In thousands)

Land and improvements (15-30 years)                 $ 13,948    $ 13,664
Buildings and improvements (30 years)                132,759     136,517
Equipment, furniture, and fixtures (3-8 years)       239,735     290,217
--------------------------------------------------------------------------
                                                     386,442     440,398
Allowances for depreciation                         (259,074)   (289,775)
--------------------------------------------------------------------------
Totals                                              $127,368    $150,623
==========================================================================

Treasury Stock: Treasury stock is accounted for by the cost method. The Board of Directors of the Company has authorized the purchase of up to 20,000,000 shares of the Company's common stock in the open market. As of December 31, 1998, the Company had purchased approximately 18,800,000 shares for the treasury with the last purchase occurring in 1994. Further purchases of stock for the treasury are restricted by terms of the Company's term loan and revolving credit agreement. See Note 7. Treasury stock activity is presented in the consolidated statements of shareholders' equity.

Revenue Recognition: Revenues from systems sales with no significant post-shipment obligations are recognized as equipment and/or software are shipped, with any post-shipment costs accrued at that time. Revenues on systems sales with significant post-shipment obligations, including the production, modification, or customization of software, are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated cost of performing the contract over its term, or other factors appropriate to the individual contract of sale. The total amount of revenues to be earned under these contracts is generally fixed by contractual terms. The Company regularly reviews its progress on these contracts and revises the estimated costs of fulfilling its obligations. Due to uncertainties inherent in the estimation process, it is possible that completion costs will be further revised on some of the Company's long-term contracts, which could delay revenue recognition and decrease the gross margin to be earned on these contracts. Any losses identified in the review process are recognized in full in the period in which determined.

Revenues from certain contracts with the U.S. government, primarily cost-plus award fee contracts, are recognized monthly as costs are incurred and fees are earned under the contracts.

Maintenance and services revenues are recognized ratably over the lives of the maintenance contracts or as services are performed.

Effective January 1, 1998, the Company adopted American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition. The Statement requires each element of a software sale arrangement to be separately identified and accounted for based on the relative fair value of each element. Revenue cannot be recognized on any element of the sale arrangement if undelivered elements are essential to functionality of the delivered elements. Adoption of this new accounting standard did not significantly affect the Company's 1998 results of operations since the Company's revenue recognition policies have historically been in substantial compliance with the practices required by the new pronouncement.

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

Product Development Costs: The Company capitalizes certain costs of computer software development incurred after the technological feasibility of the product has been established. Such capitalized costs are amortized on a straight-line basis over a period of two to five years. Amortization of these capitalized costs, included in "Cost of revenues - Systems" in the consolidated statements of operations, amounted to $15,500,000 in 1998, $13,600,000 in 1997, and $16,100,000 in 1996. The unamortized balance of these capitalized costs, included in "Other assets" in the consolidated balance sheets, totaled $23,000,000 and $23,300,000 at December 31, 1998 and 1997, respectively.

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

Foreign Currency Exchange and Translation: Local currencies are the functional currencies for the Company's European subsidiaries. The U.S. dollar is the functional currency for all other international subsidiaries. Foreign currency gains and losses resulting from remeasurement or settlement of receivables and payables denominated in a currency other than the functional currency, together with gains and losses and fees paid in connection with the Company's forward exchange contracts, are included in "Other income (expense) - net" in the consolidated statements of operations. Net exchange gains (losses) totaled $800,000 in 1998, ($2,700,000) in 1997, and ($4,600,000) in 1996.
Translation gains and losses resulting from translation of subsidiaries' financial statements from the functional currency into dollars for U.S. reporting purposes and foreign currency gains and losses resulting from remeasurement of intercompany advances of a long-term investment nature are included in the "Accumulated other comprehensive income - cumulative translation adjustment" component of shareholders' equity.

Derivative Financial Instruments: Derivatives utilized by the Company consist of forward exchange contracts and interest rate swap agreements. The Company is prohibited by policy from taking derivative positions exceeding its known balance sheet exposures and from otherwise trading in derivative financial instruments.

The Company conducts business in all major markets outside the U.S., but the most significant of these operations with respect to currency risk are located in Europe and Asia. With respect to the currency exposures in these regions, the objective of the Company is to protect against financial statement volatility arising from changes in exchange rates with respect to amounts denominated for balance sheet purposes in a currency other than the functional currency of the local entity. The Company will therefore enter into forward exchange contracts related to certain balance sheet items, primarily intercompany receivables, payables, and formalized intercompany debt, when a significant risk has been identified. Periodic changes in the value of these contracts offset exchange rate related changes in the financial statement value of these balance sheet items. Forward exchange contracts are purchased with maturities reflecting the expected settlement dates of the balance sheet items being hedged, which are generally less than three months, and only in amounts sufficient to offset possible significant currency rate related changes in the recorded values of these balance sheet items. The Company does not generally hedge the exposures related to other foreign currency denominated assets and liabilities, unless a significant risk has been identified. Forward exchange contracts are accounted for under the fair value method. Under this method, realized and unrealized gains and losses on forward exchange contracts are recognized as offsets to gains and losses resulting from the underlying hedged transactions in the period in which exchange rates change and are included in "Other income (expense) - net" in the consolidated statements of operations. Bank fees charged on the contracts are amortized over the period of the contract. Gain or loss on termination of a forward exchange contract is recognized in the period in which the contract is terminated. In the event of early settlement of a hedged intercompany asset or liability, the related forward exchange contract gains or losses are recognized in the period in which exchange rates change.

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

Amounts payable to or receivable from counterparties related to derivative financial instruments are included in "Other accrued expenses" or "Other current assets" in the consolidated balance sheets. These amounts were not significant at December 31, 1998 or 1997.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, requiring companies to recognize all derivatives as either assets or liabilities on the balance sheet and to measure the instruments at fair value. This statement is effective for fiscal year 2000 for the Company. Implementation of this new accounting standard is not expected to have a material impact on the Company's consolidated operating results or financial position.

See Note 4 for further details of the Company's derivative financial instruments.

Stock-Based Compensation Plans: The Company maintains a stock purchase plan and two fixed stock option plans for the benefit of its employees.

Under the stock purchase plan, employees purchase stock of the Company at 85% of the closing market price of the Company's stock as of the last pay date of each calendar month. No compensation expense is recognized for the difference in price paid by employees and the fair market value of the Company's stock at the date of purchase.

Under the fixed stock option plans, stock options may be granted to directors and other employees at fair market value or at a price less than fair market value at the date of grant. No compensation expense is recognized for options granted at fair market value. Expense associated with grants at less than fair market value, equal to the difference in exercise price and fair market value at the date of grant, is recognized over the vesting period of the options.

In accordance with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company has provided pro forma basis information to reflect results of operations and earnings per share had compensation expense been recognized for employee stock purchases and for stock options granted at market value at date of grant. See Note 9.

Income Taxes: The provision for income taxes includes federal, international, and state income taxes currently payable or refundable and income taxes deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. See Note 8.

Net Loss Per Share: Basic loss per share is computed using the weighted average number of common shares outstanding. Diluted loss per share is computed using the weighted average common and equivalent common shares outstanding. Employee stock options are the Company's only common stock equivalent and are included in the calculation only if dilutive (see Note 9). Weighted average common and equivalent common shares outstanding for both the basic and diluted loss per share calculations for the years ended December 31, 1998, 1997, and 1996, were 48,376,000, 47,945,000, and
47,195,000, respectively.

Comprehensive Income: Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. Under this Statement, all nonowner changes in equity during a period are reported as a component of comprehensive income (loss). With respect to the Company, such nonowner equity items include foreign currency translation adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company's comprehensive losses for the three years ended December 31, 1998 are displayed in the Consolidated Statements of Shareholders' Equity. Accumulated other comprehensive income at the end of each of these three years consisted of foreign currency translation adjustments, with the exception of the December 31, 1996 balance which also included a $6,858,000 unrealized holding gain on securities of an affiliate. There was no income tax effect related to any of the items included in other comprehensive income for any of the three years in the period ended December 31, 1998. See Note 8 for details of the Company's tax position, including net operating loss carryforwards, and its policy for reinvestment of subsidiary earnings.

Reclassifications: Certain reclassifications have been made to the previously reported consolidated statements of operations and cash flows for the years ended December 31, 1997 and 1996 to provide comparability with the current year presentation.

NOTE 2 -- LITIGATION AND OTHER RISKS AND UNCERTAINTIES.
In addition to those described in Notes 1, 4, 6, 7, and 11, the Company has certain risks related to its business and economic environment, and has extensive ongoing litigation as described in "Litigation and Other Risks and Uncertainties" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 20 to 24 of this annual report.

NOTE 3 -- NONRECURRING OPERATING CHARGES.
The Company recorded nonrecurring operating charges totaling $15,843,000 in 1998, $1,095,000 in 1997, and $10,545,000 in 1996.
For a complete description of these charges, see "Nonrecurring Operating Charges" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 19 of this annual report.

NOTE 4 -- FINANCIAL INSTRUMENTS.
Information related to the Company's financial instruments, other than cash equivalents and stock investments in less than 50%-owned companies, is summarized below.

Short- and Long-Term Debt: The balance sheet carrying amounts of the Company's floating rate debt (approximately $73,000,000 at December 31, 1998), consisting primarily of loans under a revolving credit agreement, mortgages, and a term loan (see Note 7), approximate fair market values since interest rates on the debt adjust periodically to reflect changes in market rates of interest. With the exception of the Australian term loan (see Note 7), the Company is exposed to market risk of future increases in interest rates on these loans. The carrying amounts of fixed rate debt approximate fair market values based on current interest rates for debt of the same remaining maturities and character.

Forward exchange contracts: Outstanding notional amounts for the Company's forward exchange contracts were $7,586,000 and $37,357,000 at December 31, 1998 and 1997, respectively. The table below summarizes in U.S. dollars the face amounts of these contracts by major currency. For purposes of presentation, foreign currency amounts are translated to dollars at the rates in effect at each balance sheet date. "Sell" amounts represent the U.S. dollar equivalent of commitments to sell currencies, and "buy" amounts represent the U.S. dollar equivalent of commitments to purchase currencies.

-------------------------------------------------------------------------------
December 31,                  1998                           1997
                    ----------------------------  ---------------------------
                                  Net Forward                    Net Forward
                                    Contract                       Contract
                    Sell      Buy   Position      Sell     Buy     Position
-------------------------------------------------------------------------------
(In thousands)

German mark          $---   $  ---   $   ---     $22,536  $ 5,217   $17,319
Italian lira          ---      ---       ---      12,271      814    11,457
British pound         ---    2,690    (2,690)      7,573    8,827    (1,254)
French franc          ---      ---       ---       4,362    1,836     2,526
Swiss franc           ---    3,986    (3,986)      1,564    5,386    (3,822)
Spanish peseta        ---      ---       ---       1,407    1,296       111
Belgian franc         362      ---       362       1,254      230     1,024
Other currencies      ---    1,272    (1,272)     14,354    4,358     9,996
-------------------------------------------------------------------------------
Totals               $362   $7,948   $(7,586)    $65,321  $27,964   $37,357
===============================================================================

These notional amounts do not necessarily represent amounts to be exchanged between the Company and the counterparties to the forward exchange contracts, and as such, they do not represent the amount of the Company's currency related exposures at those dates. The amounts potentially subject to risk, arising from the possible inability of the counterparties to meet the terms of the contracts, are generally limited to the amounts, if any, by which the counterparties' obligations exceed those of the Company. Net receivables from/payables to counterparties related to forward exchange contracts were not significant at December 31, 1998 or 1997. These carrying amounts approximated fair value at those dates due to the short duration (generally three months or less) of the contracts.

Forward exchange contracts outstanding at December 31, 1998 relate solely to formalized intercompany loans between the Company's European subsidiaries. Contracts outstanding at December 31, 1997 included hedges relating to intercompany loans between the U.S. and Europe. As of first quarter 1998, the Company is no longer hedging its U.S. exposures related to foreign currency denominated intercompany loans.

Based on the terms of outstanding forward exchange contracts and the amount of the related balance sheet exposures at December 31, 1998 and 1997, the Company's results of operations would not be materially affected by a 10% increase or decrease in exchange rates underlying the contracts and the exposures hedged. Cash requirements of forward exchange contracts are limited to receipt of an amount equal to the exchange gain or payment of an amount equal to the exchange loss at the contract settlement date, and payment of bank fees related to the contracts. Net cash flow from forward contract activity, consisting of realized gains and losses from settlement of exposed assets and liabilities at exchange rates in effect at the settlement date rather than at the time of recording, settlement of the forward contracts purchased to mitigate the exposures, and payment of bank fees on the forward contracts, was not significant for any year in the three year period ended December 31, 1998.

Interest rate swap agreements: In 1996, the Company entered into an interest rate swap agreement in the principal amount of its Australian term loan agreement (approximately $10,000,000 at December 31, 1998). The agreement is for a period of approximately six years, and its expiration date coincides with that of the term loan. Under the agreement, the Company pays a 9.58% fixed rate of interest and receives payment based on a variable rate of interest. The weighted average receive rate of the agreement at December 31, 1998 and 1997 was 6.54% and 6.49%, respectively. The fair market value of this interest rate swap agreement at December 31, 1998 was approximately $600,000. Fair market value was determined by obtaining a bank quote and represents the amount the Company would pay should the Company's obligation under the instrument be transferred to a third party at the reporting date. Cash requirements of the Company's interest rate swap agreement are limited to the differential between the fixed rate paid and the variable rate received.

NOTE 5 -- SUPPLEMENTARY CASH FLOW INFORMATION.
Changes in current assets and liabilities, net of the effects of business divestitures and nonrecurring operating charges, in reconciling net loss to net cash provided by (used for) operations are as follows:

-------------------------------------------------------------------------------
                                          Cash Provided By (Used For) Operations
Year Ended December 31,                            1998      1997       1996
-------------------------------------------------------------------------------
(In thousands)

(Increase) decrease in:
   Accounts receivable                          $16,939  $(25,624)   $(8,547)
   Inventories                                    7,580   (21,296)    21,299
   Other current assets                           8,706     9,905     11,810
Increase (decrease) in:
   Trade accounts payable                         2,600    11,449     (1,513)
   Accrued compensation and other
    accrued expenses                             (1,649)    4,123     (5,344)
   Billings in excess of sales                      562     7,870     (  268)
-------------------------------------------------------------------------------
Net changes in current assets and liabilities   $34,738  $(13,573)   $17,437
===============================================================================

Cash payments for income taxes totaled $5,200,000, $6,100,000, and $4,900,000 in 1998, 1997, and 1996, respectively. Cash payments for interest in those years totaled $7,700,000, $6,400,000, and $5,000,000, respectively.

Significant noncash investing and financing transactions in 1998 included the sale of assets in part for a deferred installment payment of approximately $20,000,000. (See Note 14.) Investing and financing transactions in 1997 that did not require cash included the sale of two noncore business units of the Company in part for notes receivable and future royalties totaling $3,950,000. Investing and financing transactions in 1996 that did not require cash included the issuance of 438,357 shares of the Company's common stock with a fair market value of $4,000,000 in connection with a professional services agreement related to the Company's efforts to build its public safety business in the Asia Pacific region and a $6,858,000 favorable mark-to-market adjustment of an investment in an affiliated company.

NOTE 6 -- ACCOUNTS RECEIVABLE.
Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Historically, the Company has not experienced significant losses related to trade receivables from individual customers or from groups of customers in any geographic area, with the exception of the 1994 write-off of a $5,500,000 receivable from a Middle Eastern customer. The Company's total accounts receivable from Middle Eastern customers approximated $22,900,000 at December 31, 1998, and $20,700,000 at December 31, 1997.

Revenues from the U.S. government were $166,100,000 in 1998, $177,100,000 in 1997, and $160,800,000 in 1996, representing approximately 16% of total revenue in 1998 and 1997, and 15% in 1996. Accounts receivable from the U.S. government was approximately $55,200,000 and $52,500,000 at December 31, 1998 and 1997, respectively. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity and cost-plus award fee contracts, and through commercial sales of products not covered by long-term contracts. Approximately 44% of total federal government revenues are earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is fully anticipated that these contracts will remain in effect through their expiration, the contracts are subject to termination at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

Accounts receivable includes unbilled amounts of $77,400,000 and $80,900,000 at December 31, 1998 and 1997, respectively. These amounts include amounts due under long-term contracts of approximately $25,000,000 and $35,000,000, at December 31, 1998 and
1997, respectively.

The Company maintained reserves for uncollectible accounts, included in "Accounts receivable" in the consolidated balance sheets at December 31, 1998 and 1997, of $13,800,000 and $14,500,000, respectively.

NOTE 7 -- DEBT AND LEASES.
Short- and long-term debt is summarized as follows:

----------------------------------------------------------------------
December 31,                                        1998       1997
----------------------------------------------------------------------
(In thousands)

Revolving credit agreement and term loan         $39,461   $ 64,640
Australian term loan                               9,963     13,237
Long-term mortgages                               20,712     10,323
Other secured debt                                 9,210     10,187
Short-term credit facilities                       3,312      5,153
Other                                                555      1,125
----------------------------------------------------------------------
Total debt                                        83,213    104,665
Less amounts payable within one year              23,718     50,409
----------------------------------------------------------------------
Total long-term debt                             $59,495   $ 54,256
======================================================================

Under the Company's January 1997 four year fixed term loan and revolving credit agreement, available borrowings are determined by the amounts of eligible assets of the Company (the "borrowing base"), as defined in the agreement, including accounts receivable and inventory, with maximum borrowings of $125,000,000. The $25,000,000 term loan portion of the agreement is due at expiration of the agreement. Borrowings are secured by a pledge of substantially all of the Company's assets in the U.S. The rate of interest on all borrowings under the agreement is the greater of 7% or the Norwest Bank Minnesota National Association base rate of interest (7.75% at December 31, 1998) plus .625%. The average effective rate of interest was 9.1% for the period of time in 1998 during which the Company had outstanding borrowings under this agreement. The agreement requires the Company to pay a facility fee at an annual rate of .15% of the amount available under the credit line, an unused credit line fee at an annual rate of .25% of the average unused portion of the revolving credit line, and a monthly agency fee. At December 31, 1998, the Company had outstanding borrowings of $39,461,000, the $25,000,000 term loan portion of which was classified as long-term debt in the consolidated balance sheet, and an additional $31,600,000 of the available credit line was allocated to support letters of credit issued by the Company and the Company's forward exchange contracts. As of this same date, the borrowing base, representing the maximum available credit under the line, was approximately $90,000,000 ($78,000,000 at February 26, 1999).

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

In October 1998, the term loan and security agreement was amended to incorporate the sale of the Company's manufacturing assets to SCI and to modify the borrowing base accordingly. This transaction has resulted in an approximate $15,000,000 borrowing base reduction, primarily for eligible inventories that were sold to SCI.

In August 1995, the Company entered into a term loan agreement with an Australian bank totaling 35,000,000 Australian dollars (approximately $23,000,000). The loan is payable in varying installments through August 2002 and bears interest at the bank's variable short-term lending rate, which ranged from 4.9% to 5.36% in 1998 (5.8% to 7.1% in 1997). Letters of credit totaling approximately $10,000,000 are pledged as security under the loan agreement. During 1996, the Company entered into a six-year interest rate swap agreement in the amount of the term loan to reduce the risk of increases in interest rates, effectively converting the interest rate on this loan to a fixed rate of 9.58%.

The Company has three long-term mortgages on certain of its European facilities, payable in varying installments through the year 2010. Two of the mortgages bear interest at the floating Amsterdam Interbank Offering Rate, which ranged from 3.3% to 3.7% in 1998 (3.1% to 3.8% in 1997), plus 1%. The third mortgage, which was entered into in December 1998, bears interest at the United Kingdom base rate (6.25% at December 31, 1998) plus 1%. The amount borrowed under this mortgage totals approximately $10,500,000.

Other secured debt consists of debt to various financial institutions payable in varying installments through 2017 and secured by certain assets of the Company, including facilities and internally used computer equipment. In March of 1997, the Company entered into an agreement for the sale and leaseback of one of its facilities. The amount borrowed totals approximately $8,400,000 and is payable over a period of 20 years at an implicit rate of interest of 10.7%. The weighted average interest rate on this and all other secured debt was approximately 11.0% for 1998 and 11.2% for 1997.

See Note 4 for discussion of fair values of the Company's debt and interest rate swap agreements.

The Company leases various property, plant, and equipment under operating leases as lessee. Rental expense for operating leases was $26,600,000 in 1998, $30,400,000 in 1997, and $34,200,000 in
1996. Subleases and contingent rentals are not significant. Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more are as follows:

------------------------------------------------------
                                         Operating
                                    Lease Commitments
------------------------------------------------------
(In thousands)

1999                                        $20,600
2000                                         14,600
2001                                          8,900
2002                                          5,500
2003                                          3,600
Thereafter                                   23,100
------------------------------------------------------
Total future minimum lease payments         $76,300
======================================================

NOTE 8 -- INCOME TAXES.
The components of loss before income taxes are as follows:

-------------------------------------------------------------------
Year Ended December 31,              1998        1997        1996
-------------------------------------------------------------------
(In thousands)

U.S.                             $( 4,008)   $(57,527)   $(42,381)
International                     ( 9,626)    ( 8,710)    (23,731)
-------------------------------------------------------------------
Total loss before income taxes   $(13,634)   $(66,237)   $(66,112)
===================================================================

Income tax expense consists of the following:

-------------------------------------------------------------------
Year Ended December 31,              1998        1997        1996
-------------------------------------------------------------------
(In thousands)

Current benefit (expense):
  Federal                         $(3,353)    $ 1,400     $ 3,351
  International                    (2,552)     (3,845)     (3,855)
-------------------------------------------------------------------
   Total current                   (5,905)     (2,445)     (  504)
-------------------------------------------------------------------
Deferred benefit (expense):
  Federal                             ---      (1,726)     (2,447)
  International                    (   95)        171      (   49)
-------------------------------------------------------------------
   Total deferred                  (   95)     (1,555)     (2,496)
-------------------------------------------------------------------
Total income tax expense          $(6,000)    $(4,000)    $(3,000)
===================================================================

Deferred income taxes included in the Company's balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax return purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

------------------------------------------------------------------------------
December 31,                                             1998         1997
------------------------------------------------------------------------------
(In thousands)

Current Deferred Tax Assets (Liabilities):
  Inventory reserves                                  $13,348     $ 15,235
  Vacation pay and other employee benefit accruals      5,705        5,617
  Other financial statement reserves, primarily
    allowances for doubtful accounts and warranty      10,333        9,226
  Profit on uncompleted sales contracts                 3,074      ( 1,759)
  Other current tax assets and liabilities, net       ( 1,298)     ( 5,916)
-----------------------------------------------------------------------------
                                                       31,162       22,403
  Less asset valuation allowance                      (28,344)     (22,275)
-----------------------------------------------------------------------------
  Total net current asset  (1)                          2,818          128
-----------------------------------------------------------------------------

Noncurrent Deferred Tax Assets (Liabilities):
  Net operating loss and tax credit carryforwards:
    U.S. federal and state                             56,636       78,559
    International operations                           43,555       40,316
  Depreciation                                        ( 8,116)     ( 9,907)
  Capitalized software development costs              ( 7,281)     ( 7,604)
  Other noncurrent tax assets and liabilities, net      3,194      ( 7,051)
-----------------------------------------------------------------------------
                                                       87,988       94,313
  Less asset valuation allowance                      (91,130)     (94,773)
-----------------------------------------------------------------------------
  Total net noncurrent liability                      ( 3,142)     (   460)
-----------------------------------------------------------------------------
Net deferred tax liability                           $(   324)    $(   332)
=============================================================================
(1) Included in "Other current assets" in the consolidated balance sheets.

The valuation allowance for deferred tax assets, which consists primarily of reserves against the tax benefit of net operating loss carryforwards, increased by $2,426,000 in 1998 due to increases in deferred tax assets of $21,118,000 arising from changes in deductible temporary differences, offset by related reductions in the benefit from net operating loss carryforwards of $18,684,000. If realized these reserved tax benefits will be applied to reduce income tax expense in the year of realization.

Net operating loss carryforwards are available to offset future earnings within the time periods specified by law. At December 31, 1998, the Company had a U.S. federal net operating loss carryforward of approximately $119,000,000 expiring from the year 2010 through 2012. International net operating loss carryforwards total approximately $113,000,000 and expire as follows:

-------------------------------------------------------
                                  International
                                Net Operating Loss
December 31, 1998                 Carryforwards
-------------------------------------------------------
(In thousands)

Expiration:
3 years or less                      $ 20,000
4 to 5 years                           18,000
6 to 10 years                           5,000
Unlimited carryforward                 70,000
-------------------------------------------------------
Total                                $113,000
=======================================================

Additionally, the Company has $4,100,000 of U.S. alternative minimum tax credit carryforward which has no expiration date. U.S. research and development tax credit carryforwards of $7,800,000 are available to offset regular tax liability through 2012.

A reconciliation from income tax benefit at the U.S. federal statutory tax rate of 35% to the Company's income tax expense is as follows:

-------------------------------------------------------------------------------
Year Ended December 31,                            1998       1997       1996
-------------------------------------------------------------------------------
(In thousands)

Income tax benefit at federal statutory rate    $ 4,772   $ 23,183   $ 23,139
Benefit from Foreign Sales Corp. (FSC)               44        150      1,963
Alternative minimum tax                          (  453)       ---        ---
Tax effects of international operations, net     (7,672)   ( 5,617)   ( 8,657)
Tax effect of U.S. tax loss carried forward       1,670    (23,205)   (23,752)
Prior year taxes                                 (2,482)     1,165      4,712
Other - net                                      (1,879)       324    (   405)
-------------------------------------------------------------------------------
Income tax expense                              $(6,000)  $( 4,000)  $( 3,000)
===============================================================================

The Company does not provide for federal income taxes or tax benefits on the undistributed earnings or losses of its international subsidiaries, because earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. At December 31, 1998, the Company had not provided federal income taxes on earnings of individual international subsidiaries of approximately $41,000,000. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in the various international jurisdictions. Determination of the related amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding of approximately $2,000,000 would be payable if all previously unremitted earnings as of December 31, 1998, were remitted to the U.S. company.

NOTE 9 -- STOCK-BASED COMPENSATION PLANS.
The Intergraph Corporation 1997 Stock Option Plan was approved by shareholders in May 1997. Under this plan, the Company reserved a total of 3,000,000 shares of common stock to grant as options to key employees. Options may be granted at fair market value or at a price less than fair market value on the date of grant. Options are not exercisable prior to twenty four months from the date of grant or later than ten years after the date of grant. At December 31, 1998, 741,250 shares were available for future grants.

The Intergraph Corporation Nonemployee Director Stock Option Plan was approved by shareholders in May 1998. The Company has reserved a total of 250,000 shares of common stock to grant as options under this plan. The exercise price of each option granted is the fair market value on the date of grant. Options are not exercisable prior to one year from the date of grant or later than ten years after the date of grant. Upon approval of this plan, members of the Company's Board of Directors who were not otherwise employed by the Company were granted options to purchase 3,000 shares of the Company's common stock. Any new nonemployee director will be granted an option to purchase 3,000 shares of common stock upon his or her first election to the Board. At each annual meeting of shareholders thereafter, each nonemployee director elected to the Board will also be granted an option to purchase 1,500 shares of the Company's common stock. At December 31, 1998, 238,000 shares were available for future grants.

Under the 1995 Employee Stock Purchase Plan, 3,200,000 shares of common stock were made available for purchase through a series of five consecutive annual offerings each June beginning June 1, 1995. In order to purchase stock, each participant may have up to 10% of his or her pay, not to exceed $25,000 in any offering period, withheld through payroll deductions. All full time employees, except members of the Administrative Committee of the Plan, are eligible to participate. The purchase price of each share is 85% of the closing market price of the Company's common stock on the last pay date of each calendar month. Employees purchased 464,230, 432,263, and 352,759, shares of stock in 1998, 1997, and 1996, respectively, under the 1995 and predecessor Plans. At December 31, 1998, 1,759,234 shares were available for future purchases.

As allowed under the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123), the Company has elected to apply Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based plans. Accordingly, the Company has recognized no compensation expense for these plans. Had the Company accounted for its stock-based compensation plans based on fair value of awards at grant date consistent with the methodology of SFAS 123, the Company's net loss and loss per share would have been increased as indicated below. The effects of applying SFAS 123 on a pro forma basis for the three years in the period ended December 31, 1998 are not likely to be representative of the effects on reported pro forma net income (loss) for future years as the estimated compensation costs reflect only options granted subsequent to December 31, 1994.

--------------------------------------------------------------------------------
Year Ended December 31,                            1998       1997       1996
--------------------------------------------------------------------------------
(In thousands except per share amounts)

Net loss                          As reported   $(19,634)  $(70,237)  $(69,112)
                                  Pro forma     $(21,496)  $(72,497)  $(71,447)

Basic and diluted loss per share  As reported   $(   .41)  $(  1.46)  $(  1.46)
                                  Pro forma     $(   .44)  $(  1.51)  $(  1.51)
================================================================================

Under the methodology of SFAS 123, the fair value of the Company's fixed stock options was estimated at the date of grant using the Black Scholes option pricing model. The multiple option approach was used, with assumptions for expected option life of 1.38 years after vest date in 1998 (1.38 years in 1997 and 1.39 years in 1996) and 45% expected volatility for the market price of the Company's stock in 1998 (43% in 1997 and 40% in 1996). Dividend yield is excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations. Risk free interest rates were determined separately for each grant and are as follows:

--------------------------------------------------------------------------------
           1998                        1997                       1996
-------------------------- -------------------------- --------------------------
Expected Life  Risk Free   Expected Life   Risk Free  Expected Life   Risk Free
(in years)   Interest Rate (in years)   Interest Rate  (in years)  Interest Rate
-------------------------- -------------------------- --------------------------
   3.38         4.19%         3.38          6.28%          3.39         6.55%
   4.38         4.28%         4.38          6.38%          4.39         6.67%
   5.38         4.40%         5.38          6.34%          5.39         6.74%
   6.38         4.53%         6.38          6.46%          6.39         6.79%
================================================================================

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

The weighted average grant date fair values of options granted to employees during 1998, 1997, and 1996 were $2.37, $3.66, and $3.92, respectively, under the 1997 and Nonemployee Director stock option plans and $1.12, $1.29, and $1.78, respectively, under the 1995 stock purchase plan.

Activity in the Company's fixed stock option plans for the years ended December 31, 1998, 1997, and 1996 is summarized as follows:

--------------------------------------------------------------------------------
                             1998              1997                 1996
                      ------------------  -----------------  -------------------
                                Weighted          Weighted             Weighted
                                 Average           Average              Average
                                Exercise          Exercise             Exercise
                       Shares     Price    Shares   Price     Shares     Price
--------------------------------------------------------------------------------
Outstanding at
 beginning of year    2,259,923 $ 9.61   1,831,417  $10.38   1,778,304  $10.42
Granted at fair
 value                1,733,000   5.41     672,250    7.99     290,018    9.47
Exercised                   ---    ---    ( 40,187)   8.23    ( 53,898)   5.28
Expired                     ---    ---    ( 30,000)  16.00    ( 14,982)   9.23
Forfeited              (405,750)  9.21    (173,557)  10.65    (168,025)  11.02
--------------------------------------------------------------------------------
Outstanding at end
 of year              3,587,173 $ 7.63   2,259,923  $ 9.61   1,831,417  $10.38
================================================================================

Exercisable at end
 of year                728,171 $10.22     540,922  $ 9.62     247,874  $ 9.12
================================================================================

Further information relating to stock options outstanding at December 31, 1998 is as follows:

--------------------------------------------------------------------------------
                               Options Outstanding           Options Exercisable
                   -----------------------------------    ----------------------
                                 Weighted
                                  Average     Weighted                Weighted
Range of                         Remaining     Average                 Average
Exercise                        Contractual   Exercise                Exercise
Prices                Number       Life        Price         Number    Price
--------------------------------------------------------------------------------
$ .90  to $ 3.75       17,690     5.88 years   $ 1.30         17,690   $ 1.30
$5.375 to $ 7.938   2,231,750     9.50           5.96            ---      ---
$8.875 to $12.25    1,337,733     6.48          10.49        710,481    10.44
--------------------------------------------------------------------------------
                    3,587,173     8.36         $ 7.63        728,171   $10.22
================================================================================

Options shown above with a weighted average exercise price of $1.30 per share and a range of exercise prices of $.90 to $3.75 were granted in 1995 as the result of a business acquisition in which the Company assumed the total shares and price obligations under the acquired company's stock option plans. All other option grants during the three-year period ended December 31, 1998 were at the fair market value of the Company's stock at date of grant.

NOTE 10 -- EMPLOYEE BENEFIT PLANS.
The Intergraph Corporation Stock Bonus Plan was established in 1975 to provide retirement benefits to substantially all U.S. employees. Effective January 1, 1987, the Company amended the Plan to qualify it as an employee stock ownership plan (ESOP). The Company made contributions to the Plan in amounts determined at the discretion of the Board of Directors, and the contributions were funded with Company stock. Amounts were allocated to the accounts of participants based on compensation. Benefits are payable to participants subject to the vesting provisions of the Plan. The Company has not made a contribution to the Plan since 1991.

In 1990, the Company established the Intergraph Corporation SavingsPlus Plan, an employee savings plan qualified under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. employees. Employees can elect to contribute up to 15% of their compensation to the Plan. The Company matches 50% of employee contributions up to 6% of each employee's compensation. Cash contributions by the Company to the Plan were $5,082,000, $5,148,000, and $5,687,000, in 1998, 1997, and 1996, respectively.

The Company maintains various retirement benefit plans for employees of its international subsidiaries, primarily defined contribution plans that cover substantially all employees. Contributions to the plans are made in cash and are allocated to the accounts of participants based on compensation. Benefits are payable based on vesting provisions contained in each plan. Contributions to the plans were $3,110,000, $3,244,000, and $3,678,000, in 1998, 1997, and 1996, respectively.

NOTE 11 -- SEGMENT INFORMATION.
Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information. This Statement replaces previous requirements that segment information be reported along industry lines with a new operating segment approach. Operating segments are defined as components of a business for which separate financial information is regularly evaluated in determining resource allocation and operating performance. The Company's operating segments are Intergraph Computer Systems (ICS), Intergraph Public Safety, Inc. (IPS), VeriBest, Inc. (VeriBest) and the Software and Federal Systems (Federal) business (the Software and Federal businesses form what is termed Intergraph), none of which were considered to be reportable segments under previous external reporting standards.

The Company's reportable segments are strategic business units which are organized by the types of products sold and the specific markets served. They are managed separately due to unique technology and marketing strategy resident in each of the Company's markets.

ICS supplies high performance Windows NT-based graphics workstations and PCs, 3D graphics subsystems, servers, and other hardware products. IPS develops, markets, and implements systems for public safety agencies. VeriBest serves the electronic design automation market, providing software design tools, design processes, and consulting services for developers of electronic systems. Intergraph supplies software and solutions, including hardware purchased from ICS, consulting, and services to the process and building and infrastructure industries and provides services and specialized engineering and information technology to support Federal government programs.

The Company evaluates performance of the operating segments based on revenue and income from operations. The accounting policies of the reportable segments are the same as those described in Note 1. Sales among the operating segments, the most significant of which are sales of hardware products from ICS to the other segments, are accounted for under a transfer pricing policy. Transfer prices approximate prices that would be charged for the same or similar property to similarly situated unrelated buyers. In the U.S., intersegment sales of products and services to be used for internal purposes are charged at cost. For international subsidiaries, transfer price is charged on intersegment sales of products and services to be used for either internal purposes or sale to customers.

The following table sets forth revenues and operating income (loss) by operating segment for the year ended December 31, 1998, together with supplementary information related to depreciation and amortization expense attributable to the operating segments.

------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1998
(In thousands)                                                  Intergraph
                                                            -----------------                                 Total
                             ICS        IPS     VeriBest    Software  Federal     Corporate   Eliminations   Company
------------------------------------------------------------------------------------------------------------------------
Revenues
 Unaffiliated customers    $268,447   $50,412   $ 27,783   $532,394   $153,754         ---         ---     $1,032,790
 Intersegment revenues      185,234       712        460      1,815      4,863         ---    $(193,084)          ---
------------------------------------------------------------------------------------------------------------------------
Total Revenues             $453,681   $51,124   $ 28,243   $534,209   $158,617         ---    $(193,084)   $1,032,790
------------------------------------------------------------------------------------------------------------------------
Operating income (loss)
 before nonrecurring
 operating charges         $(68,144)  $ 3,486   $(12,433)  $ 14,126   $( 3,559)   $(30,944)   $(    895)   $(  98,363)
------------------------------------------------------------------------------------------------------------------------
Depreciation and
 amortization expense      $ 10,314   $ 5,099   $  3,839   $ 30,171   $  3,003    $  2,294          ---    $   54,720
------------------------------------------------------------------------------------------------------------------------

Amounts included in the "Corporate" column consist of general corporate expenses, primarily general and administrative expenses (including legal fees of $10,650,000) remaining after charges to the operating segments based on segment usage of those services. Significant profit and loss items for 1998 that are not allocated to the segments and not included in the analysis above include gains on sales of assets of $112,533,000 (see Note 14) and nonrecurring operating charges of $15,843,000 (see Note 3).

The Company does not evaluate performance or allocate resources based on assets and, as such, it does not prepare balance sheets for its operating segments, other than those of its wholly-owned subsidiaries.

The operating segment information presented above represents the internal evaluation model adopted by the Company for 1998 and future years. The Company has in prior years utilized several variations of this model depending on the Company's structure and its business environment at the particular time, but believes the 1998 model best reflects the operations and business structure of the various segments and the Company for 1998 and the future.

The 1998 model differs significantly from those utilized in prior years, specifically in the institution of a transfer pricing system in 1998 and in the attribution of revenues to its ICS and Software operating segments in sales transactions where both hardware and software, and perhaps attendant services, are sold to a single customer. The Company has found it impractical to restate prior years' segment information to reflect the current reporting model, since such a restatement would involve a transaction-by-transaction analysis. Since VeriBest and IPS have been operating as separate subsidiaries since 1996 and 1997, respectively, and since by nature of their businesses they are less affected by changes from the model utilized before 1998, comparable information is available. VeriBest incurred operating losses of $16,381,000 in 1997 and $15,463,000 in 1996 on revenues of $29,290,000 and $31,031,000, respectively. IPS incurred an operating loss of $2,165,000 in 1997 on revenues of $50,418,000.

Revenues from the U.S. government were $166,100,000 in 1998, $177,100,000 in 1997, and $160,800,000 in 1996, representing approximately 16% of total revenue in 1998 and 1997, and 15% in 1996. The majority of these revenues are attributed to the Federal unit of the Intergraph operating segment. The U.S. government was the only customer accounting for more than 10% of consolidated revenue in each of the three years in the period ended December 31, 1998.

International markets, particularly Europe and Asia, continue in importance to the industry and to the Company. The Company's operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policies or restrictions, currency exchange fluctuations, and other factors. Following is a summary of external revenues and long-lived assets by principal geographic area. For purposes of this presentation, revenues are attributed to geographic areas based on customer location. Long-lived assets include property, plant and equipment, investments in affiliates and other noncurrent assets. Assets have been allocated to geographic areas based on their physical location.

--------------------------------------------------------------------------------
                            Revenues                     Long-lived Assets
--------------------------------------------------------------------------------
                   1998       1997        1996        1998      1997       1996
--------------------------------------------------------------------------------
(In thousands)

United States $  505,317  $  528,411  $  488,759    $139,128  $152,184  $174,842
Europe           317,840     355,179     365,349      40,878    41,467    50,346
Asia Pacific     107,512     133,864     146,240      17,975    21,304    23,069
Other
 International   102,121     106,851      94,985       3,468     4,010     4,170
--------------------------------------------------------------------------------
Total         $1,032,790  $1,124,305  $1,095,333    $201,449  $218,965  $252,427
--------------------------------------------------------------------------------

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

The Company's purchases from Bentley totaled $1,339,000 in 1998, $5,656,000 in 1997, and $14,244,000 in 1996. Amounts due from
Bentley or for which the Company holds the right to delivery of Bentley products totaled $1,224,000 and $1,076,000 at December 31, 1998 and 1997, respectively. During the second quarter of 1997, the Company offset receivables from Bentley of $5,835,000 against a $6,126,000 obligation to Bentley resulting from an adverse contract arbitration award. See "Litigation and Other Risks and Uncertainties" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 20 to 24 of this annual report for further discussion of the Company's arbitration proceedings and business relationship with Bentley.

Loan Program for Executive Officers: In order to encourage retention of Company stock by executive officers, the Company adopted a loan program effective January 1993, under which executive officers could borrow from the Company, on an unsecured basis, an amount not exceeding (1) the market value of the common stock of the Company owned by any such executive officer, and/or
(2) the net value (market price less exercise price) of exercisable stock options owned by any such executive officer. Interest was charged on these loans at the prevailing prime rate. Prior to the April 30, 1998 expiration of the loan program, James W. Meadlock, Chief Executive Officer and Chairman of the Board of the Company, was indebted to the Company in the maximum amount of $6,129,000 under the program. Mr. Meadlock repaid his loan in full on November 21, 1997.

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

NOTE 14 -- ACQUISITIONS AND DIVESTITURES.
The Company filed a legal action in August 1995 seeking to dissolve and wind up its business arrangement with Zydex, Inc., a company with which it jointly developed its plant design software application (PDS), and seeking an order allowing the Company to continue the business of that arrangement without further responsibility or obligation to Zydex. In November 1995, Zydex filed a counterclaim against the Company alleging wrongful dissolution of the business relationship and seeking both sole ownership of PDS and significant compensatory and punitive damages. In September 1997, the Court issued an order resolving all disputed issues and requiring the parties to settle, and dismissed the case. A closing of the final settlement agreement occurred on January 15, 1998. The final settlement included the purchase by Intergraph of 100% of the common stock of Zydex for $26,300,000, with $16,000,000 paid at closing of the agreement and the remaining amount payable in 15 equal monthly installments, including interest. In March 1998, the Company prepaid in full the remaining amount payable to Zydex. The former owner of Zydex retains certain rights to use, but not sell or sublicense, PDS products for a period of 15 years following the date of closing. In addition to the purchase price of the common stock, the Company was required to pay additional royalties to Zydex in the amount of $1,000,000 at closing of the agreement. These royalties were included in the Company's 1997 results of operations. The first quarter 1998 cash payments to Zydex were funded by the Company's primary lender and by proceeds from the sale of the Company's Solid Edge and Engineering Modeling System product lines. The Company accounted for the acquisition as the purchase of PDS software rights and is amortizing those rights over an estimated useful life of seven years. The unamortized balance, approximately $22,500,000 at December 31, 1998, is included in "Other assets" in the consolidated balance sheet. PDS is currently the Company's highest volume software offering, representing approximately 28% of total software sales for 1998.

In March 1998, the Company sold its Solid Edge and Engineering Modeling System product lines to Electronic Data Systems Corporation and its Unigraphics Solutions, Inc. subsidiary for $105,000,000 in cash. The Company's gain on this transaction of $102,767,000 is included in "Gains on sales of assets" in the 1998 consolidated statement of operations. Full year 1997 revenues and operating losses for these product lines were $35,200,000 and $4,100,000, respectively. Based on 1997 performance, the Company estimates that the sale of this business resulted in an improvement in its 1998 operating results of approximately $5,000,000, excluding the impact of the gain on the sale.

In April 1998, the Company sold its printed circuit board manufacturing facility for $16,002,000 in cash. The Company's gain on this transaction of $8,275,000 is included in "Gains on sales of assets" in the 1998 consolidated statement of operations. The Company is now outsourcing its printed circuit board needs. This operational change did not materially impact the Company's results of operations in 1998.

In November 1998, the Company sold substantially all of its U.S. manufacturing inventory and assets to SCI Technology Inc. (SCI), a wholly-owned subsidiary of SCI Systems, Inc., and SCI assumed responsibility for manufacturing of substantially all of the Company's hardware products. The total purchase price was $62,404,000, $42,485,000 of which was received during the fourth quarter of 1998. The final purchase price installment of $19,919,000 was received on January 12, 1999. The Company's gain on this transaction of $1,491,000 is included in "Gains on sales of assets" in the 1998 consolidated statement of operations. For a complete description of the SCI transaction and its anticipated impact on future operating results and cash flows, see "SCI" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 20 of this annual report.

NOTE 15 - SUMMARY OF QUARTERLY INFORMATION - UNAUDITED

--------------------------------------------------------------------------------
Quarter Ended                    March 31     June 30    Sept. 30     Dec. 31
--------------------------------------------------------------------------------
(In thousands except per
 share amounts)

Year ended December 31, 1998:
Revenues                         $245,818    $246,613    $253,624    $286,735
Gross profit                       77,923      76,470      78,100      92,859
Net income (loss)                  49,442     (20,988)    (27,173)    (20,915)
Net income (loss) per share
          - basic                    1.03     (   .43)    (   .56)    (   .43)
          - diluted                  1.02     (   .43)    (   .56)    (   .43)
Weighted average shares
  outstanding
          - basic                  48,219      48,311      48,416      48,547
          - diluted                48,335      48,311      48,416      48,547

Year ended December 31, 1997:
Revenues                         $252,758    $288,609    $282,067    $300,871
Gross profit                       87,610     109,115     101,177     102,437
Net loss                          (26,289)    (16,027)    ( 7,186)    (20,735)
Net loss per share,
 basic and diluted                (   .55)    (   .33)    (   .15)    (   .43)
Weighted average shares
 outstanding, basic and diluted    47,758      47,888      48,006      48,121

================================================================================

First quarter 1998 earnings included a $2.13 per share gain on the sale of the Company's Solid Edge and Engineering Modeling System product lines and a $.31 per share charge for nonrecurring operating expenses, primarily for employee termination costs and write-off of certain intangible assets. Second quarter 1998 losses were reduced by a $.17 per share gain on the sale of the Company's printed circuit board manufacturing facility. Fourth quarter 1998 losses included expenses of approximately $.14 per share relating to the Company's transition to outsourcing of its manufacturing operation and a $.04 per share charge for nonrecurring operating expenses, primarily for employee terminations.

Second quarter 1997 losses were increased by a $.13 per share charge for an adverse contract arbitration award to Bentley Systems, Inc. Third quarter 1997 losses were reduced by a $.10 per share gain on the sale of an investment in an affiliated company. The Company estimates that the strength of the U.S. dollar in the fourth quarter of 1997 adversely impacted fourth quarter results of operations by approximately $.15 per share in comparison to fourth quarter 1996.


REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Intergraph Corporation


We have audited the accompanying consolidated balance sheets of Intergraph Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended
December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intergraph Corporation and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended
December 31, 1998, in conformity with generally accepted accounting principles.


                                   /s/ Ernst & Young LLP
Birmingham, Alabama
February 1, 1999


DIVIDEND POLICY

The Company has never declared or paid a cash dividend on its common stock. It is the present policy of the Company's Board of Directors to retain all earnings to finance the Company's operations. In addition, payment of dividends is restricted by the Company's term loan and revolving credit agreement.

PRICE RANGE OF COMMON STOCK

Since April 1981, Intergraph common stock has traded on The NASDAQ Stock Market under the symbol INGR. As of January 31, 1999, there were 48,690,820 shares of common stock outstanding, held by 4,447 shareholders of record. The following table sets forth, for the periods indicated, the high and low sale prices of the Company's common stock as reported on The NASDAQ Stock Market.

-------------------------------------------------------------------
                           1998                     1997
Period               High        Low         High          Low
-------------------------------------------------------------------

First Quarter     $10  3/16    $8  1/4      $11  1/4    $7  3/8
Second Quarter     10  9/16     7  3/16       8 13/16    6  1/4
Third Quarter       8  5/8      5  1/2       12          7  5/8
Fourth Quarter      7           4 11/16      14  3/16    8 15/16
===================================================================

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

ANNUAL MEETING

The annual meeting of Intergraph Corporation will be held May 13, 1999, at the Corporate offices in Huntsville, Alabama.


BOARD MEMBERS AND OFFICERS

BOARD OF DIRECTORS          EXECUTIVE VICE PRESIDENTS   VICE PRESIDENTS

James W. Meadlock           Wade C. Patterson           Theron E. Anders
Chief Executive Officer     Chief Executive Officer
and Chairman of the         and President, Intergraph   Michael Bezzant
Board                       Computer Systems
                                                        Henry J. Dipietro
James F. Taylor Jr.         Lawrence F. Ayers Jr.
Executive Vice President                                Thomas J. Doran
Intergraph Corporation      Klaas Borgers
and Chief Executive                                     George H. Dudley
Officer, Intergraph         Penman R. Gilliam
Public Safety, Inc.                                     Jeffrey H. Edson
                            Lewis N. Graham Jr.
Robert E. Thurber                                       Graeme J. Farrell
Executive Vice President    Richard H. Lussier
                                                        Milford B. French
Keith H. Schonrock Jr.      Nancy B. Meadlock
                                                        Aggie L. Frizzell
Larry J. Laster             Stephen J. Phillips
                                                        Jeffrey P. Heath
Thomas J. Lee               Preetha R. Pulusani
                                                        Fred D. Heddens
Sidney L. McDonald          William E. Salter
                                                        Rune Kahlbom
                            K. David Stinson Jr.
                                                        Robert L. Kuehlthau
                            John W. Wilhoite
                                                        Milton H. Legg
                            Edward A. Wilkinson
                                                        Winston P. Newton
                            Allan B. Wilson
                                                        John R. Owens
                            Manfred Wittler
                                                        Robert Patience

                                                        Carl N. Reed

                                                        Charles E. Robertson Jr.
                                                        Chief Executive Officer
                                                        and President, VeriBest,
                                                        Inc.

                                                        Stephen B. Rowles

                                                        Gerhard Sallinger

                                                        James H. Slate

                                                        Richard L. Watson

                                                        Eugene H.Wrobel


                                                        SECRETARY

                                                        John R. Wynn