Form 10-K, Exhibit 13
period 1999-12-31
INTERGRAPH CORP
filed 2000-03-22
CIK 351145

Five Year Financial Summary

----------------------------------------------------------------------------------------
                                    1999        1998        1997        1996        1995
----------------------------------------------------------------------------------------
(In thousands except per share amounts)


Revenues                        $914,880  $1,005,007  $1,095,625  $1,065,806  $1,097,978
Nonrecurring  operating charges   15,596      15,343       1,095      10,545       6,040
Loss from operations             (67,440)   (100,998)    (38,242)    (52,556)    (54,145)
Gains on sales of assets          11,505     112,533       4,858      11,173       6,493
Loss from continuing operations  (78,561)     (6,728)    (53,490)    (54,246)    (45,348)
Discontinued operations (1)        6,984     (12,906)    (16,747)    (14,866)        ---
Net loss                         (71,577)    (19,634)    (70,237)    (69,112)    (45,348)
Net loss from continuing
   operations per share, basic
   and diluted                  (   1.60)  (     .14) (     1.11)  (    1.15)  (     .98)
Net loss per share, basic
  and diluted                   (   1.46)  (     .41) (     1.46)  (    1.46)  (     .98)
Working capital                  168,307     216,520     204,534     230,804     261,140
Total assets                     584,944     695,974     720,989     756,347     826,045
Total debt                        62,926      83,213     104,665      65,644      69,541
Shareholders' equity            $276,700  $  355,332  $  368,783  $  447,263  $  504,064



(1) On October 31, 1999, the Company sold its VeriBest, Inc. operating segment. Accordingly, the gain on sale as well as the results of operations for this operating segment have been classified as discontinued operations in the consolidated statements of operations from the date of the segment's inception in January 1996 through the date of sale. VeriBest provided software design tools and services to the electronics design automation market. See Note 4 of Notes to Consolidated Financial Statements contained in this annual report for a complete discussion of this transaction and its impact on the Company's results of operations and financial position.




Information contained in this report may include statements that are forward-looking as defined in Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Summary. In fourth quarter 1999, the Company sold its VeriBest operating segment. Accordingly, the Company's consolidated statements of operations for the three years ended December 31, 1999 reflect VeriBest's business as a discontinued operation. As such, except where noted otherwise, the following discussion of the Company's results of operations addresses only results of continuing operations. VeriBest's results of operations for the three years ended December 31, 1999 are discussed separately in "Discontinued Operation" below.

The following summarized financial data sets forth the results of operations of the Company for each year in the three year period ended December 31, 1999. The complete consolidated financial statements of the Company, including footnote disclosures, are presented on pages 33 to 56 of this annual report.

----------------------------------------------------------------------------
                                           1999       1998       1997
----------------------------------------------------------------------------
(In millions except per share amounts)

Revenues                                 $  915     $1,005     $1,096
Cost of revenues                            625        694        709
----------------------------------------------------------------------------
Gross profit                                290        311        387

Operating expenses                          342        397        424
Nonrecurring operating charges               15         15          1
----------------------------------------------------------------------------
Loss from operations                      (  67)     ( 101)     (  38)

Interest expense                          (   6)     (   8)     (   7)
Arbitration settlements                   (   9)       ---      (   6)
Gains on sales of assets                     12        113          5
Other income (expense) - net              (   3)     (   5)     (   3)
----------------------------------------------------------------------------
Loss from continuing operations
  before income taxes                     (  73)     (   1)     (  49)

Income tax expense                        (   6)     (   6)     (   4)
----------------------------------------------------------------------------
Loss from continuing operations           (  79)     (   7)     (  53)

Discontinued operation (VeriBest)             7      (  13)     (  17)
----------------------------------------------------------------------------
Net loss                                 $(  72)    $(  20)    $(  70)
============================================================================
Net loss from continuing operations
  per share, basic and diluted           $(1.60)    $( .14)    $(1.11)
Net loss per share, basic and diluted    $(1.46)    $( .41)    $(1.46)
============================================================================

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

In 1998, the Company's revenues and operating results continued to be impacted by its dispute with Intel, as resulting delays in new product releases eliminated the potential for revenue growth and increased the Company's inventory obsolescence charges.
Additionally, price competition continued to adversely affect the Company's margins. Operating expenses were reduced in reaction to lower sales volumes and through various restructuring actions, but were offset to a degree by increased legal expenses related to Intel and other matters.

Revenues and operating results in 1999 were negatively impacted by increasingly weak demand for the Company's hardware product offerings, as the Company was unable to recover completely from the
loss of momentum caused by Intel's actions.   As a result, in third
quarter 1999 the Company was forced to exit the personal computer ("PC") and generic server businesses and narrow the focus of its Intergraph Computer Systems ("ICS") business unit to workstations, specialty servers, digital video products and 3D graphics cards. The Company also implemented several cost-cutting measures, primarily in the form of direct reductions in workforce, during 1999 in an effort to align its expenses with the lower revenue levels being generated. (See "Nonrecurring Operating Charges" following.) The Company is actively engaged in discussions with potential business partners for ICS and is considering all other available alternatives to help stem the losses in this business unit.

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

Discontinued Operation. On October 31, 1999, the Company sold its VeriBest, Inc. operating segment to Mentor Graphics Corporation, a global provider of electronic hardware and software design solutions and consulting services, for approximately $11 million, primarily in the form of cash received at closing. The resulting gain on this transaction of $14.4 million is reflected in "Gain on sale of discontinued operation, net of income taxes" in the 1999 consolidated statement of operations.

The VeriBest business unit served the electronic design automation market, providing software design tools, design processes, and consulting services for developers of electronic systems.

For the period in 1999 prior to sale, VeriBest incurred an operating loss of $7.3 million on revenues of $23.7 million. Similarly, VeriBest incurred operating losses of $13.2 million and $16.7 million in 1998 and 1997, on revenues of $27.8 million and $28.7 million, respectively. VeriBest's operating losses for 1999 and 1998 include nonrecurring operating charges of $.9 million and $.5 million, respectively, incurred for employee terminations as part of various company-wide restructurings (see "Nonrecurring Operating Charges" following.) Systems revenues declined by 11% and 17%, respectively, in 1997 and 1998, reflecting weakening demand for the subsidiary's software products. In 1998, the decline in systems revenues was partially offset by a 21% increase in maintenance revenues as the result of sales force focus on increasing the subsidiary's maintenance revenue base. Results for 1997 were negatively impacted by a 6 point decline in gross margin, primarily the result of declining systems revenues, partially offset by a 5% decline in operating expenses. Losses for 1998 were reduced by a 5 point improvement in gross margin as the result of declining royalty costs, and by an additional 10% reduction in operating expenses. In 1999, VeriBest realized improvements in its revenues, margins, and operating expenses as it directed its selling efforts toward a newly developed line of proprietary products and realized the benefits of its reduced headcount and revised selling strategy toward indirect methods. VeriBest's headcount declined by approximately 40% from the subsidiary's inception in January 1996 through its sale in October 1999.

For further information regarding VeriBest, including summarized financial information for all periods presented, see Note 4 of Notes to Consolidated Financial Statements.

Nonrecurring Operating Charges. In first quarter 1998, the Company reorganized its European operations to reflect the organization of the Company into distinct business units and to align operating expenses more closely with revenue levels in that region. The cost of this reorganization was originally estimated and recorded at $5.4 million, primarily for employee severance pay and related costs. During the remainder of 1998, approximately $2.2 million of the costs recorded in first quarter were reversed as the result of incurrence of lower severance costs than originally anticipated. In fourth quarter, additional European reorganization costs of $2 million were recorded for further headcount reductions. The net year to date charge of $5.2 million is included in "Nonrecurring operating charges" in the 1998 consolidated statement of operations. Approximately 80 European positions were eliminated in the sales and marketing, general and administrative, and pre- and post- sales support areas. Cash outlays related to this charge approximated $3.1 million in 1998, with the remainder paid in 1999. The Company estimates this European reorganization has resulted in annual savings of approximately $7 million.

In fourth quarter 1998, the Company took further actions, principally in the form of direct workforce reductions, to align the operating expenses of its unprofitable businesses with their respective revenue levels. Approximately 100 positions were eliminated, primarily in the Company's ICS and VeriBest business units. The costs of this reduction in force totaled approximately $1.3 million, $.8 million of which is included in "Nonrecurring operating charges" in the 1998 consolidated statement of operations. The remainder of the costs relate to reductions in force in the Company's VeriBest business unit and, accordingly, they are reflected in "Loss from discontinued operation, net of income taxes" in the 1998 consolidated statement of operations. Related cash outlays approximated $.8 million in 1998, with the remainder paid in 1999. The Company estimates that these headcount reductions have resulted in an annual savings of approximately $7 million.

The remainder of 1998 nonrecurring operating charges consists primarily of write-offs of a) certain intangible assets, primarily capitalized business system software no longer in use, b) goodwill recorded on a prior acquisition of a domestic subsidiary and determined to be of no value, and c) a noncompete agreement with a former third party consultant. Prior to the write-off, amortization of these intangibles accounted for approximately $3.4 million of the Company's annual operating expenses.

In second quarter 1999, in response to continued operating losses in its ICS operating segment, the Company implemented a resizing of its European computer hardware sales organization. This resizing involved closing most of the Company's ICS subsidiaries in Europe and consolidating the European hardware sales effort within the Intergraph subsidiaries in that region. The associated cost of $2.5 million, primarily for employee severance pay, is included in "Nonrecurring operating charges" in the 1999 consolidated statement of operations. Approximately 46 European positions were eliminated, all in the sales and marketing area. Related cash outlays approximated $1.4 million in 1999, with the remainder expected to be paid in 2000. The Company estimates that this resizing will result in annual savings of approximately $3 million.

In third quarter 1999, the Company took further actions to reduce expenses in its unprofitable business units and restructure the Company to fully support the vertical markets in which the Company operates. These actions included eliminating approximately 400 positions worldwide, consolidating offices, completing the worldwide vertical market alignment of the sales force, and narrowing the focus of the Company's ICS business unit to workstations, specialty servers, digital video products and 3D graphics cards. As a result of these actions, the Company recorded a nonrecurring charge to operations of approximately $20.1 million, $7 million of which is recorded as a component of "Cost of revenues - Systems" in the consolidated statement of operations. This $7 million charge represents the costs of inventory write-offs incurred as a result of ICS's exit from the PC and generic server business. The Company estimates that this change in ICS's product offerings will reduce its annual systems revenues by approximately $70 to $80 million. The associated margins for these products range from 15.5% to 17.5%. The Company has announced a new line of workstations and specialty servers and is endeavoring to replace revenue associated with its discontinued products with increased sales volume of its new offerings.

Severance costs associated with third quarter 1999 restructuring totaled approximately $8.7 million, $7.8 million of which is included in "Nonrecurring operating charges" in the 1999 consolidated statement of operations. The remaining severance costs relate to headcount reductions in the Company's VeriBest operating segment and, accordingly, they are reflected in "Loss from discontinued operation, net of income taxes" in the Company's 1999 consolidated statement of operations. Approximately 400 positions company-wide were eliminated through direct reductions in workforce. All employee groups were affected, but the majority of eliminated positions derived from the sales and marketing, general and administrative, and customer support areas. Related cash expenditures totaled approximately $5.7 million in 1999, with the remainder expected to be paid in 2000. The Company estimates the annual savings resulting from this reduction in force will approximate $22 million.

The remainder of third quarter 1999 nonrecurring operating charges consists of write-offs of capitalized business system software no longer required as a result of the verticalization of the Company's business units and resulting decentralization of portions of the corporate financial and administrative functions.

At December 31, 1999, the total remaining accrued liability for severance related to 1999 reductions in force was approximately
$5 million and is included in "Other accrued expenses" in the December 31, 1999 consolidated balance sheet. These costs are expected to be paid in 2000 and relate primarily to severance liabilities in European countries, which typically take several months to settle. Severance payments to date have been funded from existing cash balances and from proceeds from the sale of VeriBest. For further discussion regarding the Company's liquidity, see "Liquidity and Capital Resources" following.

Gains on Sales of Assets. As part of the effort to focus on its core competencies, in 1998 the Company sold its Solid Edge and Engineering Modeling system product lines at a gain of $102.8 million and its printed circuit board manufacturing facility at a gain of $8.3 million. Similarly, in 1999 the Company sold its InterCAP subsidiary at a gain of $11.5 million. The Company's gains on these transactions are included in "Gains on sales of assets" in the consolidated statements of operations. See "Nonoperating Income and Expense" following for further details.

SCI. Reflecting the trend toward outsourcing in the industry, in fourth quarter 1998 the Company sold substantially all of its U.S. manufacturing inventory and assets to SCI Technology Inc. ("SCI"), a wholly-owned subsidiary of SCI Systems, Inc., and SCI assumed responsibility for manufacturing of substantially all of the Company's hardware products. In addition, the Company licensed certain related intellectual property to SCI, and SCI employed approximately 300 of the Company's manufacturing employees. The total purchase price for the assets was approximately $62.4 million, $42.5 million of which was received during the fourth quarter of 1998. The final purchase price installment of $19.9 million was received in January 1999. Proceeds from the sale have been utilized primarily to retire debt. The Company's $1.5 million gain on this transaction is included in "Gains on sales of assets" in the 1998 consolidated statement of operations.

As part of this transaction, SCI retained the option to sell to the Company any inventory included in the initial purchase which had not been utilized in the manufacture and sale of finished goods within six months of the date of the sale (the "unused inventory"). On June 30, 1999, SCI exercised this option and sold to the Company unused inventory having a value of approximately $10.2 million in exchange for a cash payment of $2 million and a short-term installment note payable in the principal amount of $8.2 million. This note was paid in three monthly installments concluding October 1, 1999 and bore interest at a rate of 9%. The Company's payments to SCI were funded primarily with existing cash balances.

Significant contingencies related to this arrangement include the ability of the Company to obtain most favorable pricing for products purchased from SCI through higher volumes and the ability of the Company to accurately forecast its requirements of SCI. The Company benefits from lower employee headcount and lower per unit costs for materials and overhead expenses if higher volumes are achieved. The Company is subject to forecasting risk, and retains the risk associated with inventory excess and obsolescence, defined in the agreement as any component or material in SCI's inventory for more than 60 days and which is in excess of demand as reflected in the Company's six month forecast.

Litigation and Other Risks and Uncertainties. The Company has extensive ongoing litigation with Intel Corporation, and its business is subject to certain other risks and uncertainties, including those described below.

Intel Litigation. The Company filed a legal action on November 17, 1997, in U.S. District Court, the Northern District of Alabama, Northeastern Division (the "Alabama Court"), charging Intel Corporation, the supplier of all of the Company's microprocessor supply, with anticompetitive business practices. In the lawsuit, Intergraph alleges that Intel attempted to coerce the Company into relinquishing to Intel certain computer hardware patents through a series of wrongful acts, including interference with business and contractual relations, interference with technical assistance from third party vendors, breach of contract, negligence, misappropriation of trade secrets, and fraud based upon Intel's failure to promptly notify the Company of defects in Intel's products and timely correction of such defects, and further alleging that Intel has infringed upon the Company's patents. The Company's patents define the architecture of the cache memory of an Intergraph developed microprocessor. The Company believes this architecture is at the core of Intel's entire Pentium line of microprocessors and systems. On December 3, 1997, the Company amended its complaint to include a count charging Intel with violations of federal antitrust laws. Intergraph asserts claims for compensatory and treble damages resulting from Intel's wrongful conduct and infringing acts, and punitive damages in an amount sufficient to punish and deter Intel's wrongful conduct. Additionally, the Company requested that Intel be enjoined from continuing the alleged wrongful conduct which is anticompetitive and/or violates federal antitrust laws, so as to permit Intergraph uninterrupted development and sale of Intel-based products.

On November 21, 1997, the Company filed a motion in the Alabama Court to enjoin Intel from disrupting or delaying its supply of products and product information pending resolution of Intergraph's legal action. On April 10, 1998, the Alabama Court ruled in favor of Intergraph and ordered that Intel be preliminarily enjoined from terminating Intergraph's rights as a strategic customer in current and future Intel programs, and from otherwise taking any action adversely affecting Intel's business relationship with Intergraph or Intergraph's ability to design, develop, produce, manufacture, market or sell products incorporating, or based upon, Intel products or information. The Court's ruling required that Intel carry out business with Intergraph under the same terms and conditions, with the same rights, privileges, and opportunities as Intel makes available to Intergraph's competitors who are also strategic customers of Intel. In response to the Alabama Court's decision, on April 16, 1998, Intel appealed to the United States Court of Appeals for the Federal Circuit (the "Appeals Court"). On November 5, 1999, the Appeals Court vacated the preliminary injunction that had been entered by the Alabama Court. This ruling by the Appeals Court is not expected to impact Company operations as Intel is bound by an Agreement and Consent Order with the Federal Trade Commission entered March 17, 1999 not to restrict microprocessor sales to the Company and not to take coercive actions that were identified by the Company in its legal action against Intel.

On June 17, 1998, Intel filed its answer in the Alabama case, which included counterclaims against Intergraph, including claims that Intergraph has infringed seven patents of Intel. On July 8, 1998, the Company filed its answer to the Intel counterclaims, among other things denying any liability under the patent infringement asserted by Intel. On June 17, 1998, Intel filed a motion before the Alabama Court seeking a summary judgment holding that Intel is licensed to use the patents that the Company asserted against Intel in the Company's original complaint. This "license defense" was based on Intel's interpretation of the facts surrounding the acquisition by the Company of the Advanced Processor Division of Fairchild Semiconductor Corporation in 1987. On September 15, 1998, the Company filed a cross motion with the Alabama Court requesting summary adjudication in favor of the Company. On November 13, 1998, the Company amended its complaint to include two additional counts of patent infringement against Intel. The Company requested the court to issue a permanent injunction enjoining Intel from further infringement and to order that the financial impact of the infringement be calculated and awarded in treble to Intergraph. On June 4, 1999, the Alabama Court granted the Company's September 15, 1998 motion and ruled that Intel has no license to use the Company's Clipper patents as Intel had claimed in its motion for summary
judgment.   On October 12, 1999, the Alabama Court reversed its June
4, 1999 order and dismissed the Company's patent claims against Intel. The Company is confident that Intel has no license to use the Clipper patents and believes that the court's original decision on this issue was correct. On October 15, 1999, the Company appealed the Alabama Court's October 12, 1999 order. No decision has been entered.

The Company believes that Intel's counterclaims, including the alleged infringement of seven Intel patents, will not result in material adverse consequences for the Company.

At an oral hearing held February 25, 2000, the Alabama Court indicated that the trial date for this case, previously scheduled for June, 2000, will be continued. A formal schedule has not been entered, but the Company believes it likely that trial will be rescheduled for the Summer of 2001.

On March 10, 2000 the Alabama Court entered an order dismissing the antitrust claims of the Company against Intel, based in part upon a February 17, 2000 decision by the Appeals Court in another case (CSU v. Xerox). The Company considers this dismissal to be in error and intends to vigorously pursue its antitrust case against Intel. At present, the Company is considering a number of possible options which may include bringing an immediate appeal of the order of the Alabama Court or an appeal following the end of trial and judgment on the merits of the Company's case in chief. At the present time, the Company is unable to determine the effect, if any, of this dismissal on the Company's overall case against Intel.

Effects. The Company ceased further design of its Clipper microprocessor at the end of 1993, and made a substantial investment in redesign of its hardware platform for utilization of Intel microprocessors. The Company relied on the assurances, representations, and commitments of Intel that they would supply Intergraph's microprocessor needs on fair and reasonable terms, and would provide Intergraph with the essential technical information, assistance, and advice necessary to utilize the microprocessors to be developed and supplied by Intel. As a result of the assurances of Intel and its transition to Intel-based workstations, Intergraph is technologically and economically bound to the use of Intel's microprocessors. Successful participation in the high-end workstation market requires involvement in Intel product development programs that provide advance information for the development of new products to be sold by Intergraph and others and permit formulation of standards and specifications for those new products. During 1997, Intergraph's product design and release cycle was severely impacted by Intel's refusal to provide Intergraph with advance technology and product information and immediate information on Intel defects and corrections. Yet, Intel continued to provide this information to the Company's competitors. Intel's refusal to provide this vital information delayed the Company's new product releases by one to six months, resulting in lost sales for the Company as well as increased discounting on available products, severely impacting the Company's revenues and margins. While the April 1998 ruling of the Alabama
Court required Intel to provide Intergraph with advance product samples and technical information, the Company lost considerable sales momentum and continued to feel residual effects from the dispute through the end of 1998, including shipment problems resulting from a non-Intel chipset used in certain of the Company's workstations. In late 1997, when the dispute looked as if it might jeopardize the Company's supply of Intel components, an alternate chipset supplier was selected for some designs. In the third quarter of 1998, that vendor had difficulty delivering enough parts to the Company, resulting in a significant backlog that could not be shipped until the fourth quarter. It was not until October 1998 that all of the Company's hardware product offerings contained the latest Intel technology and were technologically back in line with industry competition. Additionally, while Intel is supplying the Company with advance product samples and technical information, the Company believes that their responsiveness is not at the same level as prior to the dispute. In 1999, demand for the Company's hardware products continued to decline as the Company was unable to recover completely
from the loss of momentum caused by Intel's actions.   As a result,
in the third quarter, the Company exited the personal computer and generic server businesses and narrowed the focus of its ICS business unit to workstations, specialty servers, digital video products and 3D graphics cards. The Company is also actively engaged in discussions with potential business partners for ICS and is considering all other available alternatives to help stem the losses in this business unit.

Damages. During the course of the Intel litigation, the Company has employed a variety of experts to prepare estimates of the damages suffered by the Company under various claims of injury brought by the Company.  The following damage estimates were provided to Intel in the August/September 1999 time frame in due course of the litigation process: estimated damages for injury covered under non-patent claims through June 1999 - $100 million; estimated additional damages for injury covered under non-patent claims through December 2003 - $400 million, subject to present-value reduction. These numbers are estimates only and any recovery of damages in this litigation could be substantially less than these estimates or substantially greater than these estimates depending on a variety of factors that cannot be
determined at this time.   Factors that could lead to recovery of
substantially less that these estimates include, but are not limited to, the failure of the Alabama Court or the Appeals Court to sustain the legal basis for one or more of the Company's claims, the failure of the jury to award amounts consistent with these estimates, the failure of the Alabama Court or the Appeals Court to sustain any jury award in amounts consistent with these estimates, the settlement by the Company of the Intel litigation in an amount inconsistent with these estimates, and the failure of the Company to successfully defend itself from Intel's patent counterclaims in the Alabama Court and in the Appeals Court and a consequential recovery by Intel for damages and/or a permanent injunction against the Company. Factors that could lead to recovery substantially greater than these estimates include, but are not limited to, success by the Company in recovering punitive damages on one or more of its non-patent claims.

The Company believes it was necessary to take legal action against Intel in order to defend its workstation business, its intellectual property, and the investments of its shareholders. The Company is vigorously prosecuting its positions and defending against Intel's claims and believes it will prevail in these matters, but at present is unable to predict an outcome. The Company does expect, however, that adverse effects on its operations will continue in the near term, including increased legal and administrative expenses associated with the lawsuit.

See "Other Risks and Uncertainties" below for additional information regarding Intel's actions.

The Company has other ongoing litigation, none of which is considered to represent a material contingency for the Company at this time.
However, any unanticipated unfavorable ruling in any of these proceedings could have an adverse impact on the Company's results of operations and cash flow.

Other Risks and Uncertainties. The Company develops its own graphics, data management, and applications software as part of its continuing product development activities. The Company has standard license agreements with Microsoft Corporation for use and distribution of the Windows NT operating system and with UNIX Systems Laboratories for use and distribution of the UNIX operating system. The license agreements are perpetual and allow the Company to sublicense the operating systems software upon payment of required sublicensing fees. The Company also has an extensive program for the licensing of third party application and general utility software for use on systems and workstations.

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

As industry standards proliferate, there is a possibility that the patents of others may become a significant factor in the Company's business. Personal computer technology, which is used in the Company's workstation and server products, is widely available, and many companies, including Intergraph, are attempting to develop patent positions concerning technological improvements related to personal computers, workstations and servers. With the possible exception of its ongoing litigation with Intel (in which the Company expects to prevail), it does not appear that the Company will be prevented from using the technology necessary to compete successfully, since patented technology is typically available in the industry under royalty bearing licenses or patent cross licenses, or the technology can be purchased on the open market. Any increase in royalty payments or purchase costs would increase the Company's costs of manufacture, however, and it is possible that some key improvement necessary to compete successfully in markets served by the Company may not be available.

In addition, computer software technology is increasingly being protected by patents, and many companies, including Intergraph, are developing patent positions for software innovations. It is unknown at the present time whether patented software technology will be made generally available under license or whether specific innovations will be held by their inventors and not made available to others. In many cases, it may be possible to employ software techniques that avoid the patents of others, but the possibility exists that some features needed to compete successfully in a particular segment of the software market may be unavailable or may demand unacceptable costs due to royalty requirements. Patented software techniques that become de facto industry standards are among those that are likely to raise costs or prevent the Company from competing successfully in particular markets.

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

Technology significant to the Company is sometimes made available in the form of proprietary information or trade secrets of others.
Prior to the dispute with Intel, Intel had made freely available technical information used by the Company to design, market and support its products that use Intel components. Such information is claimed by Intel to be proprietary and is made available by Intel only under nondisclosure agreements. Prior to the April 1998 ruling of the Alabama Court, Intel was withholding such information, attempting to cancel existing agreements and refusing to enter into new nondisclosure agreements with the Company. Intel's actions are the subject matter of current litigation. These actions have damaged the Company by slowing the introduction of new products using Intel components and preventing proper maintenance and support of Company products using Intel components.

Year 2000 Issue. Until recently, most computer programs were written to store only two digits of date-related information. Such programs may be unable to distinguish between the year 1900 and the year 2000, potentially causing data processing malfunctions and computer system failures. The Company has successfully completed all aspects of its Year 2000 readiness program with respect to both its internal systems and its products. As of the date of this filing, the Company has encountered no significant Year 2000 problems; however, there can be no assurance that the Company has detected all of the problems that could lead to a potential system failure or disruption of operations. Additionally, any undetected errors or defects in the current product offerings of the Company or its suppliers could result in increased costs for the Company and potential litigation over Year 2000 compliance issues.

The Company employed no additional resources to complete its Year 2000 readiness program, and as a result, the related costs, which were funded from operations and expensed as incurred, did not have a material impact on its results of operations or financial condition. Year 2000 related changes in customer spending patterns have not had, and are not anticipated to have, a material impact on the Company's orders or revenues.

See Notes 1, 5, 7, 8, and 12 to Consolidated Financial Statements for further discussion of risks and uncertainties related to the Company.

Arbitration Settlements. The Company maintains an equity ownership position in Bentley Systems, Incorporated ("BSI"), the developer and owner of MicroStation, a software product utilized in many of the Company's software applications and for which the Company serves as a nonexclusive distributor. In May 1997, the Company received notice of the adverse determination of an arbitration proceeding with BSI in which the Company had alleged that BSI inappropriately and without cause terminated a contractual arrangement with the Company, and in which BSI had filed a counterclaim against the Company seeking significant damages as the result of the Company's alleged failure to use best efforts to sell software support services pursuant to terms of the contractual arrangement terminated by BSI. The arbitrator's award against the Company was in the amount of $6.1 million and is included in "Arbitration settlements" in the 1997 consolidated statement of operations. Approximately $5.8 million in fees otherwise owed the Company by BSI were offset against the amount awarded to BSI. In addition, the contractual arrangement that was the subject of this arbitration was terminated effective with the award and, as a result, the Company no longer sells the related software support services under this agreement. The Company and BSI have entered into a new agreement which establishes single support services between the two companies.

In a second proceeding brought in March 1996, BSI commenced arbitration against the Company with the American Arbitration Association, Atlanta, Georgia, relating to the respective rights of the companies under their April 1987 Software License Agreement and other matters, including the Company's alleged failure to properly account for and pay to BSI certain royalties on its sales of BSI software products, and seeking significant damages. On March 26, 1999, the Company and BSI executed a Settlement Agreement and Mutual General Release ("the Agreement") to settle this arbitration and mutually release all claims related to the arbitration or otherwise, except for a) certain litigation between the companies that is the subject of a separate settlement agreement and b) payment for products and services obtained or provided in the normal course of business since January 1, 1999. Both the Company and BSI expressly deny any fault, liability, or wrongdoing concerning the claims that were the subject matter of the arbitration and have settled solely to avoid continuing litigation with each other.

Under the terms of the Agreement, the Company on April 1, 1999 made payment to BSI of $12 million and transferred to BSI ownership of three million of the shares of BSI's Class A common stock owned by the Company. The transferred shares were valued at approximately $3.5 million on the Company's books, and the Company's investment in BSI (reflected in "Investments in affiliates" in the Company's consolidated balance sheets) was reduced accordingly. As a result of the settlement, Intergraph's equity ownership in BSI was reduced from approximately 50% to 33%. Additionally, the Company had a $1.2 million net receivable from BSI relating to business conducted prior to January 1, 1999 which was written off in connection with the settlement.

In first quarter 1999, the Company accrued a nonoperating charge to earnings of approximately $8.6 million in connection with the settlement, representing the portion of settlement costs not previously accrued. This charge is included in "Arbitration settlements" in the 1999 consolidated statement of operations.

The $12 million payment to BSI was funded primarily from existing cash balances. For further discussion regarding the Company's liquidity, see "Liquidity and Capital Resources" following.

Orders. Systems orders for 1999 were $605 million, down 24% from the prior year after increases of 3% and 7% in 1998 and 1997, respectively, including $10.3 million in orders of the Company's discontinued VeriBest operation. Order levels in 1997 were characterized by less than anticipated demand for the Company's hardware product offerings, due in part to the slow customer and market acceptance of the Windows NT/Intel strategy, and by weakened demand for its software products. The previously described actions of Intel also adversely impacted hardware orders in both 1997 and 1998. In the last half of 1997, the Company experienced a two month delay in shipment of the Company's TDZ 2000 line of workstations as the result of Intel's wrongful conduct and delays. Order levels in 1998 were further reduced by the first quarter sale of the Company's Solid Edge and Engineering Modeling System product lines. In 1999, order volumes declined worldwide, primarily in the Company's hardware business as demand continued to weaken, though some weakness has been noted in the Company's software segments as well, particularly in the Company's international markets.

Geographic Regions. U.S. systems orders, including federal government orders, totaled $313 million for the year, down 30% from the prior year after increases of 11% and 24% in 1998 and 1997, respectively. The increases in both 1997 and 1998 were attributable to growth in the Company's hardware business and in orders received from the federal government. Federal orders were up 25% and 5%, respectively, in 1997 and 1998. Orders growth in 1998, both federal and commercial, was concentrated primarily in the fourth quarter as the U.S. hardware business began to recover slightly from the effects of the Intel dispute. However, in 1999, demand for the Company's hardware product offerings weakened significantly, accounting for the majority of the decline in U.S. orders. International orders for 1999 totaled $292 million for the year, down 15% from the prior year after declines of 6% and 7% in 1998 and 1997, respectively. Order levels have declined significantly in all of the Company's international markets. Asia Pacific orders totaled $61 million in 1999, down 6% from the 1998 level after declines of 11% in 1998 and 35% in 1997. Orders in 1996 included several individually significant orders for the Company's public safety products and related consulting services which did not recur in 1997. Additionally, devaluation of Asian currencies, most notably the Korean won, had a negative impact on orders for the region during the fourth quarter of 1997 and throughout 1998. This strengthening of the dollar in Asian markets reduced 1998 orders by approximately 9%. In 1999, weakening of the dollar against Asian currencies improved order levels in that region by approximately 5%; however, this positive impact was more than offset by weakened demand for the Company's hardware products. European orders totaled $190 million, down 10% from the prior year level, after declining 5% in 1998 and remaining flat in 1997. European order levels in terms of U.S. dollars were reduced by approximately 3% and 2% in 1999 and 1998, respectively, due to strengthening of the U.S. dollar against the currencies of the region.

Revenues. Total revenues from continuing operations for 1999 were $915 million, down 9% from the prior year level after an 8% decline in 1998 and a 3% increase in 1997.

Systems. Systems revenue from continuing operations was $623 million in 1999, down 13% from the previous year after a decrease of 7% in 1998 and an increase of 9% in 1997. Factors previously cited as affecting systems orders in total and on a geographic basis, including the actions of Intel in 1997 and 1998, also affected systems revenues over the three year period. Competitive conditions manifested in declining per unit sales prices continue to adversely affect the Company's systems revenues and margin. In addition, the Company's hardware revenues remain low as the Company has lost momentum in this market due to the actions of Intel.

Geographic Regions. Systems revenues have declined in all geographic markets served by the Company. U.S. systems sales from continuing operations, including sales to the federal government, declined by 12% in 1999, after decreasing by 1% in 1998 and increasing by 16% in 1997. Growth in U.S. systems sales was depressed in 1997 due to the sale of one of the Company's unprofitable business units early in the year. Excluding this business unit, U.S. sales growth was 21% in 1997. The revenue decline in 1998 was due primarily to a 7% decrease in sales to the federal government, partially offset by growth in the Company's public safety business. During the second half of 1997 and the first quarter of 1998, Intergraph Public Safety secured several large U.S. installations, significantly increasing the subsidiary's revenue base. The 1999 revenue decline is primarily attributable to weakened demand for the Company's hardware products and a 6% decline in sales to the federal government. International sales totaled $288 million for the year, down 14% from the prior year level after a 14% decline in 1998 and a 3% increase in 1997. European sales were down 11%, after a decline of 13% in 1998 and an increase of 6% in 1997. Asia Pacific systems sales were down 9%, after declines of 25% and 11% in 1998 and 1997, respectively.

Software. Sales of the Company's software applications declined by 10% in 1999 after a 16% decline in 1998 and a 1% decline in 1997. Sales of MicroStation declined by 43%, 46%, and 34% in 1999, 1998 and 1997, respectively (see "MicroStation" below for further discussion). In 1997 and 1998, sales of the Company's plant design software applications increased by 21% and 19%, respectively (such sales declined by 8% in 1999), partially offsetting the effect of the loss in MicroStation sales. However, 1998 revenues were further reduced as a result of the sale of the Company's Solid Edge and Engineering Modeling System product lines in early 1998 (these revenues for 1997 were $18.7 million). See "Nonoperating Income and Expense" below for further discussion. In 1999, sales declined for all applications, with the exception of substantial increase in sales of Geomedia and in sales of federal software applications. Plant design remains the Company's highest volume software offering, representing 28% of total software sales for 1999.

In terms of broad market segments, the Company's mapping/geographic information systems and process and building applications continue to dominate the Company's product mix at approximately 50% and 19% of total systems sales in 1999, respectively (47% and 19%, respectively, in 1998 and 57% and 27%, respectively, in 1997). Due to the sale of the Company's Solid Edge and Engineering Modeling System product lines in March 1998, mechanical design, engineering and manufacturing applications no longer represent a significant portion of the Company's product mix. These applications represented 14% of total systems sales in 1997.

Hardware. Total hardware revenue decreased by 27% in 1999, after decreasing by 10% in 1998 and increasing by 22% in 1997. Workstation and server unit volume decreased 17% in 1999, after increases of 6% and 67% in 1998 and 1997, respectively, while workstation and server revenue declined by 28% and 9% in 1999 and 1998, respectively, and increased by 6% in 1997. Price competition continues to erode per unit selling prices, and volumes in 1998 and 1999 were suppressed by the aforementioned factors associated with the Intel lawsuit. Sales of peripheral hardware products decreased by 25% and 11% in 1999 and 1998, respectively, after increasing by 64% in 1997. Both the 1997 increase and the 1998 decline relate to sales of graphics cards and storage devices. Sales of the Company's first add-in 3D graphics cards, which began shipping during the third quarter of 1996, were initially strong and grew throughout 1997. However, 1998 sales were below the Company's expectations as the products approached the end of their life cycle. Graphics sales increased by 9% in 1999 with the availability of new products based upon the Company's Wildcat 3D graphics technology; however, this increase was more than offset by significant declines in the Company's sales of storage devices and memory and of Intel options and upgrades. The Company's systems are Windows NT/Intel-based and have been since 1994.

Federal Government Sales. Total revenue from the United States government was approximately $149 million in 1999, $166 million in 1998, and $177 million in 1997, representing approximately 16% of total revenues in all three years. In 1998 and 1999, U.S. government orders and revenues were characterized by weakened demand for the Company's hardware product offerings, due partially to increasing price competition within the industry. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity and cost-plus award fee contracts, and through commercial sales of products not covered by long-term contracts. Approximately 52% of the Company's 1999 federal government revenues were earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is fully anticipated that these contracts will remain in effect through their expiration, the contracts are subject to termination at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

MicroStation. Through the end of 1994, the Company had an exclusive license agreement with BSI, an approximately 33%-owned affiliate of the Company, under which the Company distributed MicroStation, a software product developed and maintained by BSI and utilized in many of the Company's software applications. As a result of settlement of a dispute between the companies relative to the exclusivity of the Company's distribution license, effective January 1, 1995, the Company has a nonexclusive license to sell MicroStation via its direct sales force and to sell MicroStation via its indirect sales channels if MicroStation is sold with other Intergraph products. See "Arbitration Settlements" preceding for a description of past arbitration proceedings between the Company and BSI.

The Company's sales of MicroStation have declined each year since the 1994 change in the license agreement, by approximately 34% in 1997, 46% in 1998, and 43% in 1999. In 1998 and 1999, MicroStation sales represented 8% and 5% of total software revenue, respectively. The Company is unable to predict the level of MicroStation sales that will occur in the future, but it is likely that such sales will be further reduced.

Maintenance and Services. Maintenance and services revenue consists of revenues from maintenance of Company systems and from Company provided services, primarily training and consulting. These forms of revenue from continuing operations totaled $291 million in 1999, flat with the 1998 level after declines of 10% and 9% in 1998 and 1997, respectively. Maintenance revenues totaled $187 million in 1999, down 8% after declines of 15% and 13% in 1998 and 1997, respectively. The trend in the industry toward lower priced products and longer warranty periods has resulted in reduced levels of maintenance revenue, and the Company believes this trend will continue in the future. Services revenue represented 11% of total revenues in 1999, an increase of two percentage points from the previous year. Growth in services revenue has partially offset the decline in maintenance revenue. The Company is endeavoring to grow its services business and has redirected the efforts of its hardware maintenance organization to focus increasingly on systems integration. Revenues from these services, however, typically produce lower gross margins than maintenance revenues.

Gross Margin. The Company's total gross margin on revenues from continuing operations was 31.7% in 1999, up .7 points after declines of 4.3 points and 1.1 points in 1998 and 1997, respectively.

Margin on systems revenues from continuing operations improved 1.4 points in 1999 after declining 5.6 points and 1.1 points in 1998 and 1997, respectively. Competitive pricing conditions in the industry have acted to reduce systems margins generally. In 1997 and 1998, margins were also negatively impacted by an increasing hardware
content in the product mix.   Margin was further reduced in 1997 by a
decrease in the mix of international systems revenues to total Company systems revenues, due in part to strengthening of the U.S. dollar in international markets, primarily Europe and Asia. In 1998, margin was negatively impacted by unfavorable volume related manufacturing variances and inventory revaluations incurred prior to the outsourcing of the Company's manufacturing to SCI in fourth quarter 1998. In 1999, the impact of a $7 million inventory write-off incurred in connection with the Company's decision to exit the PC and generic server business (see "Nonrecurring Operating Charges" preceding) was offset by an increased software content in the product and a decline in unfavorable manufacturing variances as the result of
the outsourcing to SCI.   Systems margins continue to be negatively
impacted by strengthening of the U.S. dollar in international markets, primarily Europe, and by the loss of volume resulting from its dispute with Intel.

In general, the Company's systems margin may be improved by a higher software content in the product, a weaker dollar in international markets, a higher mix of international systems sales to total systems sales, and reductions in prices of component parts, which generally tend to decline over time in the industry. Systems margins may be lowered by price competition, a higher hardware content in the product mix, a stronger U.S. dollar in international markets, the effects of technological changes on the value of existing inventories, and a higher mix of federal government sales, which generally produce lower margins than commercial sales. While the Company is unable to predict the effects that many of these factors may have on its systems margin, it expects continuing pressure on its systems margin as the result of increasing industry price competition.

Margin on maintenance and services revenues from continuing operations declined by 1.4 points in 1999 after declines of 1.3 points in 1998 and .6 points in 1997. The margin declines over the past three years have resulted primarily from declining maintenance revenues. In 1999, declining maintenance revenues and margins were partially offset by improved professional services margins. Professional services revenues have increased by 17% from the 1998 level without a proportional increase in costs. The Company continues to monitor its maintenance and services costs closely and has taken certain measures, including reductions in headcount, to align these costs with current revenue levels. The Company believes that the trend in the industry toward lower priced products and longer warranty periods will continue to curtail its maintenance revenue, which will pressure maintenance margin in the absence of corresponding cost reductions.

The industry in which the Company competes is characterized by rapid technological change. This technological change is an important consideration in the Company's overall inventory management program, in which the Company endeavors to purchase only inventory supported by firm customer orders and parts as spares for the customer contracted maintenance of systems in its installed customer base. In fourth quarter 1998, the Company sold substantially all of its U.S. manufacturing assets to SCI, and SCI assumed responsibility for the manufacturing of substantially all of the Company's hardware products. (See "SCI" preceding for a complete description of this transaction). Effective inventory and purchasing management remains necessary in order for the Company to provide SCI with accurate and timely information regarding its needs. Any unanticipated change in technology or an inability of the Company to accurately forecast its manufacturing needs could significantly and adversely affect gross margins and reported results of operations.

Operating Expenses (exclusive of nonrecurring operating charges). Operating expenses for continuing operations declined by 14% in 1999, 6% in 1998, and 1% in 1997. In response to the level of its operating losses, the Company has reduced the total number of its employees by 32% during the three year period ended December 31, 1999.

Product development expense declined by 18% in 1999 after declines of 15% and 4% in the two preceding years. Employee headcount in the development area has been significantly reduced over the last three years through reductions in force, attrition, and sales of unprofitable business operations. Additionally, 1998 and 1999 expenses were reduced due to additional software development projects whose cost qualifies for capitalization.

The Company capitalizes certain costs incurred after the technological feasibility of new software products has been established and amortizes those costs against revenues later generated by those products. Though the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that for any given product revenues will not materialize in amounts anticipated due to industry conditions that include intense price and performance competition, or that product lives will be reduced due to shorter product cycles. Should these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on the Company's systems margin and results of operations.

Sales and marketing expense declined by 22% in 1999, after declining by 6% in 1998 and 2% in 1997. Expenses in all three years were reduced by the strengthening of the U.S. dollar against international currencies, primarily in Europe. In 1997, expenses were significantly reduced due to the sale of two unprofitable business units, but the resulting benefits were partially offset by increased trade show activity and advertising expenses for the Company's new products. The 1998 decline was primarily due to across the board expense reductions in Europe resulting from restructuring actions taken in the first quarter (see "Nonrecurring Operating Charges"
preceding.)   Additional headcount reductions in late 1998 and
throughout 1999 have resulted in significant across the board expense declines worldwide.

General and administrative expense increased by 8% in 1999 after remaining basically flat for the previous two years. In 1997 and 1998, increases in the Company's legal expenses (see "Litigation and Other Risks and Uncertainties" preceding) were offset by strengthening of the U.S. dollar in the Company's international markets and, in 1998, by benefits resulting from European headcount reductions. The expense increase in 1999 resulted from increased bad debt expenses in the U.S. and continuing growth in the Company's legal fees, partially offset by across the board declines in all other expense categories. The Company expects its general and administrative expense to remain high in 2000 as additional legal expenses are incurred in preparation for the Intel trial. Additionally, the Company is anticipating a temporary duplication of administrative expenses in connection with its efforts to verticalize its operating segments and decentralize portions of the corporate finance and administrative function. The Company expects that these expenses will decline by the end of 2000.

Nonoperating Income and Expense. Interest expense for continuing operations was $5.7 million in 1999, $7.4 million in 1998, and $6.6 million in 1997. In 1999, the Company's average outstanding debt declined due primarily to repayment of borrowings under the Company's revolving credit facility utilizing proceeds from sales of various businesses and assets. See "Liquidity and Capital Resources" following for a discussion of the Company's current financing arrangements.

In 1997, the Company sold a stock investment in a publicly traded affiliate, resulting in a gain of $4.9 million. This gain is included in "Gains on sales of assets" in the 1997 consolidated statement of operations.

In first quarter 1998, the Company sold its Solid Edge and Engineering Modeling System product lines to Electronic Data Systems Corporation and its Unigraphics Solutions, Inc. subsidiary for $105 million in cash. The Company recorded a gain on this transaction of $102.8 million. This gain is included in "Gains on sales of assets" in the 1998 consolidated statement of operations. Full year 1997 revenues and operating loss for these product lines were $35.2 million and $4.1 million, respectively. The Company estimates the sale of this business has resulted in an annual improvement in its operating results of approximately $5 million.

In second quarter 1998, the Company sold the assets of its printed circuit board manufacturing facility for $16 million in cash. The Company recorded a gain on this transaction of $8.3 million. This gain is included in "Gains on sales of assets" in the 1998 consolidated statement of operations. The Company is now outsourcing its printed circuit board needs. This operational change did not materially impact the Company's results of operations in 1998.

In second quarter 1999, the Company sold InterCAP Graphics Systems, Inc., a wholly-owned subsidiary, to Micrografx Inc., a global provider of enterprise graphics software, for $12.2 million, consisting of $3.9 million in cash received at closing, deferred payments received in September and October 1999 totaling $2.5 million, and a $5.8 million convertible subordinated debenture due in March, 2002. The resulting gain on this transaction of $11.5 million is included in "Gains on sales of assets" in the 1999 consolidated statement of operations. InterCAP's revenues and losses for 1998 were $4.7 million and $1.1 million, respectively ($3.6 million and $1.9 million for 1997). Assets of the subsidiary at December 31, 1998 totaled $1.6 million. InterCAP did not have a material effect on the Company's results of operations for the period in 1999 prior to the sale.

"Other income (expense) - net" in the consolidated statements of operations consists primarily of interest income, foreign exchange gains (losses), equity in the earnings of investee companies, and other miscellaneous items of nonoperating income and expense.

Impact of Currency Fluctuations and Currency Risk Management. International markets, particularly Europe and Asia, continue in importance to the industry and to each of the Company's operating segments. The Company's operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policy restrictions, currency exchange fluctuations, and other factors.

Fluctuations in the value of the U.S. dollar in international markets can have a significant impact on the Company's results of operations. For 1999, approximately 52% of the Company's revenues were derived from customers outside the United States, primarily through subsidiary operations. Most subsidiaries sell to customers and incur and pay operating expenses in local currency. These local currency revenues and expenses are translated into U.S. dollars for reporting purposes. A stronger U.S. dollar will decrease the level of reported U.S. dollar orders and revenues, decrease the dollar gross margin, and decrease reported dollar operating expenses of the international subsidiaries. Currency fluctuations did not have a significant impact on the Company's 1999 results of operations as strengthening of the U.S. dollar in Europe and other international regions was offset by weakening of the dollar in the Company's Asian markets.
The Company estimates that the net strengthening of the U.S. dollar in its international markets adversely impacted its results of operations by approximately $.02, $.10, and $.30 per share in 1999, 1998, and 1997, respectively. To illustrate the sensitivity of the Company's results of operations to changes in international currency exchange rates, the Company estimates that the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which the Company's sales are denominated would result in a decrease in earnings of approximately $10 million for the year ended December 31, 2000. Likewise, a uniform 10% weakening in the value of the dollar would result in increased earnings of approximately $9 million. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, exchange rate fluctuations may also affect the volume of sales and foreign currency sales prices. The Company's estimation of the effects of changes in foreign currency exchange rates does not consider potential changes in sales levels or local currency prices. The Company's income statement exposure to currency fluctuations has declined by approximately 18% from the prior year level as the result of declining activity levels in its international regions, related to the sales volume decline in 1999. See note 12 of Notes to Consolidated Financial Statements for a summary of the Company's revenues by geographic area.

The Company conducts business in all major markets outside the U.S., but the most significant of these operations with respect to currency risk are located in Europe and Asia. Local currencies are the functional currencies for the Company's European subsidiaries. The U.S. dollar is the functional currency for all other international subsidiaries. With respect to the currency exposures in these regions, the objective of the Company is to protect against financial statement volatility arising from changes in exchange rates with respect to amounts denominated for balance sheet purposes in a currency other than the functional currency of the local entity. The Company will therefore enter into forward exchange contracts related to certain balance sheet items, primarily intercompany receivables, payables, and formalized intercompany debt, when a specific risk has been identified. Periodic changes in the value of these contracts offset exchange rate related changes in the financial statement value of these balance sheet items. Forward exchange contracts, generally less than three months in duration, are purchased with maturities reflecting the expected settlement dates of the balance sheet items being hedged, and only in amounts sufficient to offset possibly significant currency rate related changes in the recorded values of these balance sheet items, which represent a calculable exposure for the Company from period to period. Since this risk is calculable, and these contracts are purchased only in offsetting amounts, neither the contracts themselves nor the exposed foreign currency denominated balance sheet items are likely to have a significant effect on the Company's financial position or results of operations. The Company does not generally hedge exposures related to foreign currency denominated assets and liabilities that are not of an intercompany nature, unless a significant risk has been identified. It is possible the Company could incur significant exchange gains or losses in the case of significant, abnormal fluctuations in a particular currency. By policy, the Company is prohibited from market speculation via forward exchange contracts and therefore does not take currency positions exceeding its known financial statement exposures, and does not otherwise trade in currencies.

In 1999 and 1997, the Company incurred net foreign exchange losses from its continuing operations of $1.3 million and $2.2 million, respectively. (In 1998, the Company realized a net exchange gain of $.4 million from its continuing operations.) At December 31, 1999 and 1998, the Company had outstanding forward exchange contracts with values of approximately $.8 million and $7.6 million, respectively. The fair values of those contracts approximated the original contract amounts based on the insignificant amounts the Company would have paid or received upon transferring the contracts to a third party at those dates. Net cash flow from forward contract activity, consisting of realized gains and losses from settlement of exposed assets and liabilities at exchange rates in effect at the settlement date rather than at the time of recording, settlement of the forward contracts purchased to mitigate these exposures, and payment of bank fees on the forward contracts was not significant for any year in the three year period ended December 31, 1999. Deferred gains and losses as of December 31, 1999 and 1998 were not significant.

At December 31, 1999 and 1998, the Company's only outstanding forward exchange contracts related to formalized intercompany loans between the Company's European subsidiaries and are immaterial to the Company's present financial position. The Company is not currently hedging any of its foreign currency risks in the Asia Pacific region or its U.S. exposures related to foreign currency denominated intercompany loans. To illustrate the sensitivity of the Company's result of operations to changes in exchange rates for international currencies underlying its intercompany loans, the Company estimates that a uniform 10% strengthening or weakening in the value of the dollar relative to the currencies in which such intercompany loans are denominated at December 31, 1999 would not result in a significant loss or improvement in earnings. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company is exposed to foreign currency risks related to certain of its financial instruments, primarily debt securities held by its European subsidiaries, long-term mortgages on certain of its European facilities, and an Australian term loan. The net effect of a uniform 10% change in exchange rates relative to the currencies in which these financial instruments are denominated would not have a material impact on the Company's results of operations.

Euro Conversion. On January 1, 1999, eleven member countries of the European Monetary Union (EMU) fixed the conversion rates of their national currencies to a single common currency, the "Euro". The national currencies of the participating countries will continue to exist through July 1, 2002, and Euro currency will begin to circulate on January 1, 2002. All of the Company's financial systems currently accommodate the Euro, and during 1999 the Company conducted business in Euros with its customers and vendors who chose to do so without encountering significant problems. While the Company continues to evaluate the potential impacts of the common currency, it at present has not identified significant risks related to the Euro and does not anticipate that full Euro conversion in 2002 will have a material impact on its results of operations or financial condition. To date, the conversion to one common currency has not impacted the Company's pricing in its European markets.

See Notes 1 and 5 of Notes to Consolidated Financial Statements for further information related to management of currency risk.

Income Taxes. The Company incurred pretax losses from continuing operations of $73.1 million in 1999, $.7 million in 1998 and $49.5 million in 1997. Income tax expense for these years resulted primarily from taxes on individually profitable subsidiaries.

Note 9 of Notes to Consolidated Financial Statements contains a reconciliation of statutory income tax benefit to actual income tax expense for each year in the three year period ended December 31, 1999 and includes further details of the Company's tax position, including net operating loss and tax credit carryforwards.

Results by Operating Segment: Effective January 1, 1998, the Company divided its business into four reporting segments for operational and management purposes: Intergraph Computer Systems ("ICS"), Intergraph Public Safety, Inc. ("IPS"), the Software and Federal Systems ("Federal") business (collectively, the Software and Federal businesses form what is termed "Intergraph"), and VeriBest, Inc. ("VeriBest"). In fourth quarter 1999, the Company sold VeriBest to Mentor Graphics Corporation. Accordingly, VeriBest's results of operations through the date of sale have been classified as discontinued operations in the Company's consolidated statements of operations for each year in the three year period ended December 31, 1999 and have been excluded from the Company's segment disclosures. For further information regarding this sale and VeriBest's operating results for the periods presented, see "Discontinued Operation" preceding and Note 4 of Notes to Consolidated Financial Statements. See Note 12 of Notes to Consolidated Financial Statements for details of the Company's segment reporting.

ICS supplies high performance Windows NT-based graphics workstations, 3D graphic subsystems, and specialty servers. IPS develops, markets, and implements systems for the public safety and utilities industries. Intergraph supplies software and solutions, including hardware purchased from ICS, consulting, and services to the process and building and infrastructure industries and provides services and specialized engineering and information technology to support Federal government programs.

The Company evaluates performance of its operating segments based on revenue and income from operations. Sales among the operating segments, the most significant of which are sales of hardware products and maintenance from ICS to the other segments, are accounted for under a transfer pricing policy. Transfer prices approximate prices that would be charged for the same or similar property to similarly situated unrelated buyers. In the U.S., intersegment sales of products and services to be used for internal purposes are charged at cost. For international subsidiaries, transfer price is charged on intersegment sales of products and services to be used for either internal purposes or sale to customers. Certain expenses, primarily general and administrative expenses, not directly attributable to an operating segment are considered corporate in nature and are not charged to any operating segment. In addition, gains on sales of assets and nonrecurring charges to operations (see "Summary" section above), which were significant in 1999 and 1998, are not credited or charged to the operating segments.

Effective January 1, 1999, the Utilities business of Intergraph Software was merged into IPS. Additionally, in 1999, hardware maintenance revenues, previously attributed exclusively to ICS, were attributed to the selling segment entities with ICS receiving transfer price revenue for services provided to other operating segments. The Company's 1998 segment information has been restated to reflect both of these operational changes.

Prior to 1998, the Company utilized several variations of the current model for evaluation of the performance of its operating segments, depending on the Company's structure and its business environment at the time. Segment financial information for years prior to 1998 has not been restated to conform to the current model because it is impractical to do so.

In 1999, ICS incurred an operating loss of $44.8 million on revenues of $332.1 million, compared to a 1998 operating loss of $71.2 million on revenues of $447.1 million. These operating losses exclude the impact of certain nonrecurring income and operating expense items associated with ICS's operations, including 1998 gains totaling $9.8 million on the sales of its printed circuit board facility and manufacturing inventory and assets, and nonrecurring operating charges of $.8 million and $4.5 million in 1998 and 1999, respectively, primarily for employee termination costs. ICS's operating loss for 1999 included a $7 million inventory write-off resulting from the segment's exit from the PC and generic server business. Excluding this charge, the 1999 operating loss was $37.8 million, reflecting a $33.4 million improvement from the prior year. This improvement resulted primarily from a 32% decline in operating expenses as the result of headcount reductions achieved in 1998 and 1999. ICS's headcount was reduced by approximately 52% during the two year period ended December 31, 1999. ICS's 1998 and 1999 results of operations were significantly adversely impacted by factors associated with the Company's dispute with Intel, the effects of which included lost momentum, lost revenue and margin, and increased operating expenses, primarily for marketing and public relations expenses. (See "Litigation and Other Risks and Uncertainties" preceding for a complete discussion of the Company's dispute with Intel and its effects on the operations of ICS and the Company). ICS's 1998 margins were also severely impacted by volume and inventory value related manufacturing variances incurred prior to the outsourcing of its manufacturing to SCI in fourth quarter 1998.
In 1999, improvements in ICS's expense levels were more than offset by declining sales volume as demand weakened for the segment's hardware products. In response to its continuing operating losses, in third quarter 1999, ICS exited the PC and generic server businesses and narrowed its focus to workstations, specialty servers, digital video products and 3D graphics cards. The Company estimates that this change in ICS's product offerings will reduce its annual systems revenues by approximately $70 to $80 million. The associated margins for these products range from 15.5% to 17.5%. The segment has announced a new line of workstations and specialty servers and is endeavoring to replace revenue associated with its discontinued products with increased sales volume of its new offerings. The Company is also actively engaged in discussions with potential business partners for ICS and is considering all other available alternatives to help stem the losses in this business unit.

In 1999, IPS earned operating income of $10.8 million on revenues of $96.3 million, compared to 1998 operating income of $6.2 million on revenues of $93.4 million. The improvement in 1999 resulted primarily from a 6 point increase in gross margin, largely due to improved margins on professional services projects. This margin improvement was partially offset by a 10% increase in operating expenses, due in part to increased headcount. Growth in IPS's revenues and operating income was limited somewhat in 1999 due to a slowdown in large installations resulting from customer and market concerns about potential year 2000 computing problems generally. Additional growth is expected in 2000 as more of these systems are brought online.

In 1999, the Software business earned operating income of $9.2 million on revenues of $476.4 million, compared to 1998 operating income of $13.8 million on revenues of $531.5 million. The declines in revenues and operating income from the 1998 level resulted primarily from a 17% decline in systems revenue, due in part to weakened demand for ICS hardware products, while margins earned on systems sales remained relatively flat with the 1998 level at 39%. The negative impact of the revenue decline was partially offset by a 16% decline in sales and marketing expenses as the operating segment reduced and reorganized it sales force to align expenses with the volume of revenue generated. Current year operating income excludes the impact of certain nonrecurring income and operating expense items associated with Software operations, including the arbitration settlement charge of $8.6 million, the gain on sale of InterCAP of $11.5 million, and nonrecurring operating charges of approximately
$5.8 million, primarily for employee severance costs.   Operating
income for 1998 excludes the $102.8 million gain on sale of the business unit's Solid Edge and Engineering Modeling System product lines and nonrecurring operating charges of $14.6 million, primarily for asset write-offs and employee terminations.

In 1999, Federal earned operating income of $12.4 million on revenues of $159.8 million, compared to a 1998 operating loss of $3.0 million on revenues of $171.5 million. The improvement in 1999 resulted primarily from a 30% decline in operating expenses, due in part to headcount reductions and to an increase in shipbuilding software development costs qualifying for capitalization. Despite the revenue decline, margins improved by 4 points from the 1998 level due primarily to a 4 point increase in margins earned on systems sales. Revenues and margins in both 1998 and 1999 were adversely impacted by weakened demand for the Company's hardware product offerings. Effective March 2000, the Federal business was renamed Intergraph Government Solutions.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1999, cash totaled $88.5 million, down $7 million from year-end 1998. Cash consumed by operations totaled $9.7 million in 1999, $31.1 million in 1998, and $20.9 million in 1997, primarily reflecting the negative cash flow effects of operating losses. Operating cash consumption in 1999 included the payment of $12 million to Bentley Systems, Inc. (see "Arbitration Settlements" preceding), payments to SCI of $10.2 million to purchase unused inventory (see "SCI" preceding), and severance payments to employees of approximately $9 million. In 1997, an inventory build-up consumed approximately $16 million as a result of an anticipated increase in hardware unit sales volume and customer demand for faster delivery of products.

Net cash provided by investing activities totaled $25.5 million and $99.6 million in 1999 and 1998, respectively, compared to a net investing consumption of cash of $30.7 million in 1997. Investing activities in 1999 included $54.1 million in proceeds from sales of various businesses and assets. Investing activities in 1998 included $160.5 million in proceeds from sales of various businesses and assets, including the Company's Solid Edge and Engineering Modeling System product lines, its manufacturing inventory and assets, and its printed circuit board manufacturing facility, and an investment of $26.3 million for the purchase of Zydex software rights. Other significant investing activities in 1999 included capital expenditures of $10.2 million
($17.3 million in 1998 and $24.8 million in 1997), primarily for Intergraph products used in hardware and software development and sales and marketing activities, expenditures for capitalizable software development of $20.7 million ($15.7 million in 1998 and $10.6 million in 1997), and $11.7 million contributed by the minority interest partner to the start-up of the Z/I Imaging business. (See
Note 15 of Notes to Consolidated Financial Statements.)

Net cash used for financing activities totaled $21 million and $19.3 million in 1999 and 1998, respectively, compared to a net financing generation of cash of $48.4 million in 1997. Net debt repayments were $23.6 million and $22.3 million in 1999 and 1998, respectively, while 1997 sources of cash included net borrowings of $44.9 million.

The Company's average collection period for accounts receivable in 1999 was approximately 84 days, representing a slight increase from the prior year. Approximately 68% of the Company's 1999 revenues were derived from international customers and the U.S. government, both of which traditionally carry longer collection periods. The Company continues to experience slow collections throughout the Middle East region, particularly in Saudi Arabia. Total accounts receivable from Middle Eastern customers was approximately $20 million at December 31, 1999 and $23 million at December 31, 1998. Total U.S. government accounts receivable was $33 million at December 31, 1999 ($55 million at December 31, 1998). The Company endeavors to enforce its payment terms with these and other customers, and grants extended payment terms only in very limited circumstances.

The Company expects that capital expenditures will require $10 million to $15 million in 2000, primarily for Intergraph products used in product development and sales and marketing activities. The Company's revolving credit agreement, among other restrictions, limits the level of the Company's capital expenditures.

Under the Company's January 1997 six year fixed term loan and revolving credit agreement, as amended, available borrowings are determined by the amounts of eligible assets of the Company (the "borrowing base"), as defined in the agreement, primarily accounts receivable, with maximum availability of $100 million. The $25 million term loan portion of the agreement is due at expiration of the agreement. Borrowings are secured by a pledge of substantially all of the Company's assets in the U.S. and certain international receivables. The rate of interest on all borrowings under the agreement is the greater of 7% or the Norwest Bank Minnesota National Association base rate of interest (8.5% at December 31, 1999) plus
 .625%. The amended agreement contains provisions which will lower the interest rate upon achievement of sustained profitability by the Company. The agreement requires the Company to pay a facility fee at an annual rate of .15% of the amount available under the credit line, an unused credit line fee at an annual rate of .25% of the average unused portion of the revolving credit line, a letter of credit fee at an annual rate of 1.5% of the undrawn amount of all outstanding letters of credit, and a monthly agency fee. At December 31, 1999, the Company had outstanding borrowings of $27.5 million, the $25 million term loan portion of which was classified as long-term debt in the consolidated balance sheet, and an additional $32.4 million of the available credit line was allocated to support the Company's letters of credit and forward exchange contracts. As of this same date, the borrowing base, representing the maximum available credit under the line, was approximately $69.3 million ($68.5 at February 29, 2000).

The term loan and revolving credit agreement contains certain financial covenants of the Company, including minimum net worth, minimum current ratio, and maximum levels of capital expenditures, and restrictive covenants that limit or prevent various business transactions (including repurchases of the Company's stock, dividend payments, mergers, acquisitions of or investments in other businesses, and disposal of assets including individual businesses, subsidiaries, and divisions) and limit or prevent certain other business changes without approval. The amended agreement has reduced the Company's net worth covenant to $235 million at December 31, 1999, with subsequent reductions to $216 million at March 31, 2000 and $200 million at June 30, 2000. Additionally, the amended agreement requires the Company to retain the services of an investment banking firm to advise the Company regarding potential partnering arrangements and other alternatives for its computer hardware business.

In fourth quarter 1999, the Company entered into an agreement for the sale and leaseback of its European headquarters office building in the Netherlands. The lease has an initial term of ten years with an early termination option after five years. The lease is accounted for as an operating lease in accordance with Statement of Financial Accounting Standards No. 13, Accounting for Leases. The gain realized on the sale of approximately $4.2 million has been deferred and will be credited to income over the ten year lease term. Payments under the lease, which are denominated in Dutch Guilders, approximate
$1.2 million per year. Proceeds from the sale approximated $13.7 million, $4.2 million of which was used to pay off the mortgage on the building.

At December 31, 1999, the Company had approximately $53 million in debt on which interest is charged under various floating rate arrangements, primarily its six year term loan and revolving credit agreement, mortgages, and an Australian term loan (see Note 8 of Notes to Consolidated Financial Statements). The Company is exposed to market risk of future increases in interest rates on these loans, with the exception of the Australian term loan, on which the Company has entered into an interest rate swap agreement. To illustrate the sensitivity of the Company's results of operations to changes in interest rates on its debt, the Company estimates that its results of operations would not be materially affected by a two point increase or decrease in the average interest rates related to its floating rate debt. This hypothetical change in rates was determined based on the trend of the Company's actual rates over the past four years.
The Company's estimate assumes a level of debt consistent with the December 31, 1999 level and does not consider the effects that further operating losses, if any, will have on the balance of debt outstanding. The Company's interest rate exposure has not changed significantly from the December 31, 1998 level as the decline in its floating rate debt resulted primarily from payments on its revolving credit facility which, due to its short term nature, does not represent a material interest rate exposure for the Company.

Although the Company did not generate adequate cash to fund its operations for 1999, it did begin to generate positive cash flow from operations in fourth quarter 1999 as the result of improved accounts receivable collections and operating expense declines. The Company expects continued improvement in its operating cash flows in 2000 as a result of headcount reductions and other expense savings actions taken during 1999. The Company believes that the combination of improved cash flow from operations, its existing cash balances, and cash available under its amended revolving credit agreement will be adequate to meet cash requirements for 2000. However, the Company must increase sales volume and continue to align its operating expenses with the level of revenue being generated if it is to fund its operations and build cash reserves without reliance on funds from external financing. For the longer term, the Company anticipates no significant nonoperating issues that will require the use of cash, and correspondingly the adequacy of its cash reserves will be dependent on improvement in its operating results.

FOURTH QUARTER 1999

Revenues from continuing operations in the fourth quarter were $222.6 million, down 20% from fourth quarter 1998. The Company earned net income of $3.6 million ($.07 per share) for the quarter, compared to a fourth quarter 1998 net loss of $20.9 million ($.43 per share). Loss from continuing operations per share improved from $.40 in fourth quarter 1998 to $.20 in fourth quarter 1999 due to a 3.4 point increase in gross margin and a 17% decline in operating expenses. Fourth quarter 1998 systems margin was negatively impacted by expenses of approximately $7 million ($.14 per share) related to the Company's transition to outsourcing its manufacturing operations.
The operating expense decline was concentrated primarily in the sales and marketing area and correlates directly to the 15% decline in headcount from the prior year level. The fourth quarter 1999 loss from continuing operations was offset by the $14.4 million ($.29 per share) gain on the sale of VeriBest. Exchange rate fluctuations did not have a significant impact on fourth quarter 1999 results of operations.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------
December 31,                                         1999       1998
----------------------------------------------------------------------
(In thousands except share and per share amounts)

Assets
  Cash and cash equivalents                      $ 88,513   $ 95,473
  Accounts receivable, net                        258,768    312,123
  Inventories                                      35,918     38,001
  Other current assets                             28,744     48,928
----------------------------------------------------------------------
     Total current assets                         411,943    494,525
  Investments in affiliates                         9,940     12,841
  Other assets                                     68,154     61,240
  Property, plant, and equipment, net              94,907    127,368
----------------------------------------------------------------------
     Total Assets                                $584,944   $695,974
======================================================================

Liabilities and Shareholders' Equity
  Trade accounts payable                         $ 50,963   $ 64,545
  Accrued compensation                             35,848     42,445
  Other accrued expenses                           71,052     75,038
  Billings in excess of sales                      66,051     68,137
  Income taxes payable                              8,175      4,122
  Short-term debt and current maturities
   of long-term debt                               11,547     23,718
----------------------------------------------------------------------
     Total current liabilities                    243,636    278,005
  Deferred income taxes                             2,620      3,142
  Long-term debt                                   51,379     59,495
  Other noncurrent liabilities                     10,609        ---
----------------------------------------------------------------------
     Total liabilities                            308,244    340,642
----------------------------------------------------------------------
  Shareholders' equity:
     Common stock, par value $.10 per share --
      100,000,000 shares authorized;
      57,361,362 shares issued                      5,736      5,736
     Additional paid-in capital                   216,943    222,705
     Retained earnings                            178,231    249,808
     Accumulated other comprehensive income
      (loss) - cumulative translation adjustment   (5,506)     4,161
----------------------------------------------------------------------
                                                  395,404    482,410
     Less -- cost of 8,145,149 treasury shares
      at December 31, 1999, and 8,719,612
      treasury shares at December 31, 1998       (118,704)  (127,078)
----------------------------------------------------------------------
     Total shareholders' equity                   276,700    355,332
----------------------------------------------------------------------
     Total Liabilities and Shareholders' Equity  $584,944   $695,974
======================================================================

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

-----------------------------------------------------------------------------
Year Ended December 31,                         1999        1998        1997
-----------------------------------------------------------------------------
(In thousands except per share amounts)

Revenues
  Systems                                   $623,451  $  712,916  $  770,384
  Maintenance and services                   291,429     292,091     325,241
-----------------------------------------------------------------------------
     Total revenues                          914,880   1,005,007   1,095,625
-----------------------------------------------------------------------------
Cost of revenues
  Systems                                    436,254     508,836     506,752
  Maintenance and services                   188,691     185,028     201,655
-----------------------------------------------------------------------------
     Total cost of revenues                  624,945     693,864     708,407
-----------------------------------------------------------------------------
     Gross profit                            289,935     311,143     387,218

Product development                           62,638      76,818      90,298
Sales and marketing                          169,805     219,044     233,041
General and administrative                   109,336     100,936     101,026
Nonrecurring operating charges                15,596      15,343       1,095
-----------------------------------------------------------------------------
     Loss from operations                    (67,440)   (100,998)    (38,242)

Gains on sales of assets                      11,505     112,533       4,858
Arbitration settlements                      ( 8,562)        ---     ( 6,126)
Interest  expense                            ( 5,663)   (  7,441)    ( 6,579)
Other income (expense) -- net                ( 2,901)   (  4,822)    ( 3,401)
-----------------------------------------------------------------------------
     Loss from continuing operations
       before income taxes                   (73,061)   (    728)    (49,490)

Income tax expense                           ( 5,500)   (  6,000)    ( 4,000)
-----------------------------------------------------------------------------
      Loss from continuing operations        (78,561)   (  6,728)    (53,490)

Gain on sale of discontinued operation, net
  of income taxes                             14,384         ---         ---
Loss from discontinued operation, net of
  income taxes                               ( 7,400)   ( 12,906)    (16,747)
-----------------------------------------------------------------------------
      Net loss                              $(71,577) $ ( 19,634) $  (70,237)
=============================================================================
      Income (loss) per share-basic and diluted:
        Continuing operations               $(  1.60) $ (    .14) $  (  1.11)
        Discontinued operations                  .14    (    .27)    (   .35)
-----------------------------------------------------------------------------
         Net loss                           $(  1.46) $ (    .41) $  (  1.46)
=============================================================================
Weighted average shares outstanding-basic
  and diluted                                 48,906      48,376      47,945
=============================================================================
The accompanying notes are an integral part of these consolidated financial statements.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------
Year Ended December 31,                         1999         1998       1997
-----------------------------------------------------------------------------
(In thousands)

Cash Provided By (Used For):
Operating Activities:
  Net loss                                  $(71,577)   $( 19,634)  $(70,237)
  Adjustments to reconcile net loss to net
  cash used for operating activities:
    Depreciation                              21,228       29,446     37,283
    Amortization                              26,878       25,274     23,049
    Noncash portion of arbitration
     settlements                               3,530          ---      5,835
    Noncash portion of nonrecurring
     operating charges                         9,614       11,506        ---
    Deferred income tax expense                   45           95      1,555
    Gains on sales of assets                 (25,889)    (112,533)   ( 4,858)
    Net changes in current assets and
     liabilities                              26,490       34,738    (13,573)
-----------------------------------------------------------------------------
    Net cash used for operating activities   ( 9,681)    ( 31,108)   (20,946)
-----------------------------------------------------------------------------

Investing Activities:
  Net proceeds from sales of assets           54,056      160,487      5,749
  Contributions from minority interest
   partner                                    11,732          ---        ---
  Purchases of property, plant, and
   equipment                                 (10,221)    ( 17,264)   (24,785)
  Capitalized software development costs     (20,656)    ( 15,738)   (10,592)
  Capitalized internal use software costs    ( 5,875)    (    802)   (   644)
  Purchase of software rights                    ---     ( 26,292)       ---
  Other                                      ( 3,579)    (    757)   (   394)
-----------------------------------------------------------------------------
    Net cash provided by (used for)
     investing activities                     25,457       99,634    (30,666)
-----------------------------------------------------------------------------

Financing Activities:
  Gross borrowings                               ---       10,689     75,896
  Debt repayment                             (23,605)    ( 32,949)   (30,950)
  Proceeds of employee stock purchases and
   exercises of stock options                  2,612        2,940      3,483
-----------------------------------------------------------------------------
    Net cash provided by (used for)
     financing activities                    (20,993)    ( 19,320)    48,429
-----------------------------------------------------------------------------
Effect of exchange rate changes on cash      ( 1,743)    (    378)   (   846)
-----------------------------------------------------------------------------
Net increase (decrease) in cash and
 cash equivalents                            ( 6,960)      48,828    ( 4,029)
Cash and cash equivalents at beginning
 of year                                      95,473       46,645     50,674
-----------------------------------------------------------------------------
Cash and cash equivalents at end of year    $ 88,513    $  95,473   $ 46,645
=============================================================================
The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    Accumulated              Total
                                                                               Additional              Other                Share-
                                                                        Common   Paid-in  Retained Comprehensive Treasury  holders'
                                                                         Stock   Capital  Earnings Income (Loss)  Stock     Equity
-----------------------------------------------------------------------------------------------------------------------------------
(In thousands except share amounts)


   Balance at January 1, 1997                                            $5,736  $229,675  $339,679  $12,907  $(140,734)  $447,263

Comprehensive loss:
   Net loss                                                                 ---       ---   (70,237)     ---        ---    (70,237)
   Other comprehensive loss:
     Net unrealized holding loss on securities of affiliate                 ---       ---       ---   (6,858)       ---    ( 6,858)
     Foreign currency translation adjustments                               ---       ---       ---   (4,959)       ---    ( 4,959)
                                                                                                                           --------
Comprehensive loss                                                          ---       ---       ---      ---        ---    (82,054)
                                                                                                                           ========

Issuance of 432,263 shares under employee stock purchase plan               ---    (3,149)      ---      ---      6,301      3,152
Issuance of 40,187 shares upon exercise of stock options                    ---    (  255)      ---      ---        586        331
Other                                                                       ---        91       ---      ---        ---         91
-----------------------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1997                                           5,736   226,362   269,442    1,090   (133,847)   368,783

Comprehensive income (loss):
   Net loss                                                                 ---       ---   (19,634)     ---        ---    (19,634)
   Other comprehensive income - foreign currency translation adjustments    ---       ---       ---    3,071        ---      3,071
                                                                                                                           --------
Comprehensive loss                                                          ---       ---       ---      ---        ---    (16,563)
                                                                                                                           ========

Issuance of 464,230 shares under employee stock purchase plan               ---    (3,829)      ---      ---      6,769      2,940
Other                                                                       ---       172       ---      ---        ---        172
-----------------------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1998                                           5,736   222,705   249,808    4,161   (127,078)   355,332

Comprehensive loss:
   Net loss                                                                 ---       ---   (71,577)     ---        ---    (71,577)
   Other comprehensive loss:
     Foreign currency translation adjustments                               ---       ---       ---   (9,340)       ---        ---
     Less: Net translation gain realized upon sales of subsidiaries         ---       ---       ---   (  327)       ---        ---
                                                                                                      -------
   Net foreign currency translation adjustments                             ---       ---       ---   (9,667)       ---    ( 9,667)
                                                                                                      -------              --------
Comprehensive loss                                                          ---       ---       ---      ---        ---    (81,244)
                                                                                                                           ========

Issuance of 557,713 shares under employee stock purchase plan               ---    (5,539)      ---      ---      8,130      2,591
Issuance of 16,750 shares upon exercise of stock options                    ---    (  223)      ---      ---        244         21
-----------------------------------------------------------------------------------------------------------------------------------
  Balance at December 31, 1999                                           $5,736  $216,943  $178,231  $(5,506) $(118,704)  $276,700
===================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1999


NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES.
Basis of Presentation: The consolidated financial statements include the accounts of Intergraph Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. As discussed in Note 4, the Company sold its VeriBest, Inc. operating segment on October 31, 1999 and, accordingly, its operating results have been removed from continuing operations and are reported as discontinued operations for all years presented.

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

The Company's continuing operations are divided into three separate business units for operational and management purposes: Intergraph Computer Systems ("ICS"), Intergraph Public Safety, Inc. ("IPS"),
and   the   Software  and  Federal  Systems  ("Federal")   business
(collectively, the Software and Federal businesses form what is termed "Intergraph"). Effective March 2000, the Federal business was renamed Intergraph Government Solutions. ICS supplies high performance Windows NT-based graphics workstations, 3D graphics subsystems, and specialty servers. IPS develops, markets, and implements systems for the public safety and utilities industries. Intergraph supplies software and solutions, including hardware, consulting, and services, to the federal government and to the process and building and infrastructure industries. The Company's products are sold worldwide, with United States and European revenues representing approximately 79% of total revenues for 1999. See Note 12 for further information regarding the Company's operating segments and the geographic markets it serves.

The Company's hardware products and software applications are used for computer-aided design and engineering, mapping and geographic information services, and technical information management in industries such as process plant design, shipbuilding, utilities, communications, transportation, public safety, and local and federal government.

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

The Company's investments in debt securities are valued at fair market value with any unrealized gains and losses reported as a component of shareholders' equity, net of tax. At December 31, 1999 and 1998, the Company held various debt securities within three months of maturity at those dates, with fair market values of approximately $33,000,000 and $54,000,000, respectively. Gross realized gains and losses on debt securities sold during the years ended December 31, 1999 and 1998 were not significant, and there were no unrealized holding gains or losses on debt securities at December 31, 1999 or 1998.

The  Company's December 31, 1999 consolidated cash balance includes
approximately   $13,000,000  held  by  a   60%-owned   consolidated
subsidiary.

Inventories:   Inventories are stated at the lower of average  cost
or market and are summarized as follows:

----------------------------------------------------------
December 31,                        1999        1998
----------------------------------------------------------
(In thousands)

Raw materials                    $ 4,982     $ 2,739
Work-in-process                   13,645       3,594
Finished goods                     5,895      15,597
Service spares                    11,396      16,071
----------------------------------------------------------
Totals                           $35,918     $38,001
==========================================================

On November 13, 1998, the Company sold substantially all of its U.S. manufacturing assets (including inventories with a book value of approximately $60,000,000) to SCI Technology Inc. ("SCI"), a wholly-owned subsidiary of SCI Systems, Inc., and SCI assumed responsibility  for  manufacturing  of  substantially  all  of  the
Company's hardware products. On June 30, 1999, the Company repurchased inventory from SCI having a value of approximately $10,200,000, the majority of which is classified as raw materials and work-in-process. For a complete description of these transactions, see "SCI" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 19 of this annual report.

In third quarter 1999, as a result of the Company's exit from the personal computer ("PC") and generic server business, the Company recorded an inventory write-down of approximately $7,000,000, primarily related to its finished goods inventory. See "Nonrecurring Operating Charges" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 17 to 19 of this annual report for further discussion.

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

Investments in Affiliates: Investments in companies in which the Company believes it has the ability to influence operations or finances are accounted for by the equity method. Investments in companies in which the Company does not exert such influence are accounted for at fair value if such values are readily determinable, and at cost if such values are not readily determinable. Effective January 1, 1998, the Company ceased accounting for its investment in Bentley Systems, Inc. ("BSI") under the equity method due to a lack of significant influence. On April 1, 1999, as the result of an arbitration settlement with BSI, the Company's equity ownership in BSI was reduced from approximately 50% to 33%, and the book value of the Company's investment in BSI was reduced accordingly. See Note 13 and "Arbitration Settlements" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 22 to 23 of this annual report for further discussion of the Company's arbitration proceedings and business relationship with BSI. The book value of the Company's investment in BSI was approximately $9,190,000 at December 31, 1999. The Company is unable to determine the fair value of this investment.

During 1997, the Company sold its stock investment in a publicly traded affiliate at a gain of $4,858,000. At January 1, 1997, the unrealized gain on this investment resulting from periodic mark-to-market adjustments totaled $6,858,000. This unrealized gain is included in "Accumulated Other Comprehensive Income (Loss)" in the consolidated statements of shareholder's equity as of that date.

Property, Plant, and Equipment: Property, plant, and equipment, summarized below, is stated at cost. Depreciation is provided using the straight line method over the estimated useful lives described below.

-------------------------------------------------------------------
December 31,                                      1999       1998
-------------------------------------------------------------------
(In thousands)

Land and improvements (15-30 years)           $ 11,278   $ 13,948
Buildings and improvements (30 years)          113,455    132,759
Equipment, furniture, and fixtures (3-8 years) 184,393    239,735
-------------------------------------------------------------------
                                               309,126    386,442
Allowances for depreciation                   (214,219)  (259,074)
-------------------------------------------------------------------
Totals                                        $ 94,907   $127,368
===================================================================

Significant dispositions of property, plant, and equipment in 1999 include the sale-leaseback of a European office building having a net book value of approximately $9,000,000 at the date of sale (see Note 8). The remaining decline in net property, plant, and equipment is due primarily to depreciation expense and write-offs of internal systems no longer in use as the result of reductions in force and other actions taken to downsize the Company.

Other Noncurrent Liabilities: Other noncurrent liabilities of $10,609,000 reflected in the Company's December 31, 1999 consolidated balance sheet consist of liabilities incurred in connection with a business acquisition in January 1999 (see Note
15), deferred gain on the sale-leaseback of a European office building (see Note 8), and minority interest in the equity of a 60%-owned subsidiary of the Company (see Note 15).

Treasury Stock: Treasury stock is accounted for by the cost method. The Board of Directors of the Company has authorized the purchase of up to 20,000,000 shares of the Company's common stock in the open market. As of December 31, 1999, the Company had purchased approximately 18,800,000 shares for the treasury with the last purchase occurring in 1994. Further purchases of stock for the treasury are restricted by terms of the Company's term loan and revolving credit agreement. See Note 8. Treasury stock activity is presented in the consolidated statements of shareholders' equity.

Revenue Recognition: Revenues from systems sales with no significant post-shipment obligations are recognized as equipment and/or software are shipped, with any post-shipment costs accrued at that time. Revenues on systems sales with significant post-shipment obligations, including the production, modification, or customization of software, are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated cost of performing the contract over its term, or other factors appropriate to the individual contract of sale. The total amount of revenues to be earned under contracts accounted for by the percentage-of-completion method are generally fixed by contractual terms. The Company regularly reviews its progress on these contracts and revises the estimated costs of fulfilling its obligations. Due to uncertainties inherent in the estimation process, it is possible that completion costs will be further revised on some of these contracts, which could delay revenue recognition and decrease the gross margin to be earned. Any losses identified in the review process are recognized in full in the period in which determined.

Revenues from certain contracts with the U.S. government, primarily cost-plus award fee contracts, are recognized monthly as costs are incurred and fees are earned under the contracts.

Maintenance and services revenues are recognized ratably over the lives of the maintenance contracts or as services are performed.

Effective January 1, 1998, the Company adopted American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition. The Statement requires each element of a software sale arrangement to be separately identified and accounted for based on the relative fair value of each element. Revenue cannot be recognized on any element of the sale arrangement if undelivered elements are essential to the functionality of delivered elements. Adoption of this new accounting standard did not significantly affect the Company's results of operations for 1998 and 1999 as the Company's revenue recognition policies have historically been in substantial compliance with the practices required by the new pronouncement.

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

Product Development Costs: The Company capitalizes certain costs of computer software development incurred after the technological feasibility of the product has been established. Such capitalized costs are amortized on a straight line basis over a period of two to five years. Amortization of these capitalized costs, included in "Cost of revenues - Systems" in the consolidated statements of operations, amounted to $14,600,000 in 1999, $12,700,000 in 1998, and $10,500,000 in 1997. Amortization included in discontinued operations amounted to $2,400,000 in 1999, $2,900,000 in 1998, and
$3,100,000 in 1997. The unamortized balance of these capitalized costs, included in "Other assets" in the consolidated balance sheets, totaled $23,500,000 and $23,000,000 at December 31, 1999 and 1998, respectively.

Although the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that for any given product revenues will not materialize in amounts anticipated due to industry conditions that include intense price and performance competition, or that product lives will be reduced due to shorter product cycles. Should either of these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on systems cost of revenues and results of operations.

Foreign Currency Exchange and Translation: Local currencies are the functional currencies for the Company's European subsidiaries.
The   U.S.  dollar  is  the  functional  currency  for  all   other
international subsidiaries. Foreign currency gains and losses resulting from remeasurement or settlement of receivables and payables denominated in a currency other than the functional
currency,  together  with  gains  and  losses  and  fees  paid   in
connection with the Company's forward exchange contracts, are included in "Other income (expense) - net" in the consolidated
statements  of  operations.   Net  exchange  gains  (losses)   from
continuing operations totaled ($1,300,000) in 1999, $400,000 in 1998, and ($2,200,000) in 1997. Translation gains and losses resulting from translation of subsidiaries' financial statements from the functional currency into dollars for U.S. reporting purposes and foreign currency gains and losses resulting from remeasurement of intercompany advances of a long-term investment nature are included in the "Accumulated other comprehensive income
(loss) - cumulative translation adjustment" component of shareholders' equity.

Derivative Financial Instruments: Derivatives utilized by the Company consist of forward exchange contracts and interest rate swap agreements. The Company is prohibited by policy from taking derivative positions exceeding its known balance sheet exposures and from otherwise trading in derivative financial instruments.

The Company conducts business in all major markets outside the U.S., but the most significant of these operations with respect to currency risk are located in Europe and Asia. With respect to the currency exposures in these regions, the objective of the Company is to protect against financial statement volatility arising from changes in exchange rates with respect to amounts denominated for balance sheet purposes in a currency other than the functional currency of the local entity. The Company will therefore enter into forward exchange contracts related to certain balance sheet items, primarily intercompany receivables, payables, and formalized intercompany debt, when a significant risk has been identified. Periodic changes in the value of these contracts offset exchange rate related changes in the financial statement value of these balance sheet items. Forward exchange contracts are purchased with maturities reflecting the expected settlement dates of the balance sheet items being hedged, which are generally less than three months, and only in amounts sufficient to offset possibly significant currency rate related changes in the recorded values of these balance sheet items. The Company does not generally hedge the exposures related to other foreign currency denominated assets and liabilities unless a significant risk has been identified. Forward exchange contracts are accounted for under the fair value method. Under this method, realized and unrealized gains and losses on forward exchange contracts are recognized as offsets to gains and losses resulting from the underlying hedged transactions in the period in which exchange rates change and are included in "Other income (expense) - net" in the consolidated statements of operations. Bank fees charged on the contracts are amortized over the period of the contract. Gain or loss on termination of a forward exchange contract is recognized in the period in which the contract is terminated. In the event of early settlement of a hedged intercompany asset or liability, the related forward exchange contract gains or losses are recognized in the period in which exchange rates change.

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

Amounts payable to or receivable from counterparties related to derivative financial instruments are included in "Other accrued expenses" or "Other current assets" in the consolidated balance sheets. These amounts were not significant at December 31, 1999 or 1998.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), requiring companies to recognize all derivatives as either assets or liabilities on the balance sheet and to measure the instruments at fair value. In July 1999, the FASB delayed the implementation of this new accounting standard to fiscal years beginning after June 15, 2000 (calendar year 2001 for the Company). The Company is evaluating the effects of adopting SFAS 133 but does not anticipate a significant impact on its consolidated operating results or financial position.

See Note 5 for further details of the Company's derivative financial instruments.

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

In accordance with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company has provided pro forma basis information to reflect results of operations and earnings per share had compensation expense been recognized for employee stock purchases and for stock options granted at market value at date of grant. See Note 10.

Income Taxes: The provision for income taxes includes federal, international, and state income taxes currently payable or refundable and income taxes deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. See Note 9.

Net Loss Per Share: Basic loss per share is computed using the weighted average number of common shares outstanding. Diluted loss per share is computed using the weighted average number of common and equivalent common shares outstanding. Employee stock options are the Company's only common stock equivalent and are included in the calculation only if dilutive (see Note 10).

Comprehensive Income: Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. Under this Statement, all nonowner changes in equity during a period are reported as a component of comprehensive income (loss). With respect to the Company, such nonowner equity items include foreign currency translation adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company's comprehensive losses for each year in the three year period ended December 31, 1999 are displayed in the Consolidated Statements of Shareholders' Equity. Accumulated other comprehensive income (loss) at the end of each of these three years consisted of foreign currency translation adjustments. There was no income tax effect related to any of the items included in other comprehensive income (loss) for any year in the three year period ended December 31, 1999. See Note 9 for details of the Company's tax position, including net operating loss carryforwards, and its policy for reinvestment of subsidiary earnings.

Reclassifications: Certain reclassifications have been made to the previously reported consolidated statements of operations and cash flows for the years ended December 31, 1998 and 1997 to provide comparability with the current year presentation.

NOTE 2 -- LITIGATION AND OTHER RISKS AND UNCERTAINTIES.
In  addition  to those described in Notes 1, 5, 7, 8, and  12,  the
Company has certain risks related to its business and economic environment and has extensive ongoing litigation with Intel
Corporation, as further described in "Litigation and Other Risks and Uncertainties" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 19 to 22 of this annual report.

NOTE 3 -- NONRECURRING OPERATING CHARGES.
The Company recorded nonrecurring operating charges from continuing operations totaling $22,596,000 (including a $7,000,000 inventory write-down recorded as a component of "Cost of revenues - Systems") in 1999, $15,343,000 in 1998, and $1,095,000 in 1997. For a
complete description of these charges, see "Nonrecurring Operating Charges" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 17 to 19 of this annual report.

NOTE 4: -- DISCONTINUED OPERATIONS.
On October 31, 1999, the Company sold its VeriBest, Inc. operating segment to Mentor Graphics Corporation, a global provider of electronic hardware and software design solutions and consulting services, for approximately $11,000,000, primarily in the form of cash received at closing. The resulting gain on this transaction of $14,384,000 is reflected in "Gain on sale of discontinued operation, net of income taxes" in the consolidated statement of operations for the year ended December 31, 1999.

The Company's consolidated statements of operations for each year in the three year period ended December 31, 1999 have been restated to reflect VeriBest's business as a discontinued operation. Discontinued operations have not been presented separately in the consolidated balance sheet for December 31, 1998 or in the consolidated statements of cash flows. Other than their operating losses for the periods presented, the discontinued operations did not have a significant impact on the Company's consolidated cash flow or financial position.

Summarized financial information for VeriBest is presented below. For this presentation, VeriBest's operating and net losses for each year in the three year period ended December 31, 1999 have been adjusted to exclude the impact of intercompany revenue and expense items.

------------------------------------------------------------------------
Year Ended December 31,                       1999      1998      1997
------------------------------------------------------------------------
(In thousands)

Revenues from unaffiliated customers       $23,704   $27,783   $28,680
Operating loss before nonrecurring charges  (6,460)  (12,708)  (16,674)
Nonrecurring operating charges                 871       500       ---
Net loss                                   $(7,400) $(12,906) $(16,747)
========================================================================

VeriBest's assets and liabilities at December 31, 1998 totaled $15,274,000 and $11,064,000, respectively.

NOTE 5 -- FINANCIAL INSTRUMENTS.
Information related to the Company's financial instruments, other than cash equivalents and stock investments in less than 50%-owned companies, is summarized below.

Short- and Long-Term Debt: The balance sheet carrying amounts of the Company's floating rate debt (approximately $53,000,000 at December 31, 1999), consisting primarily of loans under a revolving credit agreement, mortgages, and a term loan (see Note 8), approximate fair market values since interest rates on the debt adjust periodically to reflect changes in market rates of interest. With the exception of the Australian term loan (see Note 8), the Company is exposed to market risk of future increases in interest rates on these loans. The carrying amounts of fixed rate debt approximate fair market values based on current interest rates for debt of the same remaining maturities and character.

Convertible debenture: As part of the proceeds of the April 1999 sale of its InterCAP subsidiary (see Note 15), the Company received a $5,797,000 convertible subordinated debenture from Micrografx, Inc. due on March 31, 2002. The conversion feature allows the Company to convert the debenture into shares of Micrografx common stock in multiples of $500,000 at a conversion price of $10. This conversion price may be adjusted, at Micrografx's option, based on the twenty day average closing price of Micrografx stock on three reset dates specified in the agreement. Micrografx also has an option to convert the debenture into shares of their common stock if the twenty day average closing price is at least 120% of the applicable conversion price. The Company is unable to estimate the fair value of the conversion option, but does not anticipate conversion of the debenture by either party in the near term. Accordingly, at December 31, 1999, the debenture is recorded at its face value of $5,797,000 and included in "Other assets" in the Company's consolidated balance sheet as of that date.

Stock warrant: As part of the proceeds of the October 1999 sale of its VeriBest operating segment (see Note 4), the Company received a warrant to purchase 500,000 shares of the common stock of Mentor Graphics, Inc. at a price of $15 per share. The warrant becomes exercisable on October 31, 2001 and expires on October 31, 2002. The Company's estimated value of the warrant is included in "Investments in affiliates" in the Company's December 31, 1999 consolidated balance sheet. This value was determined using the Black-Scholes option pricing model as of the date of the sale and as such, does not represent the actual value, if any, that will be realized upon exercise of the warrant.

Forward exchange contracts: Outstanding notional amounts of the Company's forward exchange contracts were $808,000 and $7,586,000 at December 31, 1999 and 1998, respectively, both reflecting a net commitment to purchase currencies. These notional amounts were determined by translating the foreign currency amounts to dollars at the rates in effect at each balance sheet date. They do not necessarily represent amounts to be exchanged between the Company and the counterparties to the forward exchange contracts, and as such they do not represent the amount of the Company's currency related exposures at those dates. The amounts potentially subject to risk, arising from the possible inability of the counterparties to meet the terms of the contracts, are generally limited to the amounts, if any, by which the counterparties' obligations exceed those of the Company. Net receivables from/payables to counterparties related to forward exchange contracts were not significant at December 31, 1999 or 1998. The carrying amounts approximated fair value at those dates due to the short duration (generally three months or less) of the contracts.

Forward exchange contracts outstanding at December 31, 1999 and 1998 relate solely to formalized intercompany loans between the Company's European subsidiaries. As of first quarter 1998, the Company is no longer hedging its U.S. exposures related to foreign currency denominated intercompany loans.

Based on the terms of outstanding forward exchange contracts and the amount of the related balance sheet exposures at December 31, 1999, the Company's results of operations would not be materially affected by a 10% increase or decrease in exchange rates underlying the contracts and the exposures hedged. Cash requirements of forward exchange contracts are limited to receipt of an amount equal to the exchange gain or payment of an amount equal to the exchange loss at the contract settlement date, and payment of bank fees related to the contracts. Net cash flow from forward contract activity, consisting of realized gains and losses from settlement of exposed assets and liabilities at exchange rates in effect at the settlement date rather than at the time of recording, settlement of the forward contracts purchased to mitigate the exposures, and payment of bank fees on the forward contracts, was not significant for any year in the three year period ended December 31, 1999.

Interest rate swap agreements: In 1996, the Company entered into an interest rate swap agreement in the principal amount of its Australian term loan agreement (approximately $8,100,000 at December 31, 1999). The agreement is for a period of approximately six years, and its expiration date coincides with that of the term loan. Under the agreement, the Company pays a 9.18% fixed rate of interest and receives payment based on a variable rate of interest. The weighted average receive rate of the agreement at December 31, 1999 and 1998 was 5.84% and 6.54%, respectively. The fair market value of this interest rate swap agreement at December 31, 1999 was approximately $300,000 ($600,000 at December 31, 1998). Fair market value was determined by obtaining a bank quote and represents the amount the Company would pay should the Company's obligation under the instrument be transferred to a third party at the reporting date. Cash requirements of the Company's interest rate swap agreement are limited to the differential between the fixed rate paid and the variable rate received.

NOTE 6 -- SUPPLEMENTARY CASH FLOW INFORMATION.
Changes in current assets and liabilities, net of the effects of business acquisitions and divestitures and nonrecurring operating charges, in reconciling net loss to net cash used for operations are as follows:

------------------------------------------------------------------------------
                                      Cash Provided By (Used For) Operations
Year Ended December 31,                           1999     1998      1997
------------------------------------------------------------------------------
(In thousands)

(Increase) decrease in:
  Accounts receivable                          $47,418  $16,939  $(25,624)
  Inventories                                    3,994    7,580   (21,296)
  Other current assets                           5,426    8,706     9,905
Increase (decrease) in:
  Trade accounts payable                       (17,194)   2,600    11,449
  Accrued compensation and other
    accrued expenses                           (11,433)  (2,527)    5,258
  Income taxes payable                           1,876      878   ( 1,135)
  Billings in excess of sales                  ( 3,597)     562     7,870
------------------------------------------------------------------------------
Net changes in current assets and liabilities  $26,490  $34,738  $(13,573)
==============================================================================

Cash payments for income taxes totaled $9,300,000, $5,200,000, and $6,100,000 in 1999, 1998, and 1997, respectively. Cash payments for interest in those years totaled $5,700,000, $7,700,000, and $6,400,000, respectively.

Significant noncash investing and financing transactions in 1999 included the acquisition of a business in part for future obligations totaling approximately $3,300,000 and the sale of a subsidiary of the Company in part for a convertible subordinated debenture with a value of $5,797,000. See Note 15. Investing and financing transactions in 1998 that did not require cash included the sale of assets in part for a deferred installment payment of approximately $20,000,000 (see Note 15). Investing and financing transactions in 1997 that did not require cash included the sale of two noncore business units of the Company in part for notes receivable and future royalties totaling $3,950,000.

NOTE 7 -- ACCOUNTS RECEIVABLE.
Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Historically, the Company has not experienced significant losses related to trade receivables from individual customers or from groups of customers in any geographic area, with the exception of the 1994 write-off of a $5,500,000 receivable from a Middle Eastern customer. The Company's total accounts receivable from Middle Eastern customers approximated $20,100,000 at December 31, 1999, and $22,900,000 at December 31, 1998.

Revenues from the U.S. government were $149,300,000 in 1999, $166,100,000 in 1998, and $177,100,000 in 1997, representing approximately 16% of total revenue in all three years. Accounts receivable from the U.S. government was approximately $33,300,000 and $55,200,000 at December 31, 1999 and 1998, respectively. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity and cost-plus award fee contracts, and through commercial sales of products not covered by long-term contracts. Approximately 52% of the Company's 1999 federal government revenues were earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is fully anticipated that these contracts will remain in effect through their expiration, the contracts are subject to termination at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

Accounts receivable includes unbilled amounts of $64,400,000 and $77,400,000 at December 31, 1999 and 1998, respectively. These amounts include amounts due under long-term contracts of approximately $16,400,000 and $25,000,000 at December 31, 1999 and 1998, respectively.

The Company maintained reserves for uncollectible accounts, included in "Accounts receivable" in the consolidated balance sheets at December 31, 1999 and 1998, of $16,100,000 and $13,800,000, respectively.

NOTE 8 -- DEBT AND LEASES.
Short- and long-term debt is summarized as follows:

--------------------------------------------------------------------
December 31,                                     1999      1998
--------------------------------------------------------------------
(In thousands)

Revolving  credit agreement and term  loan    $27,470   $39,461
Australian term loan                            8,141     9,963
Long-term mortgages                            13,402    20,712
Other secured debt                              9,800     9,210
Short-term credit facilities                    3,690     3,312
Other                                             423       555
--------------------------------------------------------------------
Total debt                                     62,926    83,213
Less amounts payable within one year           11,547    23,718
--------------------------------------------------------------------
Total long-term debt                          $51,379   $59,495
====================================================================

Under  the  Company's  January 1997 six year fixed  term  loan  and revolving credit agreement, as amended, available borrowings are determined by the amounts of eligible assets of the Company (the "borrowing base"), as defined in the agreement, primarily accounts
receivable,   with  maximum  availability  of  $100,000,000.    The
$25,000,000 term loan portion of the agreement is due at expiration
of   the  agreement.   Borrowings  are  secured  by  a  pledge   of
substantially all of the Company's assets in the U.S. and certain international receivables. The rate of interest on all borrowings under the agreement is the greater of 7% or the Norwest Bank Minnesota National Association base rate of interest (8.5% at December 31, 1999) plus .625%. The amended agreement contains provisions which will lower the interest rate upon achievement of sustained profitability by the Company. The average effective rate of interest for the period of time in 1999 during which the Company had  outstanding borrowings under this agreement was 8.7% (9.1%  in
1998).  The agreement requires the Company to pay a facility fee at an  annual  rate of .15% of the amount available under  the  credit line, an unused credit line fee at an annual rate of .25% of the average unused portion of the revolving credit line, a letter of credit fee at an annual rate of 1.5% of the undrawn amount of all
outstanding  letters  of  credit, and a  monthly  agency  fee.   At
December 31, 1999, the Company had outstanding borrowings of $27,470,000, the $25,000,000 term loan portion of which was classified as long-term debt in the consolidated balance sheet, and
an   additional  $32,400,000  of  the  available  credit  line  was allocated to support the Company's letters of credit and forward exchange contracts. As of this same date, the borrowing base, representing the maximum available credit under the line, was approximately $69,300,000 ($68,500,000 at February 29, 2000).

The term loan and revolving credit agreement contains certain financial covenants of the Company, including minimum net worth, minimum current ratio, and maximum levels of capital expenditures, and restrictive covenants that limit or prevent various business transactions (including repurchases of the Company's stock, dividend payments, mergers, acquisitions of or investments in other businesses, and disposal of assets including individual businesses, subsidiaries, and divisions) and limit or prevent certain other business changes without approval. The amended agreement has reduced the Company's net worth covenant to $235,000,000 at December 31, 1999, with subsequent reductions to $216,000,000 at March 31, 2000 and $200,000,000 at June 30, 2000. Additionally,
the amended agreement requires the Company to retain the services of an investment banking firm to advise the Company regarding potential partnering arrangements and other alternatives for its computer hardware business.

In August 1995, the Company entered into a term loan agreement with an Australian bank totaling 35,000,000 Australian dollars
(approximately $23,000,000). The loan is payable in varying installments through August 2002 and bears interest at the bank's variable short-term lending rate, which ranged from 5% to 5.15% in 1999 (4.9% to 5.36% in 1998). Letters of credit totaling approximately $8,100,000 are pledged as security under the loan agreement. During 1996, the Company entered into a six year interest rate swap agreement in the amount of the term loan to reduce the risk of increases in interest rates, effectively converting the interest rate on this loan to a fixed rate of 9.58%. In 1998, the fixed pay rate was lowered to 9.18%.

The Company has two long-term mortgages on certain of its European facilities, payable in varying installments through the year 2010. One of the mortgages bears interest at the floating Euro Interbank Offered Rate ("Euribor") plus 1%. Prior to January 1, 1999, interest on this mortgage was based on the Amsterdam Interbank Offering Rate ("AIBOR"). Rates paid on this mortgage ranged from 3.9% to 4.6% in 1999 (4.3% to 4.6% in 1998). The second mortgage, which was entered into in December 1998, bears interest at the United Kingdom base rate plus 1%. Rates paid on this mortgage ranged from 6% to 7.25% in 1999.

In November 1999, the Company entered into an agreement for the sale and leaseback of its European headquarters office building in the Netherlands. The lease has an initial term of ten years with an early termination option after five years. The lease is accounted for as an operating lease in accordance with Statement of Financial Accounting Standards No. 13, Accounting for Leases. The net book value of the building of approximately $9,000,000 has been removed from the Company's books, and the gain realized on the sale of approximately $4,200,000 has been deferred and will be credited to income over the ten year lease term. Payments under the lease, which are denominated in Dutch Guilders, approximate $1,200,000 per year and are included in the future minimum lease payments presented below for the first five years of the lease. A portion of the proceeds from the sale was used to pay off the mortgage on the building. At the date of payment, the outstanding principal on the mortgage was approximately $4,200,000. Interest rates paid on this mortgage, which were based on Euribor in 1999 and AIBOR in 1998, ranged from 3.7% to 4.3% for the period in 1999 during which the mortgage was outstanding and from 4.3% to 4.8% in 1998.

Other secured debt consists of debt to various financial institutions payable in varying installments through 2017 and secured by certain assets of the Company, including facilities and internally used computer software and equipment. In March of 1997, the Company entered into an agreement for the sale and leaseback of one of its facilities. The amount borrowed totals approximately $8,300,000 and is payable over a period of 20 years at an implicit rate of interest of 10.7%. The weighted average interest rate on this and all other secured debt was approximately 10.5% for 1999 and 11% for 1998. In February 2000, the Company entered into a lease termination agreement with the owner of this facility and vacated the premises.

See Note 5 for discussion of fair values of the Company's debt and interest rate swap agreements.

The Company leases various property, plant, and equipment under operating leases as lessee. Rental expense for operating leases was $25,100,000 in 1999, $26,600,000 in 1998, and $30,400,000 in
1997. Subleases and contingent rentals are not significant. Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more are as follows:

--------------------------------------------------------
                                       Operating
                                   Lease Commitments
--------------------------------------------------------
(In thousands)

2000                                    $18,800
2001                                     12,800
2002                                      9,100
2003                                      6,100
2004                                      4,100
Thereafter                               21,700
--------------------------------------------------------
Total future minimum lease payments     $72,600
========================================================

NOTE 9 -- INCOME TAXES.
The components of loss from continuing operations before income taxes are as follows:

-----------------------------------------------------------------------
Year Ended December 31,              1999         1998        1997
-----------------------------------------------------------------------
(In thousands)

U.S.                             $(68,150)    $  6,301    $(43,035)
International                     ( 4,911)     ( 7,029)    ( 6,455)
-----------------------------------------------------------------------
Loss from continuing operations
     before income taxes         $(73,061)    $(   728)   $(49,490)
=======================================================================

Income tax expense consists of the following:

-----------------------------------------------------------------------
Year Ended December 31,              1999         1998        1997
-----------------------------------------------------------------------
(In thousands)

Current benefit (expense):
  Federal                         $(1,327)     $(3,353)    $ 1,400
  International                    (4,128)      (2,552)     (3,845)
-----------------------------------------------------------------------
    Total current                  (5,455)      (5,905)     (2,445)
-----------------------------------------------------------------------
Deferred benefit (expense):
  Federal                             ---          ---      (1,726)
  International                    (   45)      (   95)        171
-----------------------------------------------------------------------
    Total deferred                 (   45)      (   95)     (1,555)
-----------------------------------------------------------------------
Total income tax expense          $(5,500)     $(6,000)    $(4,000)
=======================================================================

Deferred income taxes included in the Company's balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax return purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

--------------------------------------------------------------------------
December 31,                                           1999      1998
--------------------------------------------------------------------------
(In thousands)

Current Deferred Tax Assets (Liabilities):
 Inventory reserves                               $  13,066  $ 13,348
 Vacation pay and other employee benefit accruals     5,841     5,705
 Other financial statement reserves, primarily
   allowances for doubtful accounts and warranty      9,142    10,333
 Profit on uncompleted sales contracts             (    806)    3,074
 Other current tax assets and liabilities, net        3,435   ( 1,298)
--------------------------------------------------------------------------
                                                     30,678    31,162
 Less asset valuation allowance                    ( 28,445)  (28,344)
--------------------------------------------------------------------------
 Total net current asset   (1)                        2,233     2,818
--------------------------------------------------------------------------

Noncurrent Deferred Tax Assets (Liabilities):
 Net operating loss and tax credit carryforwards:
   U.S. federal and state                            69,895    56,636
   International operations                          39,446    43,555
 Depreciation                                      (  1,495)  ( 8,116)
 Capitalized software development costs            (  7,704)  ( 7,281)
 Other noncurrent tax assets and liabilities, net     3,639     3,194
--------------------------------------------------------------------------
                                                    103,781    87,988
 Less asset valuation allowance                    (106,401)  (91,130)
--------------------------------------------------------------------------
 Total net noncurrent liability                    (  2,620)  ( 3,142)
--------------------------------------------------------------------------
Net deferred tax liability                        $(    387) $(   324)
==========================================================================
(1) Included in "Other current assets" in the consolidated balance sheets.

The valuation allowance for deferred tax assets, which consists primarily of reserves against the tax benefit of net operating loss carryforwards, increased by $15,372,000 in 1999 due to increases in deferred tax assets of $6,159,000 arising from changes in deductible temporary differences and an increase of $9,150,000 in the benefit from net operating loss carryforwards. If realized, these reserved tax benefits will be applied to reduce income tax expense in the year of realization.

Net operating loss carryforwards are available to offset future earnings within the time periods specified by law. At December 31, 1999, the Company had a U.S. federal net operating loss carryforward of approximately $159,000,000 expiring from 2009 through 2020. International net operating loss carryforwards total approximately $107,000,000 and expire as follows:

-------------------------------------------------------
                                  International
                                Net Operating Loss
December 31, 1999                 Carryforwards
-------------------------------------------------------
(In thousands)

Expiration:
3 years or less                     $ 21,000
4 to 5 years                          16,000
6 to 10 years                          3,000
Unlimited carryforward                67,000
-------------------------------------------------------
Total                               $107,000
=======================================================

Additionally, the Company has $3,500,000 of U.S. alternative minimum tax credit carryforward which has no expiration date. U.S. research and development tax credit carryforwards of $7,800,000 are available to offset regular tax liability through 2012.

A reconciliation from income tax benefit at the U.S. federal statutory tax rate of 35% to the Company's income tax expense for continuing operations is presented below. There was no material income tax benefit or expense related to the Company's discontinued operation.

------------------------------------------------------------------------------
Year Ended December 31,                           1999      1998      1997
------------------------------------------------------------------------------
(In thousands)

Income tax benefit at federal statutory rate  $ 25,571   $   255  $ 17,322
Alternative minimum tax                            453    (  453)      ---
Tax effects of international operations, net   (10,417)   (6,760)  ( 4,828)
Tax effect of U.S. tax loss carried forward    (20,607)    5,107   (18,019)
Prior year taxes                               (   762)   (2,482)    1,165
Other - net                                        262    (1,667)      360
------------------------------------------------------------------------------
Income tax expense                            $( 5,500)  $(6,000) $( 4,000)
==============================================================================

The Company does not provide for federal income taxes or tax benefits on the undistributed earnings or losses of its international subsidiaries because earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. At December 31, 1999, the Company had not provided federal income taxes on earnings of individual international subsidiaries of approximately $22,000,000. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in the various international jurisdictions. Determination of the related amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $600,000 would be payable if all previously unremitted earnings as of December 31, 1999 were remitted to the U.S. company.

NOTE 10 -- STOCK-BASED COMPENSATION PLANS.
The Intergraph Corporation 1997 Stock Option Plan was approved by shareholders in May 1997. Under this plan, the Company reserved a total of 3,000,000 shares of common stock to grant as options to key employees. In May 1999, the plan was amended to increase the number of shares of common stock that may be issued pursuant to the plan by 2,000,000 shares. Options may be granted at fair market value or at a price less than fair market value on the date of grant. Options are not exercisable prior to twenty four months from the date of grant or later than ten years after the date of grant. At December 31, 1999, 2,654,937 shares were available for future grants.

The Intergraph Corporation Nonemployee Director Stock Option Plan was approved by shareholders in May 1998. The Company has reserved a total of 250,000 shares of common stock to grant as options under this plan. The exercise price of each option granted is the fair market value on the date of grant. Options are not exercisable prior to one year from the date of grant or later than ten years after the date of grant. Upon approval of this plan, members of the Company's Board of Directors who were not otherwise employed by the Company were granted options to purchase 3,000 shares of the Company's common stock. Any new nonemployee director will similarly be granted an option to purchase 3,000 shares of common stock upon his or her first election to the Board. At each annual meeting of shareholders, each nonemployee director re-elected to the Board is granted an option to purchase 1,500 shares of the Company's common stock. Options to purchase 4,500 and 12,000 shares of the Company's common stock were granted in 1999 and 1998, respectively, under this plan. At December 31, 1999, 233,500 shares were available for future grants.

Under the 1995 Employee Stock Purchase Plan, 3,200,000 shares of common stock were made available for purchase through a series of five consecutive annual offerings each June beginning June 1, 1995. In order to purchase stock, each participant may have up to 10% of his or her pay, not to exceed $25,000 in any offering period, withheld through payroll deductions. All full time employees, except members of the Administrative Committee of the Plan, are eligible to participate. The purchase price of each share is 85% of the closing market price of the Company's common stock on the last pay date of each calendar month. Employees purchased 557,713, 464,230, and 432,263 shares of stock in 1999, 1998, and 1997, respectively, under the 1995 plan. At December 31, 1999, 1,201,521 shares were available for future purchases. The Company's Board of Directors has approved a successor plan with substantially the same terms as the 1995 plan which will be voted upon at the Annual Meeting of Shareholders in May 2000.

As allowed under the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company has elected to apply Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based plans. Accordingly, the Company has recognized no compensation expense for these plans. Had the Company accounted for its stock-based compensation plans based on the fair value of awards at grant date consistent with the methodology of SFAS 123, the Company's net loss and loss per share would have been increased as indicated below. The effects of applying SFAS 123 on a pro forma basis for the three year period ended December 31, 1999 are not likely to be representative of the effects on reported pro forma net income (loss) for future years as options vest over several years and as it is anticipated that additional grants will be made in future years.

------------------------------------------------------------------------
Year Ended December 31,                 1999        1998        1997
------------------------------------------------------------------------
(In thousands except per share amounts)

Net loss             As reported    $(71,577)   $(19,634)   $(70,237)
                     Pro forma      $(74,018)   $(21,496)   $(72,497)

Basic and diluted
  loss per share     As reported    $(  1.46)   $(   .41)   $(  1.46)
                     Pro forma      $(  1.51)   $(   .44)   $(  1.51)
========================================================================

Under the methodology of SFAS 123, the fair value of the Company's fixed stock options was estimated at the date of grant using the Black-Scholes option pricing model. The multiple option approach was used, with assumptions for expected option life of 1.38 years after vest date in all three years and 48% expected volatility for the market price of the Company's stock in 1999 (45% in 1998 and 43% in 1997). Dividend yield is excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations. Risk free interest rates were determined separately for the grants in each year and are as follows:

----------------------------------------------
                 Risk Free Interest Rates
Expected Life    ------------------------
 (in years)      1999      1998      1997
----------------------------------------------

   2.38         5.64%     4.13%      ---
   3.38         5.73%     4.19%     6.28%
   4.38         5.87%     4.28%     6.38%
   5.38         6.00%     4.40%     6.34%
   6.38         6.07%     4.53%     6.46%
==============================================

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

The weighted average grant date fair values of options granted to employees during 1999, 1998, and 1997 were $2.49, $2.37, and $3.66, respectively, under the 1997 and Nonemployee Director stock option plans and $.82, $1.12, and $1.29, respectively, under the 1995 stock purchase plan.

Activity in the Company's fixed stock option plans for each year in the three year period ended December 31, 1999 is summarized as follows:

----------------------------------------------------------------------------------------------------------
                                        1999                      1998                       1997
                              -----------------------   ----------------------     -----------------------
                                         Weighted                  Weighted                   Weighted
                                          Average                   Average                    Average
                              Shares   Exercise Price   Shares   Exercise Price    Shares   Exercise Price
----------------------------------------------------------------------------------------------------------

Outstanding at beginning
  of year                   3,587,173     $ 7.63      2,259,923     $ 9.61       1,831,417     $10.38
Granted at fair value         220,500       5.17      1,733,000       5.41         672,250       7.99
Exercised                    ( 16,750)      1.27            ---        ---        ( 40,187)      8.23
Expired                           ---        ---            ---        ---        ( 30,000)     16.00
Forfeited                    (240,627)      8.34       (405,750)      9.21        (173,557)     10.65
----------------------------------------------------------------------------------------------------------
Outstanding at end of year  3,550,296     $ 7.46      3,587,173     $ 7.63       2,259,923     $ 9.61
==========================================================================================================

Exercisable at end of year  1,044,111     $10.22        728,171     $10.22         540,922     $ 9.62
==========================================================================================================

Further information relating to stock options outstanding at December 31, 1999 is as follows:

----------------------------------------------------------------------------------------------
                                      Options Outstanding                Options Exercisable
                           ------------------------------------------ ------------------------
                                     Weighted Average    Weighted                 Weighted
                                         Remaining        Average                  Average
Range of Exercise Prices    Number   Contractual Life  Exercise Price   Number  Exercise Price
----------------------------------------------------------------------------------------------
 $ 5.063 to $ 6.969        1,878,500      8.87 years       $ 5.36           ---          ---
 $ 7.00  to $ 9.50           841,786      6.37 years         8.52       422,976       $ 8.87
 $10.125 to $12.25           830,010      5.60 years        11.12       621,135        11.15
----------------------------------------------------------------------------------------------
                           3,550,296      7.51 years       $ 7.46     1,044,111       $10.22
==============================================================================================

Options exercised during 1999 with a weighted average exercise price of $1.27 per share were granted in 1995 as the result of a business acquisition in which the Company assumed the total shares and price obligations under the acquired company's stock option plans. As of December 31, 1999, all of the options assumed as a result of this business acquisition have either been exercised or cancelled. All option grants during the three year period ended December 31, 1999 were at the fair market value of the Company's stock on the date of grant.

NOTE 11 -- EMPLOYEE BENEFIT PLANS.
The Intergraph Corporation Stock Bonus Plan was established in 1975 to provide retirement benefits to substantially all U.S. employees. Effective January 1, 1987, the Company amended the Plan to qualify it as an employee stock ownership plan (ESOP). The Company made contributions to the Plan in amounts determined at the discretion of the Board of Directors, and the contributions were funded with Company stock. Amounts were allocated to the accounts of participants based on compensation. Benefits are payable to participants subject to the vesting provisions of the Plan. The Company has not made a contribution to the Plan since 1991.

In 1990, the Company established the Intergraph Corporation SavingsPlus Plan, an employee savings plan qualified under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. employees. Employees can elect to contribute up to 15% of their compensation to the Plan. The Company matches 50% of employee contributions up to 6% of each employee's compensation. Cash contributions by the Company to the Plan were $4,143,000, $5,082,000, and $5,148,000, in 1999, 1998, and 1997, respectively.

The Company maintains various retirement benefit plans for employees of its international subsidiaries, primarily defined contribution plans that cover substantially all employees. Contributions to the plans are made in cash and are allocated to the accounts of participants based on compensation. Benefits are payable based on vesting provisions contained in each plan. Contributions to the plans were $2,873,000, $3,110,000, and $3,244,000 in 1999, 1998, and 1997, respectively.

NOTE 12 -- SEGMENT INFORMATION.
The Company's operating segments are Intergraph Computer Systems ("ICS"), Intergraph Public Safety, Inc. ("IPS"), and the Software
and   Federal  Systems  ("Federal")  business  (collectively,   the
Software  and Federal businesses form what is termed "Intergraph").
On October 31, 1999, the Company sold its VeriBest operating segment and, accordingly, its operating results are reflected in
"Loss from discontinued operation, net of income taxes" in the Company's consolidated statements of operations for each year in the three
year period ended   December  31,  1999.   A  complete  description
of this transaction and its impact on the Company's results of operations and financial position, including summarized financial information for each year in the three year period ended December 31, 1999, is included in Note 4.

The Company's reportable segments are strategic business units which are organized by the types of products sold and the specific markets served. They are managed separately due to unique technology and marketing strategy resident in each of the Company's markets.

ICS supplies high performance Windows NT-based graphics workstations, 3D graphics subsystems, and specialty servers. IPS develops, markets, and implements systems for the public safety and utilities industries. Intergraph supplies software and solutions, including hardware purchased from ICS, consulting, and services to the process and building and infrastructure industries and provides services and specialized engineering and information technology to support Federal government programs.

The Company evaluates performance of the operating segments based on revenue and income from operations. The accounting policies of the reportable segments are the same as those described in Note 1. Sales among the operating segments, the most significant of which are sales of hardware products and maintenance from ICS to the other segments, are accounted for under a transfer pricing policy. Transfer prices approximate prices that would be charged for the same or similar property to similarly situated unrelated buyers. In the U.S., intersegment sales of products and services to be used for internal purposes are charged at cost. For international subsidiaries, transfer price is charged on intersegment sales of products and services to be used for either internal purposes or sale to customers.

The following table sets forth revenues and operating income (loss) by operating segment for the years ended December 31, 1999 and 1998, together with supplementary information related to depreciation and amortization expense attributable to the operating segments.

--------------------------------------------------------------
Year Ended December 31,               1999           1998
--------------------------------------------------------------
(In thousands)

Revenues:
ICS:
   Unaffiliated customers       $  214,476     $  229,005
   Intersegment revenues           117,631        218,103
--------------------------------------------------------------
                                   332,107        447,108
--------------------------------------------------------------
IPS:
   Unaffiliated customers           84,932         87,881
   Intersegment revenues            11,333          5,537
--------------------------------------------------------------
                                    96,265         93,418
--------------------------------------------------------------
Intergraph Software:
   Unaffiliated customers          462,492        520,714
   Intersegment revenues            13,860         10,819
--------------------------------------------------------------
                                   476,352        531,533
--------------------------------------------------------------
Intergraph Federal:
   Unaffiliated customers          152,980        167,407
   Intersegment revenues             6,817          4,081
--------------------------------------------------------------
                                   159,797        171,488
--------------------------------------------------------------
                                 1,064,521      1,243,547
--------------------------------------------------------------
Eliminations                      (149,641)      (238,540)
--------------------------------------------------------------
Total revenues                  $  914,880     $1,005,007
==============================================================

--------------------------------------------------------------
Year Ended December 31,               1999           1998
--------------------------------------------------------------
(In thousands)

Operating income (loss) before nonrecurring charges:

ICS (1)                           $(44,808)      $(71,166)
IPS                                 10,759          6,236
Intergraph Software                  9,157         13,792
Intergraph Federal                  12,371        ( 2,953)
Corporate                          (39,323)       (31,564)
--------------------------------------------------------------
Total                             $(51,844)      $(85,655)
==============================================================
(1) ICS's 1999 operating loss includes a $7,000,000 nonrecurring charge for an inventory write-down which is included as a component of "Cost of revenues - systems" in the consolidated statement of operations.

--------------------------------------------------------------
Depreciation and amortization expense:

ICS                                $ 5,239        $10,314
IPS                                  5,915          5,099
Intergraph Software                 28,873         30,171
Intergraph Federal                   2,886          3,003
Corporate                            2,180          2,294
--------------------------------------------------------------
Total depreciation and amortization
  expense from continuing
  operations                       $45,093        $50,881
==============================================================

Amounts included in the "Corporate" category consist of general corporate expenses, primarily general and administrative expenses remaining after charges to the operating segments based on segment usage of those services. Included in these amounts are legal fees of $18,470,000 and $10,650,000, respectively, for 1999 and 1998.

Significant profit and loss items for 1999 that were not allocated to the segments and not included in the analysis above include an $8,562,000 charge for an arbitration settlement with Bentley Systems, Inc. (see Note 13), an $11,505,000 gain on the sale of a subsidiary (see Note 15), and nonrecurring operating charges of $15,596,000 (see Note 3). Such items for 1998 include gains on sales of assets of $112,533,000 (see Note 15) and nonrecurring operating charges of $15,343,000 (see Note 3).

The Company does not evaluate performance or allocate resources based on assets and, as such, it does not prepare balance sheets for its operating segments, other than those of its wholly-owned subsidiaries.

Effective January 1, 1999, the Utilities business of Intergraph Software was merged into IPS. Additionally, in 1999, hardware maintenance revenues, previously attributed exclusively to ICS, were attributed to the selling segment entities with ICS receiving transfer price revenue for services provided to other operating segments. The Company's 1998 segment information has been restated to reflect both of these operational changes.

The operating segment information model used for 1998 and 1999 differs significantly from those utilized in prior years, specifically in the institution of a transfer pricing system in 1998 and in the attribution of revenues to its ICS and Software operating segments in sales transactions where both hardware and software, and perhaps attendant services, are sold to a single customer. The Company has found it impractical to restate segment information for years prior to 1998 to reflect the current reporting model, since such a restatement would involve a transaction-by-transaction analysis.

Revenues from the U.S. government were $149,300,000 in 1999, $166,100,000 in 1998, and $177,100,000 in 1997, representing approximately 16% of total revenue in all three years. The majority of these revenues are attributed to the Federal unit of the Intergraph operating segment. The U.S. government was the only customer accounting for more than 10% of consolidated revenue in each year in the three year period ended December 31, 1999.

International markets, particularly Europe and Asia, continue in importance to the industry and to each of the Company's operating
segments.   The  Company's operations are subject  to  and  may  be
adversely affected by a variety of risks inherent in doing business internationally, such as government policies or restrictions, currency exchange fluctuations, and other factors. Following is a summary of external revenues and long-lived assets by principal geographic area. For purposes of this presentation, revenues are
attributed  to geographic areas based on customer location.   Long-
lived assets include property, plant, and equipment, investments in affiliates, and other noncurrent assets. Assets have been allocated to geographic areas based on their physical location.

------------------------------------------------------------------------------
                                 Revenues                  Long-lived Assets
------------------------------------------------------------------------------
                        1999       1998       1997      1999     1998     1997
------------------------------------------------------------------------------
(In thousands)

United States       $438,649 $  488,908 $  512,429  $130,762 $139,128 $152,184
Europe               285,548    308,118    345,167    24,194   40,878   41,467
Asia Pacific          98,773    105,860    131,178    14,167   17,975   21,304
Other International   91,910    102,121    106,851     3,878    3,468    4,010
------------------------------------------------------------------------------
Total               $914,880 $1,005,007 $1,095,625  $173,001 $201,449 $218,965
==============================================================================

NOTE 13 -- RELATED PARTY TRANSACTIONS.
Bentley Systems, Inc.: The Company maintains an equity ownership position in Bentley Systems, Inc. ("BSI"), the developer and owner of MicroStation, a software product utilized in many of the Company's software applications and for which the Company serves as a nonexclusive distributor. Under the Company's distributor agreement with BSI, the Company purchases MicroStation products for resale to third parties. The Company's purchases from BSI totaled $2,978,000 in 1999, $1,339,000 in 1998, and $5,656,000 in 1997.
Net receivables from or payables to BSI at December 31, 1999 and 1998 were insignificant.

In second quarter 1997, the Company received notice of the adverse determination of an arbitration proceeding with BSI. The arbitrator's award against the Company was in the amount of $6,126,000 and is included in "Arbitration settlements" in the consolidated statement of operations for the year ended December 31, 1997. Approximately $5,835,000 in fees otherwise owed the Company by BSI were offset against the amount awarded to BSI.

In first quarter 1999, the Company entered into an arbitration settlement agreement with BSI under which the Company made payment of $12,000,000 and transferred to BSI ownership of three million of the shares of BSI's Class A common stock owned by the Company. The transferred shares were valued at approximately $3,500,000 on the Company's books, and the Company's investment in BSI (reflected in "Investments in affiliates" in the Company's consolidated balance sheets) was reduced accordingly. As a result of the settlement, Intergraph's equity ownership in BSI was reduced from approximately 50% to 33%. Additionally, the Company had a $1,200,000 net receivable from BSI relating to business conducted prior to January 1, 1999 which was written off in connection with the settlement. The Company recorded a nonoperating charge to earnings of $8,562,000 in connection with this settlement, representing the portion of settlement costs not previously accrued. This charge is included in "Arbitration settlements" in the consolidated statement of operations for the year ended December 31, 1999.

See "Arbitration Settlements" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 22 to 23 of this annual report for further discussion of the Company's arbitration proceedings and business relationship with BSI.

Carl Zeiss B.V: Carl Zeiss B.V. ("Carl Zeiss"), a manufacturer of aerial cameras and photogrammetric scanning systems, has a 40% ownership interest in Z/I Imaging Corporation ("Z/I Imaging"), a 60%-owned and consolidated subsidiary of the Company which was formed on October 1, 1999. See Note 15 for a discussion of the formation of Z/I Imaging. Z/I Imaging and Carl Zeiss are party to various license, supply, and reseller agreements, under which the two companies sell products and services to each other. During the three month period ended December 31, 1999, Z/I Imaging's inventory purchases from Carl Zeiss totaled $1,770,000. Sales to Carl Zeiss during this period were not material. Z/I Imaging's net payable to Carl Zeiss at December 31, 1999 was $2,946,000.

Loan Program for Executive Officers: In order to encourage retention of Company stock by executive officers, the Company adopted a loan program effective January 1993, under which executive officers could borrow from the Company, on an unsecured basis, an amount not exceeding (1) the market value of the common stock of the Company owned by any such executive officer, and/or
(2) the net value (market price less exercise price) of exercisable stock options owned by any such executive officer. Interest was charged on these loans at the prevailing prime rate. Prior to the April 30, 1998 expiration of the loan program, James W. Meadlock, Chairman of the Board and former Chief Executive Officer of the Company, was indebted to the Company in the maximum amount of $6,129,000 under the program. Mr. Meadlock repaid his loan in full on November 21, 1997.

NOTE 14 -- SHAREHOLDER RIGHTS PLAN.
On August 25, 1993, the Company's Board of Directors adopted a Shareholder Rights Plan. As part of this plan, the Board of Directors declared a distribution of one common stock purchase right (a "Right") for each share of the Company's common stock outstanding on September 7, 1993. Each Right entitles the holder to purchase from the Company one common share at a price of $50, subject to adjustment. The Rights are not exercisable until the occurrence of certain events related to a person or a group of affiliated or associated persons acquiring, obtaining the right to acquire, or commencing a tender offer or exchange offer, the consummation of which would result in beneficial ownership by such a person or group of 15% or more of the outstanding common shares of the Company. Rights will also become exercisable in the event of certain mergers or an asset sale involving more than 50% of the Company's assets or earnings power. Upon becoming exercisable, each Right will allow the holder, except the person or group whose action has triggered the exercisability of the Rights, to either buy securities of Intergraph or securities of the acquiring company, depending on the form of the transaction, having a value of twice the exercise price of the Rights. The Rights trade with the Company's common stock. The Rights are subject to redemption at the option of the Board of Directors at a price of $.01 per Right until the occurrence of certain events, and are exchangeable for the Company's common stock at the discretion of the Board of Directors under certain circumstances. The Rights expire on September 7, 2003.

NOTE 15 -- ACQUISITIONS AND DIVESTITURES.
In January 1999, the Company acquired the assets of PID, an Israeli software development company, for $5,655,000. At closing, the Company paid $2,180,000 in cash, with the remainder due in varying installments through February 2002. The accounts and results of operations of PID have been combined with those of the Company since the date of acquisition using the purchase method of accounting. This acquisition did not materially affect the Company's results of operations for 1999.

In April 1999, the Company sold InterCAP Graphics Systems, Inc., a wholly-owned subsidiary, to Micrografx Inc., a global provider of enterprise graphics software, for $12,150,000, consisting of $3,853,000 in cash received at closing, deferred payments received in September and October 1999 totaling $2,500,000, and a $5,797,000 convertible subordinated debenture due March 2002 (included in "Other assets" in the December 31, 1999 consolidated balance sheet). The resulting gain on this transaction of $11,505,000 is included in "Gains on sales of assets" in the consolidated statement of operations for the year ended December 31, 1999. InterCAP's revenues and losses for 1998 were $4,660,000 and $1,144,000, respectively, ($3,600,000 and $1,853,000 for 1997).
Assets of the subsidiary at December 31, 1998 totaled $1,550,000. The subsidiary did not have a material effect on the Company's results of operations for the period in 1999 prior to its sale.

Effective October 1, 1999, the Company contributed operating and financial assets with a total net book value of approximately
$5,000,000 (including cash of $1,800,000) to Z/I Imaging Corporation, a newly formed corporation which supplies end-to-end photogrammetry solutions for front-end data collection to mapping related and engineering markets, in exchange for a 60% ownership interest in the new company. Additionally, Carl Zeiss B.V. contributed assets and liabilities with a net book value of approximately $4,000,000 (including cash of $11,732,000) to the new company in exchange for a 40% ownership interest. Z/I Imaging's assets, liabilities and results of operations are included in the Company's consolidated financial statements. Carl Zeiss's minority interest in earnings and equity of this subsidiary are immaterial to the Company's consolidated operating results and financial position. See Note 13 for a discussion of transactions between Z/I Imaging and Carl Zeiss during the fourth quarter of 1999.

See Note 4 for a discussion of the Company's October 1999 sale of VeriBest, Inc.

The Company filed a legal action in August 1995 seeking to dissolve and wind up its business arrangement with Zydex, Inc., a company with which it jointly developed its plant design software application ("PDS"), and seeking an order allowing the Company to continue the business of that arrangement without further responsibility or obligation to Zydex. In November 1995, Zydex filed a counterclaim against the Company alleging wrongful dissolution of the business relationship and seeking both sole ownership of PDS and significant compensatory and punitive damages. In September 1997, the Court issued an order resolving all disputed issues and requiring the parties to settle, and dismissed the case. A closing of the final settlement agreement occurred on January 15, 1998. The final settlement included the purchase by Intergraph of 100% of the common stock of Zydex for $26,300,000, with $16,000,000 paid at closing of the agreement and the remaining amount payable in 15 equal monthly installments, including interest. In March 1998, the Company prepaid in full the remaining amount payable to Zydex. The former owner of Zydex retains certain rights to use, but not sell or sublicense, PDS products for a period of 15 years following the date of closing. In addition to the purchase price of the common stock, the Company was required to pay additional royalties to Zydex in the amount of $1,000,000 at closing of the agreement. These royalties were included in the Company's 1997 results of operations. The first quarter 1998 cash payments to Zydex were funded by the Company's primary lender and by proceeds from the sale of the Company's Solid Edge and Engineering Modeling System product lines. The Company accounted for the acquisition as the purchase of PDS software rights and is amortizing those rights over an estimated useful life of seven years. The unamortized balance, approximately $18,800,000 at December 31, 1999, is included in "Other assets" in the consolidated balance sheet. PDS is currently the Company's highest volume software offering, representing approximately 28% of total software sales for 1999.

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

In November 1998, the Company sold substantially all of its U.S. manufacturing inventory and assets to SCI Technology Inc. ("SCI"), a wholly-owned subsidiary of SCI Systems, Inc., and SCI assumed responsibility  for  manufacturing  of  substantially  all  of  the
Company's   hardware  products.   The  total  purchase  price   was
$62,404,000,  $42,485,000 of which was received during  the  fourth
quarter   of  1998.   The  final  purchase  price  installment   of
$19,919,000 (included in "Other current assets" in the December 31, 1998 consolidated balance sheet) was received on January 12, 1999. The Company's gain on this transaction of $1,491,000 is included in "Gains on sales of assets" in the 1998 consolidated statement of operations. As part of this transaction, SCI retained the option to sell to the Company any inventory included in the initial purchase which had not been utilized in the manufacture and sale of finished goods within six months of the date of the sale (the "unused inventory"). On June 30, 1999, SCI exercised this option and sold to the Company unused inventory having a value of approximately $10,200,000 in exchange for a cash payment of $2,000,000 and a short-term installment note payable in the principal amount of $8,200,000. This note was paid in three monthly installments concluding October 1, 1999 and bore interest
at  a  rate  of  9%.   The Company's payments to  SCI  were  funded
primarily with existing cash balances. For a complete description of the SCI transaction and its impact on operating results and cash flows, see "SCI" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 19 of this annual report.


NOTE 16 - SUMMARY OF QUARTERLY INFORMATION - UNAUDITED.

-----------------------------------------------------------------------------
Quarter Ended                   March 31    June 30   Sept. 30    Dec. 31
-----------------------------------------------------------------------------
(In thousands except per share amounts)

Year ended December 31, 1999:
Revenues                        $244,610   $227,076   $220,548   $222,646
Gross profit                      78,926     75,420     57,585     78,004
Loss from continuing operations  (15,475)   ( 9,648)   (43,534)   ( 9,904)
Net income (loss)                (17,558)   (12,092)   (45,501)     3,574
Loss from continuing operations
  per share - basic and diluted  (   .32)   (   .20)   (   .89)   (   .20)
Net income (loss) per share -
  basic and diluted              (   .36)   (   .25)   (   .93)       .07
Weighted average shares
  outstanding - basic and
  diluted                         48,697     48,831     48,971     49,121

Year ended December 31, 1998:
Revenues                        $238,913   $240,567   $247,089   $278,438
Gross profit                      75,108     73,351     74,700     87,984
Income (loss) from continuing
  operations                      54,324    (17,305)   (24,379)   (19,368)
Net income (loss)                 49,442    (20,988)   (27,173)   (20,915)
Income (loss) from continuing
  operations per share -
  basic and diluted                 1.13    (   .36)   (   .50)   (   .40)
Net income (loss) per share -
  basic and diluted                 1.03    (   .43)   (   .56)   (   .43)
Weighted average shares
  outstanding - basic and
  diluted                         48,219     48,311     48,416     48,547
==========================================================================

On October 31, 1999, the Company sold its VeriBest, Inc. operating segment. Accordingly, the gain on the sale as well as the results of operations for this operating segment have been excluded from continuing operations for all periods presented.

First quarter 1999 losses included an $.18 per share charge for settlement of the Company's arbitration proceedings with Bentley Systems, Inc. Second quarter 1999 results included a $.24 per share gain on the sale of a subsidiary company and a $.05 per share nonrecurring operating charge for the resizing of the Company's European computer hardware sales organization. Third quarter 1999 losses included nonrecurring operating charges of $.43 per share for the cost of actions taken during the quarter to reduce expenses in the Company's unprofitable business units and restructure the Company to fully support the vertical markets in which the Company operates. These actions included eliminating approximately 400 positions worldwide, consolidating offices, completing the worldwide vertical market alignment of the sales force, and narrowing the focus of the Company's ICS business unit to high-end workstations, specialty servers, digital video products and 3D graphics cards. The fourth quarter 1999 loss from continuing operations was offset by the $.29 per share gain on the sale of VeriBest.

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

              REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Intergraph Corporation


We have audited the accompanying consolidated balance sheets of Intergraph Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intergraph Corporation and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                         /s/ Ernst & Young LLP
Birmingham, Alabama
January 27, 2000


DIVIDEND POLICY

The Company has never declared or paid a cash dividend on its common stock. It is the present policy of the Company's Board of Directors to retain all earnings to finance the Company's operations. In addition, payment of dividends is restricted by the Company's term loan and revolving credit agreement.

PRICE RANGE OF COMMON STOCK

Since April 1981, Intergraph common stock has traded on The Nasdaq Stock Market under the symbol INGR. As of January 31, 2000, there were 49,252,406 shares of common stock outstanding, held by 4,427 shareholders of record. The following table sets forth, for the periods indicated, the high and low sale prices of the Company's common stock as reported on The Nasdaq Stock Market.

----------------------------------------------------------------
                          1999                   1998
Period               High      Low         High        Low
----------------------------------------------------------------
First Quarter     $ 7 1/4     $4 29/32    $10 3/16   $8 1/4
Second Quarter     10 1/4      6           10 9/16    7 3/16
Third Quarter       7 15/16    4 3/8        8 5/8     5 1/2
Fourth Quarter      5 13/16    3 3/16       7         4 11/16
================================================================

TRANSFER AGENT AND REGISTRAR

Harris Trust and Savings Bank
Shareholder Services Division
311 W. Monroe Street, 11th Floor
P. O. Box A3504
Chicago, IL 60690-3504
(312) 360-5116

CORPORATE COUNSEL

Lanier Ford Shaver & Payne P.C.
200 West Side Square, Suite 5000
Huntsville, AL 35801

INDEPENDENT AUDITORS

Ernst & Young LLP
1900 AmSouth/Harbert Plaza
Birmingham, AL 35203

FORM 10-K

A copy of the Company's Form 10-K filed with the Securities and Exchange Commission is available without charge upon written request to Shareholder Relations, Intergraph Corporation,
Huntsville, AL 35894-0001.

ANNUAL MEETING

The annual meeting of Intergraph Corporation will be held May 18, 2000, at the Corporate offices in Huntsville, Alabama.


BOARD MEMBERS AND OFFICERS
---------------------------------------------------------------------------

Board of Directors        Executive Vice Presidents     Vice Presidents


James W. Meadlock         Graeme J. Farrell             Theron E. Anders
Chairman of the Board
                          Penman R. Gilliam             Henry J. Dipietro
James F. Taylor Jr.
Chief Executive Officer   Lewis N. Graham Jr.           Thomas J. Doran

Robert E. Thurber         Stephen J. Phillips           Aggie L. Frizzell
Executive Vice President
                          Preetha R. Pulusani           Rune Kahlbom
Larry J. Laster
                          William E. Salter             Robert L. Kuehlthau
Thomas J. Lee
                          K. David Stinson Jr.          Robert Patience
Sidney L. McDonald
                          John W. Wilhoite              Gerhard Sallinger
                          Chief Financial Officer
                                                        James H. Slate
                          Edward A. Wilkinson
                                                        Richard L. Watson
                          Manfred Wittler
                                                        Eugene H. Wrobel
                                                        Treasurer

                                                        SECRETARY

                                                        John R. Wynn