Form 10-K, Exhibit 13
period 2000-12-31
INTERGRAPH CORP
filed 2001-03-26
CIK 351145

Five-Year Financial Summary

------------------------------------------------------------------------------
                               2000     1999       1998       1997       1996
------------------------------------------------------------------------------
(In   thousands  except  per share amounts)


Revenues                   $690,454 $914,880 $1,005,007 $1,095,625 $1,065,806
Reorganization charges        8,498   15,596     15,343      1,095     10,545
Loss from operations        (23,641) (67,440)  (100,998)   (38,242)   (52,556)
Gains on sales of assets     49,546   13,223    112,533      4,858     11,173
Income (loss) from
  continuing operations      10,095  (78,561)  (  6,728)   (53,490)   (54,246)
Discontinued operation (1)      ---    6,984   ( 12,906)   (16,747)   (14,866)
Net income (loss)            10,095  (71,577)  ( 19,634)   (70,237)   (69,112)
Net income (loss) from
  continuing operations
  per  share, basic and
  diluted                       .20  (  1.60)   (   .14)   (  1.11)   (  1.15)
Net income (loss) per share,
  basic and diluted             .20  (  1.46)   (   .41)   (  1.46)   (  1.46)
Working capital             184,051  168,307    216,520    204,534    230,804
Total assets                514,908  584,944    695,974    720,989    756,347
Total debt                   31,030   62,926     83,213    104,665     65,644
Shareholders' equity       $278,000 $276,700 $  355,332 $  368,783 $  447,263




(1) On October 31, 1999, the Company sold its VeriBest, Inc. operating segment. Accordingly, the gain on the sale and the results of operations for VeriBest through the date of sale have been reflected as discontinued operations in the consolidated statements of operations. VeriBest provided software design tools and services to the electronics design automation market. See Note 4 of Notes to Consolidated Financial Statements contained in this annual report for a complete discussion of this transaction and its impact on the Company's results of operations and financial position.





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



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Summary. The following summarized financial data sets forth the results of operations of the Company for each year in the three year period ended December 31, 2000. The complete consolidated financial statements of the Company, including footnote disclosures, are presented on pages 33 to 60 of this annual report.

--------------------------------------------------------------------
                                  2000      1999      1998
--------------------------------------------------------------------
(In millions except per share amounts)

Revenues                          $690      $915    $1,005
Cost of revenues                   438       625       694
--------------------------------------------------------------------
Gross profit                       252       290       311

Operating expenses                 267       342       397
Reorganization charges               9        15        15
--------------------------------------------------------------------
Loss from operations               (24)    (  67)     (101)

Interest expense                   ( 4)    (   6)     (  8)
Arbitration settlement             ---     (   8)      ---
Gains on sales of assets            50        13       113
Other income (expense) - net       ( 3)    (   4)     (  5)
--------------------------------------------------------------------
Income (loss) from continuing
  operations before income taxes
  and minority interest             19     (  72)     (  1)
Income tax expense                 ( 6)    (   6)     (  6)
--------------------------------------------------------------------
Income (loss) from continuing
  operations before minority
  interest                          13     (  78)     (  7)
Minority interest                  ( 3)    (   1)      ---
--------------------------------------------------------------------
Income (loss) from
  continuing operations             10     (  79)     (  7)
Discontinued operation (VeriBest)  ---         7      ( 13)
--------------------------------------------------------------------
Net income (loss)                 $ 10    $(  72)    $( 20)
====================================================================
Net income (loss) from continuing
  operations per share,
  basic and diluted               $.20    $(1.60)    $(.14)
Net income (loss) per share,
  basic and diluted               $.20    $(1.46)    $(.41)
====================================================================

In fourth quarter 1999, the Company sold its VeriBest business segment. Accordingly, the Company's consolidated statements of operations reflect VeriBest's business as a discontinued operation for the periods prior to its sale. As such, except where noted otherwise, the following discussion of the Company's results of operations addresses only results of continuing operations. VeriBest's results of operations are discussed separately in "Discontinued Operation" below.

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

For hardware implementation, the Company chose to use only Intel processors and to focus its efforts and image creation on its core capabilities, specifically very high performance computational and graphics capabilities. This high-end market in the Windows NT operating system environment is supported primarily by Intel-based hardware products. The Company expected that its four year hardware development effort and investment in the high-end graphics market would result in substantially increased revenues and profits in 1997, but these benefits were not realized due primarily to the actions of Intel described separately in the "Intel Litigation" section of this report. In addition, demand for the Company's software products did not meet expectations and gross margin on product sales continued to decline due primarily to price competition in the industry.

In 1998, the Company's revenues and operating results continued to be impacted by the dispute with Intel, as resulting delays in new product releases eliminated the potential for revenue growth and increased the Company's inventory obsolescence charges.
Additionally, price competition continued to adversely affect the Company's margins. Operating expenses were reduced through various reorganization efforts in reaction to lower sales volumes, but were offset to a degree by increased legal expenses related to Intel and other matters.

Revenues and operating results in 1999 were negatively impacted by increasingly weak demand for the Company's hardware product offerings, as the Company was unable to recover completely from the loss of momentum experienced in 1997 and 1998. As a result, in third quarter 1999, the Company was forced to exit the personal computer ("PC") and generic server business and narrow the focus of its Intergraph Computer Systems ("ICS") business segment to workstations, specialty servers, digital video products and 3D graphics cards. The Company also implemented several cost-cutting measures, primarily in the form of direct reductions in workforce, during 1999 in an effort to align its expenses with the lower revenue levels being generated. (See "Reorganization Charges" following.)

After considering all available alternatives to help stem the hardware losses in its ICS business segment, in first quarter 2000, the Company announced its intention to exit the hardware development and design business. The Company completed this exit in third quarter 2000 with the sales of its Intense3D graphics accelerator division and its high end workstation and server business (see Note 15 of Notes to Consolidated Financial Statements). Upon completion of these transactions, the Company closed the remainder of its hardware development operations. The Company continues to sell hardware products from other vendors through its vertical business segments and performs hardware maintenance services for its installed customer base, and its Intergraph Government Solutions and Z/I Imaging business segments continue to develop and assemble specialized hardware products. Going forward, the Company does not expect to incur significant losses related to hardware.

The Company also focused in 2000 on organizing the Company into six vertical business segments, aligned according to software markets in which Intergraph believes it is a leader. In third quarter 2000, the Company substantially completed the U.S. portion of this process and, in the fourth quarter, it began efforts to align its international operations with the new vertical businesses and bring the cost of its international operations in line with the current level of revenue being generated. As part of this process, the Company converted its Singapore subsidiary and related territories into a distributorship via a sale transaction and began to reorganize its European and Asia Pacific operations to align them with the new vertical business structure (see "Reorganization Charges" following). The Company has ongoing efforts to convert several other international subsidiaries into distributorships, primarily in the Middle East and Asia, and will continue as necessary to reduce headcount in its international operations to help bring the Company to sustained profitability. The international portion of the Company's verticalization process is expected to be completed by the end of first quarter 2001, though some of the subsidiary sales transactions, if consummated, may carry over into the second quarter.

The Company has reduced its operating losses substantially from the prior year levels. This improvement resulted primarily from the continuing decline in the Company's operating expenses. Operating expenses declined by 6% in 1998, 14% in 1999, and 22% in 2000 as the result of various reorganization efforts, including direct reductions in workforce and sales of unprofitable business units. The Company has also realized considerable improvement in its gross margin levels as the result of increasing software content in its product mix. However, improvements in the Company's operating expense and gross margin levels have not yet been sufficient to return the Company to sustained profitability, as operating results in 2000 were negatively impacted by declines in revenues resulting from the Company's exit of the hardware development business, soft demand for its software products, operating losses incurred by the former ICS business segment, legal fees associated with the Intel trial, and a temporary duplication of administrative expenses in connection with verticalization of the Company's business segments.

Outlook for 2001. The Company expects that the markets in which it competes will continue to be characterized by higher performance and lower priced products, intense competition, rapidly changing technologies, shorter product cycles, and development and support of software standards that result in less specific hardware and software dependencies by customers. Further improvement in the Company's operating results will depend on further market penetration achieved through the ability to accurately anticipate customer requirements and technological trends and to rapidly and continuously develop and deliver new products that are competitively priced, offer enhanced performance, and meet customers' requirements for standardization and interoperability, and will further depend on its ability to successfully implement its strategic direction, which includes the creation and operation of independent vertical business segments.

Additional severance costs, primarily for planned headcount reductions in Europe and Asia which were not completed in fourth quarter 2000, will be incurred in the first quarter, but are not expected to be significant. The Company continues to pursue additional real estate sales and facilities consolidation. If completed as planned, these sales may provide substantial cash to the Company as well as reductions in operating costs in the first half of 2001.

The Company's worldwide business plan for 2001 provides for total revenues of $585 million and income from operations of $24 million. To achieve this plan and maintain profitability, the Company must achieve revenue growth and successfully complete its efforts to align operating expenses with the projected level of revenue. In addition, the Company continues to face operational and financial uncertainty of unknown duration and amount due to its dispute with Intel.

Discontinued Operation. On October 31, 1999, the Company sold its VeriBest, Inc. business segment to Mentor Graphics Corporation, a global provider of electronic hardware and software design solutions and consulting services, for approximately $11 million, primarily in the form of cash received at closing. The resulting gain on this transaction of $14.4 million is reflected in "Gain on sale of discontinued operation, net of income taxes" in the 1999 consolidated statement of operations and in "Gains on sales of assets" in the 1999 consolidated statement of cash flows.

The VeriBest business segment served the electronic design automation market, providing software design tools, design processes, and consulting services for developers of electronic systems.

For the period in 1999 prior to its sale, VeriBest incurred an operating loss of $7.3 million on revenues from unaffiliated customers of $23.7 million. Similarly, VeriBest incurred an operating loss of $13.2 million in 1998 on revenues from unaffiliated customers of $27.8 million. VeriBest's operating losses for 1999 and 1998 include reorganization charges of $.9 million and $.5 million, respectively, incurred for employee terminations as part of various company-wide restructurings (see "Reorganization Charges" following). Systems revenues declined by 17% in 1998, reflecting the continued weakening demand for the subsidiary's software products. This decline was partially offset by a 21% increase in maintenance revenues as the result of sales force focus on increasing the subsidiary's maintenance revenue base. Losses for 1998 were reduced by a 5 point improvement in gross margin as the result of declining royalty costs, and by a 10% reduction in operating expenses. In 1999, VeriBest realized improvements in its margins and operating expenses as it directed its selling efforts toward a newly developed line of proprietary products and realized the benefits of its reduced headcount and revised selling strategy toward indirect methods. VeriBest's headcount declined by approximately 40% from the subsidiary's inception in January 1996 through its sale in October 1999.

Summarized financial information for the VeriBest business segment for 1998 and 1999 is presented in Note 4 of Notes to Consolidated
Financial Statements.

Reorganization Charges. During the three years ended December 31, 2000, the Company implemented various reorganization actions in an effort to restore the Company to profitability.

1998. In first quarter 1998, the Company reorganized its European operations to reflect the organization of the Company into distinct business segments and to align operating expenses more closely with revenue levels in that region. The cost of this reorganization was originally estimated and recorded at $5.4 million, primarily for employee severance pay and related costs. During the remainder of 1998, approximately $2.2 million of the costs recorded in first quarter were reversed as the result of incurrence of lower severance costs than originally anticipated. In fourth quarter 1998, additional European reorganization costs of $2 million were recorded for further headcount reductions. The net year to date charge of $5.2 million is included in "Reorganization charges" in the 1998 consolidated statement of operations. Approximately 80 European positions were eliminated in the sales and marketing, general and administrative, and pre- and post- sales support areas. The Company estimates the 1998 European reorganization has resulted in annual savings of approximately $7 million.

In fourth quarter 1998, the Company took further actions, principally in the form of direct workforce reductions, to align the operating expenses of its unprofitable businesses with their respective revenue levels. Approximately 100 positions were eliminated, primarily in the Company's ICS and VeriBest business segments. The costs of this reduction in force totaled approximately $1.3 million, $.8 million of which is included in "Reorganization charges" in the 1998 consolidated statement of operations. The remainder of the costs related to reductions in force in the Company's VeriBest business segment and, accordingly, they are reflected in "Loss from discontinued operation, net of income taxes" in the 1998 consolidated statement of operations. The Company estimates that these headcount reductions have resulted in annual savings of approximately $7 million.

The remainder of the 1998 reorganization charges consisted primarily of write-offs of a) certain intangible assets, primarily capitalized business system software no longer in use, b) goodwill of a noncore domestic subsidiary which was sold in 1999, and c) a noncompete agreement with a former third party consultant. Prior to the write-offs, amortization of these intangibles accounted for approximately $3.4 million of the Company's annual operating expenses.

1999. In second quarter 1999, in response to continued operating losses in its ICS business segment, the Company implemented a resizing of its European computer hardware sales organization. This resizing involved closing most of the Company's ICS subsidiaries in Europe and consolidating the European hardware sales effort within the other Intergraph subsidiaries in that region. The associated cost of $2.5 million, primarily for employee severance pay, is included in "Reorganization charges" in the 1999 consolidated statement of operations. Approximately 46 European positions were eliminated, all in the sales and marketing area. The Company estimates that this resizing has resulted in annual savings of approximately $3 million.

In third quarter 1999, the Company took further actions to reduce expenses in its unprofitable business segments and restructure the Company to support the vertical markets in which it operates. These actions included elimination of approximately 400 positions worldwide, primarily in the sales and marketing, general and administrative, and customer support areas, consolidation of offices, completion of the worldwide vertical market alignment of the sales force, and narrowing of the focus of the Company's ICS business segment to high-end workstations, specialty servers, digital video products and 3D graphics cards. As a result of these actions, the Company recorded a charge to operations of $20.1 million, $7 million of which is included as a component of "Cost of revenues - Systems" in the 1999 consolidated statement of operations. This $7 million charge represents the cost of inventory write-offs incurred as a result of ICS's exit from the PC and generic server business.

Severance costs associated with third quarter 1999 reorganization totaled approximately $8.7 million, $7.8 million of which is included in "Reorganization charges" in the 1999 consolidated statement of operations. The remaining severance costs related to headcount reductions in the Company's VeriBest business segment and, accordingly, they are reflected in "Loss from discontinued operation, net of income taxes" in the 1999 consolidated statement of operations. The Company estimates that the annual savings resulting from this reduction in force approximated $22 million.

The remainder of the third quarter 1999 reorganization charge consisted of write-offs of capitalized business system software no longer required as a result of verticalization of the Company's business segments and resulting decentralization of portions of the corporate financial and administrative functions.

2000. In first quarter 2000, the Company announced its intention to exit the hardware development and design business. The Company completed this exit in third quarter 2000 with the sales of its Intense3D graphics accelerator division and its high-end workstation and server business (see Note 15 of Notes to Consolidated Financial Statements). Upon completion of these transactions, the Company closed the remainder of its hardware development operations and incurred a charge to operations of approximately $8.5 million, including amounts reflected in "Cost of revenues - Systems" and "Cost of revenues - Maintenance" of $4.5 million and $.2 million, respectively. The amounts reflected in cost of revenues represent the costs of inventory write-offs incurred as a result of the closure. With the exception of these costs, all expenses associated with the closure are reflected in "Reorganization charges" in the 2000 consolidated statement of operations. Severance costs associated with the closure totaled approximately $1.7 million. Approximately 50 positions were eliminated worldwide, primarily in the sales and marketing area, with the majority of the related expense incurred in Europe. The remaining exit costs consist primarily of related fixed asset write-offs of $1.5 million and accruals for lease cancellations and idle building space.

The closure of the hardware development organization has allowed the Company to focus on providing software, systems integration, and services to the markets in which Intergraph believes it is a leader.

In fourth quarter 2000, the Company began efforts to align its international operations with its new vertical business segments and bring the cost of those operations in line with the current level of revenue. As part of these efforts, the Company eliminated approximately 145 positions worldwide in its sales and marketing, general and administrative, and customer service and support areas, with the majority of the related expense incurred in Europe and Asia. The cost of the reorganization totaled approximately $5.3 million, primarily for employee severance pay and related expenses. The Company estimates that this reduction in force will result in annual savings of approximately $10 million. The Company expects to incur additional charges in first quarter 2001 as it completes the notification process for its planned reductions in force. However, these costs are not expected to be material to the Company's 2001 results of operations.

Cash Requirements, All Years. Cash outlays for severance related to the Company's restructuring actions over the past three years approximated $7.3 million, $9.7 million, and $3.9 million in 2000, 1999, and 1998, respectively. Additionally, during third and fourth quarter 2000, European severance liabilities totaling approximately $.6 million were reversed as some of the employees affected by the 1999 actions left the Company voluntarily. This expense reversal is reflected in "Reorganization charges" in the 2000 consolidated statement of operations. At December 31, 1999, the Company had a liability of approximately $5 million related to the 1999 reductions
in force, all of which was paid or reversed in 2000.   At December
31, 2000, the total remaining accrued liability for severance relating to the 2000 reductions in force was approximately $4 million. These costs relate primarily to severance liabilities in Europe and Asia and are expected to be paid in the first half of 2001. The Company's liabilities for severance are reflected in "Other accrued expenses" in its consolidated balance sheets.

Severance payments to date have been funded from existing cash balances and from proceeds from sales of assets. For further discussion regarding the Company's liquidity, see "Liquidity and Capital Resources" following.

Gains on Sales of Assets. "Gains on sales of assets" in the consolidated statements of operations and cash flows consists of the net gains and losses recognized by the Company on sales of various noncore subsidiaries, divisions, and product lines, and gains recorded on real estate sales.

In 1998, the Company sold its Solid Edge and Engineering Modeling system product lines at a gain of $102.8 million, its printed circuit board manufacturing facility at a gain of $8.3 million, and its U.S. hardware manufacturing assets at a gain of $1.5 million. In 1999, the Company sold its InterCAP subsidiary at a gain of $11.5 million. In 2000, the Company recorded gains of $23 million and $15.7 million, respectively, from the sales of its civil, plotting, and raster product lines and its Intense3D graphics accelerator division. The Company's gains on these transactions are included in "Gains on sales of assets" in the consolidated statements of operations and cash flows. See Notes 13 and 15 of Notes to Consolidated Financial Statements for complete details of the Company's acquisitions and divestitures during the three year period ended December 31, 2000.

In 2000, the Company sold several of the buildings on its Huntsville, Alabama campus for net cash proceeds of approximately $10.3 million. The Company's aggregate gain on these transactions of $1.9 million is included in "Gains on sales of assets" in the 2000 consolidated statements of operations and cash flows. The resulting consolidation of the Company's Huntsville-based personnel and operations into fewer buildings is expected to reduce the Company's annual overhead expenses by approximately $4 million. Proceeds from these sales were used, in part, to repay a portion of the Company's term loan with its primary lender. For further discussion regarding the Company's borrowings and liquidity, see "Liquidity and Capital Resources" following.

Other significant components of the Company's "Gains on sales of assets" for 2000 include an aggregate gain of $5.2 million recognized on the sales of land and an office building in the Netherlands, a $2 million gain recognized on the sale of a noncore software division, a $1.5 million gain on the sale of an investment in an affiliate, a $1.5 million gain on the termination of a long-term capital lease, and a $1.3 million loss on the sale of the Company's Singapore subsidiary. "Gains of sales on assets" for 1999 also includes a $1.4 million gain on the sale of land. See "Discontinued Operation" preceding for a discussion of the Company's October 1999 sale of its VeriBest business segment.

 Litigation and Other Risks and Uncertainties. The Company continues its litigation with Intel Corporation, and its business is subject to certain other risks and uncertainties, including those described below.

Intel Litigation. The Company filed a legal action on November 17, 1997, in U.S. District Court for the Northern District of Alabama, Northeastern Division (the "Alabama Court"), charging Intel Corporation with unlawful anti-competitive business practices. Intergraph alleges that Intel attempted to coerce the Company into relinquishing certain computer hardware patents to Intel through a series of wrongful acts, including interference with business and contractual relations, interference with technical assistance from third party vendors, breach of contract, negligence, misappropriation of trade secrets, and fraud based upon Intel's failure to promptly notify the Company of defects in Intel's products and timely correction of such defects, and further alleging that Intel infringed upon the Company's patents. The Company's patents (the "Clipper Patents") define the architecture of the cache memory of Intergraph's Clipper microprocessor. The Company believes this architecture is at the core of Intel's Pentium line of microprocessors and systems. Intel's Pentium 4 processor was not commercially available at the time of the filing of the lawsuit, and the Company has not yet completed its infringement analysis of Intel's Pentium 4 processor. On December 3, 1997, the Company amended its complaint to include a count alleging violations of federal antitrust laws. Intergraph asserts claims for compensatory and treble damages resulting from Intel's wrongful conduct and infringing acts, and punitive damages in an amount sufficient to punish and deter Intel's wrongful conduct. Additionally, the Company requested that Intel be enjoined from continuing the alleged wrongful conduct which is anticompetitive and/or violates federal antitrust laws, so as to permit Intergraph uninterrupted development and sale of Intel-based products.

On November 21, 1997, the Company filed a motion in the Alabama Court to enjoin Intel from disrupting or delaying its supply of products and product information pending resolution of Intergraph's legal action. On April 10, 1998, the Alabama Court ruled in favor of Intergraph and enjoined Intel from any action adversely affecting Intel's business relationship with Intergraph or Intergraph's ability to design, develop, produce, manufacture, market or sell products incorporating, or based upon, Intel products or information. On April 16, 1998, Intel appealed to the United States Court of Appeals for the Federal Circuit (the "Appeals Court"), and on November 5, 1999, the Appeals Court vacated the preliminary injunction that had been entered by the Alabama Court. This ruling by the Appeals Court did not impact the Company's operations due to an Agreement and Consent Order which Intel entered into with the Federal Trade Commission on March 17, 1999 not to restrict sales or take coercive actions such as those alleged by the Company in its lawsuit against Intel.

On June 17, 1998, Intel filed its answer in the Alabama case, which included counterclaims against Intergraph, including claims that Intergraph had infringed seven patents of Intel. On July 8, 1998, the Company filed its answer to the Intel counterclaims, among other things denying any liability under the patents asserted by Intel. The Company does not believe that Intel's counterclaims, including the alleged infringement of Intel patents, will result in a material adverse consequence for the Company.

On June 17, 1998, Intel filed a motion before the Alabama Court requesting a determination that Intel is licensed to use the Clipper Patents. This "license defense" was based on Intel's interpretation of the Company's acquisition of the Advanced Processor Division of Fairchild Semiconductor Corporation in 1987. On September 15, 1998, the Company filed a cross motion with the Alabama Court requesting summary adjudication of the "license defense" in favor of the Company. On November 13, 1998, the Company amended its complaint to include two additional counts of patent infringement against Intel.
The Company requested the court to issue a permanent injunction enjoining Intel from further infringement and to order that the financial impact of the infringement be calculated and awarded in treble to Intergraph. On June 4, 1999, the Alabama Court granted the Company's September 15, 1998 motion and ruled that Intel had no license to use the Company's Clipper Patents. However, on October
12, 1999, the Alabama Court reversed its June 4, 1999 order and dismissed the Company's patent claims against Intel based upon Intel's "license defense". The Company appealed the Alabama Court's October 12, 1999 order to the United States Court of Appeals for the Federal Circuit. On March 1, 2001, the Appeals Court reversed the October 12, 1999 decision of the Alabama Court, specifically holding that Intel was never licensed under the Company's Clipper patents. On March 15, 2001, Intel filed a petition for rehearing with the Appeals Court, requesting that it reconsider its March 1, 2001 decision. A decision on Intel's request is expected to be issued before May 1, 2001. The Company believes that the Federal Circuit's March 1, 2001 patent license decision is well supported by law and fact, and will continue to aggressively pursue its patent case for the payment of royalties by Intel for their use of the Company's Clipper technology in Intel's Pentium line of products.

On March 10, 2000, the Alabama Court entered an order dismissing the antitrust claims of the Company. This dismissal was based in part upon a February 17, 2000 decision by the Appeals Court in another case (CSU v. Xerox). The Company believes this dismissal to be in error and intends to pursue its antitrust case against Intel. On April 26, 2000, the Company appealed this dismissal to the United States Court of Appeals for the Federal Circuit. The oral argument for this appeal was heard on March 5, 2001. No decision has been issued by the Appeals Court. However, on February 20, 2001, the US Supreme Court denied CSU's request for appeal in CSU v. Xerox. The Supreme Court's denial of CSU's appeal may have an adverse impact on the Company's antitrust appeal. However, the Company does not believe that the outcome of the antitrust appeal will materially affect the Company's remaining claims or the value of the overall lawsuit.

On March 17, 2000, Intel filed a series of motions in the Alabama Court to dismiss certain Alabama state law claims of the Company. The Company filed its responses to Intel's motions on July 17, 2000, together with its own motions to dismiss certain Intel counter-claims. Intel's responses were filed on November 3, 2000. The Alabama Court has taken the motions under submission. No oral argument has been scheduled, and no decision has been entered by the Alabama Court.

The trial date for this case, previously scheduled for June 2000, has been continued. A formal schedule has not yet been entered, and the Company believes that a new trial date will not be scheduled until after the conclusion of the pending Appeal process.

Effects. The Company ceased further design of its Clipper microprocessor at the end of 1993, and made a substantial investment in the redesign of its hardware platform for utilization of Intel microprocessors. The Company relied on the assurances, representations, and commitments of Intel that they would supply Intergraph's microprocessor needs on fair and reasonable terms, and would provide Intergraph with the essential technical information, assistance, and advice necessary to utilize the microprocessors to be developed and supplied by Intel. As a result of the assurances of Intel and its transition to Intel-based workstations, Intergraph was technologically and economically bound to the use of Intel's microprocessors. Successful participation in the high-end workstation market required involvement in Intel product development programs that provide advance information for the development of new products and permit formulation of standards and specifications for those new products. During 1997, Intergraph's product design and release cycle was severely impacted by Intel's refusal to provide Intergraph with advance product information and information on Intel defects and corrections. Yet, Intel continued to provide this information to the Company's competitors. Intel's refusal to provide this vital information, and its interference with the Company's ability to work around its withholding of such information, delayed the Company's new product releases by one to six months, resulting in lost sales and reduced margins for the Company, which severely impacted the Company's revenues and profitability. While the April 1998 ruling of the Alabama Court required Intel to provide Intergraph with advance product samples and technical information, the Company lost considerable sales momentum and continued to feel residual effects from the dispute through the end of 1999. While Intel was supplying the Company with advance product samples and technical information, the Company believes that their responsiveness was not at the same level as prior to the dispute. In 1999, demand for the Company's hardware products continued to decline as the Company was unable to recover completely from the loss of momentum caused by
Intel's actions.   As a result, in the third quarter, the Company
exited the personal computer and generic server businesses and narrowed the focus of its ICS business segment to workstations, specialty servers, digital video products and 3D graphics cards. In third quarter 2000, due to an inability to stem hardware losses, the Company sold its Intense3D graphics accelerator division and its high end workstation and server business and closed the remainder of its hardware development operation.

Damages. During the course of the Intel litigation, the Company has employed a variety of experts to prepare estimates of the damages suffered by the Company under various claims of injury brought by the Company. The following damage estimates were provided to Intel in the August/September 1999 time frame in due course of the litigation process: estimated damages for injury covered under non-patent claims through June 1999 - $100 million and estimated additional damages for injury covered under non-patent claims through December 2003 - $400 million, subject to present-value reduction. These numbers are estimates only and any recovery of damages in this litigation could be substantially less than these estimates or substantially greater than these estimates depending on a variety of factors that cannot be
determined at this time.   Factors that could lead to recovery of
substantially less than these estimates include, but are not limited to, the failure of the Alabama Court or the Appeals Court to sustain the legal basis for one or more of the Company's claims, the failure of the jury to award amounts consistent with these estimates, the failure of the Alabama Court or the Appeals Court to sustain any jury award in amounts consistent with these estimates, the settlement by the Company of the Intel litigation in an amount inconsistent with these estimates, and the failure of the Company to successfully defend itself against Intel's patent counterclaims in the Alabama Court and in the Appeals Court and a consequential recovery by Intel for damages and/or a permanent injunction against the Company. Factors that could lead to recovery substantially greater than these estimates include, but are not limited to, success by the Company in recovering punitive damages on one or more of its non-patent claims.

The Company believes it was necessary to take legal action against Intel in order to defend its former workstation business, its intellectual property, and the investments of its shareholders. The Company is vigorously prosecuting its positions and defending against Intel's claims and believes it will prevail in these matters, but at present is unable to predict an outcome. The Company does expect, however, that it will continue to incur substantial legal and administrative expenses in connection with the lawsuit.

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

The Company owns and maintains a number of registered patents and registered and unregistered copyrights, trademarks, and service marks. The patents and copyrights held by the Company are the principal means by which the Company preserves and protects the intellectual property rights embodied in the Company's products. Similarly, trademark rights held by the Company are used to preserve and protect the goodwill represented by the Company's registered and unregistered trademarks.

As industry standards proliferate, there is a possibility that the patents of others may become a significant factor in the Company's business. Personal computer technology, which was used in the Company's workstation and server products, is widely available, and many companies, including Intergraph, have developed and continue to develop patent positions concerning technological improvements related to personal computers, workstations and servers. With the possible exception of its ongoing litigation with Intel (in which the Company expects to prevail), it does not appear that the Company will be prevented from using the technology necessary to support existing products, since patented technology is typically available in the industry under royalty bearing licenses or patent cross licenses, or the technology can be purchased on the open market.

In addition, computer software technology is increasingly being protected by patents, and many companies, including Intergraph, are developing patent positions for software innovations. It is unknown at the present time whether various patented software technology will be made generally available under license or whether specific innovations will be held by their inventors and not made available to others. In many cases, it may be possible to employ software techniques that avoid the patents of others, but the possibility exists that some features needed to compete successfully in a particular segment of the software market may be unavailable or may require an unacceptably high cost via royalty arrangements. Patented software techniques that become de facto industry standards are among those that may raise costs or may prevent the Company from competing successfully in particular markets.

An inability to retain significant third party license rights, in particular the Microsoft license, to protect the Company's copyrights, trademarks, and patents, or to obtain current technical information or any required patent rights of others through licensing or purchase, all of which are important to success in the markets in which the Company competes, could significantly reduce the Company's revenues and adversely affect its results of operations.

Year 2000 Computing Issue. The Company successfully completed all aspects of its Year 2000 software and hardware readiness program with respect to both its internal systems and its products. As of the date of this filing, the Company has encountered no significant Year 2000 computing problems. However, any undetected errors or defects in the current product offerings of the Company or its suppliers could result in increased costs for the Company and potential litigation over Year 2000 compliance issues.

The Company employed no additional resources to complete its Year 2000 readiness program and, as a result, the related costs, which were funded from operations and expensed as incurred, did not have a material impact on its results of operations or financial condition. Year 2000 related changes in customer spending patterns did not have a material impact on the Company's orders or revenues.

See Notes 1, 5, 7, 8, 12 and 15 to Consolidated Financial Statements for further discussion of risks and uncertainties related to the Company.

Arbitration Settlement. The Company maintains an equity ownership position in Bentley Systems, Incorporated ("BSI"), the developer and owner of MicroStation, a software product for which the Company serves as a nonexclusive distributor. In March 1996, BSI commenced arbitration against the Company with the American Arbitration Association, Atlanta, Georgia, relating to the respective rights of the companies under their April 1987 Software License Agreement and other matters, including the Company's alleged failure to properly pay to BSI certain royalties on its sales of BSI software products, and seeking significant damages. On March 26, 1999, the Company and BSI executed a Settlement Agreement and Mutual General Release ("the Agreement") to settle this arbitration and mutually release all claims related to the arbitration or otherwise, except for certain litigation between the companies that was the subject of a separate settlement agreement and payment for products and services obtained or provided in the normal course of business since January 1, 1999. Both the Company and BSI expressly denied any fault, liability, or wrongdoing concerning the claims that were the subject matter of the arbitration and settled solely to avoid continuing litigation with each other.

Under the terms of the Agreement, the Company on April 1, 1999 made payment to BSI of $12 million and transferred to BSI ownership of three million of the shares of BSI's Class A common stock owned by the Company. The transferred shares were valued at approximately $3.5 million on the Company's books. As a result of the settlement, the Company's equity ownership in BSI was reduced from approximately 50% to approximately 33%. Additionally, the Company had a $1.2 million net receivable from BSI relating to business conducted prior to January 1, 1999 which was written off as part of the settlement.

In first quarter 1999, the Company accrued a nonoperating charge to earnings of approximately $8.6 million in connection with the settlement, representing the portion of settlement costs not previously accrued. This charge is shown as "Arbitration settlement" in the 1999 consolidated statement of operations.

The $12 million payment to BSI was funded primarily from existing cash balances. For further discussion regarding the Company's liquidity, see "Liquidity and Capital Resources" following.

Orders. Systems and services orders for 2000 were $579 million, down 18% from the prior year after declining by 20% in 1999 and increasing by 2% in 1998. Orders in 1999 and 1998 included $12.3 million and $16.9 million, respectively, in orders of the Company's discontinued VeriBest operation. Order levels in 1998 were adversely impacted by the previously described actions of Intel and by the first quarter 1998 sale of the Company's Solid Edge and Engineering Modeling System product lines. In 1999, order volumes declined worldwide, primarily in the Company's hardware business as demand continued to weaken. Orders for the Company's hardware products continued to decline in 2000 as the result of the Company's exit from this market. Weakness also occurred in the Company's software segments throughout 1999 and in the first quarter of 2000, particularly in the Company's international markets. The Company believes this weakness in its software orders was related to the Company's exit from the hardware development business as well as to uncertainty surrounding the Company's new vertical business structure. In 2000, these negative factors were partially offset by a significant improvement in orders of the Company's Intergraph Public Safety ("IPS") business segment. IPS's orders increased by 42% from the 1999 level as the result of several large orders received in third quarter 2000.

Geographic Regions. U.S. systems and services orders, including federal government orders, totaled $296 million for the year. Excluding the impact of the VeriBest sale, U.S. orders declined by 9% from the prior year after declining by 29% in 1999 and increasing by 8% in 1998. The increase in 1998 was attributable to growth in the Company's hardware business and in orders received from the federal government. Federal orders were up 9% in 1998. Orders growth in 1998, both federal and commercial, was concentrated primarily in the fourth quarter as the U.S. hardware business began to recover slightly from the effects of the Intel dispute. However, in 1999, demand for the Company's hardware product offerings weakened significantly, accounting for the majority of the decline in U.S. orders for the year. In 2000, the negative impact of the hardware exit on orders was partially offset by increased orders in the Company's IPS and Z/I Imaging business segments. 2000 was the first
full year of operations for Z/I Imaging.   International orders for
2000 totaled $282 million, down 23% from the prior year after declines of 9% and 4% in 1999 and 1998, respectively. These declines exclude the impact of the Company's former VeriBest business segment. The Company's most significant orders declines have occurred in its European region. European orders totaled $128 million in 2000, down 43% from the prior year level, after declining by 7% in 1999 and 2% in 1998. Strengthening of the U.S. dollar resulted in successive declines in reported European order levels of approximately 1%, 3%, and 8% in 1998, 1999, and 2000, respectively. The remaining decline in 2000 was related to the Company's exit of hardware development and to the region's focus on verticalization of the organization in fourth quarter. Asia Pacific orders totaled $69 million in 2000, down 14% from the 1999 level after declines of 4% in 1999 and 8% in 1998. Devaluation of Asian currencies, most notably the Korean won, had a negative impact on orders for the region in 1998, reducing reported order levels by approximately 10%. In 1999, weakening of the dollar against Asian currencies improved reported order levels in that region by approximately 3%; however, this positive impact was more than offset by weakened demand for the Company's hardware products. The current year orders decline can be attributed primarily to hardware exit, as currency fluctuations in the region reduced orders by only 2%, primarily in Australia. Despite the Company's overall worldwide downtrend in orders, Americas (Canada and Latin America) and Middle Eastern orders were notably strong in 2000, improving by 29% and 45%, respectively, from their prior year levels. The increase in Americas orders was driven by several large orders received by IPS Canada in the first quarter, while the Middle East increase was the result of strong fourth quarter services orders.

Revenues. Total revenues from continuing operations for 2000 were $690 million, down 25% from the prior year level after declining by 9% and 8% in 1999 and 1998, respectively, all due primarily to the Company's exit of the hardware business.

In third quarter 2000, the Company substantially completed the separation of its operations into six vertical business segments which provide software, systems integration, and services. Revenues in 2000 for each of these industry segments, as well as a comparative presentation of revenues based on the Company's previous segmentation scheme, are presented in Note 12 of Notes to Consolidated Financial Statements.

Systems. Systems revenue from continuing operations was $427 million in 2000, down 32% from the previous year after declining by 13% in 1999 and 7% in 1998. Factors cited previously as contributing to the decline in orders, including the actions of Intel in 1998 and the Company's exit of the hardware business, have adversely affected systems revenues over the three year period, and competitive conditions manifested in declining sales prices continue to adversely affect the Company's systems revenues and margin. The significant revenue decline in 2000 can be attributed primarily to the Company's exit of the hardware development business in the third quarter and to first quarter order softness in the Company's vertical software businesses.

Geographic Regions. Systems revenues have declined in all geographic markets served by the Company due primarily to the factors noted above. U.S. systems sales from continuing operations, including sales to the federal government, totaled $227 million in 2000, down 31% from the prior year level, after decreasing by 14% in 1999 and 2% in 1998. The revenue decline in 1998 was due primarily to a 9% decrease in sales to the federal government, partially offset by growth in the Company's public safety business. During the second half of 1997 and the first quarter of 1998, Intergraph Public Safety secured several large U.S. installations, significantly increasing the subsidiary's revenue base. The revenue declines in 1999 and 2000 were primarily attributable to declining hardware revenues as well as to successive declines in sales of the Company's Intergraph Government Solutions ("IGS") business segment. IGS revenues have been negatively impacted by exit of the hardware business, and in fourth quarter 2000, revenues were further reduced as the result of delayed funding on several large government contracts, now anticipated for funding in first quarter 2001. International systems sales totaled $199 million in 2000, down 32% from the prior year level after declines of 11% in 1999 and 13% in 1998. Strengthening of the U.S. dollar with respect to the currencies of the Company's international markets, primarily Europe, reduced the Company's international systems revenues by 4%, 1%, and 3%, respectively, in 2000, 1999, and 1998. European sales were down 43% in 2000, after declines of 9% and 12% in 1999 and 1998, respectively. Asia Pacific systems sales were down 17%, after declines of 8% and 26% in 1999 and 1998, respectively. Systems revenues for the Americas (Canada and Latin America) declined by 18% in 2000, while systems revenues for the Middle East region remained relatively flat with the 1999 level. The stability of Middle Eastern revenues is attributable primarily to sales made by Z/I Imaging, a 60%-owned subsidiary of the Company formed in fourth quarter 1999.

Hardware.  Hardware revenues in 2000 totaled approximately $150 million, down 50% from the prior year level, after declining by 27% and 10%, respectively, in 1999 and 1998. The Company exited the hardware development business in third quarter 2000.

Federal Government Sales. Total revenue from the United States government was approximately $132 million in 2000, $149 million in 1999, and $166 million in 1998, representing 19% of total revenue in 2000 and 16% of total revenue in 1999 and 1998. During the three year period ended December 31, 2000, U.S. government orders and revenues have been characterized by weakened demand for the Company's hardware product offerings, due partially to increasing price competition within the industry, and in 2000, to the Company's exit of this market. Federal Government sales in 2000 were additionally impacted by delayed funding on several large contracts. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity and cost-based contracts, and through sales of commercial products not covered by long-term contracts. Approximately 38% of the Company's 2000 federal government revenues were earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is fully anticipated that these contracts will remain in effect through their expiration, the contracts are subject to termination at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

Maintenance. Maintenance revenue from continuing operations declined by 14% in 2000, after declines of 8% and 15% in 1999 and 1998, respectively. The Company's hardware maintenance business has declined as a result of the trend in the industry toward lower priced systems products and longer warranty periods. Maintenance revenue will continue to decline as a result of the Company's exit of the hardware business.

Services. Services revenue from continuing operations, consisting primarily of revenues from Company provided training and consulting, declined by 1% in 2000, after increasing by 17% and 1% in 1999 and 1998, respectively. The increase in 1999 was due primarily to revenues earned by the Company's IPS business segment. Services are becoming increasingly significant to the Company's business, representing 15% of total revenue for 2000, compared to 11% and 9% in 1999 and 1998, respectively. The Company is endeavoring to grow its services business; however, revenues from these services by nature typically fluctuate significantly from quarter to quarter and produce lower gross margins than systems or maintenance revenues.

Gross Margin. The Company's total gross margin on revenues from continuing operations was 36.5% in 2000, up 4.8 points after increasing by .7 points in 1999 and declining by 4.3 points in 1998.

Margin on systems revenues from continuing operations improved 7.6 points in 2000 after increasing by 1.4 points in 1999 and declining by 5.6 points in 1998. Competitive pricing conditions in the industry have acted to reduce systems margins generally. In 1998, margins were also negatively impacted by an increasing hardware content in the product mix and by unfavorable volume related manufacturing variances and inventory revaluations incurred prior to the outsourcing of the Company's manufacturing to SCI in the fourth quarter. In 1999, the impact of a $7 million inventory write-off incurred in connection with the Company's decision to exit the PC and generic server business was offset by an increased software content in the product and a decline in unfavorable manufacturing variances as the result of the outsourcing to SCI. In 2000, an additional $4.5 million inventory write-down was incurred as a result of the shutdown of the Company's hardware development business. Systems margins in 2000 were further reduced by costs incurred in fourth quarter 2000 on IGS contracts awaiting funding from the U.S. Government. However, these negative impacts were more than offset by increasing software content in the product mix as the Company's hardware revenues continued to decline. Additionally, Z/I Imaging, a subsidiary formed in fourth quarter 1999, has had a positive impact on the Company's systems margin due to high margins earned on sales of photogrammetric systems. The Company's systems margins continue to be negatively impacted by the strengthening of the U.S. dollar in its international markets, primarily Europe.

In general, the Company's systems margin may be improved by a higher software content in the product mix, a weaker dollar in international markets, and a higher mix of international systems sales to total systems sales. Systems margins may be lowered by price competition, a higher hardware content in the product mix, a stronger U.S. dollar in international markets, the effects of technological changes on the value of existing inventories, and a higher mix of federal government sales, which generally produce lower margins than commercial sales. While unable to predict the effects that many of these factors may have on its systems margin, the Company expects continued improvement as a result of the Company's exit of the hardware development business, derived primarily from an increased software content in the product mix and a reduction in inventory carrying and obsolescence costs. However, the Company continues to expect pressure on its systems margin as the result of increasing industry price competition.

Margin on maintenance revenues from continuing operations declined by
 .7 points in 2000, after declining by 1 point in 1999 and remaining flat in 1998. The margin declines over the past three years have resulted primarily from declining maintenance revenues. The negative impact of the Company's declining maintenance revenues has been partially mitigated by reductions in the associated cost of revenues, due in part to improved inventory management and a resulting reduction in inventory obsolescence costs. The Company monitors its maintenance cost closely and has taken measures, including reductions in headcount, to align these costs with the declining levels of revenue. As part of these efforts, in the latter part of 1999, the Company began outsourcing its hardware maintenance function in some of its larger European subsidiaries. These efforts, which have continued throughout 2000, have resulted in temporary additional maintenance costs for the Company, primarily in the form of severance and incentives paid to employees who transferred to hardware maintenance subcontractors. Additional outsourcing transactions may occur in 2001. The Company believes that the trend in the industry toward lower priced products and longer warranty periods, along with its exit of the hardware development business, will continue to reduce its maintenance revenue, which will pressure maintenance margin in the absence of corresponding cost reductions.

Margin on services revenues from continuing operations improved by
2.4 points in 2000, after increasing by 2.8 points in 1999 and declining by .6 points in 1998. Services revenues in 1999 increased by 17% from the 1998 level without a proportional increase in costs. Margins in 2000 were positively impacted by several large high-margin consulting contracts acquired by IGS. Significant fluctuations in services revenues and margins from period to period are not unusual as the incurrence of costs on certain types of service contracts may not coincide with the recognition of revenue. For contracts other than those accounted for under the percentage-of-completion method, costs are expensed as incurred, with revenues recognized either at the end of the performance period or based on milestones specified in the contract.

The industry in which the Company competes is characterized by rapid technological change. This technological change is an important consideration in the Company's overall inventory management program, in which the Company endeavored to purchase only inventory supported by firm customer orders and parts as spares for the customer contracted maintenance of systems in its installed customer base. In third quarter 2000, the Company exited the hardware development business but continues to service its installed hardware base under warranty and maintenance contractual obligations. The majority of the hardware currently sold by the Company is purchased from third-party vendors. Any unanticipated change in technology or an inability of the Company to accurately forecast its inventory needs could significantly and adversely affect gross margins and reported results of operations.

Operating Expenses (exclusive of reorganization charges). Operating expenses for continuing operations declined by 22% in 2000, 14% in 1999, and 6% in 1998. In response to the level of its operating losses, the Company has taken various actions, including employee terminations and sales of unprofitable business operations, to reduce the number of its employees by approximately 40% during the three year period ended December 31, 2000. The Company's operating expenses have declined steadily each quarter.

Product development expense declined by 10% in 2000 after declines of 18% and 15% in the two preceding years. Employee headcount in the development area has been significantly reduced over the last three years through reductions in force, attrition, and sales of unprofitable business operations. Additionally, 1998 and 1999 expenses were reduced due to additional software development projects whose cost qualified for capitalization, primarily related to the Company's shipbuilding efforts. In 2000, a decline in software development costs qualifying for capitalization partially offset the positive impact of the headcount decline.

The Company capitalizes certain costs incurred after the technological feasibility of new software products has been established and amortizes those costs against the revenues later generated by those products. Though the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that, for any given product, revenues will not materialize in amounts anticipated due to industry conditions that include intense price and performance competition, or that product lives will be reduced due to shorter product cycles. Should these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on the Company's systems margin and results of operations.

Sales and marketing expense declined by 30% in 2000, after declining by 22% in 1999 and 6% in 1998. Expenses in all three years were reduced by the strengthening of the U.S. dollar against international currencies, primarily in Europe. The 1998 decline was primarily due to across-the-board expense reductions in Europe resulting from restructuring actions taken in the first quarter (see "Reorganization
Charges" preceding.)   Additional headcount reductions in late 1998
and throughout 1999 and 2000 have resulted in significant expense declines worldwide. The Company's sales and marketing expenses are inherently activity based and can be expected to fluctuate with activity levels.

General and administrative expense declined by 15% in 2000 after increasing by 8% in 1999 and remaining basically flat for the previous two years. In 1998, increases in the Company's legal expenses (see "Litigation and Other Risks and Uncertainties" preceding) were offset by strengthening of the U.S. dollar in the Company's international markets and by European headcount reductions. The expense increase in 1999 resulted from increased bad debt expenses in the U.S. and continued growth in the Company's legal fees, partially offset by across-the-board declines in all other expense categories. Expenses declined in 2000 due primarily to a decline in legal fees as the result of reduced activity related to the Intel litigation and a decline in compensation expenses as a result of reduced headcount. The Company expects that its legal expenses will continue to fluctuate with the level of activity associated with the Intel litigation. Additionally, since mid-1999, the Company has been experiencing a temporary duplication of administrative expenses in the U.S. in connection with its efforts to verticalize its business segments and decentralize portions of the corporate administrative function. The Company expects that these duplicate expenses will decline in 2001.

Nonoperating Income and Expense. Interest expense for continuing operations was $4 million in 2000, $5.7 million in 1999, and $7.4 million in 1998. The Company's average outstanding debt has declined due primarily to repayment of borrowings utilizing the proceeds from sales of various noncore businesses and assets. See Note 8 of Notes to Consolidated Financial Statements for details of the Company's current financing arrangements.

"Other income (expense) - net" in the consolidated statements of operations consists primarily of interest income, foreign exchange gains and losses, and other miscellaneous items of nonoperating income and expense. In 2000, this amount included a $5 million write-down of the value of a convertible debenture held by the Company (see
Note 5 of Notes to Consolidated Financial Statements), interest income of $4.8 million resulting from the Company's increased level of cash, and a net foreign exchange loss of $3.9 million. See
"Impact of Currency Fluctuations and Currency Risk Management" following.

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

Fluctuations in the value of the U.S. dollar in international markets can have a significant impact on the Company's results of operations. For 2000, approximately 52% of the Company's revenues were derived from customers outside the United States, primarily through subsidiary operations. Most subsidiaries sell to customers and incur and pay operating expenses in local currencies. These local currency revenues and expenses are translated into U.S. dollars for reporting purposes. A stronger U.S. dollar will decrease the level of reported U.S. dollar orders and revenues, decrease the dollar gross margin, and decrease reported dollar operating expenses of the international subsidiaries. The strengthening of the U.S. dollar with respect to the currencies in Europe has had a negative impact on the Company's reported results of operation in all years in the three year period ended December 31, 2000, though in 1999, the associated negative impact was partially mitigated by weakening of the dollar in the Company's Asian markets. The Company estimates that the net strengthening of the U.S. dollar in its international markets adversely impacted its results of operations by approximately $.08, $.02, and $.10 per share in 2000, 1999, and 1998, respectively. To illustrate the sensitivity of the Company's results of operations to changes in international currency exchange rates, the Company estimates that the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which the Company's sales are denominated would result in a decrease in earnings of approximately $5 million for the year ended December 31, 2001. Likewise, a uniform 10% weakening in the value of the dollar would result in increased earnings of approximately $5 million. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, exchange rate fluctuations may also affect the volume of sales and foreign currency sales prices. The Company's estimation of the effects of changes in foreign currency exchange rates does not consider potential changes in sales levels or local currency prices. The Company's income statement exposure to currency fluctuations has declined successively over the past three years as the result of declining activity levels in its international regions, directly correlated to the Company's consolidated sales volume declines. See Note 12 of Notes to Consolidated Financial Statements for a summary of the Company's revenues by geographic area.

The Company conducts business in all major markets outside the U.S., but the most significant of these operations with respect to currency risk are located in Europe and Asia. Local currencies are the functional currencies for the Company's European subsidiaries. The U.S. dollar is the functional currency for all other international subsidiaries. See Note 1 of Notes to Consolidated Financial Statements for a description of the Company's policy for managing the currency risks associated with its international operations.

In 2000 and 1999, the Company incurred net foreign exchange losses from its continuing operations of $3.9 million and $1.3 million, respectively, compared to a net exchange gain of $.4 million realized from its continuing operations in 1998. The Company's exchange losses for the past two years have primarily resulted from the strengthening of the U.S. dollar against the Euro, primarily with respect to Euro denominated intercompany receivables of the U.S. parent company. The 2000 exchange loss also included approximately $2.3 million in loss incurred as the result of subsidiary liquidations and capital repatriation to the U.S. parent. At December 31, 1999, the Company's only outstanding forward exchange contracts related to formalized intercompany loans between the Company's European subsidiaries that were immaterial to the Company's financial position, and at December 31, 2000, the Company had no forward exchange contracts outstanding. Effective first quarter 2000, the Company ceased hedging any of its foreign currency risks.

To illustrate the sensitivity of the Company's results of operations to changes in exchange rates for international currencies underlying its intercompany receivables and loans, the Company estimates that a uniform 10% strengthening or weakening in the value of the dollar relative to the currencies in which such intercompany receivables and loans are denominated at December 31, 2000 would not result in a significant loss or improvement in earnings. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. The Company's intercompany receivables have declined as the result of declining sales volumes, reducing the Company's currency exposure with respect to these items.

The Company is exposed to foreign currency risks related to certain of its financial instruments, primarily foreign currency denominated debt securities held by its European subsidiaries and a long-term mortgage on one of its European facilities. The net effect of a uniform 10% change in exchange rates relative to the currencies in which these financial instruments are denominated would not have a material impact on the Company's results of operations.

Euro Conversion. On January 1, 1999, eleven member countries of the European Monetary Union ("EMU") fixed the conversion rates of their national currencies to a single common currency, the "Euro". In June 2000, and with effect on January 1, 2001, Greece became the twelfth member of the EMU to adopt the Euro. The individual national currencies of the participating countries will continue to exist through July 1, 2002, and Euro currency will begin to circulate on January 1, 2002. All of the Company's financial systems currently accommodate the Euro and, during 1999 and 2000, the Company conducted business in Euros with its customers and vendors who chose to do so without encountering significant administrative problems. While the Company continues to evaluate the potential impacts of the common currency, it at present has not identified significant risks related to the Euro and does not anticipate that full Euro conversion in 2002 will have a material impact on its results of operations or financial condition. To date, the conversion to one common currency has not impacted the Company's pricing in European markets.

See Notes 1 and 5 of Notes to Consolidated Financial Statements for further information related to management of currency risk.

Income Taxes. The Company earned pretax income before minority interest of $19.2 million in 2000, compared to pretax losses of $72.5 million in 1999 and $.7 million in 1998. Income tax expense in each of these years resulted primarily from taxes on individually profitable majority owned subsidiaries, including the Company's 60% ownership interest in Z/I Imaging in 1999 and 2000. There was no material income tax expense or benefit related to the Company's discontinued VeriBest operation in 1999 or 1998.

Note 9 of Notes to Consolidated Financial Statements contains a reconciliation of statutory income tax expense or benefit to actual income tax expense for each year in the three year period ended December 31, 2000 and includes further details of the Company's tax position, including net operating loss and tax credit carryforwards.

Results by Business Segment: The year 2000 was a transitional year for the Company during which effort was focused on organizing the Company into six vertical business segments. In third quarter 2000, the Company substantially completed the U.S. portion of this process. The international portion of this process is expected to be completed by the end of first quarter 2001. The following discussion provides a comparative analysis of results of operations based on the Company's business segmentation structure prior to 2000. Prior year comparative data is not available for the Company's 2000 business structure, except for Intergraph Public Safety, Inc. and Z/I Imaging Corporation, whose businesses did not change as a result of the 2000 verticalization process. Z/I Imaging's results of operations for 1999 include only three months of activity, as the subsidiary was formed on October 1, 1999. In the Company's new reporting structure, its 2000 loss from operations is attributed primarily to its ICS business segment, whose operations ceased in fourth quarter 2000, and its international distribution operation. See Note 12 of Notes to Consolidated Financial Statements for further explanation and details of the Company's segment reporting, including a presentation of the Company's new vertical operating structure for 2000 and beyond.

ICS. Intergraph Computer Systems ("ICS") incurred operating losses of $18.9 million, $44.8 million, and $71.2 million in 2000, 1999, and 1998, respectively, on revenues of $155 million, $332.1 million, and $447.1 million. These operating losses exclude the impact of certain nonrecurring income and operating expense items associated with ICS's operations, including 1998 gains from the sales of its printed circuit board facility and manufacturing inventory and assets totaling $9.8 million, a net gain of $15.4 million in 2000 from the sales of its Intense3D graphics accelerator division and workstation and server business, and reorganization charges of $.8 million, $4.5 million, and $4.2 million incurred in 1998, 1999, and 2000, respectively, primarily for employee severance. The 2000 reorganization charge also included fixed asset write-offs and accruals for lease cancellations and idle building space recorded as the result of the final closure of this business segment.

ICS's 1998 and 1999 results of operations were significantly adversely impacted by factors associated with the Company's dispute with Intel, the effects of which included lost momentum, lost revenue and margin, and increased operating expenses, primarily for marketing and public relations. (See "Litigation and Other Risks and Uncertainties" preceding for a complete discussion of the Company's dispute with Intel and its effects on the operations of ICS and the Company). In response to its continued operating losses, in third quarter 1999, ICS exited the PC and generic server business and narrowed its focus to workstations, specialty servers, digital video products and 3D graphics cards, and in third quarter 2000, ICS exited the development and design of hardware products and closed its operations. ICS's revenue declines over the three year period ended December 31, 2000 resulted primarily from the aforementioned factors associated with the Intel dispute and from its closure in 2000.
ICS's total gross margin in 2000 was approximately 9% compared to approximately 11% in both 1999 and 1998. ICS's 1998 margins were severely impacted by volume and inventory value related manufacturing variances incurred prior to the outsourcing of its manufacturing to SCI in fourth quarter 1998. In 1999, margin improvements as the result of this outsourcing were offset by a $7 million inventory write-off incurred as the result of the exit from the PC and generic server business. An additional $4.5 million inventory write-down was recorded in 2000 in connection with the shutdown of ICS's hardware development business. 2000 margins were also negatively impacted by significant discounting on sales of ICS's remaining inventory, primarily in the fourth quarter. ICS's operating loss improvements in 1999 and 2000 were due primarily to successive operating expense declines of 32% and 60% resulting from headcount reductions achieved over the three year period prior to its shutdown in 2000. Effective with the shutdown of ICS, the Company's hardware maintenance and network services operations were combined with the Intergraph Government Solutions business segment.

IPS. Intergraph Public Safety ("IPS") earned operating income of $5.3 million, $10.8 million, and $6.2 million in 2000, 1999, and 1998, respectively, on revenues of $90.6 million, $96.3 million, and $93.4 million. The segment's 2000 operating results exclude reorganization charges of approximately $.2 million incurred in the fourth quarter for employee terminations at its Australian subsidiary. As a general rule, the IPS business is characterized by large orders that are difficult to forecast and cause orders to fluctuate significantly from quarter to quarter. The improvement in IPS's 1999 results of operations was due primarily to a 6 point increase in gross margin, largely due to improved revenues and margins earned on professional services projects. This margin improvement was partially offset by a 10% increase in operating expenses as the result of the segment's increased headcount. In 2000, IPS's systems and services orders increased by 42%. However, a correlating revenue increase has not yet materialized as most of these orders were received late in the third quarter. These orders should accrue to revenue incrementally over the next several quarters as the projects are completed. Improvements in IPS's systems and maintenance margins from the 1999 level were offset by a 23% increase in operating expenses. In anticipation of increasing orders, the Utilities division of IPS increased its headcount by approximately 7% from the prior year level, primarily in the product development and sales and marketing areas. Additionally, IPS's general and administrative expenses have increased by 29% from the 1999 level due to legal expenses incurred in Australia for an inquiry related to a large contract award. It is unknown at present whether this inquiry will result in a legal proceeding of any significance with respect to the IPS business segment and the Company.

Intergraph Software. The Software business earned operating income of $8.6 million, $7.3 million, and $13.8 million in 2000, 1999, and 1998, respectively, on revenues of $338.6 million, $469.4 million, and $531.5 million. Operating income in 2000 excludes the impact of certain nonrecurring income and operating expense items associated with Software operations, including the $23 million gain from the sale of its civil, plotting, and raster product lines, a $2 million gain from the sale of a noncore software division, and reorganization charges of approximately $2.3 million, primarily for employee terminations. Operating income for 1999 excludes an arbitration settlement charge of $8.6 million (see "Arbitration Settlement" preceding), an $11.5 million gain from the sale of InterCAP, and reorganization charges of approximately $5.8 million, primarily for employee severance costs. Operating income for 1998 excludes the $102.8 million gain on sale of the business segment's Solid Edge and Engineering Modeling System product lines and reorganization charges of $14.6 million, primarily for asset write-offs and employee termination expenses. The revenue declines in 1999 and 2000 were due primarily to declining systems revenues, partially the result of weakened demand for the Company's hardware products, and to the continued downward trend in maintenance revenues. The segment's total margin remained relatively flat in 1998 and 1999 at approximately 37%, but increased to 42% in 2000, primarily due to increased software content in the product mix. During 1999, the segment reduced and reorganized its sales force to align its expenses more closely with the lower volume of revenue being generated, resulting in an approximate 17% decline in sales and marketing expenses from the 1998 level. This reduction in expenses partially offset the negative impact of the 12% revenue decline. Though total gross margin increased by 5 points in 2000, the 28% decline in revenues resulted in a significant reduction in operating income for the Software segment. However, the impact of the revenue decline was more than offset by declines in the segment's sales and marketing and general and administrative expenses of 27% and 11%, respectively, as the result of the Company's ongoing reorganization efforts.

IGS. In 2000, Intergraph Government Solutions ("IGS") earned operating income of $3.6 million on revenues of $144 million, compared to a 1999 operating income of $12.4 million on revenues of $159.8 million, and a 1998 operating loss of $3 million on revenues of $171.5 million. IGS's revenues were adversely impacted by weakened demand for the Company's hardware product offerings in all three years, and in fourth quarter 2000, their revenues were further reduced as the result of delayed funding on several large government contracts which are anticipated to be funded in first quarter 2001. The segment's total gross margin improved by approximately 4 points in 1999 as a result of declining hardware content in the product mix and has stabilized at approximately 24% for the last two years. The 1999 improvement in operating results was derived primarily from this gross margin increase and from a 30% decline in operating expenses resulting from reductions in headcount and an increase in shipbuilding software development costs qualifying for capitalization. In 2000, IGS's operating expenses increased by 21%, primarily due to expenses incurred in connection with the verticalization of the business, including the implementation of a new accounting system and an increase in bad debt expenses from the 1999 level.

Z/I Imaging. In 2000, Z/I Imaging earned operating income of $9.2 million on revenues of $43.4 million, after earning operating income of $1.9 million on revenues of $9.8 million in fourth quarter 1999. 2000 was the segment's first full calendar year of operations since its inception October 1, 1999. Z/I's systems revenues were higher than expected due to strong sales of photogrammetric processing systems. Total gross margin for 2000 and fourth quarter 1999 approximated 57%, reflecting high margins earned on software and photogrammetric systems. Z/I's operating expenses for 2000 were approximately 6% above the fourth quarter 1999 annualized level due to additional personnel added throughout the year.

General corporate expenses declined by 41% in 2000 after increasing by 25% in 1999. These variances are attributed primarily to fluctuations in the Company's legal fees. Corporate expenses included legal fees of $6 million, $18.5 million and $10.7 million, respectively, in 2000, 1999, and 1998. Expenses in 2000 were positively impacted by the Company's ongoing efforts to reduce its corporate overhead, primarily through reductions in headcount. Approximately $2.5 million of the fourth quarter 2000 reorganization charges related to terminations of administrative personnel, primarily in Europe.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2000, cash totaled $119.8 million, up $31.3 million from December 31, 1999. Cash generated from operations totaled $41.2 million in 2000, compared to a consumption of cash of $9.7 million in 1999 and $31.1 million in 1998. Cash generation in 2000 reflects the Company's improved results of operations and continuing focus on collection of accounts receivable. Cash consumption in 1999 included a $12 million payment to BSI (See "Arbitration Settlement" preceding) and payments to SCI of $10.2 million to purchase unused inventory (see Note 15 of Notes to Consolidated Financial Statements). The 1998 cash consumption primarily reflected the negative cash flow effect of the Company's operating losses. Severance payments in 2000, 1999, and 1998 totaled $7.3 million, $9.7 million, and $3.9 million, respectively.

Net cash provided by investing activities totaled $15.9 million, $25.5 million and $99.6 million in 2000, 1999, and 1998, respectively. Investing activities in 2000 included $38.4 million in net proceeds from sales of assets, primarily receipts of $13.6 million from the sale of the Company's civil, plotting, and raster product lines to BSI, $12.9 million from sales of land and an office building in the Netherlands, $10.3 million from sales of buildings on the Company's Huntsville, Alabama campus, $2 million from the sale of a noncore software division, and $1.5 million from the sale of an investment in an affiliate. Investing activities in 1999 included $11.7 million contributed by the minority interest partner to start-up of the Z/I Imaging business and $54.1 million in net proceeds from sales of assets, including $19.9 million from the fourth quarter 1998 sale of the Company's manufacturing assets to SCI, $13.7 million from the sale of an office building in the Netherlands, $11 million from the sale of VeriBest, $6.4 million from the sale of InterCAP, and $2.5 million from the sale of land. Investing activities in 1998 included an investment of $26.3 million for the purchase of Zydex software rights and $160.5 million in net proceeds from sales of assets, including net proceeds of $102 million from the sale of the Company's Solid Edge and Engineering Modeling System product lines, $42.5 million from the sale of manufacturing inventory and assets to SCI, and $16 million from the sale of the printed circuit board manufacturing facility. Other significant investing activities in 2000 included expenditures for capitalizable software development of $10.8 million ($20.7 million in 1999 and $15.7 million in 1998) and capital expenditures of $7.2 million ($10.2 million in 1999 and $17.3 million in 1998), primarily for computer equipment used in product development and sales and marketing activities.

Net cash used for financing activities totaled $21.7 million, $21 million, and $19.3 million in 2000, 1999, and 1998, respectively, due primarily to net debt repayments of $23.4 million, $23.6 million and $22.3, respectively. In 2000, the Company used approximately $7 million to repay its Australian term loan and $7.1 million to pay down the term loan with its primary lender. Additionally, in 2000 and 1999, the Company used approximately $3.8 million and $4.2 million, respectively, to pay off mortgages on disposed European office buildings. The remaining debt repayment activity in 1999 and 1998 related primarily to the Company's term loan and revolving credit agreement. An additional reduction in the Company's long-term debt was achieved through termination of a long-term lease on one of the Company's facilities in first quarter 2000. The Company accounted for this lease as a financing and, upon termination, long-term debt of $8.3 million and property, plant, and equipment of $6.5 million were removed from the Company's books. See Note 8 of Notes to Consolidated Financial Statements for further details of these transactions and a summary of the Company's outstanding debt at December 31, 2000.

The Company's average collection period for accounts receivable in 2000 was approximately 82 days, representing a slight decrease from the prior year. Approximately 71% of the Company's 2000 revenues were derived from international customers and the U.S. government, both of which traditionally carry longer collection periods. The Company continues to experience slow collections throughout the Middle East region, particularly in Saudi Arabia. Total accounts receivable from Middle Eastern customers was approximately $18 million at December 31, 2000 and $20 million at December 31, 1999. Total U.S. government accounts receivable was $28 million at December 31, 2000 ($33 million at December 31, 1999). The Company endeavors to enforce its payment terms with these and other customers, and grants extended payment terms only in very limited circumstances.

The Company expects that capital expenditures will require $7 million to $10 million in 2001, primarily for computer equipment used in product development and sales and marketing activities. The Company's term loan and revolving credit agreement, among other restrictions, limits the level of the Company's capital expenditures.

Under the Company's January 1997 six year fixed term loan and revolving credit agreement, available borrowings are determined by the amounts of eligible assets of the Company (the "borrowing base"), as defined in the agreement, primarily accounts receivable, with maximum availability of $80 million. In September 2000, the Company repaid $7.1 million of the $25 million term loan portion of the agreement with proceeds received from the sale of several idle office buildings. The remainder of the term loan is due at expiration of the agreement. Borrowings are secured by a pledge of substantially all of the Company's assets in the U.S. and certain international receivables. The rate of interest on all borrowings under the agreement is the greater of 7% or the Norwest Bank Minnesota National Association base rate of interest (9.5% at December 31, 2000) plus
 .625%. There are provisions in the agreement which lower the interest rate upon achievement of sustained profitability by the Company. The agreement requires the Company to pay a facility fee at an annual rate of .15% of the amount available under the credit line, an unused credit line fee at an annual rate of .25% of the average unused portion of the revolving credit line, a letter of credit fee at an annual rate of 1.5% of the undrawn amount of all outstanding letters of credit, and a monthly agency fee. At December 31, 2000, the Company had outstanding borrowings of $19.3 million, the $17.9 million term loan portion of which was classified as long-term debt in the consolidated balance sheet, and an additional $18.6 million of the available credit line was allocated to support the Company's letters of credit. At December 31, 2000, the borrowing base, representing the maximum available credit under the line, was approximately $44.9 million.

The term loan and revolving credit agreement contains certain financial covenants of the Company, including minimum net worth, minimum current ratio, and maximum levels of capital expenditures, and restrictive covenants that limit or prevent various business transactions (including purchases of the Company's stock, dividend payments, mergers, acquisitions of or investments in other businesses, and disposal of assets including individual businesses, subsidiaries, and divisions) and limit or prevent certain other business changes without approval. The Company's net worth covenant was reduced to $200 million effective June 30, 2000. Additionally, the agreement required the Company to retain, pending a return to profitability, the services of an investment banking firm to advise the Company regarding potential partnering arrangements and other alternatives for its computer hardware business. This requirement was waived by the lender in second quarter 2000.

At December 31, 2000, the Company had approximately $30 million in debt on which interest is charged under various floating rate arrangements, primarily its six year term loan and revolving credit agreement and a European mortgage (see Note 8 of Notes to Consolidated Financial Statements). The Company is exposed to market risk of future increases in interest rates on these loans. To illustrate the sensitivity of the Company's results of operations to changes in interest rates on its debt, the Company estimates that its results of operations would not be materially affected by a two point increase or decrease in the average interest rates related to its floating rate debt. This hypothetical change in rates was determined based on the trend of the Company's actual rates over the past four years and represents the maximum fluctuation experienced in any of those years. The Company's estimate assumes a level of debt consistent with the December 31, 2000 level and does not consider the effects that further operating losses, if any, will have on the balance of debt outstanding.

The Company improved its general financial condition in 2000 and generated positive operating cash flow each quarter in 2000, primarily the result of improved accounts receivable collections and operating expense declines. The Company expects to sustain its positive operating cash flows in 2001 as a result of headcount reductions and other expense savings actions taken during 2000. The Company is managing its cash very closely and believes that the combination of improved cash flow from operations, its existing cash balances, and cash available under its revolving credit agreement will be adequate to meet cash requirements for 2001, including requirements for severance payments associated with the various restructuring actions taken by the Company in 2000. For the near term, the Company also anticipates that its cash position may benefit from further sales of excess real estate and other noncore assets of the Company. However, for the longer term, the Company must continue to align its operating expenses with the levels of revenue being generated if it is to fund its current operations and fund business growth without reliance on funds from sales of assets and external financing. The Company anticipates no significant nonoperating events that will require the use of cash, with the possible exception of its stock purchase program (see Note 1 of Notes to Consolidated Financial Statements).

FOURTH QUARTER 2000

Revenues in fourth quarter were $144.1 million, down 35% from revenues from continuing operations in fourth quarter 1999. The Company earned net income of $18 million ($.36 per share) for the quarter, compared to a loss from continuing operations of $9.9 million ($.20 per share) in fourth quarter 1999. The revenue decline from the prior year period was due primarily to the exit of hardware development activities in third quarter 2000. Additionally, the Company's fourth quarter 2000 efforts to realign its international sales operations with the new vertical business structure may have detracted focus away from selling activity. Despite the decline in revenues, the Company's loss from operations before reorganization charges was basically flat with the fourth quarter 1999 level at $.06 per share. A 4.3 point gross margin improvement resulting from increased software content in the product mix and a 26% decline in operating expenses resulting from reductions in headcount and legal expenses served to offset the impact of the revenue decline. Fourth quarter 2000 operating results were reduced by reorganization charges of $5.1 million ($.10 per share) and increased by gains on sales of assets of $30.4 million ($.61 per share), primarily related to the sale of the Company's civil, plotting and raster product lines to BSI and additional purchase price consideration earned in connection with the third quarter 2000 sale of the Company's graphics accelerator division to 3Dlabs. The fourth quarter 1999 loss from continuing operations was offset by a $14.4 million ($.29 per share) gain on the sale of VeriBest.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


---------------------------------------------------------------------
December 31,                                       2000         1999
---------------------------------------------------------------------
(In thousands except share and per share amounts)

Assets
  Cash and cash equivalents                    $119,848     $ 88,513
  Accounts receivable, net                      178,862      258,768
  Inventories                                    25,290       35,918
  Other current assets                           53,475       28,744
---------------------------------------------------------------------
     Total current assets                       377,475      411,943
  Investments in affiliates                      14,262        9,940
  Capitalized software development costs         23,871       23,522
  Other assets                                   42,971       44,632
  Property, plant, and equipment, net            56,329       94,907
---------------------------------------------------------------------
     Total Assets                              $514,908     $584,944
=====================================================================

Liabilities and Shareholders' Equity
  Trade accounts payable                       $ 35,224     $ 50,963
  Accrued compensation                           33,257       35,848
  Other accrued expenses                         61,591       71,052
  Billings in excess of sales                    46,603       66,051
  Income taxes payable                           10,984        8,175
  Short-term  debt and current
    maturities of long-term debt                  5,765       11,547
---------------------------------------------------------------------
     Total current liabilities                  193,424      243,636
---------------------------------------------------------------------
  Deferred income taxes                           6,604        2,620
  Long-term debt                                 25,265       51,379
  Other noncurrent liabilities                    4,612        5,780
---------------------------------------------------------------------
     Total noncurrent liabilities                36,481       59,779
---------------------------------------------------------------------
  Minority interest in consolidated
    subsidiaries                                  7,003        4,829
---------------------------------------------------------------------
  Shareholders' equity:
    Common stock, par value $.10
      per share -- 100,000,000 shares
      authorized; 57,361,362 shares issued        5,736        5,736
    Additional paid-in capital                  214,079      216,943
    Retained earnings                           188,326      178,231
    Accumulated other comprehensive loss       ( 15,931)    (  5,506)
---------------------------------------------------------------------
                                                392,210      395,404

    Less- cost of 7,836,452 treasury shares
      at December 31, 2000, and 8,145,149
      treasury shares at December 31, 1999     (114,210)    (118,704)
---------------------------------------------------------------------
    Total shareholders' equity                  278,000      276,700
---------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity $514,908     $584,944
=====================================================================

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

------------------------------------------------------------------------------
Year Ended December 31,                    2000          1999           1998
------------------------------------------------------------------------------
(In   thousands   except   per   share amounts)

Revenues
  Systems                              $426,791      $623,451      $ 712,916
  Maintenance                           160,456       186,766        202,919
  Services                              103,207       104,663         89,172
------------------------------------------------------------------------------
    Total revenues                      690,454       914,880      1,005,007
------------------------------------------------------------------------------
Cost of revenues
  Systems                               266,147       436,254        508,836
  Maintenance                            87,793       100,823        107,608
  Services                               84,237        87,868         77,420
------------------------------------------------------------------------------
    Total cost of revenues              438,177       624,945        693,864
------------------------------------------------------------------------------

    Gross profit                        252,277       289,935        311,143

Product development                      56,319        62,638         76,818
Sales and marketing                     118,402       169,805        219,044
General and administrative               92,699       109,336        100,936
Reorganization charges                    8,498        15,596         15,343
------------------------------------------------------------------------------

    Loss from operations                (23,641)      (67,440)      (100,998)

Gains on sales of assets                 49,546        13,223        112,533
Arbitration settlement                      ---       ( 8,562)           ---
Interest expense                        ( 4,031)      ( 5,663)      (  7,441)
Other income (expense) -- net           ( 2,648)      ( 4,016)      (  4,822)
------------------------------------------------------------------------------
    Income (loss) from continuing
      operations before income taxes
      and minority interest              19,226       (72,458)      (    728)

Income tax expense                      ( 6,600)      ( 5,500)      (  6,000)
------------------------------------------------------------------------------
    Income (loss) from continuing
      operations before minority
      interest                           12,626       (77,958)      (  6,728)

Minority interest in earnings of
  consolidated subsidiaries             ( 2,531)      (   603)           ---
------------------------------------------------------------------------------
    Income (loss) from continuing
      operations                         10,095       (78,561)      (  6,728)

Gain on sale of discontinued
  operation, net of  income taxes           ---        14,384            ---
Loss from discontinued operation,
  net of income taxes                       ---       ( 7,400)      ( 12,906)
------------------------------------------------------------------------------
    Net income (loss)                   $10,095      $(71,577)     $( 19,634)
==============================================================================
    Income (loss) per share-basic
      and diluted:

      Continuing operations             $   .20      $(  1.60)     $(    .14)
      Discontinued operation                ---           .14       (    .27)
------------------------------------------------------------------------------
        Net income (loss)               $   .20      $(  1.46)     $(    .41)
==============================================================================

Weighted average shares outstanding
                      -basic             49,368        48,906         48,376
                      -diluted           49,855        48,906         48,376
==============================================================================

The accompanying notes are an integral part of these consolidated financial statements.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


------------------------------------------------------------------------------
Year Ended December 31,                             2000      1999       1998
------------------------------------------------------------------------------
(In thousands)

Cash Provided By (Used For):
Operating Activities:
  Net income (loss)                             $ 10,095  $(71,577) $( 19,634)
  Adjustments to reconcile net income (loss)
    to net cash provided by (used for)
    operating activities:
      Depreciation                                14,980    21,228     29,446
      Amortization                                18,906    26,878     25,274
      Noncash portion of arbitration settlement      ---     3,530        ---
      Noncash portion of reorganization charges    5,696     9,614     11,506
      Write-down of convertible debenture          5,000       ---        ---
      Gains on sales of assets                   (49,546)  (27,607)  (112,533)
      Net changes in current assets and
        liabilities                               36,115    28,253     34,833
------------------------------------------------------------------------------
      Net cash provided by (used for)
        operating activities                      41,246   ( 9,681)  ( 31,108)
------------------------------------------------------------------------------
Investing Activities:
    Net proceeds from sales of assets             38,362    54,056    160,487
    Contributions from minority interest partner     ---    11,732        ---
    Purchases of property, plant, and equipment  ( 7,244)  (10,221)  ( 17,264)
    Capitalized software development costs       (10,829)  (20,656)  ( 15,738)
    Capitalized internal use software costs      ( 1,057)  ( 5,875)  (    802)
    Purchase of software rights                      ---       ---   ( 26,292)
    Other                                        ( 3,349)  ( 3,579)  (    757)
------------------------------------------------------------------------------
      Net cash provided by investing activities   15,883    25,457     99,634
------------------------------------------------------------------------------
Financing Activities:
    Gross borrowings                                 ---       ---     10,689
    Debt repayment                               (23,368)  (23,605)  ( 32,949)
    Proceeds of employee stock purchases and
      exercises of stock options                   1,630     2,612      2,940
------------------------------------------------------------------------------
      Net cash used for financing activities     (21,738)  (20,993)  ( 19,320)
------------------------------------------------------------------------------
Effect of exchange rate changes on cash          ( 4,056)  ( 1,743)  (    378)
------------------------------------------------------------------------------
Net increase (decrease) in cash and
  cash equivalents                                31,335   ( 6,960)    48,828
Cash and cash equivalents at beginning of year    88,513    95,473     46,645
------------------------------------------------------------------------------
Cash and cash equivalents at end of year        $119,848  $ 88,513   $ 95,473
==============================================================================

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------
                                                                     Accumulated
                                                 Additional              Other                   Total
                                          Common  Paid-in   Retained Comprehensive  Treasury Shareholders'
                                          Stock   Capital   Earnings Income (Loss)    Stock      Equity
------------------------------------------------------------------------------------------------------------
(In thousands except share amounts)

  Balance at January 1, 1998              $5,736  $226,362  $269,442    $ 1,090    $(133,847)   $368,783

Comprehensive income (loss):
  Net loss                                   ---       ---   (19,634)       ---          ---     (19,634)
  Other comprehensive income- foreign
    currency translation adjustments         ---       ---       ---      3,071          ---       3,071
                                                                                                ---------
Comprehensive loss                           ---       ---       ---        ---          ---     (16,563)
                                                                                                =========
Issuance of 464,230 shares under
 employee stock purchase plan                ---    (3,829)      ---        ---        6,769       2,940
Other                                        ---       172       ---        ---          ---         172
------------------------------------------------------------------------------------------------------------
  Balance at December 31, 1998             5,736   222,705   249,808      4,161     (127,078)    355,332

Comprehensive loss:
  Net loss                                   ---       ---   (71,577)       ---          ---     (71,577)
  Other comprehensive loss:
     Foreign currency translation
      adjustments                            ---       ---       ---     (9,340)         ---         ---
      Less: Net translation gain
       realized upon sales of subsidiaries   ---       ---       ---     (  327)         ---         ---
                                                                         -------
      Net foreign currency translation
       adjustments                           ---       ---       ---     (9,667)         ---     ( 9,667)
                                                                         -------                 --------

Comprehensive loss                           ---       ---       ---        ---          ---     (81,244)
                                                                                                 ========
Issuance of 557,713 shares under
 employee stock purchase plan                ---    (5,539)      ---        ---        8,130       2,591
Issuance of 16,750 shares upon
 exercise of stock options                   ---    (  223)      ---        ---          244          21
------------------------------------------------------------------------------------------------------------
  Balance at December 31, 1999             5,736   216,943   178,231     (5,506)    (118,704)    276,700

Comprehensive income (loss):
  Net income                                 ---       ---    10,095        ---          ---      10,095
  Other comprehensive loss:
     Foreign currency translation
      adjustments                            ---       ---       ---     (2,738)         ---         ---
      Less: Net translation loss realized
       upon liquidation of subsidiary        ---       ---       ---        252          ---         ---
                                                                         -------
      Net foreign currency translation
       adjustments                           ---       ---       ---     (2,486)         ---     ( 2,486)
     Net unrealized holding losses on
      investments                            ---       ---       ---     (7,939)         ---     ( 7,939)
                                                                                                 --------
Comprehensive loss                           ---       ---       ---        ---          ---     (   330)
                                                                                                 ========
Issuance of 305,447 shares under
 employee stock purchase plan                ---    (2,839)      ---        ---        4,452       1,613
Issuance of 3,250 shares upon
 exercise of stock options                   ---    (   25)      ---        ---           42          17
------------------------------------------------------------------------------------------------------------
  Balance at December 31, 2000            $5,736  $214,079  $188,326   $(15,931)   $(114,210)   $278,000
============================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2000

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES.
Basis of Presentation: The consolidated financial statements include the accounts of Intergraph Corporation and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. As discussed in Note 4, the Company sold its VeriBest, Inc. business segment on October 31, 1999 and, accordingly, its operating results have been removed from continuing operations and reported as discontinued operations for all periods presented through the date of sale.

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

Effective third quarter 2000, the Company's continuing operations are divided into six separate business segments for operational and management purposes: Process and Building Solutions ("PBS"), Intergraph Public Safety, Inc. ("IPS"), Mapping and Geographic Information Systems ("GIS") Solutions, Intergraph Government Solutions ("IGS"), Z/I Imaging Corporation ("Z/I Imaging"), and Intergraph Computer Systems ("ICS"). Also included as a segment on a temporary basis is the International Distribution operation, which will be absorbed into the applicable primary business segments effective January 1, 2001. See Note 12 for a description of the business of each of these segments.

The Company's products are sold worldwide, with United States and European revenues representing approximately 76% of total revenues for 2000.

Cash Equivalents: The Company's excess funds are generally invested in short-term, highly liquid, interest-bearing securities, which may include short-term municipal bonds, time deposits, money market preferred stocks, commercial paper, and U.S. government securities. The Company's investment policy limits the amount of credit exposure from any single issuer of securities. Cash equivalents are stated at fair market value based on quoted market prices. Investments with original maturities of three months or less are considered to be cash equivalents for purposes of financial statement presentation.

The Company's investments in debt securities are valued at fair market value with any unrealized holding gains and losses reported as a component of "Accumulated other comprehensive loss". At December 31, 2000 and 1999, the Company held various debt securities maturing within three months or less with fair market values of approximately $63,000,000 and $33,000,000, respectively. Gross realized gains and losses on debt securities sold during the three year period ended December 31, 2000 were not significant, and there were no unrealized holding gains or losses on debt securities at December 31, 2000 or 1999.

The Company's December 31, 2000 consolidated cash balance includes approximately $12,600,000 held by Z/I Imaging, a 60%-owned consolidated subsidiary.

Inventories: Inventories are stated at the lower of average cost or market and are summarized as follows:

------------------------------------------------------
December 31,                        2000        1999
------------------------------------------------------
(In thousands)

Raw materials                   $  6,124     $12,888
Work-in-process                    3,850       5,739
Finished goods                     6,077       5,895
Service spares                     9,239      11,396
------------------------------------------------------
Totals                           $25,290     $35,918
======================================================

Concurrent with the Company's closure of its ICS business segment in third quarter 2000, the Company recorded an inventory write-down of approximately $4,741,000. Inventories on hand at December 31, 2000 relate primarily to continuing specialized hardware assembly activity in the Company's IGS and Z/I Imaging business segments and to the Company's continuing warranty and maintenance obligations on computer hardware previously sold.

The Company's December 31, 1999 raw materials and work-in-process balances have been reclassified to reflect certain parts as raw materials rather than work-in-process. Amounts currently reflected as work-in-process relate primarily to sales contracts accounted for under the percentage-of-completion method.

The industry in which the Company competes is characterized by rapid technological change. Currently, the majority of the hardware sold by the Company is purchased from third-party vendors. The Company regularly estimates the degree of technological obsolescence in its inventories and provides inventory reserves on that basis. Though the Company believes it has adequately provided for any such declines in inventory value to date, any unanticipated change in technology could significantly affect the value of the Company's inventories and thereby adversely affect gross margins and results of operations. In addition, an inability of the Company to accurately forecast its inventory needs related to its warranty and maintenance obligations or an inability of 3Dlabs or SGI to accurately forecast their manufacturing requirements of SCI (see
Note 15) could adversely affect gross margin and results of operations.

Other current assets: Other current assets reflected in the Company's consolidated balance sheets consist primarily of prepaid expenses, non-trade receivables from 3Dlabs and SGI, the current portion of notes receivable from sales of various noncore businesses and assets, refundable income taxes, and the Company's net current deferred tax asset. See Notes 9, 13, and 15 for a discussion of significant transactions affecting these components in 2000.

Investments in Affiliates: Investments in companies in which the Company believes it has the ability to influence operations or finances are accounted for by the equity method. Investments in companies in which the Company does not exert such influence are accounted for at fair value if such values are readily determinable, and at cost if such values are not readily determinable.

Effective January 1, 1998, the Company ceased accounting for its investment in Bentley Systems, Inc. ("BSI") under the equity method due to a lack of significant influence. On April 1, 1999, as the result of an arbitration settlement with BSI, the Company's equity ownership in BSI was reduced from approximately 50% to approximately 33%. See Note 13 and "Arbitration Settlement" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 23 of this annual report for further discussion of the Company's arbitration proceeding and business relationship with BSI. The book value of the Company's investment in BSI was approximately $9,190,000 at December 31, 1999 and 2000. The Company is unable to determine the fair value of this investment.

On July 21, 2000, as initial proceeds from the sale of its Intense3D graphics accelerator division, the Company received approximately 3,600,000 of the common shares of 3Dlabs, Inc. Ltd. ("3Dlabs"), constituting an equity ownership interest of approximately 19.7%. Fifteen percent of these shares have been placed in escrow for one year to cover any potential claims against the Company by 3Dlabs. The Company maintains its investment in 3Dlabs at market value in its consolidated balance sheets, with any unrealized holding gains or losses recorded as a component of "Accumulated other comprehensive loss" in the consolidated balance sheets. The market value of the Company's investment in 3Dlabs, excluding the shares held in escrow, was approximately $3,337,000 at December 31, 2000 ($4,956,000 at February 28, 2001). The
Company has recorded an unrealized holding loss of approximately $7,911,000 for the decline in market value of this investment from the date of acquisition through December 31, 2000. See Note 15 for further information regarding the 3Dlabs transaction.

Capitalized Software Development Costs: The Company capitalizes certain costs of development of computer software incurred after the technological feasibility of the product has been established. Such capitalized costs are amortized on a straight line basis over a period of two to three years. Amortization of these capitalized costs, included in "Cost of revenues - Systems" in the consolidated statements of operations, amounted to $9,100,000 in 2000, $14,600,000 in 1999, and $12,700,000 in 1998. Amortization
included in discontinued operations amounted to $2,400,000 in 1999 and $2,900,000 in 1998.

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

Other assets: Other assets reflected in the Company's consolidated balance sheets consist primarily of purchased software rights, long-term deposits, and notes receivable from sales of various noncore businesses and assets. (See Note 15.)

Property, Plant, and Equipment: Property, plant, and equipment, summarized below, is stated at cost. Depreciation is provided using the straight line method over the estimated useful lives described below.

--------------------------------------------------------------------------
December 31,                                           2000         1999
--------------------------------------------------------------------------
(In thousands)

Land and improvements (15-30 years)                $  7,464     $ 11,278
Buildings and improvements (30 years)                77,548      113,455
Equipment, furniture, and fixtures (3-8 years)      136,754      184,393
--------------------------------------------------------------------------
                                                    221,766      309,126
Allowances for depreciation                        (165,437)    (214,219)
--------------------------------------------------------------------------
Totals                                             $ 56,329     $ 94,907
==========================================================================

Significant dispositions of property, plant, and equipment in 2000 included the sale of real estate with a net book value of $16,000,000 and the termination of a capital lease on a building with a net book value of $6,500,000. The remaining decline in net property, plant and equipment is due primarily to sales of various noncore divisions and subsidiaries (see Note 15), depreciation expense, and write-offs of internal computer systems no longer in use as the result of reductions in force and other actions taken to downsize the Company.

Other Noncurrent Liabilities: Other noncurrent liabilities reflected in the Company's consolidated balance sheets consist primarily of liabilities incurred in connection with a business acquisition in January 1999 (see Note 15) and a deferred gain on the sale and leaseback of a European office building (see Note 8).

Minority Interest: Effective October 1, 1999, the Company contributed operating and financial assets with a total net book value of approximately $5,000,000 (including cash of $1,800,000) to Z/I Imaging Corporation, a newly formed corporation which supplies end-to-end photogrammetry solutions for front-end data collection to mapping related and engineering markets, in exchange for a 60% ownership interest in the new company. Additionally, Carl Zeiss B.V. ("Zeiss") contributed assets and liabilities with a net book value of approximately $4,000,000 (including cash of $11,732,000) to the new company in exchange for a 40% ownership interest. Z/I Imaging's assets, liabilities and results of operations are included in the Company's consolidated financial statements. Zeiss's minority interest in the earnings and equity of this subsidiary are reflected as "Minority interest in earnings of consolidated subsidiaries" and "Minority interest in consolidated subsidiaries", respectively, in the Company's consolidated statements of operations and balance sheets for the periods subsequent to formation of Z/I Imaging. See Note 13 for a discussion of transactions between Z/I Imaging and Zeiss during fourth quarter 1999 and full year 2000.

Treasury Stock: Treasury stock is accounted for by the cost method. In a series of authorizations beginning in 1987, the Board of Directors of the Company authorized the purchase of up to 20,000,000 shares of the Company's common stock in the open market. As of December 31, 2000, the Company had purchased approximately 18,800,000 shares for the treasury under that authorization, with the last purchase occurring in 1994. Treasury stock activity for the three year period ended December 31, 2000, consisting of stock option exercises and purchases of stock by employees under the Company's stock purchase plan, is presented in the consolidated statements of shareholders' equity.

On October 30, 2000, the Board of Directors approved a stock purchase plan which will allow the Company, under certain circumstances, to purchase up to $30,000,000 of its outstanding common stock in the open market. The Plan is not expected to commence until the completion of certain transactions, including sale of the remaining idle building space on the Company's Huntsville, Alabama campus and completion of the reorganization of the Company's international operations into the operating business segments. However, the Board in its discretion may approve purchases prior to completion of these transactions. The Plan may be suspended at any time after its commencement and will terminate on December 31, 2002. The Company has no obligation to purchase any specific number of shares under the Plan.

Treasury stock purchases are restricted by the Company's term loan and revolving credit agreement (see Note 8). The Company has received written consent from its primary lender for purchases of stock under the October 2000 Board authorization.

Revenue Recognition: In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"), providing guidance on the recognition, presentation, and disclosure of revenue in financial statements. SAB 101 outlines basic criteria that must be met prior to the recognition of revenue, including persuasive evidence of a sales arrangement, delivery of products and performance of services, a fixed and determinable sales price, and reasonable assurance of collection. For revenue recognition purposes, the Company considers persuasive evidence of a sales arrangement to be receipt of a purchase order or a signed contract.

SAB 101 became effective in fourth quarter 2000 for the Company. Upon implementation of SAB 101, the Company changed its method of revenue recognition for certain of its product sales, specifically those for which transfer of title occurs upon delivery to the customer. Historically, the Company has recognized revenues for its systems sales with no significant post-shipment obligations upon shipment to the customer, with any post-shipment costs accrued at that time. To comply with the provisions of SAB 101, the Company now recognizes revenues on such sales based upon estimated delivery times, generally less than five days after shipment, for the equipment and/or software shipped. This accounting change did not materially impact the Company's reported revenues and results of operations for 2000.

Multiple element software sale arrangements are identified by the Company's contracts personnel and accounted for based upon the relative fair value of each element. Revenue is not recognized on any element of a sale arrangement if undelivered elements are essential to the functionality of delivered elements.

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

Amounts billed to customers for shipping and handling costs are classified as revenues in the consolidated statements of operations with the associated costs included as a component of cost of revenues.

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

Foreign Currency Exchange and Translation: Local currencies are the functional currencies for the Company's European subsidiaries. The U.S. dollar is the functional currency for all other international subsidiaries. Foreign currency gains and losses resulting from remeasurement or settlement of receivables and payables denominated in a currency other than the functional currency, together with gains and losses and fees paid in connection with forward exchange contracts, are included in "Other income (expense) - net" in the consolidated statements of operations. Net exchange gains (losses) from continuing operations totaled ($3,900,000) in 2000, ($1,300,000) in 1999, and $400,000 in
1998. Translation gains and losses resulting from translation of subsidiaries' financial statements from the functional currency into dollars for U.S. reporting purposes and foreign currency gains and losses resulting from remeasurement of intercompany advances of a long-term investment nature are included as a component of "Accumulated other comprehensive loss".

Derivative Financial Instruments: The Company may at times utilize derivative financial instruments consisting primarily of forward exchange contracts and interest rate swap agreements. The Company is prohibited by policy from taking derivative positions exceeding its known balance sheet exposures and from otherwise trading in derivative financial instruments.

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

The Company has at times entered into interest rate swap agreements to reduce the risk of increases in interest rates on certain of its outstanding floating rate debt. The Company enters into agreements in which the principal and term of the interest rate swap match those of the specific debt obligation being hedged. The Company pays a fixed rate of interest and receives payment based on a variable rate of interest, and is thus exposed to market risk of potential decreases in interest rates. Interest rate swap agreements are accounted for under the accrual method. Under this method, the differences in amounts paid and received under interest rate swap agreements are recognized in the period in which the payments and receipts occur and are included in "Interest expense" in the consolidated statements of operations. Gain or loss on termination of an interest rate swap agreement is deferred and amortized as an adjustment to interest expense over the remaining term of the original contract life of the terminated swap agreement. In the event of early extinguishment of a debt obligation, any realized or unrealized gain or loss on the related swap agreement is recognized in income coincident with the extinguishment gain or loss.

Amounts payable to or receivable from counterparties related to derivative financial instruments are included in "Other accrued expenses" or "Other current assets" in the consolidated balance sheets. These amounts were not significant at December 31, 1999. At December 31, 2000, the Company had no freestanding derivatives.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), requiring companies to recognize all derivatives as either assets or liabilities on the balance sheet and to measure the instruments at fair value. This statement will become effective for the Company in calendar year 2001. The Company does not anticipate that the adoption of SFAS 133 will have a significant impact on its consolidated operating results or financial position.

See Note 5 for further details of the Company's derivative financial instruments.

Stock-Based Compensation Plans: The Company maintains a stock purchase plan and two fixed stock option plans for the benefit of its employees and directors. The Company accounts for these plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

Under the stock purchase plan, employees purchase stock of the Company at 85% of the closing market price of the Company's stock as of the last pay date of each calendar month. No compensation expense is recognized for the difference in price paid by employees and the fair market value of the Company's stock at the date of purchase.

Under the fixed stock option plans, stock options may be granted to employees and directors at exercise prices which are equal to, less than, or greater than the fair market value of the Company's stock on the date of grant. Compensation expense, equal to the difference in exercise price and fair market value on the date of grant, is recognized over the vesting period for options granted at less than fair market value.

In accordance with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company has provided pro forma information reflecting results of operations and earnings (loss) per share had compensation expense been recognized for employee stock purchases and for stock options granted at or above market value on the date of grant. See Note 10.

Income Taxes: The provision for income taxes includes federal, international, and state income taxes currently payable or refundable and income taxes deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. See Note 9.

Net Income (Loss) Per Share: Basic income (loss) per share is computed using the weighted average number of common shares outstanding. Diluted income (loss) per share is computed using the weighted average number of common and equivalent common shares outstanding. Employee stock options are the Company's only common stock equivalent and are included in the calculation only if dilutive. See Note 10.

Comprehensive Income (Loss): Comprehensive income (loss) includes net income (loss) as well as all other nonowner changes in equity. With respect to the Company, such nonowner equity items include foreign currency translation adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company's comprehensive losses for each year in the three year period ended December 31, 2000 are displayed in the Consolidated Statements of Shareholders' Equity. Accumulated other comprehensive income (loss) at the end of each of these three years consisted of foreign currency translation adjustments, with the exception of the December 31, 2000 balance which also included a $7,939,000 unrealized holding loss on investments primarily related to its common stock holdings of 3Dlabs, Inc. Ltd. (See "Investments in Affiliates" preceding.) There was no income tax effect related to the items included in other comprehensive loss for any year in the three year period ended December 31, 2000.
See Note 9 for details of the Company's tax position, including its net operating loss carryforwards and policy for reinvestment of subsidiary earnings.

Reclassifications: Certain reclassifications have been made to the previously reported consolidated statements of operations and cash flows for the years ended December 31, 1999 and 1998 to provide comparability with the current year presentation.

NOTE 2 -- LITIGATION AND OTHER RISKS AND UNCERTAINTIES.
In addition to those described in Notes 1, 5, 7, 8, 12 and 15, the Company has certain other risks related to its business and economic environment and continues its ongoing litigation with Intel Corporation, as further described in "Litigation and Other Risks and Uncertainties" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 20 to 23 of this annual report.

NOTE 3 -- REORGANIZATION CHARGES.
The Company recorded reorganization charges to continuing results of operations totaling $13,239,000 (including inventory write-downs reflected in "Cost of revenues - Systems" and "Cost of revenues - Maintenance" of $4,531,000 and $210,000, respectively) in 2000, $22,596,000 (including a $7,000,000 inventory write-down recorded as a component of "Cost of revenues - Systems") in 1999, and $15,343,000 in 1998. For a complete description of these charges, see "Reorganization Charges" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 18 to 20 of this annual report.

NOTE 4: -- DISCONTINUED OPERATION.
On October 31, 1999, the Company sold its VeriBest, Inc. business segment to Mentor Graphics Corporation, a global provider of electronic hardware and software design solutions and consulting services, for approximately $11,000,000, primarily in the form of cash received at closing. The resulting gain on this transaction of $14,384,000 is reflected in "Gain on sale of discontinued operation, net of income taxes" in the consolidated statement of operations for the year ended December 31, 1999 and in "Gains on sales of assets" in the consolidated statement of cash flows for the same period.

The Company's consolidated statements of operations reflect VeriBest's business as a discontinued operation for all periods prior to the October 1999 sale. The discontinued operation has not been presented separately in the consolidated statements of cash flows. Other than its operating losses for the periods presented, the discontinued operation did not have a significant impact on the Company's consolidated cash flow or financial position.

Summarized VeriBest financial information for 1998 and the period in 1999 prior to its sale is presented below. For this presentation, VeriBest's operating and net losses have been adjusted to exclude the impact of intercompany revenue and expense items.


---------------------------------------------------------------------------
Year Ended December 31,                             1999       1998
---------------------------------------------------------------------------
(In thousands)

Revenues from unaffiliated customers             $23,704    $27,783
Operating loss before reorganization charges      (6,460)   (12,708)
Reorganization charges                               871        500
Net loss                                         $(7,400)  $(12,906)
===========================================================================

NOTE 5 -- FINANCIAL INSTRUMENTS.
Information related to the Company's financial instruments, other than cash equivalents and stock investments in less than 50%-owned companies, is summarized below.

Short- and Long-Term Debt: The balance sheet carrying amounts of the Company's floating rate debt (approximately $30,000,000 at December 31, 2000), primarily its six year term loan and revolving credit agreement and a European mortgage (see Note 8), approximate fair market values since interest rates on the debt adjust periodically to reflect changes in market rates of interest. The Company is exposed to market risk of future increases in interest rates on these loans. The carrying amounts of fixed rate debt approximate fair market values based on current interest rates for debt of the same remaining maturities and character.

Convertible debenture: As part of the proceeds of the April 1999 sale of its InterCAP subsidiary to Micrografx, Inc. (see Note 15), the Company received a $5,797,000 convertible subordinated debenture due on March 31, 2002. The conversion feature allows the Company to convert the debenture into shares of Micrografx common stock at a conversion price of $10. This conversion price may be adjusted, at Micrografx's option, based on the twenty day average closing price of Micrografx stock on one remaining reset date specified in the agreement. Micrografx also has an option to convert the debenture into shares of their common stock if the twenty day average closing price of the stock is at least 120% of the applicable conversion price. The Company has recorded a $5,000,000 write-down of the value of this debenture due to financial and operational difficulties currently experienced by Micrografx. This write-down is included in "Other income (expense)
- net" in the 2000 consolidated statement of operations. The Company's recorded value for the debenture ($797,000 and $5,797,000 at December 31, 2000 and 1999, respectively) is included in "Other assets" in the Company's consolidated balance sheets. The Company continues to closely monitor Micrografx's financial condition, but at present is unable to accurately estimate the value, if any, that will ultimately be realized from payment or conversion of the debenture. The Company does not anticipate conversion of the debenture by either party in the near term.

Stock warrant: As part of the proceeds of the October 1999 sale of its VeriBest business segment (see Note 4), the Company received a warrant to purchase 500,000 shares of the common stock of Mentor Graphics, Inc. at a price of $15 per share. The warrant becomes exercisable on October 31, 2001 and expires on October 31, 2002. The Company's $300,000 estimated value of the warrant is included in "Investments in affiliates" in the Company's December 31, 2000 and 1999 consolidated balance sheets. This value was determined using the Black-Scholes option pricing model as of the date of sale of VeriBest and, as such, may not represent the actual value, if any, that will be realized upon exercise of the warrant. The closing market price of Mentor Graphics stock on December 29, 2000 was $27.438 per share ($24.50 per share on February 28, 2001), reflecting intrinsic values for the warrant on these dates of $6,219,000 and $4,750,000, respectively. The Company has not revalued the warrant for balance sheet purposes due to the volatility of the technology market and the restricted nature of the instrument.

Forward exchange contracts: Outstanding notional amounts of the Company's forward exchange contracts totaled $808,000 at December 31, 1999, reflecting a net commitment to purchase currencies. These notional amounts were determined by translating the foreign currency amounts to dollars at the rates in effect on December 31, 1999. They do not necessarily represent the amounts exchanged between the Company and the counterparties to the forward exchange contracts, and as such they did not represent the amount of the Company's currency related exposures at that date. The amounts potentially subject to risk, arising from the possible inability of the counterparties to meet the terms of the contracts, are generally limited to the amounts, if any, by which the counterparties' obligations exceed those of the Company. Net receivables from/payables to counterparties related to forward exchange contracts were not significant at December 31, 1999.
The carrying amounts approximated fair value at that date due to the short duration (generally three months or less) of the contracts.

Forward exchange contracts outstanding at December 31, 1999 related solely to formalized intercompany loans between the Company's European subsidiaries. At December 31, 2000, the Company had no forward exchange contracts outstanding. The Company currently is not hedging any of its foreign currency risks.

Cash requirements of forward exchange contracts are limited to receipt of an amount equal to the exchange gain or payment of an amount equal to the exchange loss at the contract settlement date, and payment of bank fees related to the contracts. Net cash flow from forward contract activity, consisting of realized gains and losses from settlement of exposed assets and liabilities at exchange rates in effect at the settlement date rather than at the time of recording, settlement of the forward contracts purchased to mitigate the exposures, and payment of bank fees on the forward contracts, was not significant for any year in the three year period ended December 31, 2000.

Interest rate swap agreement: In 1996, the Company entered into an interest rate swap agreement in the principal amount of its Australian term loan agreement. In June 2000, the Company repaid substantially the entire amount of its Australian term loan and terminated the related interest rate swap agreement. The agreement was for a period of approximately six years, and its expiration date coincided with that of the term loan. Under the agreement, the Company paid a 9.18% fixed rate of interest and received payment based on a variable rate of interest. The weighted average receive rate of the interest rate swap agreement at December 31, 1999 was 5.84% and the fair market value of the agreement on that date was approximately $300,000. This value was determined by obtaining a bank quote and represented the amount the Company would have paid if it had transferred its obligation under the instrument to a third party on that date. The actual cost to terminate the swap in June 2000 was approximately $160,000. Cash requirements of the agreement were limited to the differential between the fixed rate of interest paid and the variable rate received.

NOTE 6 -- SUPPLEMENTARY CASH FLOW INFORMATION.
Changes in current assets and liabilities, net of the effects of business acquisitions, divestitures, and reorganization charges, in reconciling net income (loss) to net cash provided by (used for) operations are as follows:

-----------------------------------------------------------------------------
                                    Cash Provided By (Used For) Operations
Year Ended December 31,                             2000      1999      1998
-----------------------------------------------------------------------------
(In thousands)

(Increase) decrease in:
 Accounts receivable                             $67,134   $47,418   $16,939
 Inventories                                       9,837     3,994     7,580
 Other current assets                            ( 2,239)    7,189     8,801
Increase (decrease) in:
 Trade accounts payable                          (14,470)  (17,194)    2,600
 Accrued compensation and other
   accrued expenses                              (10,770)  (11,433)   (2,527)
 Income taxes payable                              3,015     1,876       878
 Billings in excess of sales                     (16,392)  ( 3,597)      562
-----------------------------------------------------------------------------
Net changes in current assets and liabilities    $36,115   $28,253   $34,833
=============================================================================

Cash payments for income taxes totaled $8,800,000, $9,300,000, and $5,200,000 in 2000, 1999, and 1998, respectively. Cash payments for interest in those years totaled $4,100,000, $5,700,000, and $7,700,000, respectively.

Significant noncash investing and financing transactions in 2000 included the termination of a long-term lease on one of the Company's facilities. The Company accounted for this lease as a financing and, upon termination, long-term debt of $8,300,000 and property, plant, and equipment of $6,500,000 were removed from the Company's books. Also during 2000, a division of the Company was sold for initial consideration of $11,248,000 paid in common stock of the acquirer and a receivable of $8,550,000 (included in "Other current assets" in the December 31, 2000 consolidated balance sheet) for additional consideration earned through the end of 2000. During the second half of 2000, a $7,911,000 unfavorable mark-to-market adjustment was recorded on the stock received in this transaction and is included in "Accumulated other comprehensive loss" in the December 31, 2000 consolidated balance sheet. Other significant noncash investing and financing transactions in 2000 included the sales of product lines and a subsidiary in part for long-term notes receivable totaling approximately $13,700,000.

Investing and financing transactions in 1999 that did not require cash included the acquisition of a business in part for future obligations totaling approximately $3,300,000 and the sale of a subsidiary company in part for a convertible subordinated debenture with an original value of $5,797,000. Investing and financing transactions in 1998 that did not require cash included the sale of assets in part for a deferred installment payment of approximately $20,000,000.

See Notes 13 and 15 for further detail regarding the Company's acquisitions and divestitures during the three year period ended
December 31, 2000.

NOTE 7 -- ACCOUNTS RECEIVABLE.
Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Historically, the Company has not experienced significant losses related to trade receivables from individual customers or from groups of customers in any geographic area, with the exception of the 1994 write-off of a $5,500,000 receivable from a Middle Eastern customer. The Company's total accounts receivable from Middle Eastern customers approximated $17,900,000 at December 31, 2000, and $20,100,000 at December 31, 1999.

Revenues from the U.S. government were $132,400,000 in 2000, $149,300,000 in 1999, and $166,100,000 in 1998, representing approximately 19% of total revenue in 2000 and 16% of total revenue in 1999 and 1998. Accounts receivable from the U.S. government totaled approximately $28,400,000 and $33,300,000 at December 31, 2000 and 1999, respectively. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity and cost-based contracts, and through sales of commercial products not covered by long-term contracts. Approximately 38% of the Company's 2000 federal government revenues were earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is fully anticipated that these contracts will remain in effect through their expiration, the contracts are subject to termination at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

Accounts receivable includes unbilled amounts of $48,300,000 and $64,400,000 at December 31, 2000 and 1999, respectively. These amounts include amounts due under long-term contracts of approximately $14,800,000 and $16,400,000 at December 31, 2000 and 1999, respectively.

The Company maintained reserves for uncollectible accounts, included in "Accounts receivable" in the consolidated balance sheets at December 31, 2000 and 1999, of $18,200,000 and $16,100,000, respectively.


NOTE 8 -- DEBT AND LEASES.
Short- and long-term debt is summarized as follows:

----------------------------------------------------------------------
December 31,                                           2000      1999
----------------------------------------------------------------------
(In thousands)

Revolving credit agreement and term loan            $19,344   $27,470
Australian term loan                                    278     8,141
Long-term mortgages                                   7,800    13,402
Other secured debt                                    1,417     9,800
Short-term credit facilities                          2,191     3,690
Other                                                   ---       423
-----------------------------------------------------------------------
Total debt                                           31,030    62,926
Less amounts payable within one year                  5,765    11,547
-----------------------------------------------------------------------
Total long-term debt                                $25,265   $51,379
=======================================================================

Under the Company's January 1997 six year fixed term loan and revolving credit agreement, available borrowings are determined by the amounts of eligible assets of the Company (the "borrowing base"), as defined in the agreement, primarily accounts receivable, with maximum availability of $80,000,000. In September 2000, the Company repaid $7,100,000 of the $25,000,000 term loan portion of the agreement with proceeds received from the sale of several idle office buildings. The remainder of the term loan is due at expiration of the agreement. Borrowings are secured by a pledge of substantially all of the Company's assets in the U.S. and certain international receivables. The rate of interest on all borrowings under the agreement is the greater of 7% or the Norwest Bank Minnesota National Association base rate of interest (9.5% at December 31, 2000) plus .625%. There are provisions in the agreement which lower the interest rate upon achievement of sustained profitability by the Company. The average effective rate of interest for the period of time in 2000 during which the Company had outstanding borrowings under this agreement was 10% (8.7% in 1999). The agreement requires the Company to pay a facility fee at an annual rate of .15% of the amount available under the credit line, an unused credit line fee at an annual rate of .25% of the average unused portion of the revolving credit line, a letter of credit fee at an annual rate of 1.5% of the undrawn amount of all outstanding letters of credit, and a monthly agency fee. At December 31, 2000, the Company had outstanding borrowings of $19,344,000, the $17,900,000 term loan portion of which was classified as long-term debt in the consolidated balance sheet, and an additional $18,600,000 of the available credit line was allocated to support the Company's letters of credit. At December 31, 2000, the borrowing base, representing the maximum available credit under the line, was approximately $44,900,000.

The term loan and revolving credit agreement contains certain financial covenants of the Company, including minimum net worth, minimum current ratio, and maximum levels of capital expenditures, and restrictive covenants that limit or prevent various business transactions (including purchases of the Company's stock, dividend payments, mergers, acquisitions of or investments in other businesses, and disposal of assets including individual businesses, subsidiaries, and divisions) and limit or prevent certain other business changes without approval. The Company's net worth covenant was reduced to $200,000,000 effective June 30, 2000. Additionally, the agreement required the Company to retain, pending a return to profitability, the services of an investment banking firm to advise the Company regarding potential partnering arrangements and other alternatives for its computer hardware business. This requirement was waived by the lender in second quarter 2000.

In June 2000, the Company repaid substantially all of its Australian term loan. The remaining balance consists of a 500,000 Australian dollar fully drawn working capital facility payable in August 2002. The facility bears interest at the bank's variable short-term lending rate, which ranged from 5.6% to 5.74% in 2000 (5% to 5.15% in 1999), and is secured by letters of credit issued by the Company's primary lender. Concurrent with repayment of the term loan, the Company terminated an interest rate swap agreement in the principal amount of the debt. The terminated interest rate swap had a fixed pay rate of 9.18%.

The Company has a long-term mortgage on its office building in the United Kingdom, payable in monthly installments through December 2009. The outstanding principal on the mortgage was $7,800,000 at December 31, 2000 ($9,200,000 at December 31, 1999). The mortgage bears interest at the United Kingdom base rate plus 1%. Rates paid on this mortgage ranged from 6.5% to 7% in 2000 (6% to 7.25% in 1999).

The Company sold its two office buildings in the Netherlands in November 1999 and June 2000, respectively, and used a portion of the proceeds of each sale to pay off mortgages on the properties. The outstanding principal amounts retired in November 1999 and June 2000 approximated $4,200,000 and $3,800,000, respectively. The building sold in November 1999 was leased back for an initial term of ten years with an early termination option after five years. This lease is accounted for as an operating lease in accordance with Statement of Financial Accounting Standards No. 13, Accounting for Leases. Payments under the lease, which are denominated in Dutch Guilders, approximate $1,200,000 per year. The gain realized on the November 1999 sale of approximately $4,200,000 was deferred and is being credited to income over the ten year lease term. The approximate $3,500,000 gain on the June 2000 sale is included in "Gains on sales of assets" in the 2000 consolidated statement of operations. Interest rates paid on the mortgages, which were based on Euribor, ranged from 3.9% to 5% in 2000 and from 3.7% to 4.6% in 1999.

"Other secured debt" consists primarily of notes payable in varying installments through 2004 for internal use computer software purchased by the Company and a long-term lease on a Company facility. The long-term lease was terminated in February 2000.
The Company accounted for this lease as a financing and, upon termination, long-term debt of $8,300,000 and property, plant, and equipment of $6,500,000 were removed from the Company's books. The weighted average interest rate paid on "other secured debt" approximated 9.5% in 2000 and 10.5% in 1999.

See Note 5 for discussion of the fair values of the Company's debt and the terminated interest rate swap agreement.

The Company leases various property, plant, and equipment under operating leases as lessee. Rental expense for operating leases was approximately $21,600,000 in 2000, $25,100,000 in 1999, and
$26,600,000 in 1998. Subleases and contingent rentals are not significant. Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more are as follows:

----------------------------------------------------
                                     Operating
                                 Lease Commitments
----------------------------------------------------
(In thousands)

2001                                  $15,500
2002                                   11,800
2003                                    8,200
2004                                    5,000
2005                                    4,000
Thereafter                             27,000
----------------------------------------------------
Total future minimum lease payments   $71,500
====================================================

NOTE 9 -- INCOME TAXES.
The components of income (loss) from continuing operations before income taxes and minority interest are as follows:

---------------------------------------------------------------------------
Year Ended December 31,                          2000      1999      1998
---------------------------------------------------------------------------
(In thousands)

U.S.                                          $14,138  $(67,733)  $ 6,301
International                                   5,088   ( 4,725)   (7,029)
---------------------------------------------------------------------------
Income (loss) from continuing operations
   before income taxes and minority interest  $19,226  $(72,458)  $(  728)
===========================================================================

Income tax expense consists of the following:
----------------------------------------------------------------------------
Year Ended December 31,                          2000      1999      1998
----------------------------------------------------------------------------
(In thousands)

Current benefit (expense):
 Federal                                      $(3,330)  $(1,233)  $(3,118)
 State                                         (  597)   (  273)   (  235)
 International                                 (3,430)   (4,128)   (2,552)
----------------------------------------------------------------------------
  Total current                                (7,357)   (5,634)   (5,905)
----------------------------------------------------------------------------
Deferred benefit (expense):
 Federal                                          389       163       ---
 State                                             38        16       ---
 International                                    330    (   45)   (   95)
---------------------------------------------------------------------------
  Total deferred                                  757       134    (   95)
---------------------------------------------------------------------------
Total income tax expense                      $(6,600)  $(5,500)  $(6,000)
===========================================================================

Deferred income taxes included in the Company's balance sheet reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax return purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

----------------------------------------------------------------------------
December 31,                                              2000         1999
----------------------------------------------------------------------------
(In thousands)

Current Deferred Tax Assets (Liabilities):
  Inventory reserves                                  $ 17,218     $ 13,066
  Vacation pay and other employee benefit accruals       4,996        5,846
  Other financial statement reserves, primarily
    allowances for doubtful accounts and warranty       15,790        9,300
  Profit on uncompleted sales contracts                    754      (   806)
  Other current tax assets and liabilities, net            507        3,435
----------------------------------------------------------------------------
                                                        39,265       30,841
  Less asset valuation allowance                       (32,127)     (28,445)
----------------------------------------------------------------------------
  Total net current asset (1)                            7,138        2,396
----------------------------------------------------------------------------

Noncurrent Deferred Tax Assets (Liabilities):
  Net operating loss and tax credit carryforwards:
    U.S. federal and state                              58,297       69,895
    International operations                            27,963       39,446
  Depreciation                                         ( 5,530)    (  1,495)
  Capitalized software development costs               ( 7,628)    (  7,704)
  Other noncurrent tax assets and liabilities, net     ( 2,478)       3,639
----------------------------------------------------------------------------
                                                        70,624      103,781
  Less asset valuation allowance                       (77,228)    (106,401)
----------------------------------------------------------------------------
  Total net noncurrent liability                       ( 6,604)    (  2,620)
----------------------------------------------------------------------------
Net deferred tax asset (liability)                     $   534    $(    224)
============================================================================
(1)Included in "Other current assets" in the consolidated balance sheets.

The valuation allowance for deferred tax assets, which consists primarily of reserves against the tax benefit of net operating loss carryforwards, decreased by $25,491,000 in 2000 due primarily to a decrease in deferred tax assets of $1,652,000 arising from changes in deductible temporary differences and to a decrease of $23,081,000 in the benefit from net operating loss carryforwards. If realized, these reserved tax benefits will be applied to reduce income tax expense in the year of realization.

Net operating loss carryforwards are available to offset future earnings within the time periods specified by law. At December 31, 2000, the Company had a U.S. federal net operating loss carryforward of approximately $131,000,000 expiring from 2010 through 2020. International net operating loss carryforwards total approximately $82,000,000 and expire as follows:

----------------------------------------------------------------
                                         International
                                       Net Operating Loss
December 31, 2000                        Carryforwards
----------------------------------------------------------------
(In thousands)

Expiration:
3 years or less                              $18,000
4 to 5 years                                  17,000
Unlimited carryforward                        47,000
----------------------------------------------------------------
Total                                        $82,000
================================================================

Additionally, the Company has $2,800,000 of U.S. alternative minimum tax credit carryforward which has no expiration date. U.S. research and development tax credit carryforwards of $7,800,000 are available to offset regular tax liability through 2012.

A reconciliation from income tax benefit (expense) at the U.S. federal statutory tax rate of 35% to the Company's income tax expense for continuing operations is presented below. There was no material income tax benefit or expense related to the Company's discontinued operation.

----------------------------------------------------------------------------
Year Ended December 31,                          2000       1999      1998
----------------------------------------------------------------------------
(In thousands)

Income tax benefit (expense) at federal
  statutory rate                              $(6,729)   $25,360   $   255
Tax effects of international operations, net   (5,667)   (10,417)   (6,760)
Tax effect of U.S. tax loss carried forward     8,056    (20,607)    5,107
Prior year taxes                               (  311)   (   762)   (2,482)
Other - net                                    (1,949)       926    (2,120)
----------------------------------------------------------------------------
Income tax expense                            $(6,600)  $( 5,500)  $(6,000)
============================================================================

The Company does not provide for federal income taxes or tax benefits on the undistributed earnings or losses of its international subsidiaries because earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. At December 31, 2000, the Company had not provided federal income taxes on earnings of individual international subsidiaries of approximately $28,000,000. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in various international jurisdictions. Determination of the related amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $1,100,000 would be payable if all previously unremitted earnings as of December 31, 2000 were remitted to the U.S. company.

NOTE 10 -- STOCK-BASED COMPENSATION PLANS.
The Intergraph Corporation 1997 Stock Option Plan was approved by shareholders in May 1997. Under this plan, the Company reserved a total of 5,000,000 shares of common stock to grant as options to key employees. Options may be granted at exercise prices which are equal to, less than, or greater than the fair market value of the Company's stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options first become exercisable two years from the date of grant and vest at a rate of 25% per year from that point, with full vesting on the fifth anniversary date of the grant. Options to purchase 2,770,000, 216,000 and 1,721,000 shares of the Company's common stock were granted in 2000, 1999 and 1998, respectively, under this plan. At December 31, 2000, 201,250 shares were available for future grants.

The Intergraph Corporation Nonemployee Director Stock Option Plan was approved by shareholders in May 1998. The Company has reserved a total of 250,000 shares of common stock to grant as options under this plan. The exercise price of each option granted is the fair market value of the Company's stock on the date of grant. Options are granted for a term of ten years from the date of grant.
Options first become exercisable one year from the date of grant and vest at a rate of 33% per year from that point, with full vesting on the third anniversary date of the grant. Upon approval of this plan, members of the Company's Board of Directors who were not otherwise employed by the Company were granted options to purchase 3,000 shares of the Company's common stock. Any new nonemployee director is similarly granted an option to purchase 3,000 shares of common stock upon his or her first election to the Board. At each annual meeting of shareholders, each nonemployee director re-elected to the Board is granted an option to purchase an additional 1,500 shares of the Company's common stock. Options to purchase 9,000, 4,500 and 12,000 shares of the Company's common stock were granted in 2000, 1999 and 1998, respectively, under this plan. At December 31, 2000, 224,500 shares were available for future grants.

Under the 2000 Intergraph Corporation Employee Stock Purchase Plan, 3,000,000 shares of common stock are made available for purchase through a series of five consecutive annual offerings each June beginning June 1, 2000. In order to purchase stock, each participant may have up to 10% of his or her pay, not to exceed $25,000 in any offering period, withheld through payroll deductions. All full time employees of the Company are eligible to participate. The purchase price of each share is 85% of the closing market price of the Company's common stock on the last pay date of each calendar month. Employees purchased 305,447, 557,713, and 464,230 shares of stock in 2000, 1999, and 1998, respectively, under the 2000 and predecessor plans. At December 31, 2000, 2,833,282 shares were available for future purchases.

As allowed under the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company has elected to apply Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based plans. Accordingly, the Company has recognized no compensation expense for these plans during the three year period ended December 31, 2000, other than for 25,000 options granted during 2000 at an exercise price which was below the market value of the Company's stock on the date of grant. Had the Company accounted for its stock-based compensation plans based on the fair value of awards at grant date consistent with the methodology of SFAS 123, the Company's reported net income (loss) and income
(loss) per share for each of the three years would have been impacted as indicated below. The effects of applying SFAS 123 on a pro forma basis for the three year period ended December 31, 2000 are not likely to be representative of the effects on reported pro forma net income (loss) for future years as options vest over several years and as it is anticipated that additional grants will be made in future years.

-----------------------------------------------------------------------------
Year Ended December 31,                           2000      1999       1998
-----------------------------------------------------------------------------
(In thousands except per share amounts)

Net income (loss)          As reported         $10,095  $(71,577)  $(19,634)
                           Pro forma           $ 7,400  $(74,018)  $(21,496)

Basic and diluted income (loss) per share
                           As reported         $   .20  $(  1.46)  $(   .41)
                           Pro forma           $   .15  $(  1.51)  $(   .44)
=============================================================================

Under the methodology of SFAS 123, the fair value of the Company's fixed stock options was estimated at the date of grant using the Black-Scholes option pricing model. The multiple option approach was used, with assumptions for expected option life of 1.38 years after vest date in all three years and 60% expected volatility for the market price of the Company's stock in 2000 (48% in 1999 and 45% in 1998). Dividend yield is excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations. Risk free interest rates were determined separately for the grants in each year and are as follows:



-----------------------------------------------------------
Expected Life              Risk Free Interest Rates
 (in years)                  2000     1999    1998
-----------------------------------------------------------
   2.38                     6.03%    5.64%   4.13%
   3.38                     6.15%    5.73%   4.19%
   4.38                     6.37%    5.87%   4.28%
   5.38                     6.29%    6.00%   4.40%
   6.38                     6.29%    6.07%   4.53%
===========================================================

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

The weighted average grant date fair values of options granted to employees under the 1997 and Nonemployee Director stock option plans during 2000, 1999, and 1998 were $3.14, $2.49, and $2.37, respectively. During 2000, options were granted under these plans at exercise prices which were equal to, less than, and greater than the market value of the Company's stock on the date of grant, with weighted average grant date fair values of $3.13, $4.32, and $2.92, respectively. The weighted average grant date fair values of options granted to employees under the 2000 and predecessor stock purchase plans were $.93, $.82, and $1.12, during 2000, 1999, and 1998, respectively.

Activity in the Company's fixed stock option plans for each year in the three year period ended December 31, 2000 is summarized as follows:

----------------------------------------------------------------------------------
                              2000               1999                1998
                         ---------------    ---------------    ------------------
                                 Weighted            Weighted            Weighted
                                 Average             Average             Average
                                 Exercise            Exercise            Exercise
                        Shares    Price    Shares     Price    Shares     Price
                      ---------  -------- --------- --------  ---------  --------

Outstanding at
  beginning of year   3,550,296   $7.46   3,587,173  $ 7.63   2,259,923   $ 9.61
Granted:
  Price equal to
    market value      2,744,000    5.57    220,500    5.17  1,733,000     5.41
  Price less than
    market value         25,000    5.56        ---     ---        ---      ---
  Price greater than
    market value         10,000    5.56        ---     ---        ---      ---
Exercised              (  3,250)   5.38   ( 16,750)   1.27        ---      ---
Forfeited              (872,536)   8.77   (240,627)   8.34   (405,750)    9.21
----------------------------------------------------------------------------------
Outstanding at end
  of year             5,453,510   $6.29  3,550,296  $ 7.46  3,587,173   $ 7.63
==================================================================================
Exercisable at end
  of year             1,223,023   $8.62  1,044,111  $10.22    728,171   $10.22
==================================================================================

Further information relating to stock options outstanding at December 31, 2000 is as follows:

-----------------------------------------------------------------------------
                             Options Outstanding           Options Exercisable
                      ----------------------------------   -------------------
                                                Weighted             Weighted
                              Weighted Average  Average               Average
Range of                          Remaining     Exercise             Exercise
Exercise Prices       Number  Contractual Life   Price      Number     Price
------------------------------------------------------------------------------

$5.063 to $ 5.813  4,402,750      8.81 years     $ 5.48    383,875    $ 5.38
$6.219 to $ 8.875    403,750      6.60 years       7.88    207,138      7.93
$9.000 to $11.750    647,010      4.49 years      10.79    632,010     10.82
------------------------------------------------------------------------------
                   5,453,510      8.14 years     $ 6.29  1,223,023    $ 8.62
==============================================================================

Options exercised during 1999 with a weighted average exercise price of $1.27 per share were granted in 1995 as the result of a business acquisition in which the Company assumed the total shares and price obligations under the acquired company's stock option plans. As of December 31, 1999, all of the options assumed as a result of this business acquisition were either exercised or cancelled.

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

In 1990, the Company established the Intergraph Corporation SavingsPlus Plan, an employee savings plan qualified under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. employees. Employees may elect to contribute up to 15% of their compensation to the Plan. The Company matches 50% of employee contributions up to 6% of each employee's compensation. Cash contributions by the Company to the Plan were $3,382,000, $4,143,000, and $5,082,000, in 2000, 1999, and 1998, respectively.

On December 5, 2000, the Company's Board of Directors resolved to terminate the Stock Bonus Plan effective for the plan year ending December 31, 2000, and to amend the SavingsPlus Plan to permit the Company to make discretionary profit sharing contributions to it. As part of the termination process, the Company will apply to the Internal Revenue Service ("IRS") for a determination that the Stock Bonus Plan will maintain its qualified status at termination. Additionally, the Company believes that shares to be distributed from the Stock Bonus Plan will be exempt from the registration requirements of the Securities Act of 1933, and may be subsequently transferred by the Plan participants without registration.
However, the Company will request a "no action letter" from the Securities and Exchange Commission ("SEC") to confirm the availability of such an exemption. Upon receipt of favorable responses from the IRS and SEC, each Plan participant will be entitled to receive a lump sum distribution of his or her account balance (subject to income tax liability and withholdings), or to rollover the account balance into an Individual Retirement Account or other qualified plan. As of December 31, 2000 there were 9,687 participants with account balances in the Stock Bonus Plan, with ownership of approximately 4,886,000 shares of Intergraph common stock.

The Company maintains various retirement benefit plans for the employees of its international subsidiaries, primarily defined contribution plans that cover substantially all employees. Contributions to the plans are made in cash and are allocated to the accounts of participants based on compensation. Benefits are payable based on vesting provisions contained in each plan. The Company's contributions to these plans totaled approximately $2,400,000, $2,900,000, and $3,100,000 in 2000, 1999, and 1998,
respectively.



NOTE 12 -- SEGMENT INFORMATION
The year 2000 was a transitional year for the Company, during which it focused its efforts on organizing the Company into six vertical business segments. The Company substantially completed the U.S. portion of this process in third quarter 2000, and plans completion of the international portion of this process for first quarter 2001 reporting. The segment presentation below provides business segment information based on the Company's new business structure for the year 2000 and, as required, comparative information based on the Company's previous segment structure. The Company is unable to restate its prior year data in a fashion that would provide accurate comparative information. However, two of the Company's business segments, Intergraph Public Safety, Inc. and Z/I Imaging Corporation, did not change as a result of the new structure. Information reported for these two segments for previous years is comparable to the new presentation, though 1999 includes only three months of activity for Z/I Imaging as the subsidiary was formed on October 1, 1999.

The Company's reportable segments are strategic business units which are organized by the types of products sold and the specific markets served. The Company evaluates performance of the business segments based on revenue and income from operations. The accounting policies of the reportable segments are consistent across segments and are the same as those described for the Company as a whole in Note 1. Sales between the business segments are accounted for under a transfer pricing policy. Transfer prices approximate prices that would be charged for the same or similar property to similarly situated unrelated buyers. In the U.S., intersegment sales of products and services to be used for internal purposes are charged at cost. For international subsidiaries, transfer price is charged on intersegment sales of products and services to be used for either internal purposes or sale to customers.

2000 Segments. The Company's 2000 business segments consist of Process and Building Solutions ("PBS"), Intergraph Public Safety, Inc. ("IPS"), Mapping and Geographic Information Systems ("GIS") Solutions, Intergraph Government Solutions ("IGS"), Z/I Imaging Corporation ("Z/I Imaging"), and Intergraph Computer Systems ("ICS"). Also included as a segment on a temporary basis is the International Distribution operation, which will be absorbed into the other business segments for first quarter 2001 reporting.

PBS supplies software and services to the process, power, offshore, and marine industries. Amounts presented for PBS below represent the Company's complete domestic and international operations for this business. These amounts were previously included in the Intergraph Software business segment.

IPS develops, markets, and implements systems for the public safety and utilities and communications industries. Unchanged from the previous years' presentations, IPS includes the domestic and international public safety operations and the domestic utilities and communications operations.

Mapping and GIS Solutions develops, markets, and supports geospatial solutions for business GIS, land records management, rail transportation, environmental management, utilities and communications companies, and commercial map production. Amounts presented for 2000 below consist of the domestic operations for both the federal and commercial mapping organizations. The results for these organizations were included in prior years in the Intergraph Government Solutions and Intergraph Software business segments, respectively.

IGS provides specially developed software and hardware, commercial off-the-shelf products, and professional services to federal, state, and local governments worldwide. Information presented for 2000 for the IGS business segment is not comparable to prior years' IGS information. Amounts presented for the new IGS below include the previously reported federal operations of IGS, excluding the mapping organization which is now included in Mapping and GIS Solutions, as well as domestic operations for the transportation industry, previously included in the Intergraph Software business segment. Additionally, hardware maintenance and network services, previously included in the ICS business unit, are consolidated into IGS for 2000 presentation.

Z/I Imaging, a 60%-owned subsidiary of the Company formed October
1, 1999, supplies end-to-end photogrammetry solutions for front-end data collection to mapping related and engineering markets.
Amounts presented include all domestic and international operations and are consistent between 1999 and 2000.

ICS included the domestic and international operations of the Company's hardware division prior to its third quarter 2000 closure, although some residual activity occurred in the fourth quarter, primarily for sales of remaining inventories. Information presented for 2000 is not comparable to prior years' information as it excludes the Company's ongoing hardware maintenance and network services operations which are now a part of IGS. 2000 will be the last year for presentation of ICS as a business segment. Going forward, the majority of the hardware sold by the Company will be purchased by the business segments from third party vendors, and such purchases and resales will be included in the results of operations of the applicable business segments.

The International Distribution operation includes international operations for information technology, Mapping and GIS Solutions, utilities and communications, transportation, and international corporate expenses. These operations were previously reflected in the Intergraph Software business segment. The IGS, Mapping and GIS Solutions, and IPS business segments sell to the International Distribution operation (essentially subsidiaries of the Company located outside the United States) at transfer price. These transfer price revenues are included in the intersegment revenues reported below for each of these business segments.

Amounts included in the "Corporate" category in both the 2000 and previous years' segment presentations consist of general corporate expenses, primarily general and administrative expenses remaining after charges to the business segments based on segment usage of administrative services. The Corporate category includes legal fees of $5,957,000, $18,470,000 and $10,650,000, respectively, for
2000, 1999, and 1998.

The following table sets forth revenues and operating income (loss) before reorganization charges for the Company's year 2000 reportable segments, together with supplementary information related to depreciation and amortization expense attributable to the business segments.


----------------------------------------------------------------------------------------------------------------
Year Ended December 31, 2000
(In thousands)
                              Mapping
                              and GIS             Z/I          International
                PBS     IPS  Solutions    IGS   Imaging    ICS  Distribution  Corporate  Eliminations    Total
----------------------------------------------------------------------------------------------------------------


Revenues:
Unaffiliated
  customers  $119,306 $80,457 $49,825  $141,533 $28,187 $ 90,821   $180,161    $    164    $     ---    $690,454
Intersegment
  revenues      8,051  10,151  32,727    18,027  15,225   27,206      9,783         329     (121,499)        ---
-----------------------------------------------------------------------------------------------------------------
  Total
    Revenues $127,357 $90,608 $82,552  $159,560 $43,412 $118,027   $189,944    $    493    $(121,499)   $690,454
-----------------------------------------------------------------------------------------------------------------

Operating income
(loss) before
reorgani-
zation
charges      $ 10,397 $ 5,309 $ 5,381  $ 11,499 $ 9,217 $(17,285)  $(12,559)   $(27,102)   $     ---    $(15,143)
=================================================================================================================
Depreciation and
amortization
expense      $  9,607 $ 5,661 $ 4,873  $  3,257 $   567 $  2,488   $  5,274    $  2,159    $     ---    $ 33,886
=================================================================================================================

Previous Segments. Prior to third quarter 2000, the Company's business segments consisted of ICS, IPS, the Software and Intergraph Government Solutions businesses (collectively, the Software and Government Solutions businesses formed what was termed "Intergraph"), and Z/I Imaging. Effective October 31, 1999, the Company sold its VeriBest business segment, and accordingly its operating results are reflected in "Loss from discontinued operation, net of income taxes" in the Company's consolidated statements of operations for the periods prior to the date of sale. A complete description of this transaction and its impact on the Company's results of operations and financial position, including summarized financial information for the two years ended December 31, 1999, is included in Note 4.

ICS supplied high performance Windows NT-based graphics workstations, 3D graphics subsystems, and solutions, including hardware maintenance and network services. Intergraph supplied software and solutions, including hardware purchased from ICS, consulting, and services to the process and building and infrastructure industries and provided services and specialized engineering and information technology to support federal government programs. Prior to the October 1999 formation of Z/I Imaging (see Note 1), the Intergraph portion of the Z/I Imaging business was included in the Intergraph Software business segment. The Company is unable to quantify the related revenues and operating income for the first nine months of 1999, but believes they were insignificant to the Software segment as a whole.

The following table sets forth revenues and operating income (loss) before reorganization charges for the Company's previous business segments for the three year period ended December 31, 2000, together with supplementary information related to depreciation and amortization expense attributable to the business segments. Differences between the information provided in this table and that provided for the 2000 business segments are the result of the reorganization described under "2000 Segments" above, and the Company considers the new 2000 segment information to be determinative.


-----------------------------------------------------------------------------
Year Ended December 31,                         2000       1999       1998
-----------------------------------------------------------------------------
(In thousands)

Revenues:
ICS:
   Unaffiliated customers                   $109,099   $214,476   $229,005
   Intersegment revenues                      45,890    117,631    218,103
-----------------------------------------------------------------------------
                                             154,989    332,107    447,108
-----------------------------------------------------------------------------
IPS:
   Unaffiliated customers                     80,457     84,932     87,881
   Intersegment revenues                      10,151     11,333      5,537
-----------------------------------------------------------------------------
                                              90,608     96,265     93,418
-----------------------------------------------------------------------------
Intergraph Software:
   Unaffiliated customers                    333,162    455,551    520,714
   Intersegment revenues                       5,414     13,860     10,819
-----------------------------------------------------------------------------
                                             338,576    469,411    531,533
-----------------------------------------------------------------------------
Intergraph Government Solutions:
   Unaffiliated customers                    139,549    152,980    167,407
   Intersegment revenues                       4,457      6,817      4,081
-----------------------------------------------------------------------------
                                             144,006    159,797    171,488
-----------------------------------------------------------------------------
Z/I Imaging:
   Unaffiliated customers                     28,187      6,941        ---
   Intersegment revenues                      15,225      2,809        ---
-----------------------------------------------------------------------------
                                              43,412      9,750        ---
-----------------------------------------------------------------------------
                                             771,591  1,067,330  1,243,547
-----------------------------------------------------------------------------
Eliminations                                 (81,137)  (152,450)  (238,540)
-----------------------------------------------------------------------------
Total revenues                              $690,454   $914,880  $1,005,007
=============================================================================


-----------------------------------------------------------------------------
Operating income (loss) before reorganization charges:

ICS (1)                                     $(18,895)  $(44,808) $(71,166)
IPS                                            5,309     10,759     6,236
Intergraph Software                            8,594      7,285    13,792
Intergraph Government Solutions                3,643     12,371   ( 2,953)
Z/I Imaging                                    9,217      1,872       ---
Corporate                                    (23,011)   (39,323)  (31,564)
-----------------------------------------------------------------------------
Total                                       $(15,143)  $(51,844) $(85,655)
=============================================================================
(1)  ICS's operating losses for 2000 and 1999 include charges for inventory write-downs of $4,700,000 and $7,000,000, respectively, incurred in connection with the reorganization and eventual closure of the business segment.  See Note 3.
-----------------------------------------------------------------------------
Depreciation and amortization expense:

ICS                                         $  2,840   $  5,239  $ 10,314
IPS                                            5,661      5,915     5,099
Intergraph Software                           20,571     28,818    30,171
Intergraph Government Solutions                2,814      2,886     3,003
Z/I Imaging                                      567         55       ---
Corporate                                      1,433      2,180     2,294
----------------------------------------------------------------------------
Total depreciation and amortization expense
  from continuing operations                $ 33,886   $ 45,093  $ 50,881
============================================================================

Significant profit and loss items that were not allocated to the segments and not included in either the 2000 or "Previous Segments" analyses above include reorganization charges of $8,498,000, $15,596,000, and $15,343,000 in 2000, 1999, and 1998, respectively, gains on sales of assets of $49,546,000, $13,223,000, and $112,533,000 in the three respective years, and an $8,562,000 charge for an arbitration settlement with Bentley Systems, Inc. in 1999.

The Company does not evaluate performance or allocate resources based on assets and, as such, it does not prepare balance sheets for its business segments, other than those of its wholly-owned subsidiaries.

Effective January 1, 1999, the domestic utilities business of Intergraph Software was merged into IPS. Additionally, in 1999, hardware maintenance revenues, previously attributed exclusively to ICS, were allocated to the selling segment entities with ICS receiving transfer price revenue for its indirect sales. The Company's 1998 segment information was restated to reflect both of these operational changes.

Revenues from the U.S. government were $132,400,000 in 2000, $149,300,000 in 1999, and $166,100,000 in 1998, representing approximately 19% of total revenue in 2000 and 16% of total revenue in 1999 and 1998. The majority of these revenues are attributed to the IGS business segment. The U.S. government was the only customer accounting for more than 10% of consolidated revenue in each year in the three year period ended December 31, 2000.

International markets, particularly Europe and Asia, continue in importance to the industry and to each of the Company's business segments. The Company's operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policies or restrictions, currency exchange fluctuations, and other factors. Following is a summary of third-party revenues and long-lived assets by principal geographic area. For purposes of this presentation, revenues are attributed to geographic areas based on customer location. Long-lived assets include property, plant and equipment, capitalized software development costs, investments in affiliates and other noncurrent assets. Assets have been allocated to geographic areas based on their physical location.



----------------------------------------------------------------------------
                            Revenues                    Long-lived Assets
----------------------------------------------------------------------------
                       2000      1999      1998     2000     1999     1998
----------------------------------------------------------------------------
(In thousands)

United States        $333,980 $438,649 $  488,908 $113,271 $130,762 $139,128
Europe                188,212  285,548    308,118   13,462   24,194   40,878
Asia Pacific           85,662   98,773    105,860    7,826   14,167   17,975
Other International    82,600   91,910    102,121    2,874    3,878    3,468
----------------------------------------------------------------------------
Total                $690,454 $914,880 $1,005,007 $137,433 $173,001 $201,449
============================================================================

NOTE 13 -- RELATED PARTY TRANSACTIONS.
Bentley Systems, Inc.: The Company maintains an equity ownership position in Bentley Systems, Inc. ("BSI"), the developer and owner of MicroStation, a software product for which the Company serves as a nonexclusive distributor. Under the Company's distributor agreement with BSI, the Company purchases MicroStation products for resale to third parties. The Company's purchases from BSI during the three year period ended December 31, 2000 and its related payables to BSI at December 31, 2000 and 1999 were insignificant to the Company's consolidated results.

On December 27, 2000, the Company sold its MicroStation-based civil engineering, plotting, and raster conversion software product lines to BSI for initial proceeds of approximately $24,600,000, consisting of $13,600,000 in cash and an $11,000,000 note due in quarterly installments through December 2003. The agreement provides for possible additional purchase price consideration based on renewals through December 1, 2001 of maintenance contracts related to the product lines. The Company estimates that the total purchase price, including this possible additional consideration, may approximate $40,000,000. Only the proceeds received at closing of the transaction have been recorded by the Company, resulting in a gain of approximately $23,000,000 in the 2000 consolidated statements of operations and cash flows. Full year 1999 revenues for the product lines sold to BSI approximated $35,000,000. Under the agreement, the Company will continue to sell and support MicroStation and certain other BSI products, including the product lines sold to BSI, through reseller agreements with BSI. The operating results of all of the Company's business segments, with the exceptions of Z/I Imaging and IPS, will be affected by this agreement. The gross margins of the affected business segments will be negatively impacted by the loss of maintenance revenue for the product lines sold and by increased software license costs for purchases from BSI. The resulting negative impact should be partially offset by a reduction in operating expenses of the Mapping and GIS Solutions business segment as the segment will no longer be producing or marketing the products sold to BSI.

In first quarter 1999, the Company entered into an arbitration settlement agreement with BSI under which the Company made payment of $12,000,000 and transferred to BSI ownership of three million of the shares of BSI's Class A common stock owned by the Company. The transferred shares were valued at approximately $3,500,000 on the Company's books. As a result of the settlement, the Company's equity ownership in BSI was reduced from approximately 50% to approximately 33%. Additionally, the Company had a $1,200,000 net receivable from BSI relating to business conducted prior to January 1, 1999 which was written off in connection with the settlement. The Company recorded a nonoperating charge to earnings of $8,562,000 in connection with this settlement, representing the portion of settlement costs not previously accrued. This charge is included in "Arbitration settlement" in the consolidated statement of operations for the year ended December 31, 1999. See "Arbitration Settlement" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 23 of this annual report for further discussion of the Company's arbitration proceeding and business relationship with BSI.

Carl Zeiss B.V.: Carl Zeiss B.V. ("Zeiss"), a manufacturer of aerial cameras and photogrammetric scanning systems, has a 40% ownership interest in Z/I Imaging Corporation ("Z/I Imaging"), a 60%-owned and consolidated subsidiary of the Company formed October 1, 1999. See Note 1 for a discussion of the formation of Z/I Imaging. Z/I Imaging and Zeiss are party to various license, supply, and reseller agreements under which the two companies sell products and services to each other, and Zeiss subsidiaries in Europe provide services to Z/I Imaging subsidiaries in that region through various administrative, marketing and development services agreements. Z/I Imaging's purchases from Zeiss totaled $12,151,000 in 2000 and $1,770,000 during the three month period ended December 31, 1999. Z/I Imaging's selling and other transactions with Zeiss during these periods and its related payables to Zeiss at December 31, 2000 and 1999 were insignificant to the Company's consolidated results and financial position.

3Dlabs, Inc. Ltd.: As initial proceeds from the July 2000 sale of its Intense3D graphics accelerator division, the Company received approximately 3,600,000 of the common shares of 3Dlabs, Inc. Ltd. ("3Dlabs"), constituting an equity ownership interest of approximately 19.7%. See Note 15. Under its agreement with 3Dlabs, the Company serves as intermediary between 3Dlabs and SCI (the Company's contract manufacturer) for manufacturing performed by SCI for 3Dlabs. The Company earns no margin on the inventory purchased from SCI and sold to 3Dlabs and records no associated revenues or cost of revenues in its results of operations. Gross billings to 3Dlabs during the second half of 2000 totaled $14,114,000. At December 31, 2000, the Company's receivable from 3Dlabs for inventory purchased on its behalf totaled $6,271,000. This non-trade receivable is included in "Other current assets" in the Company's December 31, 2000 consolidated balance sheet.

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

NOTE 15 -- ACQUISITIONS AND DIVESTITURES
3Dlabs. On July 21, 2000 (but with effect from July 1, 2000), the Company sold the Intense3D graphics accelerator division of ICS to 3Dlabs, Inc. Ltd. ("3Dlabs"), a supplier of integrated hardware and software graphics accelerator solutions for workstations and design professionals. As initial consideration for the acquired assets, 3Dlabs issued to the Company approximately 3,600,000 of its common shares, subject to a registration rights agreement and a three year irrevocable proxy granted to 3Dlabs, with an aggregate market value of approximately $13,200,000 on the date of closing. Fifteen percent of the shares have been placed in escrow for one year to cover any potential claims against the Company by 3Dlabs. An earn-out provision in the agreement provided for possible additional consideration, payable March 31, 2001 in stock and/or cash at the option of 3Dlabs, based on various performance measures for the Intense3D operations through the end of 2000, including the financial contribution of the division, the retention of key employees, the delivery schedules of new products, and the performance of products developed by the division. In December 2000, the Company recorded a receivable of $8,550,000 (included in "Other current assets" in the December 31, 2000 consolidated balance sheet) for additional consideration due from 3Dlabs. The Company considers this amount to be the minimum earn-out due from 3Dlabs and, as such, it has recorded a gain of approximately $15,700,000 in its 2000 results of operations based on the initial proceeds from the sale and this estimated minimum earn-out. This gain is included in "Gains on sales of assets" in the 2000 consolidated statements of operations and cash flows. The market value of the Company's investment in 3Dlabs is included in "Investments in affiliates" in the Company's consolidated balance sheets. See Note 1 for information regarding the valuation of this investment at December 31, 2000. Full year 1999 third-party revenue for the Intense3D division approximated $38,000,000, with operating results at an approximate breakeven level. For the period in 2000 prior to the sale, the division earned operating income of approximately $8,500,000 on third party revenues of $34,000,000.

Significant contingencies associated with the Intense3D sale include potential penalties for the failure of ICS or its successor (see "SGI" following) to meet its forecasted level of purchases from 3Dlabs and potential liability for inventory included in the sale that proves to be obsolete or in excess, if any. In addition, the Company, under its existing contract with SCI, its contract manufacturer, serves as the intermediary between 3Dlabs and SCI for manufacturing performed by SCI for 3Dlabs and, as such, is exposed should 3Dlabs be unable to meet its obligations to SCI, though such exposure is mitigated by a certain payment guarantee in favor of the Company. The Company is actively managing the contingencies associated with this transaction and would record any associated loss in the period of its determination. See "SCI" following for a discussion of the Company's business relationship with SCI.

SGI. On September 8, 2000, the Company formed a strategic alliance with Silicon Graphics, Inc. ("SGI"), a worldwide provider of high-performance computing and advanced graphics solutions, under which SGI acquired certain of the Company's hardware production business assets, including ICS's Zx10 family of workstations and servers, and the Company became a reseller of SGI products, offering its software application solutions on the SGI platform. The Company received $299,000 as initial cash consideration for the assets sold to SGI. The agreement also contains a provision which could provide additional purchase price consideration if revenues from the product lines sold reach a certain level in the one year period after the closing date. The Company does not expect to earn significant additional purchase price consideration under this provision. The Company recorded a loss from the initial cash proceeds of this transaction of approximately $280,000. This loss is included in "Gains on sales of assets" in the 2000 consolidated statements of operations and cash flows. As with 3Dlabs, the Company serves as the intermediary between SGI and SCI for manufacturing performed by SCI for SGI. The Company does not believe this intermediary role exposes it to substantial risk.

Singapore. On November 30, 2000, the Company sold its Singapore subsidiary for approximately $2,700,000, primarily in the form of a long-term note due in varying installments through March 31, 2002. The Company will continue to sell products into Singapore and related territories through a distributor arrangement with the purchaser. The loss on this transaction of $1,300,000 is included in "Gains on sales of assets" in the 2000 consolidated statements of operations and cash flows. Revenues for the disposed subsidiary and related territories totaled $8,153,000 for the period in 2000 prior to their sale, $8,316,000 in 1999, and $11,107,000 in 1998, with operating results at an approximate breakeven level for all three years. Assets of the disposed subsidiary and related territories at December 31, 1999 totaled $5,054,000.

BSI. See Note 13 for a discussion of the December 2000 sale of the Company's civil, plotting, and raster product lines to BSI.

PID. In January 1999, the Company acquired PID, an Israeli software development company, for $5,655,000. At closing, the Company paid $2,180,000 in cash with the remainder due in varying installments through February 2002. The accounts and results of operations of PID have been combined with those of the PBS business segment of the Company since the date of acquisition using the purchase method of accounting. This acquisition has not had a material effect on the Company's results of operations.

InterCAP. In April 1999, the Company sold InterCAP Graphics Systems, Inc., a wholly-owned subsidiary, to Micrografx Inc., a global provider of enterprise graphics software, for $12,150,000, consisting of $3,853,000 in cash received at closing, deferred payments received in September and October 1999 totaling $2,500,000, and a $5,797,000 convertible subordinated debenture due March 2002. (See Note 5 for a discussion of the terms of this debenture and its valuation at December 31, 2000 and 1999.) The resulting gain on this transaction of $11,505,000 is included in "Gains on sales of assets" in the 1999 consolidated statements of operations and cash flows. InterCAP's revenues and losses for 1998 were $4,660,000 and $1,144,000, respectively. Assets of the subsidiary at December 31, 1998 totaled $1,550,000. The subsidiary did not have a material effect on the Company's results of operations for the period in 1999 prior to its sale. InterCAP's results of operations were included in the "Intergraph Software" business segment in the Company's 1998 and 1999 segment presentations.

Veribest.  See Note 4 for a discussion of the Company's October
1999 sale of VeriBest, Inc.

Zydex. After legal action dating from 1995 between the Company and Zydex, Inc., co-developer of the Company's plant design software application ("PDS"), the Company on January 15, 1998 purchased 100% of the common stock of Zydex for $26,300,000, with $16,000,000 paid at closing of the agreement and the remaining amount payable in 15 equal monthly installments, including interest. In March 1998, the Company prepaid in full the remaining amount payable to Zydex. The former owner of Zydex retains certain rights to use, but not sell or sublicense, PDS products for a period of 15 years following the date of closing. The first quarter 1998 cash payments to Zydex were funded by the Company's primary lender and by proceeds from the sale of the Company's Solid Edge and Engineering Modeling System product lines. The Company accounted for the acquisition as the purchase of PDS software rights and is amortizing those rights over an estimated useful life of seven years. The unamortized balance, approximately $15,000,000 at December 31, 2000 ($18,800,000 at
December 31, 1999), is included in "Other assets" in the Company's consolidated balance sheets.

EDS. In March 1998, the Company sold its Solid Edge and Engineering Modeling System product lines to Electronic Data Systems Corporation and its Unigraphics Solutions, Inc. subsidiary for $105,000,000 in cash. The Company's gain on this transaction of $102,767,000 is included in "Gains on sales of assets" in the 1998 consolidated statements of operations and cash flows. Full year 1997 revenues and operating losses for these product lines were $35,200,000 and $4,100,000, respectively. The Company estimates the sale of this business has resulted in an annual improvement in its operating results of approximately $5,000,000.

Printed Circuit Board Facility. In April 1998, the Company sold its printed circuit board manufacturing facility for $16,002,000 in cash. The Company's gain on this transaction of $8,275,000 is included in "Gains on sales of assets" in the 1998 consolidated statements of operations and cash flows. This operational change did not materially impact the Company's results of operations or cash flows. The Company outsourced its printed circuit board needs for the period of time between this sale and the Company's exit of the manufacturing and development of hardware products business.

SCI. In November 1998, the Company sold substantially all of its U.S. manufacturing assets to SCI Technology Inc. ("SCI"), a wholly-owned subsidiary of SCI Systems, Inc., and SCI assumed responsibility for manufacturing of substantially all of the Company's hardware products. In addition, the Company licensed certain related intellectual property to SCI, and SCI employed approximately 300 of the Company's manufacturing employees. The total purchase price was $62,404,000, $42,485,000 of which was received during the fourth quarter of 1998. The final purchase price installment of $19,919,000 was received on January 12, 1999. The fourth quarter 1998 and first quarter 1999 payments are included in "Net proceeds from sales of assets" in the Company's consolidated statements of cash flows for the corresponding periods. These proceeds were used primarily to retire debt. The Company's gain on this transaction of $1,491,000 is included in "Gains on sales of assets" in the 1998 consolidated statements of operations and cash flows. As part of this transaction, SCI retained the option to sell back to the Company any inventory included in the initial sale which had not been utilized in the manufacture and sale of finished goods within six months of the date of the sale (the "unused inventory"). On June 30, 1999, SCI exercised this option and sold to the Company unused inventory having a value of approximately $10,200,000 in exchange for a cash payment of $2,000,000 and a short-term installment note payable in the principal amount of $8,200,000. This note bore interest at a rate of 9% and was paid in three monthly installments concluding October 1, 1999. The Company's payments to SCI were funded primarily from existing cash balances.



NOTE 16 - SUMMARY OF QUARTERLY INFORMATION - UNAUDITED

-----------------------------------------------------------------------------
Quarter Ended                       March 31   June 30   Sept. 30    Dec. 31
-----------------------------------------------------------------------------
(In thousands except per share amounts)

Year ended December 31, 2000:
Revenues                            $199,405  $187,981  $158,937  $144,131
Gross profit                          72,228    69,007    54,449    56,593
Reorganization charges                   ---       ---   ( 3,362)   (5,136)
Income (loss) from operations            358   ( 2,728)  (12,887)   (8,384)
Gains on sales of assets               3,633     3,491    12,065    30,357
Net income (loss)                      1,025   ( 3,662)  ( 5,279)   18,011
Net income (loss) per share -
  basic and diluted                      .02   (   .07)  (   .11)      .36
Weighted average shares
  outstanding - basic                 49,254    49,330    49,435    49,480
              - diluted               49,475    49,330    49,435    50,000


Year ended December 31, 1999:
Revenues                            $244,610  $227,076  $220,548  $222,646
Gross profit                          78,926    75,420    57,585    78,004
Reorganization charges                   ---   ( 2,472)  (13,124)      ---
Loss from operations                 ( 6,005)  (17,241)  (40,960)   (3,234)
Gains on sales of assets               1,685    10,705        81       752
Arbitration settlement               ( 8,562)      ---       ---       ---
Loss from continuing operations      (15,475)  ( 9,648)  (43,534)   (9,904)
Net income (loss)                    (17,558)  (12,092)  (45,501)    3,574
Loss from continuing operations
  per share - basic and diluted      (   .32)  (   .20)  (   .89)   (  .20)
Net income (loss) per share -
  basic and diluted                  (   .36)  (   .25)  (   .93)      .07
Weighted average shares
outstanding - basic and diluted       48,697    48,831    48,971    49,121
-----------------------------------------------------------------------------


On October 31, 1999, the Company sold the assets of its VeriBest, Inc. business segment. Accordingly, the gain on the sale and the results of operations for this business segment through the date of sale were excluded from continuing operations in 1999.

For complete descriptions of the net gains on asset sales and reorganization charges included in the Company's results of operations, see Notes 13 and 15 and "Gains on Sales of Assets" and "Reorganization Charges" included in Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 18 to 20 of this annual report.





      REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



To the Board of Directors and Shareholders
Intergraph Corporation

We have audited the accompanying consolidated balance sheets of Intergraph Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intergraph Corporation and subsidiaries, at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.


                                       /s/ Ernst & Young LLP

Birmingham, Alabama
January 31, 2001



DIVIDEND POLICY

The Company has never declared or paid a cash dividend on its common stock. It is the present policy of the Company's Board of Directors to retain all earnings to finance the Company's operations. In addition, payment of dividends is restricted by the Company's term loan and revolving credit agreement.

PRICE RANGE OF COMMON STOCK

Since April 1981, Intergraph common stock has traded on The Nasdaq Stock Market under the symbol INGR. As of January 31, 2001, there were 49,552,385 shares of common stock outstanding, held by 4,258 shareholders of record. The following table sets forth, for the periods indicated, the high and low sale prices of the Company's common stock as reported on The Nasdaq Stock Market.

----------------------------------------------------------------
                          2000                   1999
Period               High      Low         High        Low
----------------------------------------------------------------
First Quarter     $ 9        $ 4 1/4      $ 7 1/4   $ 4 29/32
Second Quarter      8 7/8      5           10 1/4     6
Third Quarter       7 15/16    3 1/4        7 15/16   4 3/8
Fourth Quarter      7 1/2      5 5/32       5 13/16   3 3/16
================================================================

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, IL 60602
(312) 588-4992

INDEPENDENT AUDITORS

Ernst & Young LLP
1901 Sixth Avenue North
Suite 1900 AmSouth/Harbert Plaza
Birmingham, AL 35203

FORM 10-K

A copy of the Company's Form 10-K filed with the Securities and Exchange Commission is available without charge upon written request to Shareholder Relations, Intergraph Corporation,
Huntsville, AL  35894-0001.

ANNUAL MEETING

The annual meeting of Intergraph Corporation will be held May 17, 2001, at the Corporate offices in Huntsville, Alabama.


Board Members and Executive Officers

Board of Directors                 Executive Officers

James W. Meadlock                  Roger O. Coupland
Chairman of the Board              President, Intergraph Public Safety, Inc.

James F. Taylor Jr.                Graeme J. Farrell
Chief Executive Officer            Executive Vice President and
                                   Managing Director, Asia Pacific Operations
Larry J. Laster
Chief Financial Officer,           William E. Salter
Intergraph Public Safety, Inc.     President, Intergraph Government Solutions

Lawrence R. Greenwood              K. David Stinson Jr.
                                   President, Process and Building Solutions
Thomas J. Lee
                                   Preetha R. Pulusani
Sidney L. McDonald                 Executive Vice President,
                                   Mapping and GIS Solutions
Joe C. Moquin
                                   Edward A. Wilkinson
Robert E. Thurber                  Executive Vice President

                                   Jack C. Ickes
                                   Vice President of Corporate Services

                                   David Vance Lucas
SECRETARY                          Vice President and General Counsel

John R. Wynn                       Larry T. Miles
                                   Vice President of  Finance

                                   Eugene H. Wrobel
                                   Vice President and Treasurer