Form 10-K, Exhibit 13
period 2001-12-31
INTERGRAPH CORP
filed 2002-03-28
CIK 351145

Five-Year Financial Summary

-------------------------------------------------------------------------------
                              2001     2000      1999       1998        1997
-------------------------------------------------------------------------------
(In  thousands except per share
amounts)

Revenues                   $532,061  $690,454  $914,880  $1,005,007  $1,095,625

Reorganization charges
 (credit)                      (384)    8,498    15,596      15,343       1,095
Income (loss) from
 operations                   8,087   (23,641)  (67,440)   (100,998)    (38,242)
Gains on sales of assets     11,243    49,546    13,223     112,533       4,858
Income (loss) from           19,942    10,095   (78,561)     (6,728)    (53,490)
  continuing operations
Discontinued operation (1)      ---       ---     6,984     (12,906)    (16,747)
Net income (loss)            19,942    10,095   (71,577)    (19,634)    (70,237)
Net income (loss) from
  continuing operations
   per share,
    basic                       .40       .20     (1.60)       (.14)      (1.11)
    diluted                     .39       .20     (1.60)       (.14)      (1.11)
Net income (loss) per share,
    basic                       .40       .20     (1.46)       (.41)      (1.46)
    diluted                     .39       .20     (1.46)       (.41)      (1.46)
Working capital             177,638   184,051    168,307    216,520     204,534
Total assets                458,010   514,908    584,944    695,974     720,989
Total debt                    3,733    31,030     62,926     83,213     104,665
Shareholders' equity        295,213   278,000    276,700    355,332     368,783


(1) See Note 4 of Notes to Consolidated Financial Statements contained in this annual report for a complete discussion of this transaction and its impact on the Company's results of operations and financial position.

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


CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, projected revenue and operating income levels, market conditions and their anticipated impact on the Company and its vertical business segments, expectations regarding future results and cash flows, information regarding the development, timing of introduction, and performance of new products, and expectations regarding the Company's various ongoing litigation proceedings, including those with Intel Corporation ("Intel"). These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, worldwide economic conditions, increased competition, rapid technological change, unanticipated changes in customer requirements, uncertainties with respect to the Company's installed customer base for discontinued hardware products, inability to protect the Company's intellectual property rights, inability to access the technology necessary to compete in the markets served, inability to complete certain sales and lease transactions as planned, risks associated with doing business internationally, risks associated with various ongoing litigation proceedings, and other risks detailed in our annual and quarterly filings with the Securities and Exchange Commission.



RESULTS OF OPERATIONS

Summary

The following summarized financial data sets forth the results of operations of the Company for each year in the three-year period ended December 31, 2001. The complete consolidated financial statements of the Company, including footnote disclosures, are presented on pages 33 to 59 of this Annual Report.

-------------------------------------------------------------
                                     2001     2000    1999
-------------------------------------------------------------
(In millions except per share amounts)

Revenues                             $532     $690   $  915
Cost of revenues                      299      438      625
-------------------------------------------------------------
Gross profit                          233      252      290

Operating expenses                    225      267      342
Reorganization charges                ---        9       15
-------------------------------------------------------------
Income (loss) from operations           8     (24)      (67)

Gains on sales of assets               11       50       13
Arbitration settlement                ---      ---       (8)
Interest expense                       (2)     (4)       (6)
Other income (expense), net            12      (3)       (4)
-------------------------------------------------------------
Income (loss) from continuing
  operations before income taxes
    and minority interest              29       19      (72)
Income tax expense                     (9)      (6)      (6)
-------------------------------------------------------------
Income (loss) from continuing
  operations before minority
    interest                           20       13      (78)
Minority interest                     ---       (3)      (1)
-------------------------------------------------------------
Income (loss) from continuing
   operations                          20       10      (79)
Discontinued operation (VeriBest)     ---      ---        7
-------------------------------------------------------------
Net income (loss)                    $ 20     $ 10   $  (72)
=============================================================
Income (loss) per share, basic:
  From continuing operations         $.40     $.20   $(1.60)
  Net income (loss) per share         .40      .20    (1.46)
Income (loss) per share, diluted:
  From continuing operations          .39      .20    (1.60)
  Net income (loss) per share         .39      .20    (1.46)
=============================================================


In 2001, the Company had net income of $19.9 million on revenues of $532.1 million compared to net income of $10.1 million on revenues of $690.5 million in 2000 and a net loss of $71.6 million on revenues of $914.9 million in 1999. Operating income in 2001 was $8.1 million compared to operating losses of $23.6 million and $67.4 million in 2000 and 1999, respectively. This return to profitability resulted from the Company's reorganization in 2000 into five core business segments and its exit from the hardware business. The improvement in operating income resulted primarily from the continuing decline in the Company's operating expenses and higher gross margins due to the increasing software content in its product mix.

In 2000, the Company focused on organizing into five business segments, aligned according to markets in which Intergraph believes it is a leader. The Company substantially completed the U.S. portion of this process in the third quarter of 2000, and in the fourth quarter, began efforts to align its international operations with the new vertical businesses and bring the cost of its international operations in line with current revenue levels. As part of this process, the Company converted its Singapore subsidiary and related territories into a distributorship via a sale transaction and began to reorganize its European and Asia Pacific operations to align them with the new vertical business structure (see "Reorganization Charges"). In 2001, the Company continued to convert several other international subsidiaries into distributorships, primarily in the Middle East and Asia. The international portion of the Company's verticalization process was completed in 2001, though some of the subsidiary sales transactions are expected to be completed in 2002.

The Company completed its exit of the hardware development and design business in third quarter 2000 with the sales of its Intense3D graphics accelerator division and its high-end workstation and server business (see Note 15 of Notes to Consolidated Financial Statements). The Company continues to sell hardware products from other vendors through its business segments and performs hardware maintenance services for its installed customer base. The Intergraph Government Solutions ("IGS") and Z/I Imaging Corporation ("Z/I Imaging") business segments continue to develop and assemble specialized hardware products.

Revenues and operating results in 1999 were negatively impacted by increasingly weak demand for the Company's hardware product offerings related to the dispute with Intel (see "Litigation and Other Risks and Uncertainties"). As a result, in third quarter 1999, the Company was forced to exit the personal computer ("PC") and generic server businesses and narrow the focus of its Intergraph Computer Systems ("ICS") business segment to workstations, specialty servers, digital video products, and 3D graphics cards. The Company also implemented several cost-cutting measures, primarily in the form of direct reductions in workforce, during 1999 in an effort to align its expenses with the lower revenue levels being generated (see "Reorganization Charges").

In fourth quarter 1999, the Company sold its VeriBest business segment. Accordingly, the Company's consolidated statement of operations reflect VeriBest's business as a discontinued operation for 1999. As such, except where noted otherwise, the following discussion of the Company's results of operations addresses only results of continuing operations. VeriBest's results of operations are discussed separately in "Discontinued Operation."


Orders

Systems and services orders for 2001 were $369.8 million, down 36% from the prior year after declining by 18% in 2000 and 20% in 1999. The decline in orders in 2001 was due primarily to the Company's exit of the hardware business in 2000 and to the sale of its Middle East operations in 2001. In 2000, orders for the Company's hardware products declined as the result of the Company's exit from this market; however, the hardware market decline was partially offset by a significant improvement in orders of the Company's Intergraph Public Safety ("IPS") business segment. IPS' orders increased by 42% from the 1999 level as the result of several large orders received in third quarter 2000. Orders in 1999 included $12.3 million in orders of the Company's discontinued VeriBest operation. In 1999, order volumes declined worldwide, primarily in the Company's hardware business as demand continued to weaken from the prior year.

U.S. systems and services orders, including federal government orders, totaled $217 million for 2001, down 27% from the prior year. Excluding the impact of the VeriBest sale, U.S. orders declined by 9% in 2000 and by 29% in 1999. In 2001, U.S. orders continued to decline due to the exit from the hardware business. In 2000, the negative impact of the hardware exit on orders was partially offset by increased orders in the Company's IPS and Z/I Imaging business segments. 2000 was the first full year of operations for Z/I Imaging. In 1999, demand for the Company's hardware product offerings weakened significantly, accounting for the majority of the decline in U.S. orders for the year. International orders for 2001 totaled $152.8 million, down 46% from the prior year after declines of 23% and 9% in 2000 and 1999, respectively. The decline in 1999 excludes the impact of the Company's former VeriBest business segment. The Company's most significant declines in orders have occurred in its European and Asian regions. European orders totaled $96.5 million in 2001, down 25% from the prior year level, after declining by 43% in 2000 and 7% in 1999. Strengthening of the U.S. dollar resulted in successive  declines in reported European  order  levels  of approximately  4%,  8%,  and 3% in  2001,  2000,  and  1999, respectively. The remaining decline in 2001 and 2000 for the European region was related to the Company's exit of the hardware business and to the region's focus on verticalization of the organization in fourth quarter 2000. Asia Pacific orders totaled $33.2 million in 2001, down 52% from the 2000 level after declines of 14% in 2000 and 4% in 1999. The 2001 and 2000 declines can be attributed primarily to the hardware exit and to reductions from currency fluctuations in the region of 9% and 2%, respectively. 2001 international orders declined further compared to 2000 due to strong 2000 orders in Canada and the Middle East as a result of several large orders received by IPS Canada in the first quarter 2000 and strong fourth quarter 2000 services orders in the Middle East region. In 1999, weakening of the dollar against Asian currencies improved reported order levels in that region by approximately 3%; however, this positive impact was more than offset by weakened demand for the Company's hardware products.


Revenues

Total revenues from continuing operations for 2001 were $532.1 million, down 23% from the prior year level after declining by 25% and 9% in 2000 and 1999, respectively, all due primarily to the Company's exit from the hardware business.

In third quarter 2000, the Company substantially completed the organization of its operations into five business segments which provide software, systems integration, and services. Revenues in 2001 and 2000 for each of these segments, as well as a comparative presentation of 2000 and 1999 revenues based on the Company's previous segmentation policy, are presented in Note 12 of Notes to Consolidated Financial Statements.

Systems. Systems revenue from continuing operations was $301.5 million in 2001, down 29% from the previous year after declining by 32% in 2000 and 13% in 1999. Factors cited previously as contributing to the decline in orders have adversely affected systems revenues over the three-year period, and competitive conditions resulting in declining sales prices continue to adversely affect the Company's systems revenues. The significant revenue declines in 2001 and 2000 can also be attributed to continuing order weakness in the Company's vertical software businesses.

Systems revenues have declined in all geographic markets served by the Company due primarily to the factors noted above. U.S. systems sales from continuing operations, including sales to the federal government, totaled $183.3 million in 2001, down 19% from the prior year level, after decreasing by 31% in 2000 and 14% in 1999. The revenue declines in 2000 and 1999 were primarily attributable to declining hardware revenues as well as to successive declines in sales of the Company's IGS business segment. IGS revenues have been negatively impacted by the exit from the hardware business, and in fourth quarter 2000, revenues were further reduced as the result of delayed funding on several large government contracts. The funding was received on the contracts in first quarter 2001. International systems sales totaled $118.2 million in 2001, down 41% from the prior year level after declines of 32% in 2000 and 11% in 1999. Strengthening of the U.S. dollar with respect to the currencies of the Company's international markets, primarily Europe, reduced the Company's international systems revenues by 2%, 4%, and 1%, respectively, in 2001, 2000, and 1999. European sales were down 28% in 2001, after declines of 43% and 9% in 2000 and 1999, respectively. Asia Pacific systems sales were down 62%, after declines of 17% and 8% in 2000 and 1999, respectively. Systems revenues for Canada and Latin America declined by 32% in 2001, while systems revenues for the Middle East region declined by 71% in 2001. The decrease in the Middle East revenues is due primarily to the exit of the hardware business and the conversion of subsidiaries into distributorships in 2001.

Hardware  revenues  in  2001  totaled  approximately   $60.7
million, down 59% from the prior year level, after declining by 50% and 27%, respectively, in 2000 and 1999. The Company exited the hardware business in third quarter 2000.

Total revenue from the U.S. government was approximately $143 million in 2001, $132 million in 2000, and $149 million in 1999, representing 27%, 19%, and 16% of total revenue in 2001, 2000, and 1999, respectively. During the three-year period ended December 31, 2001, U.S. government orders and revenues have been characterized by weakened demand for the Company's hardware product offerings, due partially to increasing price competition within the industry, and in 2000, to the Company's exit from this market. Federal government sales in 2000 were additionally impacted by delayed funding on several large contracts. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity, and cost-based contracts, and through sales of commercial products not covered by long-term contracts. Approximately 69% of the Company's 2001 federal government revenues were earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is fully anticipated that these contracts will remain in effect through their expiration, the contracts are subject to termination at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

Maintenance. Maintenance revenue from continuing operations declined by 22% in 2001, after declines of 14% and 8% in 2000 and 1999, respectively. The Company's hardware maintenance business has declined as a result of the trend in the industry toward lower-priced products and longer warranty periods, the Company's exit from the hardware business, and the sale of certain non-core products to Bentley Systems, Inc. ("BSI").

Services. Services revenue from continuing operations, consisting primarily of revenues from Company-provided implementation services and consulting, increased by 2% in 2001, after increasing by 1% and 17% in 2000 and 1999, respectively. The increase in 1999 was due primarily to revenues earned by the Company's IPS business segment.
Services are becoming increasingly significant to the Company's business, representing 20% of total revenue for 2001, compared to 15% and 11% in 2000 and 1999, respectively. The Company is endeavoring to grow its services business; however, revenues from these services typically fluctuate significantly from quarter to quarter and produce lower gross margins than systems or maintenance revenues.


Gross Margin

The Company's total gross margin percentage on revenues from continuing operations was 44% in 2001, compared to 37% in 2000 and 32% in 1999.

Margin on systems revenues from continuing operations was 49% in 2001, increasing from 38% in 2000 and 30% in 1999. This upward trend in the Company's systems gross margin is primarily the result of increased software content in the product mix. Also, the Company's systems margins continue to be negatively impacted by the strengthening of the U.S. dollar in its international markets, primarily Europe. In 2000, a $4.5 million inventory write-down resulted from the shutdown of the Company's hardware business. Systems margins in 2000 were further reduced by costs incurred in fourth quarter 2000 on IGS contracts awaiting funding from the U.S. government; however, these negative impacts were more than offset by increasing software content in the product mix as the Company's hardware revenues continued to decline. In 1999, margins were negatively impacted by a $7 million inventory write-off incurred in connection with the Company's decision to exit the PC and generic server business. This was offset by increased software content in the product mix and a decline in unfavorable manufacturing variances as the result of the outsourcing of hardware product manufacturing to SCI.

In general, the Company's systems margin may be improved by higher software content in the product mix, a weaker dollar in international markets, and a higher mix of international systems sales to total systems sales when the dollar is weaker in international markets. Systems margins may be lowered by price competition, a higher hardware content in the product mix, a stronger U.S. dollar in international markets, and a higher mix of federal government sales, which generally produce lower margins than commercial sales. While unable to predict the effects that many of these factors may have on its systems margin, the Company expects to maintain the improvements resulting from the Company's exit of the hardware business.

Margin on maintenance revenues from continuing operations was 47% in 2001, 45% in 2000, and 46% in 1999. Although
maintenance  revenues  have declined  over  the  past  three years, the Company has been able to maintain maintenance margin levels by increasing the software content of maintenance revenue and reducing the associated cost of revenues, due in part to improved inventory management resulting in less inventory obsolescence costs. The Company monitors its maintenance costs closely and has taken measures, including reductions in headcount, to align these costs with the declining levels of revenue.

Margin on services revenues from continuing operations was 25% in 2001, improving from 18% and 16% in 2000 and 1999, respectively. Margins in 2001 were positively impacted by a slight increase in revenue, coupled with a larger decrease in costs. Margins in 2000 were positively impacted by several large high-margin consulting contracts acquired by IGS. Services revenues in 1999 increased by 17% from the 1998 level without a proportional increase in costs. Significant fluctuations in services revenues and margins from period to period are not unusual as the costs incurred on certain types of service contracts may not coincide with the recognition of revenue. For contracts other than those accounted for under the percentage-of-completion method, costs are expensed as incurred, with revenues recognized either at the end of the performance period or based on milestones specified in the contract.

In third quarter 2000, the Company exited the hardware business but continues to service its installed hardware base under warranty and maintenance contractual obligations. All hardware currently sold by the Company is purchased from third-party vendors. Any unanticipated change in technology or an inability of the Company to accurately forecast its inventory needs could significantly and adversely affect gross margins and reported results of operations.


Operating Expenses (exclusive of reorganization charges)

Operating expenses for continuing operations declined by 16% in 2001, 22% in 2000, and 14% in 1999. In response to the level of its previous operating losses, the Company took various actions, including employee terminations and the closure and sale of certain unprofitable and non-core business operations, which reduced the number of its employees by approximately 35% during the three-year period ended December 31, 2001.

Product development expense declined by 4% in 2001, after declines of 10% and 18% in the two preceding years. The 2001 decrease is mainly the result of the exit from the hardware business and a decline in software development costs. In 2000, an increase in software development expense due to net realizable value concerns partially offset the positive impact of the headcount decline. 1999 expenses were lowered due to additional software development projects whose cost qualified for capitalization, primarily related to the Company's shipbuilding software development efforts.

The Company capitalizes certain costs incurred after the technological feasibility of new software products has been established and amortizes those costs against the revenues later generated by those products. Though the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that, for any given product, revenues will not materialize in amounts anticipated due to industry conditions that include intense price and performance competition, or that product lives will be reduced due to shorter product cycles. Should these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on the Company's systems margin and results of operations (see Note 1 of Notes to Consolidated Financial Statements).

Sales and marketing expense declined 19% in 2001, after decreasing by 30% in 2000 and 22% in 1999. Expenses in all three years were reduced by the strengthening of the U.S. dollar against international currencies. Additional headcount reductions throughout 2001, 2000, and 1999 have resulted in significant expense declines worldwide. The Company's sales and marketing expenses are inherently activity-based and can be expected to fluctuate with activity levels.

General and administrative expense declined by 19% in 2001 after decreasing by 15% in 2000 and increasing by 8% in
1999. Expenses decreased in 2001 due primarily to reductions in corporate and international headcount and worldwide bad debt expenses. Legal expenses in 2001 were flat with those in 2000; however, the Company expects that its legal expenses will fluctuate with the level of activity associated with the Intel litigation. The decline in 2000 was due primarily to a decline in legal fees as the result of reduced activity related to the Intel litigation and a decline in compensation expenses as a result of reduced headcount. The expense increase in 1999 resulted from increased bad debt expenses in the U.S. and continued growth in the Company's legal fees, partially offset by across-the-board declines in all other expense categories.


Product Development

The Company currently has many ongoing projects relating to development of new products. These projects include software for engineering information management, intelligent piping and instrumentation diagrams, 3D visualization, enterprise information access and reports, and 2D CAD; and new technology for the earth-imaging industry which includes new digital products for photogrammetry, airborne reconnaissance, aerial mapping, and image distribution. For these projects, the Company incurred research and development expenditures of $11.3 million, $6.1 million, and $515,000 for the periods ended December 31, 2001, 2000, and 1999, respectively. These expenses are included in the consolidated statements of operations as a component of "Product development." Capitalized research and development expenses totaling approximately $9.8 million and $9.7 million are included as a component of "Capitalized software development costs" in the consolidated balance sheets at December 31, 2001, and 2000, respectively.


Reorganization Charges

During the three years ended December 31, 2001, the Company implemented various reorganization actions in an effort to align costs with the level of revenues generated.

In 2001, European severance liabilities totaling approximately $400,000 were reversed as the Company's new business segments, in response to unanticipated attrition, hired or are rehiring some of the employees whose positions had been eliminated by the 2000 reorganization plan. In addition, a few of the terminated employees left the Company voluntarily, which also contributed to the reduction of the Company's severance requirements. This expense reversal is reflected in "Reorganization charges (credit)" in the 2001 consolidated statement of operations. Cash outlays in 2001 for severance that related to the 2000 and prior reorganization plans approximated $3.6 million. At December 31, 2001, the Company had no accrued liability related to the prior years' restructuring efforts.

In the first quarter of 2000, the Company announced its intention to exit the hardware business. The Company completed this exit in the third quarter of 2000 with the sales of its Intense3D graphics accelerator division and its high-end workstation and server business (see Note 15 of Notes to Consolidated Financial Statements). Upon completion of these transactions, the Company incurred a charge to operations of approximately $8.5 million, including amounts reflected in "Cost of revenues - Systems" and "Cost of revenues - Maintenance" of $4.5 million and $200,000, respectively. The amounts reflected in cost of revenues represent the costs of inventory write-offs incurred as a result of the closure. With the exception of these costs, all expenses associated with the closure are reflected in "Reorganization charges (credit)" in the 2000 consolidated statement of operations. Severance costs associated with the closure totaled approximately $1.7 million. Approximately 50 positions were eliminated worldwide, primarily in the sales and marketing area, with the majority of the related expense incurred in Europe. The remaining exit costs consisted primarily of related fixed asset write-offs of $1.5 million and accruals for lease cancellations and idle building space.

In the fourth quarter of 2000, the Company began efforts to align its international operations with its new vertical business segments and bring the cost of those operations in line with the current level of revenue. As part of these efforts, the Company eliminated approximately 145 positions worldwide in its sales and marketing, general and administrative, and customer service and support areas, with the majority of the related expense incurred in Europe and Asia. The cost of the reorganization totaled approximately $5.3 million, primarily for employee severance pay and related expenses. The Company estimates that this reduction in force will result in annual savings of approximately $10 million.

Cash outlays in 2000 for severance that related to the Company's restructuring efforts were $7.3 million. Additionally, during third and fourth quarter 2000, European severance liabilities totaling approximately $600,000 were reversed as some of the employees affected by the 1999 actions left the Company voluntarily. This expense reversal is reflected in "Reorganization charges (credit)" in the 2000 consolidated statement of operations. At December 31, 2000, the total remaining accrued liability for severance relating to the 2000 reductions in force was approximately $4 million. In 2001, $3.6 million was paid and $400,000 was reversed.

In the second quarter of 1999, most of the Company's ICS subsidiaries in Europe were closed in response to continued operating losses in its ICS business segment. The associated cost of $2.5 million, primarily for employee severance pay, is included in "Reorganization charges (credit)" in the 1999 consolidated statement of operations. Approximately 46 European positions were eliminated, all in the sales and marketing area. The Company estimates that this resizing has resulted in annual savings of approximately $3 million.

In the third quarter of 1999, the Company took further actions to reduce expenses in its unprofitable business segments and restructure the Company to support the vertical markets in which it operates. These actions included elimination of approximately 400 positions worldwide, completion of the worldwide vertical market alignment of the sales force, and narrowing of the focus of the Company's ICS business segment to high-end workstations, specialty servers, digital video products, and 3D graphics cards. As a result of these actions, the Company recorded a charge to operations of $20.1 million, of which $7 million is included as a component of "Cost of revenues - Systems" in the 1999 consolidated statement of operations. This $7 million charge represents the cost of inventory write-offs incurred as a result of ICS' exit from the PC and generic server business. Severance costs associated with the third quarter of 1999 reorganization totaled approximately $8.7 million, of which $7.8 million is included in "Reorganization charges (credit)" in the 1999 consolidated statement of operations. The remaining severance costs related to headcount reductions in the Company's VeriBest business segment and, accordingly, they are reflected in "Loss from discontinued operation, net of income taxes" in the 1999 consolidated statement of operations. The Company estimates that the annual savings resulting from this reduction in force approximated $22 million. The remainder of the third quarter 1999 reorganization charge consisted of write-offs of capitalized business system software no longer required as a result of verticalization of the Company's business segments and resulting decentralization of portions of the corporate financial and administrative functions.

Cash outlays in 1999 for severance that related to the Company's restructuring actions approximated $9.7 million. At December 31, 1999, the Company had a liability of approximately $5 million related to the 1999 reductions in force, all of which was paid or reversed in 2000.


Non-operating Income and Expense

Interest expense for continuing operations was $1.8 million in 2001, $4 million in 2000, and $5.7 million in 1999. The Company's average outstanding debt has declined due primarily to repayment of borrowings utilizing existing cash balances and the proceeds from sales of various non-core businesses and assets. See Note 8 of Notes to Consolidated Financial Statements for details of the Company's current financing arrangements.

"Other income (expense), net" in the consolidated statements of operations consists primarily of interest income, foreign exchange gains and losses, and other miscellaneous items of non-operating income and expense. In 2001, this amount included a $3.8 million payment received from Micrografx for a convertible debenture held by the Company, $1.7 million for a Mentor Graphics warrant, interest income of $7.4 million (resulting primarily from the BSI note and the Company's higher level of cash), and a net foreign exchange loss of $1.5 million. See "Impact of Currency Fluctuations and Currency Risk Management" and Notes 5 and 13 of Notes to Consolidated Financial Statements.


Income Taxes

The Company earned pretax income before minority interest of $28.9 million in 2001, compared to $19.2 million in 2000 and to a pretax loss of $72.5 million in 1999. Income tax expense in each of these years resulted primarily from taxes on individually profitable majority-owned subsidiaries, including the Company's 60% ownership interest in Z/I Imaging in 2001, 2000, and 1999. There was no material income tax expense or benefit related to the Company's discontinued VeriBest operation in 1999.

Note 9 of Notes to Consolidated Financial Statements contains a reconciliation of statutory income tax expense or benefit to actual income tax expense for each year in the three-year period ended December 31, 2001, and includes further details of the Company's tax position, including net operating income (loss), and tax credit carryforwards.


Discontinued Operation

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

For the period in 1999 prior to its sale, VeriBest incurred an operating loss of $7.3 million on revenues from unaffiliated customers of $23.7 million. VeriBest's operating loss for 1999 included reorganization charges of $900,000 incurred for employee terminations as part of various company-wide restructurings (see "Reorganization Charges").

Summarized financial information for the VeriBest business segment for 1999 is presented in Note 4 of Notes to Consolidated Financial Statements.


Results by Business Segment

The year 2000 was a transitional year for the Company during which much effort was focused on organizing the Company into five business segments. In third quarter 2000, the Company substantially completed the U.S. portion of this process, and the international portion was completed during the first quarter of 2001. The following discussion provides a comparative analysis of results of operations based on the Company's current business structure for 2001 and 2000, as well as a discussion of the prior business structure for 2000 and 1999. The Company is unable to restate current year data into the previous segment structure and 1999 data into the current segment structure to provide comparability, as this would be impracticable, and would involve excessive cost and require extensive estimations. One segment, Z/I Imaging, did not change as a result of the new structure. Information reported for previous years is comparable to the new presentation, though 1999 includes only three months of activity for Z/I Imaging as the subsidiary was formed on October 1, 1999. In the Company's new reporting structure, its 2000 loss from operations is attributed primarily to its ICS business segment, whose operations ceased in fourth quarter 2000, and to the Corporate operation, mainly due to general corporate expenses. See Note 12 of Notes to Consolidated Financial Statements for further explanation and details of the Company's segment reporting, including a presentation of the Company's new vertical operating structure for 2000 and beyond.

Current Segment Structure
IGS. IGS earned operating income of $10 million on revenues of $134.1 million, compared to 2000 operating income of $13.8 million on revenues of $159.5 million. IGS' systems revenues were adversely impacted by weakened demand for the Company's hardware product offerings due to the Company's exit from the hardware business in the third quarter of 2000. Additionally, in fourth quarter 2000, its revenues declined as the result of delayed funding on several large government contracts which were funded in first quarter
2001. In 2001, maintenance revenues declined due to the sale of certain non-core products to BSI. The segment's total gross margin decreased from 28% in 2000 to 25% in 2001 due to a decline in hardware and maintenance business as noted above. The decline in revenue is partially offset by a 13% decline in cost of revenues associated with the revenue reduction. Operating expenses declined 22% from reductions in headcount and bad debt expenses.

IMGS.   Intergraph Mapping and GIS Solutions ("IMGS") earned
operating income of $5.1 million on revenues of $136.8 million, compared to 2000 operating income of $4.5 million on revenues of $160.9 million. IMGS' systems revenues were adversely impacted by weakened demand for the Company's hardware product offerings due to the Company's exit from
the   hardware  business  in  the  third  quarter  of  2000.
Maintenance revenues declined due to the sale of certain non-core products to BSI. Services revenue increased 27% to partially offset these declines. The segment's total gross
margin   was   approximately  42%  in   2001   compared   to
approximately 36% in 2000. The systems revenue decline was more than offset by a reduction in systems cost of revenues. In addition, total gross margin increased due to an increase in the services margin. Operating expenses were flat with the 2000 level.

PP&O. Intergraph Process, Power & Offshore ("PP&O") earned operating income of $6.8 million and $9.9 million in 2001 and 2000, respectively, on revenues of $116.5 million and $123.7 million. The 6% decline in revenue is due to a reduction in hardware sales and associated maintenance revenue due to the Company's exit from the hardware business in the third quarter of 2000, and the reduction of maintenance revenues resulting from the sale of certain non-core products to BSI. The segment's total gross margin improved from 52% in 2000 to 61% in 2001 as a result of a reduction of sales of lower-margin products. Operating expenses for the segment increased 20%, mainly in research and development. To better reflect the industries it serves, the division changed its name from Intergraph Process & Building Solutions to Intergraph Process, Power & Offshore in January 2002.

IPS. IPS earned operating income of $5.3 million and $1.4 million in 2001 and 2000, respectively, on revenues of $115.8 million and $127.9 million. The improvement in IPS' 2001 results of operations was due primarily to an increase in gross margin from 38% in 2000 to 43% in 2001, largely due to a higher software content in revenues and improved margins on maintenance. This margin improvement was coupled with a 4% decrease in operating expenses. IPS' general and administrative expenses have decreased by 14% from the 2000 level, as 2000 included legal expenses incurred in Australia for an inquiry related to a large contract award. It is unknown at present whether this inquiry will result in a legal proceeding of any significance with respect to the IPS business segment and the Company.

Z/I Imaging. In 2001, Z/I Imaging earned operating income of $4.5 million on revenues of $38.6 million, after earning operating income of $9.2 million on revenues of $43.4 million in 2000. 2000 was the segment's first full calendar year of operations since its inception October 1, 1999. The decrease in revenue in 2001 resulted from higher than expected systems revenues in 2000 due to strong sales of photogrammetric processing systems. Total gross margin for 2001 and 2000 approximated 57%, reflecting high margins earned on software and photogrammetric systems. Z/I Imaging's operating expenses for 2001 were approximately 12% above the 2000 level due to increased staffing as a result of Z/I Imaging's continued infrastructure building.

ICS. In third quarter 2000, ICS exited the development, design, and sale of hardware products and closed its operations. Before the exit, ICS incurred operating losses of $17.1 million on revenues of $116.4 million. Effective with the shutdown of ICS, the Company's hardware maintenance and network services operations were combined with the IGS business segment. See the ICS discussion below for comparative data for 2000 and 1999.

Mid World. The Company's Middle East operations ("Mid World") incurred operating losses of $3.3 million and $1.4 million in 2001 and 2000, respectively, on revenues of $11.8 million and $21.9 million. Revenues declined in 2001 as Mid World primarily focused on selling the existing business rather than on developing new business. Portions of Mid World were sold in April 2001 and July 2001. The sale of the remaining portion of the Mid World operations, Intergraph Middle East, Ltd. ("IMEL"), is expected to close during the first quarter of 2002. Upon completion of this sale, the Company will no longer have subsidiaries in the region and will do business solely through distributors. For 2001 and 2000 comparative data, Mid World is included as a segment on a temporary basis (see Note 15 of Notes to Consolidated Financial Statements).

Corporate. For 2001 and 2000 comparative data, Corporate includes revenues and associated costs for Teranetix (a provider of computing support and hardware integration services) and international hardware maintenance. Corporate incurred operating losses of $20.1 million and $35.4 million in 2001 and 2000, respectively, on revenues of $22 million and $46.7 million. The operating losses are mainly due to general corporate expenses of $22.6 million in 2001 and $35.7 million in 2000. For 2001, operating expenses declined by 37% as a result of the Company's ongoing efforts to reduce its corporate overhead, primarily through reductions in headcount. Approximately $2.5 million of the fourth quarter 2000 reorganization charges related to terminations of administrative personnel, primarily in Europe.

Previous Segment Structure
ICS. ICS incurred operating losses of $18.9 million and $44.8 million in 2000 and 1999, respectively, on revenues of $155 million and $332.1 million. ICS' 1999 results of operations were significantly adversely impacted by factors associated with the Company's dispute with Intel, the effects of which included lost momentum, lost revenue and margin, and increased operating expenses, primarily for marketing and public relations. (See "Litigation and Other Risks and Uncertainties" for a complete discussion of the Company's dispute with Intel and its effects on the operations of ICS and the Company.) In response to its continued operating losses, in third quarter 1999, ICS exited the PC and generic server business and narrowed its focus to workstations, specialty servers, digital video products and 3D graphics cards. In third quarter 2000, ICS exited the development and design of hardware products and closed its operations. ICS' revenue declines over the two-year period ended December 31, 2000, resulted primarily from the aforementioned factors associated with the Intel dispute and from its closure in 2000. ICS' total gross margin in 2000 was approximately 9% compared to approximately 11% in 1999. In 2000, a $4.5 million inventory write-down was recorded in connection with the shutdown of ICS' hardware development business. 2000 margins were also negatively impacted by significant discounting on sales of ICS' remaining inventory, primarily in the fourth quarter. In 1999, margins improved as a result of outsourcing to SCI, but were offset by a $7 million inventory write-off incurred as the result of the exit from the PC and generic server business. ICS' operating loss improvement in 2000 was due primarily to successive operating expense declines of 60% resulting from headcount reductions achieved over the two-year period prior to its shutdown in 2000. Effective with the shutdown of ICS, the Company's hardware maintenance and network services operations were combined with the IGS business segment.

IPS. IPS earned operating income of $5.3 million and $10.8 million, in 2000 and 1999, respectively, on revenues of $90.6 million and $96.3 million. As a general rule, the IPS business is characterized by large orders that are difficult to forecast and cause orders to fluctuate significantly from quarter to quarter. In 2000, IPS' systems and services orders increased by 42%; however, a correlating revenue increase did not materialize in 2000 as most of these orders were received late in the third quarter. In 2000, improvements in IPS' systems and maintenance margins from the 1999 level were offset by a 23% increase in operating expenses. In anticipation of increasing orders, the Utilities division of IPS increased its headcount by approximately 7% from the 1999 level, primarily in the product development and sales and marketing areas. Additionally, IPS' 2000 general and administrative expenses increased by 29% from the 1999 level due to legal expenses incurred in Australia for an inquiry related to a large contract award. It is unknown at present whether this inquiry will result in a legal proceeding of any significance with respect to the IPS business segment and the Company.

Intergraph Software. The Software business earned operating income of $8.6 million and $7.3 million in 2000 and 1999, respectively, on revenues of $338.6 million and $469.4 million. The revenue decline in 2000 was due primarily to declining systems revenues, partially the result of weakened demand for the Company's hardware products, and to the continued downward trend in maintenance revenues. The segment's total margin increased from approximately 37% in 1999 to 42% in 2000, primarily due to increased software content in the product mix. Though total gross margin increased in 2000, the 28% decline in revenues resulted in a significant reduction in operating income for the Software segment; however, the impact of the revenue decline was more than offset by declines in the segment's sales and marketing and general and administrative expenses of 27% and 11%, respectively, as the result of the Company's reorganization efforts. Segment information formerly reported in Intergraph Software is now reported in IGS, IMGS, PP&O, and IPS (see Note 12 of Notes to Consolidated Financial Statements).

IGS. In 2000, IGS earned operating income of $3.6 million on revenues of $144 million, compared to a 1999 operating income of $12.4 million on revenues of $159.8 million. IGS' revenues were adversely impacted by weakened demand for the Company's hardware product offerings in both years, and in fourth quarter 2000, its revenues were further reduced as the result of delayed funding on several large government contracts which were funded in first quarter 2001. The segment's total gross margin stabilized at approximately 24% for 2000 and 1999. In 2000, IGS' operating expenses increased by 21%, primarily due to expenses incurred in connection with the verticalization of the business, including the implementation of a new accounting system and an increase in bad debt expenses from the 1999 level.

Z/I Imaging. In 2000, Z/I Imaging earned operating income of $9.2 million on revenues of $43.4 million, after earning operating income of $1.9 million on revenues of $9.8 million in fourth quarter 1999. 2000 was the segment's first full calendar year of operations since its inception October 1, 1999. Z/I Imaging's systems revenues in 2000 were higher than expected due to strong sales of photogrammetric processing systems. Total gross margin for 2000 and fourth quarter 1999 approximated 57%, reflecting high margins earned on software and photogrammetric systems. Z/I Imaging's operating expenses increased approximately 6% above the fourth quarter 1999 annualized level due to additional personnel added throughout the year.

Corporate Expenses. General corporate expenses declined by 41% in 2000 from the 1999 level. These variances are attributed primarily to fluctuations in the Company's legal fees. Expenses in 2000 were positively impacted by the Company's ongoing efforts to reduce its corporate overhead, primarily through reductions in headcount. Approximately $2.5 million of the fourth quarter 2000 reorganization charges related to terminations of administrative personnel, primarily in Europe.


Outlook for 2002

The Company expects that the markets in which it competes will continue to be characterized by intense competition, rapidly changing technologies, and shorter product cycles. Further improvement in the Company's operating results will depend on further market penetration by accurately anticipating customer requirements and technological trends, and rapidly and continuously developing and delivering new products that are competitively priced, offer enhanced performance, and meet customers' requirements for standardization and interoperability. Better operating results will also depend on worldwide economic improvement and the Company's ability to successfully implement its strategic direction, which includes the operation and growth of independent business segments. See "Cautionary Note Regarding Forward-Looking Statements."

The Company continues to pursue additional real estate sales and facilities consolidation. If completed as planned, these sales may provide substantial cash to the Company in 2002.

To increase profitability, the Company must achieve revenue growth and successfully complete its efforts to align operating expenses with the projected level of revenue. In addition, the Company continues to face legal expenses of unknown duration and amount due to its dispute with Intel.


Litigation and Other Risks and Uncertainties

The  Company  continues its litigation with Intel,  and  its
business   is   subject   to   certain   other   risks   and
uncertainties, including those described below.

Intel  Litigation.   The Company filed  a  legal  action  on
November  17, 1997, in U.S. District Court for the  Northern
District  of  Alabama, Northeastern Division  (the  "Alabama
Court"),   charging  Intel  with  unlawful  anti-competitive
business practices. Intergraph alleges that Intel attempted to coerce the Company into relinquishing certain computer hardware patents to Intel through a series of wrongful acts,
including   interference  with  business   and   contractual
relations, interference with technical assistance from third-party vendors, breach of contract, negligence, and fraud based upon Intel's failure to promptly notify the Company of defects in Intel's products and timely correction of such defects, and further alleging that Intel infringed upon the
Company's  patents.   The Company's  patents  (the  "Clipper
Patents") define the architecture of the cache memory of Intergraph's Clipper microprocessor. The Company believes this architecture is at the core of Intel's Pentium line of microprocessors and systems. Intel's Pentium 4 processor was not commercially available at the time of the filing of the lawsuit; however, the Company has reason to believe that Intel's Pentium 4 processor infringes the Company's Clipper
patents.   On  December  3, 1997, the  Company  amended  its
complaint to include a count alleging violations of federal antitrust laws. Intergraph asserted claims for compensatory and treble damages resulting from Intel's wrongful conduct and infringing acts, and punitive damages in an amount sufficient to punish and deter Intel's wrongful conduct. Additionally, the Company requested that Intel be enjoined from continuing the alleged wrongful conduct which is anticompetitive and/or violates federal antitrust laws, so as to permit Intergraph uninterrupted development and sale of Intel-based products.

On November 21, 1997, the Company filed a motion in the Alabama Court to enjoin Intel from disrupting or delaying its supply of products and product information pending resolution of Intergraph's legal action. On April 10, 1998, the Alabama Court ruled in favor of Intergraph and enjoined Intel from any action adversely affecting Intel's business relationship with Intergraph or Intergraph's ability to design, develop, produce, manufacture, market, or sell products incorporating, or based upon, Intel products or information. On April 16, 1998, Intel appealed to the United States Court of Appeals for the Federal Circuit (the "Appeals Court"), and on November 5, 1999, the Appeals Court vacated the preliminary injunction that had been entered by the Alabama Court. This ruling by the Appeals Court did not impact the Company's operations due to an Agreement and Consent Order which Intel entered into with the Federal Trade Commission ("FTC") on March 17, 1999, not to restrict sales or take coercive actions such as those alleged by the Company in its lawsuit against Intel.

On June 17, 1998, Intel filed its answer in the Alabama case, which included counterclaims against Intergraph, including claims that Intergraph had infringed seven patents of Intel. On July 8, 1998, the Company filed its answer to the Intel counterclaims, among other things denying any liability under the patents asserted by Intel. On January 11, 2002, Intel stipulated to the dismissal of one of the alleged counterclaim patents. The Company continues to vigorously defend the remaining counterclaims. The Company does not believe that Intel's remaining counterclaims, including Intel patent counterclaims, will result in a material adverse consequence for the Company.

On June 17, 1998, Intel filed a motion before the Alabama Court requesting a determination that Intel is licensed to use the Clipper Patents. This "license defense" was based on Intel's interpretation of the Company's acquisition of the Advanced Processor Division of Fairchild Semiconductor Corporation in 1987. On September 15, 1998, the Company filed a cross motion with the Alabama Court requesting summary adjudication of the "license defense" in favor of the Company. On November 13, 1998, the Company amended its complaint to include two additional counts of patent infringement against Intel. The Company requested the court to issue a permanent injunction enjoining Intel from further infringement and to order that the financial impact of the infringement be calculated and awarded in treble to
Intergraph. On December 6, 1999, in order to obtain protection under the aforementioned FTC Consent Order, the Company withdrew its request for a patent injunction against Intel's P5 and P6 families of microprocessors. (Intel's P5 and P6 processor families include the Pentium, Pentium Pro, Pentium II, and Pentium III microprocessors, but specifically exclude Intel's Pentium 4, Pentium 4 Xeon, and Itanium families of microprocessors.) On June 4, 1999, the Alabama Court granted the Company's September 15, 1998, motion and ruled that Intel had no license to use the Company's Clipper Patents; however, on October 12, 1999, the Alabama Court reversed its June 4, 1999, order and dismissed the Company's patent claims against Intel based upon Intel's "license defense." The Company appealed the Alabama Court's October 12, 1999, order to the United States Court of
Appeals for the Federal Circuit. On March 1, 2001, the Appeals Court reversed the October 12, 1999, decision of the Alabama Court, specifically holding that Intel was never licensed under the Company's Clipper patents. On March 15, 2001, Intel filed a petition for rehearing with the Appeals Court, requesting that it reconsider its March 1, 2001, decision. The Appeals Court subsequently denied Intel's motion for reconsideration on April 9, 2001. Intel has no further recourse with regard to the assertion of the "license defense." The Company believes that the Federal Circuit's March 1, 2001, patent license decision is well supported by law and fact, and the Company will continue to aggressively pursue its patent case for the payment of royalties by Intel for their use of the Company's Clipper technology in Intel's Pentium line of products.

On March 10, 2000, the Alabama Court entered an order dismissing the antitrust claims of the Company. This dismissal was based in part upon a February 17, 2000, decision by the Appeals Court in another case (CSU v.
Xerox). On April 26, 2000, the Company appealed this dismissal to the United States Court of Appeals for the
Federal Circuit. The oral argument for this appeal was heard on March 5, 2001. The Appeals Court subsequently denied the Company's appeal on June 8, 2001. The Company does not believe that the dismissal of the antitrust appeal will materially affect the Company's remaining claims or the value of the overall lawsuit.

On March 17, 2000, Intel filed a series of motions in the Alabama Court to dismiss certain Alabama state law claims of the Company. The Company filed its responses to Intel's motions on July 17, 2000, together with its own motions to dismiss certain Intel counterclaims. Intel's responses were filed on November 3, 2000. The Alabama Court has taken the motions under submission. No oral argument has been scheduled, and no decision has been entered by the Alabama Court.

The trial date for this case, previously scheduled for June 2000, has been continued until on or after January 1, 2003. Even though the parties have not been required by the Alabama Court to participate in any court-ordered dispute resolution procedures, the parties have agreed to include the Alabama claims in the court-ordered mediation in the Texas case (see the discussion on court-ordered mediation in the following section on the Texas litigation).

On July 30, 2001, the Company filed a patent infringement lawsuit against Intel in the United States District Court, in the Eastern District of Texas. The Company has asserted allegations that two patents relating to parallel instruction computing ("PIC") are infringed by Intel's IA-64 EPIC (explicitly parallel instruction computing) processors, including but not limited to Intel's Itanium and McKinley processors. The Company is seeking to prohibit Intel's use of the Company's patented PIC technology through the enforcement of a patent injunction. The case is set for trial on July 1, 2002. Pursuant to local court rules, and the scheduling order of the Texas Court, the case is set for court-ordered mediation, with a court-appointed mediator on April 3, 2002. The parties have agreed that the mediation will address all pending litigation matters between the parties, which currently include the Company's Alabama Clipper claims and Alabama state law claims, the Texas PIC claims and a patent inference action pending in the U.S. Patent & Trademark Office.

Effects. The Company ceased further design of its Clipper microprocessor at the end of 1993, and made a substantial investment in the redesign of its hardware platform for utilization of Intel microprocessors. The Company relied on the assurances, representations, and commitments of Intel that they would supply Intergraph's microprocessor needs on fair and reasonable terms, and would provide Intergraph with the essential technical information, assistance, and advice necessary to utilize the microprocessors to be developed and supplied by Intel. As a result of the assurances of Intel and its transition to Intel-based workstations, Intergraph was technologically and economically bound to the use of Intel's microprocessors. Successful participation in the high-end workstation market required involvement in Intel product development programs that provide advance information for the development of new products and permit formulation of standards and specifications for those new products. During 1997, Intergraph's product design and release cycle was severely impacted by Intel's refusal to provide Intergraph with advance product information and information on Intel defects and corrections. Yet, Intel continued to provide this information to the Company's competitors. Intel's refusal to provide this vital information, and its interference with the Company's ability to work around its withholding of such information, delayed the Company's new product releases by one to six months, resulting in lost sales and reduced margins for the Company, which severely impacted the Company's revenues and profitability. While the April 1998 ruling of the Alabama Court required Intel to provide Intergraph with advance product samples and technical information, the Company lost considerable sales momentum and continued to feel residual effects from the dispute through the end of 1999 and into 2000. While Intel was supplying the Company with advance product samples and technical information, the Company believes that their responsiveness was not at the same level as prior to the dispute. In 1999 and 2000, demand for the Company's hardware products continued to decline as the Company was unable to recover completely from the loss of momentum caused by Intel's actions. As a result, in the third quarter, the Company exited the personal computer and generic server businesses and narrowed the focus of its ICS business segment to workstations, specialty servers, digital video products, and 3D graphics cards. In third quarter 2000, due to an inability to stem hardware losses, the Company sold its Intense3D graphics accelerator division and its high-end workstation and server business and closed the remainder of its hardware development operation.

Damages. During the course of the Intel litigation, the Company has employed a variety of experts to prepare estimates of the damages suffered by the Company under various claims of injury brought by the Company. The following supplemental damage estimates were provided to Intel in August 2001 in due course of the litigation process: estimated damages for injury covered under non-patent claims of $194 million in lost profits, and estimated additional damages for injury covered under non-patent claims for the loss of the Company's hardware operations of $160 million, and/or approximately $150 million in direct out-of-pocket expenses. Patent claims damages are calculated on a percentage of infringing sales, together with a possible multiplier for willful infringement damages. The Company's supplemental patent royalty damage reports provided to Intel in August 2001 in due course of the litigation process estimate that a reasonable royalty rate for infringed patents could range between .5 and 4.75 percent. Intel disputes the Company's damage conclusions, and in the September/October 2001 time frame submitted its own damage reports in the due course of the litigation which differ from the Company's damage reports. The Company's damage reports are estimates only and any recovery of damages in this litigation could be substantially less than these estimates or substantially greater than these estimates depending on a variety of factors that cannot be determined at this time. Factors that could lead to recovery of substantially less than these estimates include, but are not limited to, the failure of the Alabama Court or the Appeals Court to sustain the legal basis for one or more of the Company's claims, the failure of the jury to award amounts consistent with these estimates, the failure of the Alabama Court or the Appeals Court to sustain any jury award in amounts consistent with these estimates, and the settlement by the Company of the Intel litigation in an amount inconsistent with these estimates. Factors that could lead to recovery of substantially greater than these estimates include, but are not limited to, success by the Company in recovering punitive damages on one or more of its patent and/or non-patent claims. The Company believes that current and potential legal proceedings relating to the Company's Clipper and PIC patents may have a significant impact on current litigants as well as others in the computer industry. As a result, the Company is mindful that Intel or other potential litigants of the Company may, without intending to obtain control of the corporation, use the threat of an unfriendly takeover bid as a means to force the Company to settle to avert the threat of a takeover.

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

The Company has other ongoing litigation, none of which is considered to represent a material contingency for the Company at this time; however, any unanticipated unfavorable ruling in any of these proceedings could have an adverse impact on the Company's results of operations and cash flow.

Arbitration Settlement. The Company maintains an equity ownership position in BSI, the developer and owner of MicroStation, a software product for which the Company serves as a nonexclusive distributor. In March 1996, BSI commenced arbitration against the Company with the American Arbitration Association, Atlanta, Georgia, relating to the respective rights of the companies under their April 1987 Software License Agreement and other matters, including the Company's alleged failure to properly pay to BSI certain royalties on its sales of BSI software products, and seeking significant damages. On March 26, 1999, the Company and BSI executed a Settlement Agreement and Mutual General Release ("the Agreement") to settle this arbitration and mutually release all claims related to the arbitration or otherwise, except for certain litigation between the companies that was the subject of a separate settlement agreement and payment for products and services obtained or provided in the normal course of business since January 1, 1999. Both the Company and BSI expressly denied any fault, liability, or wrongdoing concerning the claims that were the subject matter of the arbitration and settled solely to avoid continuing litigation with each other.

Under the terms of the Agreement, the Company on April 1, 1999, made payment to BSI of $12 million and transferred to BSI ownership of 3,000,000 of the shares of BSI's Class A common stock owned by the Company. The transferred shares were valued at approximately $3.5 million on the Company's books. As a result of the settlement, the Company's equity ownership in BSI was reduced from approximately 50% to approximately  31%.  Additionally, the Company  had  a  $1.2 million net receivable from BSI relating to business conducted prior to January 1, 1999, which was written off as part of the settlement.

In first quarter 1999, the Company accrued a non-operating charge to earnings of approximately $8.6 million in connection with the settlement, representing the portion of settlement costs not previously accrued. This charge is shown as "Arbitration settlement" in the 1999 consolidated statement of operations.

The  $12  million payment to BSI was funded  primarily  from existing  cash  balances.  For further discussion  regarding
the   Company's  liquidity,  see  "Liquidity   and   Capital
Resources" following.

Other Risks and Uncertainties. The Company owns and maintains a number of registered patents and registered and unregistered copyrights, trademarks, and service marks. The patents and copyrights held by the Company are the principal means by which the Company preserves and protects the intellectual property rights embodied in the Company's products. Similarly, trademark rights held by the Company are used to preserve and protect the reputation of the Company's registered and unregistered trademarks.

As industry standards proliferate, there is a possibility that the patents of others may become a significant factor in the Company's business. Personal computer technology, which was used in the Company's workstation and server products, is widely available, and many companies, including Intergraph, have developed and continue to develop patent positions concerning technological improvements related to personal computers, workstations, and servers. It does not appear that the Company will be prevented from using the technology necessary to support existing products, since patented technology is typically available in the industry under royalty-bearing licenses or patent cross licenses, or the technology can be purchased on the open market.

In addition, computer software technology is increasingly being protected by patents, and many companies, including Intergraph, are developing patent positions for software innovations. It is unknown at the present time whether various patented software technology will be made generally available under license, or whether specific innovations will be held by their inventors and not made available to others. In many cases, it may be possible to employ software techniques that avoid the patents of others, but the possibility exists that some features needed to compete successfully in a particular segment of the software market may be unavailable or may require an unacceptably high cost via royalty arrangements. Patented software techniques that become de facto industry standards are among those that may raise costs or may prevent the Company from competing successfully in particular markets.

An inability to protect the Company's copyrights, trademarks, and patents, or to obtain current technical information or any required patent rights of others through licensing or purchase, all of which are important to success in the markets in which the Company competes, could significantly reduce the Company's revenues and adversely affect its results of operations.


LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, cash and short-term investments totaled $110.8 million, down $9 million from December 31, 2000. Cash generated from operations totaled $24.5 million in 2001 and $41.2 million in 2000, compared to a use of cash of $9.7 million in 1999. Cash generation in 2001 and 2000 reflects the Company's improved results of operations. The use of cash in 1999 included a $12 million payment to BSI (see "Arbitration Settlement") and payments to SCI of $10.2 million to purchase unused inventory (see Notes 13 and 15 of Notes to Consolidated Financial Statements). Severance payments in 2001, 2000, and 1999 totaled $3.6 million, $7.3 million, and $9.7 million, respectively.

Net cash provided by (used for) investing activities totaled ($17.5 million), $15.9 million, and $25.5 million in 2001, 2000, and 1999, respectively. Cash provided by investing activities in 2001 included $12.7 million in net proceeds from sales of assets (primarily receipts of $5.1 million from the additional earn-out provision of the 2000 sale of the Company's civil, plotting, and raster product lines to BSI, $3.8 million from the settlement of the Micrografx convertible subordinated debenture, $2 million from the sale of the Mentor Graphics warrant, and $1.1 million from the sale of Saudi Arabia). Cash used in investing activities during 2001 included $11 million for the purchase of short-term investments. Cash provided by investing activities in 2000 included $38.4 million in net proceeds from sales of assets, primarily receipts of $13.6 million from the sale of the Company's civil, plotting, and raster product lines to BSI, $12.9 million from sales of land and an office building in the Netherlands, $10.3 million from sales of buildings on the Company's Huntsville, Alabama, campus, $2 million from the sale of a non-core software product, and $1.5 million from the sale of an investment in an affiliate. Cash provided by investing activities in 1999 included $11.7 million contributed by the minority interest partner to the start-up of the Z/I Imaging business and $54.1 million in net proceeds from sales of assets, including $19.9 million from the fourth quarter 1998 sale of the Company's manufacturing assets to SCI, $13.7 million from the sale of an office building in the Netherlands, $11 million from the sale of VeriBest, $6.4 million from the sale of InterCAP, and $2.5 million from the sale of land. Other significant investing activities in 2001 included expenditures for capitalizable software development of $4.8 million ($10.8 million in 2000 and $20.7 million in 1999) and capital expenditures of $9.7 million ($7.2 million in 2000 and $10.2 million in 1999), primarily for computer equipment used in product development and sales and marketing activities.

Net cash used for financing activities totaled $25 million, $21.7 million, and $21 million in 2001, 2000, and 1999, respectively, due primarily to net debt repayments of $28.5 million, $23.4 million, and $23.6 million, respectively. In 2001, the Company used approximately $17.8 million to pay down the term loan with its primary lender and $6.7 million to pay down a long-term mortgage on an office building in the United Kingdom. In 2000, the Company used approximately $7 million to repay its Australian term loan and $7.1 million to pay down the term loan with its primary lender. Additionally, in 2000 and 1999, the Company used approximately $3.8 million and $4.2 million, respectively, to pay off mortgages on disposed European office buildings. The remaining debt repayment activity in 1999 related primarily to the Company's term loan and revolving credit agreement. An additional reduction in the Company's long-term debt was achieved through termination of a long-term lease on one of the Company's facilities in first quarter 2000. The Company accounted for this lease as a financing and, upon termination, long-term debt of $8.3 million and property, plant, and equipment of $6.5 million were removed from the Company's books. See Note 8 of Notes to Consolidated Financial Statements for further details of these transactions and a summary of the Company's outstanding debt at December 31, 2001.

The Company's average collection period for accounts receivable in 2001 was approximately 88 days, representing a slight decrease from the prior year. Approximately 74% of the Company's 2001 revenues were derived from international customers and the U.S. government, both of which traditionally carry longer collection periods. The Company continues to experience slow collections throughout the Middle East region, particularly in Saudi Arabia. Total accounts receivable from Middle East customers was approximately $13.3 million at December 31, 2001, and $17.9 million at December 31, 2000. Total U.S. government accounts receivable was $27.7 million at December 31, 2001 ($28.4 million at December 31, 2000). The Company endeavors to enforce its payment terms with these and other customers, and grants extended payment terms only in very limited circumstances.

The Company expects that capital expenditures will require $9 million to $12 million in 2002, primarily for computer equipment used in product development and sales and marketing activities. The Company's term loan and revolving credit agreement, among other restrictions, limits the level of the Company's capital expenditures.

Under the Company's January 1997 seven-year fixed term loan and revolving credit agreement (as amended), available borrowings are determined by the amounts of eligible assets of the Company (the "borrowing base"), as defined in the agreement, primarily accounts receivable, with maximum availability of $50 million. At December 31, 2001, the borrowing base, representing the maximum available credit under the line, was approximately $39 million, of which $10.9 million was allocated to support the Company's letters of credit. In 2001, the Company paid $17.8 million of the term loan with existing cash balances and proceeds received from the sales of assets. In September 2000, the Company paid $7.1 million of the term loan with proceeds received from the sale of several idle office buildings. At December 31, 2001, the Company had outstanding borrowings of $424,000 under this agreement, the $100,000 term loan portion of which was classified as long-term debt in the consolidated balance sheet. The term loan is due at expiration of the agreement.

Borrowings are secured by a pledge of substantially  all  of
the   Company's   U.S.  assets  and  certain   international
receivables.   The rate of interest on all borrowings  under
the agreement is the greater of 6.5% or the Wells Fargo base rate of interest (4.75% at December 31, 2001) plus .125%. There are provisions in the agreement which lower the interest rate upon achievement of sustained profitability by the Company, but only to the minimum interest rate of 6.5%. The agreement requires the Company to pay a facility fee at an annual rate of .15% of the amount available under the credit line, an unused credit line fee at an annual rate of ..20% of the average unused portion of the revolving credit line, a letter of credit fee at an annual rate of .75% of the undrawn amount of all outstanding letters of credit, and a monthly agency fee. An amendment was executed on August 1, 2001, that extends the current agreement until January 2004 with no cancellation penalty to the Company after January 2003, allows pay-down of the term loan portion of the line, and lowers the facility to $50 million, which will provide for annual savings of approximately $650,000 to the Company.

The term loan and revolving credit agreement contains certain financial covenants of the Company, including minimum net worth, minimum current ratio, and maximum levels of capital expenditures, and restrictive covenants that limit or prevent various business transactions (including purchases of the Company's stock, dividend payments, mergers, acquisitions of or investments in other businesses, and disposal of assets including individual businesses, subsidiaries, and divisions) and limit or prevent certain other business changes without approval. The Company's net worth covenant was increased to $250 million, effective August 1, 2001.

At December 31, 2001, the Company had approximately $3.7 million in debt on which interest is charged under various floating rate arrangements (see Note 8 of Notes to Consolidated Financial Statements). The Company is exposed to market risk of future increases in interest rates on these loans. The Company estimates that its results of operations would not be materially affected by a two-point increase or decrease in the average interest rates related to its floating rate debt. This hypothetical change in rates was determined based on the trend of the Company's actual rates over the past four years and represents the maximum fluctuation experienced in any of those years. The Company's estimate assumes a level of debt consistent with the December 31, 2001, level.

The Company's general financial condition improved in 2001, and it generated positive operating cash flow for the second consecutive year. The Company is managing its cash very closely and believes that the combination of improved cash flow from operations, existing cash balances, and cash available under the revolving credit agreement will be adequate to meet cash requirements for 2002. For the near term, the Company also anticipates that its cash position may benefit from further sales of excess real estate and facilities. However, for the longer term, the Company must continue to align its operating expenses with the levels of revenue being generated if it is to fund business growth without reliance on funds from sales of assets and external financing. The Company anticipates no significant non-operating events that will require the use of cash, with the possible exception of its stock purchase program (see Note 1 of Notes to Consolidated Financial Statements).


Gains on Sales of Assets

"Gains on sales of assets" in the consolidated statements of operations and cash flows consists of the net gains and losses recognized by the Company on sales of various non-core subsidiaries, divisions, and product lines, and gains recorded on real estate sales.

In 2001, the Company reported an additional gain from the BSI transaction of approximately $10.1 million as part of the initial consideration for the sale, as well as consideration for transferred maintenance revenues for the products sold to BSI, as provided for in the original sale agreement. Also in 2001, the Company reported a $600,000 additional gain from the 3Dlabs transaction. This gain was the result of the final calculation and settlement of the earn-out provisions with 3Dlabs. In the third quarter of 2001, the Company sold its Saudi Arabian operation, reporting a $680,000 gain. This gain is offset by an impairment reserve of $150,000 for the expected loss on the completion of the sale of IMEL.

In 2000, the Company recorded a gain of $23 million on the sale of its civil, plotting, and raster product lines to BSI and a gain of $15.7 million on the sale of its Intense3D graphics accelerator division to 3Dlabs. Also in 2000, the Company sold several real estate holdings including some of the buildings on its Huntsville, Alabama, campus at an aggregate gain of $1.9 million, and land and a building in the Netherlands at an aggregate gain of $5.2 million. Other significant transactions for 2000 include a $2 million gain recognized on the sale of a non-core software product line, a $1.5 million gain on the sale of an investment in an affiliate, a $1.5 million gain on the termination of a long-term capital lease, and a loss of $1.3 million on the sale of the Company's Singapore subsidiary.

In 1999, the Company sold its InterCAP subsidiary at a gain of $11.5 million. 1999 also includes a $1.4 million gain on the sale of land. See the preceding section on "Discontinued Operation" for a discussion of the Company's October 1999 sale of its VeriBest business segment, for which a resulting gain of $14.4 million was recorded. This gain is reflected as "Gain on sale of discontinued
operation, net of income taxes" in the 1999 consolidated statement of operations and in "Gains on sales of assets" in the 1999 consolidated statement of cash flows.

See  Notes  13  and  15  of Notes to Consolidated  Financial
Statements   for   complete   details   of   the   Company's
acquisitions and divestitures during the three-year period ended December 31, 2001.


Impact of Currency Fluctuations and Currency Risk Management

International markets, particularly Europe and Asia, continue in importance to the industry and to the Company. The Company's operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policy restrictions, currency exchange fluctuations, and other factors.

Fluctuations in the value of the U.S. dollar in international markets can have a significant impact on the Company's results of operations. For 2001, approximately 47% of the Company's revenues were derived from customers outside the United States, primarily through subsidiary operations. Most subsidiaries sell to customers and incur and pay operating expenses in local currencies. These local currency revenues and expenses are translated into U.S. dollars for reporting purposes. A stronger U.S. dollar will decrease the level of reported U.S. dollar orders and revenues, decrease the dollar gross margin, and decrease reported dollar operating expenses of the international subsidiaries. The strengthening of the U.S. dollar with respect to the currencies in Europe has had a negative impact on the Company's reported results of operation in all years in the three-year period ended December 31, 2001; however, in 1999, the associated negative impact was partially mitigated by weakening of the dollar in the
Company's Asian markets. The Company estimates that the strengthening of the U.S. dollar in its international markets adversely impacted its results of operations by approximately $.03, $.08, and $.02 per share (basic and diluted) in 2001, 2000, and 1999, respectively. The Company estimates that the result of a uniform 10% strengthening in the value of the dollar relative to the currencies in which the Company's sales are denominated would result in a decrease in earnings of approximately $3 million for the year ended December 31, 2001. Likewise, a uniform 10% weakening in the value of the dollar would result in increased earnings of approximately $3 million. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, exchange rate fluctuations may also affect the volume of sales and foreign currency sales prices. The Company's estimation of the effects of changes in foreign currency exchange rates does not consider potential changes in sales levels or local currency prices. The Company's income statement exposure to currency fluctuations has declined successively over the past three years as the result of declining hardware sales in its international regions. See Note 12 of Notes to Consolidated Financial Statements for a summary of the Company's revenues by geographic area.

The Company conducts business in all major markets outside the United States, but the most significant of these operations with respect to currency risk are located in Europe and Asia. Local currencies are the functional currencies for the Company's European subsidiaries. The U.S. dollar is the functional currency for all other international subsidiaries; however, the Company's Canadian subsidiary changed its functional currency from the U.S. dollar to its local currency in January 2002. See Note 1 of Notes to Consolidated Financial Statements for a description of the Company's policy for managing the currency risks associated with its international operations.

In 2001, 2000, and 1999, the Company incurred net foreign exchange losses from its continuing operations of $1.5 million, $3.9 million, and $1.3 million, respectively. The Company's exchange losses for the past three years have primarily resulted from the strengthening of the U.S. dollar against the Euro, particularly with respect to Euro-denominated intercompany receivables of the U.S. parent company. The 2001 exchange loss also included approximately $715,000 in loss incurred as the result of subsidiary recapitalization. At December 31, 1999, the Company's only outstanding forward exchange contracts related to formalized intercompany loans between the Company's European subsidiaries that were immaterial to the Company's financial position. Effective first quarter 2000, the Company ceased hedging any of its foreign currency risks. At December 31, 2001, the Company had no forward exchange contracts outstanding.

The Company estimates that a uniform 10% strengthening or weakening in the value of the dollar relative to the currencies in which such intercompany receivables and loans are denominated at December 31, 2001, would not result in a significant loss or improvement in earnings. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. The
Company's intercompany receivables have declined as the result of declining sales volumes, reducing the Company's currency exposure with respect to these items.

The Company is exposed to foreign currency risks related to certain financial instruments, primarily foreign currency denominated debt securities held by its European subsidiaries and a long-term mortgage on one of its European facilities. The net effect of a uniform 10% change in exchange rates relative to the currencies in which these financial instruments are denominated would not have a material impact on the Company's results of operations.

Euro Conversion. On January 1, 1999, eleven member countries of the European Monetary Union ("EMU") fixed the conversion rates of their national currencies to a single common currency, the "Euro." In September 2000, and with effect from January 1, 2001, Greece became the twelfth member of the EMU to adopt the Euro. Euro currency began to circulate on January 1, 2002, and the individual national currencies of the participating countries were withdrawn by February 28, 2002. All of the Company's financial systems currently accommodate the Euro and, during 2001, 2000, and 1999, the Company conducted business in Euros with its customers and vendors who chose to do so without encountering significant administrative problems. While the Company continues to evaluate the potential impacts of the common currency, at present it has not identified significant risks related to the Euro and does not anticipate that full Euro conversion in 2002 will have a material impact on its results of operations or financial condition. To date, the conversion to one common currency has not impacted the Company's pricing in European markets.

See  Notes  1  and  5  of  Notes to  Consolidated  Financial
Statements for further information related to management of currency risk.


FOURTH QUARTER 2001

Revenues in fourth quarter were $133.1 million, down 8% from fourth quarter 2000. The Company earned net income of $11.9 million ($.23 per share diluted) for the quarter, compared to net income of $18 million ($.36 per share diluted) in fourth quarter 2000. The revenue decline from the prior-year period was due primarily to a decline in international maintenance revenue and U.S. and international professional services revenue. Despite the decline in revenues, the Company reported income from operations before reorganization charges of $.03 per share diluted, compared to a loss from operations of $.06 per share diluted for fourth quarter 2000. The impact of the revenue decline was offset by an increase of approximately $4.2 million in gross margin (from 39% of total revenues in 2000 to 46% in 2001) primarily from increased software content in the product mix and a 17% decline in cost of revenues. Operating expenses were basically flat with the fourth quarter 2000 level. Fourth quarter 2001 operating results were increased by gains on sales of assets of $5.9 million ($.11 per share diluted), primarily related to additional purchase price consideration on the sale of the Company's civil, plotting, and raster product lines to BSI, and other non-operating income of $3.9 million for settlement of the Micrografx convertible debenture and $1.7 million for the sale of the Mentor Graphics warrant. Fourth quarter 2000 operating results were reduced by reorganization charges of $5.1 million ($.10 per share diluted) and increased by gains on sales of assets of $30.4 million ($.61 per share diluted), primarily related to the sale of the Company's civil, plotting, and raster product lines to BSI and additional purchase price consideration earned in connection with the third quarter 2000 sale of the Company's graphics accelerator division to 3Dlabs.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," requiring companies to account for all business combinations using the purchase method. This statement became effective for the Company in the third quarter of 2001 and relates to all business combinations initiated after June 30, 2001, or acquisitions dated July 1, 2001, or later. This statement did not have an impact on the Company's consolidated operating results or financial position for 2001 as the Company did not engage in any business combinations or acquisitions after its effective date.

In June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," requiring companies to test goodwill and intangible assets with indefinite useful lives at least annually for impairment, and to continue amortization of intangible assets with finite useful lives over the useful lives, but without the restraint of an arbitrary ceiling. The statement also requires disclosure of carrying values of goodwill (by aggregate and reportable segment), carrying amounts of intangible assets by major intangible asset class for those subject to amortization and those not subject to amortization, and the estimated intangible asset amortization expense for the next five years. This statement will become effective for the Company in first quarter 2002, and will be applied to all goodwill and intangible assets recognized in the financial statements at that date. Any impairment losses arising due to the initial application of this statement will be reported as resulting from a change in accounting principle. The Company currently reviews all goodwill and intangible assets on a monthly basis and does not expect the adoption of this statement to have a significant impact on the Company's consolidated operating results or financial position.

In August 2001, FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement provides guidance on the accounting for long-lived assets to be held and used, and those to be disposed of by sale and other than by sale. Goodwill has been removed from the scope of this statement and is now addressed in SFAS 142 (discussed above). This statement will become effective for the Company in the first quarter of 2002. The provisions of this statement are to be applied prospectively. At December 31, 2001, and 2000, the Company had no goodwill recorded. The Company currently reviews long-lived assets on a monthly basis and does not expect the adoption of this statement to have a significant impact on the Company's consolidated operating results or financial position.


CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are disclosed in Note 1 of Notes to Consolidated Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires that management use judgments to make estimates and assumptions that affect the amounts reported in the financial statements. As a result, there is some risk that reported financial results could have been materially different had different methods, assumptions, and estimates been used.

The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity as used in the preparation of its consolidated financial statements.


Revenue Recognition

IGS, IMGS, and IPS derive a significant portion of their revenue from contracts accounted for by the percentage-of-completion method with contractual terms generally fixed. The Company regularly reviews its progress on these contracts and reviews the estimated costs of fulfilling its obligations. If the Company does not accurately estimate the resources required or the scope of the work to be performed, or does not manage these contracts properly within the planned periods of time or satisfy its obligations under the contracts, then future revenue and margins may be significantly and negatively affected, or losses on existing contracts may need to be recognized. Any resulting reductions in revenues, margins or contract losses could be material to the Company's results of operations.


Capitalized Software

The Company capitalizes certain costs incurred after the technological feasibility of new software products has been established and amortizes those costs against the revenues later generated by those products. Though the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that, for any given product, revenues will not materialize in amounts anticipated due to industry conditions that include intense price and performance competition, or that product lives will be reduced due to shorter product cycles. Should these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on the Company's systems margin and results of operations. During 2001 and 2000, the Company assessed projects in process and associated costs capitalized for any net realizable value concerns. Based on this assessment, the Company decided to cease further capitalization and increase product development expense by $8.6 million and $3.9 million in 2001 and 2000, respectively, related to these projects such that current capitalized costs would be at net realizable value.


Deferred Taxes

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.


Investment in Debt and Equity Securities

The Company holds minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and have highly volatile share prices, and some of which are in non-publicly traded companies whose value is difficult to determine. The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.


Bad Debt Reserves

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition  of  the Company's customers were to  deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.


Inventory

The Company regularly estimates the degree of technological obsolescence in its inventories and provides inventory reserves on that basis. Though the Company believes it has adequately provided for any such declines in inventory value to date, any unanticipated change in technology could significantly affect the value of the Company's inventories and thereby adversely affect gross margins and results of operations. In addition, an inability of the Company to accurately forecast its inventory needs related to its warranty and maintenance obligations could adversely affect gross margin and results of operations.



INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------
December 31,                                  2001        2000
-------------------------------------------------------------------

(In  thousands  except share  and  per
share amounts)

Assets
    Cash and cash equivalents              $ 99,773     $119,848
    Short-term investments                   11,035          ---
-------------------------------------------------------------------
       Total cash and short-term
        investments                         110,808      119,848
    Accounts receivable, net                158,873      178,862
    Inventories, net                         24,125       25,290
    Other current assets                     32,687       53,475
-------------------------------------------------------------------
       Total current assets                 326,493      377,475
    Investments in affiliates                20,654       14,262
    Capitalized software development
     costs                                   24,209       23,871
    Other assets                             34,680       42,971
    Property, plant, and equipment, net      51,974       56,329
-------------------------------------------------------------------
       Total Assets                        $458,010     $514,908
===================================================================

Liabilities and Shareholders' Equity
    Trade accounts payable                 $ 22,897     $ 35,224
    Accrued compensation                     31,693       33,257
    Other accrued expenses                   43,765       61,591
    Billings in excess of sales              37,968       46,603
    Income taxes payable                      9,913       10,984
    Short-term  debt and  current
     maturities of long-term debt             2,619        5,765
-------------------------------------------------------------------
       Total current liabilities            148,855      193,424
-------------------------------------------------------------------
    Deferred income taxes                     2,573        6,604
    Long-term debt                            1,114       25,265
    Other noncurrent liabilities              2,729        4,612
-------------------------------------------------------------------
       Total noncurrent liabilities           6,416       36,481
-------------------------------------------------------------------
    Minority interest in consolidated
     subsidiaries                             7,526        7,003
-------------------------------------------------------------------
    Shareholders' equity:
     Common stock, par value $.10
      per share -- 100,000,000 shares
      authorized; 57,361,362 shares
      issued                                  5,736        5,736
     Additional paid-in capital             210,748      214,079
     Retained earnings                      208,268      188,326
     Accumulated other
      comprehensive loss                    (20,603)     (15,931)
-------------------------------------------------------------------
                                            404,149      392,210

     Less - cost of 7,539,419
      treasury shares at December 31, 2001,
      and 7,836,452 treasury shares at
      December 31, 2000                    (108,936)    (114,210)
-------------------------------------------------------------------
       Total shareholders' equity           295,213      278,000
-------------------------------------------------------------------
       Total   Liabilities and
        Shareholders' Equity               $458,010     $514,908
===================================================================

The accompanying notes are an integral part of these consolidated financial statements.




INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

-------------------------------------------------------------------------------
Year Ended December 31,                       2001        2000        1999
-------------------------------------------------------------------------------
(In   thousands  except  per   share
amounts)

Revenues
  Systems                                  $301,483     $426,791   $623,451
  Maintenance                               125,305      160,456    186,766
  Services                                  105,273      103,207    104,663
-------------------------------------------------------------------------------
    Total revenues                          532,061      690,454    914,880
-------------------------------------------------------------------------------
Cost of revenues
  Systems                                   153,790      266,147    436,254
  Maintenance                                66,367       87,793    100,823
  Services                                   78,578       84,237     87,868
-------------------------------------------------------------------------------
    Total cost of revenues                  298,735      438,177    624,945
-------------------------------------------------------------------------------
    Gross profit                            233,326      252,277    289,935

Product development                          53,892       56,319     62,638
Sales and marketing                          96,258      118,402    169,805
General and administrative                   75,473       92,699    109,336
Reorganization charges (credit)                (384)       8,498     15,596
-------------------------------------------------------------------------------
    Income (loss) from operations             8,087      (23,641)   (67,440)

Gains on sales of assets                     11,243       49,546     13,223
Arbitration settlement                          ---          ---     (8,562)
Interest expense                             (1,793)      (4,031)    (5,663)
Other income (expense),  net                 11,381       (2,648)    (4,016)
-------------------------------------------------------------------------------
    Income (loss) from  continuing
     operations before income  taxes
     and  minority interest                  28,918       19,226    (72,458)

Income tax expense                           (8,500)      (6,600)    (5,500)
-------------------------------------------------------------------------------
    Income (loss) from continuing
     operations before minority interest     20,418       12,626    (77,958)

Minority interest in earnings of
 consolidated subsidiaries                     (476)      (2,531)      (603)
-------------------------------------------------------------------------------
    Income (loss) from continuing
     operations                              19,942       10,095    (78,561)

Gain on sale of discontinued
 operation, net of income taxes                 ---          ---     14,384
Loss  from  discontinued  operation,
 net of income taxes                            ---          ---     (7,400)
-------------------------------------------------------------------------------
    Net income (loss)                     $ 19,942      $ 10,095   $(71,577)
===============================================================================

    Income (loss) per share - basic

      Continuing operations               $    .40      $    .20   $  (1.60)
      Discontinued operation                   ---           ---        .14
-------------------------------------------------------------------------------
        Net income (loss) per share       $    .40      $    .20   $  (1.46)
-------------------------------------------------------------------------------
    Income (loss) per share - diluted

      Continuing operations               $    .39      $    .20   $  (1.60)
      Discontinued operation                   ---           ---        .14
-------------------------------------------------------------------------------
        Net income (loss) per share       $    .39      $    .20   $  (1.46)
===============================================================================
Weighted average shares
  outstanding - basic                       49,578        49,368     48,906
              - diluted
                                            51,620        49,855     48,906
===============================================================================

The accompanying notes are an integral part of these consolidated financial statements.



INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

-------------------------------------------------------------------------------
Year Ended December 31,                      2001          2000       1999
-------------------------------------------------------------------------------
(In thousands)

Cash Provided By (Used For):
Operating Activities
  Net income (loss)                       $ 19,942      $ 10,095   $(71,577)
  Adjustments to reconcile net
   income (loss) to net cash
   provided by (used for) operating
   activities:
    Depreciation                            11,917        14,980     21,228
    Amortization                            14,307        18,906     26,878
    Non-cash portion of arbitration
     settlement                                ---           ---      3,530
    Non-cash portion of reorganization
     charges                                   ---         5,696      9,614
    Write-down of convertible debenture        ---         5,000        ---
    Gains on sales of assets               (11,243)      (49,546)   (27,607)
    Net changes in current assets and
     liabilities                           (10,454)       36,115     28,253
-------------------------------------------------------------------------------
    Net cash provided by (used for)
     operating activities                   24,469        41,246     (9,681)
-------------------------------------------------------------------------------

Investing Activities
  Net proceeds from sales of assets         12,734        38,362     54,056
  Contributions from minority interest
   partner                                     ---           ---     11,732
  Purchases of property, plant,
   and equipment                            (9,675)       (7,244)   (10,221)
  Purchases of short-term investments      (11,035)          ---        ---
  Capitalized software development costs    (4,827)      (10,829)   (20,656)
  Capitalized internal use software costs   (1,973)       (1,057)    (5,875)
  Business acquisition, net of cash
   acquired                                 (2,904)          ---        ---
  Other                                        148        (3,349)    (3,579)
-------------------------------------------------------------------------------
    Net cash provided by (used for)
     investing activities                  (17,532)       15,883     25,457
-------------------------------------------------------------------------------

Financing Activities
  Gross borrowings                           1,653           ---        ---
  Debt repayment                           (28,518)      (23,368)   (23,605)
  Treasury stock repurchase                 (1,875)          ---        ---
  Proceeds of employee stock purchases
   and exercises of stock options            3,818         1,630      2,612
-------------------------------------------------------------------------------
    Net cash used for financing
     activities                            (24,922)      (21,738)   (20,993)
-------------------------------------------------------------------------------
Effect of exchange rate changes on cash     (2,090)       (4,056)    (1,743)
-------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
 equivalents                               (20,075)       31,335     (6,960)
Cash and cash equivalents at beginning
 of year                                   119,848        88,513     95,473
-------------------------------------------------------------------------------
Cash and cash equivalents at end of year  $ 99,773      $119,848   $ 88,513
===============================================================================

The accompanying notes are an integral part of these consolidated financial statements.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

----------------------------------------------------------------------------------------------------------------------
                                                                              Accumulated
                                                        Additional               Other                   Total
                                                 Common  Paid-in    Retained Comprehensive  Treasury  Shareholders'
                                                 Stock   Capital    Earnings  Income (Loss)   Stock      Equity
----------------------------------------------------------------------------------------------------------------------
(In thousands except share amounts)

  Balance at January 1, 1999                    $5,736   $222,705   $249,808   $  4,161    $(127,078)   $355,332

Comprehensive loss:
  Net loss                                         ---        ---    (71,577)       ---          ---     (71,577)
  Other comprehensive loss:
     Foreign currency translation adjustments      ---        ---        ---     (9,340)         ---         ---
      Less: Net translation gain realized
       upon sales of subsidiaries                  ---        ---        ---       (327)         ---         ---
                                                                                   -----
      Net foreign currency translation
       adjustments                                 ---        ---        ---     (9,667)         ---      (9,667)
                                                                                 -------                  =======
Comprehensive loss                                 ---        ---        ---        ---          ---     (81,244)
                                                                                                         ========
Issuance of 557,713 shares under employee stock
 purchase plan                                     ---     (5,539)       ---        ---        8,130       2,591
Issuance of 16,750 shares upon exercise of stock
 options                                           ---       (223)       ---        ---          244          21
----------------------------------------------------------------------------------------------------------------------
  Balance at December 31, 1999                   5,736    216,943    178,231     (5,506)    (118,704)    276,700

Comprehensive income (loss):
  Net income                                       ---        ---     10,095        ---          ---      10,095
  Other comprehensive loss:
     Foreign currency translation adjustments      ---        ---        ---     (2,738)         ---         ---
     Less: Net translation loss realized upon
      liquidation of subsidiary                    ---        ---        ---        252          ---         ---
                                                                                   -----
     Net foreign currency translation
      adjustments                                  ---        ---        ---     (2,486)         ---      (2,486)
     Net unrealized holding losses on
      investments                                  ---        ---        ---     (7,939)         ---      (7,939)
                                                                                                          -------
Comprehensive loss                                 ---        ---        ---        ---          ---        (330)
                                                                                                            =====
Issuance of 305,447 shares under employee stock
 purchase plan                                     ---     (2,839)       ---        ---        4,452       1,613
Issuance of 3,250 shares upon exercise of stock
 options                                           ---        (25)       ---        ---           42          17
----------------------------------------------------------------------------------------------------------------------
  Balance at December 31, 2000                   5,736    214,079    188,326    (15,931)    (114,210)    278,000

Comprehensive income (loss):
  Net income                                       ---        ---     19,942        ---          ---      19,942
  Other comprehensive loss:
     Foreign currency translation
      adjustments                                  ---        ---        ---     (1,385)         ---      (1,385)
     Net unrealized holding losses on
      investments                                  ---        ---        ---     (3,287)         ---      (3,287)
                                                                                                          -------
Comprehensive income                               ---        ---        ---        ---          ---      15,270
                                                                                                          ======
Repurchase of 195,000 shares of treasury stock     ---        ---        ---        ---       (1,875)     (1,875)
Issuance of 147,478 shares under employee stock
 purchase plan                                     ---       (746)       ---        ---        2,143       1,397
Issuance of 344,555 shares upon exercise of stock
 options                                           ---     (2,585)       ---        ---        5,006       2,421
----------------------------------------------------------------------------------------------------------------------
  Balance at December 31, 2001                  $5,736   $210,748   $208,268   $(20,603)   $(108,936)   $295,213
======================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


INTERGRAPH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of Intergraph Corporation and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. As discussed in Note 4, the Company sold its VeriBest, Inc. business segment on October 31, 1999, and accordingly its operating results have been removed from continuing operations and reported as discontinued operations for all periods presented through the date of sale.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the amounts reported in the financial statements and determine whether contingent assets and liabilities, if any, are disclosed in the financial statements. The ultimate resolution of issues requiring these estimates and assumptions could differ significantly from the resolution currently anticipated by management and on which the financial statements are based.

The Company's continuing operations are divided into five separate business segments for operational and management purposes: Intergraph Government Solutions ("IGS"), Intergraph Mapping and GIS Solutions ("IMGS"), Intergraph Process, Power & Offshore ("PP&O"), Intergraph Public Safety, Inc. ("IPS"), and Z/I Imaging Corporation ("Z/I Imaging"). See Note 12 for a description of these business segments.

The  Company's  products  are sold  worldwide,  with  United
States and European revenues representing approximately  81%
of total revenues for 2001.

Cash Equivalents and Short-Term Investments: The Company's excess funds are generally invested in short-term, highly liquid, interest-bearing securities, which may include short-term municipal bonds, time deposits, money market preferred stocks, commercial paper, and U.S. government securities. The Company generally limits the amount of credit exposure from any single issuer of securities. Cash equivalents and short-term investments are stated at fair market value based
on   quoted   market  prices.   For  purposes  of  financial
statement presentation, investments with original maturities
of   three  months  or  less  are  considered  to  be   cash
equivalents,  and  investments with original  maturities  of
greater  than  three  months  but  less  than  a  year   are
considered to be short-term investments.

The Company's investments in debt securities are valued at fair market value with any unrealized holding gains and losses reported as a component of "Accumulated other comprehensive loss" in the consolidated balance sheets. At December 31, 2001, and 2000, the Company held various debt securities maturing within three months or less with fair market values of approximately $37,300,000 and $63,000,000, respectively. Gross realized gains and losses on debt securities sold during the three-year period ended December 31, 2001, were not significant, and there were no unrealized holding gains or losses on debt securities at December 31, 2001, or 2000.

The Company's December 31, 2001, consolidated cash balance includes approximately $10,638,000 held by Z/I Imaging, a 60%-owned consolidated subsidiary.

Inventories: Inventories are stated at the lower of average cost or market and are summarized as follows:

------------------------------------------------------------
December 31,                          2001        2000
------------------------------------------------------------
(In thousands)

Raw materials                      $ 7,076     $ 6,124
Work-in-process                      1,952       3,850
Finished goods                       9,245       6,077
Service spares                       5,852       9,239
------------------------------------------------------------
Totals                             $24,125     $25,290
============================================================

Inventories on hand at December 31, 2001, and 2000, relate primarily to continuing specialized hardware assembly activity in the Company's IGS and Z/I Imaging business segments, and to the Company's continuing warranty and maintenance obligations on computer hardware previously sold.

The Company's December 31, 2001, and 2000, raw materials and work-in-process balances have been reclassified to reflect certain parts as raw materials rather than work-in-process. Amounts currently reflected as work-in-process relate primarily to sales contracts accounted for under the percentage-of-completion method.

The Company regularly estimates the degree of technological obsolescence in its inventories and provides inventory reserves on that basis. Though the Company believes it has adequately provided for any such declines in inventory value to date, any unanticipated change in technology could significantly affect the value of the Company's inventories and thereby adversely affect gross margins and results of operations. In addition, an inability of the Company to accurately forecast its inventory needs related to its warranty and maintenance obligations could adversely affect gross margin and results of operations.

Other  Current Assets:  Other current assets  reflected  in
the Company's consolidated balance sheets consist primarily
of  prepaid  expenses, non-trade receivables,  the  current
portion  of notes receivable from sales of various non-core
businesses  and  assets, refundable income taxes,  and  the
Company's net current deferred tax asset.  See Notes 9, 13,
and   15  for  a  discussion  of  significant  transactions
affecting these components in 2001.

Investments in Affiliates: Investments in companies in which the Company believes it has the ability to influence operations or finances are accounted for by the equity method. Investments in companies in which the Company does not exert such influence are accounted for at fair value if such values are readily determinable, and at cost if such values are not readily determinable.

On April 1, 1999, as the result of an arbitration settlement with Bentley Systems, Inc. ("BSI"), the Company's equity ownership in BSI was reduced from approximately 50% to approximately 31%. The Company does not account for its investment in BSI under the equity method due to a lack of significant influence. See Note 13 and "Arbitration Settlement" included in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for further discussion of the Company's arbitration proceeding and business relationship with BSI. The book value of the Company's investment in BSI was approximately $9,190,000 at December 31, 2001, and 2000. The Company is unable to determine the fair value of this investment.

On July 21, 2000, as initial proceeds from the sale of its Intense3D graphics accelerator division, the Company received approximately 3,600,000 of the common shares of
3Dlabs, constituting an equity ownership interest of approximately 19.7%. Approximately fifteen percent of these shares have been placed in escrow to cover any potential claims against the Company by 3Dlabs. On March 29, 2001, the Company received approximately 7,591,000 shares valued at $10 million, increasing its ownership to approximately 37%. These shares have a three-year irrevocable proxy that prevents the Company from having any voting rights; therefore, this investment is not accounted for using the equity method. The Company maintains its investment in 3Dlabs at market value, with any unrealized holding gains or losses recorded as a component of "Accumulated other comprehensive loss" in the consolidated balance sheets. The market value of the Company's investment in 3Dlabs, excluding the shares held in escrow, was approximately $10,641,000 at December 31, 2001. The Company has recorded an unrealized holding loss of approximately $10,607,000 for the decline in market value of this investment from the date of acquisition through December 31, 2001. See Notes 13 and 15 for further information regarding the 3Dlabs transaction.

Capitalized Software Development Costs: Product development costs are charged to expense as incurred; however, the costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are capitalized when technological feasibility of the product has been established. Such capitalized costs are amortized on a straight-line basis over a period of two to three years. Amortization of these capitalized costs, included in "Cost of revenues - Systems" in the consolidated statements of operations, amounted to $4,200,000 in 2001, $9,200,000 in
2000, and $14,600,000 in 1999. Amortization included in discontinued operations amounted to $2,400,000 in 1999.

Although the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that, for any given product, revenues will not materialize in amounts anticipated due to industry conditions that include intense price and performance competition, or that product lives will be reduced due to shorter product cycles. Should either of these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on systems cost of revenues and results of operations. The Company increased product development expenses by $8,646,000 and $3,911,000 in 2001 and 2000, respectively, for costs normally eligible for capitalization due to net realizable value concerns. Accumulated amortization (net of fully amortized projects) in the consolidated balance sheets at December 31, 2001, and 2000, was $8,800,000 and $10,300,000,
respectively.

In October 2000, the Company entered into a research services agreement to develop an advanced, next-generation shipbuilding software product for the design of commercial and military vessels. The agreement allows for two years of cost funding by the customer to bring the software to commercial release. The terms include a 15% escrow of consulting work until release of product to the customer, sliding scale royalty payable to the customer on future sales of software by the Company, and customer commitment to purchase and pay maintenance on a minimum number of software seats. The Company will retain the intellectual property rights of the software. Services revenues and costs related to the agreement totaled approximately $2,848,000 and
$1,906,000,  respectively,  for  2001,  and  $2,002,000  and
$1,600,000,   respectively,   for   2000.    Research    and
development expenses incurred prior to the agreement totaling approximately $9,726,000 were capitalized and are included as a component of "Capitalized software development costs" in the consolidated balance sheets at December 31, 2001, and 2000.

Other  Assets:   Other assets reflected  in  the  Company's
consolidated balance sheets consist primarily of purchased software and the noncurrent portion of notes receivable from sales of various non-core businesses and assets (see
Note 15).

Property,  Plant,  and  Equipment:   Property,  plant,   and
equipment,   summarized   below,   are   stated   at   cost.
Depreciation is provided using the straight-line method over the estimated useful lives described below.

-----------------------------------------------------------
December 31,                            2001         2000
-----------------------------------------------------------
(In thousands)

Land and improvements (15-30 years)   $7,565       $7,464
Buildings and improvements (30 years) 76,010       77,548
Equipment, furniture, and
 fixtures (3-8 years)                 98,870      136,754
-----------------------------------------------------------
                                     182,445      221,766
Allowances for depreciation         (130,471)    (165,437)
-----------------------------------------------------------
Totals                              $51,974      $56,329
===========================================================

Other Noncurrent Liabilities: Other noncurrent liabilities reflected in the Company's consolidated balance sheets consist primarily of a deferred gain on the sale and leaseback of a European office building.

Minority Interest:  Effective October 1, 1999, the  Company
contributed operating and financial assets with a total net
book  value of approximately $5,000,000 (including cash  of
$1,800,000)  to  Z/I  Imaging, a newly  formed  corporation
which  supplies  end-to-end  photogrammetry  solutions  for
front-end   data   collection  to   mapping   related   and
engineering  markets,  in  exchange  for  a  60%  ownership
interest in the new company.  Additionally, Carl Zeiss B.V.
("Zeiss")  contributed assets and liabilities  with  a  net
book  value of approximately $4,000,000 (including cash  of
$11,732,000)  to  the new company in  exchange  for  a  40%
ownership  interest.  During 2001, Zeiss made an additional
contribution  of approximately $119,000 in accordance  with
the   formation  agreement  relating  to  Z/I  GmbH.    Z/I
Imaging's  assets, liabilities, and results  of  operations
are   included  in  the  Company's  consolidated  financial
statements.  Zeiss' minority  interest in the earnings  and
equity  of  this  subsidiary  are  reflected  as  "Minority
interest  in  earnings  of consolidated  subsidiaries"  and
"Minority    interest   in   consolidated    subsidiaries,"
respectively, in the Company's consolidated statements of operations and balance sheets for the periods subsequent to formation of Z/I Imaging. See Note 13 for a discussion of transactions between Z/I Imaging and Zeiss during 2001, 2000, and fourth quarter 1999.

Treasury Stock: Treasury stock is accounted for by the cost method. Treasury stock activity for the three-year period ended December 31, 2001, (consisting of stock option exercises, purchases of stock by employees under the Company's stock purchase plan, and the purchase of shares for the treasury) is presented in the consolidated statements of shareholders' equity.

On October 30, 2000, the Company's Board of Directors (the "Board") approved the purchase of up to $30,000,000 of its outstanding common stock in the open market. The Plan may be suspended at any time after its commencement and will terminate on December 31, 2002. The Company has no obligation to purchase any specific number of shares under the Plan. As of December 31, 2001, the Company had purchased approximately $1,875,000 of its outstanding common stock under this authorization, with the last purchase occurring in 2001.

Treasury stock purchases are restricted by the Company's term loan and revolving credit agreement (see Note 8). The Company has received written consent from its primary lender for purchases of stock under the October 2000 Board authorization.

Revenue Recognition: In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), providing guidance on the recognition, presentation, and disclosure of revenue in financial statements. SAB 101 outlines basic criteria that must be met prior to the recognition of revenue, including persuasive evidence of a sales arrangement, delivery of products and performance of services, a fixed and determinable sales price, and reasonable assurance of collection. For revenue recognition purposes, the Company considers persuasive evidence of a sales arrangement to be receipt of a signed contract or purchase order.

SAB 101 became effective in fourth quarter 2000 for the Company. Upon implementation of SAB 101, the Company changed its method of revenue recognition for certain of its product sales, specifically those for which transfer of title occurs upon delivery to the customer. Historically, the Company has recognized revenues for its systems sales with no significant post-shipment obligations upon shipment to the customer, with any post shipment costs accrued at that time. To comply with the provisions of SAB 101, the Company now recognizes revenues on such sales based upon estimated delivery times, generally less than five days after shipment, for the equipment and/or software shipped. This accounting change did not materially impact the Company's reported revenues and results of operations for the full year 2000.

Revenues on systems sales with significant post-shipment obligations, including the production, modification, or customization of software, are recognized by the percentage-of-completion method, with progress to completion measured on the basis of completion of milestones, labor costs incurred currently versus the total estimated labor cost of performing the contract over its term, or other factors appropriate to the individual contract of sale. The total amount of revenues to be earned under contracts accounted for by the percentage-of-completion method are generally fixed by contractual terms. The Company regularly reviews its progress on these contracts and revises the estimated costs of fulfilling its obligations. Due to uncertainties inherent in the estimation process, it is possible that completion costs will be further revised on some of these contracts, which could delay revenue recognition and decrease the gross margin to be earned. Any losses identified in the review process are recognized in full in the period in which determined.

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

Foreign Currency Exchange and Translation: Local currencies are the functional currencies for the Company's European subsidiaries. The U.S. dollar was the functional currency for all other international subsidiaries in 2001; however, the Company's Canadian subsidiary changed its functional currency from the U.S. dollar to its local currency in January 2002. The Company's exit from the hardware business significantly changed the economic environment in which its Canadian subsidiary operates as most of its cost of sales is no longer primarily in U.S. dollars. The Company expects the effect of the change in functional currency on its financial statements to be insignificant. Foreign currency gains and losses resulting from remeasurement or settlement of receivables and payables denominated in a currency other than the functional currency, together with gains and losses and fees paid in connection with forward exchange contracts, are included in "Other income (expense), net" in the consolidated statements of operations. Net exchange losses from continuing operations totaled $1,500,000 in 2001, $3,900,000 in 2000, and $1,300,000 in 1999. Translation
gains and losses resulting from translation of subsidiaries' financial statements from the functional currency into dollars for U.S. reporting purposes, and foreign currency gains and losses resulting from remeasurement of intercompany advances of a long-term investment nature are included as a component of "Accumulated other comprehensive loss" in the consolidated balance sheets.

Derivative Financial Instruments: In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended), requiring companies to recognize all derivatives as either assets or liabilities on the balance sheet and to measure the instruments at fair value. This statement became effective for the Company in 2001.

The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and on the type of hedging relationship involved. The designations for such derivative instruments, based on the exposure being hedged, are fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Any net results of effective hedging relationships are presented in the income statement line item associated with the hedged item.

At December 31, 2001, and 2000, the Company had no freestanding derivatives, and these amounts were not significant at December 31, 1999. See Note 5 for further details of the Company's derivative financial instruments.

Stock-Based Compensation Plans: The Company maintains a stock purchase plan and two fixed stock option plans for the benefit of its employees and directors. The Company accounts for these plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees."

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

In accordance with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has provided pro forma information reflecting results of operations and earnings (loss) per share had compensation expense been recognized forx employee stock purchases and for stock options granted at or above market value on the date of grant (see Note 10).

Income Taxes: The provision for income taxes includes federal, international, and state income taxes currently payable or refundable and income taxes deferred because of temporary differences between the financial statement and tax bases of assets and liabilities (see Note 9).

Net Income (Loss) Per Share: Basic income (loss) per share is computed using the weighted average number of common shares outstanding. Diluted income (loss) per share is computed using the weighted average number of common and equivalent common shares outstanding. Employee stock options are the Company's only common stock equivalent and are included in the calculation only if dilutive. For the years ended December 31, 2001, and 2000, these dilutive shares were 2,042,000 and 487,000, respectively (see Note
10).

Comprehensive Income (Loss): Comprehensive income (loss) includes net income (loss) as well as all other non-owner changes in equity. With respect to the Company, such non-owner equity items include foreign currency translation adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company's comprehensive income or loss for each year in the three-year period ended December 31, 2001, is displayed in the consolidated statements of shareholders' equity. Accumulated other comprehensive loss at the end of each of these three years consisted of foreign currency translation adjustments, and for December 31, 2001, and 2000, included unrealized holding losses of $3,287,000 and $7,939,000, respectively, on investments primarily related to its common stock holdings of 3Dlabs (see Notes 13 and 15). There was no income tax effect related to the items included in other comprehensive income or loss for any year in the three-year period ended December 31, 2001. See Note 9 for details of the Company's tax position, including its net operating loss carryforwards and policy for reinvestment of subsidiary earnings.

Reclassifications: Certain reclassifications have been made to the previously reported consolidated statements of operations and cash flows for the years ended December 31, 2000, and 1999 to provide comparability with the current year presentation.

NOTE 2 - LITIGATION AND OTHER RISKS AND UNCERTAINTIES

In addition to the items described in Notes 1, 5, 7, 8, 12, and 15, the Company has certain other risks related to its business and economic environment and continues its ongoing litigation with Intel Corporation, as further described in "Litigation and Other Risks and Uncertainties" included in MD&A.

NOTE 3 - REORGANIZATION CHARGES

In 2001, the Company reversed severance liabilities of $384,000 for the 2000 reorganization plan. The Company recorded reorganization charges to continuing results of operations totaling $13,239,000 in 2000 (including inventory write-downs reflected in "Cost of revenues - Systems" and "Cost of revenues - Maintenance" of $4,531,000 and $210,000, respectively) and $22,596,000 in 1999 (including a $7,000,000 inventory write-down recorded as a component of "Cost of revenues - Systems"). For a complete description of these charges, see "Reorganization Charges" included in MD&A.

NOTE 4 - DISCONTINUED OPERATION

On October 31, 1999, the Company sold its VeriBest, Inc. business segment to Mentor Graphics Corporation, a global provider of electronic hardware and software design solutions and consulting services, for approximately $11,000,000, primarily in the form of cash received at closing. The resulting gain on this transaction of $14,384,000 is reflected in "Gain on sale of discontinued
operation, net of income taxes" in the consolidated statement of operations for the year ended December 31, 1999, and in "Gains on sales of assets" in the consolidated statement of cash flows for the same period.

The Company's consolidated statement of operations reflects VeriBest's business as a discontinued operation for the period in 1999 prior to its sale. The discontinued operation has not been presented separately in the consolidated statement of cash flows. Other than its operating loss for the period presented, the discontinued operation did not have a significant impact on the Company's consolidated cash flow or financial position.

Summarized VeriBest financial information for 1999 prior to its sale is presented below. For this presentation, VeriBest's operating and net losses have been adjusted to exclude the impact of intercompany revenue and expense items.

------------------------------------------------------------
Year Ended December 31,                          1999
------------------------------------------------------------
(In thousands)

Revenues from unaffiliated customers           $23,704
Operating loss before reorganization charges    (6,460)
Reorganization charges                            (871)
Net loss                                        (7,400)
============================================================

NOTE 5 - FINANCIAL INSTRUMENTS

Information related to the Company's financial instruments, other than cash equivalents and stock investments in less than 50%-owned companies, is summarized below.

Short- and Long-Term Debt: The balance sheet carrying amounts of the Company's floating rate debt (approximately $3,668,000 at December 31, 2001), primarily its seven-year term loan and revolving credit agreement, and a European mortgage (see Note 8), approximate fair market values since interest rates on the debt adjust periodically to reflect changes in market rates of interest. The Company is exposed to market risk of future increases in interest rates on these loans. The carrying amounts of fixed rate debt approximate fair market values based on current interest rates for debt of the same remaining maturities and character.

Convertible Debenture: As part of the proceeds of the April 1999 sale of its InterCAP subsidiary to Micrografx, Inc. (see Note 15), the Company received a $5,797,000 convertible subordinated debenture due on March 31, 2002. In the fourth quarter of 2000, the Company recorded a $5,000,000 write-down of the value of this debenture due to financial and operational difficulties being experienced by Micrografx. The Company wrote off the remaining $797,000 of the debenture in the first quarter of 2001, to reflect the continuing financial and operational difficulties being experienced by Micrografx. The 2001 and 2000 write-offs are included in "Other income (expense), net" in the 2001 and 2000 consolidated statements of operations, respectively.

On October 31, 2001, Corel Corporation ("Corel"), an Ottawa, Canada-based software company, purchased Micrografx. In order to facilitate this purchase, the Company agreed to accept $3,797,000, plus accrued interest of $485,000, for complete settlement of its convertible subordinated debenture. The $3,797,000, plus accrued interest, is recorded as a component of "Other income (expense), net" in the 2001 consolidated statement of operations.

Stock Warrant: As part of the proceeds of the October 1999 sale of its VeriBest business segment (see Note 4), the Company received a warrant to purchase 500,000 shares of the common stock of Mentor Graphics at a price of $15 per share. The Company sold the warrant to Mentor Graphics for
$2,000,000  in  October  2001.  A  gain  of  $1,700,000  was recognized on the sale and is recorded as a component of "Other income (expense), net" in the 2001 consolidated statement of operations. At December 31, 2000, the Company's $300,000 estimated value of the warrant was included in "Investments in affiliates" in the consolidated balance sheet. This value was determined using the Black-
Scholes option pricing model as of the date of sale of VeriBest.

Forward  Exchange Contracts:  At December  31,  2001,  and
2000, the Company had no forward exchange contracts outstanding. The Company currently is not hedging any of its foreign currency risks.

Interest Rate Swap Agreement: In 1996, the Company entered into an interest rate swap agreement in the principal amount of its Australian term loan agreement. In June 2000, the
Company repaid substantially the entire amount of its Australian term loan and terminated the related interest rate swap agreement. The agreement was for a period of approximately six years, and its expiration date coincided with that of the term loan. Under the agreement, the Company paid a 9.18% fixed rate of interest and received payment based on a variable rate of interest. The weighted average receive rate of the interest rate swap agreement at December 31, 1999, was 5.84% and the fair market value of the agreement on that date was approximately $300,000. This value was determined by obtaining a bank quote, and represented the amount the Company would have paid if it had transferred its obligation under the instrument to a third party on that date. The actual cost to terminate the swap in June 2000 was approximately $160,000. Cash requirements of the agreement were limited to the differential between the fixed rate of interest paid and the variable rate received.


NOTE 6 - SUPPLEMENTARY CASH FLOW INFORMATION

Changes in current assets and liabilities, net of the effects of business acquisitions, divestitures, and reorganization charges, in reconciling net income (loss) to net cash provided by (used for) operations are as follows:


---------------------------------------------------------------
                         Cash Provided By (Used For) Operations
Year Ended December 31,          2001      2000      1999
---------------------------------------------------------------
(In thousands)

(Increase) decrease in:
 Accounts receivable          $ 16,757   $67,134   $47,418
 Inventories                       352     9,837     3,994
 Other current assets            8,287   (2,239)     7,189
Increase (decrease) in:
 Trade accounts payable        (11,690)  (14,470)  (17,194)
 Accrued compensation and
  other accrued expenses       (18,940)  (10,770)  (11,433)
 Income taxes payable            2,425     3,015     1,876
 Billings in excess of
  sales                         (7,645)  (16,392)   (3,597)
---------------------------------------------------------------
Net changes in current
 assets and liabilities       $(10,454)  $36,115   $28,253
===============================================================

Cash payments for income taxes totaled approximately $8,300,000, $8,800,000, and $9,300,000 in 2001, 2000, and
1999, respectively. Cash payments for interest in those years totaled approximately $2,000,000, $4,100,000, and $5,700,000, respectively.

Significant non-cash investing and financing transactions in 2001 included the receipt of common stock with a value of approximately $10,000,000 as additional consideration (and in satisfaction of the receivable included in the December 31, 2000, consolidated balance sheet) for the third quarter 2000 sale of the Company's Intense3D graphics accelerator division, offset by a $2,695,000 unfavorable mark-to-market adjustment. The mark-to-market adjustment is included in "Accumulated other comprehensive loss" in the December 31, 2001, consolidated balance sheet. Also included in 2001 is a $10,100,000 increase to a note receivable as additional consideration for the fourth quarter 2000 sale of its civil, plotting, and raster product lines.

Significant non-cash investing and financing transactions in 2000 included the termination of a long-term lease on one of the Company's facilities. The Company accounted for this lease as a financing lease and, upon termination, long-term debt of $8,300,000 and property, plant, and equipment of $6,500,000 were removed from the Company's books. Also during 2000, the Company's Intense3D graphics accelerator division was sold for initial consideration of $11,248,000 paid in common stock of the acquirer and a receivable of $8,550,000 (included in "Other current assets" in the December 31, 2000, consolidated balance sheet) for additional consideration earned through the end of 2000. During the second half of 2000, a $7,911,000 unfavorable mark-to-market adjustment was recorded on the stock received in this transaction and is included in "Accumulated other comprehensive loss" in the December 31, 2000, consolidated balance sheet. Other significant non-cash investing and financing transactions in 2000 included the sales of product lines and a subsidiary in part for long-term notes receivable totaling approximately $13,700,000.

Investing and financing transactions in 1999 that did not require cash included the acquisition of a business in part for future obligations totaling approximately $3,300,000 and the sale of a subsidiary company in part for a convertible subordinated debenture with an original value of $5,797,000.

See Notes 13 and 15 for further details regarding the Company's acquisitions and divestitures during the three-year period ended December 31, 2001.


NOTE 7 - ACCOUNTS RECEIVABLE

Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. During the three years ended December 31, 2001, the Company experienced no significant losses related to trade receivables from individual customers or from groups of customers in any geographic area.

Revenues from the U.S. government were approximately $143,000,000, $132,400,000, and $149,300,000 in 2001, 2000,
and 1999, respectively, representing approximately 27% of total revenue in 2001, and 19% and 16% of total revenue in 2000 and 1999, respectively. Accounts receivable from the U.S. government totaled approximately $27,700,000 and $28,400,000 at December 31, 2001, and 2000, respectively. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity, and cost-based contracts, and through sales of commercial products not covered by long-term contracts. Approximately 69% of the Company's 2001 federal government revenues was earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is fully anticipated that these contracts will remain in effect through their expiration, the contracts are subject to termination at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

Accounts receivable include unbilled amounts of $50,700,000 and $48,300,000 at December 31, 2001, and 2000,
respectively. These amounts include amounts due under long-term contracts of approximately $33,400,000 and $24,700,000 at December 31, 2001, and 2000, respectively. Accounts receivable also include retainages of approximately $5,075,000 and $4,861,000 at December 31, 2001, and 2000,
respectively.

The  Company maintained reserves for uncollectible accounts,
included   in  "Accounts  receivable"  in  the  consolidated
balance   sheets  at  December  31,  2001,  and   2000,   of
$13,000,000 and $18,200,000, respectively.


NOTE 8 - DEBT AND LEASES

Short- and long-term debt is summarized as follows:

------------------------------------------------------------
December 31,                               2001      2000
------------------------------------------------------------
(In thousands)

Revolving credit agreement
 and term loan                           $  424    $19,344
Australian term loan                        255        278
Long-term mortgages                         826      7,800
Other secured debt                           65      1,417
Short-term credit facilities              2,163      2,191
------------------------------------------------------------
Total debt                                3,733     31,030
Less amounts payable within one year      2,619      5,765
------------------------------------------------------------
Total long-term debt                     $1,114    $25,265
============================================================

In 2001, the Company reduced total debt by $27.3 million. Term debt outstanding at December 31, 2001, matures as follows: approximately $2,619,000 in 2002, $350,000 in 2003, $223,000 in 2004, $130,000 in 2005, $138,000 in 2006,
and $273,000 thereafter.

Under the Company's January 1997 seven-year fixed term loan and revolving credit agreement (as amended), available borrowings are determined by the amounts of eligible assets of the Company (the "borrowing base"), as defined in the agreement, primarily accounts receivable, with maximum availability of $50 million. At December 31, 2001, the borrowing base, representing the maximum available credit under the line, was $50 million, of which $10.9 million was allocated to support the Company's letters of credit. In 2001, the Company paid $17.8 million of the term loan with existing cash balances and proceeds received from the sales of assets. In September 2000, the Company paid $7.1 million of the term loan with proceeds received from the sale of several idle office buildings. At December 31, 2001, the Company had outstanding borrowings of $424,000 under this agreement, the $100,000 term loan portion of which was classified as long-term debt in the consolidated balance sheet. The term loan is due at expiration of the agreement.

Borrowings are secured by a pledge of substantially all of the Company's U.S. assets and certain international receivables. The rate of interest on all borrowings under the agreement is the greater of 6.5% or the Wells Fargo base rate of interest (4.75% at December 31, 2001) plus .125%. There are provisions in the agreement which lower the interest rate upon achievement of sustained profitability by the Company, but only to the minimum interest rate of 6.5%. The average effective rate of interest for 2001 was 7.6% (10% in 2000). The agreement requires the Company to pay a facility fee at an annual rate of .15% of the amount available under the credit line, an unused credit line fee at an annual rate of .20% of the average unused portion of the revolving credit line, a letter of credit fee at an annual rate of .75% of the undrawn amount of all outstanding letters of credit, and a monthly agency fee. An amendment was executed on August 1, 2001, that extends the current agreement until January 2004, allows pay-down of the term loan portion of the line, and lowers the facility to $50 million, which will provide for annual savings of approximately $650,000 to the Company.

The term loan and revolving credit agreement contains certain financial covenants of the Company, including minimum net worth, minimum current ratio, and maximum levels of capital expenditures, and restrictive covenants that limit or prevent various business transactions (including purchases of the Company's stock, dividend payments, mergers, acquisitions of or investments in other businesses, and disposal of assets including individual businesses, subsidiaries, and divisions) and limit or prevent certain other business changes without approval. The Company's net worth covenant was increased to $250 million, effective August 1, 2001.

The Company has a long-term mortgage on its office building in the United Kingdom, payable in monthly installments through December 2009. The outstanding principal on the mortgage was $826,000 at December 31, 2001 ($7,800,000 at
December 31, 2000). The mortgage bears interest at the United Kingdom base rate plus 1%. Rates paid on this mortgage ranged from 5% to 7% in 2001 (6.5% to 7% in 2000).

See Note 5 for discussion of the fair values of the Company's debt.

The Company leases various property, plant, and equipment under operating leases as lessee. Rental expense for operating leases was approximately $18,298,000 in 2001, $21,600,000 in 2000, and $25,100,000 in 1999. Subleases and
contingent rentals are not significant. Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more are as follows:

------------------------------------------------------------
                                         Operating
                                    Lease Commitments
------------------------------------------------------------
(In thousands)

2002                                     $12,197
2003                                       8,788
2004                                       5,758
2005                                       4,215
2006                                       3,640
Thereafter                                23,822
------------------------------------------------------------
Total future minimum lease payments      $58,420
============================================================


NOTE 9 - INCOME TAXES

The components of income (loss) from continuing operations before income taxes and minority interest are as follows:

-----------------------------------------------------------------
Year Ended December 31,                2001      2000     1999
-----------------------------------------------------------------
(In thousands)

U.S.                                 $18,010   $14,138  $(67,733)
International                         10,908     5,088    (4,725)
-----------------------------------------------------------------
Income (loss) from continuing
 operations before income taxes
 and minority interest               $28,918   $19,226  $(72,458)
=================================================================
Income tax benefit (expense) from continuing operations
consists of the following:
-----------------------------------------------------------------
Year Ended December 31,                2001      2000     1999
-----------------------------------------------------------------
(In thousands)

Current benefit (expense):
 Federal                            $(2,008)  $(3,330)  $(1,233)
 State                                 (387)     (597)     (273)
 International                       (6,028)   (3,430)   (4,128)
-----------------------------------------------------------------
  Total current                      (8,423)   (7,357)   (5,634)
-----------------------------------------------------------------
Deferred benefit (expense):
 Federal                               (103)      389       163
 State                                   (9)       38        16
 International                           35       330       (45)
-----------------------------------------------------------------
  Total deferred                        (77)      757       134
-----------------------------------------------------------------
Total income tax expense            $(8,500)  $(6,600)  $(5,500)
=================================================================

Deferred income taxes included in the Company's consolidated balance sheets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax return purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

-----------------------------------------------------------------
December 31,                           2001            2000
-----------------------------------------------------------------
(In thousands)

Current Deferred Tax Assets
 (Liabilities):
   Inventory reserves                $ 5,310        $ 17,218
   Vacation pay and other
    employee benefit accruals          5,619           4,996
   Other financial statement reserves,
    primarily allowances for doubtful
     accounts and warranty             9,801          15,790
   Profit on uncompleted sales
    contracts                         (1,220)            754
   Other current tax assets and
    liabilities, net                     261             507
-----------------------------------------------------------------
                                      19,771          39,265
 Less asset valuation allowance      (16,742)        (32,127)
-----------------------------------------------------------------
 Total net current asset(1)            3,029           7,138
-----------------------------------------------------------------
Noncurrent Deferred Tax Assets
 (Liabilities):
   Net operating loss and tax
    credit carryforwards:
     U.S. federal and state           86,096          58,297
     International operations         19,955          27,963
   Depreciation                       (5,595)         (5,530)
   Capitalized software
    development costs                 (8,173)         (7,628)
   Other noncurrent tax assets and
    liabilities, net                    (191)         (2,478)
----------------------------------------------------------------
                                      92,092          70,624
 Less asset valuation allowance      (94,665)        (77,228)
----------------------------------------------------------------
 Total net noncurrent liability       (2,573)         (6,604)
----------------------------------------------------------------
Net deferred tax asset (liability)   $   456        $    534
================================================================

  (1) Included in "Other current assets" in the consolidated balance sheets.

The valuation allowance for deferred tax assets, which consists primarily of reserves against the tax benefit of net operating loss carryforwards, increased by $2,052,000 in 2001 due to decreases in deferred tax assets of $17,739,000 arising from changes in deductible temporary differences, and by increases of $19,791,000 in the benefit from net operating loss carryforwards. If realized, these reserved tax benefits will be applied to reduce income tax expense in the year of realization.

Net operating loss carryforwards are available to offset future earnings within the time periods specified by law. At December 31, 2001, the Company had a U.S. federal net operating loss carryforward of approximately $205,596,000 expiring from 2009 through 2021. International net operating loss carryforwards total approximately $60,000,000 and expire as follows:


------------------------------------------------------------
                                        International
                                     Net Operating Loss
December 31, 2001                       Carryforwards
------------------------------------------------------------
(In thousands)

Expiration:
3 years or less                           $14,000
4 to 5 years                                6,000
6 to 10 years                               1,400
Unlimited carryforward                     38,600
------------------------------------------------------------
Total                                     $60,000
============================================================

Additionally, the Company has $2,400,000 of U.S. alternative minimum tax credit carryforward which has no expiration date. U.S. research and development tax credit carryforwards of $7,800,000 are available to offset regular tax liability through 2012.

A reconciliation from income tax benefit (expense) at the U.S. federal statutory tax rate of 35% to the Company's income tax expense from continuing operations is presented below. There was no material income tax benefit or expense related to the Company's discontinued operation.

---------------------------------------------------------------
Year Ended December 31,              2001       2000      1999
---------------------------------------------------------------
(In thousands)

Income tax benefit (expense) at
 federal statutory rate           $(10,121)  $(6,729)   $25,360
Tax effects of international
 operations, net                    (1,844)   (5,667)   (10,417)
Tax effect of U.S. tax loss
 carried forward                     2,619     8,056    (20,607)
Prior year taxes                       ---      (311)      (762)
Other, net                             846    (1,949)       926
----------------------------------------------------------------
Income tax expense                $ (8,500)  $(6,600)   $(5,500)
================================================================

The Company does not provide for federal income taxes or tax benefits on the undistributed earnings or losses of its international subsidiaries because earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. At December 31, 2001, the Company had not provided federal income taxes on earnings of individual international subsidiaries of approximately $33,500,000. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in various international jurisdictions. Determination of the related amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $2,100,000 would be payable if all previously unremitted earnings as of December 31, 2001, were remitted to the U.S. company.


NOTE 10 - STOCK-BASED COMPENSATION PLANS

The Intergraph Corporation 1997 Stock Option Plan was approved by shareholders in May 1997. Under this plan, the Company reserved a total of 5,000,000 shares of common stock to grant as options to key employees. Options may be granted at exercise prices which are equal to, less than, or greater than the fair market value of the Company's stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options first become exercisable two years from the date of grant and vest at a rate of 25% per year from that point, with full vesting on the fifth anniversary date of the grant. Options to purchase 245,000, 2,770,000, and 216,000 shares of the
Company's common stock were granted in 2001, 2000, and 1999, respectively, under this plan. At December 31, 2001, 541,562 shares were available for future grants.

The Intergraph Corporation Nonemployee Director Stock Option Plan was approved by shareholders in May 1998. The Company has reserved a total of 250,000 shares of common stock to grant as options under this plan. The exercise price of each option granted is the fair market value of the Company's stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options first become exercisable one year from the date of grant and vest at a rate of 33% per year from that point, with full vesting on the third anniversary date of the grant. Upon approval of this plan, members of the Board who were not otherwise employed by the Company were granted options to purchase 3,000 shares of the Company's common stock. Any new non-employee director is similarly granted an option to purchase 3,000 shares of common stock upon his or her first election to the Board. At each annual meeting of shareholders, each non-employee director re-elected to the Board is granted an option to purchase an additional 1,500 shares of the Company's common stock. Options to purchase 9,000, 9,000, and 4,500 shares of the Company's common stock were granted in 2001, 2000, and 1999, respectively, under this plan. At December 31, 2001, 215,500 shares were available for future grants.

Under the 2000 Intergraph Corporation Employee Stock Purchase Plan, 3,000,000 shares of common stock were made available for purchase through a series of five consecutive annual offerings each June beginning June 1, 2000. In order to purchase stock, each participant may have up to 10% of his or her pay (not to exceed $25,000 in any offering period) withheld through payroll deductions. All full-time employees of the Company are eligible to participate. The purchase price of each share is 85% of the closing market price of the Company's common stock on the last pay date of each calendar month. Employees purchased 147,478, 305,447, and 557,713 shares of stock in 2001, 2000, and 1999,
respectively,  under  the 2000 and  predecessor  plans.   At
December 31, 2001, 2,686,169 shares were available for future purchases.

As allowed under the provisions of SFAS 123, the Company has elected to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock-based plans. Accordingly, the Company has recognized no compensation expense for these plans during the three-year period ended December 31, 2001. Had the Company accounted for its stock-based compensation plans based on the fair value of awards at grant date consistent with the methodology of SFAS 123, the Company's reported net income (loss) and income (loss) per share for each of the three years would have been impacted as indicated below. The effects of applying SFAS 123 on a pro forma basis for the three-year period ended December 31, 2001, are not likely to be representative of the effects on reported pro forma net income (loss) for future years as options vest over several years and as it is anticipated that additional grants will be made in future years.

---------------------------------------------------------------
Year Ended December 31,              2001      2000      1999
---------------------------------------------------------------
(In thousands except per share amounts)

Net income (loss)    As reported   $19,942   $10,095  $(71,577)
                     Pro forma      16,624     7,400   (74,018)

Diluted income (loss)
 per share           As reported       .39       .20     (1.46)
                     Pro forma         .32       .15     (1.51)
===============================================================

Under the methodology of SFAS 123, the fair value of the Company's fixed stock options was estimated at the date of grant using the Black-Scholes option pricing model. The multiple option approach was used, with assumptions for expected option life of 1.09 years after vest date in 2001 (1.38 years in 2000 and 1999) and 73% expected volatility for the market price of the Company's stock in 2001 (60% in 2000 and 48% in 1999). Dividend yield is excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations. Risk-free rates of return were determined separately for each of the serial vesting periods of the options and ranged from 3.32% to 4.57% in 2001, 6.03% to 6.37% in 2000, and 5.64% to 6.07% in
1999.

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

The weighted average grant date fair values of options granted to employees under the 1997 and Nonemployee Director stock option plans during 2001, 2000, and 1999 were $6.92, $3.14, and $2.49, respectively. During 2001, options were granted under these plans at exercise prices equal to the market value of the Company's stock on the date of grant.

Activity in the Company's fixed stock option plans for each year in the three-year period ended December 31, 2001, is summarized as follows:

-----------------------------------------------------------------------------
                             2001              2000               1999
                        --------------    --------------     --------------
                               Weighted          Weighted           Weighted
                                Average           Average            Average
                               Exercise          Exercise           Exercise
                        Shares   Price    Shares   Price     Shares   Price
----------------------------------------------------------------------------
Outstanding at beginning
 of year              5,453,510  $6.29  3,550,296  $7.46   3,587,173 $ 7.63
Granted:
  Price equal to
   market value         254,000  11.81  2,744,000   5.57     220,500   5.17
  Price less than
   market value             ---    ---     25,000   5.56         ---    ---
  Price greater than
   market value             ---    ---     10,000   5.56         ---    ---
Exercised              (344,555)  6.85     (3,250)  5.38     (16,750)  1.27
Forfeited              (727,562)  6.85   (872,536)  8.77    (240,627)  8.34
----------------------------------------------------------------------------
Outstanding at end of
 year                 4,635,393  $6.44  5,453,510  $6.29   3,550,296 $ 7.46
============================================================================
Exercisable at end of
 year                 1,112,337  $7.88  1,223,023  $8.62   1,044,111 $10.22
============================================================================

Further information relating to stock options outstanding at December 31, 2001, is as follows:

-----------------------------------------------------------------------------------------
                               Options Outstanding                  Options Exercisable
                      ---------------------------------------     -----------------------
                             Weighted Average     Weighted                   Weighted
  Range of                      Remaining          Average                    Average
Exercise Prices       Number  Contractual Life   Exercise Price    Number  Exercise Price
-----------------------------------------------------------------------------------------

$ 5.063 to $ 5.813    3,685,960   7.88 years           $5.49         509,210    $ 5.37
  5.875 to   9.000      314,183   5.54 years            7.77         208,127      8.06
  9.250 to  14.000      635,250   5.87 years           11.31         395,000     11.00
-----------------------------------------------------------------------------------------
                      4,635,393   7.45 years           $6.44       1,112,337    $ 7.88
=========================================================================================


Options exercised during 1999 with a weighted average exercise price of $1.27 per share were granted in 1995 as the result of a business acquisition in which the Company assumed the total shares and price obligations under the acquired company's stock option plans. As of December 31, 1999, all of the options assumed as a result of this business acquisition were either exercised or cancelled.


NOTE 11 - EMPLOYEE BENEFIT PLANS

The Intergraph Corporation Stock Bonus Plan was established in 1975 to provide retirement benefits to substantially all U.S. employees. Effective January 1, 1987, the Company amended the Plan to qualify it as an employee stock ownership plan (ESOP). The Company made contributions to the Plan in amounts determined at the discretion of the Board, and the contributions were funded with Company stock. Amounts were allocated to the accounts of participants based on compensation. Benefits are payable to participants subject to the vesting provisions of the Plan. The Company has not made a contribution to the Plan since 1992.

On December 5, 2000, the Board resolved to terminate the Stock Bonus Plan effective for the plan year ending December 31, 2000, and to amend the SavingsPlus Plan to permit the Company to make discretionary profit sharing contributions to it. As part of the termination process, the Company applied to the Internal Revenue Service ("IRS") and the SEC in April 2001 for determination of the Stock Bonus Plan's tax qualified status on termination, and for confirmation that the special stock buy-back provisions comply with federal securities laws. In November 2001, the Company was contacted by the IRS and the SEC requesting additional information in order to complete their reviews, and the Company has responded to those requests. Upon receipt of favorable responses from the IRS and SEC, each Plan participant will be entitled to receive a lump sum distribution of his or her account balance (subject to income tax liability and withholdings), or to rollover the account balance into an Individual Retirement Account or other qualified plan. As of December 31, 2001, there were 9,471 participants with account balances in the Stock Bonus Plan, with ownership of approximately 4,593,000 shares of Intergraph common stock.

In 1990, the Company established the Intergraph Corporation SavingsPlus Plan, an employee savings plan qualified under
Section 401(k) of the Internal Revenue Code, covering substantially all U.S. employees. As of January 1, 2002, employees may elect to contribute up to 25% of their compensation to the Plan. In 2001, the limit was 15%. The Company matches 50% of employee contributions up to 6% of each employee's compensation. Cash contributions by the
Company to the Plan were $2,584,000, $3,382,000, and $4,143,000 in 2001, 2000, and 1999, respectively.

The Company maintains various retirement benefit plans for the employees of its international subsidiaries, primarily defined contribution plans that cover substantially all employees. Contributions to the plans are made in cash and are allocated to the accounts of participants based on compensation. Benefits are payable based on vesting provisions contained in each plan. The Company's contributions to these plans totaled approximately $2,988,000, $2,400,000, and $2,900,000 in 2001, 2000, and
1999, respectively.


NOTE 12 - SEGMENT INFORMATION

The year 2000 was a transitional year for the Company, during which it focused its efforts on organizing the Company into five business segments. The Company substantially completed the U.S. portion of this process in third quarter 2000, and the international portion was completed in the first quarter of 2001. The segment presentation below provides business segment information based on the Company's new business structure for 2001 and 2000. Segment information is also presented based on the Company's previous segment structure for 2000 and 1999. The Company is unable to restate current year data into the previous segment structure and 1999 data into the current segment structure to provide comparability, as this would be impracticable, and would involve excessive cost and require extensive estimations. One segment, Z/I Imaging, did not change as a result of the new structure. Information reported for previous years is comparable to the new presentation, though 1999 includes only three months of activity for Z/I Imaging as the subsidiary was formed on October 1, 1999.

The Company's reportable segments are strategic business units which are organized by the types of products sold and the specific markets served. The Company evaluates performance of the business segments based on revenue and income (loss) from operations. The accounting policies of the reportable segments are consistent across segments and are the same as those described for the Company as a whole in Note 1. Sales between the business segments, the most significant of which are associated with hardware maintenance services provided by IGS and Corporate to other business segments, are accounted for under a transfer pricing policy. Transfer prices approximate prices that would be charged for the same or similar property to similarly situated unrelated buyers.

Current Segments: The Company's 2001 business segments consist of IGS, IMGS, PP&O, IPS, and Z/I Imaging. The Company's Middle East operations ("Mid World"), portions of which were sold in April 2001 and July 2001 (with the anticipated sale of the remaining portion expected to close during the first quarter of 2002), are also included as a segment on a temporary basis (see Note 15). As noted above, the international portion of the process was completed during first quarter 2001. As a result, the International Distribution operation, presented as a temporary segment in 2000, was absorbed into the other business segments for 2001. Segment data for 2000 was restated to include the International Distribution operation in the appropriate segment.

IGS provides specially developed software and hardware, commercial off-the-shelf products, and professional services to federal, state, and local governments worldwide, as well as to commercial customers. Amounts presented for 2001 and 2000 for the IGS business segment include the previously reported federal operations of IGS, as well as domestic operations for the transportation industry, previously included in the Intergraph Software business segment. The amounts for the new IGS exclude the mapping organization, previously included in the IGS business segment, which is now included in IMGS. Additionally, hardware maintenance and network services, previously included in the Intergraph Computer Systems ("ICS") business unit, are consolidated into IGS for 2001 and 2000 presentation.

IMGS develops, markets, and supports geospatial solutions for business GIS, land records management, rail transportation, environmental management, utilities and communications companies, and commercial map production. Amounts presented for 2001 and 2000 below include the domestic and international operations for both the federal and commercial mapping organizations. The results for these organizations were included in prior years in the IGS and Intergraph Software business segments, respectively.

PP&O supplies software and services to the process, power, and offshore petroleum industries. Amounts presented for PP&O below represent the Company's complete domestic and international operations for this business. These amounts were previously included in the Intergraph Software business segment.

IPS develops, markets, and implements systems for the public safety, utilities, and communications markets. IPS includes the domestic and international public safety and utilities and communications operations. The new presentation differs from the previous presentation due to the inclusion of international utilities in the new presentation. These amounts were previously included in the Intergraph Software segment.

Z/I Imaging, a 60%-owned subsidiary of the Company formed October 1, 1999, supplies end-to-end photogrammetry solutions for front-end data collection to mapping-related and engineering markets. Amounts presented include all domestic and international operations and are consistent between 2001, 2000, and 1999.

ICS included the domestic and international operations of the Company's hardware division prior to its third quarter 2000 closure, although some residual activity occurred in the fourth quarter, primarily for sales of remaining inventories. Information presented for 2000 is not comparable to prior years' information as it excludes the Company's ongoing hardware maintenance and network services operations which are now a part of IGS. 2000 is the last year for presentation of ICS as a business segment. Going forward, the only hardware sold by the Company will be purchased by the business segments from third-party vendors, and such purchases and resales will be included in the results of operations of the applicable business segments.

The International Distribution operation included international operations for information technology, mapping and GIS solutions, utilities and communications, transportation, and international corporate expenses. These operations were previously reflected in the Intergraph Software business segment and are now included in the appropriate business segments.

Amounts included in the "Corporate" category in 2001 and 2000 include revenues and costs related to international hardware, previously included in the Intergraph Software segment, and Teranetix, previously included in the ICS segment. Operating expenses for both segment presentations consist of general corporate expenses, primarily general and administrative expenses remaining after charges to the business segments based on segment usage of administrative services.

The following table sets forth revenues and operating income
(loss) before reorganization charges for the Company's 2001 and 2000 reportable segments, together with supplementary information related to depreciation and amortization expense attributable to the business segments.

-------------------------------------------------------------
Year Ended December 31,                   2001        2000
-------------------------------------------------------------
(In thousands)

Revenues:
IGS:
   Unaffiliated customers              $127,492    $143,587
   Intersegment revenues                  6,646      15,912
-------------------------------------------------------------
                                        134,138     159,499
-------------------------------------------------------------
IMGS:
   Unaffiliated customers               128,529     145,209
   Intersegment revenues                  8,253      15,719
-------------------------------------------------------------
                                        136,782     160,928
-------------------------------------------------------------
PP&O:
   Unaffiliated customers               110,915     114,663
   Intersegment revenues                  5,563       9,007
-------------------------------------------------------------
                                        116,478     123,670
-------------------------------------------------------------
IPS:
   Unaffiliated customers               115,624     127,517
   Intersegment revenues                    220         423
-------------------------------------------------------------
                                        115,844     127,940
-------------------------------------------------------------
Z/I Imaging:
   Unaffiliated customers                28,042      28,193
   Intersegment revenues                 10,594      15,219
-------------------------------------------------------------
                                         38,636      43,412
-------------------------------------------------------------
ICS:
   Unaffiliated customers                   ---      89,176
   Intersegment revenues                    ---      27,206
-------------------------------------------------------------
                                            ---     116,382
-------------------------------------------------------------
MidWorld:
   Unaffiliated customers                11,813      21,883
   Intersegment revenues                    ---         ---
-------------------------------------------------------------
                                         11,813      21,883
-------------------------------------------------------------
Corporate:
   Unaffiliated customers                 9,646      20,226
   Intersegment revenues                 12,342      26,459
-------------------------------------------------------------
                                         21,988      46,685
-------------------------------------------------------------
                                        575,679     800,399
-------------------------------------------------------------
Eliminations                            (43,618)   (109,945)
-------------------------------------------------------------
Total revenues                         $532,061    $690,454
=============================================================

-------------------------------------------------------------
Year Ended December 31,                      2001      2000
-------------------------------------------------------------
(In thousands)

Operating income (loss) before reorganization charges:
IGS                                       $ 10,004  $ 13,824
IMGS                                         5,090     4,492
PP&O                                         6,799     9,899
IPS                                          5,310     1,385
Z/I Imaging                                  4,492     9,217
ICS (1)                                        ---   (17,145)
MidWorld                                    (3,318)   (1,410)
Corporate                                  (20,099)  (35,405)
Eliminations                                  (575)      ---
-------------------------------------------------------------
Total                                     $  7,703  $(15,143)
=============================================================

(1) ICS' operating losses for 2000 include charges for an inventory write-down of $4,700,000, incurred in connection with the reorganization and eventual closure of the business segment (see Note 3).

-------------------------------------------------------------
Year Ended December 31,                       2001     2000
-------------------------------------------------------------
(In thousands)

Depreciation and amortization expense:
IGS                                         $ 1,323  $ 2,690
IMGS                                          1,927    5,440
PP&O                                          8,179    9,607
IPS                                           5,288    5,661
Z/I Imaging                                   1,220      567
ICS                                             ---    2,488
MidWorld                                        102      228
Corporate                                     8,185    7,205
-------------------------------------------------------------
Total depreciation and amortization expense
  from continuing operations                $26,224  $33,886
=============================================================

Previous Segments: Prior to third quarter 2000, the Company's business segments consisted of ICS, IPS, the Intergraph Software and IGS businesses (collectively, "Intergraph"), and Z/I Imaging. Effective October 31, 1999, the Company sold its VeriBest business segment, and accordingly its operating results are reflected in "Loss from discontinued operation, net of income taxes" in the Company's consolidated statements of operations for 1999. A complete description of this transaction and its impact on the Company's results of operations and financial position, including summarized financial information for the year ended December 31, 1999, is included in Note 4.

ICS supplied high performance Windows NT-based graphics workstations, 3D graphics subsystems, and solutions, including hardware maintenance and network services. Intergraph supplied software and solutions, including hardware purchased from ICS, consulting, and services to the process and building and infrastructure industries, and provided services and specialized engineering and information technology to support federal government programs. Prior to the October 1999 formation of Z/I Imaging (see Note 1), the Intergraph portion of the Z/I
Imaging business was included in the Intergraph Software business segment. The Company is unable to quantify the related revenues and operating income for the first nine months of 1999, but believes they were insignificant to the Software segment as a whole.

Effective January 1, 1999, the domestic utilities business of Intergraph Software was merged into IPS. Additionally, in 1999, hardware maintenance revenues, previously attributed exclusively to ICS, were allocated to the selling segment entities with ICS receiving transfer price revenue for its indirect sales.

The following table sets forth revenues and operating income
(loss) before reorganization charges for the Company's previous business segments for the two-year period ended December 31, 2000, together with supplementary information related to depreciation and amortization expense attributable to the business segments. Differences between the information provided in this table and that provided for the current business segments are the result of the reorganization described under "Current Segments" above, and the Company considers the new segment information to be determinative.

------------------------------------------------------------
Year Ended December 31,                   2000       1999
------------------------------------------------------------
(In thousands)

Revenues:
ICS:
   Unaffiliated customers              $109,099   $214,476
   Intersegment revenues                 45,890    117,631
-----------------------------------------------------------
                                        154,989    332,107
-----------------------------------------------------------
IPS:
   Unaffiliated customers                80,457     84,932
   Intersegment revenues                 10,151     11,333
-----------------------------------------------------------
                                         90,608     96,265
-----------------------------------------------------------
Intergraph Software:
   Unaffiliated customers               333,162    455,551
   Intersegment revenues                  5,414     13,860
-----------------------------------------------------------
                                        338,576    469,411
-----------------------------------------------------------
IGS:
   Unaffiliated customers               139,549    152,980
   Intersegment revenues                  4,457      6,817
-----------------------------------------------------------
                                        144,006    159,797
-----------------------------------------------------------
Z/I Imaging:
   Unaffiliated customers                28,187      6,941
   Intersegment revenues                 15,225      2,809
-----------------------------------------------------------
                                         43,412      9,750
-----------------------------------------------------------
                                        771,591  1,067,330
-----------------------------------------------------------
Eliminations                            (81,137)  (152,450)
-----------------------------------------------------------
Total revenues                         $690,454   $914,880
===========================================================

-----------------------------------------------------------
Year Ended December 31,                  2000       1999
-----------------------------------------------------------
(In thousands)

Operating income (loss) before reorganization charges:
ICS (2)                               $(18,895)  $(44,808)
IPS                                      5,309     10,759
Intergraph Software                      8,594      7,285
IGS                                      3,643     12,371
Z/I Imaging                              9,217      1,872
Corporate                              (23,011)   (39,323)
-----------------------------------------------------------
Total                                 $(15,143)  $(51,844)
===========================================================
(2) ICS' operating losses for 2000 and 1999 include charges for inventory write-downs of $4,700,000 and $7,000,000, respectively, incurred in connection with the reorganization and eventual closure of the business segment. (See Note 3.)

-----------------------------------------------------------
Year Ended December 31,                   2000      1999
-----------------------------------------------------------
(In thousands)

Depreciation and amortization expense:
ICS                                    $ 2,840    $ 5,239
IPS                                      5,661      5,915
Intergraph Software                     20,571     28,818
IGS                                      2,814      2,886
Z/I Imaging                                567         55
Corporate                                1,433      2,180
-----------------------------------------------------------
Total depreciation and amortization
 expense from continuing operations    $33,886    $45,093
===========================================================

Significant profit and loss items that were not allocated to the segments and not included in either the "Current Segments" or "Previous Segments" analyses above include reorganization charges (credits) of ($384,000), $8,498,000, and $15,596,000 in 2001, 2000, and 1999, respectively, gains
on   sales  of  assets  of   $11,243,000,  $49,546,000,  and
$13,223,000 in the three respective years, and an $8,562,000 charge for an arbitration settlement with BSI in 1999.

The Company does not evaluate performance or allocate resources based on assets and, as such, it does not prepare balance sheets for its business segments, other than those of its wholly owned subsidiaries.

Revenues from the U.S. government were $143,000,000 in 2001, $132,400,000 in 2000, and $149,300,000 in 1999, representing approximately  27%, 19%, and 16% of total revenue  in  2001,
2000, and 1999, respectively. The majority of these revenues are attributed to the IGS business segment. The U.S. government was the only customer accounting for more than 10% of consolidated revenue in each year of the three-year period ended December 31, 2001.

International markets, particularly Europe and Asia, continue in importance to each of the Company's business segments, except for IGS. The Company's operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policies or restrictions, currency exchange fluctuations, and other factors. Following is a summary of third-party revenues and long-lived assets by principal geographic area. For purposes of this presentation, revenues are attributed to geographic areas based on customer location. Long-lived assets include property, plant, and equipment, capitalized software development costs, investments in affiliates and other non-current assets. Assets have been allocated to geographic areas based on their physical location.


--------------------------------------------------------------------------------
                            Revenues                    Long-lived Assets
                     2001      2000      1999        2001     2000      1999
--------------------------------------------------------------------------------
(In thousands)

United States      $281,734  $333,980  $438,649    $115,920  $113,271  $130,762
Europe              146,406   188,212   285,548      10,291    13,462    24,194
Asia Pacific         49,243    85,662    98,773       3,067     7,826    14,167
Other International  54,678    82,600    91,910       2,239     2,874     3,878
--------------------------------------------------------------------------------
Total              $532,061  $690,454  $914,880    $131,517  $137,433  $173,001
================================================================================


NOTE 13 - RELATED PARTY TRANSACTIONS

BSI: The Company maintains an equity ownership position in BSI, the developer and owner of MicroStation, a software product for which the Company serves as a nonexclusive distributor. Under the Company's distributor agreement with BSI, the Company purchases MicroStation products for resale to third parties. The Company's purchases from BSI were approximately $1,350,000 in 2001, $3,830,000 in 2000, and
$2,980,000 in 1999. The Company's sales to BSI were approximately $1,130,000 in 2001, with a receivables balance at December 31, 2001, of $407,000. There were no sales to BSI for 2000 and 1999. At December 31, 2001, and 2000, the Company had amounts payable to BSI of approximately $560,000 and $2,310,000, respectively.

On December 27, 2000, the Company sold its MicroStation-based civil engineering, plotting, and raster conversion software product lines to BSI for initial proceeds of approximately $24,600,000, consisting of $13,600,000 in cash and an $11,000,000 note due in quarterly installments through December 2003. In the first quarter of 2001, the Company reported an additional gain from the BSI transaction of approximately $4,200,000 as the initial consideration for the sale, and the Company's note receivable from BSI was increased based upon a revised calculation of transferred maintenance revenues for the products sold to BSI, as provided for in the original sale agreement. The agreement also provided for additional purchase price consideration based on renewals through December 1, 2001, of maintenance contracts related to the product lines. The Company recorded this additional purchase price consideration of $5,900,000 in December 2001. This additional gain, revision, purchase price consideration, and the proceeds received at closing of the transaction resulted in gains of approximately $10,100,000 and $23,000,000, respectively, in the 2001 and 2000 consolidated statements of operations and cash flows. This resulted in an increase in the note of $10,100,000 in the year 2001.

Under the agreement, the Company may continue to sell and support MicroStation and certain other BSI products, including the product lines sold to BSI, through reseller agreements with BSI. The operating results of all of the
Company's   business  segments,  except  Z/I  Imaging,   are
affected by this agreement. The gross margin of the affected business segments has been negatively impacted by the loss of maintenance revenue for the product lines sold and by increased software license costs for purchases from BSI. The resulting negative impact should be partially offset by a reduction in operating expenses of the IMGS business segment as the segment will no longer be producing or marketing the products sold to BSI.

In first quarter 1999, the Company entered into an arbitration settlement agreement with BSI under which the Company made payment of $12,000,000 and transferred to BSI ownership of 3,000,000 of the shares of BSI's Class A common stock owned by the Company. The transferred shares were valued at approximately $3,500,000 on the Company's books.
As   a  result  of  the  settlement,  the  Company's  equity
ownership in BSI was reduced from approximately 50% to approximately 31%. Additionally, the Company had a $1,200,000 net receivable from BSI relating to business conducted prior to January 1, 1999, which was written off in connection with the settlement. The Company recorded a nonoperating charge to earnings of $8,562,000 in connection with this settlement, representing the portion of settlement costs not previously accrued. This charge is included in "Arbitration settlement" in the consolidated statement of operations for the year ended December 31, 1999. See "Arbitration Settlement" included in MD&A for further discussion of the Company's arbitration proceeding and business relationship with BSI.

Zeiss: Zeiss, a manufacturer of aerial cameras and photogrammetric scanning systems, has a 40% ownership interest in Z/I Imaging, a 60%-owned and consolidated subsidiary of the Company formed October 1, 1999. See "Minority Interest" in Note 1 for a discussion of the formation of Z/I Imaging. Z/I Imaging and Zeiss are party to various license, supply, and reseller agreements under which the two companies sell products and services to each other, and Zeiss subsidiaries in Europe provide services to Z/I Imaging subsidiaries in that region through various administrative, marketing, and development services agreements. Z/I Imaging's purchases from Zeiss totaled $7,228,000 in 2001, $12,151,000 in 2000, and $1,770,000
during the three-month period ended December 31, 1999. Related payables to Zeiss were $3,300,000, $2,498,000, and $3,003,000 at December 31, 2001, 2000, and 1999,
respectively. Z/I Imaging's other transactions with Zeiss during these periods were insignificant to the Company's consolidated results and financial position.

3Dlabs: As initial proceeds from the July 2000 sale of its Intense3D graphics accelerator division, the Company received approximately 3,000,000 (excluding shares in escrow) of the common shares of 3Dlabs. In March 2001, the Company received approximately 7,591,000 shares valued at $10,000,000. The Company now has an equity ownership interest of approximately 37% in 3Dlabs (see Notes 1 and
15). Under its agreement with 3Dlabs, the Company served as intermediary between 3Dlabs and SCI (the Company's contract manufacturer) for manufacturing performed by SCI for 3Dlabs. In 2001, this obligation to serve as intermediary expired. The Company earned no margin on the inventory purchased from SCI and sold to 3Dlabs, and recorded no associated revenues or cost of revenues in its results of operations. Gross billings to 3Dlabs during 2001 and the second half of 2000 totaled $17,833,000 and $14,114,000, respectively. At December 31, 2001, and 2000, the Company's receivables from 3Dlabs for inventory purchased on its behalf totaled $1,543,000 and $6,271,000, respectively. This non-trade receivable is included in "Other current assets" in the Company's December 31, 2001, and 2000, consolidated balance sheets.


NOTE 14 - SHAREHOLDER RIGHTS PLAN

On March 4, 2002, the Board approved an amendment to the Shareholder Rights Plan that was adopted on August 25, 1993. As part of this plan, the Board declared a distribution of one common stock purchase right (a "Right") for each share of the Company's common stock outstanding on September 7, 1993. Each Right entitles the holder to purchase from the Company one common share at a price of $65, subject to adjustment. The Rights are not exercisable until the occurrence of certain events related to a person or a group of affiliated or associated persons acquiring, obtaining the right to acquire, or commencing a tender offer or exchange offer, the consummation of which would result in beneficial ownership by such a person or group of 15% or more of the outstanding common shares of the Company. Rights will also become exercisable in the event of certain mergers or an asset sale involving more than 50% of the Company's assets or earnings power. Upon becoming exercisable, each Right will allow the holder, except the person or group whose action has triggered the exercisability of the Rights, to either buy securities of Intergraph or securities of the acquiring company, depending on the form of the transaction, having a value of twice the exercise price of the Rights. The Rights trade with the Company's common stock. The Rights are subject to redemption at the option of the Board at a price of $.01 per Right until the occurrence of certain events, and are exchangeable for the Company's common stock at the discretion of the Board under certain circumstances. The Rights expire on March 5, 2012.


NOTE 15 - ACQUISITIONS AND DIVESTITURES

Marian: In January 2001, the Company acquired the MARIAN materials management business unit from debis Systemhaus Industry GmbH of Germany for a purchase price consisting of 2,000,000 Euros paid at closing and additional payments due March 1, 2002, and 2003 to be calculated as 15% of the annual revenues earned by the Company from the sale of MARIAN products in 2001 and 2002. The Company's payment at closing approximated $1,820,000 and is included in "Business acquisitions" in the Company's consolidated statement of cash flows for the year ended December 31, 2001. The Company accounted for the acquisition as a purchase of the intangible assets (amortized over a useful life of 2 years) and software rights (of which the intangible assets are amortized over a useful life of 4 years and the maintenance contract is amortized over a useful life of 3 years). The unamortized balance, approximately $1,700,000 at December 31, 2001, is included in "Other assets" in the Company's consolidated balance sheet. The accounts and results of operations of MARIAN have been combined with those of PP&O since the January 1, 2001, effective date of the acquisition using the purchase method of accounting. This acquisition did not result in changes to the Company's reporting segments, and has not had a material effect on the Company's results of operations, nor does the Company expect SFAS 142 to have a material effect on the accounting for this acquisition (see "Recently Issued Accounting Pronouncements" in MD&A).

Mid World: In the first quarter of 2001, the Company announced its intention to sell its Mid World operations and convert them into distributorships. During the first quarter of 2001, in connection with its ongoing efforts to sell its Mid World operations, the Company performed a detailed review of all outstanding contracts, commitments, and receivables in the region. A memorandum of understanding was reached on the anticipated completion of the largest contract in the region, resulting in charges to Mid World operations totaling $1,629,000 in the first quarter, including a $923,000 increase to cost of revenues for projected cost overruns and a $706,000 charge to general and administrative expense for the settlement of outstanding receivables for the project.

In April 2001, the Company closed the sales of it operations in Turkey and Kuwait. Effective July 2001, the Company also closed the sale of its Saudi Arabian operation and recorded a $680,000 gain. The company also expects to complete the sale of Intergraph Middle East, Ltd. ("IMEL"), based in Abu Dubai, United Arab Emirates, by the end of first quarter 2002, and booked an impairment reserve of $150,000 in third quarter of 2001 in anticipation of an expected loss on the IMEL sale. The gain on Saudi Arabia, net of the IMEL impairment reserve, is included in "Gains on sales of assets" in the 2001 consolidated statements of operations and cash flows. Upon completion of the IMEL sale, the Company will no longer have any subsidiaries in the region and will do business solely through distributors. The Company will retain responsibility for some of the Mid World contracts in effect at the date of the sale.

None  of  the  Mid  World operations were  material  to  the
Company, and the Company believes the sale of these operations will not have a material impact on the Company's consolidated operating results or cash flow. Mid World's consolidated revenues and after-tax loss for 2001 totaled approximately $11,813,000 and $3,257,000, respectively. Consolidated revenues and after-tax losses for 2000 were $21,883,000 and $1,490,000, respectively, and for 1999 were
$25,979,000 and $2,435,000, respectively. Net assets for the region totaled approximately $6,000,000 at December 31, 2001. Net assets for December 31, 2000, and 1999 totaled approximately $9,000,000 and $11,000,000, respectively.

3Dlabs:   On  July 21, 2000 (but with effect  from  July  1,
2000), the Company sold the Intense3D graphics accelerator division of ICS to 3Dlabs, a supplier of integrated hardware and software graphics accelerator solutions for workstations and design professionals. As initial consideration for the acquired assets, 3Dlabs issued to the Company approximately 3,600,000 of its common shares, subject to a registration rights agreement and a three-year irrevocable proxy granted to 3Dlabs, with an aggregate market value of approximately $13,200,000 on the date of closing. Fifteen percent of the shares are in escrow to cover any potential claims against the Company by 3Dlabs.

An earn-out provision in the agreement provided for possible additional consideration, payable March 31, 2001, in stock and/or cash at the option of 3Dlabs, based on various performance measures for the Intense3D operations through the end of 2000, including the financial contribution of the division, the retention of key employees, the delivery schedules of new products, and the performance of products developed by the division. In December 2000, the Company recorded a receivable of $8,550,000 (included in "Other current assets" in the December 31, 2000, consolidated balance sheet) for additional consideration due from 3Dlabs. The Company considered this amount to be the minimum earn-out due from 3Dlabs and, as such, recorded a gain of approximately $15,700,000 in its 2000 results of operations based on the initial proceeds from the sale and this estimated minimum earn-out. This gain is included in "Gains on sales of assets" in the 2000 consolidated statements of operations and cash flows.

On  March  31,  2001,  the  Company recorded  an  additional
$600,000 gain as a result of the final calculation and settlement of the earn-out provisions. The total earn-out of $10,000,000, $8,550,000 of which was accrued in fourth quarter 2000 (see above), was paid to the Company in the form of stock of 3Dlabs, increasing the Company's ownership interest to approximately 37%, although this interest is subject to a registration rights agreement and a three-year irrevocable proxy granted to 3Dlabs. This gain is included in "Gains on sales of assets" in the 2001 consolidated statements of operations and cash flows. As a result of the final earn-out settlement, all contingencies and related transitional services associated with the sale of Intense3D have been satisfied.

The market value of the Company's investment in 3Dlabs is included in "Investments in affiliates" in the Company's consolidated balance sheets. On March 11, 2002, Creative Technology Ltd. ("Creative") signed a definitive agreement to acquire 3Dlabs in a stock and cash transaction. Under the terms of the agreement, Creative will purchase the 3Dlabs stock for $3.60 per share, with one-third in cash and two-thirds being converted to Creative stock. The transaction is expected to close in late second quarter 2002. See Note 1 for information regarding the valuation of this investment at December 31, 2001, and December 31, 2000. For the period in 2000 prior to the effective date of the sale, the Intense3D division earned operating income of approximately $8,500,000 on third-party revenues of $34,000,000. Full year 1999 third-party revenue for the division approximated $38,000,000, with operating results at an approximate breakeven level.

SGI: On September 8, 2000, the Company formed a strategic alliance with SGI, a worldwide provider of high-performance computing and advanced graphics solutions, under which SGI acquired certain of the Company's hardware production business assets, including ICS' Zx10 family of workstations and servers, and the Company became a reseller of SGI products, offering its software application solutions on the SGI platform. The Company received $299,000 as initial cash consideration for the assets sold to SGI. The agreement contained a provision, which would provide additional purchase price consideration if revenues from the product lines sold reached a certain level in the one-year period after the closing date. The Company did not earn any additional purchase price consideration under this provision. The Company recorded a loss from the initial cash proceeds of this transaction of approximately $280,000. This loss is included in "Gains on sales of assets" in the 2000 consolidated statements of operations and cash flows. The Company has completed all intermediary and transitional services responsibilities related to this sale.

Singapore: On November 30, 2000, the Company sold its Singapore subsidiary for approximately $2,700,000, primarily in the form of a long-term note receivable (included in "Other assets" in the December 31, 2000, consolidated balance sheet). The consideration becomes due in varying installments beginning June 30, 2001, and ending December 31, 2004. At December 31, 2001, the balances on the notes in the consolidated balance sheet include approximately $600,000 in "Other current assets" and $1,500,000 in "Other assets." The Company will continue to sell products into
Singapore and related territories through a distributor arrangement with the purchaser. The loss on this transaction of $1,300,000 is included in "Gains on sales of assets" in the 2000 consolidated statements of operations and cash flows. Revenues for the disposed subsidiary and related territories totaled $8,153,000 for the period in 2000 prior to their sale, and $8,316,000 in 1999, with operating results at an approximate breakeven level for both years. Assets of the disposed subsidiary and related territories at December 31, 1999, totaled $5,054,000.

BSI: See Note 13 for a discussion of the December 2000 sale of the Company's civil, plotting, and raster product lines to BSI.

PID: In January 1999, the Company acquired PID, an Israeli software development company, for $5,655,000. At closing, the Company paid $2,180,000 in cash with the remainder due in varying installments through January 2002. The accounts and results of operations of PID have been combined with those of the PP&O business segment of the Company since the date of acquisition using the purchase method of accounting. This acquisition has not had a material effect on the Company's results of operations.

InterCAP: In April 1999, the Company sold InterCAP Graphics Systems, Inc., a wholly owned subsidiary, to Micrografx, Inc., a global provider of enterprise graphics software, for $12,150,000, consisting of $3,853,000 in cash received at closing, deferred payments received in September and October 1999 totaling $2,500,000, and a $5,797,000 convertible subordinated debenture due March 2002. See Note 5 for a discussion of the terms of this debenture and its valuation at December 31, 2001, 2000, and 1999. The resulting gain on this transaction of $11,505,000 is included in "Gains on sales of assets" in the 1999 consolidated statements of operations and cash flows. The subsidiary did not have a material effect on the Company's results of operations for the period in 1999 prior to its sale. InterCAP's results of operations were included in the "Intergraph Software" business segment in the Company's 1999 segment presentations.

VeriBest:   See  Note 4 for a discussion  of  the  Company's
October 1999 sale of VeriBest, Inc.

SCI: In November 1998, the Company sold substantially all of its U.S. manufacturing assets to SCI, a wholly owned subsidiary of SCI Systems, Inc., and SCI assumed responsibility for manufacturing substantially all of the
Company's hardware products. In addition, the Company licensed certain related intellectual property to SCI, and SCI employed approximately 300 of the Company's manufacturing employees. The total purchase price was $62,404,000, with the final purchase price installment of $19,919,000 received on January 12, 1999. The first quarter 1999 payments are included in "Net proceeds from sales of assets" in the Company's 1999 consolidated statement of cash flows. These proceeds were used primarily to retire debt. As part of this transaction, SCI retained the option to sell back to the Company any inventory included in the initial sale which had not been utilized in the manufacture and sale of finished goods within six months of the date of the sale (the "unused inventory"). On June 30, 1999, SCI exercised this option and sold to the Company unused inventory having a value of approximately $10,200,000 in exchange for a cash payment of $2,000,000 and a short-term installment note payable in the principal amount of $8,200,000. This note bore interest at a rate of 9% and was paid in three monthly installments concluding October 1, 1999. The Company's payments to SCI were funded primarily from existing cash balances.



NOTE 16 - SUMMARY OF QUARTERLY INFORMATION - UNAUDITED

---------------------------------------------------------------------------
Quarter Ended                        March      June     Sept.      Dec.
                                        31        30        30        31
---------------------------------------------------------------------------
(In thousands except per share
amounts)

Year ended December 31, 2001:
Revenues                           $144,122   $127,791  $127,056  $133,092
Gross profit                         58,409     57,962    56,150    60,805
Reorganization credit (charges)         384        ---       ---       ---
Income (loss) from operations         2,897      1,381     2,164     1,645
Gains on sales of assets              4,831        ---       530     5,882
Net income (loss)                     4,967      1,830     1,242    11,903
Net income (loss) per share -  basic   . 10        .04       .02       .24
                            - diluted   .10        .04       .02       .23
Weighted average shares
 outstanding - basic                 49,569     49,638    49,655    49,761
             - diluted               50,960     52,018    51,854    51,845


Year ended December 31, 2000:
Revenues                           $199,405   $187,981  $158,937  $144,131
Gross profit                         72,228     69,007    54,449    56,593
Reorganization credit (charges)         ---        ---    (3,362)   (5,136)
Income (loss) from operations           358     (2,728)  (12,887)   (8,384)
Gains on sales of assets              3,633      3,491    12,065    30,357
Net income (loss)                     1,025     (3,662)   (5,279)   18,011
Net income (loss) per share -           .02       (.07)     (.11)      .36
 basic and diluted
Weighted average shares
 outstanding - basic                 49,254     49,330    49,435    49,480
             - diluted               49,475     49,330    49,435    50,000
===========================================================================


For complete descriptions of the net gains on asset sales and reorganization charges included in the Company's results of operations, see Notes 13 and 15 and "Gains on Sales of Assets" and "Reorganization Charges" included in MD&A.


DIVIDEND POLICY

The Company has never declared or paid a cash dividend on its common stock. It is the present policy of the Company's Board of Directors to retain all earnings to finance the Company's operations. In addition, payment of dividends is restricted by the Company's term loan and revolving credit agreement.


PRICE RANGE OF COMMON STOCK

Since April 1981, Intergraph common stock has traded on The Nasdaq Stock Market under the symbol INGR. As of January 31, 2002, there were 49,919,242 shares of common stock outstanding, held by 3,924 shareholders of record. The following table sets forth, for the periods indicated, the high and low sale prices of the Company's common stock as reported on The Nasdaq Stock Market.

-------------------------------------------------------------
                             2001                  2000
Period                  High       Low        High      Low
-------------------------------------------------------------
First Quarter      $ 11  3/8   $ 5  3/4    $ 9       $ 4 1/4
Second Quarter       15 31/32    8 11/32     8  7/8    5
Third Quarter        15  1/16    8 11/16     7 15/16   3 1/4
Fourth Quarter       13  7/8     8  1/4      7  1/2    5 5/32
=============================================================

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


ANNUAL MEETING

The  annual meeting of Intergraph Corporation will  be  held
May  16,  2002,  at  the  Corporate offices  in  Huntsville,
Alabama.


               REPORT OF INDEPENDENT AUDITORS



To the Board of Directors and Shareholders
Intergraph Corporation

We have audited the accompanying consolidated balance sheets of Intergraph Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intergraph Corporation and subsidiaries, at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young
Birmingham, Alabama
January 30, 2002,
except for Note 14 and the eighth
paragraph of Note 15, as to which the date is
March 11, 2002




Board Members and Executive Officers


Board of Directors                 Executive Officers

James F. Taylor Jr.                Roger O. Coupland
Chairman of the Board and          President, Intergraph
Chief Executive Officer            Public Safety, Inc.

                                   Graeme J. Farrell
Larry J. Laster                    Executive Vice President
Executive Vice President and       Asia Pacific Operations
Chief Financial Officer

Linda L. Green                     William E. Salter
                                   President, Intergraph Government
                                   Solutions
Lawrence R. Greenwood
                                   Gerhard Sallinger
Thomas J. Lee                      President, Intergraph Process,
                                   Power & Offshore

Sidney L. McDonald                 Preetha R. Pulusani
                                   President, Intergraph Mapping and
                                   GIS Solutions
Joseph C. Moquin
                                   Edward A. Wilkinson
                                   Executive Vice President

                                   Jack C. Ickes
SECRETARY                          Vice President, Corporate Services

John R. Wynn                       David Vance Lucas
                                   Vice President and General Counsel

                                   Larry T. Miles
                                   Vice President, Finance

                                   Eugene H. Wrobel
                                   Vice President and Treasurer