Form 10-K, Exhibit 13
period 2002-12-31
INTERGRAPH CORP
filed 2003-03-27
CIK 351145

Five-Year Financial Summary
----------------------------------------------------------------------------------------------------
                                             2002       2001       2000      1999          1998
----------------------------------------------------------------------------------------------------
(in thousands except per share amounts)

Revenues                                   $501,177   $532,061   $690,454  $914,880    $1,005,007
Restructuring charges (credits)               2,106       (384)     8,498    15,596        15,343
Income  (loss) from operations                8,279      8,087    (23,641)  (67,440)     (100,998)
Patent litigation gain, net                 440,623        ---        ---       ---           ---
Gain on sales of assets                      17,214     11,243     49,546    13,223       112,533
Income (loss) from continuing operations    377,752     19,942     10,095   (78,561)       (6,728)
Discontinued operation (1)                      ---        ---        ---     6,984       (12,906)
Net income (loss)                           377,752     19,942     10,095   (71,577)      (19,634)
Net income (loss) from continuing
operations per share:
 Basic                                         7.87        .40        .20     (1.60)         (.14)
 Diluted                                       7.47        .39        .20     (1.60)         (.14)
Net income (loss) per share:
 Basic                                         7.87        .40        .20     (1.46)         (.41)
 Diluted                                       7.47        .39        .20     (1.46)         (.41)
Working capital                             520,728    177,638    184,051   168,307       216,520
Total assets                                835,640    458,010    514,908   584,944       695,974
Total debt                                      169      3,733     31,030    62,926        83,213
Shareholders' equity                        621,710    295,213    278,000   276,700       355,332


(1) In 1999, the Company sold its VeriBest, Inc. business segment to Mentor Graphics  Corporation.
The 1999 amount  includes  the  gain  on  the  sale  of  discontinued  operations.   See Note 4 of
Notes to  Consolidated  Financial  Statements  contained  in  the  Company's Annual Report on Form
10-K  for  the year ended December 31, 2001, for a complete discussion  of  this  transaction  and its impact on the Company's results of operations and financial position.


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