Form 10-K, Exhibit 13
period 2002-12-31
INTERGRAPH CORP
filed 2003-03-27
CIK 351145

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements including, but not limited to, projections about revenue, operating income levels, margins, synergies, industry rankings, capital spending, and market conditions and their anticipated impact on Intergraph Corporation ("the Company" or "Intergraph"); expectations regarding future results and cash flows; information regarding the development, timing of introduction, and performance of new products; any statements of the plans, strategies, and objectives of management for future operations; and expectations regarding the Company's various ongoing litigation proceedings. These forward-looking statements are subject to known or unknown risks and uncertainties, some of which are beyond the Company's control, that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, worldwide political and economic conditions and changes, the ability to attract or retain key personnel, increased competition, rapid technological change, unanticipated changes in customer requirements, the ability to protect the Company's intellectual property rights, the ability to access the technology necessary to compete in the markets served, the ability to complete certain sales and lease transactions as planned, risks associated with doing business internationally (including foreign currency fluctuations), risks associated with various ongoing litigation proceedings, including the timing and ultimate resolution of the appeal by Intel Corporation ("Intel"), and other risks detailed in our annual and quarterly filings with the Securities and Exchange Commission ("SEC").

RESULTS OF OPERATIONS

The following financial data sets forth the results of operations of the Company for each year in the three-year period ended
December 31, 2002.

------------------------------------------------------------------
                                  2002        2001       2000
------------------------------------------------------------------
(In thousands)

Revenues                         $501,177    $532,061   $690,454
Cost of revenues                  267,237     298,735    438,177
------------------------------------------------------------------
Gross profit                      233,940     233,326    252,277
------------------------------------------------------------------

Operating expenses                223,555     225,623    267,420
Restructuring charges (credits)     2,106        (384)     8,498
------------------------------------------------------------------
Income (loss) from operations       8,279       8,087    (23,641)

Patent litigation gain, net       440,623         ---        ---
Gains on sales of assets           17,214      11,243     49,546
Interest income                     6,886       7,427      4,809
Interest expense                     (219)     (1,793)    (4,031)
Other income (expense), net        (3,611)      3,954     (7,457)
------------------------------------------------------------------
Income before income taxes and
 minority interest                469,172      28,918     19,226
Income tax expense                (91,135)     (8,500)    (6,600)
------------------------------------------------------------------
Income before minority interest   378,037      20,418     12,626
Minority interest                    (285)       (476)    (2,531)
------------------------------------------------------------------
Net income                       $377,752    $ 19,942   $ 10,095
==================================================================

The general return to profitability resulted from the Company's restructuring in 2000 into core business segments and its exit from the hardware business. The improvement in operating income resulted primarily from the continuing decline in the Company's operating expenses and higher gross margins due to the increasing software content in its product mix and better margins in its services business.

Since 2000, the Company has focused on four business segments aligned according to markets in which Intergraph believes it is a leader. The Company substantially completed the U.S. portion of this process in third quarter 2000, and in fourth quarter 2000 began to reorganize its European and Asia Pacific operations to align them with the new business structure. The international portion of the Company's reorganization was completed in 2001, with the last subsidiary sale being completed in 2002 (but effective October 2001). In 2002, the Company purchased the remaining 40% minority interest in its Z/I Imaging Corporation ("Z/I Imaging") segment and combined it and the Utilities and Communications division with the Intergraph Mapping and Geospatial Solutions ("IMGS") segment to maximize their synergies (see "Restructuring Charges" and "Results by Business Segment"). The Company's 2002 business segments are Intergraph Process, Power & Offshore ("PPO"); IMGS; Intergraph Solutions Group ("ISG"); and Intergraph Public Safety, Inc. ("IPS").

Orders

Systems and services orders for 2002 were $342.4 million, down 7% from 2001 after declining 36% from 2000 to 2001. The decline in orders in 2002 was primarily due to the completion of a large IPS outsourcing contract and the reduction of services orders in Europe. This decrease was partially offset by several large services orders in the government sector. The decline in orders from 2000 to 2001 was primarily due to the Company's exit from the hardware business and the sale of its civil, plotting, and raster business to Bentley Systems, Inc. ("BSI") in 2000 and the sale of its Middle East operations during 2001.

Revenues

In 2002, the Company completed the reorganization of its operations into four business segments that provide software, systems integration, and services. Revenues in 2002, 2001, and 2000 for each of these segments are presented in Note 15 of Notes to Consolidated Financial Statements.

Total revenue for 2002 was $501.2 million, down 6% from 2001 after declining 23% from 2000 to 2001. The 2002 decline is attributable primarily to weak economic conditions worldwide and the 2001 sale of the Company's Middle East operations. The revenue decline from 2000 to 2001 is attributable to the Company's exit from the hardware business and the sale of its civil, plotting, and raster business in 2000.

Systems Systems revenue was $288 million in 2002, down 4% from 2001 after declining 29% from 2000 to 2001. The 2002 decrease is primarily due to weak economic conditions worldwide and continuing order weakness in the Company's Z/I Imaging and Utilities and Communications businesses. The decline from 2000 to 2001 is attributable to the Company's exit from the hardware business, the sale of its Middle East operations in 2001, and the sale of its civil, plotting, and raster business in 2000.

Systems revenue in 2002 declined in most geographic markets served by the Company primarily due to the factors noted above. U.S. systems sales, including sales to the federal government, totaled $183.8 million in 2002, almost flat with the 2001 level after decreasing 19% from 2000 to 2001. International systems sales totaled $104.2 million in 2002, down 12% from the 2001 level after declining 41% from 2000 to 2001. European sales were down 16% in 2002, after declining 28% from 2000 to 2001. Asia Pacific's 2002 systems sales were up 21% from 2001, after declining 62% from 2000 to 2001. Systems revenue in 2002 for other international subsidiaries declined 22% primarily as a result of the sale of the Company's Middle East subsidiaries.

Total revenue from the United States government was approximately $136.9 million in 2002, $143 million in 2001, and $132.4 million in 2000, representing 27%, 27%, and 19% of total revenue in 2002, 2001, and 2000, respectively. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity, and cost-based contracts, and through sales of commercial products not covered by long-term contracts. Approximately 80% of the Company's 2002 federal government revenue was earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is anticipated that these contracts will remain in effect through their stated expiration, the contracts are subject to termination at the election of the government.
Any loss of a significant government contract would have an adverse impact on the results of operations of the Company.

Maintenance Maintenance revenue declined 3% in 2002, after declining 22% from 2000 to 2001. The Company's hardware maintenance business has declined as a result of the trend in the industry toward lower priced products and longer warranty periods and the Company's exit from the hardware business.

Services Services revenue, consisting primarily of revenues from implementation and consulting services, decreased 13% in 2002, after increasing 2% from 2000 to 2001. The 2002 decline is attributable primarily to weak economic conditions worldwide, especially in the Utilities and Communications business, and the completion of a large outsourcing project in Australia.

Gross Margin

The Company's total gross margin percentage on revenue was 47% in 2002, compared to 44% in 2001 and 37% in 2000.

Margin on systems revenue was 49% in 2002, flat with 49% in 2001 and increasing from 38% in 2000. The margin improvement since 2000 is due primarily to increasing software content in the product mix as the Company's hardware revenues continued to decline. Also, systems margins in 2000 declined due to inventory write-downs resulting from the exit of the Company's hardware business that year.

In general, the Company believes its systems margins may be improved by higher software content in the product mix, a weaker U.S. dollar in international markets, and less discounting. Systems margins may be lowered by price competition, a higher services content in the product mix, a stronger U.S. dollar in international markets, and a higher mix of federal government sales, which generally produce lower margins than commercial sales.

Margin on maintenance revenue was 55% in 2002, 47% in 2001, and 45% in 2000. Although maintenance revenues have declined over the past three years, the Company has been able to increase maintenance margins because of the higher software content of maintenance revenue and lower associated cost of revenues because of headcount reductions.

Margin on services revenue was 29% in 2002, improving from 25% and 18% in 2001 and 2000, respectively. Margins in 2002 were positively impacted by more effective cost controls and better overall utilization of resources. Margins in 2001 were positively impacted by a slight increase in revenue, coupled with a larger decrease in costs, primarily in the Utilities and Communications business. Margins in 2000 were positively affected by several large high-margin ISG consulting contracts. For contracts other than those accounted for under the percentage-of-completion method, costs are expensed as incurred, with revenues recognized either at the end of the performance period or based on milestones specified in the contract.

In third quarter 2000, the Company exited the hardware business but continues to service its installed hardware base under warranty and contractual maintenance obligations. Most hardware currently sold by the Company is purchased from third-party vendors.

Operating Expenses (exclusive of restructuring charges)

Operating expenses in 2002 were flat with the 2001 level after declining 16% from 2000 to 2001. In response to the level of its previous operating losses, the Company took various actions, including employee terminations and the closure and sale of certain unprofitable non-core businesses, which reduced the total number of its employees by approximately 33% during the three-year period ended December 31, 2002.

Product development expense declined by 6% in 2002 after declining 4% from 2000 to 2001. The 2002 decrease is primarily due to more capitalization of development costs offset by some increased expenses from new product development initiatives. The
2001 decrease is the result of the exit from the hardware business.

The Company capitalizes certain development costs incurred after the technological feasibility of new software products has been established and amortizes those costs against the revenues generated by those products. Though the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that, for any given product, revenues will not materialize in amounts anticipated due to industry conditions that include price and performance competition, or that product lives will be reduced due to shorter product cycles. Should these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on the Company's systems margin and results of operations (see Note 1 of Notes to Consolidated Financial Statements).

The Company currently has many ongoing projects relating to development of new products and enhancement of existing products. Projects for the development of new products include software for engineering information management, intelligent piping and instrumentation diagrams, 3D visualization, enterprise information access and reports, and 2D CAD; and new technology for the earth-imaging industry which includes new digital products for photogrammetry, airborne reconnaissance, aerial mapping, and image distribution. For these ongoing projects (some of which are expected to be completed during 2003), the Company has incurred total costs of $51.9 million over the last five years. The ultimate timing and impact of certain of these projects on our operations and financial results cannot be accurately predicted.

Sales and marketing expense in 2002 was slightly higher than the 2001 level, after decreasing 19% from 2000 to 2001. The 2002 increase was due to the weakening of the U.S. dollar against international currencies and increased sales and marketing activity, primarily in PPO. These increases were partially offset by reduced spending in the Utilities and Communications division as a result of headcount reductions. Expenses in 2001 and 2000 were lower because of the strengthening of the U.S. dollar against international currencies and headcount reductions throughout 2001 and 2000.

General and administrative expense for 2002 was flat with the 2001 level, after decreasing 19% from 2000 to 2001. Legal fees from second quarter 2002 forward related to the Intel litigation were offset against the settlement proceeds in "Patent litigation gain, net" in the 2002 consolidated statement of income.
Expenses in 2001 decreased primarily due to reductions in headcount and bad debt expenses. Expenses in 2000 included a decline in legal fees as the result of reduced activity related to the Intel litigation and a decline in headcount.

Restructuring Charges

During the three years ended December 31, 2002, the Company implemented various restructuring actions in an effort to eliminate unprofitable businesses and better align costs with the remaining level of revenues generated.

In 2002, the Company recorded $2.1 million in restructuring charges as a result of combining the Utilities and Communications business with the IMGS business segment. Severance costs associated with the business reorganization totaled almost $1.6 million. Approximately 45 positions were eliminated worldwide, primarily in the sales and marketing area, with the majority of the expense incurred in Europe. The remaining restructuring costs consisted of accruals for idle building space. These expenses are reflected in "Restructuring charges (credits)" in the 2002 consolidated statement of income. Cash outlays and accrued liability in 2002 for this restructuring approximated $38,000 and $2.1 million, respectively. The Company estimates that the reorganization of these business units will result in annual savings of approximately $2.7 million.

In 2001, severance liabilities of $384,000 were reversed in response to unanticipated attrition. This expense reversal is reflected in "Restructuring charges (credits)" in the 2001 consolidated statement of income. Cash outlays in 2001 for severance that related to the 2000 and prior restructuring plans approximated $3.6 million. At December 31, 2001, the Company had no accrued liability related to the prior years' restructuring efforts.

In 2000, the Company incurred restructuring charges of approximately $13.2 million due to its exit from the hardware business and efforts to better align its international operations with its new business segments. Approximately $8.5 million is recorded in "Restructuring charges (credits)" and $4.7 million in "Cost of revenues" in the 2000 consolidated statement of income. The Company's exit from the hardware manufacturing business was completed with the sales of its Intense3D graphics accelerator division and its high-end workstation and server business (see
Note 17 of Notes to Consolidated Financial Statements). The $4.7 million reflected in cost of revenues represented the costs of inventory write-offs. The $8.5 million recorded in "Restructuring charges (credits)" is composed of approximately $3.2 million related to the exit from the hardware business and $5.3 million related to the Company's alignment of its international operations with its new business segments. The $3.2 million includes severance costs of approximately $1.7 million (related to the elimination of approximately 50 positions worldwide, primarily in the sales and marketing area, with the
majority of the related expense incurred in Europe).   The
remaining exit costs were for related fixed asset write-offs of approximately $1.5 million and accruals for lease cancellations and idle building space. The $5.3 million was primarily for employee severance pay and related expenses. The Company eliminated approximately 145 positions worldwide in its sales and marketing, general and administrative, and customer service and support areas, with the majority of the related expense incurred in Europe and Asia. Cash outlays in 2000 for severance that related to the Company's restructuring efforts were $7.3 million. At December 31, 2000, the total remaining accrued liability for severance relating to the reductions in force during the year was $384,000.

Non-operating Income and Expense

Patent Litigation Gain, Net In April 2002, Intergraph and Intel settled a patent infringement lawsuit filed in Alabama Federal Court in 1997 for $300 million, which the Company received in May. In October 2002, the U.S. District Court for the Eastern District of Texas ruled in favor of the Company in a related patent infringement case, resulting in an additional $150 million payment from Intel, which was received in November. The Company recognized a gain of $440.6 million (net of applicable legal fees and other associated litigation costs) on these transactions which is included in "Patent litigation gain, net" in the 2002 consolidated statement of income. See "Litigation and Other Risks and Uncertainties" for further discussion on patent litigation.

Gains on Sales of Assets "Gains on sales of assets" in the consolidated statements of income and cash flows consists of the net gains and losses recognized by the Company on sales of various non-core subsidiaries, divisions, and product lines, and gains recorded on real estate sales. See Notes 16 and 17 of Notes to Consolidated Financial Statements for details of the Company's acquisitions and divestitures during the three-year period ended December 31, 2002.

In 2002, the Company reported an additional gain of $2 million from the Intense3D transaction as the shares originally placed in escrow were released in March 2002. In May 2002, Creative Technology Ltd. ("Creative") purchased all of the outstanding shares of 3Dlabs Inc., Ltd. ("3Dlabs") for $3.60 per share, paying one-third in cash and two-thirds in Creative common stock. The Company recognized a gain of $17 million on the sale of its 3Dlabs stock to Creative. In July 2002, Intergraph sold approximately 789,000 shares of Creative stock for a net loss of $1.3 million. These transactions are included in "Gains on sales of assets" in the 2002 consolidated statement of income. At December 31, 2002, the Company owned approximately 1.5 million shares of Creative common stock with a market value of $10.6 million.

In 2001, the Company reported an additional gain from the BSI transaction of approximately $10.1 million as part of the initial consideration for the sale, as well as consideration for transferred maintenance revenues for the products sold to BSI, as provided for in the original sale agreement. Also in 2001, the Company reported an additional gain of $581,000 as a result of the final calculation and settlement of the earn-out provisions with 3Dlabs. In 2001, the Company sold its Middle East operation, reporting a net gain of $530,000. See "Litigation and Other Risks and Uncertainties" for a discussion of pending litigation with BSI.

In 2000, the Company recorded a gain of $23 million on the sale of its civil, plotting, and raster product lines to BSI and a gain of $15.7 million on the sale of its Intense3D graphics accelerator division to 3Dlabs. Also in 2000, the Company sold several real estate holdings including some of the buildings on its Huntsville, Alabama, campus for an aggregate gain of $1.9 million, and land and a building in The Netherlands for an aggregate gain of $5.2 million. Other significant transactions for 2000 include a $2 million gain recognized on the sale of a non-core software product line, a $1.5 million gain on the sale of an investment in an affiliate, a $1.5 million gain on the termination of a long-term capital lease, and a loss of $1.3 million on the sale of the Company's Singapore subsidiary.

Interest Income Interest income was $6.9 million in 2002, $7.4 million in 2001, and $4.8 million in 2000. Although interest income from short-term investments increased during 2002 due to proceeds from patent litigation, interest income declined compared to 2001 due primarily to a decrease in the amount of interest received on notes receivable. Also, the 2001 amount included past due interest received due to settlement of the Micrografx, Inc. ("Micrografx") convertible subordinated debenture.

Interest Expense Interest expense was $219,000 in 2002, $1.8 million in 2001, and $4 million in 2000. The Company's average outstanding debt has declined due to repayment of borrowings utilizing existing cash balances and the proceeds from patent litigation. See Note 7 of Notes to Consolidated Financial Statements for details of the Company's financing arrangements.

Other Income (Expense), Net "Other income (expense), net" in the consolidated statements of income consists primarily of foreign exchange gains and losses and other miscellaneous items of non-operating income and expense. In 2002, this amount included a $7 million write-down of the other-than-temporary loss on Creative stock, a $277,000 net foreign exchange gain, an additional gain of approximately $1.1 million on the prior sale and leaseback of a European office building, a dividend of $376,000 from Creative, and $691,000 in gains on the sales of various assets. In 2001, this amount included a $3.8 million payment received from Micrografx for a convertible debenture held by the Company, $1.7 million for a Mentor Graphics warrant, and a net foreign exchange loss of $1.5 million. In 2000, this amount included a $5 million write-down of the value of the Micrografx convertible debenture and a net foreign exchange loss of $3.9 million. See "Impact of Currency Fluctuations and Currency Risk Management" and Notes 6 and 17 of Notes to Consolidated Financial Statements.

Income Taxes

The Company earned pretax income before minority interest of $469.2 million in 2002, compared to $28.9 million in 2001 and $19.2 million in 2000. Income tax expense in 2002 was attributable both to income from patent litigation and from taxes on individually profitable subsidiaries. Income tax expense in 2001 and 2000 resulted primarily from taxes on individually profitable subsidiaries, including the Company's 60% ownership interest in Z/I Imaging in 2001 and 2000.

Note 11 of Notes to Consolidated Financial Statements contains a reconciliation of statutory income tax expense to actual income tax expense for each year in the three-year period ended December 31, 2002, and includes further details of the Company's tax position, including net income and tax credit carryforwards.

Results by Business Segment

Over the past three years, the Company has focused on organizing the Company into four business segments, along with an Intellectual Property division ("IP") and a corporate oversight function ("Corporate"). The following discussion provides a comparative analysis of results of operations before restructuring charges (credits) based on the Company's business structure for 2002. See Note 15 of Notes to Consolidated Financial Statements for further explanation and details of the Company's segment reporting.

PPO PPO earned operating income of $19 million, $6.8 million, and $9.9 million on revenues of $124.1 million, $116.5 million, and $123.7 million, in 2002, 2001, and 2000, respectively. The 7% increase in revenue in 2002 is due to nonrecurring revenue in the shipbuilding business and growth in new products covering instrumentation design, materials/procurement management, and information management software. The 6% decline in revenue from 2000 to 2001 is due to a reduction in hardware sales and associated maintenance revenue due to the Company's exit from the hardware business in 2000 and the reduction of maintenance revenue resulting from the sale of certain non-core products to BSI. PPO's total gross margin improved from 61% in 2001 to 68% in 2002 as a result of growth in higher margin products, improvements in services margins, and less sales of low-margin products like hardware and hardware maintenance. The 2001 margin improvement from 52% in 2000 is the result of a reduction in sales of lower-margin products. Operating expenses were flat with the 2001 level and increased 20% from 2000 to 2001, mainly in product development.

IMGS In 2002, IMGS reported an operating loss of $1 million on revenue of $195.1 million, compared to 2001 operating income of $6.1 million on revenue of $222.7 million and 2000 operating income of $13.2 million on revenue of $272 million. IMGS' declines in revenue and operating income are the result of less capital spending in the utilities; communications; local, state, and federal government; and earth imaging markets. The 2001 results also included nonrecurring transactions causing 2002 revenue to appear low in comparison. Compared to 2000, 2001 systems revenue was adversely impacted by weakened demand for the Company's hardware product offerings due to the exit from the hardware business and maintenance revenue declined due to the
sale of certain non-core products to BSI.   Services revenue
increased 6% to partially offset these declines. IMGS' total gross margin was approximately 48% in 2002, slightly higher than 47% in 2001 after improving from 41% in 2000 due primarily to an improved overall business mix between hardware, software, and services revenue. Operating expenses decreased 3% from the 2001 level as the result of a decrease in headcount and an increase in development costs that qualified for capitalization. Operating expenses were flat between 2001 and 2000.

ISG In 2002, ISG earned operating income of $5.9 million on revenue of $127 million, compared to 2001 operating income of $10 million on revenue of $134.1 million and 2000 operating income of $13.8 million on revenue of $159.5 million. ISG's maintenance revenues in 2002 and 2001 were adversely impacted by the Company's exit from the hardware business in 2000. This decline will continue as more hardware maintenance contracts reach conclusion in 2003. Systems revenue in 2001 was adversely impacted by weakened demand for the Company's hardware product offerings due to the exit from the hardware business. ISG's total gross margin was 24% in 2002, a slight decrease compared to 25% in 2001 which decreased from 28% in 2000. The 2002 decrease was due to a significant, nonrecurring government purchase of third-party software with very low margin. The 2001 margin decrease was due to declines in the hardware sales and hardware maintenance businesses as noted above. Operating expenses increased 3% from the 2001 level due to higher sales and marketing expenses associated with expanding into the commercial services market and decreased 22% from 2000 to 2001 due to reductions in headcount and bad debt expenses.

IPS IPS earned operating income of $14.7 million, $8.2 million, and $1.9 million on revenues of $63.6 million, $60.9 million, and $51.9 million in 2002, 2001, and 2000 respectively. A 2002 decline in revenue from Asia and Canada was offset by higher revenue recognized on several major projects in the United States and Europe. The 2002 increase in operating income was due to higher revenue with better gross margins, flat operating expenses, and a one-time sale of software and systems associated with the completion of a large outsourcing contract in Australia. The 2001 margin of 41% was an improvement over 37% in 2000, largely due to higher software content in revenues and better control of project costs.

IP In 2002, the IP division reported an operating loss of $6.6 million compared to an operating loss of $4 million in 2001 and $4.3 million in 2000. Costs are primarily legal fees (related to patent litigation) that were formerly included in the Corporate segment. From second quarter 2002 forward, the legal expenses related to the Intel patent litigation were offset against the settlement proceeds recorded in "Patent litigation gain, net" in the 2002 consolidated statement of income.

Corporate Corporate incurred operating losses of $22 million in 2002, $19.4 million in 2001, and $49.6 million in 2000, on revenues of $13.1 million, $33.8 million, and $185 million, respectively. The decline in revenue is a direct result of the exit from the hardware business. The operating losses are mainly due to continuing costs of exiting the hardware business, including management of warranty reserves, inventory write-downs, and management of a repair depot. Operating expenses for 2002 decreased 11% from 2001 after decreasing 64% from 2000 to 2001 as a result of the Company's ongoing efforts to reduce its corporate overhead, primarily through reductions in headcount.

Outlook for 2003

The Company expects that the markets in which it competes will continue to be characterized by intense competition, rapidly changing technologies, and shorter product cycles. Further improvement in the Company's operating results will depend on further market penetration by accurately anticipating customer requirements and technological trends, and rapidly and continuously developing and delivering new products and services that are competitively priced, offer enhanced performance, and meet customers' requirements. Better operating results will also depend on worldwide economic improvement in the markets served. To increase operating profitability, the Company must achieve revenue growth and continue to align operating expenses with the projected level of revenue. In addition, the Company continues to face legal expenses of unknown duration and amount as it licenses its intellectual property and otherwise asserts its intellectual property rights. The ultimate impact of these initiatives is subject to known and unknown risks and uncertainties. See "Cautionary Note Regarding Forward-Looking Statements."

Litigation and Other Risks and Uncertainties

Intel Litigation As further described in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, the Company has had ongoing litigation with Intel since 1997. In April 2002, the Company and Intel reached an agreement during the course of court-ordered mediation that settled the litigation involving the Company's system-level Clipper cache memory management patents ("Clipper patents"). Under the terms of this settlement agreement, Intel paid $300 million to the Company in May 2002, the lawsuit pending in Alabama was dismissed, the companies signed a highly restricted cross-license agreement, and the Company assigned certain unrelated patents to Intel. The settlement does not require the Company to take any future actions or make any future payments, and specifically reserves the Company's right to enforce its Clipper patents against computer system companies, including customers of Intel. Any patents issued in the future will automatically be licensed to Intel. Any costs associated with any future obligations of the Company are inconsequential. The settlement also established a range of damages for the then pending patent infringement suit in Texas.

The Texas trial was held in July 2002 with final closing arguments in August 2002. On October 10, 2002, the Court ruled that Intergraph's parallel instruction computing ("PIC") patents were valid, enforceable, and infringed by Intel's Itanium and Itanium 2 products. The Court also ruled that the Company was entitled to an injunction on the sale, manufacture, and use of Intel's Itanium and Itanium 2 processors. On October 18, 2002, Intel filed a combined Motion to Reconsider and Motion for a New Trial, which was denied. On October 30, 2002, the Court entered a "Final Judgment and Permanent Injunction" against Intel.
Based on this Final Judgment and pursuant to the terms of the parties' settlement agreement, Intel paid $150 million to the Company in November 2002. Although Intel appealed this ruling in December 2002, the $150 million payment is non-refundable, regardless of the outcome on appeal. Intel will be required to pay an additional $100 million in damages to the Company if the trial court's decision is affirmed on appeal. The appeal process is expected to take between ten to twelve months.

The Company recorded the $300 million settlement and the $150 million award (net of applicable legal fees and other associated litigation costs) as a separate line item in the other income (expense) section of the 2002 consolidated statement of income.

In 1997, the Company placed a number of computer system vendors on notice that it believed their products infringed the Clipper patents. The Company continued to offer to negotiate a patent license with these system vendors, but such discussions were suspended as a result of the Company's litigation against Intel. The Company's lawsuit against Intel was filed in 1997 and settled in April 2002; however, the Intel settlement agreement did not include licenses for Intel's customers (the system vendors who combined an Intel processor with certain other non-Intel components). Rather, the Intel settlement agreement expressly excludes any license regarding the system vendors' sale of infringing computer systems and specifically records the Company's intention to seek payment for patent licenses from the system vendors.

Original Equipment Manufacturers ("OEM") Litigation  On December
16, 2002, the Company filed a patent infringement action against Dell Computer Corporation(TM), Gateway Inc.(TM), and Hewlett-Packard Co.(TM) (including the former Compaq Computer Corporation(TM)) in the U.S. District Court for the Eastern District of Texas ("OEM case") claiming that products from these computer vendors infringe three Clipper patents owned by the Company (U.S. Patent Numbers 4,899,275, 4,933,835, and 5,091,846). These patents relate to memory management technology.

The OEM case seeks unspecified damages for past infringement (including enhanced damages), a statutory patent injunction, prejudgment interest, costs, and attorneys' fees. The defendants have not yet been served the summons and complaint. The Company is using the time between filing the lawsuit and serving the complaint to pursue licensing discussions with the defendants. As a result, the Court has not yet set the trial schedule. The Company cannot speculate as to the timing or outcome of its discussions with the defendants or the setting of a trial schedule. The Company also has not ruled out the possibility of adding additional defendants to the pending OEM case.

Texas Instruments Litigation On January 30, 2003, the Company filed a patent infringement action against Texas Instruments(TM) ("TI") in the U.S. District Court for the Eastern District of Texas ("TI case"). The TI case pertains to the Company's PIC patents, United States Patent Numbers 5,560,028, 5,794,003, and 6,360,313 B1, and states that such patents are infringed by TI's family of Digital Signal Processors marketed under the name TMS320C6000(TM). These devices are used as high-performance embedded controllers in consumer products. Their applications include audio and video encoders and decoders, broadband solutions, optical networking, telephony, voice processing, and wireless communications. The Company believes that publicly available documents for the TMS320C6000 product family confirm that the processors employ the same PIC technology described by the Company's PIC patents. These same patents have already been found to be valid and enforceable by the U.S. District Court for the Eastern District of Texas and were also licensed from the Company by Fujitsu in September 2002. As with the OEM case, the Company intends to use the time between filing and serving the complaint to pursue licensing discussions with TI. As a result, the Company cannot speculate as to the timing or outcome of its discussions with TI or the setting of a trial schedule.

BSI Litigation In December 2002, the Company filed a declaratory judgment action in Madison County, Alabama, against BSI. The action requests the Court to interpret the parties' asset purchase agreement and promissory note, and require BSI to specifically perform the repayment of the same. The asset purchase agreement and note were executed in conjunction with the sale of the Company's civil, plotting, and raster software product lines to BSI in 2000. BSI subsequently filed a summons, but no complaint, against the Company in Philadelphia, Pennsylvania, and thereafter, in January 2003, filed a summons and complaint against the Company in Delaware. The Delaware complaint alleges that the Company breached certain terms of the asset purchase agreement. BSI did not specify an amount of damages in its Delaware actions, and the Company does not believe that such claims are likely to be of a size or nature that would impact the operations of the Company. The Company intends to vigorously pursue its claims against BSI, and defend the claims asserted by BSI.

Other Litigation The Company has other ongoing litigation, none of which is considered to represent a material contingency for the Company at this time; however, any unanticipated unfavorable ruling in any of these proceedings could have an adverse impact on the Company's results of operations and cash flows.

Other Risks and Uncertainties The Company owns and maintains a number of registered patents and registered and unregistered copyrights, trademarks, and service marks. The patents and copyrights held by the Company are the principal means by which the Company preserves and protects the intellectual property rights embodied in the Company's products. Similarly, trademark rights held by the Company are used to preserve and protect the reputation of the Company's registered and unregistered trademarks. The ultimate impact of these initiatives is subject to known and unknown risks and uncertainties. See "Cautionary Note Regarding Forward-Looking Statements."

In 2002, the Company established an intellectual property division that is responsible for protecting and licensing the Company's intellectual property. During 2002, this division retained a consulting firm to help develop a licensing program and strategies for engaging companies using the Company's patented technologies.

In January 2003, the Company entered into a cross-licensing agreement with International Business Machines Corporation ("IBM") that will extend for ten years. The agreement settled all patent infringement claims between IBM and the Company. Under the agreement, IBM will transfer ownership of various IBM patents to the Company. IBM will also make a balancing payment of $10 million during 2003. The ultimate impact of these initiatives is subject to known and unknown risks and uncertainties. See "Cautionary Note Regarding Forward-Looking Statements."

As industry standards proliferate, there is a possibility that the patents of others may become a significant factor in the Company's business. Computer software technology is increasingly being protected by patents, and many companies, including the Company, are developing patent positions for software innovations. It is unknown at the present time whether various patented software technology will be made generally available under licenses, or whether specific innovations will be held by their inventors and not made available to others. In many cases, it may be possible to employ software techniques that avoid the patents of others, but the possibility exists that some features needed to compete successfully in a particular segment of the software market may be unavailable or may require an unacceptably high cost via royalty arrangements. Patented software techniques that become de facto industry standards are among those that may raise costs or may prevent the Company from competing successfully in particular markets.

An inability to protect the Company's copyrights, trademarks, and patents, or to obtain current technical information or any required patent rights of others through licensing or purchase, all of which are important to success in the markets in which the Company competes, could significantly reduce the Company's revenues and adversely affect its results of operations.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2002, cash and short-term investments totaled $506 million compared to $110.8 million and $119.8 million at December 31, 2001, and 2000. The improvement in cash and short-term investments in 2002 is due primarily to the receipt of $450 million from the Intel litigation, $13.4 million from the sale of its 3Dlabs stock, and $7.9 million from the sale of Creative stock. During 2002, the Company spent approximately $83.6 million to purchase 4,734,000 shares of its common stock under a stock repurchase program.

In August 2002, the Company terminated its secured credit agreement. (See the Company's Annual Report on Form 10-K for the year ended December 31, 2001, for complete details of this credit agreement.) Due to its current cash position, the Company believes a general line of credit is unnecessary at this time.

In September 2002, in order to reduce the cost of issuing letters of credit, the Company established a credit line with Wells Fargo Bank to cover its outstanding letters of credit. This credit line is secured by $15 million of interest-bearing securities. Under this arrangement, the Company earns interest on the securities and withdrawal of securities is allowed, but the Company is required to maintain a level of securities sufficient to cover total outstanding letters of credit (which totaled $9.7 million at January 31, 2003).

The Company's average collection period for accounts receivable in 2002 was approximately 87 days, representing a slight decrease from the prior year. Approximately 70% of the Company's 2002 revenues were derived from international customers and the U.S. government, both of which traditionally have longer collection periods. Total U.S. government accounts receivable were $26.7 million at December 31, 2002 (compared with $27.7 million at December 31, 2001). The Company endeavors to enforce its payment terms with these and other customers, and grants extended payment terms only in very limited circumstances.

During 2002, the Company reduced its debt under various floating rate arrangements to approximately $169,000 (see Note 7 of Notes to Consolidated Financial Statements). Due to the immaterial amount of debt at December 31, 2002, market risk of future increases in interest rates is not currently considered material.

The Company expects that capital expenditures will require $10 million to $12 million in 2003, primarily for the purchase of computer equipment. The Company does not anticipate significant non-operating events that will require the use of cash, with the exception of its stock repurchase program. In 2002, the stock repurchase program was extended to December 31, 2004, and funding was increased to $175 million. See the Company's Annual Report on Form 10-K for the year ended December 31, 2001, for further discussion.

The Company's general financial condition improved in 2002, and it generated positive operating cash flow for the third consecutive year. The Company believes that the combination of existing cash balances and improved cash flow from operations will substantially exceed cash requirements for operations for 2003.

FOURTH QUARTER 2002

Revenue in fourth quarter was $122 million, down 8% from fourth quarter 2001. The Company earned net income of $90.1 million ($1.85 per share diluted) for the quarter, compared to net income of $11.9 million ($.23 per share diluted) in fourth quarter 2001. The revenue decline from the prior-year period was primarily due to a large one-time sale of third-party hardware in fourth quarter 2001. Despite the decline in revenue, the Company reported income from operations of $.01 per share diluted, compared to income from operations of $.03 per share diluted for fourth quarter 2001. The impact of the revenue decline was partially offset by a 13% decrease in cost of revenues. Gross margin improved from 46% of total revenues in 2001 to 49% in 2002, primarily from increased software content in the product mix. Operating expenses decreased 4% from the fourth quarter 2001 level. Fourth quarter 2002 operating results were impacted by the Intel patent litigation gain of $148.2 million and by other net expense of $4.5 million, including the $7 million write-down of a long-term investment. Fourth quarter 2001 operating results included gains on sales of assets of $5.9 million, primarily related to additional purchase price consideration on the sale of the Company's civil, plotting, and raster product lines to BSI, $3.9 million for settlement of the Micrografx convertible debenture, and $1.7 million for the sale of the Mentor Graphics warrant.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections, which requires gains and losses on extinguishments of debt to be classified as income or loss from continuing operations rather than as extraordinary items (as previously required under Statement 4) and requires certain modifications to capital leases. The provisions related to the rescission of Statement 4 become effective for the Company in 2003, the provisions related to Statement 13 became effective for the Company for transactions occurring after May 15, 2002, and all other provisions of this statement became effective for financial statements issued after May 15, 2002. The Company does not expect the adoption of SFAS No. 145 to have a significant impact on its consolidated results of operations or financial position.

In July 2002, FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a significant impact on its consolidated results of operations or financial position.

On December 31, 2002, FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. The provisions of this Statement became effective for the Company for the year ended December 31, 2002. The Company does not expect the adoption of SFAS No. 148 to have a significant impact on its consolidated results of operations or financial position. See Note 12 of Notes to Consolidated Financial Statements for information regarding the Company's stock-based compensation plans.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are disclosed in
Note 1 of Notes to Consolidated Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management use judgments to make estimates and assumptions that affect the amounts reported in the financial statements. As a result, there is some risk that reported financial results could have been different had other methods, assumptions, and estimates been used.

The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity in preparing its consolidated financial statements.

Revenue Recognition

IMGS, ISG, and IPS derive a significant portion of revenue from contracts accounted for by the percentage-of-completion method with contractual terms generally fixed. The Company regularly reviews its progress on these contracts and reviews the estimated costs of fulfilling its obligations. If the Company does not accurately estimate the resources required or the scope of the work to be performed, or does not manage these contracts properly within the planned periods of time or satisfy its obligations under the contracts, then future revenue and margins may be significantly and negatively affected, or losses on existing contracts may need to be recognized. Any resulting reductions in revenues, margins, or contract losses could be material to the Company's results of operations.

Capitalized Software

The Company capitalizes certain costs incurred after the technological feasibility of new software products has been established and amortizes these costs on a straight-line basis once revenues begin to be generated by these products. Though the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that, for any given product, revenues will not materialize in amounts anticipated due to industry conditions that include price and performance competition, or that products will have shorter lives. Should these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on the Company's systems margin and results of operations. During 2002, 2001, and 2000, the Company assessed projects in process and associated costs capitalized for any net realizable value concerns. Based on this assessment, the Company decided to cease further capitalization for certain projects and increase product development expense by $10.5 million, $8.6 million, and $3.9 million in 2002, 2001, and 2000, respectively.

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

Investment in Debt and Equity Securities

The Company holds minority interests in companies having operations or technology in areas within its strategic focus, some of which are publicly traded and can have highly volatile share prices, and some of which are in non-publicly traded companies whose value is difficult to determine. The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments, thereby possibly requiring an impairment charge in the future.

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

Patent Litigation Gain

The Company accounted for the Intel settlement as a one-time event, net of applicable costs, and has received SEC staff concurrence with this financial statement presentation.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Impact of Currency Fluctuations and Currency Risk Management

International markets, particularly Europe and Asia, continue in importance to the industry and to the Company. The Company's operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policy restrictions, worldwide political conditions, currency exchange fluctuations, and other factors.

Fluctuations in the value of the U.S. dollar in international markets can have a significant impact on the Company's results of operations. For 2002, approximately 43% of the Company's revenue was derived from customers outside the United States, primarily through subsidiary operations. Most subsidiaries sell to customers and incur and pay operating expenses in local currencies. These local currency revenues and expenses are translated into U.S. dollars for reporting purposes. A stronger U.S. dollar will decrease the level of reported U.S. dollar orders and revenues, decrease the U.S. dollar gross margin, and decrease reported U.S. dollar operating expenses of the international subsidiaries. A weaker U.S. dollar will have the opposite impact. The Company estimates that the weakening of the U.S. dollar in its international markets improved its results of operations by approximately $.04 per share (basic and diluted) in 2002. For 2001 and 2000, the Company estimated that the strengthening of the U.S. dollar adversely impacted its results of operations by approximately $.03 and $.08 per share (basic and diluted), respectively.

The Company estimates that the result of a uniform 10% strengthening in the value of the U.S. dollar relative to the currencies in which the Company's sales are denominated would result in a decrease in earnings of approximately $3 million for the year ended December 31, 2002. Likewise, a uniform 10% weakening in the value of the U.S. dollar would result in increased earnings of approximately $3 million. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, exchange rate fluctuations may also affect the volume of sales and foreign currency sales prices. The Company's estimation of the effects of changes in foreign currency exchange rates does not consider potential changes in sales levels or local currency prices. The Company's income statement exposure to currency fluctuations has declined successively over the past three years as the result of declining hardware sales in its international regions. See Note 15 of Notes to Consolidated Financial Statements for a summary of the Company's revenues by geographic area.

The Company conducts business in all major markets outside the United States, but the most significant of these operations with respect to currency risk are located in Europe and Asia. Local currencies are the functional currencies for the Company's European and Canadian subsidiaries. The U.S. dollar is the functional currency for all other international subsidiaries. See Note 1 of Notes to Consolidated Financial Statements for a description of the Company's policy for managing the currency risks associated with its international operations.

In 2002, the Company recorded a net foreign exchange gain of $277,000. In 2001 and 2000, the Company incurred net foreign exchange losses of $1.5 million and $3.9 million, respectively. The Company's exchange losses for 2001 and 2000 resulted primarily from the strengthening of the U.S. dollar against the Euro, particularly with respect to Euro-denominated intercompany receivables. The 2001 exchange loss also included approximately $715,000 in loss incurred as the result of subsidiary recapitalizations. Effective first quarter 2000, the Company ceased hedging any of its foreign currency risks. At December 31, 2002, the Company had no forward exchange contracts outstanding.

The Company estimates that a uniform 10% strengthening or weakening in the value of the U.S. dollar relative to the currencies in which such intercompany receivables and loans are denominated at December 31, 2002, would not result in a significant loss or improvement in earnings. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. The Company's intercompany receivables have declined as the result of declining sales volumes, reducing the Company's currency exposure with respect to these items.

Euro Conversion On January 1, 1999, eleven member countries of the European Monetary Union ("EMU") fixed the conversion rates of their national currencies to a single common currency, the Euro. In September 2000, and with effect from January 1, 2001, Greece became the twelfth member of the EMU to adopt the Euro. Euro currency began to circulate on January 1, 2002, and the individual national currencies of the participating countries were withdrawn from circulation by February 28, 2002. All of the Company's financial systems currently accommodate the Euro, and since 1999, the Company has conducted business in Euros with its customers and vendors who chose to do so without encountering significant administrative problems. While the Company continues to evaluate the potential impacts of the common currency, at present it has not identified significant risks related to the Euro. The full Euro conversion in 2002 did not have a material impact on the Company's results of operations or financial condition, and to date, the conversion to one common currency has not impacted the Company's pricing in European markets.

See Notes 1 and 6 of Notes to Consolidated Financial Statements for further information related to management of currency risk.