Form 10-K, Exhibit 13
period 2002-12-31
INTERGRAPH CORP
filed 2003-03-27
CIK 351145

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

-----------------------------------------------------------------------
December 31,                                       2002          2001
-----------------------------------------------------------------------
(In thousands, except share and per share amounts)

Assets
  Cash and cash equivalents                       $490,097     $ 99,773
  Short-term investments                            15,927       11,035
-----------------------------------------------------------------------
      Total cash and short-term investments        506,024      110,808
  Accounts receivable, net                         152,187      158,873
  Inventories, net                                  19,397       24,125
  Other current assets                              39,795       32,687
-----------------------------------------------------------------------
      Total current assets                         717,403      326,493
  Investments in affiliates                         20,700       20,654
  Capitalized software development costs, net       29,830       24,209
  Other assets, net                                 16,889       34,680
  Property, plant, and equipment, net               50,818       51,974
-----------------------------------------------------------------------
      Total Assets                                $835,640     $458,010
=======================================================================
Liabilities and Shareholders' Equity
  Trade accounts payable                          $ 17,850     $ 22,897
  Accrued compensation                              31,541       31,693
  Other accrued expenses                            35,730       43,765
  Billings in excess of sales                       43,908       37,968
  Income taxes payable                              67,477        9,913
  Short-term debt and current maturities of
   long-term debt                                      169        2,619
-----------------------------------------------------------------------
      Total current liabilities                    196,675      148,855
-----------------------------------------------------------------------
  Deferred income taxes                             16,260        2,573
  Other noncurrent liabilities and long-term debt      995        3,843
-----------------------------------------------------------------------
      Total noncurrent liabilities                  17,255        6,416
-----------------------------------------------------------------------
  Minority interest in consolidated subsidiaries       ---        7,526
-----------------------------------------------------------------------
  Shareholders' equity
   Common stock, par value $.10 per share - 100,000,000
     shares authorized; 57,361,362 shares issued     5,736        5,736
   Additional paid-in capital                      206,888      210,748
   Retained earnings                               586,020      208,268
   Accumulated other comprehensive loss               (659)     (20,603)
-----------------------------------------------------------------------
                                                   797,985      404,149
   Less - cost of treasury shares (11,198,767 at
     December 31,2002, and 7,539,419 at December
     31, 2001)                                    (176,275)    (108,936)
-----------------------------------------------------------------------
      Total shareholders' equity                   621,710      295,213
-----------------------------------------------------------------------
     Total Liabilities and Shareholders' Equity   $835,640     $458,010
=======================================================================

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

----------------------------------------------------------------------
Year Ended December 31,                    2002      2001       2000
----------------------------------------------------------------------
 (In thousands, except per share amounts)

Revenues
  Systems                               $287,999   $301,483   $426,791
  Maintenance                            121,513    125,305    160,456
  Services                                91,665    105,273    103,207
----------------------------------------------------------------------
     Total revenues                      501,177    532,061    690,454
----------------------------------------------------------------------

Cost of revenues
  Systems                                146,525    153,790    266,147
  Maintenance                             55,162     66,367     87,793
  Services                                65,550     78,578     84,237
----------------------------------------------------------------------
     Total cost of revenues              267,237    298,735    438,177
----------------------------------------------------------------------
     Gross profit                        233,940    233,326    252,277

Product development expenses              50,669     53,892     56,319
Sales and marketing expenses              96,689     96,258    118,402
General and administrative expenses       76,197     75,473     92,699
Restructuring charges (credits)            2,106       (384)     8,498
----------------------------------------------------------------------
     Income (loss) from operations         8,279      8,087    (23,641)

Patent litigation gain, net              440,623        ---        ---
Gains on sales of assets                  17,214     11,243     49,546
Interest income                            6,886      7,427      4,809
Interest expense                            (219)    (1,793)    (4,031)
Other income (expense), net               (3,611)     3,954     (7,457)
----------------------------------------------------------------------
     Income before income taxes and
       minority interest                 469,172     28,918     19,226

Income tax expense                       (91,135)    (8,500)    (6,600)
----------------------------------------------------------------------
     Income before minority interest     378,037     20,418     12,626

Minority interest in earnings of
  consolidated subsidiaries                 (285)      (476)    (2,531)
----------------------------------------------------------------------

     Net income                         $377,752   $ 19,942   $ 10,095
======================================================================
Net income per share:
    Basic                               $   7.87   $   0.40   $   0.20
    Diluted                             $   7.47   $   0.39   $   0.20
======================================================================
Weighted average shares outstanding:
    Basic                                 47,991     49,578     49,368
    Diluted                               50,536     51,620     49,855
======================================================================

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------
Year Ended December 31,                     2002      2001      2000
----------------------------------------------------------------------
(In thousands)

Cash Provided By (Used For):
Operating Activities
  Net income                              $377,752  $ 19,942  $ 10,095
  Adjustments to reconcile net income to
  net cash provided by (used for)
  operating activities:
    Depreciation                            9,677     11,917    14,980
    Amortization                           15,535     14,307    18,906
    Provision for losses on accounts
     receivable                             3,851      1,348     5,507
    Non-cash portion of restructuring
     charges                                2,069        ---     5,696
    Noncurrent portion of deferred income
     taxes                                 13,695     (4,043)     (267)
    Write-down of long-term investment      6,956        ---       ---
    Write-down of convertible debenture       ---        ---     5,000
    Gains on sales of assets              (17,214)   (11,243)  (49,546)
    Net changes in current assets and
     liabilities                           47,239     (7,759)   30,875
----------------------------------------------------------------------
    Net cash provided by operating
    activities                            459,560     24,469    41,246
----------------------------------------------------------------------

Investing Activities
  Net proceeds from sales of assets        34,368     12,734    38,362
  Purchases of property, plant, and
   equipment                              (10,713)    (9,675)   (7,244)
  Purchases of short-term investments    (270,088)   (11,035)      ---
  Proceeds from short-term investments    266,654        ---       ---
  Capitalized software development costs  (11,294)    (4,827)  (10,829)
  Capitalized internal use software costs  (1,147)    (1,973)   (1,057)
  Business acquisitions, net of cash
   acquired                                (7,317)    (2,904)      ---
  Other                                      (451)       148    (3,349)
----------------------------------------------------------------------
    Net cash provided by (used for)
    investing activities                       12    (17,532)   15,883
----------------------------------------------------------------------

Financing Activities
  Gross borrowings                             81      1,653       ---
  Debt repayment                           (3,655)   (28,518)  (23,368)
  Treasury stock repurchase               (83,588)    (1,875)      ---
  Proceeds of employee stock purchases
   and exercises of stock options          12,389      3,818     1,630
----------------------------------------------------------------------
    Net cash used for financing activities(74,773)   (24,922)  (21,738)
----------------------------------------------------------------------
Effect of exchange rate changes on cash     5,525     (2,090)   (4,056)
----------------------------------------------------------------------
Net increase (decrease) in cash and cash
  equivalents                             390,324    (20,075)   31,335
Cash and cash equivalents at beginning
  of year                                  99,773    119,848    88,513
----------------------------------------------------------------------
Cash and cash equivalents at end of year $490,097   $ 99,773  $119,848
======================================================================

The accompanying notes are an integral part of these consolidated financial statements.


INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

------------------------------------------------------------------------------------------------------------------------
                                                                             Accumulated
                                                       Additional               Other           	    Total
                                              Common    Paid-in   Retained   Comprehensive    Treasury   Shareholders'
                                              Stock     Capital   Earnings   Income (Loss)      Stock       Equity
------------------------------------------------------------------------------------------------------------------------
(In thousands except share amounts)

  Balance at January 1, 2000                  $5,736    $216,943   $178,231   $ (5,506)      $(118,704)     $276,700

Comprehensive income (loss):
  Net income                                     ---         ---     10,095        ---             ---        10,095
  Other comprehensive loss:
     Foreign currency translation adjustments    ---         ---        ---     (2,738)            ---           ---
      Less: Net translation loss realized upon
            liquidation of subsidiary            ---         ---        ---        252             ---           ---
      Net foreign currency translation                                             ---
       adjustments                               ---         ---        ---     (2,486)            ---        (2,486)
     Net unrealized holding losses on
      investments                                ---         ---        ---     (7,939)            ---        (7,939)
                                                                                                               -----
       Comprehensive loss                        ---         ---        ---        ---             ---          (330)
                                              								       =====
Issuance of 305,447 shares under employee stock
 purchase plan                                   ---      (2,839)       ---        ---           4,452         1,613
Issuance of 3,250 shares upon exercise of stock
 options                                         ---         (25)       ---        ---              42            17
------------------------------------------------------------------------------------------------------------------------
  Balance at December 31, 2000                 5,736     214,079    188,326    (15,931)       (114,210)      278,000

Comprehensive income (loss):
  Net income                                     ---         ---     19,942        ---             ---        19,942
  Other comprehensive loss:
     Foreign currency translation adjustments    ---         ---        ---     (1,385)            ---        (1,385)
     Net unrealized holding losses on
      investments                                ---         ---        ---     (3,287)            ---        (3,287)
													       -----
       Comprehensive income                      ---         ---        ---        ---             ---        15,270
													      ======
Repurchase of 195,000 shares of treasury stock   ---         ---        ---        ---          (1,875)       (1,875)
Issuance of 147,478 shares under employee stock
 purchase plan                                   ---        (746)       ---        ---           2,143         1,397
Issuance of 344,555 shares upon exercise of
 stock options                                   ---      (2,585)       ---        ---           5,006         2,421
------------------------------------------------------------------------------------------------------------------------
  Balance at December 31, 2001                 5,736     210,748    208,268    (20,603)       (108,936)      295,213

Comprehensive income:
  Net income                                     ---         ---    377,752        ---             ---       377,752
  Other comprehensive income:
     Foreign currency translation adjustments    ---         ---        ---      9,366             ---         9,366
     Net unrealized holding gains on investments ---         ---        ---     22,724             ---        22,724
     Reclassification adjustments for gains
      included in net income                     ---         ---        ---    (12,146)            ---       (12,146)
													      ------
       Comprehensive income                      ---         ---        ---        ---             ---       397,696
													     =======
Repurchase of 4,734,100 shares of treasury stock ---         ---        ---        ---         (83,588)      (83,588)
Tax benefits related to stock option plans       ---       4,283        ---        ---             ---         4,283
Issuance of 107,806 shares under employee stock
 purchase plan                                   ---        (115)       ---        ---           1,630         1,515
Issuance of 966,946 shares upon exercise of
 stock options                                   ---      (8,028)       ---        ---          14,619         6,591
------------------------------------------------------------------------------------------------------------------------
  Balance at December 31, 2002                $5,736    $206,888   $586,020   $   (659)      $(176,275)     $621,710
========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


INTERGRAPH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of Intergraph Corporation ("the Company" or "Intergraph") and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

The Company's operations are divided for operational and management purposes into four separate business segments, along with an Intellectual Property division ("IP") and a corporate oversight function ("Corporate"): Intergraph Process, Power & Offshore ("PPO"), Intergraph Mapping and Geospatial Solutions ("IMGS"), Intergraph Solutions Group ("ISG"), and Intergraph Public Safety, Inc. ("IPS"). See Note 15 for a description of these business segments.

The Company's products are sold worldwide, with the United States and Europe representing approximately 83% of total revenues for 2002.

Cash Equivalents and Short-Term Investments: The Company's excess funds are generally invested in short-term, highly liquid, interest-bearing securities, which may include short-term municipal bonds, time deposits, money market preferred stocks, commercial paper, and U.S. government securities. The Company limits the amount of credit exposure from any single issuer of securities. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents and short-term investments approximate their fair value. For purposes of financial statement presentation, investments with original maturities of three months or less are considered to be cash equivalents, and investments with original maturities of greater than three months but less than a year are considered to be short-term investments.

The Company's investments in debt securities are stated at a carrying value which approximates fair value and any unrealized holding gains and losses are reported as a component of "Accumulated other comprehensive loss" in the consolidated balance sheets. At December 31, 2002, and 2001, the Company held various debt securities maturing within three months or less with fair market values of approximately $420.1 million and $37.3 million, respectively. For the same two periods, the Company's debt securities with maturities of greater than three months but less than a year were approximately $15.9 million and $11 million, respectively. Gross realized gains and losses on debt securities sold during the three-year period ended December 31, 2002, were not significant, and there were no unrealized holding gains or losses on debt securities at December 31, 2002, or 2001.

Inventories: Inventories are stated at the lower of average cost or market. The Company regularly estimates the degree of technological obsolescence in its inventories and provides inventory reserves on that basis. An inability of the Company to accurately forecast its inventory needs related to its warranty and maintenance obligations could adversely affect gross margin and results of operations. See
Note 2 for a summary of inventory balances.

Other Current Assets: Other current assets reflected in the Company's consolidated balance sheets consist primarily of prepaid expenses, non-trade receivables, the current portion of notes receivable from sales of various non-core businesses and assets, refundable income taxes, and the Company's net current deferred tax asset. See Notes 11, 16, and 17 for a discussion of significant transactions affecting these components.

Investments in Affiliates: Investments in companies in which the Company believes it has the ability to influence operations or finances are accounted for by the equity method. Investments in companies in which the Company does not exert such influence are accounted for at fair value if such values are readily determinable, and at cost if such values are not readily determinable.

The Company's equity ownership in Bentley Systems, Inc. ("BSI") is approximately 34% at December 31, 2002. The Company does not account for its investment in BSI under the equity method due to a lack of significant influence. (See Note 16 for further discussion of the Company's business relationship with BSI.) The book value of the Company's investment in BSI was approximately $9.2 million at December 31, 2002, and 2001. The Company is unable to determine the fair value of this investment.

As a result of the acquisition of 3Dlabs Inc., Ltd. ("3Dlabs") by Creative Technology Ltd. ("Creative") during 2002 (in which the Company sold all of its shares of 3Dlabs stock), the Company now owns approximately 1.5 million shares of Creative common stock. At December 31, 2002, the Company's shares of Creative stock represented a 2% ownership, with a market value of $10.6 million. For complete details of the Company's July 2000 sale of its Intense3D graphics accelerator division to 3Dlabs and all subsequent related events, see Note 17.

Capitalized Software Development Costs: Product development costs are charged to expense as incurred; however, the costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are capitalized when technological feasibility of the product has been established. Such capitalized costs are amortized on a straight-line basis over a period of two to three years. Amortization of these capitalized costs, included in "Cost of revenues
- Systems" in the consolidated statements of income, amounted to $5.8 million in 2002, $4.2 million in 2001, and $9.2 million in 2000.

Although the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that, for any given product, revenues will not materialize in amounts anticipated due to industry conditions that include price and performance competition. Should this occur, the net realizable value of capitalized development costs would decline, producing adverse effects on systems cost of revenues and results of operations. Due to net realizable value concerns, the Company did not capitalize product development expenses of $10.5 million, $8.6 million, and $3.9 million in 2002, 2001, and 2000, respectively, for costs normally eligible for capitalization. Accumulated amortization (net of certain fully amortized projects) in the consolidated balance sheets at December 31, 2002, and 2001, was $14.6 million and $8.8 million, respectively.

In October 2000, the Company entered into a research services agreement to develop an advanced, next-generation shipbuilding software product for the design of commercial and military vessels. The agreement allows for two years of cost funding by the customer to bring the software to commercial release. The terms include a 15% escrow of consulting work until release of product to the customer, sliding scale royalty payable to the customer on future sales of software by the Company, and customer commitment to purchase and pay maintenance on a minimum number of software seats. The Company will retain the intellectual property rights of the software. The agreement was amended in 2002 to waive the 15% escrow of consulting work until release of product and the escrow accumulated to date was paid. The 2002 amendment includes a commitment to spend $3 million in total on services with the customer over two years from the date of software handover, which is expected to occur in second quarter 2003. Services revenues and costs related to the agreement totaled approximately $2.9 million and $1.8 million, respectively, for 2002, and $2.8 million and $1.9 million, respectively, for 2001. Research and development expenses incurred prior to the agreement totaling approximately $9.7 million were capitalized and are included as a component of "Capitalized software development costs" in the consolidated balance sheets at December 31, 2002, and 2001.

Other Assets: Other assets reflected in the Company's consolidated balance sheets consist primarily of purchased software and intellectual property rights (see Notes 4 and 17).

Property, Plant, and Equipment: Expenditures for property, plant, and equipment are capitalized at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. See Note 5 for a summary of property, plant, and equipment balances.

Other Noncurrent Liabilities and Long-Term Debt: Other noncurrent liabilities reflected in the Company's consolidated balance sheets consist primarily of accruals for excess building space and a deferred gain on the sale and leaseback of a European office building. See
Note 7 for a discussion of the Company's debt.

Minority Interest: Effective October 1, 2002, the Company purchased the 40% ownership interest held by Zeiss for approximately $6 million in cash and the transfer of certain reconnaissance camera assets. Z/I Imaging's assets, liabilities, and results of operations are included in the Company's consolidated financial statements as a component of the IMGS business segment. Zeiss' former minority interest in the earnings and equity of this subsidiary is reflected as "Minority interest in earnings of consolidated subsidiaries" and "Minority interest in consolidated subsidiaries," respectively, in the Company's consolidated statements of income and balance sheets. See Note 16 for a discussion of transactions between Z/I Imaging and Zeiss.

Treasury Stock: Treasury stock is accounted for by the cost method. Treasury stock activity for the three-year period ended December 31, 2002, (consisting of stock option exercises, purchases of stock by employees under the Company's stock purchase plan, and the purchase of shares for the treasury) is presented in the consolidated statements of shareholders' equity.

During 2002, the Company's Board of Directors (the "Board") increased the funding for the existing stock repurchase plan from $30 million to $175 million. The plan may be suspended at any time and terminates on December 31, 2004. During 2002, the Company purchased approximately
4.7 million shares of its outstanding common stock. During 2001, the Company purchased approximately 195,000 shares. Total expenditures during 2002 and 2001 under this plan were approximately $83.6 million and $1.9 million, respectively.

Revenue Recognition: The Company recognizes revenue in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), and Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SAB 101 and SOP 97-2 outline basic criteria that must be met prior to the recognition of revenue, including persuasive evidence of a sales arrangement, delivery of products and performance of services, a fixed and determinable sales price, and reasonable assurance of collection. For revenue recognition purposes, the Company considers persuasive evidence of a sales arrangement to be receipt of a signed contract or purchase order.

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

Amounts billed to customers for shipping and handling costs are classified as revenues in the consolidated statements of income with the associated costs included as a component of cost of revenues.

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

Foreign Currency Exchange and Translation: Local currencies were the functional currencies for the Company's European and Canadian subsidiaries in 2002. The U.S. dollar was the functional currency for all other international subsidiaries in 2002. Foreign currency gains and losses resulting from remeasurement or settlement of receivables and payables denominated in a currency other than the functional currency are included in "Other income (expense), net" in the consolidated statements of income. Net exchange gains totaled $277,000 in 2002, compared to net exchange losses of $1.5 million in 2001 and $3.9 million in 2000. Translation gains and losses resulting from translation of subsidiaries' financial statements from the functional currency into U.S. dollars are included as a component of "Accumulated other comprehensive loss" in the consolidated balance sheets.

Derivative Financial Instruments: The Company's policy is to recognize all derivative financial instruments as either assets or liabilities on the balance sheet and measure the instruments at fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and on the type of hedging relationship involved. The designations for such derivative instruments, based on the exposure being hedged, are fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Any net results of effective hedging relationships are presented in the income statement line item associated with the hedged item.

At December 31, 2002, 2001, and 2000, the Company had no freestanding or embedded derivatives.

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

Under the fixed stock option plans, stock options may be granted to employees and directors at exercise prices that are equal to, less than, or greater than the fair market value of the Company's stock on the date of grant. Compensation expense, equal to the difference in exercise price and fair market value on the date of grant, is recognized over the vesting period for options granted at less than fair market value.

In accordance with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company has elected to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock-based plans. Accordingly, the Company has recognized no compensation expense for these plans during the three-year period ended December 31, 2002. Had the Company accounted for its stock-based compensation plans based on the fair value of awards at grant date consistent with the methodology of SFAS 123, the Company's reported net income and income per share for each of the three years would have been impacted as indicated below. The effects of applying SFAS 123 on a pro forma basis for the three-year period ended December 31, 2002, are not likely to be representative of the effects on reported pro forma net income for future years as options vest over several years and as it is anticipated that additional grants will be made in future years.

------------------------------------------------------------------------
Year Ended December 31,                    2002    2001    2000
------------------------------------------------------------------------
(In thousands except per share amounts)

Net income                 As reported   $377,752  $19,942  $10,095
Deduct:  Total stock-based employee
  compensation expense determined
  under fair value based method for
  all awards                               (3,147)  (3,318)  (2,695)
                                         --------- -------- --------
                           Pro forma     $374,605  $16,624  $ 7,400
                                         ========= =======  =======

Diluted income per share   As reported   $   7.47  $  0.39  $  0.20
                           Pro forma     $   7.41  $  0.32  $  0.15
=======================================================================

Income Taxes: The provision for income taxes includes federal, international, and state income taxes currently payable or refundable and income taxes deferred because of temporary differences between the financial statement and tax bases of assets and liabilities (see Note
11).

Net Income Per Share: Basic income per share is computed using the weighted average number of common shares outstanding. Diluted income per share is computed using the weighted average number of common and equivalent common shares outstanding. Employee stock options are the Company's only common stock equivalent and are included in the calculation only if dilutive. For the years ended December 31, 2002, 2001, and 2000, these dilutive shares were 2,545,000, 2,042,000, and
487,000, respectively (see Note 12).

Comprehensive Income (Loss): Comprehensive income (loss) includes net income as well as all other non-owner changes in equity. With respect to the Company, such non-owner equity items include foreign currency translation adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company's comprehensive income or loss for each year in the three-year period ended December 31, 2002, is displayed in the consolidated statements of shareholders' equity and in Note 9.

Reclassifications: Certain reclassifications have been made to 2001 and 2000 amounts to provide comparability with the current year presentation.

NOTE 2 - INVENTORIES

Inventories at December 31, 2002, and 2001, are summarized as follows (in thousands):
------------------------------------------------------------
December 31,                        2002        2001
------------------------------------------------------------

Raw materials                     $ 7,011     $ 7,076
Work-in-process                       877       1,952
Finished goods                      5,436       9,245
Spares                              6,073       5,852
------------------------------------------------------------
Totals                            $19,397     $24,125
============================================================

Inventories on hand at December 31, 2002, and 2001, relate primarily to continuing specialized hardware assembly activity in the Company's IMGS and ISG business segments, and to the Company's continuing warranty and maintenance obligations on computer hardware previously sold.

Amounts currently reflected as work-in-process relate primarily to sales contracts accounted for under the percentage-of-completion method.

NOTE 3 - ACCOUNTS RECEIVABLE

Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. During the two years ended December 31, 2002, the Company experienced no significant losses related to trade receivables from individual customers or from groups of customers in any geographic area in any business segment.

Revenues from the U.S. government were approximately $136.9 million, $143 million, and $132.4 million in 2002, 2001, and 2000, respectively, representing approximately 27% of total revenue in 2002, and 27% and 19% of total revenue in 2001 and 2000, respectively. Accounts receivable from the U.S. government totaled approximately $26.7 million and $27.7 million at December 31, 2002, and 2001, respectively. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity, and cost-based contracts, and through sales of commercial products not covered by long-term contracts. Approximately 80% of the Company's 2002 federal government revenue was earned under long-term contracts.

Accounts receivable include unbilled amounts of $41.1 million and $50.7 million at December 31, 2002, and 2001, respectively. These amounts include amounts due under long-term contracts of approximately $23.8 million and $33.4 million at December 31, 2002, and 2001, respectively. Accounts receivable also include retainages of approximately $2.8 million and $5.1 million at December 31, 2002, and 2001, respectively.

The Company maintained reserves for uncollectible accounts, included in "Accounts receivable, net" in the consolidated balance sheets at December 31, 2002, and 2001, of $15.4 million and $13 million, respectively.

NOTE 4 - INTANGIBLE ASSETS

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," in first quarter 2002. The Company currently reviews all intangible assets on a quarterly basis, and the adoption of this statement did not impact the Company's financial statements. The Company's intangible assets include capitalized software development costs (included as a separate line in the consolidated balance sheets and discussed in Note
1) and other intangible assets (included in "Other assets, net" in the consolidated balance sheets).

At December 31, 2002, and 2001, the Company's intangible assets and related accumulated amortization consisted of the following (in thousands):
--------------------------------------------------------------------------------
                                  2002                          2001
                       --------------------------   ----------------------------
                               Accumulated                   Accumulated
                       Gross   Amortization   Net    Gross   Amortization   Net
--------------------------------------------------------------------------------
Capitalized software
 development          $44,417  $(14,587)   $29,830  $32,982   $ (8,773)  $24,209
Other  intangible
 assets                44,988   (32,522)    12,466   43,787    (23,174)   20,613
--------------------------------------------------------------------------------
Totals                $89,405  $(47,109)   $42,296  $76,769   $(31,947)  $44,822
================================================================================

The Company recorded amortization expense of $15.5 million and $14.3 million for the years ended December 31, 2002, and 2001, respectively. Based on the current intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is as follows: $16 million in 2003, $10 million in 2004, $7 million in 2005, $4 million in 2006, and $4 million in 2007.

NOTE 5 - PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at December 31, 2002, and 2001, are summarized as follows (in thousands):
---------------------------------------------------------------------
December 31,                                      2002         2001
---------------------------------------------------------------------

Land and improvements (15-30 years)            $  8,291      $  7,565
Buildings and improvements (30 years)            76,621        76,010
Equipment, furniture, and fixtures (3-8 years)   80,258        98,870
---------------------------------------------------------------------
                                                165,170       182,445
Allowances for depreciation                    (114,352)     (130,471)
---------------------------------------------------------------------
Totals                                         $ 50,818      $ 51,974
=====================================================================

NOTE 6 - FINANCIAL INSTRUMENTS

Information related to the Company's financial instruments, other than cash equivalents and stock investments in less-than-50%-owned companies, is summarized below.

Short-term Debt: At December 31, 2002, the Company had $169,000 in short-term debt. This debt was repaid in January 2003.

Convertible Debenture: As part of the proceeds of the April 1999 sale of its InterCAP subsidiary to Micrografx, Inc. ("Micrografx"), the Company received a $5.8 million convertible subordinated debenture due on March 31, 2002. In fourth quarter 2000, the Company recorded a $5 million write-down of the value of this debenture due to financial and operational difficulties being experienced by Micrografx. The Company wrote off the remaining $797,000 of the debenture in first quarter 2001 to reflect the continuing financial and operational difficulties being experienced by Micrografx. The 2001 and 2000 write-offs are included in "Other income (expense), net" in the 2001 and 2000 consolidated statements of income, respectively.

On October 31, 2001, Corel Corporation, a Canadian software company, purchased Micrografx. In order to facilitate this purchase, the Company agreed to accept $3.8 million, plus accrued interest of $485,000, for complete settlement of its convertible subordinated debenture.

Stock Warrant: As part of the proceeds of the October 1999 sale of its VeriBest business segment, the Company received a warrant to purchase 500,000 shares of the common stock of Mentor Graphics at a price of $15 per share. At December 31, 2000, the Company's $300,000 estimated value of the warrant was included in "Investments in affiliates" in the consolidated balance sheet. This value was determined using the Black-Scholes option pricing model as of the date of sale of VeriBest. The Company sold the warrant to Mentor Graphics for $2 million in October 2001. A gain of $1.7 million was recognized on the sale and recorded as a component of "Other income (expense), net" in the 2001 consolidated statement of income.

Forward Exchange Contracts:  At December 31, 2002, and 2001, the
Company had no forward exchange contracts outstanding. The Company is not currently hedging any of its foreign currency risks.

NOTE 7 - DEBT AND LEASES

Short- and long-term debt is summarized as follows:

---------------------------------------------------------------------------
December 31,                                          2002     2001
---------------------------------------------------------------------------
(In thousands)

Revolving credit agreement and term loan             $  ---   $   424
Australian term loan                                    ---       255
Long-term mortgages                                     ---       826
Other secured debt                                      ---        65
Short-term credit facilities                            169     2,163
---------------------------------------------------------------------------
Total debt                                              169     3,733
Less amounts payable within one year                   (169)   (2,619)
---------------------------------------------------------------------------
Total long-term debt                                  $ ---   $ 1,114
===========================================================================

In 2002, the Company reduced its total debt by $3.6 million. In August 2002, the Company terminated its fixed-term loan and revolving credit agreement. (See the Company's Annual Report on Form 10-K for the year ended December 31, 2001, for complete details of this credit agreement.) At December 31, 2001, the $3.7 million carrying amount of the Company's floating rate debt approximated fair market values since interest rates on the debt adjusted periodically to reflect changes in market rates of interest.

In September 2002, in order to reduce the cost of issuing letters of credit, the Company established a credit line with Wells Fargo Bank to cover its outstanding letters of credit. This credit line is secured by $15 million of interest-bearing securities. Under this arrangement, the Company earns interest on the securities and withdrawal of securities is allowed, but the Company is required to maintain a level of securities sufficient to cover total outstanding letters of credit (which were $9.7 million at January 31, 2003).

The Company leases various property, plant, and equipment under operating leases as lessee. Rental expense for operating leases was approximately $16.8 million in 2002, $18.3 million in 2001, and $21.6 million in 2000. Subleases and contingent rentals are not significant. Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more are as follows:

-----------------------------------------------------------
                                       Operating
                                   Lease Commitments
-----------------------------------------------------------
(In thousands)

2003                                    $12,118
2004                                      8,077
2005                                      4,982
2006                                      3,176
2007                                      2,631
Thereafter                               21,033
-----------------------------------------------------------
Total future minimum lease payments     $52,017
===========================================================

NOTE 8 - SUPPLEMENTARY CASH FLOW INFORMATION

Changes in current assets and liabilities, net of the effects of business acquisitions and divestitures, in reconciling net income to net cash provided by operations are as follows:

-----------------------------------------------------------------------------
Year Ended December 31,                           2002      2001      2000
-----------------------------------------------------------------------------
(In thousands)

(Increase) decrease in:
  Accounts receivable                           $ 10,536   $15,409  $ 61,627
  Inventories                                      3,601       352     9,837
  Other current assets                           (10,597)   12,330    (1,972)
Increase (decrease) in:
  Trade accounts payable                          (5,301)  (11,690)  (14,470)
  Accrued compensation and other
   accrued expenses                              (12,876)  (18,940)  (10,770)
  Income taxes payable                            57,775     2,425     3,015
  Billings in excess of sales                      4,101    (7,645)  (16,392)
------------------------------------------------------------------------------
Net changes in current assets and liabilities   $ 47,239  $ (7,759) $ 30,875
==============================================================================

Cash payments for income taxes were approximately $20.8 million, $8.3 million, and $8.8 million in 2002, 2001, and 2000, respectively. Cash payments for interest in those years totaled approximately $338,000, $2 million, and $4.1 million, respectively.

Significant non-cash investing and financing transactions in 2002 include a $27.3 million favorable mark-to-market adjustment on the Company's investment in 3Dlabs, offset by a reclassification adjustment of $16.6 million upon the sale of its investment in 3Dlabs stock. (See
Note 9 for additional details on comprehensive income.) In addition, in second quarter 2002, the Company sold its shares in 3Dlabs to Creative, receiving Creative stock valued at $26.8 million as partial consideration.

Significant non-cash investing and financing transactions in 2001 included the receipt of common stock with a value of approximately $10 million as additional consideration (and in satisfaction of the receivable included in the December 31, 2000, consolidated balance sheet) for the sale of the Company's Intense3D graphics accelerator division, offset by a $2.7 million unfavorable mark-to-market adjustment. The mark-to-market adjustment is included in "Accumulated other comprehensive loss" in the December 31, 2001, consolidated balance sheet. Also included in 2001 is a $10.1 million increase to a note receivable as additional consideration for the fourth quarter 2000 sale of its civil, plotting, and raster product lines.

Significant non-cash investing and financing transactions in 2000 included the termination of a long-term lease on one of the Company's facilities. The Company accounted for this lease as a financing lease and, upon termination, long-term debt of $8.3 million and property, plant, and equipment of $6.5 million were removed from the Company's books. Also during 2000, the Company's Intense 3D graphics accelerator division was sold for initial consideration of $11.2 million paid in common stock of the acquirer and a receivable of $8.6 million (included in "Other current assets" in the December 31, 2000, consolidated balance sheet) for additional consideration earned through the end of 2000. During the second half of 2000, a $7.9 million unfavorable mark-to-market adjustment was recorded on the stock received in this transaction and is included in "Accumulated other comprehensive loss" in the December 31, 2000, consolidated balance sheet. Other significant non-cash investing and financing transactions in 2000 included the sales of product lines and a subsidiary in part for long-term notes receivable totaling approximately $13.7 million.

See Note 17 for further details regarding the Company's acquisitions and divestitures during the three-year period ended December 31, 2002.

NOTE 9 - COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is as follows (in thousands):
-----------------------------------------------------------------------------
Year Ended December 31,                         2002       2001      2000
-----------------------------------------------------------------------------

Net income                                     $377,752   $19,942   $10,095
Unrealized holding gains (losses) arising
 during the period                               22,724    (3,287)   (7,939)
Reclassification adjustment for gains
 included in net income                         (12,146)      ---       ---
Translation adjustment for financial statements
 denominated in a foreign currency                9,366    (1,385)   (2,486)
-----------------------------------------------------------------------------
Comprehensive income (loss)                    $397,696   $15,270   $  (330)
=============================================================================

The 2002 unrealized holding gains (losses) are shown net of $2.4 million in taxes. There was no income tax effect related to the items included in other comprehensive income (loss) for 2001 or 2000. See
Note 11 for details of the Company's tax position, including its net operating loss carryforwards and policy for reinvestment of subsidiary earnings.

NOTE 10 - RESTRUCTURING CHARGES

In 2002, the Company recorded $2.1 million in restructuring charges as a result of combining the Utilities & Communications business with the IMGS division. In 2001, the Company reversed severance liabilities of $384,000 for its 2000 restructuring plan. The Company recorded restructuring charges of $13.2 million in 2000 (including inventory write-downs reflected in "Cost of revenues - Systems" and "Cost of revenues - Maintenance" of $4.5 million and $210,000, respectively). For a complete description of these charges, see "Restructuring Charges" included in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A").

NOTE 11 - INCOME TAXES

The components of income before income taxes and minority interest are as follows:
----------------------------------------------------------------------
Year Ended December 31,                   2002       2001      2000
----------------------------------------------------------------------
(In thousands)

U.S.                                    $463,487   $18,010   $14,138
International                              5,685    10,908     5,088
----------------------------------------------------------------------
Income before income taxes
   and minority interest                $469,172   $28,918   $19,226
======================================================================

Income tax benefit (expense) consists of the following:
----------------------------------------------------------------------
Year Ended December 31,                   2002       2001      2000
----------------------------------------------------------------------
 (In thousands)

Current benefit (expense):
  Federal                               $(64,797)  $(2,008)  $(3,330)
  State                                  (15,809)     (387)     (597)
  International                           (1,828)   (6,028)   (3,430)
----------------------------------------------------------------------
   Total current                         (82,434)   (8,423)   (7,357)
----------------------------------------------------------------------
Deferred benefit (expense):
  Federal                                 (6,665)     (103)      389
  State                                   (1,064)       (9)       38
  International                             (972)       35       330
----------------------------------------------------------------------
   Total deferred                         (8,701)      (77)      757
----------------------------------------------------------------------
Total income tax expense                $(91,135)  $(8,500)  $(6,600)
======================================================================


Deferred income taxes included in the Company's consolidated balance sheets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax return purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:
----------------------------------------------------------------------
December 31,                                  2002           2001
----------------------------------------------------------------------
(In thousands)

Current Deferred Tax Assets (Liabilities):
 Inventory reserves                               $ 8,882       $5,310
 Vacation pay and other employee benefit accruals   3,923        5,619
 Other financial statement reserves, primarily
   allowances for doubtful accounts and warranty    5,519        9,801
 Profit on uncompleted sales contracts               (827)      (1,220)
 Other current tax assets and liabilities, net      3,452          261
-----------------------------------------------------------------------
                                                   20,949       19,771
 Less asset valuation allowance                   (12,934)     (16,742)
-----------------------------------------------------------------------
 Total net current asset(1)                         8,015        3,029
-----------------------------------------------------------------------
Noncurrent Deferred Tax Assets (Liabilities):
 Net operating loss and tax credit carryforwards:
   U.S. federal and state                             ---       86,096
   International operations                        21,229       19,955
 Depreciation                                      (5,350)      (5,595)
 Capitalized software development costs           (11,833)      (8,173)
 Other noncurrent tax assets and liabilities, net  (3,142)        (191)
------------------------------------------------------------------------
                                                      904       92,092
 Less asset valuation allowance                   (17,164)     (94,665)
------------------------------------------------------------------------
 Total net noncurrent liability                   (16,260)      (2,573)
------------------------------------------------------------------------
Net deferred tax asset (liability)               $ (8,245)    $    456
========================================================================
  (1)  Included in "Other current assets" in the consolidated balance sheets.

The valuation allowance for deferred tax assets decreased by $81.3 million primarily due to the utilization of U.S. net operating loss and tax credit carryforwards. The valuation allowance for 2002 consists primarily of reserves against the deferred tax assets of international operations. If realized, these reserved tax benefits will be applied to reduce income tax expense in the year of realization.

Net operating loss carryforwards are available to offset future earnings within the time periods specified by law. At December 31, 2002, the Company had international net operating loss carryforwards of approximately $66 million that expire as follows:

-----------------------------------------------------------------------
                                  International
                                Net Operating Loss
December 31, 2002                 Carryforwards
-----------------------------------------------------------------------
(In thousands)

Expiration:
3 years or less                     $  9,600
4 to 5 years                           7,500
6 to 10 years                            900
Unlimited carryforward                48,000
-----------------------------------------------------------------------
Total                               $ 66,000
=======================================================================

A reconciliation from income tax expense at the U.S. federal statutory tax rate of 35% to the Company's income tax expense is as follows:

-------------------------------------------------------------------------------
Year Ended December 31,                            2002       2001      2000
-------------------------------------------------------------------------------
(In thousands)

Income tax expense at federal statutory rate  $ (164,210)    $(10,121)  $(6,729)
Tax effect of U.S. tax loss carried forward       71,670        2,619     8,056
Tax effect of U.S. tax credits carried forward    10,882          ---       ---
State income taxes, net of federal tax benefit   (10,276)        (257)     (363)
Tax effects of international operations, net        (809)      (1,844)   (5,667)
Prior year taxes                                     ---          ---      (311)
Other, net                                         1,608        1,103    (1,586)
--------------------------------------------------------------------------------
Income tax expense                            $  (91,135)    $ (8,500)  $(6,600)
================================================================================

The Company does not provide for federal income taxes or tax benefits on the undistributed earnings or losses of its international subsidiaries because earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely. At December 31, 2002, the Company had not provided federal income taxes on earnings of individual international subsidiaries of approximately $38 million. Should these earnings be distributed in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes in various international jurisdictions.
Determination of the related amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation. Withholding taxes of approximately $2.9 million would be payable if all previously unremitted earnings as of December 31, 2002, were remitted to the U.S. company.

NOTE 12 - STOCK-BASED COMPENSATION PLANS

The Intergraph Corporation 2002 Stock Option Plan was approved by shareholders in May 2002. Under this plan, the Company reserved a total of 2,000,000 shares of common stock to grant as options to key employees. Options may be granted at exercise prices which are equal to, less than, or greater than the fair market value of the Company's stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options first become exercisable one year from the date of grant and vest at a rate of 25% per year, with full vesting on the fourth anniversary date of the grant. Options to purchase 90,000 shares of the Company's common stock were granted in 2002. At December 31, 2002, 1,910,000 shares were available for future grants.

The Intergraph Corporation 1997 Stock Option Plan was approved by shareholders in May 1997. Under this plan, the Company reserved a total of 5,000,000 shares of common stock to grant as options to key employees. Options may be granted at exercise prices which are equal to, less than, or greater than the fair market value of the Company's stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options first become exercisable two years from the date of grant and vest at a rate of 25% per year from that point, with full vesting on the fifth anniversary date of the grant. Options to purchase 20,000, 245,000, and 2,770,000 shares of the Company's common stock were granted in 2002, 2001, and 2000, respectively, under this plan. During 2002, 592,124 shares expired, and at December 31, 2002, there were no shares available for future grants.

The Intergraph Corporation Nonemployee Director Stock Option Plan was approved by shareholders in May 1998. The Company has reserved a total of 250,000 shares of common stock to grant as options under this plan. The exercise price of each option granted is the fair market value of the Company's stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options first become exercisable one year from the date of grant and vest at a rate of 33% per year from that point, with full vesting on the third anniversary date of the grant. Upon approval of this plan, members of the Board who were not otherwise employed by the Company were granted options to purchase 3,000 shares of the Company's common stock. Any new non-employee director is similarly granted an option to purchase 3,000 shares of common stock upon his or her first election to the Board. At each annual meeting of shareholders, each non-employee director re-elected to the Board is granted an option to purchase an additional 1,500 shares of the Company's common stock. Options to purchase 10,500, 9,000, and 9,000 shares of the Company's common stock were granted in 2002, 2001, and 2000, respectively, under this plan. At December 31, 2002, 205,000 shares were available for future grants.

Under the 2000 Intergraph Corporation Employee Stock Purchase Plan, 3,000,000 shares of common stock were made available for purchase through a series of five consecutive annual offerings each June beginning June 1, 2000. In order to purchase stock, each participant may have up to 10% of his or her pay (not to exceed $25,000 in any offering period) withheld through payroll deductions. All full-time employees of the Company are eligible to participate. The purchase price of each share is 85% of the closing market price of the Company's common stock on the last pay date of each calendar month. Employees purchased 107,806, 147,478, and 305,447 shares of stock in 2002, 2001, and 2000, respectively, under the 2000 and predecessor plans. At December 31, 2002, 2,578,363 shares were available for future purchases.

Under the methodology of SFAS 123, the fair value of the Company's fixed stock options was estimated at the date of grant using the Black-Scholes option pricing model. The multiple option approach was used, with assumptions for expected option life of 1 year after vest date in 2002 (1.09 years in 2001 and 1.38 years in 2000) and 81% expected volatility for the market price of the Company's stock in 2002 (73% in 2001 and 60% in 2000). Dividend yield is excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations. Risk-free rates of return were determined separately for each of the serial vesting periods of the options and ranged from .92% to 4.47% in 2002, 3.32% to 4.57% in 2001, and 6.03% to
6.37% in 2000.

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

The weighted average grant date fair values of options granted to employees under all stock option plans during 2002, 2001, and 2000 were $9.62, $6.92, and $3.14, respectively. During 2002, options were granted under these plans at exercise prices equal to the market value of the Company's stock on the date of grant.

Activity in the Company's fixed stock option plans for each year in the three-year period ended December 31, 2002, is summarized as follows:

--------------------------------------------------------------------------------
                                 2002             2001             2000
                            -------------    --------------    -------------
                              Weighted          Weighted         Weighted
                               Average           Average          Average
                              Exercise          Exercise         Exercise
                            Shares  Price    Shares   Price    Shares  Price
--------------------------------------------------------------------------------
Outstanding at beginning
 of year                    4,635,393 $ 6.44  5,453,510 $ 6.29  3,550,296  $7.46
Granted:
  Price equal to
 market value                 120,500  16.99    254,000  11.81  2,744,000   5.57
  Price less than
 market value                     ---    ---        ---    ---     25,000   5.56
  Price greater than
 market value                     ---    ---        ---    ---     10,000   5.56
Exercised                    (966,946)  6.82   (344,555)  6.85     (3,250)  5.38
Forfeited                     (61,562)  5.68   (727,562)  6.85   (872,536)  8.77
--------------------------------------------------------------------------------
Outstanding at end of year  3,727,385 $ 6.72  4,635,393 $ 6.44  5,453,510  $6.29
================================================================================
Exercisable at end of year  1,192,260 $ 6.88  1,112,337 $ 7.88  1,223,023  $8.62
================================================================================

Further information relating to stock options outstanding at December 31, 2002, is as follows:

--------------------------------------------------------------------------------
                           Options Outstanding             Options Exercisable
                     -------------------------------     -----------------------
                           Weighted Average Weighted                    Weighted
                               Remaining    Average                     Average
Range of                      Contractual   Exercise                    Exercise
Exercise Prices      Number       Life       Price        Number         Price
--------------------------------------------------------------------------------

$ 5.063 to $ 5.813  2,967,712  6.97 years    $ 5.50        799,587        $ 5.43
$ 5.875 to $ 9.000    170,811  4.38 years      7.90        160,311          8.03
$ 9.250 to $12.700    443,362  5.53 years     11.29        232,362         11.06
$14.000 to $19.080    145,500  9.43 years     16.48            ---           ---
--------------------------------------------------------------------------------
                    3,727,385  6.78 years    $ 6.72      1,192,260        $ 6.88
================================================================================

NOTE 13 - EMPLOYEE BENEFIT PLANS

The Intergraph Corporation Stock Bonus Plan ("Stock Bonus Plan") was established in 1975 to provide retirement benefits to substantially all U.S. employees. Effective January 1, 1987, the Company amended the Stock Bonus Plan to qualify it as an employee stock ownership plan
(ESOP). The Company made contributions to the Stock Bonus Plan in amounts determined at the discretion of the Board, and the contributions were funded with Company stock. Amounts were allocated to the accounts of participants based on compensation.

In December 2000, the Board resolved to terminate the Stock Bonus Plan effective for the plan year ending December 31, 2000, and to amend the Intergraph Corporation SavingsPlus Plan ("SavingsPlus Plan") to permit the Company to make discretionary profit sharing contributions to it. During 2002, the Company received a favorable determination letter from the Internal Revenue Service and a "no action" letter from the Securities and Exchange Commission. Upon receipt of both favorable responses, each Stock Bonus Plan participant was entitled to receive a lump sum distribution of their account balance (subject to income tax liability and withholdings) or to rollover the account balance into an Individual Retirement Account or other qualified plan. The distribution of Stock Bonus Plan assets commenced on May 16, 2002, for a period of four months, and expired on September 16, 2002. The lost participants' shares and remaining cash were transferred to a trust fund held by a Trustee effective December 31, 2002. As of December 31, 2002, there were 415 lost participants with account balances in the Stock Bonus Plan, including ownership of approximately 33,000 shares of Intergraph common stock.

In 1990, the Company established the SavingsPlus Plan, an employee savings plan qualified under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. employees. As of January 1, 2003, employees may elect to contribute up to 25% of their compensation to the SavingsPlus Plan, up from the previous limit of 15%. The Company matches 50% of employee contributions up to 6% of each employee's compensation. Cash contributions by the Company to the SavingsPlus Plan were $3 million, $2.6 million, and $3.4 million, in 2002, 2001, and 2000, respectively.

The Company maintains various retirement benefit plans for the employees of its international subsidiaries, primarily defined contribution plans that cover substantially all employees. Contributions to the plans are made in cash and are allocated to the accounts of participants based on compensation. Benefits are payable based on vesting provisions contained in each plan. The Company's contributions to these plans totaled approximately $3.2 million, $3 million, and $2.4 million in 2002, 2001, and 2000, respectively.

NOTE 14 - SHAREHOLDER RIGHTS PLAN

On March 4, 2002, the Board approved an amendment to the Shareholder Rights Plan that was previously adopted on August 25, 1993. As part of this plan, the Board declared a distribution of one common stock purchase right (a "Right") for each share of the Company's common stock outstanding on September 7, 1993. Each Right entitles the holder to purchase from the Company one common share at a price of $65, subject to adjustment. The Rights are not exercisable until the occurrence of certain events related to a person or a group of affiliated or associated persons acquiring, obtaining the right to acquire, or commencing a tender offer or exchange offer, the consummation of which would result in beneficial ownership by such a person or group of 15% or more of the outstanding common shares of the Company. Rights will also become exercisable in the event of certain mergers or an asset sale involving more than 50% of the Company's assets or earnings power. Upon becoming exercisable, each Right will allow the holder, except the person or group whose action has triggered the exercisability of the Rights, to either buy securities of Intergraph or securities of the acquiring company, depending on the form of the transaction, having a value of twice the exercise price of the Rights. The Rights trade with the Company's common stock. The Rights are subject to redemption at the option of the Board at a price of $.01 per Right until the occurrence of certain events, and are exchangeable for the Company's common stock at the discretion of the Board under certain circumstances. The Rights expire on March 5, 2012.

NOTE 15 - SEGMENT INFORMATION

Over the past three years the Company has reorganized into four business segments, along with an intellectual property division and a corporate oversight function. The four core business segments consist of PPO, IMGS, ISG, and IPS. The Company's reportable segments are strategic business units that are organized by the types of products sold and the specific markets served. The presentation below provides business segment information based on the Company's current business structure.

PPO supplies integrated lifecycle software solutions for the design, construction, and operation of process and power plants, offshore rigs, and ships. This division offers a breadth and depth of applications that span shipbuilding, plant design and visualization, materials procurement and management, plant operation, and engineering information management.

IMGS segment results now include the results of Z/I Imaging and Utilities and Communications. IMGS is a leading geospatial solutions provider for the following markets: local, state, federal, and national government (including military); transportation; utilities; communications; remote sensing and photogrammetry; mapping; and civil aviation. In October 2002, Intergraph purchased the remaining 40% minority interest in its Z/I Imaging segment. At the completion of the transaction, Z/I Imaging became an Intergraph wholly owned subsidiary and was combined with IMGS. In addition, in a corporate restructuring, the former IPS Utilities and Communication division was combined into IMGS.

ISG provides specially developed software and hardware, commercial off-the-shelf products, and professional services to federal, state, and local governments worldwide, as well as to commercial customers.

IPS develops computer graphics-based systems designed for public safety agencies, commercial fleet operations, campus, military base, and airport security. IPS systems are complete, integrated solutions for command and control, deployment, tracking, information gathering, analysis, and records management.

Intergraph has created IP, an intellectual property division, to maximize the value of the Company's portfolio of patents, copyrights, and trademarks. This division has the responsibility of managing all aspects of the Company's intellectual property with the goal of identifying, protecting, and profiting from its intellectual capital.

The Corporate segment includes revenues and costs for Teranetix (a provider of computing support and hardware integration services), international hardware maintenance, and general corporate functions. Operating expenses for Corporate consist of general corporate expenses, primarily general and administrative expenses remaining after charges to the business segments based on usage of administrative services. Corporate also includes the remainder of the Middle East operations, portions of which were sold in 2001 (with the sale of the remaining portion closing in April 2002, effective October 2001).

The Company evaluates the business segments' performance based on revenue and income (loss) from operations. The accounting policies of the reportable segments are consistent across segments and are the same as those described for the Company as a whole in Note 1. Sales between the business segments are accounted for under a transfer pricing policy. Transfer prices approximate prices that would be charged for the same or similar property to similarly situated unrelated buyers. The following table sets forth revenues and operating income (loss) before restructuring charges for the Company's 2002, 2001, and 2000 reportable segments, together with supplementary information related to depreciation and amortization expense attributable to the business segments. Certain reclassifications of the results of Z/I Imaging, Utilities and Communications, and IP have been made to the 2001 and 2000 segment information to provide comparability with 2002.

--------------------------------------------------------------------------
Year Ended December 31,                2002       2001      2000
--------------------------------------------------------------------------
(In thousands)
Revenues:
PPO:
   Unaffiliated customers            $120,321  $110,915 $ 114,663
   Intersegment revenues                3,763     5,563     9,007
--------------------------------------------------------------------------
                                      124,084   116,478   123,670
--------------------------------------------------------------------------
IMGS:
   Unaffiliated customers             187,140   211,268   249,411
   Intersegment revenues                7,932    11,436    22,620
--------------------------------------------------------------------------
                                      195,072   222,704   272,031
--------------------------------------------------------------------------
ISG:
   Unaffiliated customers             122,375   127,492   143,587
   Intersegment revenues                4,614     6,646    15,912
--------------------------------------------------------------------------
                                      126,989   134,138   159,499
--------------------------------------------------------------------------
IPS:
   Unaffiliated customers              61,147    60,928    51,508
   Intersegment revenues                2,447        18       423
--------------------------------------------------------------------------
                                       63,594    60,946    51,931
--------------------------------------------------------------------------
IP:
   Unaffiliated customers                 100       ---       ---
   Intersegment revenues                  ---       ---       ---
--------------------------------------------------------------------------
                                          100       ---       ---
--------------------------------------------------------------------------
Corporate:
   Unaffiliated customers              10,094    21,458    131,285
   Intersegment revenues                3,046    12,343     53,665
--------------------------------------------------------------------------
                                       13,140    33,801    184,950
--------------------------------------------------------------------------
                                      522,979   568,067    792,081
--------------------------------------------------------------------------
Eliminations                          (21,802)  (36,006)  (101,627)
--------------------------------------------------------------------------
Total revenues                       $501,177  $532,061  $ 690,454
==========================================================================

--------------------------------------------------------------------------
Year Ended December 31,                2002       2001       2000
--------------------------------------------------------------------------
(In thousands)
Operating income (loss) before
 restructuring charges:
PPO                                 $ 18,979   $  6,799   $  9,899
IMGS                                  (1,039)     6,085     13,243
ISG                                    5,946     10,004     13,824
IPS                                   14,741      8,232      1,851
IP                                    (6,551)    (4,006)    (4,321)
Corporate                            (21,970)   (19,411)   (49,639)
Eliminations                             279        ---        ---
--------------------------------------------------------------------------
Total                               $ 10,385   $  7,703   $(15,143)
==========================================================================
Depreciation and amortization
 expense:
PPO                                 $ 10,247   $  8,179   $  9,607
IMGS                                   5,711      3,343      6,200
ISG                                    1,018      1,323      2,690
IPS                                    3,230      5,092      5,468
IP                                       ---        ---        ---
Corporate                              5,006      8,287      9,921
--------------------------------------------------------------------------
Total depreciation and amortization
 expense                            $ 25,212   $ 26,224   $ 33,886
==========================================================================

Significant profit and loss items that were not allocated to the segments and not included in the segment analyses above include net patent litigation gain of $440.6 million in 2002; gains on sales of assets of $17.2 million, $11.2 million, and $49.5 million in 2002, 2001, and 2000, respectively; interest income of $6.9 million, $7.4 million, and $4.8 million in 2002, 2001, and 2000, respectively; and restructuring charges (credits) of $2.1 million, ($384,000), and $8.5 million in 2002, 2001, and 2000, respectively.

The Company does not evaluate performance or allocate resources based on assets.

Revenues from the U.S. government were $136.9 million in 2002, $143 million in 2001, and $132.4 million in 2000, representing approximately 27%, 27%, and 19% of total revenue in 2002, 2001, and 2000, respectively. The majority of these revenues are attributed to the ISG business segment. The U.S. government was the only customer accounting for more than 15% of consolidated revenue in each year of the three-year period ended December 31, 2002.

International markets, particularly Europe and Asia, are important to each of the Company's business segments, except for ISG. The Company's operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policies or restrictions, worldwide political conditions, currency exchange fluctuations, and other factors. Following is a summary of third-party revenues and long-lived assets by principal geographic area. For purposes of this presentation, revenues are attributed to geographic areas based on customer location. Long-lived assets include property, plant, and equipment, capitalized software development costs, investments in affiliates, and other non-current assets. Assets have been allocated to geographic areas based on their physical location.

----------------------------------------------------------------------------
                             Revenues                Long-lived Assets
                      ----------------------      -----------------------
                      2002     2001     2000      2002      2001     2000
----------------------------------------------------------------------------
(In thousands)

United States      $285,981 $281,734 $333,980  $ 97,112  $115,920  $113,271
Europe              128,640  146,406  188,212    18,161    10,291    13,462
Asia Pacific         49,843   49,243   85,662     1,511     3,067     7,826
Other International  36,713   54,678   82,600     1,453     2,239     2,874
----------------------------------------------------------------------------
Total              $501,177 $532,061 $690,454  $118,237  $131,517  $137,433
============================================================================

NOTE 16 - RELATED PARTY TRANSACTIONS

BSI: The Company owns a 34% equity position in BSI, the developer and owner of MicroStation, a software product for which the Company is a nonexclusive distributor. Under the Company's distributor agreement with BSI, the Company purchases MicroStation products for resale to third parties. The Company's purchases from BSI were approximately $1.9 million in 2002, $1.3 million in 2001, and $3.8 million in 2000. At December 31, 2002, 2001, and 2000, the Company had amounts payable to BSI of approximately $660,000, $560,000, and $2.3 million, respectively. The Company's sales to BSI were approximately $531,000 in 2002 and $1.1 million in 2001. There were no sales to BSI in 2000. Outstanding trade receivables from BSI were $1.1 million at December 31, 2002, and $407,000 at December 31, 2001. The balance of a note receivable at December 31, 2002, was $9.7 million. This non-trade receivable is included in "Other current assets" in the Company's December 31, 2002, consolidated balance sheet.

Zeiss: On October 17, 2002, but effective October 1, 2002, the Company purchased the remaining 40% ownership interest of Z/I Imaging from Zeiss, a manufacturer of aerial cameras and photogrammetric scanning systems. Prior to the purchase of the remaining interest, Z/I Imaging and Zeiss were party to various license, supply, and reseller agreements. Under these agreements, the two companies sold products and services to each other, and Zeiss subsidiaries in Europe provided services to Z/I Imaging subsidiaries in that region through various administrative, marketing, and development services agreements. Z/I Imaging's purchases from Zeiss totaled $5.4 million for 2002 until the acquisition date, $7.2 million in 2001, and $12.2 million in 2000. Related payables to Zeiss were $758,000, $3.3 million, and $2.5 million at December 31, 2002, 2001, and 2000, respectively. Z/I Imaging's other transactions with Zeiss during these periods were insignificant to the Company's consolidated results and financial position.

3Dlabs: Under its former agreement with 3Dlabs, the Company served as intermediary between 3Dlabs and SCI, a wholly owned subsidiary of SCI Systems, Inc. (the Company's contract manufacturer), for manufacturing performed by SCI for 3Dlabs. The Company earned no margin on the inventory purchased from SCI and sold to 3Dlabs, and recorded no associated revenues or cost of revenues in its results of operations. Gross billings to 3Dlabs during 2001 and the second half of 2000 totaled $17.8 million and $14.1 million, respectively. At December 31, 2001, and 2000, the Company's receivables from 3Dlabs for inventory purchased on its behalf totaled $1.5 million and $6.3 million, respectively. This non-trade receivable is included in "Other current assets" in the Company's December 31, 2001, and 2000, consolidated balance sheets. In 2001, this obligation to serve as intermediary expired. Since the date of the expired agreement, the Company has been providing services to 3Dlabs, including repair, test, and inventory hub services at a profit. For 2002, the Company's sales to 3Dlabs totaled $229,000, purchases from 3Dlabs totaled $407,000, and an outstanding trade receivable totaled $57,000.

Ireland: During first quarter 1999, the Company sold 80% of the Intergraph Ireland subsidiary to the subsidiary's management ("Ireland"). This sale did not have a material effect on the Company's results of operations. Sales to Ireland totaled $421,000, $1 million, and $16,000 for the three years ended December 31, 2002, 2001, and 2000, respectively, with receivables for the comparable years ended December 31, 2002, 2001, and 2000 of $51,000, $48,000, and $7,000,
respectively. The Company had no significant purchases from Ireland for the same three-year period.

TeraMedia: In December 1999, the GeoMedia Services division of the United Kingdom subsidiary was sold to TeraMedia for 500,000 British pounds plus a 10% equity interest in TeraMedia. The Company's sales to TeraMedia were approximately $432,000 in 2002, $504,000 in 2001, and $545,000 in 2000. At December 31, 2002, 2001, and 2000, the Company
had amounts receivable from TeraMedia of approximately $63,000, $100,000, and $133,000, respectively. The Company had no purchases from or payables to TeraMedia for the three years ended December 31, 2002, 2001, and 2000.

NOTE 17 - ACQUISITIONS AND DIVESTITURES

3Dlabs and Creative: On July 21, 2000 (but effective July 1, 2000), the Company sold the Intense3D graphics accelerator division of ICS to 3Dlabs, a supplier of integrated hardware and software graphics accelerator solutions for workstations and design professionals. As initial consideration for the acquired assets, 3Dlabs issued to the Company approximately 3,600,000 of its common shares, subject to a registration rights agreement and a three-year irrevocable proxy granted to 3Dlabs, with an aggregate market value of approximately $13.2 million on the date of closing. Approximately fifteen percent of these shares were placed in escrow to cover any potential claims against the Company by 3Dlabs.

An earn-out provision in the agreement provided for possible additional consideration, payable March 31, 2001, in stock and/or cash at the option of 3Dlabs, based on various performance measures for the Intense3D operations through the end of 2000, including the financial contribution of the division, the retention of key employees, the delivery schedules of new products, and the performance of products developed by the division. In December 2000, the Company recorded a receivable of $8.6 million for additional consideration due from 3Dlabs. The Company considered this amount to be the minimum earn-out due from 3Dlabs and, as such, recorded a gain of approximately $15.7 million in its 2000 results of operations based on the initial proceeds from the sale and this estimated minimum earn-out. This gain is included in "Gains on sales of assets" in the 2000 consolidated statements of income and cash flows.

On March 31, 2001, the Company recorded an additional $581,000 gain as a result of the final calculation and settlement of the earn-out provisions. This gain is included in "Gains on sales of assets" in the 2001 consolidated statements of income and cash flows. The total earn-out of $10 million ($8.6 million of which was accrued in fourth quarter
2000) was paid to the Company in the form of 7,591,000 shares of 3Dlabs stock (valued at $10 million) increasing Intergraph's ownership to approximately 37%. These shares had a three-year irrevocable proxy that prevented the Company from having any voting rights; therefore, this investment was not accounted for using the equity method. As a result of the final earn-out settlement, all contingencies and related transitional services associated with the sale of Intense3D were satisfied.

In March 2002, the shares in escrow were released and valued at approximately $2 million. On March 11, 2002, 3Dlabs signed a definitive agreement with Creative to be acquired for $3.60 per share, with two-thirds to be converted into Creative stock and one-third in cash. In the second quarter of 2002, the Company's 3Dlabs stock was sold to Creative for 2,291,765 shares of Creative stock (valued at $26.8 million) and $13.4 million in cash. In third quarter 2002, 788,655 of these shares were sold for $7.9 million, and a loss of $1.3 million was recorded. At December 31, 2002, the remaining 1,503,000 shares represented a 2% ownership in Creative with a market value of $10.6 million.

Until December 2002, the Company maintained its investment in Creative at market value, with any unrealized holding gains or losses recorded as a component of "Accumulated other comprehensive loss" in the consolidated balance sheets. In December 2002, this impairment in value was determined to be "other than temporary" and a write-down in the carrying value of the stock of approximately $7 million was recognized in the 2002 consolidated statements of income and cash flows.

Z/I Imaging: On October 17, 2002, but effective October 1, 2002, the Company purchased the remaining 40% ownership interest of Z/I Imaging (formerly a 60%-owned and consolidated subsidiary of the Company) from Zeiss. The Company transferred certain reconnaissance camera assets and paid $6 million, net in cash. The film-based commercial mapping cameras and the newly introduced Digital Mapping Camera remain a part of Z/I Imaging.

MARIAN: In January 2001, the Company acquired the MARIAN materials management business unit from debis Systemhaus Industry GmbH of Germany for a purchase price consisting of 1.5 million Euros paid at closing and additional payments due March 1, 2002, and 2003, to be calculated as 15% of the annual revenues earned by the Company from the sale of MARIAN products in 2001 and 2002. The Company's payment at closing approximated $1.8 million and is included in "Business acquisitions" in the Company's 2001 consolidated statement of cash flows. The Company accounted for the acquisition as a purchase of the intangible assets (amortized over a useful life of two years) and software rights (of which the intangible assets are amortized over a useful life of four years and the maintenance contract is amortized over a useful life of three years). The unamortized balance, approximately $1.9 million at December 31, 2002, and $1.7 million at December 31, 2001, is included in "Other assets, net" in the Company's consolidated balance sheets. The accounts and results of operations of MARIAN have been combined with those of PPO since January 1, 2001.

Mid World: In first quarter 2001, the Company announced its intention to sell its Mid World operations and convert them into distributorships.
In April 2001, the Company closed the sales of its operations in Turkey and Kuwait. Effective July 2001, the Company closed the sale of its Saudi Arabian operation and recorded a $680,000 gain. The Company also completed the sale of Intergraph Middle East,Ltd. ("IMEL"), based in Dubai, United Arab Emirates, in second quarter 2002. This sale was effective October 2001, and an impairment reserve of $150,000 was recorded in third quarter 2001 in anticipation of the loss on the IMEL sale (which was completed in April 2002, effective October 2001). The gain on Saudi Arabia, net of the IMEL impairment reserve, is included in "Gains on sales of assets" in the 2001 consolidated statements of income and cash flows. Upon completion of the IMEL sale, the Company no longer has any subsidiaries in the region and does business through distributors. The Company has retained responsibility for some of the Mid World contracts in effect at the date of the sale.

None of the Mid World operations were material to the Company, and the Company believes the sale of these operations will not have a material impact on the Company's consolidated operating results or cash flows.
Mid World's consolidated revenues and after-tax loss for 2002 totaled approximately $120,000 and $766,000, respectively. Consolidated revenues and after-tax losses for 2001 were $11.8 million and $3.3 million, respectively, and for 2000 were $21.9 million and $1.5 million, respectively. Net assets for the region at December 31, 2002, 2001, and 2000, totaled approximately $3.2 million, $5.6 million, and $8.9 million, respectively.

Singapore: On November 30, 2000, the Company sold its Singapore subsidiary for approximately $2.7 million, primarily in the form of a long-term note receivable. The consideration became due in varying installments beginning June 30, 2001, and ending December 31, 2004. At December 31, 2002, and 2001, the balances on the notes in the consolidated balance sheets include approximately $671,000 and $600,000, respectively, in "Other current assets" and $842,000 and $1.5 million, respectively, in "Other assets, net." The Company will continue to sell products into Singapore and related territories through a distributor arrangement with the purchaser. The $1.3 million loss on this transaction is included in "Gains on sales of assets" in the 2000 consolidated statements of income and cash flows.

BSI: On December 27, 2000, the Company sold its MicroStation-based civil engineering, plotting, and raster conversion software product lines to BSI for initial proceeds of approximately $24.6 million, consisting of $13.6 million in cash and an $11 million note due in quarterly installments through December 2003. In the first quarter of 2001, the Company reported an additional gain from the BSI transaction of approximately $4.2 million as the initial consideration for the sale, and the Company's note receivable from BSI was increased based upon a revised calculation of transferred maintenance revenues for the products sold to BSI, as provided for in the original sale agreement. The agreement also provided for additional purchase price consideration based on renewals through December 1, 2001, of maintenance contracts related to the product lines. The Company recorded this additional purchase price consideration of $5.9 million in December 2001. This additional gain, revision, purchase price consideration, and the proceeds received at closing of the transaction resulted in gains of approximately $10.1 million and $23 million, respectively, in the 2001 and 2000 consolidated statements of income and cash flows. This resulted in an increase in the note of $10.1 million in the year 2001. The balance of the note receivable at December 31, 2002, was $9.7 million. This non-trade receivable is included in "Other current assets" in the Company's December 31, 2002, consolidated balance sheet. See Note 16 for a discussion of the Company's related party transactions with BSI.

In December 2002, the Company filed a declaratory judgment action against BSI, and BSI subsequently filed complaints against Intergraph in regard to this transaction. See MD&A for a discussion of this litigation.

NOTE 18 - LITIGATION AND OTHER RISKS AND UNCERTAINTIES

In addition to the items described in these Notes to Consolidated Financial Statements, the Company has certain other risks related to its business and economic environment and continues its ongoing patent infringement litigation, as further described in "Litigation and Other Risks and Uncertainties" included in MD&A.

NOTE 19 - SUMMARY OF QUARTERLY INFORMATION - UNAUDITED

--------------------------------------------------------------------------------
Quarter Ended                          Mar. 31   Jun. 30   Sep. 30   Dec. 31
--------------------------------------------------------------------------------
(In thousands except per share amounts)

Year ended December 31, 2002:
Revenues                               $123,096  $122,570  $133,516  $121,995
Gross profit                             55,820    58,843    60,067    59,210
Restructuring charges (credits)             ---       ---       ---     2,106
Income from operations                    1,919     2,672     3,232       456
Patent litigation gain (expense)            ---   293,566    (1,186)  148,243
Gains (losses) on sales of assets         1,530    17,015    (1,331)      ---
Net income                                4,378   280,587     2,673    90,114
Net income per share:
  Basic                                $   0.09  $   5.67  $   0.06  $   1.95
  Diluted                              $   0.08  $   5.37  $   0.05  $   1.85
Weighted average shares outstanding:
  Basic                                  49,954    49,506    46,311    46,245
  Diluted                                52,503    52,204    48,754    48,653

Year ended December 31, 2001:
Revenues                               $144,122  $127,791  $127,056  $133,092
Gross profit                             58,409    57,962    56,150    60,805
Restructuring charges (credits)            (384)      ---       ---       ---
Income from operations                    2,897     1,381     2,164     1,645
Gains on sales of assets                  4,831       ---       530     5,882
Net income                                4,967     1,830     1,242    11,903
Net income per share:
  Basic                                $   0.10  $   0.04  $   0.02  $   0.24
  Diluted                              $   0.10  $   0.04  $   0.02  $   0.23
Weighted average shares outstanding:
  Basic                                  49,569    49,638    49,655    49,761
  Diluted                                50,960    52,018    51,854    51,845
================================================================================

For complete descriptions of the net gains on asset sales and restructuring charges included in the Company's results of operations, see Notes 10, 16 and 17 and "Gains on Sales of Assets" and "Restructuring Charges" included in MD&A.