Form 10-K, Exhibit 13
period 2002-12-31
INTERGRAPH CORP
filed 2003-03-27
CIK 351145

DIVIDEND POLICY

The Company has never declared or paid a cash dividend on its common stock. It is the present policy of the Company's Board of Directors to retain all earnings to finance the Company's operations.

PRICE RANGE OF COMMON STOCK

Since April 1981, Intergraph common stock has traded on The Nasdaq Stock Market under the symbol INGR. As of January 31, 2003, there were 46,227,249 shares of common stock outstanding, held by 5,818 shareholders of record. The following table sets forth, for the periods indicated, the high and low sale prices of the Company's common stock as reported on The Nasdaq Stock Market.

-------------------------------------------------------------------
                           2002                   2001
Period               High        Low        High        Low
-------------------------------------------------------------------
First Quarter       $17.95      $13.41      $11.38     $5.75
Second Quarter       19.73       12.98       15.97      8.34
Third Quarter        18.45       13.91       15.06      8.69
Fourth Quarter       20.00       16.21       13.88      8.25
===================================================================

TRANSFER AGENT AND REGISTRAR           INDEPENDENT AUDITORS

Computershare Investor Services, LLC   Ernst & Young LLP
2 North LaSalle Street                 1901 Sixth Avenue North
Chicago, IL 60602                      Suite 1900 AmSouth/Harbert
(312) 588-4991			       Plaza
              		               Birmingham, AL 35203

FORM 10-K

A copy of the Company's Form 10-K filed with the Securities and Exchange Commission is available without charge upon written request to: Investor Relations, Intergraph Corporation IW2003, Huntsville, AL 35894-0001, Phone (256) 730-2184

ANNUAL MEETING

The annual meeting of Intergraph Corporation will be held May 15, 2003, at the Corporate offices in Huntsville, Alabama.

-------------------------------------------------------------------
REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Intergraph Corporation

We have audited the accompanying consolidated balance sheets of Intergraph Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intergraph Corporation and subsidiaries, at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

Birmingham, Alabama
January 31, 2003

/s/ Ernst & Young, LLP