Form 10-K, Exhibit 13
period 2002-12-31
INTERGRAPH CORP
filed 2003-03-27
CIK 351145

Board Members and Executive Officers

Board of Directors                 Executive Officers

James F. Taylor, Jr.               Roger O. Coupland
Chairman of the Board and          President, Intergraph Public Safety, Inc.
Chief Executive Officer
                                   Graeme J. Farrell
Larry J. Laster                    Executive Vice President, Asia Pacific
Executive Vice President and
Chief Financial Officer            Preetha R. Pulusani
                                   President, Intergraph Mapping and
                                   Geospatial Solutions
Richard W. Cardin
                                   Gerhard Sallinger
Linda L. Green                     President, Intergraph Process, Power &
				   Offshore
Lawrence R. Greenwood
			           William E. Salter
Thomas J. Lee                      President, Intergraph Solutions Group

Sidney L. McDonald                 Edward A. Wilkinson
                                   Executive Vice President
Joseph C. Moquin
                                   Jack C. Ickes
                                   Vice President, Corporate Services

                                   David Vance Lucas
                                   Vice President and General Counsel
SECRETARY
                                   Larry T. Miles
David Vance Lucas                  Vice President, Finance

                                   Charlotte S. Shaw
                                   Vice  President and Chief Accounting Officer

                                   Eugene H. Wrobel
                                   Vice President and Treasurer