Form 10-K, Exhibit 13
period 2003-12-31
INTERGRAPH CORP
filed 2004-03-15
CIK 351145

Five-Year Financial Summary

	2003	2002	2001	2000	1999

(in thousands except per share amounts)

Revenues	$ 527,262	$ 501,077	$ 532,061	$ 690,454	$ 914,880
Restructuring charges (credits)	3,952	2,106	(384)	8,498	15,596
Income (loss) from operations	14,552	14,431	12,093	(19,320)	(53,716)
Intellectual property income (expense), net	5,784	434,471	(4,006)	(4,321)	(13,724)
Gains on sales of assets	3,421	17,214	11,243	49,546	13,223
Income (loss) from continuing operations	23,207	377,752	19,942	10,095	(78,561)
Discontinued operation (1)	-	-	-	-	6,984
Net income (loss)	23,207	377,752	19,942	10,095	(71,577)
Net income (loss) from continuing operations per share:
Basic	0.51	7.87	0.40	0.20	(1.60)
Diluted	0.49	7.47	0.39	0.20	(1.60)
Net income (loss) per share:
Basic	0.51	7.87	0.40	0.20	(1.46)
Diluted	0.49	7.47	0.39	0.20	(1.46)
Working capital	291,249	520,728	177,638	184,051	168,307
Total assets	572,443	835,640	458,010	514,908	584,944
Total debt	-	169	3,733	31,030	62,926
Repurchase of treasury stock (2)	292,564	83,588	1,875	-	-
Shareholders' equity	379,854	621,710	295,213	278,000	276,700

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

(2) Includes cash payments and accrued expenses for shares acquired under the 2003 modified Dutch auction tender offer and the Company's stock repurchase plan.

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