Form 10-K/A, Exhibit 13
period 2003-12-31
INTERGRAPH CORP
filed 2004-11-09
CIK 351145

EXHIBIT 13

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	2003
December 31,	(Restated)	2002
(in thousands, except share and per share amounts)
Assets
Cash and cash equivalents	$265,782	$490,097
Short-term investments	—	15,927

Total cash and short-term investments	265,782	506,024
Accounts receivable, net	150,927	152,187
Inventories, net	15,443	19,397
Other current assets	37,673	39,795

Total current assets	469,825	717,403
Investments in affiliates	9,499	20,700
Capitalized software development costs, net	29,520	29,830
Other assets, net	12,500	16,889
Property, plant, and equipment, net	51,099	50,818

Total Assets	$572,443	$835,640

Liabilities and Shareholders’ Equity
Trade accounts payable	$23,052	$17,850
Accrued compensation	38,726	31,541
Other accrued expenses	40,835	35,730
Billings in excess of sales	49,970	43,908
Income taxes payable	26,912	67,477
Short-term debt	—	169

Total current liabilities	179,495	196,675

Deferred income taxes	13,465	16,260
Other noncurrent liabilities	548	995

Total noncurrent liabilities	14,013	17,255

Shareholders’ equity:
Common stock, par value $0.10 per share - 100,000,000 shares authorized; 57,361,362 shares issued	5,736	5,736
Additional paid-in capital	201,240	206,888
Deferred compensation	(1,552)	—
Retained earnings	608,308	586,020
Accumulated other comprehensive income (loss)	12,790	(659)

	826,522	797,985
Less — cost of treasury shares (21,259,223 at December 31, 2003, and 11,198,767 at December 31, 2002)	(447,587)	(176,275)

Total shareholders’ equity	378,935	621,710

Total Liabilities and Shareholders’ Equity	$572,443	$835,640

     The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,	2003
(in thousands, except per share amounts)	(Restated)	2002	2001
Revenues
Systems	$296,886	$287,899	$301,483
Maintenance	131,099	121,513	125,305
Services	98,018	91,665	105,273

Total revenues	526,003	501,077	532,061

Cost of revenues
Systems	150,837	146,525	153,790
Maintenance	49,173	55,162	66,367
Services	74,047	65,550	78,578

Total cost of revenues	274,057	267,237	298,735

Gross profit	251,946	233,840	233,326
Product development	58,958	50,669	53,892
Sales and marketing	101,338	96,689	96,258
General and administrative	74,330	69,945	71,467
Restructuring charges (credits)	3,952	2,106	(384)

Income from operations	13,368	14,431	12,093
Intellectual property income (expense), net	5,784	434,471	(4,006)
Gains on sales of assets	3,421	17,214	11,243
Interest income	6,588	6,886	7,427
Other income (expense), net	(2,128)	(3,830)	2,161

Income before income taxes and minority interest	27,033	469,172	28,918
Income tax expense	(4,745)	(91,135)	(8,500)

Income before minority interest	22,288	378,037	20,418
Minority interest in earnings of consolidated subsidiaries	—	(285)	(476)

Net income	$22,288	$377,752	$19,942

Net income per share
- basic	$0.49	$7.87	$0.40
- diluted	$0.47	$7.47	$0.39

Weighted average shares outstanding
- basic	45,549	47,991	49,578
- diluted	47,583	50,536	51,620

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2003
(in thousands)	(Restated)	2002	2001
Cash Provided By (Used For)
Operating Activities:
Net income	$22,288	$377,752	$19,942
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	8,206	9,677	11,917
Amortization	17,503	15,535	14,307
Non-cash portion of restructuring charges	3,520	2,069	—
Provision for losses on accounts receivable	2,662	3,851	1,348
Gains on sales of assets	(3,421)	(17,214)	(11,243)
Income taxes payable	(40,436)	57,872	(1,328)
Noncurrent portion of deferred income taxes	(2,798)	13,695	(4,043)
Net changes in other assets and liabilities	26,742	(3,677)	(6,431)

Net cash provided by operating activities	34,266	459,560	24,469

Investing Activities:
Net proceeds from sales of assets	19,532	35,168	12,934
Purchases of property, plant, and equipment	(9,982)	(10,713)	(9,675)
Purchases of short-term investments	(34,089)	(270,088)	(11,035)
Proceeds from short-term investments	49,822	266,654	—
Capitalized software development costs	(10,033)	(11,294)	(4,827)
Business acquisitions, net of cash acquired	(2,030)	(7,317)	(2,904)
Other	481	(2,398)	(2,025)

Net cash provided by (used for) investing activities	13,701	12	(17,532)

Financing Activities:
Gross borrowings	31	81	1,653
Debt repayment	(200)	(3,655)	(28,518)
Treasury stock repurchase	(290,670)	(83,588)	(1,875)
Proceeds of employee stock purchases and exercises of stock options	13,870	12,389	3,818

Net cash used for financing activities	(276,969)	(74,773)	(24,922)

Effect of exchange rate changes on cash	4,687	5,525	(2,090)

Net increase (decrease) in cash and cash equivalents	(224,315)	390,324	(20,075)
Cash and cash equivalents at beginning of year	490,097	99,773	119,848

Cash and cash equivalents at end of year	$265,782	$490,097	$99,773

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Accumulated
		Additional			Other		Total
	Common	Paid-in	Deferred	Retained	Comprehensive	Treasury	Shareholders’
	Stock	Capital	Compensation	Earnings	Income (Loss)	Stock	Equity
(in thousands, except share amounts)
Balance at January 1, 2001	$5,736	$214,079	$—	$188,326	$(15,931)	$(114,210)	$278,000
Comprehensive income:
Net income				19,942			19,942
Other comprehensive loss:
Foreign currency translation adjustments					(1,385)		(1,385)
Net unrealized holding losses on investments					(3,287)		(3,287)

Comprehensive income							15,270

Repurchase of 195,000 shares of treasury stock						(1,875)	(1,875)
Issuance of 147,780 shares under employee stock purchase plan		(746)				2,143	1,397
Issuance of 344,555 shares upon exercise of stock options		(2,585)				5,006	2,421

Balance at December 31, 2001	5,736	210,748	—	208,268	(20,603)	(108,936)	295,213
Comprehensive income:
Net income				377,752			377,752
Other comprehensive income:
Foreign currency translation					9,366		9,366
adjustments Net unrealized holding gains on investments					22,724		22,724
Reclassification adjustments for gains included in net income					(12,146)		(12,146)

Comprehensive income							397,696

Repurchase of 4,734,100 shares of treasury stock						(83,588)	(83,588)
Tax benefits related to stock option plans		4,283					4,283
Issuance of 107,806 shares under employee stock purchase plan		(115)				1,630	1,515
Issuance of 966,946 shares upon exercise of stock options		(8,028)				14,619	6,591

Balance at December 31, 2002	5,736	206,888	—	586,020	(659)	(176,275)	621,710
Comprehensive income:
Net income (Restated)				22,288			22,288
Other comprehensive income:
Foreign currency translation					13,091		13,091
adjustments Net unrealized holding gains on investments					1,170		1,170
Reclassification adjustments for gains included in net income					(812)		(812)

Comprehensive income (Restated)							35,737

Repurchase of 11,372,420 shares of treasury stock						(292,534)	(292,534)
Tax benefits related to stock option plans		5,180					5,180
Issuance of 79,580 shares under employee stock purchase plan		155				1,308	1,463
Issuance of 1,157,114 shares upon exercise of stock options		(11,480)				18,707	7,227
Issuance of 75,000 restricted stock awards		497	(1,704)			1,207	—
Amortization of deferred compensation			152				152

Balance at December 31, 2003 (Restated)	$5,736	$201,240	$(1,552)	$608,308	$12,790	$(447,587)	$378,935

The accompanying notes are an integral part of these consolidated financial statements.

INTERGRAPH CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of Intergraph Corporation (“the Company” or “Intergraph”) and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

The Company’s operations are divided for operational and management purposes into four separate business segments, along with a Corporate oversight function (“Corporate”): Intergraph Process, Power & Offshore (“PPO”), Intergraph Mapping and Geospatial Solutions (“IMGS”), Intergraph Solutions Group (“ISG”), and Intergraph Public Safety, Inc. (“IPS”). See Note 15 for a description of these business segments.

The Company’s products are sold worldwide, with the United States and Europe representing approximately 83% of total revenues for 2003.

Cash Equivalents and Short-Term Investments: The Company’s excess funds are generally invested in short-term, highly liquid, interest-bearing securities, which may include short-term municipal bonds, time deposits, money market funds, commercial paper, and U.S. government securities. The Company limits the amount of credit exposure from any single issuer of securities. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents and short-term investments approximate their fair value. For purposes of financial statement presentation, investments with original maturities of three months or less are considered to be cash equivalents, and investments with original maturities of greater than three months but less than a year are considered to be short-term investments.

The Company’s investments in debt securities are stated at a carrying value which approximates fair value and any unrealized holding gains and losses are reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated balance sheets. At December 31, 2003, and 2002, the Company held various debt securities maturing within three months or less with fair market values of approximately $173.9 million and $420.1 million, respectively. The Company had no debt securities with maturities greater than three months but less than a year at December 31, 2003, and approximately $15.9 million at December 31, 2002. Gross realized gains and losses on debt securities sold during the three-year period ended December 31, 2003, were not significant, and there were no significant unrealized holding gains or losses on debt securities at December 31, 2003, or 2002.

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

Other Current Assets: Other current assets reflected in the Company’s consolidated balance sheets consist primarily of prepaid expenses, non-trade receivables, the current portion of notes receivable from sales of various non-core businesses and assets, refundable income taxes, and the Company’s net current deferred tax asset. See Notes 11, 16, and 17 for a discussion of significant transactions affecting these components.

Investments in Affiliates: Investments in companies in which the Company believes it has the ability to influence operations or finances are accounted for by the equity method. Investments in companies in which the Company does not exert such influence are accounted for at fair value if such values are readily determinable, and at cost if such values are not readily determinable.

The Company owned approximately 32% of Bentley Systems, Inc. (“BSI”) at December 31, 2003. The Company does not account for its investment in BSI under the equity method due to a lack of significant influence. (See Notes 16 and 17 for further discussion of the Company’s business relationship with BSI.) The book value of the Company’s investment in BSI was approximately $9.2 million at December 31, 2003, and 2002. Since BSI is a closely-held company, the Company cannot readily determine the fair value of this investment.

Capitalized Software Development Costs: Product development costs are charged to expense as incurred; however, the costs incurred for the development of computer software that will be sold, leased, or otherwise marketed are capitalized during the period from when technological feasibility of the product has been established until the product reaches the point of general availability. Such capitalized costs are amortized using the straight-line method over the estimated useful life of the project, which is typically a period of two to seven years. Amortization of these capitalized costs, included in “Cost of revenues — Systems” in the consolidated statements of income, amounted to $10.3 million in 2003, $5.8 million in 2002, and $4.2 million in 2001.

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

In 2000, the Company entered into a research and development services agreement to develop an advanced, next-generation shipbuilding software product for the design of commercial and military vessels. The agreement provided that the customer was responsible for the cost of development until software acceptance, which occurred in the second quarter of 2003. An amendment signed in 2002 included a commitment for the Company to spend $3 million on research and development services with the customer over a period of two years from the date of software acceptance. As of December 31, 2003, $1.2 million had been spent towards this commitment. In addition, per the 2002 amendment, the Company is obligated to purchase a prescribed amount of research and development services from the customer based on the amount of maintenance revenue received from the customer from the date of software acceptance until the end of the agreement. As of December 31, 2003, $1.7 million had been spent towards this commitment. The agreement terminates in October 2004, during which time the Company expects to spend an additional $2 million towards this commitment. Before software acceptance occurred, services revenues and costs related to the agreement totaled approximately $501,000 and $772,000 respectively, for 2003, $2.9 million and $1.8 million, respectively, for 2002, and $2.8 million and $1.9 million, respectively, for 2001. The amendment signed in late 2002 reduced the services rates charged by the Company by 50% resulting in costs being higher than revenues in 2003. Research and development expenses incurred prior to the agreement totaling approximately $9.7 million were capitalized and are included as a component of “Capitalized software development costs, net” in the consolidated balance sheets at December 31, 2003, and 2002. In April 2003, when software acceptance occurred, the Company began amortizing these costs over seven years.

Other Assets: Other assets reflected in the Company’s consolidated balance sheets consist primarily of purchased software and intellectual property (“IP”) rights (see Notes 4 and 17).

Property, Plant, and Equipment: Expenditures for property, plant, and equipment are capitalized at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. See Note 5 for a summary of property, plant, and equipment balances.

Other Noncurrent Liabilities: Other noncurrent liabilities reflected in the Company’s consolidated balance sheets consist primarily of accruals for excess building space, a deferred gain on the sale and leaseback of a European office building, and the final payment due in January 2005 in connection with a business acquisition.

Minority Interest: Effective October 1, 2002, the Company purchased the 40% ownership interest in Z/I Imaging Corporation (“Z/I Imaging”) held by Zeiss for approximately $6 million in cash and the transfer of certain reconnaissance camera assets. Since October 1, 2002, Z/I Imaging’s assets, liabilities, and results of operations are included in the Company’s consolidated financial statements as a component of the IMGS business segment. Zeiss’ former minority interest in the earnings of this subsidiary is reflected as “Minority interest in earnings of consolidated subsidiaries” in the Company’s consolidated statements of income.

Treasury Stock: Treasury stock is accounted for by the cost method. Treasury stock activity for the three-year period ended December 31, 2003, (consisting of stock option exercises, purchases of stock by employees under the Company’s stock purchase plan, and the purchase of shares for the treasury) is presented in the consolidated statements of shareholders’ equity.

During 2003, the Company purchased approximately 10 million shares of its common stock for $260.4 million via a modified Dutch auction tender offer completed in December 2003. During 2003, the Company’s Board of Directors (the “Board”) increased the funding for the existing stock repurchase plan from $175 million to $250 million. The Board also extended the termination date for the program from December 31, 2004, to December 31, 2005. During 2003, 2002, and 2001, respectively, the Company purchased approximately 1.4 million, 4.7 million, and 195,000 shares for approximately $30.2 million during 2003 (excluding the modified Dutch auction tender offer), $83.6 million during 2002, and $1.9 million during 2001.

Revenue Recognition: The Company recognizes revenue in accordance with the Securities and Exchange Commission

(“SEC”) Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, SAB No. 104, Revenue Recognition, issued in December 2003, and the American Institute of Certified Public Accountants Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition. SAB No. 101 and SOP No. 97-2 outline basic criteria that must be met prior to the recognition of revenue, including persuasive evidence of a sales arrangement, delivery of products and performance of services, a fixed and determinable sales price, and reasonable assurance of collection. For revenue recognition purposes, the Company considers persuasive evidence of a sales arrangement to be receipt of a signed contract or purchase order.

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

For arrangements with multiple elements, the Company allocates revenue to each element of a transaction based upon its fair value as determined by vendor specific objective evidence (“VSOE”). VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately. The Company defers revenue for any undelivered elements, and recognizes revenue when the product is delivered or over the period in which the service is performed, in accordance with the Company’s revenue recognition policy for such element. If the Company cannot objectively determine the fair value of any undelivered element included in bundled software and service arrangements, including implied maintenance or specified upgrades, the Company defers revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, the Company uses the residual method to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

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

Foreign Currency Exchange and Translation: Local currencies are the functional currencies for the Company’s Canadian subsidiaries, a Japanese subsidiary, and all but one of the Company’s European subsidiaries. The U.S. dollar is the functional currency for all other international subsidiaries. Foreign currency gains and losses resulting from remeasurement or settlement of receivables and payables denominated in a currency other than the functional currency are included in “Other income (expense), net” in the consolidated statements of income. Net exchange losses totaled $1.4 million in 2003 compared to a net exchange gain of $277,000 in 2002, and a net exchange loss of $1.5 million in 2001. Translation gains and losses resulting from translation of subsidiaries’ financial statements from the functional currency into U.S. dollars are included as a component of “Accumulated other comprehensive income (loss)” in the consolidated balance sheets.

Stock-Based Compensation Plans: The Company maintains a stock purchase plan and three fixed stock option plans for the benefit of its employees and directors. Under the stock purchase plan, employees may purchase stock of the Company at 85% of the closing market price of the Company’s stock as of the last pay date of each calendar month. No compensation expense is recognized for the difference in price paid by employees and the fair market value of the Company’s stock at the date of purchase.

Under the fixed stock option plans, stock options may be granted to employees and directors at exercise prices that are equal to, less than, or greater than the fair market value of the Company’s stock on the date of grant. Compensation expense, equal to the difference in exercise price and fair market value on the date of grant, would be recognized over the vesting period for options if granted at less than fair market value.

In accordance with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, the Company has elected to apply Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations in accounting for its stock-based plans. Accordingly, the Company has recognized no compensation expense for these plans during the three-year period ended December 31, 2003. Had the Company accounted for its stock-based compensation plans based on the fair value of awards at grant date consistent with the methodology of SFAS No. 123, the Company’s reported net income and income per share for each of the three years would have been impacted as indicated below. The effects of applying SFAS No. 123 on a pro forma basis for the three-year period ended December 31, 2003, are not likely to be representative of the effects on reported pro forma net income for future years as options vest over several years and as it is anticipated that additional grants will be made in future years.

Year Ended December 31,		2003
(in thousands, except per share amounts)		(Restated)	2002	2001

Net income	As reported	$22,288	$377,752	$19,942
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards (net of income tax for 2002 and 2003)		(1,530)	(1,935)	(3,318)

	Pro forma	$20,758	$375,817	$16,624
Diluted income per share	As reported	$0.47	$7.47	$0.39
	Pro forma	$0.44	$7.44	$0.32

Income Taxes: The provision for income taxes includes federal, international, and state income taxes currently payable or refundable and income taxes deferred because of temporary differences between the financial statement and tax bases of assets and liabilities (see Note 11).

Net Income Per Share: Basic income per share is computed using the weighted average number of common shares outstanding. Diluted income per share is computed using the weighted average number of common and equivalent common shares outstanding. Employee stock options are the Company’s only common stock equivalent and are included in the calculation only if dilutive. For the years ended December 31, 2003, 2002, and 2001, these dilutive shares were 2,034,000, 2,545,000, and 2,042,000, respectively.

Comprehensive Income: Comprehensive income includes net income as well as all other non-owner changes in equity. With respect to the Company, such non-owner equity items include foreign currency translation adjustments and unrealized gains and losses on certain investments in debt and equity securities. The Company’s comprehensive income or loss for each year in the three-year period ended December 31, 2003, is displayed in the consolidated statements of shareholders’ equity and in Note 9.

Reclassifications: Certain reclassifications have been made to 2002 and 2001 amounts to provide comparability with the current-year presentation.

NOTE 2 — INVENTORIES

Inventories at December 31, 2003, and 2002, are summarized as follows:

December 31,
(in thousands)	2003	2002
Raw materials	$6,295	$7,011
Work-in-process	3,538	2,856
Finished goods	2,939	3,457
Service spares	2,671	6,073

Totals	$15,443	$19,397

Inventories on hand at December 31, 2003, and 2002, relate primarily to continuing specialized hardware assembly activity in the Company’s IMGS and ISG business segments, and to the Company’s continuing warranty and maintenance obligations on computer hardware previously sold.

Amounts currently reflected as work-in-process relate primarily to sales contracts accounted for under the percentage-of-completion method.

NOTE 3 — ACCOUNTS RECEIVABLE

Concentrations of credit risk with respect to accounts receivable are limited due to the diversity of the Company’s customer base. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. During the two years ended December 31, 2003, the Company experienced no significant losses related to trade receivables from individual customers or from groups of customers in any geographic area in any business segment.

Revenues from the U.S. government were approximately $137.1 million, $136.9 million, and $143 million in 2003, 2002, and 2001, respectively, representing approximately 26% of total revenue in 2003, and 27% of total revenue in 2002 and 2001. Accounts receivable from the U.S. government totaled approximately $23.5 million and $26.7 million at December 31, 2003, and 2002, respectively. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity, and cost-based contracts, and through sales of commercial products not covered by long-term contracts. Approximately 83% of the Company’s 2003 federal government revenue was earned under long-term contracts.

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

The Company maintained reserves for uncollectible accounts, included in “Accounts receivable, net” in the consolidated balance sheets at December 31, 2003, and 2002, of $13.8 million and $15.4 million, respectively.

NOTE 4 — INTANGIBLE ASSETS

     The Company’s intangible assets include capitalized software development costs (included as a separate line in the consolidated balance sheets and discussed in Note 1) and other intangible assets, including patents and licenses (included in “Other assets, net” in the consolidated balance sheets).

At December 31, 2003, and 2002, the Company’s intangible assets and related accumulated amortization consisted of the following:

	2003			2002
		Accumulated			Accumulated
	Gross	Amortization	Net	Gross	Amortization	Net
(in thousands)
Capitalized software development	$54,423	$(24,903)	$29,520	$44,417	$(14,587)	$29,830
Other intangible assets	48,011	(39,694)	8,317	44,988	(32,522)	12,466

	$102,434	$(64,597)	$37,837	$89,405	$(47,109)	$42,296

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

NOTE 5 — PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at December 31, 2003, and 2002, are summarized as follows (in thousands):

December 31,	2003	2002
Land and improvements (15-30 years)	$6,286	$8,291
Buildings and improvements (30 years)	83,080	76,621
Equipment, furniture, and fixtures (3-8 years)	63,963	80,258

	153,329	165,170
Allowances for depreciation	(102,230)	(114,352)

Totals	$51,099	$50,818

NOTE 6 — FINANCIAL INSTRUMENTS

Information related to the Company’s financial instruments, other than cash equivalents and stock investments in less-than-50%-owned companies, is summarized below.

Short-term Debt: The Company had no debt at December 31, 2003. At December 31, 2002, the Company had $169,000 in short-term debt. This debt was repaid in January 2003.

Convertible Debenture: As part of the proceeds of the April 1999 sale of its InterCAP subsidiary to Micrografx, Inc. (“Micrografx”), the Company received a $5.8 million convertible subordinated debenture due on March 31, 2002. Due to financial and operational difficulties being experienced by Micrografx, the Company wrote off the value of this debenture, $5 million in 2000 and the remaining $797,000 in 2001. The 2001 write-off is included in “Other income (expense), net” in the 2001 consolidated statement of income.

On October 31, 2001, Corel Corporation, a Canadian software company, purchased Micrografx. In order to facilitate this purchase, the Company agreed to accept $3.8 million, plus accrued interest of $485,000, for complete settlement of its convertible subordinated debenture. The total settlement is included in “Other income (expense), net” in the 2001 consolidated statement of income.

Stock Warrant: As part of the proceeds of the October 1999 sale of its VeriBest business segment, the Company received a warrant to purchase 500,000 shares of the common stock of Mentor Graphics at a price of $15 per share. The warrant was subsequently valued at $300,000 using the Black-Scholes option pricing model as of the date of sale of VeriBest. The Company sold the warrant to Mentor Graphics for $2 million in October 2001. A gain of $1.7 million was recognized on the sale and recorded as a component of “Other income (expense), net” in the 2001 consolidated statement of income.

Forward Exchange Contracts: At December 31, 2003, and 2002, the Company had no forward exchange contracts outstanding. The Company is not currently hedging any of its foreign currency risks.

NOTE 7 — DEBT AND LEASES

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

NOTE 8 — SUPPLEMENTARY CASH FLOW INFORMATION

Changes in other assets and liabilities, net of the effects of business acquisitions and divestitures, in reconciling net income to net cash provided by operations are as follows:

Year Ended December 31, (in thousands)	2003 (Restated)	2002	2001
(Increase) decrease in:
Accounts receivable, net	$9,474	$10,536	$15,409
Inventories, net	4,309	3,601	352
Other current assets	8,719	(3,641)	12,330
Increase (decrease) in:
Trade accounts payable	5,583	(5,301)	(11,690)
Accrued compensation and	1,046	(12,876)	(18,940)
other accrued expenses Refundable income taxes	(5,069)	(97)	3,753
Billings in excess of sales	2,680	4,101	(7,645)

Net changes in other assets and liabilities	$26,742	$(3,677)	$(6,431)

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

For 2002, significant non-cash investing and financing transactions include a $27.3 million favorable mark-to-market adjustment on the Company’s investment in 3Dlabs Inc., Ltd. (“3Dlabs”), offset by a reclassification adjustment of $16.6 million upon the sale of its investment in 3Dlabs stock. (See Note 9 for additional details on comprehensive income). In addition, in second quarter 2002, the Company sold its shares in 3Dlabs to Creative Technology Ltd. (“Creative”), receiving Creative stock valued at $26.8 million as partial consideration. Disqualified dispositions of employee stock options during 2002 resulted in a $4.3 million tax benefit.

Significant non-cash investing and financing transactions in 2001 included the receipt of common stock with a value of approximately $10 million as additional consideration for the sale of the Company’s Intense3D graphics accelerator division, offset by a $2.7 million unfavorable mark-to-market adjustment. The mark-to-market adjustment is included in “Accumulated other comprehensive loss” in the December 31, 2001, consolidated balance sheet. Also included in 2001 is a $10.1 million increase to a note receivable as additional consideration for the fourth quarter 2000 sale of its civil, plotting, and raster product lines.

See Note 17 for further details regarding the Company’s acquisitions and divestitures during the three-year period ended December 31, 2003.

NOTE 9 — COMPREHENSIVE INCOME

Comprehensive income is computed as follows:

Year Ended December 31, (in thousands)	2003 (Restated)	2002	2001
Net income	$22,288	$377,752	$19,942
Unrealized holding gains (losses) arising during the period	1,170	22,724	(3,287)
Reclassification adjustment for realized gains included in net income	(812)	(12,146)	—
Translation adjustment for financial statements denominated in a foreign currency	13,091	9,366	(1,385)

Comprehensive income	$35,737	$397,696	$15,270

The 2003 and 2002 unrealized holding gains are shown net of $437,000 and $2.4 million, respectively, in taxes. There was no income tax effect related to the items included in other comprehensive income for the year 2001. See Note 11 for details of the Company’s tax position, including its net operating loss carryforwards and policy for reinvestment of subsidiary earnings.

NOTE 10 — RESTRUCTURING CHARGES

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

In 2003, the Company recorded $4 million in restructuring costs in an effort to realign costs with revenues in certain areas of the Company’s business. These expenses are reflected in “Restructuring charges (credits)” in the 2003 consolidated statement of income. The Corporate business segment recorded $2.5 million in restructuring expense for employee severance benefits and the termination of several operating leases. The IMGS business segment recorded $1.5 million in restructuring expense for severance. All restructuring activities were completed by December 31, 2003. One-time severance benefits totaled $2.9 million, of which $432,000 was paid prior to December 31, 2003. Lease termination costs totaled $1 million, and other associated costs were $23,000, all of which will be paid subsequent to 2003. At December 31, 2003, the total remaining accrued liability for 2003 restructuring was $3.5 million and is reflected in “Other accrued expenses” in the Company’s consolidated balance sheets.

In 2002, the Company recorded $2.1 million in restructuring charges as a result of combining the Utilities and Communications business with the IMGS business segment. Severance costs associated with the business reorganization totaled almost $1.6 million. The remaining restructuring costs consisted of accruals for idle building space. These expenses are reflected in “Restructuring charges (credits)” in the 2002 consolidated statement of income. Cash outlays in 2003 and 2002 approximated $1.9 million and $38,000, respectively. Currency translation decreased the remaining 2003 liability by

$97,000. At December 31, 2003, and 2002, the total remaining accrued liability for 2002 restructuring was $119,000 and $2.1 million, respectively, and is reflected in “Other accrued expenses” in the Company’s consolidated balance sheets.

Although no restructuring efforts were implemented in 2001, severance liabilities of $384,000 related to restructuring efforts from 2000 were reversed in response to unanticipated attrition. This expense reversal is reflected in “Restructuring charges (credits)” in the 2001 consolidated statement of income.

In first quarter 2004, the Company expects to record $1.2 million in restructuring charges as a result of realignment in the PPO business segment. The Company does not anticipate any further restructuring charges to be recorded during 2004 as long as the Company remains on its 2004 plan.

NOTE 11 — INCOME TAXES

The components of income from operations before income taxes and minority interest are as follows:

Year Ended December 31,	2003
(in thousands)	(Restated)	2002	2001
U.S.	$14,298	$463,487	$18,010
International	12,735	5,685	10,908

Income from operations before income taxes and minority interest	$27,033	$469,172	$28,918

Income tax benefit (expense) from operations consists of the following:

Year Ended December 31,	2003
(in thousands)	(Restated)	2002	2001
Current benefit (expense):
Federal	$(369)	$(64,797)	$(2,008)
State	3,416	(15,809)	(387)
International	(5,817)	(1,828)	(6,028)

Total current	(2,770)	(82,434)	(8,423)

Deferred benefit (expense):
Federal	(2,138)	(6,665)	(103)
State	(41)	(1,064)	(9)
International	204	(972)	35

Total deferred	(1,975)	(8,701)	(77)

Total income tax expense	$(4,745)	$(91,135)	$(8,500)

Deferred income taxes included in the Company’s consolidated balance sheets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the carrying amounts for income tax return purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

December 31, (in thousands)	2003 (Restated)	2002

Current Deferred Tax Assets (Liabilities):
Inventory reserves	$4,049	$8,882
Vacation pay and other employee benefit accruals	4,861	3,923
Other financial statement reserves, primarily allowance for doubtful accounts and warranty	4,198	5,519
Profit on uncompleted sales contracts	(748)	(827)
Other current tax assets and liabilities, net	7,295	3,452

	19,655	20,949
Less asset valuation allowance	(16,410)	(12,934)

Total net current asset (1)	3,245	8,015

Noncurrent Deferred Tax Assets (Liabilities):
Net operating loss and tax credit carryforwards:
U.S. federal and state	—	—
International operations	24,936	21,229
Depreciation	(5,978)	(5,350)
Capitalized software development costs	(10,909)	(11,833)
Other noncurrent tax assets and liabilities, net	1,122	(3,142)

	9,171	904
Less asset valuation allowance	(22,636)	(17,164)

Total net noncurrent liability	(13,465)	(16,260)

Net deferred tax asset (liability)	$(10,220)	$(8,245)

(1) Included in “Other current assets” in the consolidated balance sheets.

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

Net operating loss carryforwards are available to offset future earnings within the time periods specified by law. At December 31, 2003, the Company had international net operating loss carryforwards totaling approximately $74.5 million that expire as follows:

December 31, 2003	International Net Operating Loss Carryforwards
(in thousands)	(Restated)
Expiration:
3 years or less	$5,000
4 to 5 years	19,500
6 to 10 years	900
Unlimited carryforward	49,100

Total	$74,500

A reconciliation from income tax expense at the U.S. federal statutory tax rate of 35% to the Company’s income tax expense from operations is as follows:

Year Ended December 31,	2003
(in thousands)	(Restated)	2002	2001
Income tax expense at federal statutory rate	$(9,462)	$(164,210)	$(10,121)
Tax effect of U.S. tax loss carried forward	—	71,670	2,619
Tax effect of U.S. tax credits carried forward	—	10,882	—
State income taxes, net of federal tax benefit	1,934	(10,276)	(257)
Tax effects of international operations, net	(1,433)	(809)	(1,844)
Tax effect of audit settlements	4,112	—	—
Tax effect of tax-exempt investments	825	—	—
Other, net	(721)	1,608	1,103

Income tax expense	$(4,745)	$(91,135)	$(8,500)

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

NOTE 12 — STOCK-BASED COMPENSATION PLANS

The Intergraph Corporation 2002 Stock Option Plan was approved by shareholders in May 2002. Under this plan, the Company reserved a total of 2,000,000 shares of common stock to grant as options to key employees of which no more than 400,000 can be granted as restricted stock. Options may be granted at exercise prices which are equal to, less than, or greater than the fair market value of the Company’s stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options first become exercisable one year from the date of grant and vest at a rate of 25% per year, with full vesting on the fourth anniversary date of the grant. Options to purchase 316,000 shares of the Company’s common stock were granted in 2003. At December 31, 2003, 1,519,000 shares were available for future grants. In 2003, the Company issued 75,000 shares of restricted stock at the quoted market price on the date of grant. The cost of the restricted stock is being amortized over the vesting period of 4 years. The amortization expense for 2003 was $152,000.

The Intergraph Corporation 1997 Stock Option Plan was approved by shareholders in May 1997. Under this plan, the Company reserved a total of 5,000,000 shares of common stock to grant as options to key employees. Options may be granted at exercise prices which are equal to, less than, or greater than the fair market value of the Company’s stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options first become exercisable two years from the date of grant and vest at a rate of 25% per year from that point, with full vesting on the fifth anniversary date of the grant. There were no options granted in 2003, however, options to purchase 20,000, and 245,000 shares of the Company’s common stock were granted in 2002 and 2001, respectively, under this plan. During 2003, 193,249 shares expired, and at December 31, 2003, there were no shares available for future grants.

The Intergraph Corporation Nonemployee Director Stock Option Plan was approved by shareholders in May 1998. The Company has reserved a total of 250,000 shares of common stock to grant as options under this plan. The exercise price of each option granted is the fair market value of the Company’s stock on the date of grant. Options are granted for a term of ten years from the date of grant. Options first become exercisable one year from the date of grant and vest at a rate of 33% per year from that point, with full vesting on the third anniversary date of the grant. Upon approval of this plan, members of the Board who were not otherwise employed by the Company were granted options to purchase 3,000 shares of the Company’s common stock. Any new non-employee director is similarly granted an option to purchase 3,000 shares of common stock upon his or her first election to the Board. At each annual meeting of shareholders, each non-employee director re-elected to the Board is granted an option to purchase an additional 1,500 shares of the Company’s common stock. Options to purchase 12,000, 10,500, and 9,000 shares of the Company’s common stock were granted in 2003, 2002, and 2001, respectively, under this plan. At December 31, 2003, 193,000 shares were available for future grants.

Under the 2000 Intergraph Corporation Employee Stock Purchase Plan, 3,000,000 shares of common stock were made available for purchase through a series of five consecutive annual offerings each June beginning June 1, 2000. In order to purchase stock, each participant may have up to 10% of his or her pay (not to exceed $25,000 in any offering period) withheld through payroll deductions. All full-time employees of the Company are eligible to participate. The purchase price of each share is 85% of the closing market price of the Company’s common stock on the last pay date of each calendar month. Employees purchased 79,850, 107,806, and 147,478 shares of stock in 2003, 2002, and 2001, respectively, under the 2000 and predecessor plans. At December 31, 2003, 2,498,513 shares were available for future purchases.

Under the methodology of SFAS No.123, the fair value of the Company’s fixed stock options was estimated at the date of grant using the Black-Scholes option pricing model. The multiple option approach was used, with assumptions for expected option life of 1.04 years after vest date in 2003 (1 year in 2002 and 1.09 years in 2001) and 27% expected volatility over the life of the options issued in 2003 (81% in 2002 and 73% in 2001). In 2003, Intergraph changed the method of determining the future volatility rate of the Company’s common stock. The Company believes that using the future volatility rate implied in the trading of options on the Company’s common stock, both calls and puts, is a better indicator of the expected future volatility of the Company’s stock price than using historical performance of the Company’s stock price. The higher volatility rate assumptions used for 2002 and 2001 were based upon historical performance of stock options over the prior 8-year period. Dividend yield is excluded from the calculation since it is the present policy of the Company to retain all earnings to finance operations. Risk-free rates of return were determined separately for each of the serial vesting periods of the options and ranged from .98% to 3.19% in 2003, .92% to 4.47% in 2002, and 3.32% to 4.57% in 2001.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because the subjectivity of assumptions can materially affect estimates of fair value, the Company believes the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

Shares issued under the Company’s stock purchase plan were valued at the difference between the market value of the stock and the discounted purchase price of the shares on the date of purchase. The date of grant and the date of purchase coincide for this plan.

The weighted average grant date fair values of options granted to employees under all stock option plans during 2003, 2002, and 2001 were $4.91, $9.62, and $6.92, respectively. During 2003, options were granted under these plans at exercise prices equal to the market value of the Company’s stock on the date of grant.

Activity in the Company’s fixed stock option plans for each year in the three-year period ended December 31, 2003, is summarized as follows:

	2003		2002		2001
		Weighted Average		Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding at beginning of year	3,727,385	$6.72	4,635,393	$6.44	5,453,510	$6.29
Granted at price equal to market value	328,000	21.48	120,500	16.99	254,000	11.81
Exercised	(1,157,114)	6.25	(966,946)	6.82	(344,555)	6.85
Forfeited	(236,249)	6.35	(61,562)	5.68	(727,562)	6.85

Outstanding at end of year	2,662,022	$8.79	3,727,385	$6.72	4,635,393	$6.44

Exercisable at end of year	902,552	$6.91	1,192,260	$6.88	1,112,337	$7.88

Further information relating to stock options outstanding at December 31, 2003, is as follows:

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted		Weighted
		Remaining	Average		Average
Range of Exercise Prices	Number	Contractual Life	Exercise Price	Number	Exercise Price
$5.313 to $5.813	1,822,835	6.14 years	$5.53	666,335	$5.48
$5.875 to $9.250	96,312	4.71 years	7.89	76,312	7.76
$10.125 to $12.700	269,375	5.85 years	11.59	127,625	11.38
$14.000 to $21.600	245,500	8.76 years	17.34	32,250	16.84
$21.900 to $21.900	150,000	9.57 years	21.90	—	—
$23.870 to $23.870	3,000	9.77 years	23.87	—	—
$24.380 to $24.380	75,000	9.78 years	24.38	—	—

	2,662,022	6.60 years	$8.79	902,522	$6.91

NOTE 13 — EMPLOYEE BENEFIT PLANS

The Intergraph Corporation Stock Bonus Plan (“Stock Bonus Plan”) was established in 1975 to provide retirement benefits to substantially all U.S. employees. Effective January 1, 1987, the Company amended the Stock Bonus Plan to qualify it as an employee stock ownership plan (ESOP). The Company made contributions to the Stock Bonus Plan in amounts determined at the discretion of the Board, and the contributions were funded with Company stock. Amounts were allocated to the accounts of participants based on compensation.

In December 2000, the Board resolved to terminate the Stock Bonus Plan effective for the plan year ending December 31, 2000, and to amend the Intergraph Corporation SavingsPlus Plan (“SavingsPlus Plan”) to permit the Company to make discretionary profit sharing contributions to it. During 2002, the Company received a favorable determination letter from the Internal Revenue Service and a “no action” letter from the SEC. Upon receipt of both favorable responses, each Stock Bonus Plan participant was entitled to receive a lump sum distribution of their account balance (subject to income tax liability and withholdings) or to rollover the account balance into an Individual Retirement Account or other qualified plan. The distribution of Stock Bonus Plan assets commenced on May 16, 2002, for a period of four months, and expired on September 16, 2002. The lost participants’ shares and remaining cash were transferred to a trust fund held by a Trustee effective December 31, 2002. As of December 31, 2003, there were 1,371 lost participants with account balances in the Stock Bonus Plan, of which 382 participants owned approximately 29,000 shares of Intergraph common stock. Additional cash balances held in the trust fund on behalf of lost participants totaled approximately $900,000.

In 1990, the Company established the SavingsPlus Plan, an employee savings plan qualified under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. employees. As of January 1, 2004, employees may elect to contribute up to 75% of their compensation to the SavingsPlus Plan, subject to dollar limitations contained in the Internal Revenue Code, up from the previous limit of 25%. The Company matches 50% of employee contributions up to 6% of each employee’s compensation. Cash contributions by the Company to the SavingsPlus Plan were $3.1 million, $3 million, and $2.6 million, in 2003, 2002, and 2001, respectively.

The Company maintains various retirement benefit plans for the employees of its international subsidiaries, primarily defined contribution plans that cover substantially all employees. Contributions to the plans are made in cash and are allocated to the accounts of participants based on compensation. Benefits are payable based on vesting provisions contained in each plan. The Company’s contributions to these plans totaled approximately $4.1 million, $3.2 million, and $3 million in 2003, 2002, and 2001, respectively.

NOTE 14 — SHAREHOLDER RIGHTS PLAN

In March 2002, the Board approved an amendment to the Shareholder Rights Plan and declared a distribution of one common stock purchase right (a “Right”) for each share of the Company’s common stock outstanding on September 7, 1993. Each Right entitles the holder to purchase from the Company one common share at a price of $65, subject to adjustment. The Rights are not exercisable until the occurrence of certain events related to a person or a group of affiliated or associated persons acquiring, obtaining the right to acquire, or commencing a tender offer or exchange offer, the consummation of which would result in beneficial ownership by such a person or group of 15% or more of the outstanding common shares of the Company. Rights will also become exercisable in the event of certain mergers or an asset sale involving more than 50% of the Company’s assets or earnings power. Upon becoming exercisable, each Right will allow the holder, except the person or group whose action has triggered the exercisability of the Rights, to either buy securities of Intergraph or securities of the acquiring company, depending on the form of the transaction, having a value of twice the exercise price of the Rights. The Rights trade with the Company’s common stock. The Rights are subject to redemption at the option of the Board at a price of $0.01 per Right until the occurrence of certain events, and are exchangeable for the Company’s common stock at the discretion of the Board under certain circumstances. The Rights expire on March 5, 2012.

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

NOTE 15 — SEGMENT INFORMATION

The Company’s current operations are divided into four business segments along with a Corporate oversight function. The four core business segments are PPO, IMGS, ISG, and IPS. The Company’s reportable segments are strategic business units that are organized by the types of products sold and the specific markets served. Each is discussed in further detail below.

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

Year Ended December 31,	2003	2002	2001
(in thousands)	(Restated)
Revenues:
PPO:
Unaffiliated customers	$129,401	$120,321	$110,915
Intersegment revenues	2,158	3,763	5,563

	131,559	124,084	116,478

IMGS:
Unaffiliated customers	203,843	187,140	211,268
Intersegment revenues	6,114	7,932	11,436

	209,957	195,072	222,704

ISG:
Unaffiliated customers	119,178	122,375	127,492
Intersegment revenues	1,752	4,614	6,646

	120,930	126,989	134,138

IPS:
Unaffiliated customers	63,489	61,147	60,928
Intersegment revenues	3,661	2,447	18

	67,150	63,594	60,946

Corporate:
Unaffiliated customers	10,092	10,094	21,458
Intersegment revenues	2,652	3,046	12,343

	12,744	13,140	33,801

	542,340	522,879	568,067

Eliminations	(16,337)	(21,802)	(36,006)

Total Revenues	$526,003	$501,077	$532,061

Operating income (loss):
PPO	$14,787	$18,979	$6,799
IMGS	3,848	(2,052)	6,085
ISG	8,080	5,946	10,004
IPS	14,377	14,583	8,232
Corporate	(27,724)	(23,304)	(19,027)
Eliminations	—	279	—

Total	$13,368	$14,431	$12,093

Depreciation and amortization expense:
PPO	$11,406	$10,247	$8,179
IMGS	7,951	5,711	3,343
ISG	1,429	1,018	1,323
IPS	1,245	3,230	5,092
Corporate	3,678	5,006	8,287

Total depreciation and amortization expense	$25,709	$25,212	$26,224

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

International markets, particularly Europe and Asia, are important to each of the Company’s business segments, except for ISG. The Company’s operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policies or restrictions, worldwide political conditions, currency exchange fluctuations, and other factors. Following is a summary of third-party revenues and long-lived assets by principal geographic area. For purposes of this presentation, revenues are attributed to geographic areas based on customer location. Long-lived assets include property, plant, and equipment; capitalized software development costs; investments in affiliates; and other non-current assets. Assets have been allocated to geographic areas based on their physical location.

	Revenues			Long-lived Assets, Net
	2003
(in thousands)	(Restated)	2002	2001	2003	2002	2001
United States	$276,712	$285,881	$281,734	$85,552	$97,112	$115,920
Europe	160,616	128,640	146,406	12,365	18,161	10,291
Asia Pacific	46,529	49,843	49,243	1,675	1,511	3,067
Other International	42,146	36,713	54,678	3,026	1,453	2,239

Total	$526,003	$501,077	$532,061	$102,618	$118,237	$131,517

NOTE 16 — RELATED PARTY TRANSACTIONS

BSI: The Company owns a 32% equity position in BSI, the developer and owner of MicroStation, a software product for which the Company is a nonexclusive distributor. Under the Company’s distributor agreement with BSI, the Company purchases MicroStation products for resale to third parties. The Company’s purchases from BSI were approximately $1.5 million in 2003, $1.9 million in 2002, and $1.3 million in 2001. At December 31, 2003, 2002, and 2001, the Company had amounts payable to BSI of approximately $622,000, $660,000, and $560,000, respectively. The Company’s sales to BSI were approximately $157,000 in 2003, $531,000 in 2002, and $1.1 million in 2001. Outstanding trade receivables from BSI were $582,000, $1.1 million, and $407,000, respectively at December 31, 2003, 2002, and 2001. As a result of the Company’s sale of its MicroStation-based civil engineering, plotting, and raster conversion software product lines to BSI in 2000, the Company recorded a long-term note receivable as partial consideration. The balance of this note receivable was

$8.1 million at December 31, 2003, and $9.7 million at December 31, 2002. This non-trade receivable is included in “Other current assets” in the Company’s consolidated balance sheets. See further discussion of BSI transactions in Note 17.

3Dlabs and Creative: In July 2000, the Company sold the Intense3D graphics accelerator division to 3Dlabs for equity ownership interest of approximately 19.7% in 3Dlabs. Under its agreement with 3Dlabs, the Company served as intermediary between 3Dlabs and SCI, a wholly-owned subsidiary of SCI Systems, Inc., the Company’s contract manufacturer, for manufacturing performed by SCI for 3Dlabs. The Company earned no margin on the inventory purchased from SCI and sold to 3Dlabs, and recorded no associated revenues or cost of revenues in its results of operations. Gross billings to 3Dlabs during 2001 totaled $17.8 million. At December 31, 2001, the Company’s receivables from 3Dlabs for inventory purchased on its behalf totaled $1.5 million. In 2001, this obligation to serve as intermediary expired. Since the date of the expired agreement, the Company provided services to 3Dlabs, including repair, test, and inventory hub services at a profit. In March 2002, Creative acquired 3Dlabs, and the Company retained a 3% ownership interest in Creative. In July 2002, the Company sold part of its investment in Creative. For 2002, the Company’s sales to 3Dlabs totaled $229,000, purchases from 3Dlabs totaled $407,000, and an outstanding trade receivable totaled $57,000. In July 2003, the Company sold its remaining investment in Creative. For 2003, the Company’s sales to 3Dlabs, a division of Creative, totaled $207,000, and an outstanding trade receivable totaled $17,000. See further discussion of 3Dlabs and Creative in Note 17.

Atheeb: In 2001, the Company sold Intergraph Middle East, Ltd. (“IMEL”), and its Saudi Arabian operations to the distributorship of Atheeb, retaining a 20% ownership interest. Purchases from Atheeb totaled $444,000 for 2003 and $138,000 for 2002. There were no purchases for 2001. Total payables to Atheeb at December 31, 2003, and 2002 were $284,000 and $138,000, respectively. Sales to Atheeb totaled $2.5 million for 2003, $2.4 million for 2002, and $383,000 for 2001. Related trade receivables from Atheeb at December 31, 2003, 2002, and 2001, were $1.5 million, $1.1 million, and $345,000, respectively.

NOTE 17 — ACQUISITIONS AND DIVESTITURES

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

On March 31, 2001, the Company recorded an additional $581,000 gain as a result of the final calculation and settlement of the earn-out provisions. This gain is included in “Gains on sales of assets” in the 2001 consolidated statements of income and cash flows. The total earn-out of $10 million was paid to the Company in the form of 7,591,285 shares of 3Dlabs stock (valued at $10 million) increasing Intergraph’s ownership to approximately 37%. These shares had a three-year irrevocable proxy that prevented the Company from having any voting rights; therefore, this investment was not accounted for using the equity method. As a result of the final earn-out settlement, all contingencies and related transitional services associated with the sale of Intense3D were satisfied.

In March 2002, the shares in escrow were released and valued at approximately $2 million. On March 11, 2002, 3Dlabs signed a definitive agreement with Creative to be acquired for $3.60 per share, with two-thirds to be converted into Creative stock and one-third in cash. In the second quarter of 2002, the Company’s 3Dlabs stock was sold to Creative for 2,291,765 shares of Creative stock (valued at $26.8 million) and $13.4 million in cash. In third quarter 2002, 788,655 of these shares were sold for $7.9 million, and a loss of $1.3 million was recorded. These amounts are reflected as “Net proceeds from sales of assets” in the 2002 consolidated statement of cash flow. At December 31, 2002, the remaining 1,503,110 shares represented a 2% ownership in Creative with a market value of $10.6 million. Until December 2002, the Company maintained its investment in Creative at market value, with any unrealized holding gains or losses recorded as a component of “Accumulated other comprehensive income (loss)” in the consolidated balance sheets. In December 2002, this impairment in value was determined to be “other than temporary” and a write-down in the carrying value of the stock of approximately $7 million was recognized in the 2002 consolidated statements of income and cash flows.

In July 2003, the Company sold its remaining investment in Creative for $12.4 million proceeds. The amount received is shown as “Net proceeds from sales of assets” in the 2003 consolidated statement of cash flow. The resulting gain of $1.8 million is reflected in “Gains on sales of assets” in the 2003 consolidated statements of income and cash flows.

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

MARIAN: In January 2001, the Company acquired the MARIAN materials management business unit from debis Systemhaus Industry GmbH of Germany for a purchase price consisting of 1.5 million euros paid at closing and additional payments due March 1, 2002, and 2003, to be calculated as 15% of the annual revenues earned by the Company from the sale of MARIAN products in 2001 and 2002. The Company’s payment at closing approximated $1.8 million and is included in “Business acquisitions, net of cash acquired” in the Company’s 2001 consolidated statement of cash flows. Additional payments as noted above were $793,000 and $460,000, for 2003 and 2002, respectively, and are also included in “Business acquisitions, net of cash acquired” in the Company’s 2003 and 2002 consolidated statements of cash flows. The Company accounted for the acquisition as a purchase of the intangible assets (amortized over a useful life of two years) and software rights (of which the intangible assets are amortized over a useful life of four years and the maintenance contract is amortized over a useful life of three years). The unamortized balance, approximately $1.1 million at December 2003, and $1.9 million at December 31, 2002, is included in “Other assets, net” in the Company’s consolidated balance sheets. The accounts and results of operations of MARIAN are combined with PPO.

Middle East: In first quarter 2001, the Company announced its intention to sell its Middle East operations and convert them into distributorships. In April 2001, the Company closed the sales of its operations in Turkey and Kuwait. Effective July 2001, the Company closed the sale of its Saudi Arabian operation and recorded a $680,000 gain. The Company also completed the sale of IMEL, based in Dubai, United Arab Emirates, in second quarter 2002. This sale was effective October 2001, and an impairment reserve of $150,000 was recorded in third quarter 2001 in anticipation of the loss on the IMEL sale. The gain on Saudi Arabia, net of the IMEL impairment reserve, is included in “Gains on sales of assets” in the 2001 consolidated statements of income and cash flows. Upon completion of the IMEL sale, the Company no longer has any subsidiaries in the region and does business through distributors. The Company has retained responsibility for some of the Middle East contracts in effect at the date of the sale. None of the Middle East operations were material to the Company, and the Company believes the sale of these operations will not have a material impact on the Company’s consolidated operating results or cash flows.

Singapore: On November 30, 2000, the Company sold its Singapore subsidiary for approximately $2.7 million, primarily in the form of a long-term note receivable. Originally, the consideration became due in varying installments beginning June 30, 2001, and ending December 31, 2004. Payments were received in 2003, 2002, and 2001 for $650,000, $800,000, and $200,000, respectively, and are included in “Net proceeds from sales of assets” in the Company’s consolidated statements of cash flows. In November 2003, the payment schedule was amended to extend payment terms through September 2005. At December 31, 2003, and 2002, the balances on the notes in the consolidated balance sheets include approximately $644,000 and $671,000, respectively, in “Other current assets” and $340,000 and $842,000, respectively, in “Other assets, net.” The Company will continue to sell products into Singapore and related territories through a distributor arrangement with the purchaser.

IDS: In March 2003, the IMGS business segment sold its aeronautical IP assets to Ingegneria Dei Sistemi S.p.a. in Rome, Italy for a purchase price of $1.3 million, in the form of a short-term note receivable, with payments initially due through October 2003. A resulting gain of $1.1 million is included in the Company’s 2003 consolidated statements of income and cash flow. Total payments of $1.1 million are included in the 2003 consolidated statement of cash flow as “Net proceeds from sales of assets.” The final payment owed was received in January 2004.

BSI: On December 27, 2000, the Company sold its MicroStation-based civil engineering, plotting, and raster conversion software product lines to BSI for initial proceeds of approximately $24.6 million, consisting of $13.6 million in cash and an $11 million note due in quarterly installments through December 2003. In the first quarter of 2001, the Company reported an additional gain from the BSI transaction of approximately $4.2 million as the initial consideration for the sale, and the Company’s note receivable from BSI was increased based upon a revised calculation of transferred and renewed maintenance revenues for the products sold to BSI, as provided for in the original sale agreement. The agreement also provided for additional purchase price consideration based on renewals through December 1, 2001, of maintenance contracts related to the product lines. The Company recorded this additional purchase price consideration of $5.9 million in December 2001. The additional purchase price consideration resulted in gains of approximately $10.1 million, included in “Gains on sales of assets” in the 2001 consolidated statements of income and cash flows. These gains also resulted in an increase in the note of $10.1 million in the year 2001. The balance of the note receivable at December 31, 2003, and 2002, was $8.1 million and $9.7 million, respectively. This non-trade receivable is included in “Other current assets” in the consolidated balance sheets. Payments from BSI totaled $2.4 million, $9.2 million, and $5.1 million for 2003, 2002, and 2001, and are included in “Net proceeds from sales of assets” in the respective consolidated statements of cash flows. See Note 16 for a discussion of the Company’s related party transactions with BSI.

In December 2002, the Company filed a declaratory judgment action against BSI, and BSI subsequently filed complaints against Intergraph in regard to this transaction. See Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for a discussion of this litigation.

NOTE 18 — LITIGATION AND OTHER RISKS AND UNCERTAINTIES

The Company continues to pursue its patent litigation and licensing efforts. These matters are subject to known and unknown risks and uncertainties. Adverse developments with respect to these matters could materially adversely affect the Company’s financial condition, results of operations, or prospects. See the information appearing under the heading “Cautionary Note Regarding Forward-Looking Statements” in MD&A for further discussion of these risks and uncertainties.

Intel Litigation: As further described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, the Company has had ongoing litigation with Intel Corporation (“Intel”) since 1997. In April 2002, the Company and Intel reached an agreement during the course of court-ordered mediation that settled the Alabama litigation involving the Company’s Clipper memory management patents (“Clipper patents”). Under the terms of the April 2002 settlement agreement, Intel paid $300 million to the Company in May 2002, the lawsuit pending in Alabama was dismissed, the companies signed a highly restricted cross-license agreement, and the Company assigned certain unrelated patents to Intel. The April 2002 settlement agreement does not require the Company to take any future actions or make any future payments, and specifically reserves the Company’s right to enforce its Clipper patents against computer system companies, including customers of Intel. The settlement also addressed damages for the then pending patent infringement suit in Texas.

The Texas trial was held in July 2002 with final closing arguments in August 2002. On October 10, 2002, the Texas District Court (the “District Court”) ruled that Intergraph’s parallel instruction computing (“PIC”) patents were valid, enforceable, and infringed by Intel’s Itanium and Itanium 2 products. The District Court also ruled that the Company was entitled to an injunction on the sale, manufacture, and use of Intel’s Itanium and Itanium 2 processors. On October 30, 2002, the District Court entered a “Final Judgment and Permanent Injunction” against Intel. Based on the findings of the District Court and the terms of the April 2002 settlement agreement, Intel paid $150 million to the Company in November 2002. Intel also appealed the District Court’s findings to the U.S. Court of Appeals for the Federal Circuit (the “Federal Circuit”).

The parties’ appellate argument occurred before a three-judge panel of the Federal Circuit on December 1, 2003. On February 11, 2004, the Federal Circuit vacated the District Court’s decision and remanded the case back to the District Court for further findings. The Federal Circuit ruled that the District Court erred in its construction of the patent claim term “pipeline identifier.” In summary, the Federal Circuit concluded that a “pipeline identifier” must identify the specific processing pipeline — not just a type of processing pipeline — to which a computer instruction will be routed.

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

The Company recorded the $300 million settlement and the $150 million award (net of applicable legal fees and other associated litigation costs) as “Intellectual property income (expense), net” in the other income (expense) section of the 2002 consolidated statement of income.

Original Equipment Manufacturers (“OEM”) Litigation: In 1997, the Company placed a number of computer system vendors on notice that it believed their products infringed the Clipper system patents. The Company continued to offer to negotiate a patent license with these system vendors, but such discussions were suspended as a result of the Company’s litigation against Intel. The Company’s lawsuit against Intel was filed in 1997 and settled in April 2002; however, the Intel settlement agreement did not include licenses for Intel’s customers (the system vendors who combined an Intel processor with certain other non-Intel components). Rather, the Intel settlement agreement expressly excludes any license regarding the system vendors’ sale of infringing computer systems and specifically records the Company’s intention to seek payment for patent licenses from the system vendors. On December 16, 2002, the Company filed a patent infringement action against Dell Inc.™(“Dell”), Gateway Inc.™, and Hewlett-Packard Co.™ (“HP”) (including the former Compaq Computer Corporation™) in the U.S. District Court for the Eastern District of Texas (“OEM case”) claiming that products from these computer vendors infringe three Clipper system patents owned by the Company (U.S. Patent Numbers 4,899,275, 4,933,835, and 5,091,846). These patents relate to computer system memory management technology.

The OEM case seeks unspecified damages for past infringement (including enhanced damages), a statutory patent injunction, prejudgment interest, costs, and attorneys’ fees. The Company delayed serving the defendants with the lawsuit and engaged each defendant in licensing discussions. These licensing discussions were not successful, and the defendants were served on April 1, 2003. The case has been set for trial on August 2, 2004.

On May 28, 2003, HP filed a patent countersuit against the Company in the Northern District of California. HP also asked the Texas District Court to transfer the OEM case to the Northern District of California for consolidation with HP’s countersuit. The Texas court denied HP’s motion to transfer the Texas OEM case to California. HP’s countersuit did not specify any accused infringing products or resulting damages, and was initially dismissed as legally defective. HP has since filed a corrected amended complaint asserting four separate patents against a variety of Intergraph products, including SmartPlant® 3D, IntelliShip™, SmartPlant®, SmartSketch, I/Mobile TC, and IntelliWhere. The Company filed a motion to have HP’s California countersuit transferred to the Northern District of Alabama, which was subsequently denied. The Company has also filed third-party complaints against Microsoft Corporation, BSI, and Graphic Technologies Inc., adding them as co-defendants to the HP patent assertions. The Company has not determined what impact, if any, HP’s countersuit may have on the Company’s operations and cash flows. The Company will vigorously defend against HP’s countersuit.

HP has also filed an amended answer and counterclaim in the OEM case, which alleges that Intergraph’s patent assertions are a violation of the Sherman Antitrust Act. The Company has filed a motion to dismiss HP’s antitrust counterclaims as a matter of law. The District Court has not yet ruled on Intergraph’s motion to dismiss. The Company believes HP’s antitrust counterclaim to be without merit, and will vigorously defend the same.

On June 21, 2003, Dell filed a counterclaim against Intel, adding them as a party to the OEM case. Intel filed a general denial to Dell’s counterclaim. Dell also filed a motion to have its “Intel implied license” defense tried separately from the infringement case. Dell’s motion to bifurcate was subsequently denied.

On January 28, 2004, Dell filed a motion for summary judgment alleging that the Company’s Clipper patents system claims were prohibited by “patent exhaustion,” as a result of the Company’s settlement agreement with Intel. Subsequently, on February 26, 2004, Gateway filed a similar motion for summary judgment on the principle of “patent exhaustion.” The principle of “patent exhaustion” prohibits a patent holder from receiving a double recovery for the use of an invention. Dell’s and Gateway’s motions allege that the Company fully recovered from Intel for their respective use of the Clipper system patents. The District Court has not ruled on Dell’s or Gateway’s motion, and the Company will vigorously defend against said motions.

On February 11, 2004, Intel filed a motion for partial summary judgment requesting the Court to determine whether computer systems including an Intel motherboard, chipset, and processor, were excluded from suit pursuant to Section 4.21 of the parties’ settlement agreement. The Company has responded to Intel’s motion. The District Court has not ruled on Intel’s motion.

Texas Instruments Litigation: On January 30, 2003, the Company filed a patent infringement action against Texas Instruments Incorporated (“TI”) in the U.S. District Court for the Eastern District of Texas (“TI case”). The TI case pertained to the Company’s PIC patents, United States Patent Numbers 5,560,028, 5,794,003, and 6,360,313 B1, and states that such patents are infringed by TI’s family of Digital Signal Processors marketed under the name TMS320C6000™. These devices are used as high-performance embedded controllers in consumer products. Their applications include audio and video encoders and decoders, broadband solutions, optical networking, telephony, voice processing, and wireless communications. TI subsequently asserted counterclaim patents in two separate legal actions. In September 2003, the Company and TI settled their respective patent disputes. As a result of this settlement, the parties dismissed all claims and suits against each other, and TI agreed to take a license to three Intergraph patents, which define key aspects of parallel instruction computing (“PIC”). The license established a royalty rate to be paid by TI for the use of Intergraph’s PIC technology in its TMS320C6000™ family of processors. Pursuant to the terms of the license, TI elected to prepay the royalty as a one-time, $18 million lump sum payment, which the Company received in fourth quarter 2003.

Advanced Micro Devices Litigation: On January 15, 2004, Advanced Micro Devices (“AMD”) filed a Declaratory Judgment Act (“DJA”) patent action against the Company in the Northern District of California. AMD asserted that the Company’s family of Clipper patents (U.S. Patent Nos. 4,860,192, 4,884,197, 4,899,275, 4,933,835 and 5,091,846) are either invalid, or not infringed by AMD’s microprocessor products. The Company had previously engaged in patent licensing discussions with AMD without success. AMD’s complaint alleges that a subpoena received from the Company’s OEM case led them to believe that they were going to be sued and that the DJA was filed in response. No monetary damages are being sought by AMD.

BSI Litigation: In December 2002, the Company filed a declaratory judgment action against BSI in Madison County, Alabama. The action requests the Court to interpret the parties’ asset purchase agreement and promissory note, and require BSI to specifically perform the repayment of the same. The asset purchase agreement and note were executed in conjunction with the sale of the Company’s civil, plotting, and raster software product lines to BSI in 2000. BSI subsequently filed an initial action against the Company in Philadelphia, Pennsylvania, and thereafter filed a second action in Delaware alleging that the Company breached certain terms of the asset purchase agreement. BSI’s Pennsylvania action was dismissed in March 2003, and BSI’s Delaware action has effectively been stayed pending the Alabama action. In response, BSI has now asserted certain counterclaims against the Company in the pending Alabama action. These counterclaims are substantially the same as those claims asserted in its Delaware action. As with its prior actions, BSI did not specify an amount of damages in its Alabama counterclaims. The Company intends to vigorously pursue its claims against BSI and defend the claims asserted by BSI. The case is currently set for trial on April 12, 2004.

Other Litigation: The Company has other ongoing litigation, none of which is considered to represent a material contingency for the Company at this time; however, any unanticipated adverse developments in any of these proceedings could materially adversely affect the Company’s results of operations, financial condition, or cash flows.

Other Risks and Uncertainties: The Company owns and maintains a number of registered patents and registered and unregistered copyrights, trademarks, and service marks. The patents and copyrights held by the Company are the principal means by which the Company preserves and protects the intellectual property rights embodied in the Company’s products. Similarly, trademark rights held by the Company are used to preserve and protect the reputation of the Company’s registered and unregistered trademarks. The ultimate impact of these initiatives is subject to known and unknown risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”

As industry standards proliferate, there is a possibility that the patents of others may become a significant factor in the Company’s business. Computer software technology is increasingly being protected by patents, and many companies, including the Company, are developing patent positions for software innovations. It is unknown at the present time whether various patented software technology will be made generally available under licenses, or whether specific innovations will be held by their inventors and not made available to others. In many cases, it may be possible to employ software techniques that avoid the patents of others, but the possibility exists that some features needed to compete successfully in a particular segment of the software market may be unavailable or may require an unacceptably high cost via royalty arrangements. Patented software techniques that become de facto industry standards are among those that may raise costs or may prevent the Company from competing successfully in particular markets.

An inability to protect the Company’s copyrights, trademarks, and patents, or to obtain current technical information or any required patent rights of others through licensing or purchase, all of which are important to success in the markets in which the Company competes, could significantly reduce the Company’s revenues and adversely affect its results of operations.

The Company has IP that is used in a variety of industries, including computers, consumer electronics, telecommunications, and electronics design. The Company defends the value of its IP portfolio through licensing and litigation. The Company remains actively engaged in licensing discussions, as well as patent litigation with several companies.

NOTE 19 — SUMMARY OF QUARTERLY INFORMATION — UNAUDITED

Quarter Ended	Mar. 31	Jun. 30	Sep. 30	Dec. 31
(in thousands except per share amounts)				(Restated)
Year ended December 31, 2003:
Revenues	$120,553	$127,347	$133,583	$144,520
Gross profit	56,601	61,585	65,969	67,791
Restructuring charges	—	—	—	3,952
Income from operations	4,235	2,859	5,485	789
Intellectual property income (expense), net	5,330	(4,335)	11,594	(6,805)
Gains (losses) on sales of assets	1,220	(65)	1,796	470
Net income	8,115	794	12,934	445
Net income per share:
Basic	$0.18	$0.02	$0.28	$0.01
Diluted	$0.17	$0.02	$0.27	$0.01
Weighted average shares outstanding:
Basic	46,200	46,275	46,190	43,553
Diluted	48,408	48,404	48,135	45,382
Year ended December 31, 2002:
Revenues	$123,096	$122,570	$133,416	$121,995
Gross profit	55,820	58,843	59,967	59,210
Restructuring charges	—	—	—	2,106
Income from operations	5,073	2,918	3,261	3,179
Intellectual property income (expense), net	(3,154)	293,320	(1,215)	145,520
Gains (losses) on sales of assets	1,530	17,015	(1,331)	—
Net income	4,378	280,587	2,673	90,114
Net income per share:
Basic	$0.09	$5.67	$0.06	$1.95
Diluted	$0.08	$5.37	$0.05	$1.85
Weighted average shares outstanding:
Basic	49,954	49,506	46,311	46,245
Diluted	52,503	52,204	48,754	48,653

For complete descriptions of the net gains (losses) on sales of assets and restructuring charges included in the Company’s results of operations, see Notes 10, 16 and 17 and “Gains on Sales of Assets” and “Restructuring Charges” included in MD&A.

NOTE 20 — RESTATEMENT OF FINANCIAL STATEMENTS:

Subsequent to filing the Form 10-K for the year ended December 31, 2003, management determined that it was appropriate to restate the Company’s financial statements for the year ended December 31, 2003 to defer previously recorded revenues to subsequent periods.

The Early Adopter Program (“EAP”) was a limited release of SmartPlant 3D Version 4. PPM’s internal accounting staff determined that the accounting for the Early Adopter Program should be reviewed after becoming aware that certain maintenance obligations and a specified upgrade to SmartPlant 3D Version 5 were included in the program.

Paragraph 10 of SOP 97-2 allows for the establishment of vender specific objective evidence (“VSOE”) of fair value on new products based on management’s established price, that once established, will not change before the separate introduction of the product into the marketplace.

VSOE of the fair value of the specified upgrade has to be established or the Company would be required to defer all revenue on customer orders that included a purchase of SP3D Version 4 under the EAP until the SP3D Version 5 upgrade is delivered. In the case of the EAP, management never intended to sell separately an upgrade to SP3D Version 5. The Company concluded that VSOE of the fair value of the upgrade could not be established according to paragraph 12 of SOP 98-9 without establishing this requisite intent to sell upgrades separately.

As a result of this conclusion, net sales decreased by $1.3 million in the year ended December 31, 2003, with a corresponding increase in billings in excess of sales. The Company also deferred the recognition of related direct incremental expenses until the related revenue is recognized. The Company also revised its provision for income taxes for the effect of these matters.

The accompanying consolidated financial statements have been restated from the amounts previously reported. A summary of the significant effects of the restatement is as follows:

	2003
(in thousands except per share amounts)	As Reported	Restated
Consolidated Statement of Operations Data:
Revenue	$527,262	$526,003
Gross profit	253,185	251,946
Operating income	14,552	13,368
Net income	23,207	22,288
Net income per share
Basic	$0.51	$0.49
Diluted	$0.49	$0.47

	2003
(in thousands)	As Reported	Restated
Consolidated Balance Sheet Data
Accrued compensation	$38,781	$38,726
Other accrued expenses	36,949	36,929
Billings in excess of sales	48,711	49,970
Income taxes payable	27,177	26,912
Retained earnings	609,227	608,308

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Intergraph Corporation

We have audited the accompanying consolidated balance sheets of Intergraph Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intergraph Corporation and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 20 to the accompanying consolidated financial statements, the Company restated its consolidated financial statements for the year ended December 31, 2003.

/s/ Ernst & Young LLP

Birmingham, Alabama
November 4, 2004

DIVIDEND POLICY

The Company has never declared or paid a cash dividend on its common stock. It is the present policy of the Company’s Board not to declare or pay cash dividends on its common stock.

PRICE RANGE OF COMMON STOCK

Since April 1981, Intergraph common stock has traded on The NASDAQ Stock Market® (“NASDAQ”) under the symbol INGR. As of January 31, 2004, there were 36,154,019 shares of common stock outstanding, held by 5,012 shareholders of record. The following table sets forth, for the periods indicated, the high and low sale prices of the Company’s common stock as reported on NASDAQ.

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

FORM 10-K/A

A copy of the Company’s Form 10-K/A filed with the SEC is available without charge upon written request to: Investor Relations, Intergraph Corporation IW2003, Huntsville, AL 35894-0001, Phone (256) 730-2184.

ANNUAL MEETING

The annual meeting of Intergraph Corporation will be held May 13, 2004, at 5 pm CST on the Corporate campus in Huntsville, Alabama.

INTERGRAPH CORPORATION AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements (all statements other than those made solely with respect to historical fact) within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, the business outlook of Intergraph Corporation (the “Company” or “Intergraph”), projections about revenue, operating income levels, margins, and market conditions and their anticipated impact on the Company and its vertical business segments; expectations regarding Intergraph’s various ongoing litigation proceedings; expectations regarding future results and cash flows; information regarding the development, timing of introduction, and performance of new products; and any statements of the plans, strategies, and objectives of management for future operations. These forward-looking statements are subject to known and unknown risks and uncertainties (some of which are beyond the Company’s control) that could cause actual results to differ materially and adversely from those anticipated in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, potential adverse outcomes in our ongoing efforts to protect our intellectual property, (including, with respect to the Company’s efforts to prove Intel Corporation (“Intel”) infringed the Company’s parallel instruction computing patents in the trial court and in any resulting appeal, retain amounts previously paid to the Company, pursue the specified “appeal damages,” or otherwise enforce the April 2002 settlement agreement with Intel in light of the February 2004 appellate court decision, the Company’s claims against certain original equipment manufacturers, including Dell Inc.™, Gateway Inc.™ and Hewlett-Packard Co.™, and other ongoing and potential litigation and patent enforcement efforts), potential adverse outcomes in our efforts to improve our operating performance (including uncertainties with respect to the timing and magnitude of any expected improvements); the ability of the Company to obtain required product certifications and timely deliver SP3D Version 5; material changes with respect to our business, litigation prospects, or the securities markets (including the market for Intergraph common stock); risks associated with doing business internationally (including foreign currency fluctuations); worldwide political and economic conditions and changes; the ability to attract or retain key personnel; increased competition; rapid technological change; unanticipated changes in customer requirements; the ability, timing, and costs associated with the Company’s effects to enforce and protect Intergraph’s intellectual property rights; the ability to access the technology necessary to compete in the markets served; risks associated with various ongoing litigation proceedings; and other risks detailed in our press releases or in our annual, quarterly, or other filings with the Securities and Exchange Commission.

OVERVIEW

Intergraph is a pioneer of computer graphics software and services in the commercial and government sectors. Founded in 1969, the Company has delivered numerous innovations in interactive graphics solutions. Today, Intergraph’s core mission is to enable businesses and governments to make better and faster operational decisions, and through software and services, help its customers organize vast amounts of complex data into understandable visual representations. Intergraph’s technology enables our customers to create intelligent maps, manage assets and infrastructure, build and operate better plants and ships, and dispatch emergency services to those in need.

Over the past six years, the Company has taken significant measures to reduce its losses and return to profitability, including extensive reductions in its workforce and the sale of several non-core business units and assets. In fourth quarter 1999, the Company exited the personal computer and generic server businesses, and in third quarter 2000 it exited the development and design of most of its remaining hardware products. These actions allowed the Company to return to profitability in 2001. The Company was profitable again in 2002 and 2003. While profitable, income from operations as a percentage of revenues was less than 3% in each of these years. Most of the Company’s income before taxes in the last three years originated from $436.2 million intellectual property income, $31.9 million gains on sales of non-core assets, and $20.9 million interest income. The Company carries no debt and has repurchased 16.3 million shares of its common stock for approximately $378 million over the last three years.

Mr. Taylor, the Company’s former Chief Executive Officer (“CEO”), announced plans to retire in late 2002 and the Company’s Board of Directors (“Board”) conducted a search for a new CEO. In July 2003, the Board hired a new CEO from outside Intergraph to lead the Company forward. Since July, the Company has introduced new vision, mission and culture statements, changed its capital structure by repurchasing 10.9 million shares of the Company’s common stock for approximately $283.2 million, added a new independent director, formed a Corporate Governance Committee comprised solely of independent directors, and adopted new Corporate governance guidelines.

Management is focused on improving the Company’s operating margins. The overall strategic goal in the next two to three years is the expansion of operating margin percentages (income from operations divided by revenue) to be more in line with our peers. While primarily focused on operating margins, management also monitors revenue, gross margins, and operating expenses for each business unit and the Company as a whole. The Company anticipates low revenue growth for 2004. The Company believes any improvement in income from operations for 2004 will primarily be due to expense reductions as a result of the recent restructuring initiatives and anticipated slight improvements in gross margins. In addition, management is evaluating each of the Company’s businesses to determine the size of the markets served, growth prospects for each market, potential strategies to grow each business, and the risks versus available risk-adjusted returns of each of the businesses. This initial review should be completed in 2004.

Fluctuations of the U.S. dollar in international markets had a significant impact on the Company’s results of operations in 2003. The Company estimates that the weakening of the U.S. dollar in the Company’s international markets, primarily in Europe, positively impacted revenue by approximately 5.5%, negatively impacted operating expenses by approximately 4.9%, and improved the Company’s operating results by approximately $0.16 per share (diluted) in comparison to 2002. A strengthening U.S. dollar could materially adversely affect the Company’s future results of operations.

The Company’s business segments offer software solutions to satisfy engineering, design, modeling, analysis, mapping, and information technology needs. The Company’s business segments also offer related professional services to satisfy these needs. Products and services are sold through industry-focused direct and indirect channels worldwide, with the United States and Europe representing approximately 83% of total revenues for 2003.

In addition, the Company has intellectual property that resulted from its hardware design and manufacturing operations that the Company exited in 2000. The intellectual property is used in a variety of industries, including computers, consumer electronics, telecommunications, and electronics design. The Company defends the value of its intellectual property (“IP”) portfolio through licensing and litigation. The Company remains actively engaged in licensing discussions, as well as patent litigation with several companies.

The Company’s current operations are divided into four business segments along with a Corporate oversight function (“Corporate”). The Company’s business segments are Intergraph Process, Power & Offshore (“PPO”); Intergraph Mapping and Geospatial Solutions (“IMGS”); Intergraph Solutions Group (“ISG”); and Intergraph Public Safety, Inc. (“IPS”).

RESULTS OF OPERATIONS

The following financial data sets forth the results of operations of the Company for each year in the three-year period ended December 31, 2003.

	2003	2002	2001
(in thousands)	(Restated)
Revenues	$526,003	$501,077	$532,061
Cost of revenues	274,057	267,237	298,735

Gross profit	251,946	233,840	233,326

Operating expenses	234,626	217,303	221,617
Restructuring charges (credits)	3,952	2,106	(384)

Income from operations	13,368	14,431	12,093
Intellectual property income (expense), net	5,784	434,471	(4,006)
Gains on sales of assets	3,421	17,214	11,243
Interest income	6,588	6,886	7,427
Other income (expense), net	(2,128)	(3,830)	2,161

Income before income taxes and minority interest	27,033	469,172	28,918
Income tax expense	(4,745)	(91,135)	(8,500)

Income before minority interest	22,288	378,037	20,418
Minority interest	—	(285)	(476)

Net income	$22,288	$377,752	$19,942

Revenues

Total revenue for 2003 was $526.0 million, up 5% from 2002 after declining 6% in 2002 from 2001. The increase in 2003 revenues is primarily the result of a weaker U.S. dollar against the currencies of the Company’s foreign subsidiaries. Exclusive of the currency impact, revenue levels were flat with 2002 levels. The 2002 decline is attributable to weak economic conditions worldwide, the 2001 sale of the Company’s Middle East operations, and a significant reduction in hardware maintenance revenue, partially offset by increased software maintenance revenues.

Total U.S. revenues, including sales to the federal government, were $276.7 million in 2003, down 3% from the 2002 level of $285.9 million. Revenues in the U.S. for 2002 were flat with the 2001 level. European sales were up 25% in 2003, after declining 12% in 2002. The increase in sales in Europe is primarily due to the weakening U.S. dollar against European currencies. Sales in Asia were down 7% for 2003, primarily due to the completion in 2002 of a large services contract in Australia, and up for 2002 from 2001 levels by 1%, as a result of new contracts in Australia. Revenue in 2003 for other international subsidiaries ($42.1 million) increased 15% due to progress on a large project in the Caribbean. In 2002, other international revenue ($36.7 million) declined 33%, due mainly to the 2001 sale of the Company’s Middle East operations.

Total revenue from the U.S. government was approximately $137.1 million in 2003, $136.9 million in 2002, and $143 million in 2001, representing approximately 26% of total revenue in 2003, and 27% of revenue in 2002 and 2001. The majority of these revenues are attributed to the ISG business segment. The Company sells to the U.S. government under long-term contractual arrangements, primarily indefinite delivery, indefinite quantity, and cost-based contracts, and through sales of commercial products not covered by long-term contracts. Approximately 83% of the Company’s 2003 federal government revenue was earned under long-term contracts. The Company believes its relationship with the federal government to be good. While it is anticipated that these contracts will remain in effect through their stated expiration, the contracts are subject to termination at the election of the government. Any loss of a significant government contract would have an adverse impact on the results of operations of ISG and the Company as a whole.

The Company reports revenues in three categories, consisting of systems, maintenance, and services revenues. The following discussions detail each of these revenue categories.

Systems: Systems revenue, consisting primarily of revenues earned from product sales, projects, and fixed-term and perpetual software license and lease agreements, was $296.9 million for 2003, up 3% from 2002 levels of $287.9 million, after declining 4% from 2001 to 2002. The increase for 2003 is primarily due to the weakening U.S. dollar and an increase in revenue in the IPS business segment, offset by declines in revenue in the IMGS business segment for the completion of several task orders on a large U.S. government contract and in the ISG business segment as contracts completed in 2002 were replaced with new contracts which are categorized as services revenues in 2003. The 2002 decrease is primarily due to weak economic conditions worldwide and continuing order weakness in the Company’s Z/I Imaging Corporation (“Z/I Imaging”) business and in the Utilities and Communications sectors of IMGS.

Maintenance: Maintenance revenue, consisting primarily of revenues from support services, including telephone support, software program fixes, and rights to product upgrades and enhancements, increased 8% in 2003, after declining 3% from 2001 to 2002. The improvement in 2003 maintenance revenues is primarily the result of the weakening U.S. dollar and an increase in software maintenance revenues, offset by declines in hardware maintenance revenues. The Company’s hardware maintenance business has declined approximately 28% ($5.7 million) for 2003 and 47% ($18 million) for 2002, as a result of the Company’s exit from the hardware business in 2000.

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

Gross Margin

The Company’s total gross margin percentage on revenue was 48% in 2003, compared to 47% in 2002 and 44% in 2001. For 2003, the improvement in margin is primarily due to the weakening of the U.S. dollar against foreign currencies. Exclusive of the 2003 impact of the weakening dollar, total margin percentage would have been 47%.

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

Maintenance: Margin on maintenance revenue was 63% in 2003, 55% in 2002, and 47% in 2001. The continuing improvement in margins over the past two years is partially the result of an increase in new software maintenance contracts and fewer hardware maintenance contracts that produce lower margins than software maintenance contracts. Maintenance margins in all business units improved from 2002 to 2003. Although revenues declined in 2002 due to the expected decline in the Company’s legacy hardware business, costs decreased at a higher rate primarily from headcount reductions as ISG continued to align maintenance expenses with revenue levels.

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

The Company capitalizes certain development costs incurred after the technological feasibility of new software products has been established and amortizes those costs against the revenues generated by those products. Though the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that, for any given product, revenues will not materialize in amounts anticipated due to industry conditions that include price and performance competition, or that product lives will be reduced due to shorter product cycles. Should these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on the Company’s systems margin and results of operations (see Note 1 of Notes to Consolidated Financial Statements).

The Company currently has many ongoing projects relating to development of new products and enhancement of existing products. The ultimate timing and impact of certain of these projects on the Company’s results of operations and financial condition cannot be accurately predicted. Some of the Company’s significant products, several of which were released during 2003, include software for engineering information management, intelligent piping and instrumentation diagrams, 3D visualization, enterprise information access and reports, and 2D CAD; and new technology for the earth-imaging industry, including new digital products for photogrammetry, airborne reconnaissance, aerial mapping, and image distribution. For the significant products released during 2003, costs incurred over the past six years totaled $75.1 million. The Company will continue to enhance the functionality of these and other products to meet the challenges of industries characterized by intense competition and rapidly changing technologies.

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

General and Administrative Expense: General and administrative expense for 2003 increased 6% from the 2002 level and was flat from 2001 to 2002. The increase from 2002 to 2003 was primarily the result of the estimated $3.4 million unfavorable currency impact and higher legal expenses associated with the Bentley Systems, Inc. (“BSI”) litigation and other general Corporate legal matters.

Restructuring Charges

In 2003, the Company recorded $4 million in restructuring charges in an effort to realign costs with revenues in the Corporate and IMGS business segments. In 2002, the Company recorded $2.1 million in restructuring charges as a result of combining the Utilities & Communications business with the IMGS division. In 2001, the Company reversed severance liabilities of $384,000 for its 2000 restructuring plan. For a complete description of these charges, see Note 10 of Notes to Consolidated Financial Statements for details of the Company’s restructuring activities.

In first quarter 2004, the Company expects to record $1.2 million in restructuring charges as a result of realignment of costs in relation to revenues in the PPO business segment. The Company does not anticipate any further restructuring charges to be recorded during 2004 as long as the Company remains on its 2004 plan.

Non-operating Income and Expense

Intellectual Property: “Intellectual property income (expense), net” in the consolidated statements of income consists of income resulting from settlements and licensing of the Company’s intellectual property, net of legal fees and other expenses associated with maintaining and defending the Company’s intellectual property. Income and expenses associated with the intellectual property division, including related legal expenses, are classified and reported in this section of the consolidated statements of income in order to more clearly show the operating results of the Company’s business units.

In third quarter 2003, the Company recorded $18 million in income from its settlement of all patent disputes with Texas Instruments Incorporated (“TI”). In first quarter 2003, the Company recorded income of $10 million due to a balancing payment from International Business Machines Corporation (“IBM”) for future royalties in a full cross-licensing agreement that also resolved all outstanding patent infringement claims between IBM and the Company. For the twelve months ended December 31, 2003, $22.2 million in legal fees and other related expenses associated with protecting and licensing the Company’s intellectual property were netted against this income.

In second quarter 2002, Intergraph and Intel settled a patent infringement lawsuit filed in Alabama Federal Court in 1997 for $300 million, which the Company received in May 2002. In fourth quarter 2002, the U.S. District Court for the Eastern District of Texas ruled in favor of the Company in a related patent infringement case, resulting in an additional $150 million payment from Intel, which was received in November 2002. For the twelve months ended December 31, 2002, $15.6 million in legal fees and other related expenses associated with protecting and licensing the Company’s intellectual property were netted against this income.

In 2001, the Company recorded $4 million in legal fees and other related expenses associated with protecting and licensing the Company’s intellectual property. See Note 18 of Notes to Consolidated Financial Statements for further discussion on these transactions.

Gains on Sales of Assets: “Gains on sales of assets” in the consolidated statements of income and cash flows consists of the net gains and losses recognized by the Company on sales of various non-core subsidiaries, divisions, and product lines, and gains recorded on real estate sales. See Notes 16 and 17 of Notes to Consolidated Financial Statements for details of the Company’s acquisitions and divestitures during the three-year period ended December 31, 2003.

In 2003, IMGS reported a net gain of approximately $1.1 million from the March 2003 sale of its aeronautical intellectual property assets to Ingegneria Dei Sistemi S.p.a. in Rome, Italy. In July 2003, the Company recognized a gain of $1.8 million for the sale of its remaining 1.5 million shares of Creative Technology Ltd. (“Creative”) stock. In December 2003, the Company also recognized a gain of $470,000 on the sale of 383 acres of unoccupied land adjacent to its Huntsville headquarters.

In 2002, the Company reported an additional gain of $2 million from the 2000 sale of its Intense3D graphics accelerator division to 3Dlabs Inc., Ltd. (“3Dlabs”), as the shares originally placed in escrow were released in March 2002. In May 2002, Creative purchased all of the outstanding shares of 3Dlabs for $3.60 per share, paying one-third in cash and two-thirds in Creative common stock. The Company recognized a gain of $17 million on the sale of its 3Dlabs stock to Creative. In July 2002, Intergraph sold approximately 789,000 shares of Creative stock for a net loss of $1.3 million. In March 2002, the Company also sold its subsidiary in Greece, reporting a net loss of $455,000.

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

Other: “Other income (expense), net” in the consolidated statements of income consists primarily of interest expense, foreign exchange gains and losses and other miscellaneous items of non-operating income and expense. In 2003, this amount included a $1.4 million net foreign exchange loss, $608,000 in losses on the disposal of various assets, and interest expense of $212,000. In 2002, this amount included a $7 million write-down of the other-than-temporary loss on Creative stock, an additional gain of approximately $1.1 million on the prior sale and leaseback of a European office building, gains of $691,000 on the disposal of various assets, a dividend of $376,000 from Creative, a $277,000 net foreign exchange gain, and interest expense of $219,000. In 2001, this amount included a $3.8 million payment received from Micrografx, Inc. for a convertible debenture held by the Company, interest expense of $1.8 million, $1.7 million for a Mentor Graphics warrant, and a net foreign exchange loss of $1.5 million. See “Impact of Currency Fluctuations and Currency Risk” and Notes 6 and 17 of Notes to Consolidated Financial Statements.

Income Taxes

The Company earned pretax income before minority interest of $27.0 million in 2003, compared to $469.2 million in 2002 and $28.9 million in 2001. Income tax expense in 2003 was attributable both to taxes on individually profitable majority-owned subsidiaries and patent litigation income, partially offset by tax benefits of $4.1 million which resulted from favorable resolutions of audit issues with the Internal Revenue Service. Income tax expense in 2002 and 2001 resulted from taxes on individually profitable subsidiaries. Income tax expense in 2002 also resulted from income from IP litigation.

The Company must continually assess the likelihood that it will be able to recover deferred tax assets. If recovery is not likely, the Company must increase its provision for taxes by recording a valuation allowance against the deferred tax assets. As of December 31, 2003, the Company believed that all of the deferred tax assets recorded on its balance sheet would ultimately be recovered. However, should there be a change in the Company’s ability to recover its deferred tax assets, the tax provision would increase in the period in which the Company determines that the recovery is not probable.

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

Note 11 of Notes to Consolidated Financial Statements contains a reconciliation of statutory income tax expense to actual income tax expense for each year in the three-year period ended December 31, 2003, and includes further details of the Company’s tax position, including net income and tax credit and net operating loss carryforwards.

Results by Business Segment

The Company’s current operations are divided into four business segments, along with a Corporate oversight function. The following discussion provides a comparative analysis of results of operations including restructuring charges (credits) based on the Company’s current business structure. See Note 15 of Notes to Consolidated Financial Statements for further explanation and details of the Company’s segment reporting.

PPO: PPO earned operating income of $14.8 million, $19 million, and $6.8 million, on revenues of $131.6 million, $124.1 million, and $116.5 million, in 2003, 2002, and 2001, respectively. The 6% increase in revenue in 2003 was due to higher new license and software maintenance revenue, including a large maintenance contract signed with GRAD (a consortium of shipbuilders for new shipbuilding applications), strong sales of new information management products, and continued strong sales of the 2D/3D design tools. Revenue increased 7% in 2002, compared to 2001, due to nonrecurring revenue in the shipbuilding business and growth in new products covering instrumentation design, materials/procurement management, and information management software. PPO’s total gross margin improved from 68% in 2002 to 69% in 2003 and from 61% in

2001 to 68% in 2002. The increase in the 2003 gross margin was primarily due to improved maintenance margins as a result of the large maintenance contract with GRAD, while the increase in the 2002 gross margin was the result of growth in higher margin products, improvements in services margins, and fewer sales of low-margin hardware and hardware maintenance. Operating expenses increased 18% in 2003 while 2002 operating expenses were flat with the 2001 level. The increase in operating expenses for 2003 was due to higher product development expenses for new products, higher sales and marketing costs resulting from the weakening of the U.S. dollar, trade shows and customer events, and higher sales compensation costs due to higher revenue.

IMGS: In 2003, IMGS reported operating income of $3.8 million on revenue of $210 million, compared to a 2002 operating loss of $2.1 million on revenue of $195.1 million and 2001 operating income of $6.1 million on revenue of $222.7 million. IMGS’ 2003 increases in revenue and operating income were due to increased product sales and project sales that include products, services, and third party content, primarily in Europe and Canada. The 2002 declines in revenue and operating income were the result of less capital spending in the utilities; communications; local, state, and federal government; and earth imaging markets. The 2001 results also included nonrecurring transactions causing 2002 revenue to appear low in comparison. IMGS’ total gross margin was approximately 47% in 2003, 48% in 2002, and 47% in 2001. Operating expenses for 2003, which included $1.5 million in restructuring charges, were relatively flat with 2002. Compared to 2001, operating expenses for 2002 were 2% lower, due to a decrease in headcount and an increase in development costs that qualified for capitalization offset by $1 million in restructuring charges.

ISG: In 2003, ISG earned operating income of $8.1 million on revenue of $120.9 million, compared to 2002 operating income of $5.9 million on revenue of $127 million and 2001 operating income of $10 million on revenue of $134.1 million. ISG’s systems and maintenance revenues continue to be adversely impacted by the Company’s exit from the hardware business in 2000. ISG’s total gross margin was 24% in 2003 and 2002, a slight decrease compared to 25% in 2001. The decrease from 2001 to 2002 was due to a significant, nonrecurring government purchase of third-party software with very low margin. Operating expenses decreased 14% from the 2002 level due to decreases in sales and marketing and general and administrative expenses as ISG continued to align expenses with revenue levels and increased 3% from 2001 to 2002 due to higher sales and marketing expenses associated with expanding into the commercial services market.

IPS: IPS earned operating income of $14.4 million, $14.6 million, and $8.2 million, on revenues of $67.2 million, $63.6 million, and $60.9 million in 2003, 2002, and 2001, respectively. The 2003 increase in revenue was due to new projects and more maintenance contracts, which offset the loss of revenues from a large Australian services contract that ended in September 2002. A 2002 decline in revenue from Asia and Canada was offset by higher revenue recognized on several major projects in the United States and Europe. The operating income decrease in 2003 was attributable to higher total gross margins that partially offset an increase in operating expenses and the loss of margin related to the services contract in Australia. The 2002 increase in operating income was due to higher revenue with better gross margins, flat operating expenses, and a one-time sale of software and systems associated with the completion of a large outsourcing contract in Australia. IPS’ total gross margin improved from 49% in 2002 to 52% in 2003 as a result of the completion of the large Australian services contract in 2002 and improved maintenance margins. The 2002 margin improvement from 41% in 2001 was also primarily attributable to the completion of the Australian services contract in 2002.

Corporate: Corporate incurred operating losses of $27.7 million in 2003, $23.3 million in 2002, and $19 million in 2001, on revenues of $12.7 million, $13.1 million, and $33.8 million, respectively. The decline in total revenues was due to declining international hardware maintenance as a result of the Company’s exit from the hardware business. The operating losses were mainly due to continuing costs of exiting the hardware business, including management of warranty reserves, inventory write-downs, and management of a repair depot. Operating expenses for 2003 increased 17% from 2002 while 2002 operating expenses decreased 4% from 2001. The 2003 increase was due to higher legal expenses associated with the BSI litigation and other general Corporate legal matters and $1.5 million in additional restructuring costs. The 2002 decrease was due to the Company’s efforts to reduce its Corporate overhead, primarily through reductions in headcount.

Outlook for 2004

The Company expects that the markets in which it competes will continue to be characterized by intense competition, rapidly changing technologies, and shorter product cycles. Further improvement in the Company’s operating results will depend on a reduction in operating expenses, improvements in gross margins, revenue growth, and further market penetration by accurately anticipating customer requirements and technological trends, and rapidly and continuously developing and delivering new products and services that are competitively priced, offer enhanced performance, and meet customers’ requirements. In addition, the Company continues to face legal expenses of unknown duration and amount as it licenses its intellectual property and otherwise asserts its intellectual property rights. The ultimate impact of these initiatives is subject to known and unknown risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”

Many factors affect financial performance, and past performance is no assurance of similar future performance, although the Company remains focused on short-term goals and objectives designed to improve profitability.

Litigation and Other Risks and Uncertainties

See Note 18 of Notes to Consolidated Financial Statements for a discussion of the Company’s legal proceedings and other risks and uncertainties.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2003, cash and short-term investments totaled $265.8 million compared to $506 million and $110.8 million at December 31, 2002, and 2001, respectively. The reduction in cash and short-term investments in 2003 is due primarily to repurchases of 11.4 million shares of the Company’s common stock for $290.7 million, including 10 million shares via a modified Dutch auction tender offer completed in December 2003 and $41.2 million of tax payments (primarily as a result of the Intel settlement and litigation proceeds). Decreases in the Company’s cash during the year were offset by increases in cash due to $18 million from the proceeds of the TI settlement, $10 million from the proceeds of the IBM settlement, $12.4 million from the proceeds of the sale of Creative stock, and $13.9 million from the exercise of stock options and employee stock purchases. The improvement in cash and short-term investments in 2002 is due primarily to the receipt of $450 million from the Intel litigation, $13.4 million from the sale of its 3Dlabs stock, and $7.9 million from the sale of Creative stock. During 2002, the Company spent approximately $83.6 million to purchase 4.7 million shares of its common stock under a stock repurchase program.

The Company generates cash from operations primarily from net income plus non-cash charges included in net income and reductions in working capital requirements. The Company uses cash primarily for capitalized software development, capital expenditures, and any increases in working capital requirements. The Company incurred capital expenditures in 2002 and 2003 of approximately $10 million each year and expects that capital expenditures will require $10 million to $12 million in 2004, primarily for the purchase of computer equipment. The Company does not anticipate significant non-operating events that will require the use of cash, with the exception of the Company’s stock repurchase program. In 2003, the Company’s Board authorized an increase in the funding for the stock repurchase program from $175 million to $250 million (of which $115.7 million has been used as of January 31, 2004). The Board also extended the termination date for the stock repurchase program from December 31, 2004, to December 31, 2005, and approved privately negotiated transactions in addition to open market purchases of the Company’s stock. The Company spent approximately $22 million in 2003 on patent litigation and enforcement and could spend a similar amount in 2004. See the Company’s Annual Report on Form 10-K for the year ended December 31, 2001, for further discussion of the Company’s stock buyback plan and litigation.

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

The Company’s average collection period for accounts receivable in 2003 was approximately 72 days, representing a decrease of 15 days from the prior year. Approximately 73% of the Company’s 2003 revenues were derived from international customers and the U.S. government, both of which traditionally have longer collection periods. Total U.S. government accounts receivable were $23.5 million at December 31, 2003 (compared with $26.7 million at December 31, 2002). The Company endeavors to enforce its payment terms with these and other customers, and grants extended payment terms only in very limited circumstances.

The following is a summary of certain of the Company’s obligations and commitments as of December 31, 2003:

	Payments due by period
(in thousands)		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Capital Lease Obligations	$150	$150	$—	$—	$—
Operating Lease Obligations	51,716	11,954	12,249	4,647	22,866
Other Noncurrent Liabilities	548	—	344	144	60
Research and Development Services Agreement Commitment	3,800	3,800	—	—	—

Total	$56,214	$15,904	$12,593	$4,791	$22,926

The Company believes that the combination of existing cash balances and cash flow from operations will exceed cash requirements for operations for 2004.

FOURTH QUARTER 2003

Revenue in fourth quarter was $144.5 million, an increase of 18.5% from fourth quarter 2002 revenues of $122 million. Significant factors contributing to the overall increase in revenues include $7.5 million for a new professional services contract in the ISG business unit, increased product sales to international customers for $6.4 million, $4 million from new maintenance contracts, and an increase in reported revenues due to the weakening of the U.S. dollar. Cost of revenues increased 22% from fourth quarter 2002 levels. Gross margin declined from 49% of total revenues in 2002 to 47% in 2003, resulting from third party material elements of the new professional services contract mentioned above. Operating expenses (excluding restructuring charges) increased 17% from the fourth quarter 2002 level. This increase results mainly from an increase in legal fees, a weakening of the U.S. dollar against European currencies, and higher product development expenses for new and existing products. Restructuring charges in fourth quarter 2003 were $4 million, as compared to $2.1 million in fourth quarter 2002. Operating results for fourth quarter 2003 included $6.8 million net intellectual property expense and other non-operating income items netting to $506,000. Fourth quarter 2002 operating results were impacted by the Intel patent litigation gain of $148.2 million and by other net expense of $4.5 million, including the $7 million write-down of a long-term investment. The Company earned net income of $445,000 ($0.01 per share diluted) for the quarter, compared to net income of $90.1 million ($1.85 per share diluted) in fourth quarter 2002.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which is effective for guarantees issued or modified after December 31, 2002. FIN No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations does not apply to product warranties or to guarantees accounted for as derivatives. The adoption of FIN No. 45 in first quarter 2003 did not have a significant impact on the Company’s consolidated operating results or financial position. The Company has not incurred costs to settle claims or pay awards under the patent infringement indemnity provisions of some of our sales agreements with customers; therefore, the Company has recorded no liabilities for these agreements as of December 31, 2003.

In January 2003, FASB issued FIN No. 46, Consolidation of Variable Interest Entities (revised December 2003), an interpretation of Accounting Research Bulletin No. 51, Consolidation of Financial Statements, which addresses consolidation of variable interest entities (“VIEs”) by business enterprises. This Statement is required in financial statements of public entities that have interests in VIEs or potential VIEs commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application by public entities (other than small business issuers) for all other types of entities is required in financial statements for periods ending after March 15, 2004. The Company is still evaluating the impact, if any, that adoption of FIN No. 46 may have on its consolidated results of operations or financial position.

On April 30, 2003, FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, in order to provide for more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS No. 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have a significant impact on the Company’s consolidated results of operations or financial position.

On May 15, 2003, FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which establishes standards for classifying and measuring as liabilities certain freestanding financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. The statement defines an obligation as “a conditional or unconditional duty or responsibility on the part of the issuer to transfer assets or to issue its equity shares.” SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have a significant impact on the Company’s consolidated results of operations or financial position.

In December 2003, FASB revised SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits — an amendment of FASB Statements No. 87, 88, and 106. This statement revises employers’ disclosures about pension plans and other postretirement benefit plans to provide more information about pension plan assets, obligations, benefit payments, contributions, and net benefit cost. This Statement retains the disclosures required by the originally issued SFAS No. 132 and requires further disclosures, including information describing the types of plan assets, investment strategy, measurement date(s), plan obligations, cash flows, and components of net periodic benefit cost recognized during interim periods. SFAS No. 132 (revised 2003) is effective for financial statements with fiscal years ending after December 15, 2003, except for disclosure of information about foreign plans and disclosure of estimated future benefit payments, which are effective for fiscal years ending after June 15, 2004.

CRITICAL ACCOUNTING POLICIES

The Company’s significant accounting policies are disclosed in Note 1 of Notes to Consolidated Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management use judgments to make estimates and assumptions that affect the amounts reported in the financial statements. As a result, there is some risk that reported financial results could have been different had other methods, assumptions, and estimates been used.

The Company believes that of its significant accounting policies, the following may involve a higher degree of judgment and complexity in preparing its consolidated financial statements.

Revenue Recognition

The Company accounts for arrangements that include software in accordance with American Institute of Certified Public Accountants Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition. The application of SOP No. 97-2 requires judgment, including whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence (“VSOE”) of fair value exists for those elements. Changes to the elements in a software arrangement, the ability to identify VSOE for those elements, the fair value of the respective elements, and changes to a product’s estimated life cycle could materially impact the amount of earned and unearned revenue.

For arrangements with multiple elements, the Company allocates revenue to each element of a transaction based upon its fair value as determined by VSOE. VSOE of fair value for all elements of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately. The Company defers revenue for any undelivered elements, and recognizes revenue when the product is delivered or over the period in which the service is performed, in accordance with the Company’s revenue recognition policy for such element. If the Company cannot objectively determine the fair value of any undelivered element included in bundled software and service arrangements, including implied maintenance and specified upgrades, the Company defers revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements. When the fair value of a delivered element has not been established, the Company uses the residual method to record revenue if the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

IMGS, ISG, and IPS derive a significant portion of revenue from contracts accounted for by the percentage-of-completion method with contractual terms generally fixed. The Company regularly reviews its progress on these contracts and reviews the estimated costs of fulfilling its obligations. If the Company does not accurately estimate the resources required or the scope of the work to be performed, or does not manage these contracts properly within the planned periods of time or satisfy its obligations under the contracts, then future revenue and margins may be significantly and negatively affected, or losses on existing contracts may need to be recognized. Any resulting reductions in revenues, margins, or contract losses could be material to the Company’s results of operations.

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

The Company evaluates arrangements with governmental entities containing “fiscal funding” or “termination for convenience” provisions, where such provisions are required by law, to determine the probability of possible cancellation. If such a determination cannot be made, revenue is recognized upon the earlier of cash receipt or approval of the applicable funding provision by the governmental entity.

Capitalized Software

The Company capitalizes certain product development costs incurred after the technological feasibility of new software products has been established and amortizes these costs on a straight-line basis once revenues begin to be generated by these products. Though the Company regularly reviews its capitalized development costs to ensure recognition of any decline in value, it is possible that, for any given product, revenues will not materialize in amounts anticipated due to industry conditions that include price and performance competition, or that products will have shorter lives. Should these events occur, the carrying amount of capitalized development costs would be reduced, producing adverse effects on the Company’s systems margin and results of operations. The Company routinely assesses projects in process and associated costs capitalized for any net realizable value concerns. Based on this assessment, the Company decided to cease further capitalization for certain projects and increase product development expense by $12.2 million, $10.5 million, and $8.6 million, in 2003, 2002, and 2001, respectively.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Impact of Currency Fluctuations and Currency Risk

International markets, particularly Europe and Asia, are important to the Company. The Company’s operations are subject to and may be adversely affected by a variety of risks inherent in doing business internationally, such as government policy restrictions, worldwide political conditions, currency exchange fluctuations, and other factors.

Fluctuations in the value of the U.S. dollar in international markets can have a significant positive or negative impact on the Company’s results of operations. For 2003, approximately 47% of the Company’s revenue was derived from customers outside the United States, primarily through subsidiary operations. Most subsidiaries sell to customers and incur and pay operating expenses in local currencies. These local currency revenues and expenses are translated into U.S. dollars for reporting purposes. A stronger U.S. dollar will decrease the level of reported U.S. dollar orders and revenues, decrease the U.S. dollar gross margin, and decrease reported U.S. dollar operating expenses of the international subsidiaries. A weaker

U.S. dollar will have the opposite impact. The Company estimates that the weakening of the U.S. dollar in its international markets improved its results of operations by approximately $0.15 per share (diluted) in 2003. For 2002, the Company estimated that the weakening of the U.S. dollar positively impacted its results of operations by approximately $0.04 per share (diluted), and for 2001, the strengthening of the U.S. dollar adversely impacted its results of operations by approximately $0.08 per share (diluted).

The Company estimates that the result of a uniform 10% strengthening in the value of the U.S. dollar relative to the currencies in which the Company’s sales are denominated would result in a decrease in earnings of approximately $6 million for the year ended December 31, 2003. Likewise, a uniform 10% weakening in the value of the U.S. dollar would result in increased earnings of approximately $7 million. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. In addition to the direct effects of changes in exchange rates, exchange rate fluctuations may also affect the volume of sales and foreign currency sales prices. The Company’s estimation of the effects of changes in foreign currency exchange rates does not consider potential changes in sales levels or local currency prices. See Note 15 of Notes to Consolidated Financial Statements for a summary of the Company’s revenues by geographic area.

The Company conducts business in all major markets outside the United States, but the most significant of these operations with respect to currency risk are located in Europe and Asia. Local currencies are the functional currencies for the Company’s Canadian subsidiaries, a Japanese subsidiary, and all but one of the Company’s European subsidiaries. The U.S. dollar is the functional currency for all other international subsidiaries. See Note 1 of Notes to Consolidated Financial Statements for a description of the Company’s policy for managing the currency risks associated with its international operations.

In 2003, the Company recorded a net foreign exchange loss of $1.4 million, as compared to a net foreign exchange gain of $277,000 in 2002, and a net foreign exchange loss of $1.5 million in 2001. The Company’s exchange loss for 2003 resulted primarily from the unrealized loss on revaluation of euro-denominated intercompany loans and service fees. The Company’s exchange loss for 2001 resulted primarily from the strengthening of the U.S. dollar against the euro, particularly with respect to euro-denominated intercompany receivables combined with approximately $715,000 in loss incurred as the result of subsidiary recapitalizations. At December 31, 2003, the Company had no forward exchange contracts outstanding.

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